 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-235766
PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF MONOCLE ACQUISITION CORPORATION
AND
PROSPECTUS FOR 40,247,500 SHARES OF COMMON STOCK AND 17,967,500 WARRANTS TO
PURCHASE COMMON STOCK
OF
MONOCLE HOLDINGS INC.
(TO BE RENAMED AERSALE CORPORATION)
Dear Monocle Acquisition Corporation Stockholder:
You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of Monocle Acquisition Corporation (“Monocle”) on November 4, 2020, at 10:00 a.m., Eastern time, at 200 Liberty Street, 39th Floor, New York, NY 10281, for the purpose of voting on Monocle’s proposed Business Combination (as defined below) with AerSale Corp. (“AerSale”) and the other matters described in the accompanying proxy statement/prospectus.
The board of directors (the “Board”) of Monocle Acquisition Corporation (“Monocle”) has unanimously approved the Amended and Restated Agreement and Plan of Merger, dated September 8, 2020 (as amended, the “Amended and Restated Merger Agreement”), by and among Monocle, Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle (“NewCo”), AerSale, Monocle Merger Sub 1 Inc., a Delaware corporation and a wholly-owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of NewCo (“Merger Sub 2”), and Leonard Green & Partners, L.P., a Delaware limited partnership, solely in its capacity as the Holder Representative, pursuant to which (a) Merger Sub 1 will be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). The transactions contemplated by the Amended and Restated Merger Agreement are referred to herein as the “Business Combination.” A copy of the Amended and Restated Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A. Immediately after the Business Combination, NewCo expects to change its name to “AerSale Corporation” and AerSale expects to change its name to AerSale Aviation, Inc.
Under the Amended and Restated Merger Agreement, (i) pursuant to the First Merger, each of the issued and outstanding shares of Monocle’s common stock will be exchanged on a one-for-one basis for shares of common stock of NewCo, par value $0.0001 per share (“NewCo Common Stock”), and each of the outstanding warrants to purchase Monocle’s common stock will be converted into and become the right to receive a warrant to purchase NewCo Common Stock, exercisable for an equal number of shares of NewCo Common Stock on the existing terms and conditions of such warrants, and (ii) pursuant to the Second Merger, NewCo will indirectly acquire AerSale for aggregate consideration of $315 million (or up to approximately $317 million in the event there are any Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock (the “Merger Consideration”). As further described in this proxy statement, (x) holders of AerSale common stock and holders of AerSale in-the-money stock appreciation rights will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, with 1,500,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days (the “Minimum Target”), and the remaining 1,500,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days (the “Maximum Target”), in each case on or prior to the fifth anniversary of the closing (the “Closing”) of the Business Combination and (y) certain holders of Aersale preferred stock and common stock that elect to receive all of their portion of the Merger Consideration in the form of NewCo Common Stock will also receive a contingent right to up to 646,875 additional shares of NewCo Common Stock in the aggregate, with 323,438 of such shares issued at the Minimum Target and the remaining 323,437 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing.
The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate

Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6. The mix of Aggregate Cash Consideration and Aggregate Common Stock Consideration will vary based on the number of shares of Monocle Common Stock that are redeemed pursuant to the Monocle Charter, as shown in the table below:
	No Redemption Scenario	Maximum Redemption Scenario(1)
Aggregate Cash Consideration	$76,244,090	$15,000,000
Aggregate Common Stock Consideration	24,091,218 shares	30,215,625 shares

(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

The holders of AerSale’s preferred stock and common stock (the “AerSale Stockholders”) have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holders, an “Electing Holder”), in which case the portion of the Aggregate Cash Consideration that would have been payable to the Electing Holders will be divided pro rata to all holders of AerSale preferred stock and common stock that do not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement (a “Non-Electing Holder”), or, if all AerSale Stockholders are Electing Holders, the portion of the Aggregate Cash Consideration that would have been payable to the AerSale Stockholders will be paid to NewCo. The Electing Holders will receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. The Electing Holders are also entitled to a contingent right to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, up to 646,875 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.
NewCo intends to apply to list its common stock and warrants on the Nasdaq Stock Market under the symbols “ASLE” and “ASLEW,” respectively, upon the Closing. Monocle’s publicly-traded common stock, units (if not previously separated) and warrants are currently listed on the Nasdaq Capital Market under the symbols “MNCL,” “MNCLU” and “MNCLW,” respectively. Monocle’s publicly-traded units will automatically separate into the component securities (that is, common stock and warrants) upon consummation of the Business Combination.
Monocle is providing the accompanying proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at a special meeting of stockholders to be held on November 4, 2020 for the purpose of voting on the Business Combination and the other matters described herein. Whether or not you plan to attend the Special Meeting, we urge all of Monocle’s stockholders to read the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of Monocle and AerSale, carefully and in their entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 54 of the accompanying proxy statement/prospectus.
The Board has unanimously approved and adopted the Amended and Restated Merger Agreement and unanimously recommends that our stockholders vote “FOR” all of the proposals presented to Monocle stockholders at the Special Meeting. When you consider the Board recommendation of these proposals, you should keep in mind that directors and officers of Monocle have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus.
Pursuant to the Monocle Charter, Monocle’s public stockholders have redemption rights in connection with the Business Combination. In order to redeem their shares of common stock for cash, Monocle’s public stockholders must (i) (a) hold public shares or (b) hold public shares through units and elect to separate their units into the underlying public shares and public warrants prior to exercising their redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to Continental Stock Transfer & Trust Company, Monocle’s transfer agent, that Monocle redeem their public shares for cash and (b) deliver their public shares to the Transfer Agent, physically or electronically through Depository Trust Company. Monocle public stockholders should carefully refer to the accompanying proxy statement/ prospectus for the requirements and procedures of redemption.
We look forward to your participation at the Special meeting.
/s/ Eric J. Zahler

Eric J. Zahler
President and Chief Executive Officer of Monocle Acquisition Corporation
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated October 16, 2020, and is expected to be first mailed to Monocle stockholders on or about October 20, 2020.

Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, New York 10022
NOTICE OF SPECIAL MEETING OF
STOCKHOLDERS OF MONOCLE ACQUISITION CORPORATION
TO BE HELD NOVEMBER 4, 2020
To the Stockholders of Monocle Acquisition Corporation:
NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Monocle Acquisition Corporation, a Delaware corporation (“Monocle”), will be held on November 4, 2020, at 10:00 a.m., Eastern Time, at 200 Liberty Street, 39th Floor, New York, NY 10281 (the “Special Meeting”). You are cordially invited to attend the Special Meeting to conduct the following important items of business:
1.   Business Combination Proposal – To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), dated as of September 8, 2020, by and among Monocle, Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle (“NewCo”), AerSale Corp., a Delaware corporation (“AerSale”), Monocle Merger Sub 1 Inc., a Delaware corporation and a wholly-owned direct subsidiary of NewCo, Monocle Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of NewCo, and Leonard Green & Partners, L.P., a Delaware limited partnership, solely in its capacity as the Holder Representative, a copy of which is attached as Annex A to this proxy statement/prospectus, and approve the transactions contemplated thereby (the “Business Combination” and such proposal, the “Business Combination Proposal”);
2.   Nasdaq Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance by NewCo, as successor to Monocle, of NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of Monocle’s issued and outstanding common stock immediately prior to the issuance (the “Nasdaq Proposal”);
3.   Incentive Plan Proposal – To consider and vote upon a proposal to approve the 2020 Equity Incentive Plan (the “Incentive Plan”), which is an incentive compensation plan for directors, officers, employees, consultants, and advisors of NewCo and its subsidiaries, including AerSale, a copy of which is attached as Annex B to this proxy statement/prospectus (the “Incentive Plan Proposal”);
4.   Employee Purchase Plan Proposal – To consider and vote upon a proposal to approve the 2020 Employee Stock Purchase Plan, which is an incentive compensation plan for employees of NewCo and its subsidiaries, including AerSale, a copy of which is attached as Annex C to this proxy statement/prospectus (the “Employee Purchase Plan Proposal”); and
5.   Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal or the Nasdaq Proposal (the “Adjournment Proposal”).
The above matters are more fully described in this proxy statement/prospectus. We urge you to read carefully the proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Monocle and AerSale.
It is anticipated that, upon completion of the Business Combination, and assuming no public stockholders exercise their redemption rights; (i) Monocle’s public stockholders will retain an ownership interest of approximately 40.39% of the issued and outstanding common stock of NewCo; (ii) Monocle

Partners, LLC, a Delaware limited liability company (the “Sponsor”) and its affiliates, Cowen Investments II LLC (“Cowen”), and our current independent directors (collectively, our “Initial Stockholders”) will own approximately 3.19% of the issued and outstanding common stock of NewCo (exclusive of 1,940,625 of unvested Founder Shares held by the Sponsor and Cowen); (iii) AerSale’s management (including the holders of AerSale stock appreciation rights (“SARs”)) will own approximately 4.12% of the issued and outstanding common stock of NewCo (iv) certain investment funds and vehicles managed by Leonard Green & Partners, L.P. (together, “LGP”) will own approximately 50.02% of the issued and outstanding common stock of NewCo; and (v) Florida Growth Fund LLC will own approximately 2.27% of the issued and outstanding common stock of NewCo.
The record date for the Special Meeting is September 28, 2020. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.
Pursuant to the Monocle’s amended and restated certificate of incorporation (the “Monocle Charter”), we are providing our public stockholders with the opportunity to redeem, upon the consummation of the Business Combination, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (the “Trust Account”) established in connection with our initial public offering (the “IPO”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of June 30, 2020, the estimated per share redemption price would have been approximately $10.265. Public stockholders may elect to redeem their shares even if they vote “FOR” the Business Combination.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)   (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)   prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to Continental Stock Transfer & Trust Company, Monocle’s transfer agent (the “Transfer Agent”), that Monocle redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.
A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of common stock included in the units sold in our IPO. We have no specified maximum redemption threshold under the Monocle Charter, other than the aforementioned 15% threshold, except that in no event will we redeem shares of our common stock in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of public shares by our public stockholders will reduce the amount in our Trust Account. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their public shares.

Our Initial Stockholders, officers and other directors have agreed to vote any shares of Monocle common stock held by them (the “Founder Shares”) and any public shares purchased during or after our IPO in favor of the Business Combination. Currently, our Initial Stockholders own approximately 22.6% of our issued and outstanding shares of common stock, including all of the Founder Shares. Additionally, our Initial Stockholders, current officers and other current directors have agreed to waive their redemption rights with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. The Incentive Plan Proposal and the Employee Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
It is important for you to note that in the event either of the Business Combination Proposal or the Nasdaq Proposal does not receive the requisite vote for approval, then Monocle will not consummate the Business Combination. In the event Monocle does not consummate the Business Combination and fails to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), Monocle will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.
Approval of the Business Combination Proposal requires the affirmative vote at the Special Meeting of the holders of a majority of the outstanding shares of the common stock of Monocle. Approval of the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority in voting power of the of the outstanding shares of common stock of Monocle present in person or by proxy at the Special Meeting. Monocle’s board of directors unanimously recommends that you vote “FOR” each of these proposals.
By Order of the Board of Directors,
/s/ Sai S. Devabhaktuni

Sai S. Devabhaktuni
Chairman of the Board of Directors
New York, New York
October 16, 2020
This notice was mailed by Monocle on or about October 20, 2020.

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Monocle from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the U.S. Securities and Exchange Commission, or SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, New York 10022
(212) 446-6981
Attention: Secretary
or
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: MNCL.info@investor.morrowsodali.com
To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 264.
ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by NewCo, constitutes a prospectus of NewCo under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of NewCo to be issued to Monocle’s stockholders under the Amended and Restated Merger Agreement. This document also constitutes a proxy statement of Monocle under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Monocle stockholders nor the issuance by NewCo of its common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding Monocle has been provided by Monocle and information contained in this proxy statement/prospectus regarding AerSale has been provided by AerSale.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

CERTAIN DEFINED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Monocle” refer to Monocle Acquisition Corporation, and the terms “combined company” and “post-combination company” refer to Monocle Holdings Inc. and its subsidiaries, including Monocle and AerSale, following the consummation of the Business Combination.
In this document:
“Additional Consideration” means an additional 215,625 shares of NewCo Common Stock issued to the Electing Holders.
“AerSale” means AerSale Corp., a Delaware corporation.
“AerSale Board” means the board of directors of AerSale.
“AerSale Capital Stock” means the AerSale Common Stock and the AerSale Preferred Stock.
“AerSale Common Stock” means the common stock of AerSale, par value $0.001 per share.
“AerSale Lock-Up Period” means the period commencing from the Closing and ending on the earliest of: (a) the 180th day after the Closing Date, (b) the expiration of the lock-up period previously agreed to by the Sponsor and certain other parties and (c) the date following such Closing Date on which NewCo completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of NewCo Stockholders having the right to exchange their shares of NewCo Common Stock for cash, securities or other property.
“AerSale Management” means the members of AerSale’s management team.
“AerSale Preferred Share” means each share of AerSale Preferred Stock.
“AerSale Preferred Stock” means the 8.65% Senior Cumulative Preferred Stock of AerSale, par value $0.01.
“AerSale Stockholder” means each holder of AerSale Capital Stock.
“Affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, through one or more intermediaries or otherwise.
“Aggregate Cash Consideration” means an amount in cash equal to the product of (i) the Excess Cash, multiplied by (ii) 0.6.
“Aggregate Common Stock Consideration” means a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315 million minus (B) the Aggregate Cash Consideration, divided by (ii) $10.
“Aggregate Fully Diluted Shares” means the aggregate number of issued and outstanding shares of AerSale Common Stock held by all Pre-Closing Holders of AerSale Common Stock immediately prior to the effective time of the Second Merger.
“Amended and Restated Founder Shares Agreement” means that certain Amended and Restated Founder Shares Agreement, dated September 8, 2020, by and among Sponsor, Cowen, Monocle, NewCo and AerSale.
“Amended and Restated Merger Agreement” means that Amended and Restated Agreement and Plan of Merger, dated as of September 8, 2020, by and among Monocle, NewCo, Merger Sub 1, Merger Sub 2, AerSale and Leonard Green & Partners, L.P., solely in its capacity as the Holder Representative thereunder, which amends and restates the Original Merger Agreement.

“Amended and Restated Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement, to be dated as of the Closing Date, that amends and restates that certain Registration Rights Agreement, dated February 6, 2019 by and among Monocle, the Founders and certain of its initial investors.
“Available Closing Cash Amount” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication) (a)(i) the cash available to be released from the Trust Account, minus (ii) the aggregate amount of all payments to be made as a result of the completion of all Monocle Share Redemptions plus (b) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any).
“Business Combination” means the transactions contemplated by the Amended and Restated Merger Agreement, including the First Merger and the Second Merger.
“Closing” means the closing of the Business Combination.
“Closing Date” means the date of the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Support and Release Agreement” means that certain Company Support and Mutual Release Agreement, dated September 8, 2020, by and among NewCo, Monocle, and certain AerSale Stockholders.
“Cowen” means Cowen Investments II LLC.
“DGCL” means the General Corporation Law of the State of Delaware.
“DTC” means the Depository Trust Company.
“Earnout Holders” means the Pre-Closing Holders of AerSale Common Stock and the holders of In-the-Money SARs.
“Earnout Shares” means the additional, up to 3,000,000 shares of NewCo Common Stock, which shall be issued upon the occurrence of certain events pursuant to the Amended and Restated Merger Agreement.
“Employee Purchase Plan” means the 2020 Employee Stock Purchase Plan, which is an incentive compensation plan for employees of NewCo and its designated subsidiaries, which may include, from and after the Closing, AerSale and its subsidiaries, a copy of which is attached to this proxy statement/prospectus as Annex C.
“Electing Holder” means an AerSale Stockholder who elects to receive all of their portion of the Merger Consideration in the form of NewCo Common Stock.
“Election Shares” means up to an additional 646,875 shares of NewCo Common Stock issued to the Electing Holders.
“Equity Agreements” means definitive financing agreements with respect to an Equity Financing so that such definitive financing agreements are in effect not later than at Closing.
“Equity Commitment Letter” means a commitment letter in respect of any Equity Financing, which for the avoidance of doubt, shall only be entered into on terms reasonably satisfactory to the Holder Representative.
“Equity Financing” means any customary private placement equity financing intended to be incurred by any Monocle Party.

“Equity Financing Parties” means (a) the Equity Investors and their respective Affiliates and (b) the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the Persons identified in clause (a), in each case, in their respective capacities as such.
“Equity Investors” means the Persons that commit to provide or otherwise enter into agreements in connection with all or any part of an Equity Financing.
“ERISA” means Employee Retirement Income Security Act of 1974, as amended.
“Excess Cash” means the Available Closing Cash Amount, minus $50,000,000.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“First Merger” means the merger of Merger Sub 1 with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo, pursuant to the Amended and Restated Merger Agreement.
“Flight Equipment” means used commercial aircraft and engines.
“Forfeited Shares” means the 1,725,000 Founder Shares forfeited by the Founders pursuant to the Amended and Restated Founder Shares Agreement.
“Founders” means Cowen and the Sponsor.
“Founder Shares” means the aggregate of 4,312,500 shares of common stock held by the Initial Stockholders pursuant to those certain Founder Shares Subscription Agreements, dated September 26, 2018, and as further described in the Amended and Restated Founder Shares Agreement.
“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court, arbitral body or tribunal.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Holder Representative” means a representative designated by the parties to the Amended and Restated Merger Agreement to act on behalf of the holders of the AerSale Capital Stock and SARs for certain limited purposes, as specified in the Amended and Restated Merger Agreement.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“In-the-Money SAR” means a SAR having a Per-SAR Consideration Amount as of immediately prior to the effective time greater than $0.
“Incentive Plan” means the 2020 Equity Incentive Plan, which is an incentive compensation plan for the directors, officers, employees, consultants, and advisors of NewCo and its subsidiaries, including, from and after the Closing, AerSale and its subsidiaries, a copy of which is attached to this proxy statement/prospectus as Annex B.
“Initial Stockholders” means the Founders and Monocle’s independent directors.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means Monocle’s initial public offering, consummated on February 11, 2019, through the sale of 17,250,000 units, including 2,250,000 units from over-allotment at $10.00 per unit.

“Law” means each provision of any statute, civil, criminal or common law, ordinance, rule, regulation, legislation, ordinance, order, code, treaty, ruling, directive, determination or decision, in each case, of any Governmental Authority or Governmental Order.
“LGP” means investment funds and vehicles managed by Leonard Green & Partners, L.P.
“LIBOR” means the London Interbank Offered Rate.
“Lock-Up Agreement” means that certain Lock-Up Agreement, to be dated as of the Closing Date, between NewCo and certain AerSale Stockholders.
“Lock-Up Shares” means (i) the shares of NewCo Common Stock received by the AerSale Stockholders pursuant to the Amended and Restated Merger Agreement, (ii) the Earnout Shares (to the extent issued), (iii) any outstanding share of NewCo Common Stock or any other equity security of NewCo (including the shares of NewCo Common Stock issued or issuable upon the exercise of any other equity security of NewCo) received by any of the AerSale Stockholders in connection with the transactions contemplated by the Amended and Restated Merger Agreement and (iv) any other equity security of NewCo issued or issuable with respect to any share of NewCo Common Stock received by the AerSale Stockholders pursuant to the Amended and Restated Merger Agreement by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.
“Merger Consideration” means $315 million consisting of (i) the Aggregate Cash Consideration and (ii) the Aggregate Common Stock Consideration.
“Merger Sub 1” means Monocle Merger Sub 1 Inc., a Delaware corporation and wholly-owned direct subsidiary of NewCo.
“Merger Sub 2” means Monocle Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of NewCo.
“Monocle” means Monocle Acquisition Corporation, a Delaware corporation.
“Monocle Board” means the board of directors of Monocle.
“Monocle Bylaws” means the Bylaws of Monocle, dated August 31, 2018.
“Monocle Charter” means the Amended and Restated Certificate of Incorporation of Monocle, dated February 6, 2019.
“Monocle Common Stock” means the common stock of Monocle, par value $0.0001.
“Monocle Management” means the members of Monocle’s management team.
“Monocle Parties” means Monocle, NewCo, Merger Sub 1 and Merger Sub 2.
“Monocle Share Redemption” means the election of an eligible (as determined in accordance with the Monocle Charter) Monocle Stockholder to exercise its redemption right.
“Monocle Stockholder” means each holder of Monocle Common Stock.
“Monocle Warrant” means a warrant that represents the right to acquire shares of Monocle Common Stock.
“MRO” means maintenance, repair and overhaul.
“Nasdaq” means the Nasdaq Stock Market.

“Nasdaq Capital Market” means the Nasdaq Capital Market.
“NewCo” means Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle.
“NewCo Board” means the board of directors of NewCo.
“NewCo Bylaws” means the Amended and Restated Bylaws of NewCo, dated October 13, 2020.
“NewCo Charter” means the Amended and Restated Certificate of Incorporation of NewCo, dated October 13, 2020.
“NewCo Common Stock” means the common stock of NewCo, par value $0.0001.
“NewCo Stockholder” means each holder of NewCo Common Stock.
“NewCo Warrant” means a warrant that represents the right to acquire shares of NewCo Common Stock, in the same form and on the existing terms and conditions as the Monocle Warrants.
“Non-Electing Holder” means an AerSale Stockholder that does not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement.
“Original Merger Agreement” means that Agreement and Plan of Merger, dated as of December 8, 2019, by and among Monocle, NewCo, Merger Sub 1, Merger Sub 2, AerSale and Leonard Green & Partners, L.P., solely in its capacity as the Holder Representative thereunder, as was subsequently amended and restated on September 8, 2020.
“Out-of-the-Money SAR” means a SAR having a Per-SAR Consideration Amount as of immediately prior to the effective time of the Business Combination equal to, or less than, $0.
“Parent” means Monocle Parent LLC, a Delaware corporation and wholly-owned direct subsidiary of NewCo.
“PCAOB” means Public Company Accounting Oversight Board.
“Per-SAR Consideration Amount” with respect to any SAR, (x) the fair market value of such SAR minus (y) the grant date value of such SAR.
“PMA” means Parts Manufacturing Authority issued by the FAA.
“Pre-Closing Holder” means a holder of AerSale Capital Stock and SARs as of immediately prior to the effective time of the Second Merger.
“Preferred Cash Consideration” means (A) an amount in cash equal to (x) the Liquidation Preference, multiplied by (y) the applicable Cash Consideration Percentage
“private units” means the 717,500 units issued to our Sponsor concurrently with our IPO.
“private warrants” means the warrants included in the private placement units issued to our Sponsor concurrently with our IPO, each of which is exercisable for one share of Monocle Common Stock, in accordance with its terms.
“public shares” means shares of Monocle Common Stock included in the units issued in the IPO.
“public stockholders” means holders of public shares.
“public warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of Monocle Common Stock, in accordance with its terms.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.
“Remaining Founder Shares” means the remaining 2,587,500 Founder Shares held by the Founders after the Closing of the Business Combination pursuant to the Amended and Restated Founder Shares Agreement, which represents the Founder Shares less the Forfeited Shares.
“Remaining Stock Consideration” means a number of shares of NewCo Common Stock equal to (i) the Aggregate Common Stock Consideration, minus the sum of (A) the number of shares of NewCo Common Stock issued to the holders of AerSale Preferred Stock plus (B) the number of shares of NewCo Common Stock issued to the holders of In-the-Money SARs.
“SAR” means any stock appreciation right issued by AerSale to members of AerSale Management.
“SAR Holders” means the holders of SARs.
“SEC” means the U.S. Securities and Exchange Commission.
“Second Merger” means the merger of Merger Sub 2 with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo, pursuant to the Amended and Restated Merger Agreement.
“Securities Act” means the Securities Act of 1933.
“Senior Liquidation Preference” means Senior Liquidation Preference as set forth in the certificate of designation of such AerSale Preferred Stock.
“Specified Preferred Cash Consideration” means the aggregate amount of Preferred Cash Consideration that all Electing Holders would be entitled to receive in respect of their Preferred Shares if they were not Electing Holders.
“Sponsor” means Monocle Partners, LLC, a Delaware limited liability company affiliated with Monocle executive officers and certain Monocle directors.
“STCs” means Supplemental Type Certificates issued by the FAA.
“TechOps” means Technical Operations.
“Termination Date” means November 11, 2020, provided, that in the event the period of time to consummate a Business Combination is extended to a later date in accordance with the Monocle Charter (such date, the “Extended Deadline”), the Termination Date shall be deemed for all purposes hereunder to be the earlier of (a) the Extended Deadline and (b) February 11, 2021.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the trust account of Monocle that holds the proceeds from Monocle’s IPO and the private placement of the private placement units.
“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 6, 2019, by and between Monocle and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“units” means the units of Monocle, each consisting of one share of Monocle Common Stock and one public warrant of Monocle, whereby each public warrant entitles the holder thereof to purchase one share of Monocle Common Stock at an exercise price of $11.50 per share, sold in the IPO.

“Unvested Founder Shares” means an aggregate of 1,940,625 shares of Monocle Common Stock (representing approximately 75% of the Remaining Founder Shares) will be subject to vesting pursuant to the Founder Shares Agreement.
“U.S.” means the United States.
“U.S. GAAP” means United States generally accepted accounting principles.
“USM” means used serviceable material, which consist of aircraft or engines parts.
“Warrant Agreement” means that certain Warrant Agreement, dated as of February 6, 2019, between Monocle and Continental Stock Transfer & Trust Company, as warrant agent.
“Working Capital Loans” means loans the Founders or an Affiliate of the Founders, or certain of Monocle’s officers and director may, but are not obligated to, make to Monocle in order to finance transaction costs in connection with a Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for us to complete the Business Combination. Specifically, forward-looking statements may include statements relating to:
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the benefits of the Business Combination;

•
the future financial performance of the post-combination company following the Business Combination;

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the impact of the COVID-19 pandemic on AerSale’s business;

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changes in the market for AerSale’s services;

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expansion plans and opportunities; and

•
other statements preceded by, followed by or that include the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:
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the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Amended and Restated Merger Agreement;

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the outcome of any legal proceedings that may be instituted against AerSale or Monocle following announcement of the Business Combination and transactions contemplated thereby;

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the inability to complete the transactions contemplated by the proposed Business Combination due to the failure to obtain approval of Monocle Stockholders, or other conditions to closing in the Amended and Restated Merger Agreement;

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the inability to obtain or maintain the listing of NewCo Common Stock on Nasdaq following the Business Combination;

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the risk that the COVID-19 pandemic impacts AerSale’s business more significantly than currently expected;

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the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein;

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the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability to integrate the AerSale and the Monocle businesses, and the ability of the combined business to grow and manage growth profitably;

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costs related to the Business Combination;

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changes in applicable Laws or regulations;

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the inability to launch new AerSale services and products or to profitably expand into new markets;

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the possibility that AerSale or Monocle may be adversely affected by other economic, business, and/or competitive factors; and

•
other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors.”

SUMMARY TERM SHEET
This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals for Stockholders” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled “Certain Defined Terms.”
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Monocle Acquisition Corporation, a Delaware corporation, which we refer to as “we,” “us,” “our” or “Monocle,” is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

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There are currently 22,280,000 shares of Monocle Common Stock issued and outstanding, consisting of (i) 17,250,000 public shares originally sold as units as part of the IPO; (ii) 717,500 private shares of common stock units that were sold as units to our Founders as part of the IPO; and (iii) 4,312,500 Founder Shares that were initially issued to our Founders prior to our IPO. There are currently no shares of Monocle’s preferred stock issued and outstanding. In addition, we issued 17,250,000 public warrants to purchase common stock originally sold as units as part of our IPO, along with 717,500 private warrants that were issued to our Founders as units prior to our IPO. Each warrant entitles its holder to purchase one share of Monocle Common Stock at an exercise price of $11.50 per share. The warrants will become exercisable on the later of (a) 30 days after the completion of the Business Combination or (b) February 11, 2020, and they will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. Once the warrants become exercisable, Monocle may redeem the outstanding warrants in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption; and if, and only if, the last sale price of the Monocle Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day before Monocle sends the notice of redemption to the warrant holders.

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AerSale provides full-service support to owners and operators of used commercial aircraft who lack the infrastructure and/or expertise to cost effectively maintain such aircraft during the second half of their operating life through their retirement from service. AerSale’s Asset Management Solutions segment, which represented 73% of its revenue during the fiscal year ended December 31, 2019, and 49% of its forecasted 2020 revenue on a pro forma basis, acquires used commercial aircraft and engines (“Flight Equipment”) from airlines and leasing companies to be re-sold or leased to the market as whole aircraft or engines, or as parts (known as used serviceable material (“USM”)). AerSale’s TechOps segment, which represented 27% of its revenue during the fiscal year ended December 31, 2019, and 51% of its forecasted 2020 revenue on a pro forma basis, provides maintenance, repair and overhaul (“MRO”) services on the most popular commercial aircraft, engines and components. For the fiscal year ended December 31, 2019, AerSale generated revenues of $304.2 million and net income from continuing operations of $15.5 million. For the same period, Pro Forma Adjusted Revenue was $324.9 million, Adjusted EBITDA was $56.9 million and Pro Forma Adjusted EBITDA was $60.2 million. For important information detailing how AerSale calculates Pro Forma Adjusted Revenue, Adjusted EBITDA and Pro Forma Adjusted EBITDA, see the section entitled “The Business Combination Proposal — Certain AerSale Historical and Projected Financial Information.” For more information about AerSale, please see the sections entitled “Information About AerSale,” “AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Reconciliation of Non-GAAP Measures.”

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Pursuant to the Amended and Restated Merger Agreement, (a) Merger Sub 1 will be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). As a result of the First Merger, each issued and outstanding share of Monocle Common Stock will be converted into and become the right to receive one share of NewCo Common Stock, and each outstanding Monocle Warrant will be converted into and become the right to receive a NewCo Warrant. As a result of the Second Merger, the AerSale Stockholders and SAR Holders will receive aggregate consideration equal to $315 million (or up to approximately $317 million in the event there are any Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock (the “Merger Consideration”). Holders of AerSale Common Stock and SARs will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.

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The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6. The mix of Aggregate Cash Consideration and Aggregate Common Stock Consideration will vary based on the number of shares of Monocle Common Stock that are redeemed pursuant to the Monocle Charter, as shown in the table below:
	No Redemption Scenario	Maximum Redemption Scenario(1)
Aggregate Cash Consideration	$76,244,090	$15,000,000
Aggregate Common Stock Consideration	24,091,218 shares	30,215,625 shares

(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

The AerSale Stockholders have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holders, an “Electing Holder”), in which case the portion of the Aggregate Cash Consideration that would otherwise be payable to the Electing Holders will be divided pro rata to all AerSale Stockholders that do not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement (a “Non-Electing Holder”), or, if all AerSale Stockholders are Electing Holders, the portion of the Aggregate Cash Consideration that would otherwise be payable to the AerSale Stockholders will be paid to NewCo. The Electing Holders will be entitled to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. The Electing Holders are also entitled to a contingent right to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, up to 646,875 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.
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It is anticipated that, upon completion of the Business Combination, the ownership interests in NewCo will be as set forth in the table below:

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Monocle’s public stockholders	40.6%	18.9%
Initial Stockholders and Cowen	3.2%	3.5%
AerSale Management(2)	5.2%	7.3%
LGP	48.7%	67.2%
Florida Growth Fund	2.2%	3.1%

Note: Figures may not sum to 100% due to rounding.
(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

(2)
Includes the SAR Holders.

The ownership percentages with respect to NewCo following the Business Combination do not take into account (a) the NewCo Common Stock issuable to the holders of the NewCo Warrants outstanding immediately following the Business Combination, (b) the issuance of any Earnout Shares pursuant to the Amended and Restated Merger Agreement, (c) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex B or under the Employee Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, (d) the Unvested Founder Shares (which are issued but subject to vesting under the Founder Shares Agreement) and (e) the potential elections by any AerSale Stockholders to receive all of their Merger Consideration in the form of NewCo Common Stock, but do include the Remaining Founder Shares other than the Unvested Founder Shares. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Public Float”, “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.”
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The Monocle Board considered various factors in determining whether to approve the Merger Agreement and the Business Combination. For more information about our decision-making process, see the section entitled “The Business Combination Proposal — The Monocle Board’s Reasons for the Approval of the Business Combination.”

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Pursuant to the Monocle Charter, in connection with the Business Combination, holders of our public shares may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Monocle Charter. For illustrative purposes, as of June 30, 2020, this would have amounted to approximately $10.265 per share. If a holder of Monocle Common Stock exercises its redemption rights, then such holder will be exchanging its public shares for cash and will not own shares of the post-combination company and will not participate in the future growth of the post-combination company, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent at least two business days prior to the Special Meeting. Please see the section entitled “Special Meeting of Stockholders — Redemption Rights.”

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In addition to voting on the proposal to approve and adopt the Amended and Restated Merger Agreement and approve the Business Combination at the Special Meeting, Monocle Stockholders will be asked to vote on:

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Nasdaq Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance by NewCo, as successor to Monocle, of NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of issued and outstanding Monocle Common Stock immediately prior to the issuance (the “Nasdaq Proposal”);
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Incentive Plan Proposal – To consider and vote upon a proposal to approve the 2020 Equity Incentive Plan (the “Incentive Plan”), which is an incentive compensation plan for the directors, officers, employees, consultants, and advisors of NewCo and its subsidiaries, including AerSale, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Incentive Plan Proposal”);
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Employee Purchase Plan Proposal – To consider and vote upon a proposal to approve the 2020 Employee Stock Purchase Plan, which is an incentive compensation plan for employees of NewCo and its subsidiaries, including AerSale, a copy of which is attached as Annex C to this proxy statement/prospectus (the “Employee Purchase Plan Proposal”); and
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Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal or the Nasdaq Proposal (the “Adjournment Proposal”).
Please see the sections entitled “The Business Combination Proposal,” “The Nasdaq Proposal,” “The Incentive Plan Proposal”, “The Employee Purchase Plan Proposal” and “The Adjournment Proposal.” The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. The Incentive Plan Proposal and the Employee Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
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Unless waived by the parties to the Amended and Restated Merger Agreement, and subject to applicable Law, the Closing is subject to a number of conditions set forth in the Amended and Restated Merger Agreement including, among others, termination of the waiting period under the HSR Act, receipt of the approval of the Monocle Stockholders contemplated by this proxy statement/prospectus and the Available Closing Cash Amount being at least $75,000,000. For more information about the closing conditions to the Business Combination, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Conditions to the Closing of the Business Combination.”

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The Amended and Restated Merger Agreement may be terminated at any time prior to the consummation of the Business Combination by written consent of Monocle and AerSale, or by either Monocle or AerSale by written notice in specified circumstances. For more information about the termination rights under the Amended and Restated Merger Agreement, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Termination.”

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The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

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In considering the recommendation of the Monocle Board to vote for the proposals presented at the Special Meeting, including the Business Combination Proposal, you should be aware that our Sponsor and certain members of the Monocle Board and officers have interests in the Business Combination that are different from, or in addition to, the interests of our stockholders generally.

The Monocle Board was aware of and considered these interests, among other matters, in evaluating the Business Combination and transaction agreements and in recommending to our stockholders that they vote in favor of the proposals presented at the Special Meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:
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the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;
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the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;
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the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);
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the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, each of which consist of one private share and one private warrant, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);
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the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;
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in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;
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the anticipated continuation of certain of our existing directors as directors of the post-combination company;
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the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and
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the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS
The questions and answers below highlight only selected information from this document and only briefly address certain commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on November 4, 2020, at 10:00 a.m., Eastern Time, at 200 Liberty Street, 39th Floor, New York, NY 10281.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Our stockholders are being asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Merger Agreement and approve the Business Combination, among other proposals.

On September 8, 2020, Monocle, NewCo, Merger Sub 1, Merger Sub 2, AerSale and Leonard Green & Partners, L.P., solely in its capacity as the Holder Representative, entered into the Amended and Restated Merger Agreement, pursuant to which (a) Merger Sub 1 will be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). The transactions contemplated by the Amended and Restated Merger Agreement are referred to herein as the “Business Combination.”
As a result of the First Merger, each issued and outstanding share of Monocle Common Stock will be converted into and become the right to receive one share of NewCo Common Stock, and each outstanding Monocle Warrant will be converted into and become the right to receive a NewCo Warrant. As a result of the Second Merger, the AerSale Stockholders and SAR Holders will receive aggregate consideration equal to $315 million (or up to approximately $317 million in the event there are any Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock (the “Merger Consideration”). Holders of AerSale Common Stock and SARs will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.
The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6.
The mix of Aggregate Cash Consideration and Aggregate Common Stock Consideration will vary based on the number of shares of Monocle Common Stock that are redeemed pursuant to the Monocle Charter, as shown in the table below:
	No Redemption Scenario	Maximum Redemption Scenario(1)
Aggregate Cash Consideration	$76,244,090	$15,000,000
Aggregate Common Stock Consideration	24,091,218 shares	30,215,625 shares

(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

The AerSale Stockholders have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holders, an “Electing Holder”), in which case the portion of the Aggregate Cash Consideration that would otherwise be payable to the Electing Holders will be divided pro rata to all AerSale Stockholders that do not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement (a “Non-Electing Holder”), or, if all AerSale Stockholders are Electing Holders, the portion of the Aggregate Cash Consideration that would otherwise be payable to the AerSale Stockholders will be paid to NewCo. The Electing Holders will be entitled to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. The Electing Holders are also entitled to a contingent right to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, up to 646,875 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.
This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.
Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.
Q:
Why is Monocle providing stockholders with the opportunity to vote on the Business Combination?

A:
The approval of the Amended and Restated Merger Agreement by Monocle Stockholders is required under Delaware law and the approval of the Business Combination is required under the Monocle Charter. The approval of the Amended and Restated Merger Agreement is also a condition to the Closing under the Amended and Restated Merger Agreement.

In addition, under the Monocle Charter, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. We have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer because various aspects of the Business Combination require stockholder approval, including the First Merger under Delaware law and the issuance by NewCo, as successor to Monocle, of NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of issued and outstanding Monocle Common Stock immediately prior to the issuance under Nasdaq listing rules. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the closing of our Business Combination.
Q:
When and where is the Special Meeting?

A:
The Special Meeting will be held on November 4, 2020, at 10:00 a.m., Eastern Time, at 200 Liberty Street, 39th Floor, New York, NY 10281.

Q:
What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:
Monocle’s stockholders are being asked to approve the following proposals:

1.
Business Combination Proposal – To consider and vote upon a proposal to approve and adopt the Amended and Restated Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the Business Combination;

2.
Nasdaq Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance by NewCo, as successor to Monocle, of NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of issued and outstanding Monocle Common Stock immediately prior to the issuance;

3.
Incentive Plan Proposal – To consider and vote upon a proposal to approve the Incentive Plan, which is an incentive compensation plan for the directors, officers, employees, consultants, and advisors of NewCo and its subsidiaries, including AerSale, a copy of which is attached to this proxy statement/prospectus as Annex B;

4.
Employee Purchase Plan Proposal – To consider and vote upon a proposal to approve the 2020 Employee Stock Purchase Plan, which is an incentive compensation plan for employees of NewCo and its subsidiaries, including AerSale, a copy of which is attached as Annex C to this proxy statement/prospectus; and

5.
Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal or the Nasdaq Proposal.

Q:
Are the proposals conditioned on one another?

A:
Yes. The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. The Incentive Plan Proposal and the Employee Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal or the Nasdaq Proposal does not receive the requisite vote for approval, then Monocle will not consummate the Business Combination. In the event Monocle does not consummate the Business Combination and fails to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:
What revenues and profits/losses has AerSale generated in the last two years?

A:
AerSale generated revenues of $304.2 million and $290.7 million and net income from continuing operations of $15.5 million and $26.7 million for the fiscal years ended December 31, 2019 and 2018, respectively.

For additional information, please see the sections entitled “Selected Historical Financial Information of AerSale” and “AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Q:
What will happen in the Business Combination?

A:
Pursuant to the Amended and Restated Merger Agreement, (a) Merger Sub 1 and Monocle will consummate the First Merger, and (b) Merger Sub 2 and AerSale will consummate the Second Merger. As a result of the First Merger, each issued and outstanding share of Monocle Common Stock will be converted into and become the right to receive one share of NewCo Common Stock, and each outstanding Monocle Warrant will be converted into and become the right to receive a NewCo Warrant.

As a result of the Second Merger, the AerSale Stockholders and SAR Holders will receive aggregate consideration equal to $315 million (or up to approximately $317 million in the event there are any Electing Holders), consisting of a combination of cash and shares of NewCo Common Stock. Holders of AerSale Common Stock and SARs will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.

The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (iii) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6. The mix of Aggregate Cash Consideration and Aggregate Common Stock Consideration will vary based on the number of shares of Monocle Common Stock that are redeemed pursuant to the Monocle Charter, as shown in the table below:
	No Redemption Scenario	Maximum Redemption Scenario(1)
Aggregate Cash Consideration	$76,244,090	$15,000,000
Aggregate Common Stock Consideration	24,091,218 shares	30,215,625 shares

(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

The AerSale Stockholders have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock, in which case the portion of the Aggregate Cash Consideration that would otherwise be payable to the Electing Holders will be divided pro rata to all Non-Electing Holders, or, if all AerSale Stockholders are Electing Holders, the portion of the Aggregate Cash Consideration that would otherwise be payable to the AerSale Stockholders will be paid to NewCo. The Electing Holders will be entitled to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. The Electing Holders are also entitled to a contingent right to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, up to 646,875 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions.
Q:
What equity stake will current holders of Monocle Common Stock and the current holders of AerSale Common Stock hold in NewCo after the Closing?

A:
It is anticipated that, upon completion of the Business Combination, the ownership interests in NewCo will be as set forth in the table below:

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Monocle’s public stockholders	40.6%	18.9%
Initial Stockholders and Cowen	3.2%	3.5%
AerSale Management(2)	5.2%	7.3%
LGP	48.7%	67.2%
Florida Growth Fund	2.2%	3.1%

Note: Figures may not sum to 100% due to rounding.
(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

(2)
Includes the SAR Holders.

The ownership percentages with respect to NewCo following the Business Combination do not take into account (a) the NewCo Common Stock issuable to the holders of the NewCo Warrants outstanding immediately following the Business Combination, (b) the issuance of any Earnout Shares pursuant to the Amended and Restated Merger Agreement, (c) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex B or under the Employee Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, (d) the Unvested Founder Shares (which are issued but subject to vesting under the Founder Shares Agreement) and (e) the potential elections by any AerSale Stockholders to receive all of their Merger Consideration in the form of NewCo Common Stock, but do include the Remaining Founder Shares other than the Unvested Founder Shares. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Public Float”, “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.”
Q:
What will Monocle Stockholders receive in the Business Combination?

A:
Upon completion of the Business Combination, each share of Monocle Common Stock will be converted into and become the right to receive one share of NewCo Common Stock, par value $0.001.

Q:
What will holders of Monocle Warrants receive in the Business Combination?

A:
Upon completion of the Business Combination, each Monocle Warrant will be will be converted into and become the right to receive a NewCo Warrant.

Q:
Following the Business Combination, will Monocle’s securities continue to trade on a stock exchange?

A:
No. As a result of the Business Combination, Monocle will become a wholly-owned direct subsidiary of NewCo. Pursuant to the Amended and Restated Merger Agreement, NewCo is required to use reasonable efforts to ensure that the NewCo Common Stock and NewCo Warrants issued in the Business Combination will be listed on Nasdaq. NewCo intends to apply to list the NewCo Common Stock and NewCo Warrants on Nasdaq under the symbols “ASLE” and “ASLEW,” respectively, upon the Closing.

Q:
How has the announcement of the Business Combination affected the trading price of Monocle’s common stock?

A:
On September 4, 2020, the trading date before the public announcement of the Amended and Restated Merger Agreement, our units, public shares and public warrants closed at $11.00, $10.26 and $0.39, respectively. On October 12, 2020, our units, public shares and public warrants closed at $12.00, $10.26 and $0.56, respectively.

Q:
Is the Business Combination the first step in a “going private” transaction?

A:
No. Monocle does not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for AerSale to access the U.S. public markets.

Q:
Will the management of AerSale change in the Business Combination?

A:
We anticipate that all of the executive officers of AerSale will remain with the post-combination company. Please see the section entitled “NewCo Management After the Business Combination” for additional information.

Q:
Who will be on the NewCo Board following the Business Combination?

A:
Upon consummation of the Business Combination, the NewCo Board is expected to consist of nine directors, with one class of directors whose term will continue to the first annual meeting of NewCo Stockholders following the date of the Closing (which is not expected to occur until 2021), and, thereafter, all directors will be elected annually and shall be elected for one year terms expiring at the next annual meeting of NewCo Stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

We currently expect that these nine members will consist of: Nicolas Finazzo, Robert B. Nichols, Jonathan Seiffer, Peter Nolan, Michael Kirton, Eric J. Zahler, Sai S. Devabhaktuni, Richard J. Townsend and Gen. (Ret.) C. Robert Kehler.
Q:
What conditions must be satisfied to complete the Business Combination?

A:
There are a number of closing conditions in the Amended and Restated Merger Agreement, including the approval of the Business Combination Proposal by the Monocle Stockholders and that the Available Closing Cash Amount is at least $75,000,000. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Conditions to the Closing of the Business Combination.”

Q:
Why is Monocle proposing the Incentive Plan Proposal?

A:
The purpose of the Incentive Plan is to further align the interests of the eligible participants with those of NewCo’s stockholders by providing long-term incentive compensation opportunities tied to the performance of the post-combination company. Please see the section entitled “The Incentive Plan Proposal” for additional information.

Q:
Why is Monocle proposing the Employee Purchase Plan Proposal?

A:
The purpose of the Employee Purchase Plan is to further align the interests of participating employees with those of NewCo’s stockholders and enhance their sense of participation in the performance of the post-combination company by providing an opportunity for employees to purchase NewCo Common Stock. Please see the section entitled “The Employee Purchase Plan Proposal” for additional information.

Q:
Why is Monocle proposing the Adjournment Proposal?

A:
We are proposing the Adjournment Proposal to allow the Monocle Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal, but no other proposal if the Business Combination Proposal and the Nasdaq Proposal is approved. Please see the section entitled “The Adjournment Proposal” for additional information.

Q:
What happens if I sell my shares of common stock before the Special Meeting?

A:
The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of common stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of common stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of common stock prior to the record date, you will have no right to vote those shares at the Special Meeting or to redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:
What vote is required to approve the proposals presented at the Special Meeting?

A:
Approval of the Business Combination Proposal requires the affirmative vote at the Special Meeting of the holders of a majority of the outstanding shares of Monocle Common Stock. A stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote against the Business Combination Proposal. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

Our Initial Stockholders have agreed to vote their Founder Shares and any public shares purchased during or after the IPO in favor of the Business Combination Proposal. As a result, we would need only 6,110,001, or approximately 35.4%, of the 17,250,000 public shares, to be voted in favor of the Business Combination Proposal in order to have the Business Combination approved.
Approval of the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have no effect on the outcome of any vote on the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal or the Adjournment Proposal.
Q:
What happens if the Business Combination Proposal is not approved?

A:
If the Business Combination Proposal is not approved and we do not consummate a business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will be required to dissolve and liquidate our Trust Account.

Q:
May Monocle, its Sponsor or Monocle’s directors or officers or their Affiliates purchase shares in connection with the Business Combination?

A:
In connection with the stockholder vote to approve the Business Combination, our Sponsor, directors or officers or their respective Affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective Affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their Affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:
How many votes do I have at the Special Meeting?

A:
Our stockholders are entitled to one vote on each proposal presented at the Special Meeting for each share of Monocle Common Stock held of record as of September 28, 2020, the record date for the Special Meeting. As of the close of business on the record date, there were 22,280,000 outstanding shares of Monocle Common Stock.

Q:
What constitutes a quorum at the Special Meeting?

A:
A majority of the issued and outstanding shares of Monocle Common Stock entitled to vote as of the record date at the Special Meeting must be present, in person or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. Our Initial Stockholders, who currently own approximately 22.6% of our issued and outstanding shares of Monocle Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has the power to adjourn the Special Meeting. As of the record date for the Special Meeting, 11,140,001 shares of Monocle Common Stock would be required to achieve a quorum.

Q:
How will Monocle’s Sponsor, directors and officers vote?

A:
Prior to our IPO, we entered into agreements with our Initial Stockholders, pursuant to which each Initial Stockholder agreed to vote any shares of Monocle Common Stock owned by them in favor of the Business Combination Proposal. Currently, our Initial Stockholders own 22.6% of our issued and outstanding shares of Monocle Common Stock, including all of the Founder Shares, and will be able to vote all such shares at the Special Meeting. Our Initial Stockholders are also expected to vote in favor of the Nasdaq Proposal, the Incentive Plan Proposal and the Employee Purchase Plan Proposal.

Q:
What interests do the Sponsor and Monocle’s current officers and directors have in the Business Combination?

A:
Our Sponsor and certain members of the Monocle Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include:

•
the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;

•
the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, each of which consist of one private share and one private warrant, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;

•
in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the anticipated continuation of certain of our existing directors as directors of the post-combination company;

•
the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•
the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination.
Q:
Did the Monocle Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
No. The Monocle Charter does not require the Monocle Board to seek a third-party valuation or fairness opinion in connection with a business combination unless the target business is affiliated with our Sponsor, directors or officers.

Q:
What happens if I vote against the Business Combination Proposal or the Nasdaq Proposal?

A:
If you vote against the Business Combination Proposal or the Nasdaq Proposal but the Business Combination Proposal still obtains the affirmative vote at the Special Meeting of a majority of the outstanding shares of Monocle Common Stock and the Nasdaq Proposal still obtains the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting, then the Business Combination Proposal and the Nasdaq Proposal will be approved and, assuming satisfaction or waiver of the other conditions to the Closing, the Business Combination will be consummated in accordance with the terms of the Amended and Restated Merger Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote at the Special Meeting of a majority of the outstanding shares of Monocle Common Stock voted, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If you vote against the Nasdaq Proposal and the Nasdaq Proposal does not obtain the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting, then the Nasdaq Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete an initial business combination with a different target business until November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). If we fail to complete an initial business combination by November 11, 2020 (or February 11, 2021, as applicable), then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:
Do I have redemption rights?

A:
Pursuant to the Monocle Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to stockholders who properly redeem their public shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of June 30, 2020, the estimated per share redemption price would have been approximately $10.265.

You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)   (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)   prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to the Transfer Agent that Monocle redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.
Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of franchise and income taxes payable) in connection with the liquidation of the Trust Account, unless we complete an alternative business combination prior to November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).
Please see the section entitled “Is there a limit on the number of shares I may redeem?” below.
Q:
Can the Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?

A:
No. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the consummation of our Business Combination.

Q:
Is there a limit on the number of shares I may redeem?

A:
Yes. A public stockholder, together with any of his, her or its Affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of Monocle Common Stock included in the units sold in our IPO. We have no specified maximum redemption threshold under the Monocle Charter, other than the aforementioned 15% threshold, except that in no event will we redeem shares of Monocle Common Stock in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of public shares by our public stockholders will reduce the amount in our Trust Account.

In no event is your ability to vote all of your shares (including those shares held by you in excess of 15% of the shares sold in our IPO) for or against our Business Combination restricted.

Additionally, the Monocle Charter provides that we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules). Other than this limitation, the Monocle Charter does not provide a specified maximum redemption threshold.
Q:
Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your shares of Monocle Common Stock for or against, or whether you abstain from voting on the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Amended and Restated Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:
How do I exercise my redemption rights?

A:
In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to the Transfer Agent that Monocle redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

The Transfer Agent’s address is as follows:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com
Notwithstanding the foregoing, a holder of the public shares, together with any Affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed.
Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.
Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote on the proposal to approve the Business Combination at the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s Deposit/Withdrawal At Custodian (DWAC) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise redemption rights to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
Whether the redemption is subject to U.S. federal income tax depends on the particular facts and circumstances. Please see the section entitled “The Business Combination Proposal — Material United States Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:
What are the U.S. federal income tax consequences as a result of the Business Combination?

A:
We intend to treat the Business Combination transactions as qualifying as a tax-deferred transaction under Section 351 of the Code. If they so qualify, Monocle Stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of their Monocle Common Stock for NewCo Common Stock. Even if the Business Combination transactions qualify as a tax-deferred transaction, however, the Monocle Stockholders may recognize ordinary income to the extent they are deemed to receive NewCo Common Stock other than as consideration for their Monocle Common Stock surrendered in the First Merger. You are strongly urged to consult your tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Business Combination to you. Please see the section entitled “The Business Combination Proposal — Material United States Federal Income Tax Considerations.”

Q:
If I am a holder of a Monocle public warrant, can I exercise redemption rights with respect to my public warrants?

A:
No. The holders of our public warrants have no redemption rights with respect to our public warrants.

Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
No. Appraisal rights are not available to holders of the Monocle Common Stock in connection with the Business Combination.

Q:
What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:
If the Business Combination is consummated, the funds held in the Trust Account will be used to: (i) pay a portion of the Merger Consideration; (ii) pay our stockholders who properly exercise their redemption rights; and (iii) pay certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Monocle and other parties to the Amended and Restated Merger Agreement in connection with the Business Combination.

Q:
What happens if the Business Combination is not consummated?

A:
There are certain circumstances under which the Amended and Restated Merger Agreement may be terminated. Please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement” for information regarding the parties’ specific termination rights.

If we do not consummate the Business Combination, we may continue to try to complete an initial business combination with a different target business until November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). If we fail to complete an initial business combination by

November 11, 2020 (or February 11, 2021, as applicable), then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of our public shares, in consideration of a per-share price, payable in cash, equal to quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable and less up to $100,000 to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable Law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Monocle Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable Law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Related to Monocle and the Business Combination.”
Holders of our Founder Shares have waived any right to any liquidating distribution with respect to such shares. In addition, if we fail to complete a business combination by November 11, 2020 (or February 11, 2021, as applicable), there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.
Q:
When is the Business Combination expected to be completed?

A:
The Closing is expected to take place as soon as practicable following the Special Meeting, but in any event, no earlier than the satisfaction or waiver of the conditions described below in the subsection entitled “The Business Combination Proposal — Conditions to the Closing of the Business Combination.” The Closing is expected to occur in the first half of 2020. The Amended and Restated Merger Agreement may be terminated by Monocle or AerSale if the Closing has not occurred by November 11, 2020, provided, that in the event the period of time to consummate a Business Combination is extended to a later date in accordance with the Monocle Charter (such date, the “Extended Deadline”), the Termination Date shall be deemed for all purposes hereunder to be the earlier of (a) the Extended Deadline and (b) February 11, 2021.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Proposal — Conditions to the Closing of the Business Combination.”
We have filed a separate proxy statement with the SEC in connection with a special meeting of the stockholders, to be held on November 6, 2020, in the case that the special meeting described in this proxy has not occurred by November 4, 2020, for the sole purpose of considering and voting upon proposals to amend our current certificate of incorporation to extend the date by which we must complete an initial business combination to February 11, 2021, which we refer to as the “Extension Proxy Vote”. The purpose of the Extension Proxy Vote is to allow us more time, if required, to satisfy the closing conditions and complete the Business Combination in accordance with the terms of the Amended and Restated Merger Agreement, which may entail arrangements with new or existing shareholders, the occurrence of which Monocle anticipates announcing by filing Current Reports on Form 8-K or making other public disclosures as required by applicable law. If the Extension Proxy Vote is approved, the date by which we must complete an initial business combination or otherwise be required to liquidate will be extended to February 11, 2021.
Q:
What do I need to do now?

A:
You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:
How do I vote?

A:
If you were a holder of record of Monocle Common Stock on September 28, 2020, the record date for the Special Meeting, you may vote with respect to the proposals in person at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 9:00 a.m., Eastern Time, on November 4, 2020.
Voting in Person at the Meeting. If you attend the Special Meeting and plan to vote in person, we will provide you with a ballot at the Special Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you will need to bring to the Special Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. For additional information, please see the section entitled “Special Meeting of Stockholders.”
Q:
What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:
At the Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, assuming a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have (i) the same effect as a vote against the Business Combination Proposal and (ii) no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal.

Q:
What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:
If I am not going to attend the Special Meeting in person, should I return my proxy card instead?

A:
Yes. Whether you plan to attend the Special Meeting or not, please read the proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe each of the proposals presented to the stockholders at this Special Meeting will be considered non-discretionary and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.
Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to our Secretary at the address listed below so that it is received by our Secretary prior to the Special Meeting or attend the Special Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to our Secretary, which must be received by our Secretary prior to the Special Meeting.

Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, New York 10022
(212) 446-6981
Attention: Secretary
Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:
Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:
Monocle will pay the cost of soliciting proxies for the Special Meeting. Monocle has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Special Meeting. Monocle has agreed to pay Morrow Sodali LLC a fee of $22,500, plus disbursements, and will reimburse Morrow Sodali LLC for its reasonable out-of-pocket expenses and indemnify Morrow Sodali LLC and its Affiliates against certain claims, liabilities, losses, damages and expenses. Monocle will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Monocle Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Monocle Common Stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, New York 10022
(212) 446-6981
Attention: Secretary

You may also contact our proxy solicitor at:
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: MNCL.info@investor.morrowsodali.com
To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.
You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”
If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our Transfer Agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact our Transfer Agent:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
Parties to the Business Combination
Monocle
Monocle is a blank check company incorporated on August 20, 2018 as a Delaware corporation and formed for the purpose of effecting a business combination with one or more businesses. Monocle was formed to pursue an acquisition of a market leading company in the aerospace and defense, industrial, and technology and telecommunications sectors. Monocle is sponsored by Monocle Partners, LLC, a Delaware limited liability company affiliated with Monocle’s executive officers and certain Monocle directors.
Monocle’s common stock, units and warrants are traded on the Nasdaq Capital Market under the ticker symbols “MNCL,” “MNCLU” and “MNCLW,” respectively.
The mailing address of Monocle’s principal executive office is 750 Lexington Avenue, Suite 1501, New York, New York 10022. After the Business Combination, its principal executive office will be that of AerSale, which is set forth below.
AerSale
AerSale provides full-service aftermarket support to owners and operators of used commercial aircraft who lack the infrastructure and/or expertise to cost effectively maintain and manage aircraft during the second half of their operating life through their retirement from service. AerSale’s Asset Management Solutions segment, which represented 73% of its revenue during the fiscal year ended December 31, 2019, and 49% of its forecasted 2020 revenue on a pro forma basis, acquires used commercial aircraft and engines (“Flight Equipment”) from airlines and leasing companies as feedstock to support the Company’s business activities. Asset Management Solutions activities include the sale and lease of aircraft and engines, in addition to their disassembly for component parts (used serviceable material, “USM”) that can be utilized as spare parts to support both third-party sales, and portfolio asset maintenance. AerSale’s TechOps segment, which represented 27% of its revenue during the fiscal year ended December 31, 2019, and 51% of its forecasted 2020 revenue on a pro forma basis, provides maintenance, repair and overhaul (“MRO”) services, in addition to aircraft modifications and upgrades to support the world’s most popular commercial aircraft, engines and components.
For the fiscal year ended December 31, 2019, AerSale generated revenues of $304.2 million and net income from continuing operations of $15.5 million. For the same period, Pro Forma Adjusted Revenue was $324.9 million, Adjusted EBITDA was $56.9 million and Pro Forma Adjusted EBITDA was $60.2 million. For important information on how AerSale calculates Pro Forma Adjusted Revenue, Adjusted EBITDA and Pro Forma Adjusted EBITDA, see the section entitled “The Business Combination Proposal — Certain AerSale Historical and Projected Financial Information.”
The mailing address of AerSale’s principal executive office is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134.
NewCo
NewCo is a wholly-owned direct subsidiary of Monocle formed solely for the purpose of effectuating the Business Combination. Upon the Closing, NewCo will become the ultimate parent entity of both Monocle and AerSale and will be renamed “AerSale Corporation.” NewCo was incorporated as a Delaware corporation on December 2, 2019. NewCo has no material assets and does not operate any business.
The mailing address of NewCo’s principal executive office is c/o Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, New York 10022. After the Business Combination, its principal executive office will be that of AerSale.

Merger Sub 1
Merger Sub 1 is a wholly-owned direct subsidiary of NewCo formed solely for the purpose of effectuating the Business Combination. Merger Sub 1 was incorporated as a Delaware corporation on December 2, 2019. Merger Sub 1 has no material assets and does not operate any business. After the consummation of the Business Combination, it will cease to exist.
The mailing address of Merger Sub 1’s principal executive office is c/o Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, New York 10022.
Merger Sub 2
Merger Sub 2 is a wholly-owned indirect subsidiary of NewCo formed solely for the purpose of effectuating the Business Combination. Merger Sub 2 was incorporated as a Delaware corporation on December 2, 2019. Merger Sub 2 has no material assets and does not operate any business. After the consummation of the Business Combination, it will cease to exist.
The mailing address of Merger Sub 2’s principal executive office is c/o Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, New York 10022.
Leonard Green & Partners, L.P.
Leonard Green & Partners, L.P. has been designated by the parties to the Amended and Restated Merger Agreement as the Holder Representative acting on behalf of the holders of AerSale Common Stock and SARs.
The mailing address of the principal executive office of Leonard Green & Partners, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.
The Business Combination Proposal
On September 8, 2020, Monocle, NewCo, AerSale, Merger Sub 1, Merger Sub 2, and Leonard Green & Partners, L.P., solely in its capacity as the Holder Representative, entered into the Amended and Restated Merger Agreement, pursuant to which (a) Merger Sub 1 will be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). As a result of the First Merger, each issued and outstanding share of Monocle Common Stock will be converted into and become the right to receive one share of NewCo Common Stock, and each outstanding Monocle Warrant will be converted into and become the right to receive a NewCo Warrant. As a result of the Second Merger, the AerSale Stockholders and SAR Holders will receive aggregate consideration equal to $315 million (or up to approximately $317 million in the event any AerSale Stockholders are Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock (the "Merger Consideration"). Holders of AerSale Common Stock and SARs will also receive as consideration a contingent right to receive up to 3.000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions. The AerSale Stockholders have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holders, an “Electing Holder”), in which case the portion of the Aggregate Cash Consideration that would otherwise be payable to the Electing Holders will be divided pro rata to all AerSale Stockholders that do not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement (a “Non-Electing Holder”), or, if all AerSale Stockholders are Electing Holders, the portion of the Aggregate Cash Consideration that would otherwise be payable to the AerSale Stockholders will be paid to NewCo. The Electing Holders will receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. The Electing Holders are also entitled to a contingent right to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, up to 646,875 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions. For more information about the Business Combination, please see the section entitled “The Business Combination Proposal.” A copy of the Amended and Restated Merger Agreement is attached to this proxy statement/prospectus as Annex A.
Consideration in the Business Combination
Pursuant to the Amended and Restated Merger Agreement, the AerSale Stockholders and SAR Holders will receive aggregate consideration equal to $315 million (or up to approximately $317 million in the event there are any Electing Holders), consisting of (i) Aggregate Cash Consideration and (ii) Aggregate Common Stock Consideration. As further described below, AerSale Common Stock holders and the holders of In-the-Money SARs will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions (the “Earnout Shares”). The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6. The mix of Aggregate Cash Consideration and Aggregate Common Stock Consideration will vary based on the number of shares of Monocle Common Stock that are redeemed pursuant to the Monocle Charter, as shown in the table below:
	No Redemption Scenario	Maximum Redemption Scenario(1)
Aggregate Cash Consideration	$76,244,090	$15,000,000
Aggregate Common Stock Consideration	24,091,218 shares	30,215,625 shares

(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

For more information about the consideration to be paid to the AerSale Stockholders and SAR Holders, please see the section entitled “The Business Combination Proposal.”
Related Agreements
Lock-Up Agreement
Pursuant to the Amended and Restated Merger Agreement and as a condition to the Closing, each of the AerSale Stockholders will enter into a lock-up agreement with NewCo in substantially the form attached to the Amended and Restated Merger Agreement (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each holder agrees not to, during the period commencing from the Closing and ending on the earliest of: (a) the 180th day after the Closing Date, (b) the expiration of the lock-up period previously agreed to by the Sponsor and certain other parties and (c) the date following such Closing Date on which NewCo completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their shares of NewCo Common Stock for cash, securities or other property (the “AerSale Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to (A) the shares of NewCo Common Stock received pursuant to the Amended and Restated Merger Agreement, (B) Earnout Shares, to the extent any are received after the Closing Date, (C) any outstanding share of NewCo Common Stock or any other equity security (including the shares of NewCo Common Stock issued or issuable upon the exercise of any other equity security of NewCo) received by any of the AerSale

Stockholders in connection with the Business Combination; and (D) any other equity security of NewCo issued or issuable with respect to any such share of NewCo Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (such shares, collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) above.
Amended and Restated Registration Rights Agreement
Pursuant to the Amended and Restated Merger Agreement and as a condition to the Closing, NewCo, Monocle, the Founders, the AerSale Stockholders and certain other parties named on the signature pages thereto, shall enter into an amended and restated registration rights agreement, in substantially the form attached to the Amended and Restated Merger Agreement (the “Amended and Restated Registration Rights Agreement”) that will amend and restate that certain Registration Rights Agreement, dated February 6, 2019 by and among Monocle, the Founders and certain of Monocle’s initial investors.
Under the Amended and Restated Registration Rights Agreement, the Founders, certain directors of Monocle and the AerSale Stockholders will be granted certain demand, shelf and piggyback registration rights with respect to, among other securities, (i) shares of NewCo held by the Founders, (ii) any outstanding shares of NewCo Common Stock or any other equity security (including the shares of NewCo Common Stock issued or issuable upon the exercise of any other equity security of NewCo) received pursuant to the Amended and Restated Merger Agreement or held as of the date of the Amended and Restated Registration Rights Agreement and (iii) any Earnout Shares (the “Registrable Securities”). The Amended and Restated Registration Rights Agreement provides the AerSale Stockholders the right to request one demand registration during the initial 180-day period following expiration of the AerSale Lock-Up Period. After such time, Cowen, holders of at least 50% of the Registrable Securities then-outstanding and held by the AerSale Stockholders, or holders of at least 50% of the Registrable Securities then-outstanding and not held by the AerSale Stockholders or Cowen, may require NewCo to effect one (1) demand registration in any three month period thereafter. In addition, the Amended and Restated Registration Rights Agreement grants each of parties unlimited piggyback registration rights with respect to registration statements filed subsequent to the Closing Date, provided the shares held by the such party is not subject to a lock-up period. Subject to customary exceptions, NewCo is responsible for all registration expenses in connection with any demand, shelf or piggyback registration by any of the holders, and the holders shall bear all incremental selling expenses relating to the sale of registrable securities, such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the holders.
Amended and Restated Founder Shares Agreement
Concurrently with the execution of the Amended and Restated Merger Agreement, the founders of Monocle entered into an amended and restated founder shares agreement (as amended the “Amended and Restated Founder Shares Agreement”), pursuant to which they have agreed to forfeit an aggregate of 1,725,000 shares of Monocle Common Stock (the “Forfeited Shares”), with 2,587,500 Founder Shares remaining (the “Remaining Founder Shares”). The Founders also agreed to defer the vesting of an aggregate of 1,940,625 shares of Monocle Common Stock held by the Founders (representing approximately 75% of the Remaining Founder Shares) (the “Unvested Founder Shares”), half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days. The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event on or prior to the fifth anniversary of the date of the Founder Shares Agreement, solely to the extent the Liquidity Event Consideration is greater than $13.50, in which case half of the Unvested Founder Shares which will vest, or $15.00, in which case the other half of the Unvested

Founder Shares will also vest. Pursuant to the Amended and Restated Founder Shares Agreement, the holders of the Unvested Founder Shares retain the right to vote such Unvested Founder Shares prior to vesting. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
Company Support and Release Agreement
Concurrently with the execution of the Amended and Restated Merger Agreement, NewCo, Monocle and the AerSale stockholders entered into a support and release agreement (the “Support and Release Agreement”), pursuant to which (i) the AerSale stockholders have agreed not to transfer any shares of AerSale capital stock prior to the Closing, (ii) the AerSale stockholders have made certain representations as to their ownership of AerSale capital stock, (iii) the AerSale stockholders have agreed to customary releases in favor of NewCo, Monocle and their respective Affiliates related to activity on or prior to the Closing, and (iv) NewCo and Monocle, on behalf of themselves and the other Monocle Parties and their respective Affiliates, have agreed to customary releases in favor of the AerSale stockholders and their respective Affiliates related to activity on or prior to the Closing.
Organizational Structure
The following diagram depicts the current organizational structure of Monocle and its subsidiaries, including NewCo:

The following diagram depicts the simplified current organizational structure of AerSale:
The following diagram illustrates the ownership structure of the post-combination company immediately following the Business Combination:
*
Immediately following the Closing, NewCo will contribute the equity interests of Monocle to Parent and Parent will then contribute such equity interests to AerSale.

Redemption Rights
Pursuant to the Monocle Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of June 30, 2020, the estimated per share redemption price would have been approximately $10.265.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)    (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)   prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to the Transfer Agent that Monocle redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.
A public stockholder, together with any of his, her or its Affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of Monocle Common Stock included in the units sold in our IPO. We have no specified maximum redemption threshold under the Monocle Charter, other than the aforementioned 15% threshold, except that in no event will we redeem shares of Monocle Common Stock in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of public shares by our public stockholders will reduce the amount in our Trust Account. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their public shares.
If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section entitled “Special Meeting of Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Impact of the Business Combination on the Public Float
It is anticipated that, upon completion of the Business Combination, the ownership interests in NewCo will be as set forth in the table below:
	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Monocle’s public stockholders	40.6%	18.9%
Initial Stockholders and Cowen	3.2%	3.5%
AerSale Management(2)	5.2%	7.3%
LGP	48.7%	67.2%
Florida Growth Fund	2.2%	3.1%

Note:   Figures may not sum to 100% due to rounding.
(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

(2)
Includes the SAR Holders.

The ownership percentages with respect to NewCo following the Business Combination do not take into account (a) the NewCo Common Stock issuable to the holders of the NewCo Warrants outstanding immediately following the Business Combination, (b) the issuance of any Earnout Shares pursuant to the Amended and Restated Merger Agreement, (c) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/

prospectus as Annex B or under the Employee Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, (d) the Unvested Founder Shares (which are issued but subject to vesting under the Amended and Restated Founder Shares Agreement) and (e) the potential elections by any AerSale Stockholders to receive all of their Merger Consideration in the form of NewCo Common Stock, but do include the Remaining Founder Shares other than the Unvested Founder Shares.
For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Public Float”, “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.”
Board of Directors of NewCo Following the Business Combination
Upon consummation of the Business Combination, the NewCo Board is expected to consist of nine directors, with one class of directors whose term will continue to the first annual meeting of NewCo Stockholders following the date of the Closing (which is not expected to occur until 2021), and, thereafter, all directors will be elected annually and shall be elected for one year terms expiring at the next annual meeting of NewCo Stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Monocle believes it is in the best interests of its stockholders to allow stockholders to vote upon the election of newly appointed directors.
We currently expect that these nine members will consist of: Nicolas Finazzo, Robert B. Nichols, Jonathan Seiffer, Peter Nolan, Michael Kirton, Eric J. Zahler, Sai S. Devabhaktuni, Richard J. Townsend and Gen.(Ret.) C. Robert Kehler.
Proposals at the Special Meeting
At the Special Meeting, the Monocle Stockholders will be asked to vote on:
1.   a proposal to approve and adopt the Amended and Restated Merger Agreement, dated as of September 8, 2020, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the Business Combination;
2.   a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance by NewCo, as successor to Monocle, of NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of issued and outstanding Monocle Common Stock immediately prior to the issuance;
3.   a proposal to approve the Incentive Plan, which is an incentive compensation plan for the directors, officers, employees, consultants, and advisors of NewCo and its subsidiaries, including AerSale, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B;
4.    a proposal to approve the Employee Purchase Plan, which is an incentive compensation plan for the employees of NewCo and its subsidiaries, including AerSale, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C; and
5.   a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal and the Nasdaq Proposal.
Date, Time and Place of Special Meeting
The Special Meeting will be held on November 4, 2020, at 10:00 a.m., Eastern Time, at 200 Liberty Street, 39th Floor, New York, NY 10281, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Voting Power; Record Date
Only Monocle Stockholders of record at the close of business on September 28, 2020, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of Monocle Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 22,280,000 shares of Monocle Common Stock outstanding and entitled to vote, of which our Initial Stockholders hold 5,030,000 shares of common stock, including 4,312,500 Founder Shares.
Tax Considerations
We intend to treat the Business Combination transactions as qualifying as a tax-deferred transaction under Section 351 of the Code. If they so qualify, Monocle Stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of their Monocle Common Stock for NewCo Common Stock. Even if the Business Combination transactions qualify as a tax-deferred transaction, however, the Monocle Stockholders may recognize ordinary income to the extent they are deemed to receive NewCo Common Stock other than as consideration for their Monocle Common Stock surrendered in the First Merger. You are strongly urged to consult your tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Business Combination to you. Please see the section entitled “The Business Combination Proposal — Material United States Federal Income Tax Considerations.”
Accounting Treatment
The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting, Monocle will be treated as the “acquired” company for financial reporting purposes. The determination that AerSale is the “acquiring” company for financial reporting purposes is primarily based on AerSale shareholders comprising a majority of the voting power of the combined company, AerSale senior management comprising all of the senior management of the combined company, a former AerSale shareholder having the largest voting interest in the combined company by a significant amount, AerSale’s operations comprising the ongoing operations of the combined company, one former AerSale shareholder having the ability to designate four directors to the combined company’s board and two former AerSale shareholders being nominated to the combined company’s board (which such six directors is more than Monocle has the ability to designate), and AerSale assets constituting the majority of the assets of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AerSale issuing stock for the net assets of Monocle, accompanied by a recapitalization. In accordance with U.S. GAAP, the net assets of Monocle will be stated at historical cost, with no goodwill or other intangible assets recorded as the transaction represents a “reverse merger”. Operations prior to the Business Combination will be those of AerSale.
Appraisal Rights
Appraisal rights are not available to Monocle Stockholders in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail. Monocle has engaged Morrow Sodali LLC to assist in the solicitation of proxies.
If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Stockholders — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination
In considering the recommendation of the Monocle Board to vote in favor of the Business Combination, stockholders should be aware that our Sponsor and certain of our officers and members of the Monocle Board have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. The Monocle Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.
These interests include, among other things:
•
the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;

•
the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, each of which consist of one private share and one private warrant, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;

•
in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the anticipated continuation of certain of our existing directors as directors of the post-combination company;

•
the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•
the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

The Monocle Board’s Reasons for the Approval of the Business Combination
After careful consideration, the Monocle Board recommends that Monocle Stockholders vote “FOR” each proposal and “FOR” each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Employee Purchase Plan Proposal.
The Monocle Board considered a wide variety of factors in connection with its evaluation of the Business Combination. For a more complete description of the Monocle Board’s reasons for the approval of the Business Combination and the recommendation of the Monocle Board, see the section entitled “The Business Combination Proposal — The Monocle Board’s Reasons for the Approval of the Business Combination.”
Conditions to the Closing of the Business Combination
Conditions to Obligations of Each Party
The Closing is subject to certain mutual conditions, including, among others, (i) the approval of the Business Combination and certain related matters by the requisite vote of holders of Monocle Common Stock, (ii) the Available Closing Cash Amount is equal to or greater than $75 million, (iii) NewCo’s compliance with Nasdaq Listing Rule 5505(a)(3), (iv) the expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act, (v) no law or order prohibiting the consummation of the Business Combination being in force, (vi) the execution and delivery of a customary registration rights agreement and lock-up agreement by the parties thereto, and (vii) other customary closing conditions. For more information, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Conditions to the Closing of the Business Combination.”
Conditions to the Obligations of the Monocle Parties
The obligation of AerSale to consummate the Business Combination is also conditioned upon, among other things: (i) the accuracy of the representations and warranties of the Monocle Parties (subject to customary materiality qualifiers) and (ii) the Monocle Parties performing in all material respects each of the covenants to be performed by it as of or prior to the Closing. For more information, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Conditions to the Closing of the Business Combination.”
Conditions to the Obligations of AerSale
The obligation of Monocle to consummate the Business Combination is also conditioned upon, among other things: (i) the accuracy of the representations and warranties of AerSale (subject to customary materiality qualifiers except for certain fundamental representations), (ii) AerSale performing in all material respects each of the covenants to be performed by it as of or prior to the Closing and (iii) no Material Adverse Effect (as defined in the Amended and Restated Merger Agreement) having occurred or continuing from the date of the Amended and Restated Merger Agreement. For more information, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Conditions to the Closing of the Business Combination.”
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On or about December 13, 2019, Monocle and AerSale filed the required forms under the HSR Act with the Antitrust Division and the FTC. On December 23, 2019, the FTC granted early termination of the waiting period under the HSR Act. The parties may need to furnish additional information to the Antitrust Division in the event the Closing does not occur on or before December 23, 2020.
At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither Monocle nor AerSale is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act.
Quorum and Required Vote for Proposals for the Special Meeting
A quorum of Monocle Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Monocle Common Stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote at the Special Meeting of the holders of a majority of the outstanding shares of Monocle Common Stock. A stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote against the Business Combination Proposal. Our Initial Stockholders have agreed to vote their Founder Shares and any public shares purchased during or after the IPO in favor of the Business Combination Proposal.
Approval of the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have no effect on the outcome of any vote on the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal or the Adjournment Proposal.
The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. The Incentive Plan Proposal and the Employee Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that either of the Business Combination Proposal or the Nasdaq Proposal does not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Independent Director Oversight
The Monocle Board is comprised of a majority of independent directors who are not affiliated with our Sponsor and its Affiliates. In connection with the Business Combination, our independent directors, Robert Kehler, Donald W. Manvel and John C. Pescatore, took an active role in evaluating the proposed terms of the Business Combination. As part of their evaluation of the Business Combination, our independent directors were aware of the potential conflicts of interest with our Sponsor and its Affiliates that could arise with regard to the proposed terms of the Amended and Restated Merger Agreement. Our independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Monocle Board, the Amended and Restated Merger Agreement and the Business Combination.
Recommendation to Monocle Stockholders
The Monocle Board believes that each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of Monocle and our stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.
When you consider the recommendation of the Monocle Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of the Monocle Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;

•
the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, each of which consist of one private share and one private warrant, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;

•
in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the anticipated continuation of certain of our existing directors as directors of the post-combination company;

•
the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•
the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

Risk Factors
In evaluating the Business Combination and the proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 54 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of Monocle and AerSale to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of the post-combination company following consummation of the Business Combination.

SELECTED HISTORICAL FINANCIAL INFORMATION OF MONOCLE
The following table sets forth selected historical financial information derived from Monocle’s audited financial statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from August 20, 2018 (inception) through December 31, 2018, and from Monocle’s unaudited financial statements as of June 30, 2020 and 2019 and for the six months ended June 30, 2020 and 2019, each of which is included elsewhere in this proxy statement/prospectus.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Monocle Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Monocle’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
	June 30, 2020	December 31, 2019
CONDENSED BALANCE SHEET
ASSETS
Current Assets
Cash and cash equivalents	$149,321	$319,399
Prepaid income taxes	93,112	134,955
Prepaid expenses	67,625	73,958
Total Current Assets	310,058	528,312
Cash and marketable securities held in Trust Account	177,073,484	176,625,548
Total Assets	$177,383,542	$177,153,860
Liabilities and Stockholders’ Equity
Current Liabilities
Accrued expenses	$570,793	$504,902
Promissory note – related party	150,000	–
Total Current Liabilities	$720,793	$504,902
Commitments
Common stock subject to possible redemption, 16,996,311 and 16,994,946 shares at $10.10 per share at June 30, 2020 and December 31, 2019, respectively	171,662,741	171,648,955
Stockholder’s Equity
Preferred stock, $0.0001 par value; 5,000,000 and 1,000,000 shares authorized at September 30, 2019 and December 31, 2018, respectively, none issued and outstanding	−	–
Common stock, $0.0001 par value; 200,000,000 authorized at June 30, 2020 and December 31, 2019; 5,283,689 and 5,285,054 shares issued and outstanding (excluding 16,896,311 and 16,994,946 shares subject to possible redemption) at June 30, 2020 and December 31, 2019, respectively	528	529
Additional paid in capital	4,022,630	4,036,415
Retained earnings (Accumulated deficit)	976,850	963,059
Total Stockholders’ Equity	$5,000,008	$5,000,003
Total Liabilities and Stockholders’ Equity	$177,383,542	$177,153,860

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019	Year Ended December 30, 2019
CONSOLIDATED INCOME STATEMENT
Revenues	–	–
Operating costs	$645,287	$246,826	$1,573,512
Loss from operations	$(645,287)	$(246,826)	$(1,573,512)
Other income
Interest income	807,921	1,596,310	3,164,817
Income (loss) before provision for income taxes	162,634	1,349,484	1,591,305
Provision for income taxes	(148,843)	(313,906)	(627,795)
Net income (loss)	$13,791	$1,035,578	$963,510
Weighted average shares outstanding of redeemable common stock, basic and diluted	17,250,000	17,250,000	17,250,000
Basic and diluted net income per common share, redeemable common stock	$0.03	$0.07	$0.14
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	5,030,000	4,863,508	4,947,430
Basic and diluted net income per common share, non-redeemable common stock	$(0.11)	$(0.03)	$(0.28)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AERSALE
We are providing the following selected historical consolidated financial information of AerSale to assist in the analysis of the financial aspects of the Business Combination. The selected historical consolidated balance sheet data as of June 30, 2020 and the selected historical consolidated statements of operations and cash flows data for each of the six months ended June 30, 2020 and 2019 have been derived from AerSale’s unaudited consolidated financial statements that are included elsewhere in this proxy statement/prospectus. The selected historical consolidated balance sheet data as of December 31, 2019 and 2018 and the selected historical consolidated statements of operations and cash flows data for each of the years ended December 31, 2019 and 2018 have been derived from AerSale’s audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus. AerSale’s consolidated financial statements have been prepared in accordance with U.S. GAAP. Such unaudited interim financial information has been prepared on a basis consistent with AerSale’s audited consolidated financial statements.
This information should be read in conjunction with “Risk Factors,” “AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations” and AerSale’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. The selected historical consolidated financial information in this section is not intended to replace AerSale’s historical consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. AerSale’s historical results are not necessarily indicative of future results.
	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Income Statement Data:
Total Net Revenues	$102,490,877	$115,238,529	304,201,203	$290,732,049
Gross Profit	13,157,812	30,227,004	85,048,759	72,168,805
Operating Income / (Loss)	(7,947,591)	2,711,230	22,058,355	25,505,463
Net Income / (Loss) from continuing operations	(6,879,417)	1,506,131	15,499,138	26,725,449
	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Cash Flow Data:
Net cash (used in) provided by operating activities	$38,326,112	$3,384,990	45,455,834	$59,246,487
Net cash (used in) provided by investing activities	(15,196,762)	(68,866,562)	(62,093,145)	44,189,907
Net cash provided by (used in) financing activities	(3,424,273)	46,318,646	(5,512,054)	(83,783,225)
	As of June 30,	As of December 31,
(in thousands)	2020	2019	2018
Balance Sheet Data:
Cash and cash equivalents	$37,210,079	$17,505,002	$21,604,166
Working capital	87,835,221	100,591,914	95,671,809
Total current assets	128,586,855	141,785,798	128,157,465
Total assets	335,608,605	343,984,256	320,468,964
Total debt	—	3,351,714	8,727,477
Total equity	287,105,948	293,985,365	277,767,794

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Other Data:
Adjusted EBITDA(1)	$22,977,418	$17,589,315	$56,907,404	$47,823,502

(1)
AerSale defines Adjusted EBITDA as net income (loss) after giving effect to interest expense, depreciation and amortization, income tax expense (benefit), the AerLine Divestiture Adjustment, management fees, settlement of litigation against an airline, one-time adjustments and non-recurring items and normalization of redundant and/or outlier activities including out-of-period leasing revenues, acquisition expenses, normalized appraisal expenses and others.

The non-GAAP information of AerSale above and elsewhere in this proxy statement should be read in conjunction with AerSale’s audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Please see the section entitled “The Business Combination Proposal — Certain AerSale Historical and Projected Financial Information — Reconciliation of Non-GAAP Measures” beginning on page 141 of this proxy statement/prospectus.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.
The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting, Monocle will be treated as the “acquired” company for financial reporting purposes. The determination that AerSale is the "acquiring" company for financial reporting purposes is primarily based on AerSale shareholders comprising a majority of the voting power of the combined company, AerSale senior management comprising all of the senior management of the combined company, a former AerSale shareholder having the largest voting interest in the combined company by a significant amount, AerSale’s operations comprising the ongoing operations of the combined company, one former AerSale shareholder having the ability to designate four directors to the combined company’s board and two former AerSale shareholders being nominated to the combined company’s board (which such six directors is more than Monocle has the ability to designate), and AerSale assets constituting the majority of the assets of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AerSale issuing stock for the net assets of Monocle, accompanied by a recapitalization. In accordance with U.S. GAAP, the net assets of Monocle will be stated at historical cost, with no goodwill or other intangible assets recorded as the transaction represents a “reverse merger”. Operations prior to the Business Combination will be those of AerSale.
Introduction
Monocle is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.
The selected unaudited pro forma condensed combined balance sheet as of June 30, 2020 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the twelve months ended December 31, 2019 gives pro forma effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented. This information should be read together with AerSale’s and Monocle’s audited and unaudited financial statements and related notes, “AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Monocle Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of June 30, 2020 has been prepared using the following:
•
AerSale unaudited historical condensed consolidated balance sheet as of June 30, 2020, as included elsewhere in this proxy statement/prospectus;

•
Monocle unaudited historical condensed balance sheet as of June 30, 2020, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 has been prepared using the following:
•
AerSale unaudited historical condensed consolidated statement of operations for the six months ended June 30, 2020, as included elsewhere in this proxy statement/prospectus;

•
Monocle unaudited historical condensed statement of operations for the six months ended June 30, 2020, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2019 has been prepared using the following:

•
AerSale audited historical condensed consolidated statement of operations for the twelve months ended December 31, 2019, as included elsewhere in this proxy statement/prospectus;

•
Monocle audited historical condensed statement of operations for the twelve months ended December 31, 2019, as included elsewhere in this proxy statement/prospectus.

Description of the Business Combination
Pursuant to the Amended and Restated Merger Agreement, the consideration to be paid to the AerSale Stockholders and SAR Holders in the Business Combination will consist of a combination of cash and shares of NewCo Common Stock.
Accounting Treatment of the Business Combination
The historical financial information has been adjusted in these unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the post-combination company.
Basis of Pro Forma Presentation
The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.
These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information.
NewCo will likely incur additional costs in order to satisfy its obligations as a fully reporting public company as it transitions from an emerging growth company status; however, no estimate has been reflected as an adjustment to the unaudited pro forma statements of operations. In addition, Monocle anticipates adoption of various stock compensation plans or programs that are typical for employees, officers and directors of public companies. No adjustment to the unaudited pro forma statement of operations has been made for these items as they are not factually supportable at this time.
The selected unaudited pro forma condensed combined financial statements have been prepared using two different levels of redemptions of public shares:
•
Scenario 1 – Assuming No Redemption: This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the funds held in the Trust Account. The $177 million that is held in trust as of June 30, 2020 will be used to satisfy the Aggregate Cash Consideration due to the AerSale Stockholders and SAR Holders and to fund the ongoing operations of AerSale following the consummation of the Business Combination.

•
Scenario 2 – Assuming Redemption of 57.6%, or 9,943,711, public shares held by public stockholders: This presentation reflects the percentage of redeemable shares that can be redeemed using only cash available on the pro forma combined balance sheets as of the date of this filing. It does not take into account cash flow available from operations between this filing and the closing of the transaction. The cash not used for the redeemed shares will be used to satisfy the Aggregate Cash Consideration due to the AerSale Stockholders and SAR Holders and to fund the ongoing operations of AerSale following the consummation of the Business Combination.

These selected unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information.
	Pro Forma Combined (Assuming No Redemption of Common Stock)	Pro Forma Combined (Assuming Maximum Redemption of Shares of Common Stock)
Statement of Operations Data – Six Months Ended June 30, 2020
Net Revenues	$102,490,877	$102,490,877
Loss from operations	$(7,732,695)	$(7,732,695)
Net loss	$(6,827,059)	$(6,827,059)
Pro Forma net income (loss) per share basic and diluted:
Net earnings per share from operations	$(0.16)	$(0.18)
Statement of Operations Data – Year Ended December 31, 2019
Net Revenues	$304,201,203	$304,201,203
Income from operations	$25,235,152	$25,239,152
Net income from operations	$17,632,662	$17,632,662
Pro Forma net income (loss) per share basic and diluted:
Net earnings per share from operations	$0.41	$0.46
Balance Sheet Data as of June 30, 2020
Total current assets	$204,565,570	$163,736,176
Total assets	$411,587,320	$370,757,926
Total debt	$—	$—
Total liabilities	$48,502,657	$48,502,657
Total stockholders’ equity	$363,084,663	$322,255,269

COMPARATIVE SHARE INFORMATION
The following tables set forth:
•
historical per share information of Monocle for the year ended December 31, 2019 and the six months ended June 30, 2020;

•
historical per share information of AerSale for the year ended December 31, 2019 and the six months ended June 30, 2020; and

•
unaudited pro forma per share information of the combined company for the six months ended June 30, 2020, after giving effect to the Business Combination, assuming two redemption scenarios as follows:

■
Scenario 1 – Assuming No Redemption: This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the funds held in the Trust Account. The $177 million that is held in trust as of June 30, 2020 will be used to satisfy the Aggregate Cash Consideration due to the AerSale Stockholders and SAR Holders and to fund the ongoing operations of AerSale following the consummation of the Business Combination.
■
Scenario 2 – Assuming Redemption of 57.6%, or 9,943,711, public shares held by public stockholders: This presentation reflects the percentage of redeemable shares that can be redeemed using only cash available on the pro forma combined balance sheets as of the date of this filing. It does not take into account cash flow available from operations between this filing and the Closing. The cash not used for the redeemed shares will be used to satisfy the Aggregate Cash Consideration due to the AerSale Stockholders and SAR Holders and to fund the ongoing operations of AerSale following the consummation of the Business Combination.
The pro forma book value, net income (loss) and cash dividends per share information reflect the Business Combination contemplated by the Amended and Restated Merger Agreement as if it had occurred on June 30, 2020.
This information is based on, and should be read together with, the historical financial statements of Monocle, the historical financial statements of AerSale and the unaudited pro forma condensed combined financial information, and the accompanying notes to such financials statements and information, that are included in this proxy statement/prospectus. The unaudited pro forma condensed combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the Business Combination had been completed as of the dates indicated or will be realized upon the completion of the Business Combination. Please see the section entitled “Where You Can Find More Information” beginning on page 264 of this proxy statement/prospectus. Uncertainties that could impact our financial condition include risks set forth in the section entitled “Risk Factors.” You are also urged to read the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 97 of this proxy statement/prospectus.

	Historical
	Monocle Year Ended December 31, 2019	Monocle Six Months Ended June 30, 2020	AerSale Year Ended December 31, 2019	AerSale Six Months Ended June 30, 2020	Pro Forma Combined Six Months Ended June 30, 2020 (Assuming No Redemption)	Pro Forma Combined Six Months Ended June 30, 2020 (Assuming Maximum Redemption)
Book value per share(1)	$1.01	$0.99	$5,879,71	$5,742.12	$8.55	$8.33
Basic and diluted net income (loss) per share	$(0.28)	$(0.11)	$(383)	$(394)	$(0.16)	$(0.18)
Cash dividends per share	$0	$0	n/a	n/a	n/a	n/a

(1)
Book value per share = Total equity/shares outstanding. For the pro forma combined book value per share, total equity does not include the Unvested Founder Shares and is derived using 42,489,968 shares in the no redemption scenario and 38,670,665 in the maximum redemption scenario.

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the Special Meeting. The following risk factors apply to the business and operations of AerSale and its consolidated subsidiaries and will also apply to the business and operations of the post-combination company following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of the post-combination company. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.
Risk Related to AerSale’s Business and Industry
The coronavirus pandemic has had a material adverse impact on AerSale’s business, operating results, financial condition, and liquidity, and the duration and extent of the pandemic could prolong or increase the adverse impact.
In December 2019, an outbreak of COVID-19 originated in Wuhan, China, and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic has caused significant volatility in financial and other markets during the first six months of 2020, which has raised the prospect of an extended global recession. The commercial aviation industry, including the operations of AerSale, has been particularly and adversely impacted by the COVID-19 pandemic. Public health problems resulting from COVID-19 and precautionary measures instituted by governments and businesses to mitigate its spread, including travel restrictions, quarantines, shelter in place directives, and shutting down of non-essential businesses has and continues to contribute to a general slowdown in the global economy and if it continues for an extended period of time, it could have a material adverse impact to the businesses of our customers, suppliers and distribution partners, and disrupt AerSale’s operations. Changes in AerSale’s operations in response to the COVID-19 pandemic or employee illnesses resulting from the pandemic, may result in inefficiencies or delays, including in sales and product development efforts and AerSale’s manufacturing and supply chain, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession planning, employees working remotely, or teleconferencing technologies. The spread of COVID-19 along with related travel restrictions and operational issues has caused a decrease in the demand for air travel and has resulted in lower demand from civil aviation customers for AerSale’s products. Passenger airline traffic has declined significantly since March 2020, and the decrease had a material negative impact on the financial results for the second quarter of 2020. AerSale expects to continue to see reduced demand in its non-cargo commercial businesses. Moreover, if the COVID-19 pandemic continues to result in decreased worldwide commercial activity, it could also adversely affect the demand for airline cargo services. Reduced numbers of aircraft flying or flight hours negatively impacts the demand for AerSale’s products and services, and any prolonged reduction could materially and adversely affect AerSale’s business, operating results, financial condition, and liquidity. While the full extent and impact of the COVID-19 pandemic cannot be reasonably estimated with certainty at this time, COVID-19 has had a significant impact on AerSale’s business, the businesses of AerSale’s customers and suppliers, as well as AerSale’s results of operations and financial condition, and may have a material adverse impact on AerSale’s business, results of operations and financial condition for the remainder of 2020 and thereafter.
In addition, AerSale sources parts and components for its business from various suppliers around the world. Disruptions to AerSale’s supply chain and business operations, or to AerSale’s suppliers’ or customers’ supply chains and business operations, could have adverse effects on AerSale’s ability to provide aftermarket support and services. Moreover, a prolonged epidemic or pandemic, or the threat thereof, could result in worker absences, lower productivity, voluntary closure of AerSale’s offices and facilities, travel restrictions for AerSale’s employees and other disruptions to AerSale’s business. Any of these could have a material adverse effect on our business, financial condition or results of operations.
AerSale has taken a number of actions in response to decreased demand. In addition to reducing operating expenditures for the remainder of 2020 (including by implementing furloughs, eliminating certain employee and contractor positions, temporarily reducing senior employee compensation and eliminating non-essential spending. In light of AerSale’s determination that planned reductions in AerSale’s workforce were necessary as a result of declines in AerSale’s business caused by the COVID-19 pandemic, AerSale cannot assure you that it will be able to rehire AerSale’s entire workforce once AerSale’s business has recovered. Certain of AerSale’s facilities have experienced temporary disruptions as a result of the COVID-19 pandemic, and we cannot predict whether its facilities will experience more significant disruptions in the future.
AerSale has taken steps to improve its liquidity, including drawing down its Revolving Credit Facility and seeking financial assistance under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Certain subsidiaries of AerSale have been approved to receive $12.7 million from the U.S. Treasury Department (“Treasury”) through the Payroll Support Program under the CARES Act. In connection with the financial assistance AerSale has received and may in the future receive under the Payroll Support Program, it will be required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the Payroll Support Program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the Payroll Support Program agreement through September 30, 2020. In addition, AerSale is subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021; and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions will materially affect AerSale’s operations, and it may not be successful in managing these impacts for the duration of the restrictions. In particular, limitations on compensation may adversely impact AerSale’s ability to attract and retain senior management or attract other key employees during this critical time.
In addition, AerSale cannot predict the impact that COVID-19 will have on its customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any material effect on these parties could adversely impact AerSale. The impact of COVID-19 may also exacerbate other risks discussed in this “Risk Factors” section, any of which could have a material effect on AerSale.
AerSale is affected by factors that adversely impact the commercial aviation industry.
As a provider of products and services to the commercial aviation industry, AerSale is generally affected by overall economic conditions of that industry. The commercial aviation industry is historically cyclical and has been negatively affected in the past by geopolitical events, high fuel and oil prices, lack of capital, and weak economic conditions. As a result of these and other events, from time to time certain of AerSale’s customers have filed for bankruptcy protection or ceased operation. The impact of instability in the global financial markets may lead airlines to reduce domestic or international capacity. In addition, certain of AerSale’s airline customers have in the past been impacted by tight credit markets, which limited their ability to buy parts, services, and Flight Equipment.
A reduction in flight activity of aircraft both in the United States and abroad could result in reduced demand for parts support and maintenance activities for the type of aircraft affected. Further, tight credit conditions negatively impact the amount of liquidity available to buy parts, services, and Flight Equipment. A deteriorating airline environment may also result in additional airline bankruptcies, and in such circumstances AerSale may not be able to fully collect outstanding accounts receivable. Reduced demand from customers caused by weak economic conditions, including tight credit conditions and customer bankruptcies, may adversely impact AerSale’s financial condition or results of operations. A slowdown in the global economy, or a return to a recession, would negatively impact the commercial aviation industry, and may adversely impact AerSale’s financial condition or results of operations.
AerSale’s ability to profitably manage mid-life Flight Equipment through the end of its life-cycles depends in part on AerSale’s ability to successfully source acquisition opportunities of used Flight Equipment on favorable terms to provide feedstock for the sale of USM parts. AerSale’s inability to acquire Flight Equipment could adversely affect its financial condition or results of operations. AerSale’s business, financial condition, results of operations, and growth rates may be adversely affected by these and other events that impact the aviation industry, including the following:
•
deterioration in the financial condition of its existing and potential customers;

•
reductions in demand for used Flight Equipment;

•
increased in-house maintenance by airlines;

•
lack of parts in the marketplace;

•
the COVID-19 pandemic;

•
acts of terrorism;

•
future outbreaks of infectious diseases such as the novel coronavirus; and

•
acts of God.

AerSale’s operating results vary and comparisons to results for preceding periods may not be meaningful. Due to a number of factors AerSale’s operating results may fluctuate, including for the following reasons:
•
the COVID-19 pandemic;

•
the timing and number of purchases and sales of Flight Equipment;

•
the timing and amount of maintenance reserve revenues recorded resulting from the termination of long term leases, for which significant amounts of maintenance reserves may have accumulated;

•
the termination or announced termination of production of particular types of Flight Equipment;

•
the retirement or announced retirement of particular aircraft models by aircraft operators;

•
seasonality of travel;

•
the operating history of any particular engine, aircraft or engine or aircraft model; and

•
the timing of necessary overhauls of Flight Equipment.

These risks may reduce AerSale’s Flight Equipment utilization rates, lease margins, maintenance reserve revenues and proceeds from Flight Equipment sales, and result in higher legal, technical, maintenance, storage, insurance and other costs related to repossession and Flight Equipment being off-lease. As a result of the foregoing and other factors, the availability of Flight Equipment for lease or sale periodically experiences cycles of oversupply and undersupply of given engine or aircraft models. The incidence of an oversupply of Flight Equipment may produce substantial decreases in lease rates and the appraised or resale value of aviation equipment and may increase the time spent and costs incurred to lease or sell Flight Equipment. AerSale anticipates that fluctuations from period to period will continue in the future. As a result, AerSale believes that comparisons to results for preceding periods may not be meaningful and that results of prior periods should not be relied upon as an indication of AerSale’s future performance.
Market values for AerSale’s aviation products fluctuate and AerSale may be unable to recover its costs incurred with respect to engines, rotable components and other aircraft parts.
AerSale makes a number of assumptions when determining the recoverability of rotable components, engines, and other assets which are on lease, available for lease, or supporting its long-term programs. These assumptions include historical sales trends, current and expected usage trends, replacement values, current and expected lease rates, residual values, future demand, and future cash flows. Reductions in demand for these assets or declining market values, as well as differences between actual results and the assumptions utilized by AerSale in determining the recoverability of AerSale’s Flight Equipment could result in impairment charges in future periods, which may adversely impact AerSale’s financial condition or results of operations.
The value of a particular model of engine depends heavily on the types of aircraft on which it may be installed and the supply of available engines of that model. Certain types of Flight Equipment may be used in significant numbers by commercial aircraft operators that experience financial difficulties from time to time. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of Flight Equipment from these operators could have an adverse effect on the demand for the affected engine and aircraft types and the values of such Flight Equipment, which may adversely impact AerSale’s financial condition or results of operations.
AerSale may not be able to repossess Flight Equipment when a lessee defaults, and even if AerSale is able to repossess the Flight Equipment from a defaulting lessee, AerSale may have to expend significant resources in the repossession its Flight Equipment and the subsequent remarketing and re-leasing of repossessed Flight Equipment.
When a lessee defaults on its obligations under a lease and does not cure such default in a timely manner, AerSale typically seeks to terminate the applicable lease and repossess the leased Flight Equipment. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of AerSale’s rights under the lease may be difficult, expensive and time-consuming. In the event the Flight Equipment is located outside of the United States, AerSale may need to obtain governmental consents to export the Flight Equipment back to the United States. As a result, the relevant asset may be off-lease and not generating revenue for a prolonged period. In addition, AerSale will incur direct costs associated with repossessing its Flight Equipment, which may include legal and similar costs, costs of transporting, storing and insuring the Flight Equipment, and costs associated with necessary maintenance and recordkeeping to make the Flight Equipment available for re-lease or sale. During this time, AerSale will not realize revenue from the Flight Equipment being repossessed, and will continue to be obligated to pay any debt financing related to the Flight Equipment. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. AerSale’s ability to recover engines installed on airframes owned by third-parties may depend on the cooperation of the airframe owner.
Additionally, when a lessee of AerSale’s Flight Equipment protection under the U.S. Bankruptcy Code, creditors (including AerSale) are automatically stayed from enforcing their rights. In the case of U.S.-certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. Section 1110 has been the subject of significant litigation and AerSale can give no assurance that Section 1110 will protect its investment in Flight Equipment in the event of a lessee’s bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection to AerSale.
AerSale is subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation.
The aviation industry is highly regulated in the United States by the Federal Aviation Administration (“FAA”) and equivalent regulatory agencies in other countries. Prior to being placed into service the products and services that AerSale provides for aircraft, engines and their components are required meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in certain other countries. AerSale operates repair stations that are licensed by the FAA and the equivalent regulatory agencies in certain other countries. Specific regulations vary from country to country; although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. New and more stringent governmental regulations may be adopted in the future that, if enacted, may adversely impact AerSale’s financial condition or results of operations.
Any revocation or suspension of AerSale’s material licenses, certificates, authorizations, or approvals by the FAA or equivalent regulatory agencies in other countries, may adversely impact AerSale’s financial condition or results of operations.
Users of Flight Equipment are regulated by general civil aviation authorities, including the FAA in the United States and similar governmental authorities in other countries, which regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications with respect to certain engine and aircraft types or series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft or particular engine parts. Generally the lessee of AerSale’s Flight Equipment is responsible for complying with all airworthiness directives. However, if the Flight Equipment is off-lease and in certain circumstances, if dictated by the terms of a Flight Equipment lease, AerSale may be forced to bear the cost of compliance with such airworthiness directives.
A number of AerSale’s leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of AerSale’s Flight Equipment. Consents needed in connection with future leasing or sale of AerSale’s Flight Equipment may not be received timely or have economically feasible terms. Any of these events could adversely affect AerSale’s ability to lease or sell Flight Equipment, which, in turn, may adversely impact AerSale’s financial condition or results of operations.
The U.S. Department of Commerce (the “Commerce Department”) regulates exports of goods outside the United States. AerSale is subject to the Commerce Department’s and the U.S. Department of State’s regulations with respect to the lease and sale of aircraft, engines, engine parts and components, and airframes and accessory parts and components to foreign entities. The Commerce Department and the U.S. Department of State may, in certain cases, require AerSale to obtain export licenses for certain items exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of aircraft, engines, engine parts and components, and airframe and accessory parts and components into the United States. AerSale must expend resources to comply with these regulations and AerSale’s failure to comply with these regulations may subject AerSale to regulatory actions, which may adversely impact AerSale’s financial condition or results of operations.
AerSale is prohibited from doing business with persons designated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) on its “Specially Designated Nationals List,” and must monitor AerSale’s operations and existing and potential lessees and other counterparties for compliance with OFAC’s rules. Similarly, sanctions issued by the United Nations, the United States government, the European Union or other governments could prohibit or restrict AerSale from doing business in certain countries, or with certain customers or persons, and AerSale must monitor its operations and existing and potential customers and other counterparties for compliance with such sanctions. AerSale must expend resources to comply with these regulations and AerSale’s failure to comply with these regulations may subject AerSale to regulatory actions, which may adversely impact AerSale’s financial condition or results of operations.
AerSale is also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees and established the Occupational Safety and Health Administration

(“OSHA”) in the Department of Labor. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in certain circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. We believe that our operations are in material compliance with OSHA’s health and safety requirements.
Success at AerSale’s MRO facilities is dependent upon continued outsourcing by the airlines.
AerSale currently performs MRO activities at six leased locations. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of aircraft operating and the extent of outsourcing of maintenance activities by airlines. In addition, certain airlines operate new fleet types and/or newer generation aircraft and AerSale may not have contractual arrangements to service these aircraft nor technicians trained and certified to perform the required airframe maintenance, repair, and overhaul activities. If either the number of aircraft operating or the level of outsourcing of maintenance activities declines, AerSale may not be able to execute its operational and financial plans at AerSale’s MRO facilities, which may adversely impact AerSale’s financial condition or results of operations.
AerSale’s operations would be adversely affected by a shortage of skilled personnel or work stoppages.
AerSale is dependent on an educated and highly skilled workforce because of the complex nature of many of its products and services. AerSale’s ability to operate successfully and meet its customers’ demands could be jeopardized if AerSale is unable to attract and retain a sufficient number of skilled personnel, including qualified licensed mechanics, to conduct its business, or if it experiences a significant or prolonged work stoppage. These and similar events may adversely affect AerSale’s results of operations and financial condition.
The inability to obtain certain components and raw materials from suppliers could harm our business.
Our business is affected by the availability and price of the raw materials and component parts that we use to manufacture our products. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ ability to adjust delivery of long-lead time products during times of volatile demand. The supply chains for our business could also be disrupted by external events such as natural disasters, extreme weather events, labor disputes, governmental actions and legislative or regulatory changes. As a result, our suppliers may fail to perform according to specifications when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. Our inability to fill our supply needs could jeopardize our ability to fulfill obligations under customer contracts, which could result in reduced revenues and profits, contract penalties or terminations, and damage to customer relationships. Further, increased costs of such raw materials or components could reduce our profits if we were unable to pass along such price increases to our customers.
AerSale operates in highly competitive markets, and competitive pressures may adversely affect AerSale.
The markets for AerSale’s products and services are highly competitive, and AerSale faces competition from a number of sources, both domestic and international. AerSale’s competitors include aircraft manufacturers, aircraft component and parts manufacturers, airline and aircraft service companies, other companies MRO services, other aircraft spare parts distributors and redistributors. Certain of AerSale’s competitors may have substantially greater financial and other resources than AerSale has and others may price their products and services below AerSale’s selling prices. These competitive markets also create pressure on AerSale’s ability to hire and retain qualified technicians and other skilled labor needs. AerSale believes that its ability to compete depends on superior customer service and support, on-time delivery, sufficient inventory availability, competitive pricing, and effective quality assurance programs. These competitive pressures have a potential impact on AerSale’s business, which may adversely affect AerSale’s results of operations and financial condition.
AerSale is exposed to risks associated with operating internationally.
AerSale conducts business in a number of foreign countries, certain of which are politically unstable or subject to military or civil conflicts. Consequently, AerSale is subject to a variety of risks that are specific to international operations, including the following:
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military conflicts, civil strife, and political risks;

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export regulations that could erode profit margins or restrict exports;

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compliance with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, and other anti-bribery and anticorruption laws;

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the burden and cost of compliance with foreign laws, treaties, and technical standards and changes in those regulations;

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contract award and funding delays;

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potential restrictions on transfers of funds;

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import and export duties and value added taxes;

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foreign exchange risk;

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transportation delays and interruptions;

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uncertainties arising from foreign local business practices and cultural considerations; and

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changes in United States policies on trade relations and trade policy, including implementation of or changes in trade sanctions, tariffs, and embargoes.

In addition, the United Kingdom held a referendum in 2016 in which voters approved an exit from the European Union referred to as Brexit. There continues to be substantial uncertainty regarding the economic impact of the United Kingdom’s exit from the European Union. Potential adverse consequences of Brexit include global market uncertainty, volatility in currency exchange rates, greater restrictions on imports and exports between the United Kingdom and other countries and increased regulatory complexities.
While AerSale has adopted and will continue to adopt measures to reduce the potential impact of losses resulting from the risks of doing business internationally, such measures may not be adequate, and the regions in which AerSale operates might not continue to be stable enough to allow AerSale to operate profitably or at all.
Liens on AerSale’s Flight Equipment could exceed the value of such Flight Equipment, which could negatively affect AerSale’s ability to repossess, lease or sell such Flight Equipment.
Liens in favor of third parties may attach to Flight Equipment owned by AerSale and in certain cases AerSale’s engines may also be installed on airframes to which liens in favor of third-parties unrelated to the engines have attached. These liens may secure substantial sums that may in certain circumstances exceed the value of the particular Flight Equipment to which the liens have attached. In certain jurisdictions, a lien may give the lien holder the right to detain or, in limited cases, sell or cause the forfeiture of the Flight Equipment subject to the lien. Liens held by third parties may have priority over AerSale’s and its creditors’ interest in the AerSale’s Flight Equipment, either because the third-party liens have priority under applicable local law or because AerSale’s creditors’ security interests are not filed in jurisdictions outside the United States. These liens and lien holders could impair AerSale’s ability to repossess and re-lease or sell AerSale’s Flight Equipment. If AerSale’s customers do not discharge these liens, AerSale may find it necessary to pay the claims secured by such liens to repossess the Flight Equipment subject to such third-party liens.
In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and AerSale may not be able to exercise its ownership rights over the engine.
In certain jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, such that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner’s obligations to a third-party, the security interest in the aircraft may supersede AerSale’s rights as owner of the engine. This legal principle could limit AerSale’s ability to repossess an engine in the event of a lessee’s bankruptcy or lease default while the aircraft with the engine installed remains in such a jurisdiction. AerSale may suffer a loss if AerSale is not able to repossess engines leased to lessees in these jurisdictions.
Business acquisitions expose AerSale to risks, including the risk that AerSale may be unable to effectively integrate acquired businesses.
AerSale has completed multiple acquisitions over the past few years and has discussions with third parties regarding acquisitions on a regular basis. Acquisitions involve risks, including difficulties in integrating the operations and personnel, the effects of amortization of any acquired intangible assets and the potential impairment of goodwill, and the potential loss of key employees of the acquired business. In addition, acquisitions often require substantial management resources and have the potential to divert AerSale’s attention from AerSale’s existing business. For any businesses AerSale may acquire in the future, AerSale may not be able to execute its operational, financial, or integration plans for the acquired businesses, which may adversely affect AerSale’s results of operations and financial condition.
AerSale is dependent upon continued availability of financing to manage AerSale’s business and to execute AerSale’s business strategy, and additional financing may not be available on terms acceptable to AerSale.
AerSale’s ability to manage its business and to execute its business strategy is dependent, in part, on the continued availability of debt and equity capital. Access to the debt and equity capital markets may be limited by various factors, including the condition of overall credit markets, general economic factors, state of the aviation industry, AerSale’s financial performance, and credit ratings. Debt and equity capital may not continue to be available to AerSale on favorable terms, or at all. AerSale’s inability to obtain financing on favorable terms may adversely affect AerSale’s results of operations and financial condition.
AerSale’s existing debt includes restrictive and financial covenants.
Certain current financing arrangements require AerSale to comply with various restrictive covenants and in certain cases contain financial covenants that require AerSale to comply with specified financial ratios and tests. AerSale’s failure to meet these covenants could result in default under these loan and debt agreements and may result in a cross-default under other debt agreements. In the event of a default and AerSale’s inability to obtain a waiver of the default, all amounts outstanding under AerSale’s debt agreements could be declared immediately due and payable. AerSale’s failure to comply with these covenants may adversely affect AerSale’s results of operations and financial condition.
AerSale’s industry is susceptible to product and other liability claims, and claims not adequately covered by insurance may adversely affect AerSale’s results of operations and financial condition.
AerSale’s business exposes it to possible claims for property damage and bodily injury or death which may result if an aircraft, engine, engine part or component, airframe part or accessory, or any other aviation product that AerSale has sold, manufactured, or repaired fails, or if Flight Equipment AerSale serviced or leased, or in which AerSale’s products are installed, has an accident. AerSale carries substantial liability insurance in amounts that AerSale believes are adequate for its risk exposure and commensurate with industry norms. However, claims may arise in the future, and AerSale’s insurance coverage may not be adequate to protect AerSale in all circumstances. Additionally, AerSale might not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability claim not covered by adequate insurance may adversely affect AerSale’s results of operations and financial condition.
AerSale is subject to unique business risks as a result of supplying equipment and services to the U.S. government directly and as a subcontractor, which could lead to a reduction in AerSale’s net sales from, or the profitability of AerSale’s supply arrangements with, the U.S. government.
Companies engaged in supplying defense-related equipment and services to U.S. government agencies are subject to business risks specific to the defense industry. AerSale currently does, and may in the future, contract directly with the U.S. government or act as a subcontractor to customers contracting with the U.S. government. Accordingly, the U.S. government may unilaterally suspend or prohibit AerSale from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, revoke required security clearance, reduce the value of existing contracts or audit AerSale’s contract related costs and fees.
In addition, because AerSale contracts directly with the U.S. government or act as a subcontractor to customers contracting with the U.S. government, AerSale may be subject to U.S. government inquiries and investigations, including periodic audits of costs that AerSale determines are reimbursable under government contracts. U.S. government agencies routinely audit government contractors to review performance under contracts, cost structure and compliance with applicable laws, regulations, and standards, as well as the adequacy of and compliance with internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be misclassified or inaccurately allocated to a specific contract are not reimbursable, and to the extent already reimbursed, must be refunded. Also, any inadequacies in AerSale’s systems and policies could result in payments being withheld, penalties and reduced future business, may adversely affect AerSale’s results of operations and financial condition.
AerSale’s business could be negatively affected by cyber or other security threats or other disruptions.
AerSale’s business depends heavily on information technology and computerized systems to communicate and operate effectively. AerSale’s systems and technologies, or those of third parties on which AerSale relies, could fail or become unreliable due to equipment failures, software viruses, cyber threats, ransomware attacks, terrorist acts, natural disasters, power failures or other causes.
Cyber security threats are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to AerSale’s sensitive information, business e-mail compromises, ransomware attacks, and other electronic security breaches, including at AerSale’s customers, suppliers, subcontractors, and joint venture partners, that could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data.
The procedures and controls AerSale utilizes to monitor and mitigate these threats may not be sufficient to prevent security threats from materializing. If any of these events were to materialize, the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified and may adversely affect AerSale’s results of operations and financial condition.
Moreover, expenditures incurred in implementing and maintaining cyber security and other procedures and controls may adversely affect AerSale’s results of operations and financial condition.
AerSale must comply with extensive environmental requirements, and any exposure to environmental liabilities may adversely affect AerSale.
Federal, state, and local requirements relating to the discharge and emission of substances into the environment, the disposal of hazardous wastes, the remediation and abatement of contaminants, and other activities affecting the environment have had and may continue to have an impact on AerSale’s operations. AerSale’s management cannot assess the possible effect of compliance with future environmental requirements or of future environmental claims for which AerSale may not have adequate indemnification or insurance coverage. If AerSale were required to pay the expenses related to any future environmental claims for which neither indemnification nor insurance coverage were available, these expenses may adversely affect AerSale’s results of operations and financial condition.
Future regulatory developments in the United States and abroad concerning environmental issues, such as climate change, could adversely affect AerSale’s operations and increase operating costs and, through their impact on AerSale’s customers, reduce demand for AerSale’s products and services. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, or the International Civil Aviation Organization to regulate the emission of greenhouse gases by the aviation industry. The precise nature of any such requirements and their applicability to AerSale and its customers are difficult to predict, but the impact to AerSale and the aviation industry, including the potential for increased fuel costs, carbon taxes or fees, or a requirement to purchase carbon credits may adversely affect AerSale’s results of operations and financial condition.
AerSale may need to make significant capital expenditures to keep pace with technological developments in AerSale’s industry.
The industries in which AerSale participates are constantly undergoing development and change, and it is likely that new products, equipment, and MRO methods will be introduced in the future. AerSale may need to make significant expenditures to purchase new equipment and to train its employees to keep pace with any new technological developments. These expenditures may adversely affect AerSale’s results of operations and financial condition.
AerSale does not own certain intellectual property and tooling that is important to AerSale’s business.
In AerSale’s MRO business, OEMs of equipment that AerSale maintains for its customers include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in AerSale’s operations. Although AerSale believes that its use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.
AerSale’s business also depends on using certain intellectual property and tooling that AerSale has rights to use pursuant to license grants under its contracts with OEM customers. These contracts contain restrictions on AerSale’s use of the intellectual property and tooling and may be terminated if AerSale violates certain of these restrictions. AerSale’s loss of a contract with an OEM customer and the related license rights to use an OEM’s intellectual property or tooling may adversely affect AerSale’s results of operations and financial condition.
AerSale’s operations depend on AerSale’s facilities, which are subject to physical and other risks that could disrupt production.
AerSale’s facilities or its customers’ facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. A major catastrophe, such as an earthquake, hurricane, fire, flood, tornado or other natural disaster at any of AerSale’s sites, or war or terrorist activities in any of the areas where AerSale conducts operations could result in a prolonged interruption of AerSale’s business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and AerSale may not have insurance to adequately compensate AerSale for any of these events. For leased facilities, timely renewal of leases and risk mitigation from the sale of AerSale’s leased facilities is required to avoid any business interruption.
AerSale’s reputation, its ability to do business and its financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which AerSale participates.
AerSale has implemented policies, procedures, training and other compliance controls, and has negotiated terms designed to prevent misconduct by employees, agents or others working on AerSale’s behalf or with AerSale that would violate the applicable laws of the jurisdictions in which it operates, including laws governing improper payments to government officials, the protection of export controlled, cost accounting and billing, competition and data privacy. However, AerSale cannot ensure that it will prevent all such misconduct committed by AerSale’s employees, agents, subcontractors, suppliers, business partners or others working on its behalf or with it, and this risk of improper conduct may increase as AerSale expands globally. In the ordinary course business AerSale forms and is a member of joint ventures. AerSale may be unable to prevent misconduct or other violations of applicable laws by these joint ventures (including their officers, directors and employees) or AerSale’s partners. Improper actions by those with whom or through whom AerSale does business (including AerSale’s employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject AerSale to administrative, civil or criminal investigations and monetary and non-monetary penalties, including suspension and debarment, which may adversely affect AerSale results of operations and financial condition.
AerSale is subject to certain limitations on employee compensation pursuant to the CARES Act.
In connection with the financial assistance AerSale has received and may in the future receive through the Payroll Support Program and loan program under the CARES Act, pursuant to the CARES Act AerSale is subject to the limitations on the payment of certain employee compensation through March 24, 2022. These restrictions will materially affect AerSale’s operations, and it may not be successful in managing these impacts for the duration of the restrictions. In particular, limitations on compensation may adversely impact AerSale’s ability to attract and retain senior management or attract other key employees during this critical time.
AerSale’s business might suffer if AerSale were to lose the services of certain key employees.
AerSale’s business operations depend upon AerSale’s key employees, including its executive officers. Because AerSale’s key employees have knowledge of AerSale’s industry and customers and would be difficult to replace, loss of any of these employees may adversely affect AerSale’s results of operations and financial condition.
If any of AerSale’s customers were to become insolvent or experience substantial financial difficulties, AerSale’s business, financial condition and results of operations may be adversely affected.
If any of the customers with whom AerSale does business becomes insolvent or experiences substantial financial difficulties AerSale may be unable to timely collect amounts owed to AerSale by such customers and may not be able to sell the inventory AerSale has purchased for such customers, which may adversely affect AerSale’s results of operations and financial condition.
AerSale will incur significant costs as a result of operating as a publicly traded company, and AerSale’s management is required to devote substantial time to public company compliance requirements and investor needs.
As a publicly traded company, AerSale will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the Nasdaq have imposed various requirements on public companies. AerSale’s management and other personnel will devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to result in increased legal and financial compliance costs compared to a private company and make certain activities more time-consuming and costly. For example, AerSale believes these rules and regulations make it more difficult and more expensive for AerSale to maintain appropriate levels of director and officer liability insurance.
AerSale could become involved in intellectual property litigation, which could have a material and adverse impact on its profitability.
AerSale and other companies in its industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and MRO procedures. In the event that AerSale believes that a third party is infringing upon its proprietary rights, AerSale may bring an action to enforce such rights. In addition, third parties may claim infringement by AerSale with respect to their proprietary rights and may initiate legal proceedings against AerSale in the future. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant, which may adversely affect AerSale’s results of operations and financial condition.
Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such litigation divert management’s attention, but it can also expose AerSale to damages and potential injunctive relief which, if granted, may preclude AerSale from making, using or selling particular products or technology. The expense and time associated with such litigation may adversely affect AerSale’s results of operations and financial condition.
Risks Related to NewCo’s Common Stock Following the Business Combination
The price of NewCo Common Stock following the consummation of the Business Combination may fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of NewCo Common Stock following the consummation of the Business Combination may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of NewCo Common Stock could fluctuate significantly for various reasons, including:
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AerSale’s operating and financial performance and prospects;

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AerSale’s quarterly or annual earnings or those of other companies in AerSale’s industry;

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the public’s reaction to AerSale or NewCo’s press releases, AerSale or NewCo’s other public announcements and NewCo’s filings with the SEC;

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changes in, or failure to meet, earnings estimates or recommendations by research analysts who track NewCo Common Stock or the stock of other companies in the industry;

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the failure of securities analysts to cover NewCo Common Stock or changes in analyst recommendations;

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credit ratings downgrades or other negative actions by ratings agencies for NewCo or its subsidiaries (including AerSale and its subsidiaries);

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strategic actions by NewCo or AerSale or their competitors, such as acquisitions or restructurings;

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new laws or regulations or new interpretations of existing laws or regulations applicable to NewCo’s and AerSale’s business;

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changes in accounting standards, policies, guidance, interpretations or principles;

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the delay in impact on NewCo’s profitability caused by the time lag between when NewCo experiences cost increases until these increases flow through cost of sales because of NewCo’s method of accounting for inventory, or the impact from NewCo’s inability to pass on such cost increases to its customers;

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material litigation or government investigations;

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changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism, the impact of the COVID-19 pandemic or responses to such events;

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changes in key personnel;

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sales of NewCo Common Stock by NewCo, the Initial Stockholders, AerSale Stockholders or members of NewCo’s management team;

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the volume of trading in NewCo Common Stock; and

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the realization of any risks described under “Risk Factors.”

In addition, in recent years, the United States stock market has experienced significant price and volume fluctuations. This volatility has significantly impacted the market price of securities issued by many companies, including companies in AerSale’s industry. The changes have often been unrelated or disproportionate to the operating performance of the affected companies. Hence, the price of NewCo Common Stock could fluctuate based upon factors that have little or nothing to do with NewCo or AerSale, and these fluctuations could materially reduce share price of NewCo Common Stock and cause you to lose all or part of your investment.
NewCo will be restricted from making repurchases of NewCo Common Stock and paying dividends on NewCo Common Stock as required by the CARES Act.
In connection with AerSale's receipt of payroll support under the CARES Act, AerSale agreed not to pay dividends on AerSale common stock or make repurchases of AerSale common stock through September 30, 2021. Following the Business Combination, NewCo will be subject to these restrictions as well. Accordingly, you may have to sell a portion or all of your NewCo Common Stock in order to generate cash flow from your investment. You may not recognize a gain on your investment when you sell your NewCo Common Stock and you may lose the entire amount of the investment.
NewCo has no plans to pay regular dividends on NewCo Common Stock, so you may not receive funds without selling your common stock.
Following the expiration of the restrictions on the payment of dividends pursuant to the CARES Act, NewCo has no plans to pay regular dividends on NewCo Common Stock. NewCo generally intends to invest future earnings, if any, to fund growth and reduce debt. Any payment of future dividends will be at the discretion of the NewCo Board and will depend on, among other things, NewCo’s earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the NewCo board of directors deems relevant. Accordingly, you may have to sell a portion or all of your NewCo Common Stock in order to generate cash flow from your investment. You may not record a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.
Future sales of NewCo Common Stock in the public market could lower the share price of NewCo Common Stock, and any additional capital raised by NewCo through the sale of equity or convertible debt securities may dilute your ownership in NewCo and may adversely affect the market price of NewCo Common Stock.
NewCo and, subject to applicable restrictions, the Initial Stockholders and the AerSale Stockholders may sell additional shares of NewCo Common Stock in subsequent public offerings. NewCo may also issue additional shares of common stock or convertible debt securities to finance future investments including acquisitions.
NewCo cannot predict the size of future issuances of NewCo Common Stock or the effect, if any, that future issuances and sales of NewCo Common Stock will have on the market price of NewCo Common Stock. Sales of substantial amounts of NewCo Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices for NewCo Common Stock.
LGP, the Initial Stockholders and NewCo’s directors and officers and insiders will have substantial control over NewCo and will be able to influence corporate matters.
After giving effect to the transactions contemplated by Business Combination, and assuming no public stockholders exercise their redemption rights, LGP will own approximately 50.02% of the outstanding shares of NewCo Common Stock, and LGP, NewCo’s directors and executive officers, and their Affiliates will own, in the aggregate, approximately 4.12% of the outstanding shares of NewCo Common Stock. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, amendment of the NewCo Charter, and approval of any merger, consolidation, or sale of all, or substantially all, of NewCo’s assets or other significant corporate transactions.
Risks Related to Monocle and the Business Combination
Although NewCo expects to file an application to list its securities on Nasdaq, there can be no assurance that its securities will be so listed or, if listed, that NewCo will be able to comply with the continued listing standards.
NewCo expects to file a new listing application to list NewCo Common Stock on Nasdaq upon consummation of the Business Combination in accordance with the requirements of the exchange. As part of the listing process, NewCo will be required to provide evidence that it is able to meet the initial listing requirements. There can be no assurance that NewCo will be able to meet the initial listing standards of Nasdaq or any other exchange or, if its securities are listed, that NewCo will be able to maintain such listing.
In addition, if after listing, Nasdaq delists NewCo’s securities from trading on its exchange for failure to meet the continued listing standards, NewCo and its securityholders could face significant material adverse consequences including:
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a limited availability of market quotations for its securities;

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a determination that its common stock is a “penny stock” which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

There has been no prior public market for NewCo Common Stock and a market may never develop, which would adversely affect the liquidity and price of NewCo Common Stock.
The NewCo Common Stock is a new issue of securities for which there is no established public market. NewCo intends to apply to list the NewCo Common Stock on Nasdaq. However, an active public market for the NewCo Common Stock may not develop or be sustained after the consummation of the Business Combination, which could affect the ability to sell, or depress the market price of, the NewCo Common Stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become.
In addition, the price of NewCo securities after the Business Combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
We are not required to obtain, and have not obtained, an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to our company from a financial point of view.
We are not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm that the price we are paying is fair to Monocle from a financial point of view. The Monocle Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. In analyzing the Business Combination, the Monocle Board and Monocle Management conducted due diligence on AerSale and researched the industry in which AerSale operates and concluded that the Business Combination was in the best interest of Monocle’s stockholders. Accordingly, our stockholders will be relying solely on the judgment of the Monocle Board in determining the value of the Business Combination, and the Monocle Board may not have properly valued such business. The lack of third-party valuation or a fairness opinion may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section entitled “The Business Combination Proposal — The Monocle Board’s Reasons for the Approval of the Business Combination.”
If immediately prior to the Closing, the Available Closing Cash Amount is less than $75 million, closing conditions to the Amended and Restated Merger Agreement will not be satisfied and either Monocle or AerSale may terminate the Amended and Restated Merger Agreement.
If the Available Closing Cash Amount is less than $75 million, then a condition on both of the parties obligations to close the Business Combination shall not be satisfied and either Monocle or AerSale can terminate the Amended and Restated Merger Agreement under its terms by written notice to the other party. The Available Closing Cash Amount may be less than $75 million if, among other reasons, the holders of greater than 57.6% of the public shares held by public stockholders, or 9,943,711 shares of Monocle Common Stock, elect to redeem their shares, unless additional financing is secured.
Our Initial Stockholders hold a significant number of shares of Monocle Common Stock. They will lose their entire investment in us if a business combination is not completed.
Our Initial Stockholders hold in the aggregate 4,312,500 Founder Shares, representing approximately 22.6% of the total outstanding shares, including 2,587,500 Remaining Founder Shares that the Founders will continue to hold after the Closing of the Business Combination, 1,940,625 of which will be subject to vesting conditions. The Founder Shares will be worthless if we do not complete a business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). In addition, our Initial Stockholders hold an aggregate of 717,500 private units that will also be worthless if we do not complete a business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).
The Founder Shares are identical to the shares of Monocle Common Stock included in the units issued in our IPO, except that (i) the Founder Shares are subject to certain transfer restrictions and (ii) our Initial Stockholders have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and private units owned in connection with (a) the consummation of the Business Combination or (b) the liquidation of our Trust Account if we fail to complete our Business Combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.
Our Sponsor, certain members of the Monocle Board and our officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.
When considering the Monocle Board’s recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal, our stockholders should be aware that the directors and officers of Monocle have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders. These interests include:

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the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

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the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;

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the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

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the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, which each consist of one private share and one private unit, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

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the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;

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if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share, by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

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the anticipated continuation of certain of our existing directors as directors of the post-combination company;

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the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

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the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

Our officers, directors, security holders and their respective Affiliates may have competitive pecuniary interests that conflict with our interests.
We have not adopted a policy that expressly prohibits our directors, officers, security holders or Affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. We do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

Our Initial Stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, our Initial Stockholders have agreed to vote any shares of Monocle Common Stock owned by them in favor of the Business Combination. As of the date hereof, our Initial Stockholders own shares equal to approximately 22.6% of the issued and outstanding shares of Monocle Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if our Initial Stockholders agreed to vote any shares of Monocle Common Stock owned by them in accordance with the majority of the votes cast by our public stockholders.
Cowen may have had a conflict of interest in rendering services to Monocle in connection with the Business Combination.
Monocle engaged Cowen to provide services to Monocle in connection with its initial business combination, such as holding meetings with its stockholders to discuss the Business Combination and the target business’s attributes, introducing Monocle to potential investors that are interested in purchasing Monocle’s securities in connection with the Business Combination, assisting Monocle in obtaining stockholder approval for the Business Combination and assisting Monocle with its press releases and public filings in connection with the Business Combination. Monocle is obligated to pay Cowen a cash fee for such services upon the consummation of the Business Combination in an amount equal to $6,037,500. In the event Monocle does not consummate a business combination and is forced to liquidate, Cowen will not receive this fee. Additionally, Cowen holds 269,531 Founder Shares which will be worthless if Monocle does not consummate its business combination prior to November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). As a result, these financial interests may have resulted in Cowen having a conflict of interest in providing the services to Monocle in connection with the Business Combination.
Our Sponsor, directors or officers or their Affiliates may elect to purchase shares from public stockholders, which may influence a vote on a proposed Business Combination and reduce the public “float” of Monocle Common Stock.
Our Sponsor, directors or officers or their Affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, directors, officers or their Affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination when it may not otherwise have been possible.
If such purchases are made, the public “float” of Monocle Common Stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on the Nasdaq Capital Market or another national securities exchange or reducing the liquidity of the trading market for Monocle Common Stock.
Our public stockholders may experience dilution as a consequence of, among other transactions, the issuance of common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of the post-combination company.
It is anticipated that, upon completion of the Business Combination, the ownership interests in NewCo will be as set forth in the table below:

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Monocle’s public stockholders	40.6%	18.9%
Initial Stockholders and Cowen	3.2%	3.5%
AerSale Management(2)	5.2%	7.3%
LGP	48.7%	67.2%
Florida Growth Fund	2.2%	3.1%

Note: Figures may not sum to 100% due to rounding.
(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

(2)
Includes the SAR Holders.

The ownership percentages with respect to NewCo following the Business Combination do not take into account (a) the NewCo Common Stock issuable to the holders of the NewCo Warrants outstanding immediately following the Business Combination, (b) the issuance of any Earnout Shares pursuant to the Amended and Restated Merger Agreement, (c) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex B or the Employee Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, (d) the Unvested Founder Shares (which are issued but subject to vesting under the Amended and Restated Founder Shares Agreement) and (e) the potential elections by any AerSale Stockholders to receive all of their Merger Consideration in the form of NewCo Common Stock, but do include the Remaining Founder Shares other than the Unvested Founder Shares. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Public Float”, “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.”
To the extent that any shares of common stock are issued upon exercise of the public warrants or the private warrants or under the Incentive Plan or the Employee Purchase Plan, current Monocle Stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of current Monocle Stockholders to influence management of the post-combination company through the election of directors following the Business Combination.
We have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). If we are unable to effect a business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will be forced to liquidate and our warrants will expire worthless.
We are a blank check company, and as we have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by November 11, 2020, or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021, if certain criteria are met under the Monocle Charter. Unless we amend the Monocle Charter to extend the life of Monocle and certain other agreements into which we have entered, if we do not complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of our public shares, in consideration of a per-share price, payable in cash, equal to quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable and less up to $100,000 to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable Law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Monocle Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable Law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. In addition, if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), there will be no redemption rights or liquidating distributions with respect to our public warrants or private warrants, which will expire worthless, unless we amend the Monocle Charter to extend the life of Monocle and certain other agreements into which we have entered.
We have filed a separate proxy statement with the SEC in connection with a special meeting of the stockholders, to be held on November 6, 2020, in the case that the special meeting described in this proxy has not occurred by November 4, 2020, for the sole purpose of considering and voting upon proposals to amend our current certificate of incorporation to extend the date by which we must complete a business combination to February 11, 2021, which we refer to as the “Extension Proxy Vote”. The purpose of the Extension Proxy Vote is to allow us more time, if required, to satisfy the closing conditions and complete the Business Combination in accordance with the terms of the Amended and Restated Merger Agreement, which may entail arrangements with new or existing shareholders, the occurrence of which Monocle anticipates announcing by filing Current Reports on Form 8-K or making other public disclosures as required by applicable law. If we are unable to mail our definitive proxy statement in sufficient time or otherwise must adjourn the special meeting described in this proxy and the Extension Proxy Vote is not approved, we will: (i) cease all operations except for the purpose of winding up our business; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of our public shares, in consideration of a per-share price, payable in cash, equal to quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable and less up to $100,000 to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable Law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Monocle Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable Law.
The Monocle financial statements included in this proxy statement/prospectus do not take into account the consequences to Monocle of a failure to complete a business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).
The Monocle financial statements included in this proxy statement/prospectus have been prepared assuming that we would continue as a going concern. As discussed in Note 1 to Monocle’s financial statements for the twelve months ended December 31, 2019, we are required to complete a business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). The possibility of the Business Combination not being consummated raises some doubt as to our ability to continue as a going concern and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Even if we consummate the Business Combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless and the terms of our warrants may be amended.
The exercise price for our warrants is $11.50 per share of Monocle Common Stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of our key personnel, including the key personnel of AerSale, whom we expect to stay with the post-combination company following the Business Combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business and its financial condition could suffer as a result.
Our ability to successfully effect our Business Combination is dependent upon the efforts of our key personnel, including the key personnel of AerSale. Although certain of our key personnel may remain with the post-combination company in senior management or advisory positions following our Business Combination, it is possible that we will lose certain key personnel, the loss of whom could negatively impact the operations and profitability of our post-combination business. We anticipate that some or all of the AerSale Management will remain in place.
AerSale’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of AerSale’s officers could have a material adverse effect on AerSale’s business, financial condition, or operating results. AerSale does not maintain key-man life insurance on any of its officers. The services of such personnel may not continue to be available to AerSale.
Monocle and AerSale will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.
Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on Monocle and AerSale. These uncertainties may impair our or AerSale’s ability to retain and motivate key personnel and could cause third parties that deal with any of us or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, our or AerSale’s business could be harmed.
We may waive one or more of the conditions to the Business Combination.
We may agree to waive, in whole or in part, one or more of the conditions to our obligations to complete the Business Combination, to the extent permitted by our current certificate of incorporation and bylaws and applicable Laws. For example, it is a condition to our obligations to close the Business Combination that there be no breach of AerSale’s representations and warranties as of the Closing Date. However, if the Monocle Board determines that any such breach is not material to the business of AerSale, then the Monocle Board may elect to waive that condition and close the Business Combination. We are not able to waive the condition that our stockholders approve the Business Combination. For more information about the closing conditions to the Business Combination, please see the section entitled “The Business Combination Proposal — The Amended and Restated Merger Agreement — Conditions to the Closing of the Business Combination.”
The exercise of our directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in our stockholders’ best interest.
In the period leading up to the Closing Date of the Business Combination, events may occur that, pursuant to the Amended and Restated Merger Agreement, would require us to amend the Amended and Restated Merger Agreement, to consent to certain actions taken by the other parties to the Amended and

Restated Merger Agreement or to waive rights to which Monocle is entitled to under the Amended and Restated Merger Agreement. Such events could arise because of changes in the course of AerSale’s business, a request by a party to undertake actions that would otherwise be prohibited by the terms of the Amended and Restated Merger Agreement or the occurrence of other events that would have a material adverse effect on AerSale’s business and would entitle us to terminate the Amended and Restated Merger Agreement. In any of such circumstances, it would be at Monocle’s discretion, acting through the Monocle Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Monocle and our stockholders and what he may believe is best for himself or his Affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the transaction that would have a material impact on the stockholders, we will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of our stockholders with respect to the Business Combination Proposal.
We will incur significant transaction and transition costs in connection with the Business Combination.
We have incurred and expect to incur significant costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We may incur additional costs to retain key employees. All expenses incurred in connection with the Amended and Restated Merger Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by NewCo.
The transaction expenses as a result of the Business Combination are currently estimated at approximately $25 million.
If the Adjournment Proposal is not approved our ability to consummate the Business Combination may be impaired.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.
If we are unable to complete an initial business combination, our public stockholders may receive only approximately $10.265 per share, as of June 30, 2020, on the liquidation of the Trust Account, and our warrants will expire worthless.
If we are unable to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), our public stockholders may receive only approximately $10.265 per share, as of June 30, 2020, on the liquidation of the Trust Account and our warrants will expire worthless.
The securities in which we invest the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public stockholders may be less than $10.10 per share.
The funds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to the Monocle Charter, our public stockholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to us, net of taxes payable (less, in the case we are unable to complete our initial business combination, up to $100,000 of interest to pay dissolution expenses). Negative interest rates could impact the per-share redemption amount that may be received by public stockholders.
Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a “pandemic”. The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, and the business of any potential target business with which we consummate a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected. In addition, our ability to consummate a business combination may be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 pandemic and the resulting market downturn.
Various governmental bodies and private enterprises have implemented preventative or protective measures to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns, and these actions may continue to expand in scope, type and impact. These measures, in addition to the disruption of economies and financial markets worldwide caused by COVID-19, could result in direct and indirect adverse effects on the commercial aviation industry. AerSale, as a provider of products and services to the commercial aviation industry, may be affected by overall economic conditions of that industry. The extent to which COVID-19 may impact AerSale’s operations and our ability to consummate the Business Combination with AerSale is uncertain. For more information, please see the section entitled ‘‘Risk Factors — Risks Related to AerSale’s Business and Industry.’’
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.10 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors and the underwriters in our IPO), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the

Trust Account. If any third-party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete our Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us, or by a prospective target business with which we have entered into a written letter of intent confidentially or similar agreement or business combination, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third-party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of Monocle. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021) may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021) in the event we do not complete an initial business combination and, therefore, we do not intend to comply with those procedures.
Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the ten years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our advisors (such as lawyers, investment bankers, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021) is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn from the Trust Account to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in our Trust Account available for distribution to our public stockholders may be reduced below $10.10 per share.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by Law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any funds in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever.
Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
Subsequent to our completion of our Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.
Although we have conducted due diligence on AerSale, we cannot assure you that this diligence has uncovered all material issues that may be present in AerSale’s business, that it would be possible to uncover all material issues through a customary due diligence process, or that factors outside of AerSale’s business and outside of our and AerSale’s control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Additionally, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. Accordingly, any of our stockholders who choose to remain stockholders following our Business Combination could suffer a reduction in the value of their shares.
We have no operating or financial history and our results of operations may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.
We are a blank check company and we have no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for the post-combination company. The unaudited pro forma condensed combined statement of operations of the post-combination company combines the historical audited results of operations of Monocle for the period ended December 31, 2019 and the unaudited results of Monocle for the six months ended June 30, 2020, respectively, with the historical audited results of operations of AerSale for the year ended December 31, 2019 and the unaudited results of AerSale for the six months ended June 30, 2020, respectively, and gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2019. The unaudited pro forma condensed combined balance sheet of the post-combination company combines the historical unaudited balance sheets of Monocle as of June 30, 2020 and of AerSale as of June 30, 2020 and gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2020.
The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates indicated above, or of the future consolidated results of operations or financial position of the post-combination company. Accordingly, the post-combination company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.
We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings;

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changes in tax Laws, regulations or interpretations thereof; and

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.
If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of NewCo securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of NewCo securities may decline. The market value of NewCo securities at the time of the Business Combination may vary significantly from the prices of Monocle’s securities on the date the Amended and Restated Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which our stockholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of NewCo securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for NewCo or AerSale’s stock and trading in the shares of Monocle Common Stock has not been active. Accordingly, the valuation ascribed to AerSale Common Stock and Monocle Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of NewCo securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, certain of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and NewCo securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of NewCo’s securities following the Business Combination may include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in the market’s expectations about our operating results;

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the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

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speculation in the press or investment community;

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success of competitors;

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our operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;

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operating and stock price performance of other companies that investors deem comparable to the post-combination company;

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our ability to market new and enhanced products on a timely basis;

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changes in laws and regulations affecting our business;

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commencement of, or involvement in, litigation involving the post-combination company;

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changes in the post-combination company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of NewCo Common Stock available for public sale;

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any major change in the NewCo Board or management;

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sales of substantial amounts of NewCo Common Stock by our directors, officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, acts of war or terrorism and the COVID-19 pandemic.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the post-combination company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Future sales of NewCo Common Stock may cause the market price of its securities to drop significantly, even if its business is performing well.
Our Initial Stockholders have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and private units in connection with (a) the consummation of the Business Combination or (b) the liquidation of our Trust Account if we fail to complete our Business Combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021) (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold).

The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of a business combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Monocle Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (2) if Monocle consummates a liquidation, merger, stock exchange or other similar transaction after the business combination which results in all of the Monocle Stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Effective at the Closing, the Founders have agreed to forfeit 1,725,000 Founder Shares and that an aggregate of 1,940,625 Founder Shares (representing approximately 75% of the Remaining Founder Shares) will be subject to vesting, half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of 20 trading days out of 30 consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of 20 trading days out of 30 consecutive trading days, or upon the occurrence of a Liquidity Event (as defined in the Amended and Restated Merger Agreement but generally consisting of a merger, reorganization or consolidation that results in any person or group owning more than 50% of the voting power of NewCo, the sale of all or substantially all of NewCo’s assets or a stockholder approved plan of complete liquidation or dissolution) on or prior to the fifth anniversary of the date of the Amended and Restated Founder Shares Agreement, half of which will vest if the Liquidity Event Consideration (as defined in the Amended and Restated Merger Agreement) is greater than $13.50 and the other half will vest if the Liquidity Event Consideration (as defined in the Amended and Restated Merger Agreement) is greater than $15.00. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
Each AerSale Stockholder has agreed not to transfer, assign or sell (among other restrictions) any Lock-Up Shares for a period commencing from the Closing and ending on the earliest of: (a) the 180th day after the Closing Date, (b) the expiration of the lock-up period previously agreed to by our Sponsor and certain other parties and (c) the date following such Closing Date on which NewCo completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their shares of NewCo Common Stock for cash, securities or other property.
In addition, the AerSale Stockholders and the Initial Stockholders will be entitled to registration rights, subject to certain limitations, with respect to NewCo Common Stock they receive in the Business Combination pursuant to the Amended and Restated Registration Rights Agreement to be entered into in connection with the consummation of the Business Combination. In addition, these stockholders will have certain demand and “piggyback” registration rights following the consummation of the Business Combination. NewCo will bear certain expenses incurred in connection with the exercise of such rights. The presence of these additional securities trading in the public market may have an adverse effect on the market price of NewCo Common Stock.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of Monocle Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Monocle Common Stock. After the Business Combination, our Founders will hold between 3.2% (assuming no redemptions) and 3.5% (assuming redemptions of 57.6% of public shares held by public stockholders, or 9,943,711 shares of Monocle Common Stock, which is the maximum number of shares redeemable that would permit the closing condition in the Amended and Restated Merger Agreement related to the Available Closing Cash Amount to be satisfied, in each case not including the Unvested Founder Shares (which are issued but subject to vesting under the Amended and Restated Founder Shares Agreement). The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of a business combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Monocle Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (2) if Monocle consummates a liquidation, merger, stock exchange or other similar transaction after the business combination which results in all of the Monocle Stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, certain of which are beyond our control, resulting in a decline in our stock price.
Our quarterly operating results may fluctuate significantly because of several factors, including:
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labor availability and costs for hourly and management personnel;

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profitability of our products, especially in new markets and due to seasonal fluctuations;

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changes in interest rates;

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impairment of long-lived assets;

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macroeconomic conditions, both nationally and locally;

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negative publicity relating to products we serve;

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changes in consumer preferences and competitive conditions;

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expansion to new markets; and

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fluctuations in commodity prices.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the post-combination company, its business, or its market, or if they change their recommendations regarding NewCo Common Stock adversely, then the price and trading volume of NewCo Common Stock could decline.
The trading market for NewCo Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on Monocle or the post-combination company. If no securities or industry analysts commence coverage of the post-combination company, NewCo’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the post-combination company change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of NewCo Common Stock would likely decline. If any analyst who may cover the post-combination company were to cease coverage of the post-combination company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause NewCo’s stock price or trading volume to decline.
We may be unable to obtain additional financing to fund the operations and growth of the post-combination company.
We may require additional financing to fund the operations or growth of the post-combination company. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the post-combination company. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after our Business Combination.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, investments and results of operations.
We are subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable Laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable Laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.
The exercise price for our warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the warrants are more likely to expire worthless.
The exercise price of our warrants is higher than is typical with many similar blank check companies in the past. Historically, with regard to units offered by blank check companies, the exercise price of a warrant was generally a fraction of the purchase price of the units in the IPO. The exercise price for our warrants is $11.50 per share, subject to adjustment as provided herein. As a result, the warrants are less likely to ever be in the money and more likely to expire worthless.
We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding warrants. As a result, the exercise price of our warrants could be increased, the exercise period could be shortened and the number of shares of common stock purchasable upon exercise of a warrant could be decreased without a warrant holder’s approval.
Our warrants were issued in registered form under the Warrant Agreement, between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or to cure, correct or supplement any defective provision or add or change any other provisions with respect to matters or questions arising under the Warrant Agreement as may be deemed necessary or desirable and shall not adversely affect the interest of the holders, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Monocle Common Stock purchasable upon exercise of a warrant.
We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.
We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption; provided that the last reported sales price of Monocle Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption rights provided that there is an effective registration statement covering the issuance of the shares of NewCo Common Stock issuable upon exercise of the NewCo Warrants, a current prospectus relating thereto, and we have provided notice to the holder not less than 30 days prior to the redemption date. Redemption of the outstanding warrants could force the warrant holders (i) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of the private warrants will be redeemable by us so long as they are held by our Founders or their permitted transferees.
Each Monocle Warrant will be converted into and become the right to receive a NewCo Warrant exercisable for one share of NewCo Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to NewCo’s stockholders.
We issued 17,250,000 public warrants as part of our IPO, and prior to our IPO, we issued 717,500 private warrants to our Sponsor. Each warrant is exercisable for one share of common stock at $11.50 per share. In addition, prior to consummating an initial business combination, nothing prevents us from issuing additional securities in a private placement so long as they do not participate in any manner in the Trust Account or vote as a class with the Monocle Common Stock on a business combination. In connection with the Business Combination, the Monocle Warrants will be converted into and become NewCo Warrants. To the extent such warrants are exercised, additional shares of NewCo Common Stock will be issued, which will result in dilution to the holders of NewCo Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of NewCo Common Stock.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Monocle Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the Monocle Board and us to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, the Monocle Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.
NewCo will be a holding company with no business operations of its own and will depend on cash flow from AerSale to meet its obligations.
Following the Business Combination, NewCo will be a holding company with no business operations of its own or material assets other than the stock of its subsidiaries. All of its operations will be conducted by its subsidiary, AerSale, and its subsidiaries. As a holding company, NewCo will require dividends and other payments from its subsidiaries to meet cash requirements. The terms of any credit facility may restrict NewCo’s subsidiaries from paying dividends and otherwise transferring cash or other assets to it. If there is an insolvency, liquidation or other reorganization of any of NewCo’s subsidiaries, NewCo’s stockholders likely will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before NewCo, as an equityholder, would be entitled to receive any distribution from that sale or disposal. If AerSale is unable to pay dividends or make other payments to NewCo when needed, NewCo will be unable to satisfy its obligations.
Anti-takeover provisions contained in NewCo’s certificate of incorporation and proposed bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
The NewCo Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of the NewCo Board to designate the terms of, and issue new series of, preferred stock, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. There provisions will include:
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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the right of the NewCo Board to elect a director to fill a vacancy created by the expansion of the NewCo Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on the NewCo Board;

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a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; and

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a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of the NewCo Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

The NewCo Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by NewCo Stockholders, which could limit NewCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with NewCo or its directors, officers or employees.
The NewCo Charter, like the Monocle Charter, will provide that, to the fullest extent permitted by Law, derivative actions brought in NewCo’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel; provided that the exclusive forum provision will not apply to (i) suits brought to enforce any liability or duty created by the Exchange Act, (ii) any other claim for which the federal courts have exclusive jurisdiction, (iii) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (iv) any claim which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (v) any claim for which the Court of Chancery does not have subject matter jurisdiction. Furthermore, the NewCo Charter will also provide that unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of NewCo capital stock shall be deemed to have notice of and have consented to the forum provisions in its amended and restated certificate of incorporation.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with NewCo or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although NewCo’s stockholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in the NewCo Charter to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following February 11, 2024, the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of Monocle Common Stock that is held by non-Affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three year period. Because AerSale had revenues during its last fiscal year of approximately $290.7 million, if we expand our business or increase our revenues post-Business Combination, we may cease to be an emerging growth company prior to February 11, 2024.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We cannot predict if investors will find our securities less attractive because we will rely on these exemptions. If certain investors find our securities less attractive as a result, there may be a less active trading market for securities and our stock price may be more volatile.
The U.S. federal tax treatment of the outstanding Monocle Warrants, which are currently exercisable for one share of Monocle Common Stock and will be converted into and become the right to receive a NewCo Warrant exercisable for one share of NewCo Common Stock following the Business Combination, is unclear and, as a result, the U.S. federal income tax consequences to holders of such warrants are also unclear.
The outstanding Monocle Warrants are currently exercisable for one share each of Monocle Common Stock and will be converted into and become the right to receive NewCo Warrants that will be exercisable for one share each of NewCo Common Stock following the Business Combination. We intend to treat the warrants as exchanged in the First Merger, which we intend to treat as a tax-deferred transaction under Section 368 of the Code. However, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not successfully challenge this position, arguing instead that the First Merger did not qualify for deferral under Section 368 of the Code. In such case, a Monocle Stockholder holding Monocle Warrants would be required to recognize gain, but not loss, as a result of the exchange equal to the lesser of (i) such stockholder’s “realized gain” from the exchange (generally the excess of the sum of the fair market value of the NewCo Common Stock and NewCo Warrants received over such stockholder’s aggregate tax basis in the Monocle Common Stock and Monocle Warrants exchanged), and (ii) the fair market value of the NewCo Warrants received. Please see the section entitled “The Business Combination Proposal — Material United States Federal Income Tax Considerations.”
A portion of the NewCo Common Stock received by public Monocle Stockholders may be taxable as ordinary income.
The Founders will forfeit a portion of their Monocle Common Stock under the Amended and Restated Founder Shares Agreement, and the public Monocle Stockholders will receive a larger portion of the NewCo Common Stock than they would if the NewCo Common Stock were issued to Monocle Stockholders in proportion to their current ownership of Monocle Common Stock. The IRS may seek to treat a portion of the NewCo Common Stock that the public Monocle Stockholders receive as taxable at ordinary income rates. Please see the section entitled “The Business Combination Proposal — Material United States Federal Income Tax Considerations.”
Risks Related to the Redemption
We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a Business Combination with which a substantial majority of our stockholders do not agree.
The Monocle Charter does not provide a specified maximum redemption threshold, except that we will not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules). As a result, we may be able to complete the Business Combination even though a substantial portion of our public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to our Sponsor or our or AerSale’s directors, officers or advisors, or any of their respective Affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Monocle or the persons described above have been entered into with any such investor or holder. We will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this proxy statement/prospectus) at the Special Meeting.
If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than fifteen percent (15%) of Monocle Common Stock issued in the IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of Monocle Common Stock issued in the IPO.
A public stockholder, together with any of his, her or its Affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Monocle will require each public stockholder seeking to exercise redemption rights to certify to Monocle whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to Monocle at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Monocle makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in us if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the shares sold in our IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of Monocle Common Stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge Monocle’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.
However, our stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.
There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.
We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of Monocle might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
Monocle Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Monocle Common Stock for a pro rata portion of the funds held in our Trust Account.
Public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to our Transfer Agent or deliver their shares to the Transfer Agent electronically through the DWAC system at least two business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our Transfer Agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because we do not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.
Monocle Stockholders who attempt to redeem their shares may be unable to sell their shares of Monocle Common Stock when they wish to in the event that the Business Combination is not approved.
We will require public stockholders who wish to redeem their shares of Monocle Common Stock in connection with the Business Combination to comply with the delivery requirements discussed above for redemption. If the Business Combination is not consummated, we will promptly return such certificates to the tendering public stockholders. Accordingly, investors who attempted to redeem their shares of Monocle Common Stock in such a circumstance will be unable to sell their shares of Monocle Common Stock after the failed Business Combination until we have returned their shares of Monocle Common Stock to them. The market price for our common stock may decline during this time and you may not be able to sell your shares of Monocle Common Stock when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.
If a stockholder fails to receive notice of our offer to redeem our public shares in connection with our Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
If, despite our compliance with the proxy rules, a stockholder fails to receive our proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that we are furnishing to holders of our public shares in connection with our Business Combination describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

SPECIAL MEETING OF STOCKHOLDERS
This proxy statement/prospectus is being provided to stockholders as part of a solicitation of proxies by the Monocle Board for use at the Special Meeting of Stockholders to be held on November 4, 2020, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.
This proxy statement/prospectus is being first mailed on or about October 20, 2020 to all stockholders of record of Monocle as of September 28, 2020, the record date for the Special Meeting. Stockholders of record who owned Monocle Common Stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were 22,280,000 shares of Monocle Common Stock outstanding.
Date, Time and Place of Special Meeting
The Special Meeting will be held at 10:00 a.m., Eastern Time, on November 4, 2020, at 200 Liberty Street, 39th Floor, New York, NY 10281, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.
Voting Power; Record Date
As a stockholder of Monocle, you have a right to vote on certain matters affecting Monocle. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of Monocle Common Stock at the close of business on September 28, 2020, which is the record date for the Special Meeting. You are entitled to one vote for each share of Monocle Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 22,280,000 shares of Monocle Common Stock outstanding, of which 17,250,000 are public shares and 5,030,000 are Founder Shares and private shares held by our Initial Stockholders.
Proposals at the Special Meeting
At the Special Meeting, Monocle Stockholders will vote on the following proposals:
1.   Business Combination Proposal – To consider and vote upon a proposal to approve and adopt the Amended and Restated Merger Agreement, dated as of September 8, 2020, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the Business Combination;
2.   Nasdaq Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance by NewCo, as successor to Monocle, of NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of issued and outstanding Monocle Common Stock immediately prior to the issuance;
3.   Incentive Plan Proposal – To consider and vote upon a proposal to approve the Incentive Plan, which is an incentive compensation plan for the directors, officers, employees, consultants, and advisors of NewCo and its subsidiaries, including AerSale, a copy of which is attached to this proxy statement/prospectus as Annex B;
4.    Employee Purchase Plan Proposal – To consider and vote upon a proposal to approve the 2020 Employee Stock Purchase Plan, which is an incentive compensation plan for employees of NewCo and its subsidiaries, including AerSale, a copy of which is attached as Annex C to this proxy statement/prospectus; and

5.   Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal or the Nasdaq Proposal.
THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU
VOTE “FOR” EACH OF THESE PROPOSALS.
Vote of Monocle’s Sponsor, Directors and Officers
Prior to our IPO, we entered into agreements with our Initial Stockholders and other of our current directors and officers, pursuant to which each agreed to vote any shares of Monocle Common Stock owned by them in favor of an initial business combination. These agreements apply to our Initial Stockholders, including our Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals presented to our stockholders in this proxy statement/prospectus.
Our Initial Stockholders, other current directors and officers have waived any redemption rights, including with respect to shares of Monocle Common Stock purchased in our IPO or in the aftermarket, in connection with Business Combination. The Founder Shares and private shares held by our Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021). However, our Initial Stockholders are entitled to redemption rights upon our liquidation with respect to any public shares they may own.
Quorum and Required Vote for Proposals for the Special Meeting
A quorum of Monocle Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Monocle Common Stock outstanding is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote at the Special Meeting of the holders of a majority of the outstanding shares of Monocle Common Stock. A stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote against the Business Combination Proposal. Our Initial Stockholders have agreed to vote their Founder Shares and any public shares purchased during or after the IPO in favor of the Business Combination Proposal.
Approval of the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have no effect on the outcome of any vote on the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal or the Adjournment Proposal.
The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. The Incentive Plan Proposal and the Employee Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal or the Nasdaq Proposal does not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Recommendation to Stockholders
The Monocle Board believes that each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of Monocle and our stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.
When you consider the recommendation of the Monocle Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of the Monocle Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:
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the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

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the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;

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the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

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the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, each of which consist of one private share and one private warrant, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

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the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;

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in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;
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the anticipated continuation of certain of our existing directors as directors of the post-combination company;

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the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

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the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

Broker Non-Votes and Abstentions
Abstentions and broker non-votes are considered present for the purposes of establishing a quorum.
Assuming a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have (i) the same effect as a vote against the Business Combination Proposal and (ii) no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal or the Adjournment Proposal.
In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals to be voted on at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.
Voting Your Shares — Stockholders of Record
If you are a stockholder of record, you may vote by mail or in person at the Special Meeting. Each share of Monocle Common Stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of Monocle Common Stock that you own.
Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Monocle Common Stock will be voted as recommended by the Monocle Board. The Monocle Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Employee Purchase Plan Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 9:00 a.m., Eastern Time, on November 4, 2020.

Voting in Person at the Meeting. If you attend the Special Meeting and plan to vote in person, we will provide you with a ballot at the Special Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you will need to bring to the Special Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Monocle Common Stock.
Voting Your Shares — Beneficial Owners
If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “Attending the Special Meeting” below for more details.
Attending the Special Meeting
Only stockholders on the record date or their legal proxy holders may attend the Special Meeting. To be admitted to the Special Meeting, you will need a form of photo identification and valid proof of ownership of Monocle Common Stock or a valid legal proxy. If you have a legal proxy from a stockholder of record, you must bring a form of photo identification and the legal proxy to the Special Meeting. If you have a legal proxy from a “street name” stockholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” stockholder that is assignable, and the legal proxy from the “street name” stockholder to you. Stockholders may appoint only one proxy holder to attend on their behalf.
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify Monocle’s Secretary in writing to Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, New York 10022, before the Special Meeting that you have revoked your proxy; or

•
you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters
The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Purchase Plan Proposal and the Adjournment Proposal.
Who Can Answer Your Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Monocle Common Stock, you may call Morrow Sodali LLC, our proxy solicitor, at:

Morrow Sodali LLC
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: MNCL.info@investor.morrowsodali.com
Redemption Rights
Pursuant to the Monocle Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing of the Business Combination, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of June 30, 2020, the estimated per share redemption price would have been approximately $10.265.
In order to exercise your redemption rights, you must:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to the Transfer Agent that Monocle redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

The Transfer Agent’s address is as follows:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com
Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks.
Stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.
Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote on the proposal to approve the Business Combination at the Special Meeting or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.
Holders of outstanding units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

If you hold units registered in your own name, you must deliver the certificate for such units to the Transfer Agent with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units.
If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to our Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
Each redemption of public shares by our public stockholders will reduce the amount in our Trust Account, which held cash and marketable securities with a fair value of approximately $177 million as of June 30, 2020. In no event will we redeem shares of Monocle Common Stock in an amount that would cause our net tangible assets to be less than $5,000,001.
Prior to exercising redemption rights, stockholders should verify the market price of Monocle Common Stock as they may receive higher proceeds from the sale of their Monocle Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Monocle Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Monocle Common Stock when you wish to sell your shares.
If you exercise your redemption rights, your shares of Monocle Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the Business Combination is not approved and we do not consummate an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless.
Appraisal Rights
Appraisal rights are not available to holders of shares of Monocle Common Stock in connection with the Business Combination.
Proxy Solicitation Costs
Monocle is soliciting proxies on behalf of the Monocle Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Monocle has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Special Meeting. Monocle and its directors, officers and employees may also solicit proxies in person. Monocle will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Monocle will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Monocle will pay Morrow Sodali LLC a fee of $22,500, plus disbursements, reimburse Morrow Sodali LLC for its reasonable out-of-pocket expenses and indemnify Morrow Sodali LLC and its Affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to our stockholders. Directors, officers and employees of Monocle who solicit proxies will not be paid any additional compensation for soliciting proxies.
Extension Proxy
We have filed a separate proxy statement with the SEC in connection with a special meeting of the stockholders, to be held on November 6, 2020, in the case that the special meeting described in this proxy has not occurred by November 4, 2020, for the sole purpose of considering and voting upon proposals to amend our current certificate of incorporation to extend the date by which we must complete a business combination to February 11, 2021, which we refer to as the “Extension Proxy Vote”. The purpose of the Extension Proxy Vote is to allow us more time, if required, to satisfy the closing conditions and complete the Business Combination in accordance with the terms of the Amended and Restated Merger Agreement, which may entail arrangements with new or existing shareholders, the occurrence of which Monocle anticipates announcing by filing Current Reports on Form 8-K or making other public disclosures as required by applicable law. If the Extension Proxy Vote is not approved and our initial business combination is not consummated by November 11, 2020 we will: (i) cease all operations except for the purpose of winding up our business; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of our public shares, in consideration of a per-share price, payable in cash, equal to quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable and less up to $100,000 to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable Law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Monocle Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable Law.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting, Monocle will be treated as the “acquired” company for financial reporting purposes. The determination that AerSale is the “acquiring” company for financial reporting purposes is primarily based on AerSale shareholders comprising a majority of the voting power of the combined company, AerSale senior management comprising all of the senior management of the combined company, a former AerSale shareholder having the largest voting interest in the combined company by a significant amount, AerSale’s operations comprising the ongoing operations of the combined company, one former AerSale shareholder having the ability to designate four directors to the combined company’s board and two former AerSale shareholders being nominated to the combined company’s board (which such six directors is more than Monocle has the ability to designate), and AerSale assets constituting the majority of the assets of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AerSale issuing stock for the net assets of Monocle, accompanied by a recapitalization. In accordance with U.S. GAAP, the net assets of Monocle will be stated at historical cost, with no goodwill or other intangible assets recorded as the transaction represents a “reverse merger”. Operations prior to the Business Combination will be those of AerSale.
Introduction
Monocle is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.
The unaudited pro forma condensed combined balance sheet as of June 30, 2020 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the twelve months ended December 31, 2019 gives pro forma effect to the Business Combination as if it had occurred as of January 1, 2019. This information should be read together with AerSale’s and Monocle’s audited and unaudited financial statements and related notes, “AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Monocle Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of June 30, 2020 has been prepared using the following:
•
AerSale unaudited historical condensed consolidated balance sheet as of June 30, 2020, as included elsewhere in this proxy statement/prospectus;

•
Monocle unaudited historical condensed balance sheet as of June 30, 2020, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 has been prepared using the following:
•
AerSale unaudited historical condensed consolidated statement of operations for the six months ended June 30, 2020, as included elsewhere in this proxy statement/prospectus;

•
Monocle unaudited historical condensed statement of operations for the six months ended June 30, 2020, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2019 has been prepared using the following:
•
AerSale audited historical condensed consolidated statement of operations for the twelve months ended December 31, 2019, as included elsewhere in this proxy statement/prospectus;

•
Monocle audited historical condensed statement of operations for the twelve months ended December 31, 2019, as included elsewhere in this proxy statement/prospectus.

Description of the Business Combination
Pursuant to the Amended and Restated Merger Agreement, the consideration to be paid to the AerSale Stockholders and SAR Holders in the Business Combination will consist of (i) the Aggregate Common Stock Consideration and (ii) the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6.
Accounting Treatment of the Business Combination
The historical financial information has been adjusted in these unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the post-combination company.
Basis of Pro Forma Presentation
The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.
These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information.
NewCo will likely incur additional costs in order to satisfy its obligations as a fully reporting public company as it transitions from an emerging growth company status; however, no estimate has been reflected as an adjustment to the unaudited pro forma statements of operations. In addition, Monocle anticipates adoption of various stock compensation plans or programs that are typical for employees, officers and directors of public companies. No adjustment to the unaudited pro forma statement of operations has been made for these items as they are not factually supportable at this time.
The unaudited pro forma condensed combined financial statements have been prepared using two different levels of redemptions of public shares:
•
Scenario 1 – Assuming No Redemption: This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the funds held in the Trust Account. The $177 million that is held in trust as of June 30, 2020, will be used to satisfy the Aggregate Cash Consideration due to the AerSale Stockholders and SAR Holders and to fund the ongoing operations of AerSale following the consummation of the Business Combination.

•
Scenario 2 – Assuming Redemption of 57.6%, or 9,943,711, public shares held by public stockholders: This presentation reflects the percentage of redeemable shares that can be redeemed using only cash available on the pro forma combined balance sheets and committed financing as of the date of this filing. It does not take into account cash flow available from operations between this filing and the closing of the transaction. The cash not used for the redeemed shares will be used to satisfy the Aggregate Cash Consideration due to the AerSale Stockholders and SAR Holders and to fund the ongoing operations of AerSale following the consummation of the Business Combination.
These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information.

AerSale Corp.
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
	AerSale Corp. Balance Sheet as of June 30, 2020	Monocle Acquisition Corp. Balance Sheet as of June 30, 2020		Pro Forma Adjustments (Assuming No Redemptions)	June 30, 2020 Proforma Combined (Assuming No Redemptions)		Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	June 30, 2020 Proforma Combined (Assuming Maximum Redemptions)
	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$37,210,079	149,321	[A]	177,073,484	113,188,794	[J]	(102,073,484)	72,359,400
			[B]	(560,056)		[K]	61,244,090
			[B]	(24,439,944)			—
			[C]	(76,244,090)
Accounts receivable, net	38,214,225				38,214,225			38,214,225
Inventory:
Aircraft, airframes, engines, and parts	43,862,459				43,862,459			43,862,459
Advance vendor payments	2,007,262				2,007,262			2,007,262
Deposits, prepaid expenses, and other current assets	6,340,696	160,737	[B]	(160,737)	6,340,696			6,340,696
Due from related party	952,134				952,134			952,134
Total current assets	$128,586,855	310,058		75,668,657	204,565,570		(40,829,394)	163,736,176
Fixed assets:
Aircraft and engines held for lease, net	94,754,406				94,754,406			94,754,406
Property and equipment, net	7,652,035				7,652,035			7,652,035
Inventory:
Aircraft, airframes, engines, and parts	42,172,138				42,172,138			42,172,138
Deferred income tax asset, net	6,718,069				6,718,069			6,718,069
Deferred financing costs, net	702,482				702,482			702,482
Deferred customer incentives and other assets, net	277,946				277,946			277,946
Goodwill	19,860,168				19,860,168			19,860,168
Intangible asset	29,434,767				29,434,767			29,434,767
Due from related party	5,449,739				5,449,739			5,449,739
Cash and marketable securities held in Trust Account	—	177,073,484	[A]	(177,073,484)	—			—
Total Assets	$335,608,605	177,383,542		(101,404,827)	411,587,320		(40,829,394)	370,757,926

	AerSale Corp. Balance Sheet as of June 30, 2020	Monocle Acquisition Corp. Balance Sheet as of June 30, 2020		Pro Forma Adjustments (Assuming No Redemptions)	June 30, 2020 Proforma Combined (Assuming No Redemptions)		Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	June 30, 2020 Proforma Combined (Assuming Maximum Redemptions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	15,722,591				15,722,591			15,722,591
Accrued expenses	10,843,930	570,793	[B]	(570,793)	10,843,930			10,843,930
Promissory note — related party	—	150,000	[B]	(150,000)	—			—
Income tax payable	—	—			—			—
Lessee and customer purchase deposits	7,626,921				7,626,921			7,626,921
Deferred revenue	6,558,192				6,558,192			6,558,192
Total current liabilities	$40,751,634	720,793		(720,793)	40,751,634		—	40,751,634
Long-term lease deposits	3,425,618				3,425,618			3,425,618
Maintenance deposit payments and other liabilities	4,325,405				4,325,405			4,325,405
								—
COMMITMENTS AND CONTINGENCIES					—			—
Common stock subject to possible redemption	—	171,662,741	[E]	(171,662,741)	—			—
STOCKHOLDERS’ EQUITY:
Preferred stock	2,000		[D]	(2,000)	—			—
NewCo common stock	—	—	[F]	243,218,738	319,199,953	[J]	(102,073,484)	278,370,559
			[F]	4,022,630		[K]	61,244,690	—
			[E]	171,662,741
			[C]	(76,244,090)			—
			[G]	500
			[H]	528
			[D]	2,000
			[B]	(24,439,944)
			[I]	976,850
Common stock	500	528	[G]	(500)	—
			[H]	(528)
Additional paid-in capital	243,218,738	4,022,630	[F]	(243,218,738)	—
			[F]	(4,022,630)
Retained earnings	43,884,710	976,850	[I]	(976,850)	43,884,710			43,884,710
Total stockholders’ equity	287,105,948	5,000,008		70,978,707	363,084,663		(40,829,394)	322,255,269
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$335,608,605	177,383,542		(101,404,827)	411,587,320		(40,829,394)	370,757,926

Notes:
[A]
Reflects the reclassification of cash and cash equivalents outside the Trust Account that becomes available in connection with the Business Combination.

[B]
Reflects adjustments related to the payment of anticipated transaction expenses by Monocle, including, but not limited to, promissory note, advisory fees, legal fees and registration fees. This adjustment includes a reduction to accrued expenses or prepaid expenses for any previously incurred or prepaid transaction costs that are in connection with the consummation of the Business Combination, and netted with the anticipated total Closing costs of $25 million.

[C]
Reflects $76.2 million Aggregate Cash Consideration to be paid to existing AerSale Stockholders and SAR Holders in exchange for their ownership shares of AerSale.

[D]
Represents the re-capitalization of shares of AerSale Preferred Stock to shares of NewCo Common Stock.

[E]
Reflects the reclassification of Monocle Common Stock subject to possible redemption to permanent equity assuming no redemptions.

[F]
Represents the classification of additional paid-in capital and shares NewCo Common Stock.

[G]
Represents the re-capitalization of shares of AerSale Common Stock to shares of NewCo Common Stock.

[H]
Reflects the re-capitalization of Monocle Common Stock to shares of NewCo Common Stock.

[I]
Reflects the re-capitalization of Monocle’s retained earnings to shares of NewCo Common Stock.

[J]
Reflects the withdrawal of funds from the Trust Account and cash on hand to fund redemption of 9,943,711 shares of Monocle Common Stock at approximately $10.265 per share as of June 30, 2020. The amount of approximately $10.625 per share utilized in the above computation is derived from $177.1 million in the Trust Account as of June 30, 2020 divided by 17,250,000 shares of Monocle Common Stock per the capitalization table herein (see “Unaudited Pro Forma Condensed Combined Financial Statements” for further information on this calculation).

[K]
Reflects the reduction in Aggregate Cash Consideration to be paid to AerSale Stockholders assuming maximum redemption of Monocle Common Stock.

AerSale Corp.
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
	AerSale Corp. Statement of Operations For the six months ended June 30, 2020	Monocle Acquisition Corp. Statement of Operations For the six months ended June 30, 2020		Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2020 (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2020 (Assuming Maximum Redemptions)
	(Historical)	(Historical)
Revenue:
Products	27,804,122				27,804,122		27,804,122
Leasing	27,009,765				27,009,765		27,009,765
Services	47,676,990				47,676,990		47,676,990
Total net revenue	102,490,877				102,490,877	—	102,490,877
Cost of sales and operating expenses:
Cost of products	34,549,580				34,549,580		34,549,580
Cost of leasing	16,243,122				16,243,122		16,243,122
Cost of services	38,540,363				38,540,363		38,540,363
Total cost of sales	89,333,065				89,333,065	—	89,333,065
Gross profit	13,157,812				13,157,812	—	13,157,812
Selling, general, and administrative expenses	27,236,858	645,287	[AA]	(645,287)	27,236,858		27,236,858
CARES Act proceeds	(6,346,351)				(6,346,351)		(6,346,351)
Transaction expenses	214,896		[BB]	(214,896)	—		—
Loss from operations	(7,947,591)	(645,287)		860,183	(7,732,695)	—	(7,732,695)
Other income (expenses):
Interest income (expense), net	(1,040,045)	807,921	[AA]	(807,921)	(1,040,045)	—	(1,040,045)
Other income (expenses), net	151,560				151,560		151,560
Total other expenses	(888,485)	807,921		(807,921)	(888,485)	—	(888,485)
Loss from operations before income tax provision	(8,836,076)	162,634		52,262	(8,621,180)	—	(8,621,180)
Income tax (expense) benefit	1,956,659	(148,843)		(13,695)	1,794,121	—	1,794,121
Net loss	(6,879,417)	13,791		38,567	(6,827,059)	—	(6,827,059)

	AerSale Corp. Statement of Operations For the six months ended June 30, 2020	Monocle Acquisition Corp. Statement of Operations For the six months ended June 30, 2020		Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2020 (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2020 (Assuming Maximum Redemptions)
Dividends attributable to preferred stockholders	12,843,151	—	[CC]	(12,843,151)	—	—	—
Net (loss) income from operations attributable to AerSale Corp. common stockholders	(19,722,568)	13,791		12,881,718	(6,827,059)	—	(6,827,059)
(Loss) earnings per share — basic and diluted:
Net (loss) earnings per share from operations	(394.45)	(0.11)	[DD]		(0.16)	—	(0.18)

Notes:
[AA]
Reflects the elimination of Monocle’s historical operation costs and interest income on the trust account and related tax impact that would not have been incurred had the Business Combination been consummated on January 1, 2019. The effective tax rate assumed for both Monocle and AerSale is 26.2%. Operating expenses during 2020 not related to the Business Combination were insignificant.

[BB]
Elimination of transaction expenses related to the Business Combination incurred in the period ended June 30, 2020

[CC]
Reflects the elimination of the Dividends from the AerSale Preferred Stock.

[DD]
Represents 42,489,968 weighted average shares in the No Redemptions scenario and 38,670,665 weighted average shares in the Maximum Redemptions scenario. The weighted average shares in the No Redemptions scenario represents 17,250,000 shares currently owned by Monocle public stockholders, 1,364,375 shares currently owned by Initial Stockholders and Cowen plus 23,875,593 shares to be issued to existing AerSale shareholders. The weighted average shares in the Maximum Redemptions scenario represents 7,306,289 shares currently owned by Monocle public shareholders, 1,364,375 shares currently owned by the Initial Stockholders and Cowen, plus 30,000,000 shares to be issued to existing AerSale shareholders. All shares are assumed to have been issued on January 1, 2019.

AerSale Corp.
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
	AerSale Corp. Statement of Operations For the year ended December 31, 2019	Monocle Acquisition Corp. Statement of Operations For the year ended December 31, 2019		Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2019 (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2019 (Assuming Maximum Redemptions)
Revenue:
Products	170,566,047				170,566,047		170,566,047
Leasing	64,245,884				64,245,884		64,245,884
Services	69,389,272				69,389,272		69,389,272
Total net revenue	304,201,203				304,201,203	—	304,201,203
Cost of sales and operating expenses:
Cost of products	131,671,553				131,671,553		131,671,553
Cost of leasing	29,217,035				29,217,035		29,217,035
Cost of services	58,263,856				58,263,856		58,263,856
Total cost of sales	219,152,444				219,152,444	—	219,152,444
Gross profit	85,048,759				85,048,759	—	85,048,759
Selling, general, and administrative expenses	59,813,607	1,573,512	[AA]	(1,573,512)	59,813,607		59,813,607
Transaction expenses	3,176,797		[BB]	(3,176,797)	—		—
Income from operations	22,058,355	(1,573,512)		4,750,309	25,235,152	—	25,235,152
Other income (expenses):
Interest income (expense), net	(3,006,663)	3,164,817	[AA]	(3,164,817)	(3,006,663)		(3,006,663)
Other income (expenses), net	611,109				611,109		611,109
Total other (expenses) income	(2,395,554)	3,164,817		(3,164,817)	(2,395,554)	—	(2,395,554)

	AerSale Corp. Statement of Operations For the year ended December 31, 2019	Monocle Acquisition Corp. Statement of Operations For the year ended December 31, 2019		Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2019 (Assuming No Redemptions)		Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2019 (Assuming Maximum Redemptions)
Income from operations before income tax provision	19,662,801	1,591,305		1,585,492	22,839,598		—	22,839,598
Income tax (expense) benefit	(4,163,663)	(627,795)		(415,478)	(5,206,936)		—	(5,206,936)
Net income from operations	15,499,138	963,510		1,170,014	17,632,662		—	17,632,662
Net income (loss) attributable to AerSale Corp.	15,499,138	963,510		1,170,014	17,632,662		—	17,632,662
Dividends attributable to preferred stockholders	34,632,836	—	[CC]	(34,632,836)	—			—
Net (loss) income from operations attributable to AerSale Corp. common shareholders	(19,133,698)	963,510		35,802,850	17,632,662			17,632,662
(Loss) earnings per share — basic and diluted:
Net (loss) earnings per share from operations	(382.67)	(0.28)	[DD]		0.41	[DD]		0.45

Notes:
[AA]
Reflects the elimination of Monocle’s historical operation costs and interest income on the trust account and related tax impact that would not have been incurred had the Business Combination been consummated on January 1, 2019. The effective tax rate assumed for both Monocle and AerSale is 26.2%. Operating expenses during 2019 not related to the Business Combination were insignificant.

[BB]
Elimination of transaction expenses related to the Business Combination incurred in the year ended December 31, 2019.

[CC]
Reflects the elimination of the Dividends from the AerSale Preferred Stock.

[DD]
Represents 42,489,968 weighted average shares in the No Redemptions scenario and 38,670,665 weighted average shares in the Maximum Redemptions scenario. The weighted average shares in the No Redemptions scenario represents 17,250,000 shares currently owned by Monocle public stockholders, 1,364,375 shares currently owned by Initial Stockholders and Cowen 23,875,593 shares to be issued to existing AerSale Shareholder. The weighted average shares in the Maximum Redemptions scenario represents 7,306,289 shares currently owned by Monocle public stockholders, 1,364,375 shares currently owned by Initial Stockholders and Cowen, plus 30,000,000 shares to be issued to existing AerSale Shareholders. All shares are assumed to have been issued on January 1, 2019.

CAPITALIZATION
The following table sets forth:
•
the capitalization of each of Monocle and AerSale on an audited, historical basis as of June 30, 2020; and

•
the capitalization of NewCo on a pro forma basis as of June 30, 2020, after giving effect to the Business Combination and assuming (i) that no shares of Monocle Common Stock are redeemed and (ii) that 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, are redeemed, which is the maximum number of shares redeemable that would permit the closing condition in the Amended and Restated Merger Agreement related to the Available Closing Cash Amount to be satisifed.

Please refer to the historical financial statements of Monocle and AerSale as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
	June 30, 2020
	Historical		Pro Forma
	Monocle	AerSale	Assuming No Redemption	Assuming Max Redemption
Cash and cash equivalents	$149,321	$37,210,079	$113,188,794	$72,359,400
Investment held in trust	177,073,484	–	–	–
	$177,222,805	$37,210,079	$113,188,794	$72,359,400
Monocle Common Stock, subject to possible redemption	171,662,741	–	–	–
AerSale Preferred Stock	–	2,000	–	–
Stockholders’ equity	5,000,008	287,103,948	363,084,663	322,255,269
Total stockholders’ and owners’ equity	$176,662,749	$287,105,948	$363,084,663	$322,255,269
Total capitalization	$176,662,749	$287,105,948	$363,084,663	$322,255,269

THE BUSINESS COMBINATION PROPOSAL
We are asking our stockholders to approve and adopt the Amended and Restated Merger Agreement and approve the Business Combination. Our stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Amended and Restated Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Amended and Restated Merger Agreement” below, for additional information and a summary of certain terms of the Amended and Restated Merger Agreement. You are urged to read carefully the Amended and Restated Merger Agreement in its entirety before voting on this proposal.
We may consummate the Business Combination only if a majority of the outstanding shares of Monocle Common Stock at the Special Meeting are voted in favor of the Business Combination.
The Amended and Restated Merger Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Amended and Restated Merger Agreement, but does not purport to describe all of the terms of the Amended and Restated Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Amended and Restated Merger Agreement, which is attached as Annex A hereto. You are urged to read the Amended and Restated Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Amended and Restated Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Amended and Restated Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Amended and Restated Merger Agreement. The representations, warranties and covenants in the Amended and Restated Merger Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Schedules contain information that is material to an investment decision.
General Description of the Amended and Restated Merger Agreement
On September 8, 2020, Monocle, NewCo, AerSale, Merger Sub 1, Merger Sub 2 and Leonard Green & Partners, L.P., solely in its capacity as the Holder Representative, entered into the Amended and Restated Merger Agreement, pursuant to which (a) Merger Sub 1 will be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”).
Conversion of Monocle Stock
Immediately prior to the effective time of the First Merger, each Monocle unit that is issued and outstanding shall be automatically detached and the holder thereof shall be deemed to hold one share of Monocle Common Stock and one Monocle Warrant.
At the effective time of the First Merger, each share of Monocle Common Stock that is issued and outstanding immediately prior to the effective time of the First Merger (including all shares of Monocle Common Stock issued and outstanding as a result of the automatic detachment of Monocle units but excluding all shares of Monocle Common Stock redeemed for cash under the terms of the Monocle Charter) will thereupon be converted into and become the right to receive one share of NewCo Common Stock.

At the effective time of the First Merger, each outstanding Monocle Warrant that is outstanding and unexercised immediately prior to the effective time of the First Merger (including all Monocle Warrants outstanding and unexercised as a result of the automatic detachment of Monocle units) will thereupon be converted into and become right to receive a NewCo Warrant.
At the effective time of the First Merger, each share of common stock of Merger Sub 1 that is issued and outstanding immediately prior to the effective time of the First Merger will be converted into one share of Monocle Common Stock.
Conversion of AerSale Capital Stock and SARs
At the effective time of the Second Merger, each share of AerSale Preferred Stock that is issued and outstanding immediately prior to the effective time of the Second Merger will thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration (as described below).
At the effective time of the Second Merger, each share of AerSale Common Stock that is issued and outstanding immediately prior to the effective time of the Second Merger will thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration (as described below) and a contingent right to receive a portion of the Earnout Shares (as described below).
At the effective time of the Second Merger, each In-the-Money SAR will be converted into the right to receive the applicable portion of the Merger Consideration (as described below) and a contingent right to receive a portion of the Earnout Shares (as described below).
At the effective time of the Second Merger, each Out-of-the-Money SAR will terminate and be forfeited for no consideration.
Consideration Paid to Pre-Closing Holders of AerSale Capital Stock and In-The-Money SARs
Pursuant to the Amended and Restated Merger Agreement, the AerSale Stockholders, together with holders of In-the-Money SARs, will receive aggregate consideration equal to $315 million (or up to approximately $317 million in the event there are any Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock as described below. As further described below, AerSale Stockholders and holders of In-the-Money SARs will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, with 1,500,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days (the ‘‘Minimum Target’’), and the remaining 1,500,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days (the ‘‘Maximum Target’’), in each case prior to the fifth anniversary of the Closing.
The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6.
The mix of Aggregate Cash Consideration and Aggregate Common Stock Consideration will vary based on the number of shares of Monocle Common Stock that are redeemed pursuant to the Monocle Charter, as shown in the table below:
	No Redemption Scenario	Maximum Redemption Scenario(1)
Aggregate Cash Consideration	$76,224,090	$15,000,000
Aggregate Common Stock Consideration	24,091,218 shares	30,215,625 shares

(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

The AerSale Stockholders have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holders, an ‘‘Electing Holder’’), in which case the portion of the Aggregate Cash Consideration that would otherwise be payable to the Electing Holders will be divided pro rata to all AerSale Stockholders that do not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement (a “Non-Electing Holder”), or, if all AerSale Stockholders are Electing Holders, the portion of the Aggregate Cash Consideration that would otherwise be payable to the AerSale Stockholders will be paid to NewCo. The Electing Holders will be entitled to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. The Electing Holders are also entitled to a contingent right to receive, on a pro rata basis based on the number of shares of AerSale Common Stock held by all Electing Holders, up to 646,875 additional shares of NewCo Common Stock in the aggregate, , with 323,438 of such shares issued at the Minimum Target and the remaining 323,437 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing.
The Merger Consideration will be allocated among the holders of AerSale Capital Stock and In-The-Money SARs as set forth below and will be payable in accordance with the Amended and Restated Merger Agreement:
•
Each Pre-Closing Holder of AerSale Preferred Stock, to the extent the Pre-Closing Holder is a Non-Electing Holder, shall be entitled to receive in respect of each AerSale Preferred Share held by such holder immediately prior to the effective time of the Second Merger:

■
a portion of the Aggregate Cash Consideration equal to: (i) the Senior Liquidation Preference, multiplied by (ii) a fraction (expressed as a percentage), (A) the numerator of which is the Aggregate Cash Consideration and (B) the denominator of which is $315,000,000 (such percentage, the ‘‘Cash Consideration Percentage’’) (such portion, the “Preferred Cash Consideration”); plus
■
a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at $10 per share) equal to (i) the Senior Liquidation Preference, multiplied by (ii) a percentage equal to (A) 100% minus (B) the Cash Consideration Percentage (the ‘‘Stock Consideration Percentage’’).
•
Each Pre-Closing Holder of AerSale’s In-the-Money SARs shall be entitled to receive in respect of each such SAR held by such holder immediately prior to the effective time of the Second Merger:

■
an amount in cash equal to (i) (A) the fair market value of such SAR, minus (B) the grant date value of such SAR, multiplied by (ii) the Cash Consideration Percentage; plus
■
a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at $10 per share) equal to (i) (A) the fair market value of such SAR, minus (B) the grant date value of such SAR, multiplied by (ii) the Stock Consideration Percentage; plus
■
a contingent right, without interest, to receive a portion of the Earnout Shares.
•
Each Pre-Closing Holder of AerSale Common Stock, to the extent the Pre-Closing Holder is a Non-Electing Holder, will be entitled to receive in respect of each share of AerSale Common Stock held by such holder immediately prior to the effective time of the Second Merger:

■
a portion of the Aggregate Cash Consideration equal to (i) the Aggregate Cash Consideration, minus the sum of (A) the amount of cash paid to the holders of AerSale Preferred Stock, plus (B) the amount of cash paid to the holders of In-the-Money SARs, divided by (ii) the aggregate number of issued and outstanding shares of AerSale Common Stock held by all Pre-Closing Holders immediately prior to the effective time of the Second Merger (the “Aggregate Fully Diluted Shares”); plus
■
a number of shares of NewCo Common Stock equal to (i) the Aggregate Common Stock Consideration, minus the sum of (A) the number of shares of NewCo Common Stock issued to the holders of AerSale Preferred Stock plus (B) the number of shares of NewCo Common Stock issued to the holders of In-the-Money SARs (the “Remaining Stock Consideration”), divided by (ii) Aggregate Fully Diluted Shares; plus
■
a contingent right, without interest, to receive a portion of the Earnout Shares.
•
To the extent that there is at least one Electing Holder and one Non-Electing Holder, the Aggregate Stock Consideration and Aggregate Cash Consideration payable to the AerSale Stockholders described above shall be allocated as follows:

■
The aggregate amount of Preferred Cash Consideration that the Electing Holders would otherwise be entitled to receive in respect of their shares of AerSale Preferred Stock (the “Specified Preferred Cash Consideration”) will be allocated to the Non-Electing Holders pro rata based on the amount of Preferred Cash Consideration payable to all Non-Electing Holders. The aggregate amount of Common Cash Consideration that the Electing Holders would otherwise be entitled to receive in respect of their AerSale Common Stock (the “Specified Common Cash Consideration”) will be allocated to the Non-Electing Holders pro rata based on the amount of Common Cash Consideration payable to all Non-Electing Holders; and
■
A number of shares of NewCo Common Stock that the Non-Electing Holders would otherwise be entitled to receive in respect of their AerSale Preferred Stock equal (i) the Specified Preferred Cash Consideration, divided by (ii) 10, will be allocated to the Electing Holders pro rata based on the amount of Preferred Cash Consideration that would be payable to all Electing Holders if there were no Electing Holders. A number of shares of NewCo Common Stock that the Non-Electing Holders would otherwise be entitled to receive in respect of their AerSale Common Stock equal to (i) the Specified Common Cash Consideration, divided by (ii) 10, will be allocated to the Electing Holders pro rata based on the amount of Common Cash Consideration that would be payable to all Electing Holders if there were no Electing Holders.
•
If all AerSale Stockholders are Electing Holders, then, solely for purposes of determining the applicable Merger Consideration allocable to the AerSale Stockholders, the Aggregate Cash Consideration shall be deemed to be equal to zero dollars, and the Preferred Cash Consideration and the Common Cash Consideration that would otherwise be payable to the AerSale Stockholders in respect of their Preferred Stock and Common Stock shall be payable to NewCo. The foregoing shall not affect the Merger Consideration that is allocable to the SAR Holders as described above.

•
If there is at least one Electing Holder, then the Electing Holders will also receive at the Closing their pro rata portion based on the number of shares of AerSale Common Stock held by all Electing Holders of 215,625 shares of NewCo Common Stock.

•
The Electing Holders shall also receive a contingent right to receive up to an additional 646,875 shares of NewCo Common Stock (the “Election Shares”), in accordance with each Electing Holder’s Common Percentage, subject to the following:

■
On or prior to the fifth anniversary of the Closing, if the closing price per share of NewCo Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days, the Electing Holders will be entitled to receive 50% of the Election Shares in the aggregate; and
■
On or prior to the fifth anniversary of the Closing, if the closing price per share of NewCo Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days, the Electing Holders will be entitled to receive all of the remaining Election Shares not yet issued in the aggregate.
■
The Election Shares will be subject to the same conditions as the Earnout Shares, as described below.
The Earn-Out
In addition to the Aggregate Cash Consideration and Aggregate Common Stock Consideration, the Pre-Closing Holders of AerSale Common Stock and the holders of In-the-Money SARs (collectively, the “Earnout Holders”) will also receive, as additional consideration for their shares of AerSale Common Stock and In-The-Money SARs, a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock, in the aggregate (the ‘‘Earnout Shares’’), subject to the following:
•
Prior to the fifth anniversary of the Closing, if the closing price per share of NewCo Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days, the Earnout Holders will be entitled to receive 50% of the Earnout Shares in the aggregate (the “Minimum Target Earnout Shares”); and

•
Prior to the fifth anniversary of the Closing, if the closing price per share of NewCo Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days, the Earnout Holders will be entitled to receive all of the remaining Earnout Shares not yet issued in the aggregate.

Notwithstanding the foregoing, if a Liquidity Event (as defined in the Amended and Restated Merger Agreement but generally consisting of a merger, reorganization or consolidation that results in any person or group owning more than 50% of the voting power of NewCo, the sale of all or substantially all of NewCo’s assets or a stockholder approved plan of complete liquidation or dissolution) is consummated prior to the fifth anniversary of the Closing, all Earnout Shares that have not yet been issued shall be issued, subject to the following:
•
If the Liquidity Event Consideration (as defined in the Amended and Restated Merger Agreement) is greater than $13.50 per share, all of the Minimum Target Earnout Shares will be deemed issued and outstanding; and

•
If the Liquidity Event Consideration is greater than $15.00 per share, all of the remaining Earnout Shares not yet issued will be deemed issued and outstanding.

The Closing and Effective Time of the Business Combination
The Closing is expected to take place at 10:00 a.m. (New York time) on the date which is three business days after the date on which all closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Monocle and AerSale may mutually agree. The Closing shall in no event occur earlier than (x) the date that is 30 calendar days after the date of the Amended and Restated Merger Agreement or (y) such earlier date as may be specified by Monocle to AerSale upon not less than two business days’ prior written notice.

Representations and Warranties
Under the Amended and Restated Merger Agreement, AerSale made customary representations and warranties relating to: corporate organization; subsidiaries; due authorization; no conflicts; governmental approvals and third-party consents; capitalization of AerSale and its subsidiaries; financial statements; undisclosed liabilities; litigation and proceedings; compliance with Laws; product warranty and compliance with aviation regulations; contracts and no defaults; benefit plans; labor matters; taxes; brokers’ fees; insurance; real property and title to and sufficiency of assets; environmental matters; absence of changes; Affiliate agreements; intellectual property; required permits; top customers and vendors; anti-corruption; sanctions and trade control; transaction expenses; no outside reliance; and information provided for this registration statement and proxy statement. AerSale also made representations regarding AerLine Holdings, Inc., an entity that is owned by the Chairman and Executive Vice Chairman of AerSale and that was consolidated into the AerSale financial statements until August 31, 2018 as a variable interest entity, and its financial statements and undisclosed liabilities.
Under the Amended and Restated Merger Agreement, Monocle made customary representations and warranties relating to: corporate organization; due authorization; no conflict; litigation and proceedings; governmental approvals and third-party consents; capitalization of Monocle and NewCo; business activities; SEC filings and internal controls; NASDAQ listing; information provided for this registration statement and proxy statement; financial ability; brokers’ fees; solvency of the surviving corporation after the Second Merger; the Trust Account; transaction expenses; no outside reliance; and acquisition of interests for investment.
Covenants of the Parties
Covenants of AerSale
AerSale made certain covenants under the Amended and Restated Merger Agreement, including, among others, the following:
•
From the date of the Amended and Restated Merger Agreement through the Closing, AerSale will, and will cause its subsidiaries to, except as expressly required by the Amended and Restated Merger Agreement, as consented to by Monocle in writing (which consent will not be unreasonably conditioned, withheld or delayed), as required by Law or as set forth on the schedules to the Amended and Restated Merger Agreement, continue to operate its business in the ordinary course, including using reasonable best efforts to preserve its business, maintain the services of its officers and key employees and its existing business relationships (to the extent the maintenance of such relationships continues to be in the best interests of AerSale and its subsidiaries). Without limiting the generality of the foregoing, AerSale has agreed that, unless (i) otherwise required by Law, (ii)(A) with respect to the items marked with an asterisk below, prior, to the extent reasonably practicable, or if not reasonably practicable, subsequent, notice to Monocle, or (B) as consented to by Monocle (which consent will not be unreasonably conditioned, withheld or delayed) or as set forth on the schedules to the Amended and Restated Merger Agreement, neither it nor its subsidiaries will take the following actions:

■
change, amend or propose to amend the certificate of incorporation, certificate of designation, bylaws or other organizational documents of AerSale or any of its subsidiaries;
■
make or declare any dividend or distribution (whether in the form of cash or other property), except for dividends and distributions by a direct or indirect wholly-owned subsidiary of AerSale to AerSale or any of its direct or indirect wholly-owned subsidiaries;
■
other than in the ordinary course of business, (i) modify, terminate (excluding any expiration in accordance with its terms), waive, or fail to enforce any material right or remedy under any material contract or any lease related to real property, or (ii) enter into any real property lease, sublease or occupancy agreement or any other material contract;*

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except as required by the terms of AerSale benefit plans in effect on the date of the Amended and Restated Merger Agreement, (i) grant any increase in, or accelerate payment of, compensation or benefits to any employee or service provider of AerSale or any of its subsidiaries, other than increases in cash compensation in the ordinary course of business that do not exceed (3%) in the aggregate, (ii) adopt, enter into, terminate, amend, or renew any company benefit plan or labor contract, (iii) pay any bonus or incentive compensation in excess of the amount earned based on actual performance, other than bonuses or incentive compensation payable in the ordinary course of business consistent with past practice (which does not include any “change of control,” transaction or retention bonuses or payments), (iv) grant any new awards, amend the terms of outstanding awards or, other than increases in cash compensation in the ordinary course of business that do not exceed 3% of the aggregate annual pre-tax compensation of all employees of AerSale and its subsidiaries in effect as of the date of the Amended and Restated Merger Agreement, change the compensation opportunity under any company benefit plan, (v) pay any severance in excess of what is legally required, (vi) take any action to fund or secure the payment of any amounts under any company benefit plan, (vii) hire, retain, or terminate (other than for “cause”) any employee or individual consultant with annual cash compensation opportunities in excess of $350,000, or (viii) approve of, or consent to, any action of any Affiliate of AerSale or any of its subsidiaries that would require Monocle’s consent if taken by AerSale or any of its subsidiaries, or agree to reimburse or make whole any such Affiliate for any such action;*
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directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant, redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of AerSale Capital Stock, including any class of common stock or preferred stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares or any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units;
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acquire by merger or consolidation, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than in connection with any acquisition of aircraft, airframes, engines or aircraft or engine parts in the ordinary course of business and not otherwise prohibited by the Amended and Restated Merger Agreement;
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(i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of AerSale or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person, or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than any borrowings or extensions under existing credit agreements entered into by AerSale or any of its subsidiaries, (ii) make any loans, advances or capital contributions to, or investments in, any other person other than another direct or indirect wholly-owned subsidiary of AerSale, (iii) other than in the ordinary course of business consistent with past practice cancel any debts or other amounts owed to AerSale or (iv) commit to do any of the foregoing;*
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make any payment to an Affiliate (other than a subsidiary), except (i) compensation to employees of AerSale or any of its subsidiaries in the ordinary course of business consistent with past practice or (ii) pursuant to certain provisions of an agreement by and between AerSale, AerSale Inc. and LGP, whereby LGP has agreed to provide management services;
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make or change any material tax election, adopt or change any material tax accounting method, settle or compromise any material tax liability, enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax Law), file any amended material tax return, consent to any extension or waiver of the statute of limitations regarding any material amount of taxes, settle or consent to any claim or assessment relating to any material amount of taxes or consent to any waiver of the statute of limitations for any such claim or assessment;*
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assign, transfer, license or abandon any material intellectual property owned by AerSale or any of its subsidiaries or terminate or abandon any license agreement with a third-party involving material intellectual property rights;
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enter into any agreement that restricts the ability of AerSale or any of its subsidiaries to engage or compete in any line of business or that obligates AerSale to grant exclusive or preferential rights or “most favored nation” status to any person, or enter into any agreement that restricts the ability of AerSale or any of its subsidiaries to enter a new line of business;
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enter into, renew or amend any agreement with an Affiliate;
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(i) discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened action that (A) results in any material restriction on AerSale or (B) results in a payment of greater than $200,000 individually or $500,000 in the aggregate, or (ii) waive, release or assign any material claims or rights of AerSale;
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sell, lease, exchange, mortgage, pledge, create any liens (other than Permitted Liens as defined in the Amended and Restated Merger Agreement) on, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise create any liens (other than Permitted Liens) on or dispose of, any assets of AerSale or any of its subsidiaries except for dispositions of or leases of assets in the ordinary course of business;*
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merge or consolidate itself or its subsidiaries with any person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, AerSale or any of its subsidiaries (other than the Second Merger);
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make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of AerSale and its subsidiaries, except insofar as may have been required by a change in U.S. GAAP or Law or to obtain compliance with PCAOB auditing standards;
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write up, write down or write off the book value of any of its assets, other than as may be required by U.S. GAAP;
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permit any insurance policies to be cancelled or terminated without using commercially reasonable efforts to prevent such cancellation or termination;
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other than in the ordinary course of business consistent with past practice, (i) accelerate or delay collection of notes or accounts receivable generated by AerSale or any of its subsidiaries in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; or (ii) delay or accelerate payment of any account payable or other liability of AerSale or any of its subsidiaries beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business;*
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make any commitments for capital expenditures (excluding, for the avoidance of doubt, any expenditures related to the acquisition of whole aircraft, whole engines, airframes or aircraft parts and the maintenance or overhaul thereof) with respect to AerSale which are in excess of $400,000 individually;

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make any commitments for expenditures related to the acquisition of whole aircraft, whole engines or airframes which are in excess of $30 million in the aggregate which amount shall be calculated net of any proceeds received by AerSale or any of its subsidiaries from and after October 31, 2019, subject to certain exceptions; or
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enter into any agreement to do any action prohibited by the above bullet points.
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Notwithstanding the foregoing, any reasonable action taken, or reasonably omitted to be taken, by AerSale or any of its subsidiaries in response to the COVID-19 pandemic (including pursuant to any law, directive, pronouncement or guideline issued by a Governmental Authority related to the COVID-19 pandemic), shall in no event be deemed to constitute a breach of the covenant above; provided that prior to taking, or omitting to take, any such action, the Company shall, to the extent reasonably practicable, notify Monocle of such action (or failure to act) and take into account in good faith any suggestions of Monocle with respect to such action or failure to act.

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From the date of the Amended and Restated Merger Agreement until the Closing Date, AerSale will cause itself and its subsidiaries to afford Monocle and its representatives reasonable access during normal business hours, subject to certain restrictions, in such manner reasonably calculated to minimize disruptions with the normal operation of AerSale and its subsidiaries, to all of their respective properties, books and records, contracts, commitments, customers, vendors and other business relations and officers and employees of AerSale and its subsidiaries.

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In the event that the Closing has not occurred on or prior to December 23, 2020 (the “HSR Deadline”, then in connection with the Business Combination, AerSale will (and, to the extent required, will cause its Affiliates to) comply promptly, but in no event later than five business days after the HSR Deadline with the notification and reporting requirements of the HSR Act and shall use reasonable best efforts to comply with any information or document requests and request early termination of any waiting period under the HSR Act.

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AerSale will cooperate and provide assistance and information as reasonably requested by Monocle in connection with any Equity Financing. Notwithstanding the foregoing, in no event shall AerSale or any of its subsidiaries or the AerSale Stockholders be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining the Equity Financing.

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AerSale will give prompt notice to Monocle of the occurrence or non-occurrence of any event that could reasonably be expected to cause any closing condition not to be satisfied, any notice or other communication from a third person alleging that the consent may be required in connection with the Business Combination, or any information or knowledge obtained by AerSale that could reasonably be expected to materially affect AerSale’s current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period. AerSale has also agreed to provide ongoing financial statements and a standard monthly reporting package.

Covenants of the Monocle Parties
The Monocle Parties made certain covenants under the Amended and Restated Merger Agreement, including, among others, the following:
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From the date of the Amended and Restated Merger Agreement until the Closing Date, except as contemplated by the Agreement, as required by Law or as consented to by AerSale in writing (which consent will not be unreasonably conditioned, withheld or delayed), Monocle will not, and Monocle will cause the other Monocle Parties and Parent not to:

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change, amend or propose to amend (i) the Monocle governing documents or the certificate of incorporation, bylaws or other organizational documents of any Monocle Party or Parent or (ii) the Trust Agreement or any other agreement related to the Trust Agreement;

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make or declare any dividend or distribution (whether in the form of cash or other property);
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other than any Monocle Share Redemption, directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of any Monocle Party or Parent, including any class of common stock or preferred stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares or any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units, including in connection with any equity financing of any Monocle Party or Parent;
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create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other person;
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merge or consolidate itself with any person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Monocle (other than the Business Combination);
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discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened material action; or
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enter into any agreement to do any action prohibited under the above bullet points.
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If the Closing does not occur on or prior to the HSR Deadline, then in connection with the Business Combination, Monocle will (and, to the extent required, will cause its Affiliates to) comply promptly, but in no event later than five business days after the HSR Deadline. Monocle will use its reasonable best efforts to comply with any information or document requests.

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Monocle will request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any action brought by a Regulatory Consent Authority or any other Governmental Authority or person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Business Combination and (iii) if any such Governmental Order is issued in any such action, cause such Governmental Order to be lifted as soon as practicable, but in any event at such time as is necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date.

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Monocle and AerSale will, and will cause each of their respective subsidiaries to, cooperate with each other and with the Regulatory Consent Authorities and other Governmental Authorities, shall use (and shall cause their respective Affiliates to cooperate and use) reasonable best efforts and shall take any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or other Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by the Amended and Restated Merger Agreement (including the Business Combination).

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Each of Monocle and AerSale will promptly furnish to the other party and the Holder Representative copies of any notices or written communications received by Monocle or AerSale, as applicable, or any of its Affiliates from any third-party or any Governmental Authority with respect to the Business Combination, and shall permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications by Monocle or AerSale, as applicable, and/or its Affiliates to any third-party or Governmental Authority concerning the Business Combination;

provided, that Monocle shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the Business Combination without the written consent of AerSale (such consent not to be unreasonably withheld, conditioned or delayed). Monocle agrees to provide AerSale, the Holder Representative and its counsel the opportunity, on reasonable advance notice and, to the extent practicable, to participate in any meetings or discussions, either in person or by telephone, between Monocle and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
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Monocle will be solely responsible for and pay all filing fees payable to the Regulatory Consent Authorities in connection with the Business Combination.

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Monocle shall not, and shall cause its Affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, subsidiary or other portion thereof, if such action would reasonably be expected to: (i) materially increase the risk of any Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Business Combination; (ii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise; (iii) materially delay the satisfaction of the Closing conditions; or (iv) otherwise prevent or delay the consummation of the Business Combination.

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Each of the Monocle Parties may take, or cause to be taken, such actions and do, or cause to be done, such things that, in Monocle’s reasonable determination, are necessary, proper or advisable to arrange and obtain an Equity Financing on terms and conditions reasonably satisfactory to Monocle and the Holder Representative, including (i) negotiating and entering into an Equity Commitment Letter and definitive financing agreements with respect to such Equity Financing so that such definitive financing agreements are in effect not later than at Closing and (ii) arranging and obtaining the proceeds of such Equity Financing at or before the Closing.Notwithstanding the foregoing, in no event shall Monocle be obligated to obtain any Equity Financing nor shall Monocle or any of its Subsidiaries or stockholders be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any Equity Financing.

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From and after the Closing and to the extent consistent with all applicable Laws, Monocle will make or cause to be made available to the Holder Representative all books, records and documents of AerSale and each of its subsidiaries during regular business hours as may be reasonably necessary solely for (i) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any action involving AerSale Stockholders (other than any action against Monocle or any of its Affiliates, including AerSale and its subsidiaries, that relates to the subject matter hereof), or (ii) preparing and delivering any accounting or other statement provided for under the Amended and Restated Merger Agreement.

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From the date of the Amended and Restated Merger Agreement through the Closing, Monocle will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

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From the date of the Amended and Restated Merger Agreement through the Closing, Monocle shall take reasonable efforts to ensure Monocle remains listed as a public company, and for shares of Monocle Common Stock to be listed, on the Nasdaq Capital Market. Monocle and NewCo shall take reasonable efforts to ensure that NewCo is listed as a public company, and for shares of NewCo Common Stock to be listed, on Nasdaq as of the effective time of First Merger.

Mutual Covenants
AerSale and the Monocle Parties made certain mutual covenants under the Amended and Restated Merger Agreement, including, among others, the following:
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Monocle and AerSale will each, and will each cause their respective subsidiaries to: (i) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents, clearances and approvals required to be obtained in connection with the transactions contemplated hereby (ii) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the Monocle Parties, AerSale, or their respective Affiliates are required to obtain in order to consummate the Business Combination and (iii) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the Closing conditions or otherwise to comply with the Amended and Restated Merger Agreement and to consummate the Business Combination hereby as soon as practicable; and

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upon satisfaction or waiver of the Closing conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee, (a) in accordance with, subject to and pursuant to the Trust Agreement and the Monocle governing documents, at the Closing, Monocle (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for Monocle Share Redemptions, (B) pay all amounts due in respect of the transaction expenses for AerSale and Monocle and (C) immediately following the payments described in clauses (A) and (B), pay all remaining amounts then available in the Trust Account to NewCo for immediate use in accordance with the Amended and Restated Merger Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Conditions to the Closing of the Business Combination
Conditions to Obligations of Each Party
The obligations of the Monocle Parties and AerSale to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by applicable Law) in writing by all of such parties:
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all applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or been terminated;

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there must not be in force any applicable Law or Governmental Order enjoining or prohibiting the consummation of the Business Combination;

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the approval of Monocle Stockholders must have been obtained at the Special Meeting and this proxy statement/prospectus shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to this proxy statement/prospectus and no action seeking such stop order shall have been threatened or maintained;

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AerSale will obtain the approval by the AerSale Stockholders;

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Monocle will have at least $5,000,001 of net tangible assets remaining after the closing of the Monocle Share Redemption;

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the AerSale Stockholders and Monocle will have executed and delivered the Amended and Restated Registration Rights Agreement;

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the AerSale Stockholders will have executed and delivered the Lock-Up Agreement;

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As of the Closing (after giving effect to the Monocle Share Redemptions), NewCo shall be in compliance with Nasdaq Listing Rule 5550(a)(3); and

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the Available Closing Cash Amount shall be equal to or greater than $75,000,000.

Conditions to the Obligations of the Monocle Parties
The obligations of the Monocle Parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Monocle Parties:
•
each of the representations and warranties of AerSale (without giving effect to any materiality or “Material Adverse Effect” or similar qualifications therein), other than the representations and warranties related to AerSale’s corporate organization, AerSale’s subsidiaries, due authorization, AerSale’s capitalization, brokers’ fees, and absence of changes (no Material Adverse Effect), shall be true and correct as of the date of the Amended and Restated Merger Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have a Material Adverse Effect on AerSale;

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each of the representations and warranties of AerSale relating to the absence of changes (no Material Adverse Effect) shall be true and correct as of the date of the Amended and Restated Merger Agreement and as of the Closing Date, as if made anew at and as of that time;

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each of the representations and warranties of AerSale related to the corporate organization of AerSale, AerSale’s subsidiaries, due authorization, AerSale’s capitalization, and brokers’ fees, shall be true and correct in all respects except for de minimis inaccuracies as of the date of the Amended and Restated Merger Agreement and as of the Closing Date (without giving effect to any materiality or “Material Adverse Effect” or similar qualifications therein), as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such earlier date);

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each of the covenants of AerSale to be performed as of or prior to the Closing shall have been performed in all material respects;

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AerSale shall have delivered to Monocle a certificate signed by an authorized officer of AerSale, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the closing conditions have been fulfilled; and

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from the date of the Amended and Restated Merger Agreement there shall not have occurred and be continuing a Material Adverse Effect with respect to AerSale.

Conditions to the Obligations of AerSale
The obligation of AerSale to consummate the Second Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by AerSale:
•
each of the representations and warranties of the Monocle Parties (without giving effect to any materiality or “material adverse effect” or similar qualifications therein) must be true and correct in all respects as of the date of the Amended and Restated Merger Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to materially adversely affect the ability of the Monocle Parties to consummate the Business Combination;
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each of the covenants of the Monocle Parties to be performed as of or prior to the Closing shall have been performed in all material respects; and

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Monocle shall have delivered to AerSale a certificate signed by an officer of Monocle, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the Closing conditions have been fulfilled.

Material Adverse Effect
For purposes of the Amended and Restated Merger Agreement, “Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that has had, or would reasonably be expected to have, a material adverse effect, individually or in the aggregate, on the business, results of operations, financial condition, assets or liabilities of AerSale and its subsidiaries, taken as a whole; provided, however, that no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, shall be deemed to constitute, or be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur in respect of AerSale and its subsidiaries: (a) any change in applicable Laws, U.S. GAAP or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof to the extent that such change does not have a materially disproportionate impact on AerSale and its subsidiaries, taken as a whole, as compared to other participants in the same industry; (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally to the extent that such change does not have a materially disproportionate impact on AerSale and its subsidiaries, taken as a whole, as compared to other participants in the same industry; (c) the announcement or the execution of this Agreement, the identity of Monocle, the pendency or consummation of the Second Merger or the performance of this Agreement (or the obligations hereunder), including the impact thereof on relationships, contractual or otherwise, with customers, vendors, licensors, distributors, partners, providers and employees; (d) any change generally affecting any of the industries or markets in which AerSale or any of its subsidiaries operates, including changes in any markets that supply materials to AerSale or in which customers of AerSale operate, or the economy as a whole to the extent that such change does not have a materially disproportionate impact on AerSale and its subsidiaries, taken as a whole, as compared to other participants in the same industry; (e) the taking of any action required by this Agreement or with the prior written consent of Monocle; (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, and other force majeure event to the extent that such event does not have a materially disproportionate impact on AerSale and its subsidiaries, taken as a whole, as compared to other participants in the same industry; (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, AerSale or any of its subsidiaries operates, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions, or diplomatic or consular offices or upon any United States military installation, equipment or personnel to the extent that such condition does not have a materially disproportionate impact on AerSale and its subsidiaries, taken as a whole, as compared to other participants in the same industry; or (h) in and of itself, the failure of AerSale and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); provided, however that if the effects, developments, events, occurrences, facts, conditions, circumstances or changes set forth in clauses (a), (b), (d), (f) and (g) have a materially disproportionate impact on AerSale and its subsidiaries, taken as a whole, relative to other participants in the same industry, the extent to which such effects, developments, events, occurrences, facts, conditions, circumstances or changes are disproportionate may be taken into account in determining whether a Material Adverse Effect has occurred.

Termination
The Amended and Restated Merger Agreement may be terminated and the Business Combination abandoned at any time prior to the Closing:
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by written consent of AerSale and Monocle;

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by written notice to AerSale from Monocle if:

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there is any breach of any representation, warranty, covenant or agreement on the part of AerSale set forth in the Amended and Restated Merger Agreement, such that the conditions to obligations of the Monocle Parties to consummate the Business Combination would not be satisfied at the Closing (a “Terminating AerSale Breach”), except that, if such Terminating AerSale Breach is curable by AerSale through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Monocle provides written notice of such violation or breach and the Termination Date) after receipt by AerSale of notice from Monocle of such breach, but only as long as AerSale continues to use its reasonable best efforts to cure such Terminating AerSale Breach (the “AerSale Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating AerSale Breach is not cured within the AerSale Cure Period;
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the Closing has not occurred on or before November 11, 2020 (the “Termination Date”), provided, that in the event the period of time to consummate a Business Combination is extended to a later date in accordance with the Monocle Charter (such later date, the “Extended Deadline”), the Termination Date shall be deemed for all purposes hereunder to be the earlier of (a) the Extended Deadline and (b) February 11, 2021; or
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the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order.
•
by written notice to Monocle from AerSale if:

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there is any breach of any representation, warranty, covenant or agreement on the part of the Monocle Parties, such that the conditions to obligations of AerSale to consummate the Business Combination would not be satisfied at the Closing (a “Terminating Monocle Breach”), except that, if any such Terminating Monocle Breach is curable by Monocle through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Monocle provides written notice of such violation or breach and the Termination Date) after receipt by Monocle of notice from AerSale of such breach, but only as long as Monocle continues to exercise such reasonable best efforts to cure such Terminating Monocle Breach (the “Monocle Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Monocle Breach is not cured within the Monocle Cure Period;
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the Closing has not occurred on or before the Termination Date; or
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the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order;
•
by written notice to AerSale from Monocle, if the approval of the AerSale Stockholders is not obtained within 24 hours of the execution of the Amended and Restated Merger Agreement.

•
by written notice from either the AerSale or Monocle to the other party if the approval of the Monocle Stockholders is not obtained at the Special Meeting (subject to any permitted adjournment or postponement of the Special Meeting).

Either party’s right to terminate the Amended and Restated Merger Agreement for breach or if the Closing has not occurred on or before the Termination Date shall not be available if such terminating party is in breach of this Agreement such that obligations of such terminating party to consummate the Business Combination are incapable of being satisfied.
Except as otherwise set forth immediately below, in the event of the termination of the Amended and Restated Merger Agreement pursuant to the above, the Amended and Restated Merger Agreement will forthwith become void and have no effect, without any liability on the part of any party to the Amended and Restated Merger Agreement or its respective Affiliates, officers, directors, employees or stockholders, subject to the immediately succeeding sentence and other than liability of AerSale to the Monocle Parties for any intentional and willful breach of the Amended and Restated Merger Agreement by AerSale occurring prior to such termination.
In connection with the execution of the Amended and Restated Merger Agreement, each party agrees to waive and release the other parties in respect to any claims arising out of the Original Agreement.
Holder Representative
The parties to the Amended and Restated Merger Agreement have agreed that it is desirable to designate a representative to act on behalf of AerSale Stockholders and SAR holders for certain limited purposes. The parties have designated Leonard Green & Partners, L.P., as the Holder Representative, and approval of the Amended and Restated Merger Agreement by the holders of AerSale Common Stock shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of persons which collectively owned more than 50% of the Aggregate Fully Diluted Shares. In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the such holders of AerSale Common Stock, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.
The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement, but the Holder Representative shall have no obligation to act on behalf of the holders of AerSale Common Stock, except as expressly provided in the Amended and Restated Merger Agreement. The Holder Representative shall have no liability to Monocle, AerSale or any Holder with respect to actions taken or omitted to be taken in its capacity as the Holder Representative.
Survival
None of the representations, warranties, covenants and agreements in the Amended and Restated Merger Agreement or in any instrument, document or certificate delivered pursuant to the Amended and Restated Merger Agreement shall survive the effective time, except for (i) those covenants and agreements which by their terms expressly apply in whole or in part after the effective time and then only to such extent until such covenants and agreements have been fully performed and (ii) any claim based upon Fraud (as defined in the Amended and Restated Merger Agreement).
Amendments
The Amended and Restated Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Amended and Restated Merger Agreement and which makes reference to the Amended and Restated Merger Agreement; provided that the required governing Law for actions against any of Debt Financing parties and this provision may not be amended or modified in a manner that is adverse to any Debt Financing party without the consent of the Debt Financing source to which such Debt Financing party is related.
Governing Law; Consent to Jurisdiction
The Amended and Restated Merger Agreement is governed by the laws of the State of Delaware. AerSale and Monocle have irrevocably submitted to the exclusive jurisdiction of the federal and state courts of the State of Delaware. All claims or causes of action based upon, arising out of, or related to the Debt Financing or the Debt Commitment Letter, the transactions contemplated thereby, or against the financial institutions identified in the Debt Commitment Letter are governed by, and construed in accordance with, the laws of the State of New York and the parties have submitted to the exclusive jurisdiction of the federal and state courts of the State of New York in any action against such financial institutions.
Related Agreements
Lock-Up Agreement
Pursuant to the Amended and Restated Merger Agreement and as a condition to the Closing, each of the AerSale Stockholders will enter into a lock-up agreement with NewCo in substantially the form attached to the Amended and Restated Merger Agreement (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each holder agrees not to, during the period commencing from the Closing and ending on the earliest of: (a) the 180th day after the Closing Date, (b) the expiration of the lock-up period previously agreed to by the Sponsor and certain other parties and (c) the date following such Closing Date on which NewCo completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their shares of NewCo Common Stock for cash, securities or other property (the “AerSale Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to (A) the shares of NewCo Common Stock received pursuant to the Amended and Restated Merger Agreement, (B) Earnout Shares, to the extent any are received after the Closing Date, (C) any outstanding share of NewCo Common Stock or any other equity security (including the shares of NewCo Common Stock issued or issuable upon the exercise of any other equity security of NewCo) received by any of the AerSale Stockholders in connection with the Business Combination; and (D) any other equity security of NewCo issued or issuable with respect to any such share of NewCo Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (such shares, collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) above.
Amended and Restated Registration Rights Agreement
Pursuant to the Amended and Restated Merger Agreement and as a condition to the Closing, NewCo, Monocle, the Founders, the AerSale Stockholders and certain other parties named on the signature pages thereto, shall enter into an amended and restated registration rights agreement, in substantially the form attached to the Amended and Restated Merger Agreement (the “Amended and Restated Registration Rights Agreement”) that will amend and restate that certain Registration Rights Agreement, dated February 6, 2019 by and among Monocle, the Founders and certain of Monocle’s initial investors.
Under the Amended and Restated Registration Rights Agreement, the Founders, certain directors of Monocle and the AerSale Stockholders will be granted certain demand, shelf and piggyback registration rights with respect to, among other securities, (i) shares of NewCo held by the Founders, (ii) any outstanding shares of NewCo Common Stock or any other equity security (including the shares of NewCo Common Stock issued or issuable upon the exercise of any other equity security of NewCo) received pursuant to the Amended and Restated Merger Agreement or held as of the date of the Amended and Restated Registration Rights Agreement and (iii) any Earnout Shares (the “Registrable Securities”). The Amended and Restated Registration Rights Agreement provides the AerSale Stockholders the right to request one demand registration during the initial 180-day period following expiration of the AerSale Lock-Up Period. After such time, Cowen, holders of at least 50% of the Registrable Securities then-outstanding and held by the AerSale Stockholders, or holders of at least 50% of the Registrable Securities then-outstanding and not held by the AerSale Stockholders or Cowen, may require NewCo to effect one (1) demand registration in any three month period thereafter. In addition, the Amended and

Restated Registration Rights Agreement grants each of parties unlimited piggyback registration rights with respect to registration statements filed subsequent to the Closing Date, provided the shares held by the such party is not subject to a lock-up period. Subject to customary exceptions, NewCo is responsible for all registration expenses in connection with any demand, shelf or piggyback registration by any of the holders, and the holders shall bear all incremental selling expenses relating to the sale of registrable securities, such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the holders.
Amended and Restated Founder Shares Agreement
Concurrently with the execution of the Amended and Restated Merger Agreement, the founders of Monocle entered into an amended and restated founder shares agreement (as amended the “Amended and Restated Founder Shares Agreement”), pursuant to which they have agreed to forfeit an aggregate of 1,725,000 shares of Monocle Common Stock (the “Forfeited Shares”), with 2,587,500 Founder Shares remaining (the “Remaining Founder Shares”). The Founders also agreed to defer the vesting of an aggregate of 1,940,625 shares of Monocle Common Stock held by the Founders (representing approximately 75% of the Remaining Founder Shares) (the “Unvested Founder Shares”), half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days. The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event on or prior to the fifth anniversary of the date of the Founder Shares Agreement, solely to the extent the Liquidity Event Consideration is greater than $13.50, in which case half of the Unvested Founder Shares which will vest, or $15.00, in which case the other half of the Unvested Founder Shares will also vest. Pursuant to the Amended and Restated Founder Shares Agreement, the holders of the Unvested Founder Shares retain the right to vote such Unvested Founder Shares prior to vesting. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
Company Support and Release Agreement
Concurrently with the execution of the Amended and Restated Merger Agreement, NewCo, Monocle and the AerSale Stockholders entered into a support and release agreement (the “Support and Release Agreement”), pursuant to which (i) the AerSale stockholders have agreed not to transfer any shares of AerSale capital stock prior to the Closing, (ii) the AerSale stockholders have made certain representations as to their ownership of AerSale capital stock, (iii) the AerSale stockholders have agreed to customary releases in favor of NewCo, Monocle and their respective Affiliates related to activity on or prior to the Closing, and (iv) NewCo and Monocle, on behalf of themselves and the other Monocle Parties and their respective Affiliates, have agreed to customary releases in favor of the AerSale stockholders and their respective Affiliates related to activity on or prior to the Closing.
Background of the Business Combination
Monocle is a blank check company incorporated in Delaware on August 20, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses. The Business Combination was the result of a thorough search for a potential transaction utilizing the extensive network and investing and operating experience of Monocle Management, the Monocle Board, our Sponsor and our advisors. The terms of the Business Combination were the result of extensive negotiations between our independent directors, Monocle Management, our Sponsor, together with our financial advisors Cowen and PJT Partners LP (“PJT Partners”) and our legal counsels Cadwalader, Wickersham & Taft LLP (“CWT”) and Greenberg Traurig, LLP, and representatives of AerSale and Leonard Green & Partners, L.P., together with AerSale’s financial advisors RBC Capital Markets (“RBC”) and Harris Williams & Co. (“HW”) and legal counsel Latham & Watkins LLP (“Latham”). The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

Prior to the consummation of our IPO, neither Monocle, nor anyone on its behalf contacted any prospective target business or had discussion, formal or otherwise, with respect to a transaction with Monocle. Promptly after our IPO, Monocle commenced an active search for prospective businesses and assets with the objective of consummating a merger or acquisition. Representatives of Monocle and our Sponsor contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities including financial advisors representing companies in the aerospace and defense, industrial, technology and telecommunications industries.
Specifically, Monocle Management and Sponsor, together with Monocle’s representatives:
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identified and evaluated 96 potential acquisition targets;

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conducted initial diligence in connection with at least 31 potential acquisition targets (other than AerSale) (the “Other Potential Targets”);

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entered into confidentiality agreements with five of the Other Potential Targets that included customary terms that were negotiated by Monocle;

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provided an initial non-binding indication of interest to three of the Other Potential Targets; and

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engaged in further detailed discussions, due diligence and negotiations with three of the Other Potential Targets and/or their representatives.

The three Other Potential Target businesses included (i) a company in the global airfreight industry (“Company A”), (ii) a company providing services to the U.S. Department of Defense and other government agencies (“Company B”) and (iii) a company in the telecommunications and power infrastructure industry (“Company C”).
Monocle reviewed the potential acquisition targets based on the same criteria used in evaluating the Business Combination. These criteria included established businesses with proven track records, experienced management teams and strong competitive positions with the potential for revenue and earnings growth and attractive free cash flow generation.
Beginning in February 2019, Monocle Management met with Cowen regarding its views with respect to the process for identifying a proposed business combination and a preliminary target list of companies. As discussed, Cowen acted as underwriter to Monocle in the IPO and will forfeit $6,037,500 in service fees in the event a business combination is not completed by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).
Also in February 2019, Monocle Management met with representatives of PJT Partners to discuss PJT Partners’ engagement as a financial advisor to Monocle in connection with a potential business combination and met with representatives of Alton Aviation Consultancy (“Alton”) to discuss Alton’s engagement as a strategic advisor to Monocle in connection with a potential business combination in the aerospace and defense industry. Monocle continued to consult with PJT Partners and Alton regarding the proposed business combination through the execution of the Original Merger Agreement on December 8, 2019. Also in February and continuing through October 2019, Monocle Management met with several other financial advisers in connection with their advice about potential business combinations with targets that met our stated criteria.
Beginning in March 2019, Monocle engaged in discussions with Company A and executed a confidentiality agreement on March 27, 2019. Monocle conducted in-depth diligence meetings from late-March 2019 through early-April 2019 and submitted a non-binding indication of interest to Company A on April 5, 2019. Monocle continued to engage in discussions with Company A until late-May 2019 and decided not to actively pursue this opportunity in early July 2019. Monocle Management had a discussion with Company A’s financial advisor on August 8, 2019, regarding Company A and other potential business combination opportunities. Monocle concluded, after conducting its due diligence, that it would be difficult for Company A to be a public Company without investing in additional personnel, the development and implementation of new processes and procedures, and other resources, and therefore Monocle concluded that Company A did not meet Monocle’s investment criteria.
Beginning in early-May 2019, Monocle engaged in discussions with Company B and executed a confidentiality agreement on May 10, 2019. Monocle and its advisors engaged in preliminary diligence and process discussions with Company B and its advisors. Monocle submitted a non-binding indication of interest to Company B on June 5, 2019 and moved quickly to more in-depth diligence meetings at the company headquarters on June 13, 2019 and June 14, 2019. Monocle continued to engage in discussions with Company B on operations, business plan and company financial statements which lead to Monocle’s submission of a revised non-binding indication of interest on July 9, 2019. Monocle and Company B continued discussions through July 2019. Monocle eventually concluded, after conducting its due diligence, that it was unlikely to be the successful bidder in the sale process without offerring a significant premium to its evaluation of the fair value for Company B, and therefore Monocle determined that Company B did not meet Monocle’s investment criteria.
Beginning in late-May 2019, Monocle engaged in discussions with its advisors about Company C and executed a confidentiality agreement on July 3, 2019. Monocle and its advisors engaged in preliminary diligence and process discussions with Company C and its advisors throughout July 2019. Monocle held an in-depth diligence discussion with Company C representatives on July 25, 2019 and submitted a non-binding indication of interest to Company C on July 31, 2019. Monocle continued to engage in discussions with Company C on operations, business plan and company financial statements and held another in-depth diligence session with representatives of Company C on August 14, 2019. Monocle continued discussions through September 2019 with its financial advisor and the financial advisors for Company C. Monocle terminated discussions with Company C, after conducting its due diligence that Company C’s financial results were subject to excessive volatility and that its projections were too uncertain, and therefore Monocle determined that Company C did not meet Monocle’s investment criteria.
On February 28, 2019, Monocle Management met with representatives from Alton to discuss Monocle’s areas of focus, various business combination opportunities, and how Alton and Monocle might work together. Monocle had further discussions with Alton in early March 2019 and Alton provided Monocle with a list of potential business opportunities. At Monocle’s request, Alton contacted RBC, and on March 8, 2019, RBC called Monocle to discuss on an anonymous basis a business opportunity in the commercial aviation aftermarket.
On April 1, 2019, RBC provided an initial one-page informational overview describing AerSale on an anonymous basis and a draft non-disclosure agreement, which Monocle, together with its advisors, negotiated and entered into on April 10, 2019.
On April 11, 2019, RBC provided a confidential information presentation providing additional detail on AerSale, its management team, financial overview and projections and operations. The Monocle team reviewed the confidential information presentation, reviewed relevant industry data and other third-party materials discussing the commercial aviation aftermarket, and prepared a list of initial diligence questions.
On April 17, 2019, Monocle Management discussed potential timing with RBC and engaged in preliminary discussions on AerSale. Over the next several weeks Monocle Management engaged in regular discussions with PJT Partners and Monocle’s other advisors with respect to a potential business combination with AerSale, as well as other potential business combination opportunities. PJT Partners and Monocle also discussed PJT Partners’ preliminary view on the valuation of AerSale. Monocle Management, together with the Monocle Board, determined it would be beneficial to engage in regular conference calls with PJT Partners, Cowen and Monocle’s other advisors to discuss business combination opportunities and updates with respect to financing sources. On May 3, 2019, Monocle Management had a telephonic discussion with Alton Advisors regarding AerSale and the aviation aftermarket, including a discussion about the global MRO industry.

On May 9, 2019, Monocle submitted a preliminary non-binding indication of interest to AerSale. The indication of interest contemplated a purchase price in the range of $375 million to $450 million, on a debt-free and cash-free basis, for all of the equity interests in AerSale. The purchase price offered would be a combination of cash and stock in the resulting public company and would be dependent on additional diligence and available funding, including from Monocle’s trust account and financing sources.
On May 14, 2019, RBC and HW, advisor to AerSale, contacted Monocle and PJT Partners to discuss the initial indication of interest delivered on May 9, 2019. On the call RBC and HW highlighted certain aspects of the Monocle proposal and discussed feedback received from, and certain items raised by AerSale’s majority owner Leonard Green & Partners, L.P. Following this discussion, Monocle was invited to participate in the second round of the sale process and was provided additional diligence information on AerSale, as well as a letter describing the proposed transaction process and timeline.
On May 24, 2019, RBC granted Monocle and its advisors access to AerSale’s virtual data room. Thereafter, Monocle and its advisors engaged in extensive diligence efforts based on information provided by AerSale, the industry in which AerSale operates and comparable companies in the same sector as AerSale. This diligence review continued up through the execution of the Original Merger Agreement on December 8, 2019.
On May 29, 2019 and May 30, 2019, Monocle Management met with representatives of AerSale, including Nicolas Finazzo and Robert B. Nichols, the founders and current Chairman, Chief Executive Officer and Division President, TechOps and Executive Vice Chairman and Division President, Asset Management Solutions, respectively, of AerSale, at AerSale’s headquarters in Coral Gables, Florida to discuss the potential merits of a business combination with AerSale. The AerSale team comprehensively discussed AerSale and its prospects, including growth opportunities and the competitive environment.
On June 4, 2019, Monocle Management, together with PJT Partners and Cowen, engaged in a detailed discussion with representatives of AerSale with respect to the financial model and projections prepared by AerSale. Following this discussion, Monocle engaged in further internal discussions with PJT Partners and Cowen and arranged a subsequent call with representatives of AerSale on June 7, 2019 to better understand AerSale’s financial model and projections.
On June 10, 2019, Monocle Management called Nicolas Finazzo and Robert B. Nichols to discuss AerSale’s leadership and employee base and the proposed Business Combination, including the interest of Messrs. Finazzo and Nichols in continuing to manage the business and remain equity holders of the surviving company.
On June 11, 2019, a member of Monocle Management called a representative of Leonard Green & Partners, L.P., to discuss their involvement with AerSale including the original investment in AerSale by the investment funds and vehicles managed by Leonard Green & Partners, L.P., company strategy and future plans, as well as their interest in remaining an equity holder of the surviving company.
Over the next several weeks, Monocle Management engaged in regular discussions with PJT Partners, Cowen, Alton and CWT with respect to AerSale, the intended transaction structure and potential financing sources. These discussions continued through the execution of the Original Merger Agreement on December 8, 2019.
On June 21, 2019, Monocle Management, together with its advisors, engaged in further detailed discussions with representatives of AerSale with respect to the financial model and projections prepared by AerSale as well as general financial diligence.
On June 26, 2019, after conducting extensive due diligence, Monocle submitted a second- round indication of interest to combine with AerSale subject to final confirmatory diligence. The indication of interest included updated terms and contemplated a $433 million aggregate purchase price for all of the equity interests in AerSale, consisting of the following three components: (i) cash consideration at closing of $275 million, (ii) stock consideration at closing of 12,500,000 shares of NewCo Common Stock with an implied equity valuation of $125 million and (iii) contingent consideration of up to 2,500,000 shares of NewCo Common Stock with an implied valuation of $33 million, to be issued in the event certain performance targets are achieved. The proposal also assumed that the existing cash on AerSale’s balance sheet would remain with AerSale and be available at the closing. Consistent with the initial proposal, Monocle indicated that funding would be provided both from Monocle’s trust account and financing sources.
On July 1, 2019, RBC contacted PJT Partners and Monocle Management to provide feedback on the second round indication of interest. The parties also further discussed that it would be advantageous for the parties to enter into an exclusivity agreement with regard to the proposed transaction. Monocle and AerSale, together with their representatives, engaged in additional discussions over the next several days with respect to the exclusivity arrangement.
On July 3, 2019, Monocle, AerSale and Leonard Green & Partners, L.P., on behalf of certain investment funds and vehicles managed by it, entered into an exclusivity agreement through August 7, 2019, pursuant to which AerSale was prohibited from initiating, soliciting or discussing any proposals or offers from other third parties. Under the exclusivity agreement Monocle was not prohibited from initiating, soliciting or discussing any proposals or offers with third parties but was restricted from entering into any definitive written agreements with a third party that would require Monocle to abandon, terminate or fail to consummate a transaction with AerSale.
On July 9, 2019, the Monocle Board held a special board meeting attended by all directors to provide an update on potential business combination opportunities. Monocle Management discussed with the Monocle Board the status of discussions with AerSale, as well as discussions with other potential target companies.
On July 11, 2019 and July 12, 2019, Monocle Management met with representatives of AerSale at AerSale’s headquarters in Coral Gables, Florida to engage in further due diligence. Monocle Management also visited the Miami, Florida site for Avborne Component Solutions, a subsidiary of AerSale.
Also on July 11, 2019, Monocle engaged Alton Advisory for due diligence support, including an analysis of market opportunities and risks in the aviation aftermarket, and a thorough review and analysis of the AerSale business plan and forecasts.
On July 17 and 18, 2019, members of Monocle Management conducted site visits of AerSale’s MRO facilities at Goodyear, AZ, and Rio Rancho, NM. During the weeks of July 15, 2019 and July 22, 2019, Monocle Management and PJT Partners participated in meetings and discussions with select potential investors interested in becoming a financing source for the business combination with AerSale.
Beginning in July 2019 and continuing through the execution of the Original Merger Agreement on December 8, 2019, Monocle and AerSale, together with CWT and Latham, continued to exchange drafts of the Original Merger Agreement and related documents and negotiated key legal and economic terms of the Business Combination.
On August 5, 2019, the Monocle Board held its regularly scheduled quarterly board meeting, at which all directors attended. During this meeting, Eric Zahler and Sai Devabhaktuni provided updates on the potential transaction with AerSale, the exclusivity arrangement with AerSale, as well as other potential business combination opportunities.
On August 8, 2019, Monocle, AerSale and Leonard Green & Partners, L.P. signed an extension to the exclusivity agreement through September 13, 2019. Pursuant to the extension, AerSale and Leonard Green & Partners, L.P. were subject to the same restrictions, but Monocle was no longer restricted from entering into a definitive agreement with other potential targets. Instead, Monocle was required to notify AerSale at least five business days prior to entering into any such definitive documents.
On August 16, 2019, Monocle and its representatives contacted BDO USA, LLP to discuss their engagement as an accounting and tax advisor to Monocle in connection with the potential business combination.

On August 20, 2019 and August 21, 2019, Monocle Management again met with representatives of AerSale to engage in further due diligence meetings at AerSale’s headquarters in Coral Gables, Florida. The parties also discussed AerSale’s potential future growth prospects and recent acquisition history.
During the weeks of August 26, 2019 through September 9, 2019, Monocle Management traveled to AerSale’s headquarters in Coral Gables, Florida on two additional occasions to discuss AerSale’s operations and future growth plans with representatives of AerSale Management. The parties also discussed potential equity and debt financing sources and worked to prepare investor presentations.
On September 13, 2019, Monocle, AerSale and Leonard Green & Partners, L.P. determined that it was in the best interest of the parties to continue discussions on an exclusive basis and executed an extension to the exclusivity agreement, providing for exclusive negotiations between the parties through October 4, 2019.
On September 18, 2019 and September 19, 2019, Monocle Management, representatives of AerSale, PJT Partners and Cowen conducted a series of in-person presentations in New York City with select investors with respect to a potential private placement of equity in connection with the Business Combination, so-called “test-the-waters” meetings. Thereafter, Monocle Management had follow-up discussions with PJT Partners, Cowen and RBC to review feedback received from the investors that attended the presentation meetings on September 18, 2019 and September 19, 2019.
On October 8, 2019, representatives of Monocle, PJT, Cowen, CWT and RBC met in New York City to discuss the status of the financing for the proposed transaction and the various financing alternatives. On October 11, 2019, representatives of Monocle and Leonard Green & Partners, L.P., including their advisors, had a telephonic meeting to discuss the terms of the Business Combination. The parties agreed to reduce the cash consideration to be paid to the AerSale sellers to $250 million and to increase the stock consideration to $150 million. In addition, under certain circumstances, the AerSale Stockholders offered to further reduce the cash consideration by an additional $50 million and to accept up to $50 million in the form of NewCo Convertible Preferred Stock. On October 17, 2019, Monocle, AerSale and Leonard Green & Partners, L.P. determined that it was in the best interest of the parties to continue discussions on an exclusive basis and executed an extension to the exclusivity agreement, providing for exclusive negotiations between the parties through November 4, 2019.
During the weeks of October 21, 2019 and October 28, 2019, Monocle Management discussed with CWT updates on legal diligence and potential representation and warranty insurers. The parties had additional discussions with brokers and insurers to negotiate preliminary offers from select representation and warranty insurance providers. Monocle and CWT continued negotiations with select representation and warranty insurance providers and negotiated a definitive policy with QBE Insurance Group Limited, effective from December 8, 2019 to the third year anniversary of the Closing.
On October 22, 2019, representatives of Monocle and Leonard Green & Partners, L.P. and their respective advisers met in New York City to further discuss the terms of the proposed Business Combination.
On October 25, 2019, the Monocle Board held a special board meeting to provide an update on discussions regarding the potential business combination with AerSale. All directors attended the board meeting as well as Monocle Management and representatives of PJT Partners, CWT, Cowen and Alton, all at the request of the Monocle Board. During this meeting, Messrs. Zahler and Devabhaktuni updated the Monocle Board on the status of the potential business combination with AerSale. PJT Partners discussed its preliminary view on the valuation of AerSale as well as its outreach efforts to potential financing sources. CWT reviewed with the directors their fiduciary duties under applicable law, discussed the extensive diligence completed to date, the status of the transaction documents and the contemplated transaction structure and terms.
On November 5, 2019, members of Monocle Management and a representative of Leonard Green & Partners, L.P., together with PJT Partners and RBC had a discussion on the status of the debt financing commitments and AerSale’s operations. The parties determined to continue discussions with select potential financing partners, including Wells Fargo Bank, National Association (“Wells Fargo”).

On November 7, 2019, Monocle Management called a representative of Leonard Green & Partners, L.P. to discuss the proposed consideration and other terms of the Business Combination, including details regarding the planned financings.
During the week of November 11, 2019, Monocle, together with CWT, engaged in numerous discussions with AerSale and Latham with respect to potential alternative options to the transaction structure, including further discussions on AerSale Stockholders interest in acquiring NewCo Convertible Preferred Stock in lieu of a portion of the cash consideration in certain circumstances. The parties also negotiated certain additional items with respect to the Original Merger Agreement and related agreements, including registration rights, release of claims and the deferred vesting of Founder Shares. The parties continued discussions through the execution of the Original Merger Agreement on December 8, 2019.
On November 12, 2019, the Monocle Board held its regularly scheduled quarterly board meeting, at which all directors attended. During this meeting, Eric Zahler and Sai Devabhaktuni provided updates on the potential transaction with AerSale as well as other potential business combination opportunities.
On November 15, 2019, Monocle Management, together with PJT Partners, and CWT called representatives of Wells Fargo and their counsel to discuss the terms of a potential financing arrangement. Promptly following this call, the parties began negotiating a debt commitment letter through the execution of the Original Merger Agreement on December 8, 2019. During these negotiations, Wells Fargo, together with Monocle, AerSale and their respective advisors, determined that PNC Bank, NA (“PNC”) would be an additional financing source.
On November 18, 2019, Mr. Devabhaktuni attended meetings at AerSale’s corporate offices and had discussions with AerSale Management.
On November 22, 2019, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on the current terms of the Debt Commitment Letter with Wells and PNC and certain other open business points.
On November 27, 2019, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on certain open business points.
On December 2, 2019, the Monocle Board held a special board meeting to review and consider the negotiated terms of the Business Combination with AerSale. All directors attended the board meeting as well as Monocle Management and representatives of PJT Partners, CWT and Cowen, all at the request of the Monocle Board. The directors were provided presentation materials from each of PJT Partners and CWT, as well as copies of all material transaction documents, including the Original Merger Agreement. PJT Partners reviewed with the Monocle Board information with respect to the valuation of AerSale, based on financial information provided by AerSale Management, as well as the negotiated terms of the debt arrangements with Wells Fargo and PNC. Thereafter, CWT again reviewed with the directors their fiduciary duties under applicable law and reviewed the terms of the Business Combination, including the Original Merger Agreement and the other transaction documents, including all recent changes to the transaction terms and legal documents since the prior meeting of the Monocle Board. The Monocle Board concluded, after a thorough review of other business combination opportunities reasonably available to Monocle, that the Business Combination represented the best potential business combination for Monocle. For additional information, see the Section entitled “The Monocle Board’s Reasons for the Approval of the Business Combination.” After discussion and upon a motion duly made and seconded, the Board unanimously resolved to approve the Original Merger Agreement, each of the related agreements and the Business Combination, and to recommend that stockholders approve the Business Combination.
On December 8, 2019, the parties executed the Original Merger Agreement and other documentation related thereto.
On the morning of December 9, 2019, Monocle and AerSale announced the execution of the Original Merger Agreement and the Business Combination, as well as a debt commitment letter with Wells Fargo and PNC, and conducted a public investor presentation describing AerSale and the Business

Combination. Pursuant to the Original Merger Agreement, (a) Merger Sub 1 was to be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 was to be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). As a result of the First Merger, each issued and outstanding share of Monocle Common Stock was to be converted into and become the right to receive one share of NewCo Common Stock, and each outstanding Monocle Warrant was to be converted into and become the right to receive a NewCo Warrant. As a result of the Second Merger, the AerSale Stockholders and SAR Holders would have received aggregate consideration equal to $400 million, consisting of (i) $250 million in cash (subject to adjustment as described below) and (ii) 15,000,000 shares of NewCo Common Stock (valued at $10 per share). Holders of AerSale Common Stock and SARs would have also receive as consideration a contingent right to receive up to 2,500,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions. Under the Original Merger Agreement, the Aggregate Cash Consideration could be adjusted from $250 million to an amount no lower than $200 million, if immediately prior to the Merger, the amount of cash available to be released from the Trust Account after all redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter, plus the actual amount of cash proceeds received by Monocle pursuant to certain anticipated debt financing arrangements, plus the cash and cash equivalents of AerSale in immediately available funds (collectively, “Available Cash”) was less than the amount of cash necessary to pay the Aggregate Cash Consideration plus each party’s transaction expenses (collectively, “Necessary Cash”). In the event the Aggregate Cash Consideration was reduced, the AerSale Stockholders and SAR Holders would have received, in lieu of an amount of cash equal to the amount by which Necessary Cash exceeds Available Cash (the “Available Cash Shortfall Amount”), a number of shares of 5.00% Series A Convertible Preferred Stock of NewCo, par value $0.0001 per share, with a stated value of $100 per share (the “NewCo Convertible Preferred Stock”) with an aggregate value equal to the Available Cash Shortfall Amount, but in no event more than 500,000 shares of NewCo Convertible Preferred Stock.
On December 31, 2019, Monocle filed a Registration Statement on Form S-4 and a preliminary proxy statement related to the Business Combination.
On January 13, 2020, Monocle entered into a debt commitment letter with Veritas Capital Credit Funding, L.P. (“Veritas”).
On February 14, 2020, NewCo filed Amendment No. 1 to its Registration Statement on Form S-4 and Monocle filed Amendment No. 1 to its preliminary proxy statement.
During the week of March 9, 2020, Monocle Management and AerSale Management met in Florida to discuss AerSale’s business, 2019 year-end financials and open items relating to the Registration Statement on Form S-4 and the preliminary proxy statement.
Starting March 15, 2020, Monocle began monitoring the aviation industry for the impacts of COVID-19, and in particular AerSale and the commercial aftermarket. During this period, the Monocle team has held weekly discussions with AerSale management regarding the business, the effect of COVID-19, the opportunity for feedstock purchases and AerSale’s cash flows. Monocle has received regular periodic reports regarding AerSale’s financial performance, cash forecasts, and customer-related activity.
On March 30, 2020, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on the potential impact of COVID-19 on AerSale’s business, proactive actions that AerSale Management was taking, as well as the general discussion on timeline to close.
On April 9, 2020, Monocle agreed to waive its right to consent in writing to certain actions taken by AerSale from March 10, 2020 through September 30, 2020 under the Original Merger Agreement in order to facilitate AerSale Management’s ability to quickly respond to the impacts of COVID-19 on AerSale’s business.
On May 6, 2020, the Monocle Board held its quarterly meeting, during which Monocle Management provided the Monocle Board with an update about the Business Combination, including the impact of COVID-19 on the AerSale business.

On May 14, 2020, a representative of Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion about AerSale’s business, feedstock opportunities for AerSale and the potential impacts of COVID-19 on AerSale’s future competitive landscape, as well as the debt commitment letters with Wells Fargo, PNC and Veritas.
On May 21, 2020, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on the debt commitment letters with Wells Fargo, PNC and Veritas, as well as the state of the capital markets. The parties agreed to seek an extension of the financing commitments.
On May 31, 2020, the debt commitment letters with Wells Fargo, PNC and Veritas expired.
On June 3, 2020, Monocle Management, a representative of Leonard Green & Partners, L.P., AerSale Management and Wells Fargo commenced discussions on the process to obtain a new commitment letter.
On June 23, 2020, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on how the impact of COVID-19 on the AerSale business was stabilizing, the availability of feedstock and the timing for receiving updated forecasts. Monocle Management proposed a general framework for a new transaction structure that would not require any debt financing. The representative of Leonard Green & Partners L.P. requested a written proposal.
On June 24, 2020, Monocle Management submitted a proposal for revised transaction terms that was subject to AerSale’s updated projections. The proposal included the AerSale Stockholders receiving shares of NewCo Common Stock for their consideration and NewCo having a debt free balance sheet at close, as well as subjecting a greater number of its Founder Shares to vesting and cancelling a number of Founder’s Shares and reissuing the same amount of shares of NewCo Common Stock to AerSale Management.
On June 28, 2020, Leonard Green & Partners, L.P. submitted a counter proposal for revised transaction terms. This counter proposal included a minimum amount of $75 million in the Trust Account at Closing, where the first $50 million would go to AerSale’s balance sheet, and any cash in the Trust account above $50 million would be split evenly between AerSale’s balance sheet and cash consideration to the AerSale Stockholders.
On July 8, 2020, AerSale Management provided updated five-year projections to Monocle Management.
During the period from July 9, 2020 through July 17, 2020, Monocle conducted due diligence on the financial projections and had discussions with AerSale Management and representatives of PJT Partners, RBC and Leonard Green & Partners, L.P. on the AerSale projections.
On July 21, 2020, Monocle Management submitted a revised proposal for revised transaction terms based on the AerSale projections. The revised proposal included consideration based on valuation of AerSale of $315 million and contingent consideration of up to 3 million shares of NewCo Common Stock. The $315 million in merger consideration would be paid in NewCo Common Stock. The first $50 million in cash remaining in the Trust Account would go to the AerSale balance sheet, and any amounts above $50 million would be split 40% to AerSale’s balance sheet and 60% to the AerSale Stockholders. The proposal included a condition that there be a minimum of $50 million in the Trust Account at Closing.
On July 22, 2020, Leonard Green & Partners, L.P. submitted a counter proposal for revised transaction terms. Leonard Green & Partners, L.P. increased the condition to require a minimum of $75 million in the Trust Account at Closing, and proposed a vesting schedule for the Founder Shares being transferred to AerSale Management. Monocle Management and a representative of Leonard Green & Partners, L. P. had a discussion on the counter proposal, during which the parties agreed to the revised terms.

On July 23, 2020, Monocle Management and Leonard Green & Partners, L.P., as well as their advisors, had a discussion regarding the revised transaction terms and the expected timeline to Closing.
On July 24, 2020, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on AerSale’s current Wells Fargo facility and an amended merger agreement.
Beginning in July 2020 and continuing through the execution of the Amended and Restated Merger Agreement on September 8, 2020, Monocle and AerSale, together with CWT and Latham, continued to exchange drafts of the Amended and Restated Merger Agreement and related documents and negotiated key legal and economic terms of the updated terms for the Business Combination.
On August 10, 2020 through August 14, 2020, Monocle Management, representatives of AerSale, PJT Partners and Cowen conducted a series of presentations with select investors in connection with the Business Combination, so-called “test-the-waters” meetings. Thereafter, Monocle Management had follow-up discussions with PJT Partners, Cowen and RBC to review feedback received from the investors that attended the presentation meetings.
On August 11, 2020, the Monocle Board held its quarterly meeting, during which Monocle Management, PJT Partners, Cowen and CWT provided the Monocle Board with an update regarding the revised transaction terms for the Business Combination, including a discussion of the updated $315 million valuation of AerSale, based on financial information provided by AerSale Management and other critical terms of the Amended and Restated Merger Agreement and the proposed timeline for closing the transaction.
On August 13, 2020, the parties executed Amendment No. 1 to the Original Merger Agreement, which extended the Termination Date to September 30, 2020.
On August 27, 2020, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on the feedback from the “test-the-waters” meetings.
On August 29, 2020, Monocle Management and a representative of Leonard Green & Partners, L.P. had a discussion on certain open business points.
On August 31, 2020, the Monocle Board held a special board meeting to review and consider the revised terms of the Business Combination with AerSale under the Amended and Restated Merger Agreement. All directors attended the board meeting as well as Monocle Management and representatives of PJT Partners, CWT and Cowen, all at the request of the Monocle Board. The directors were provided presentation materials from each of PJT Partners and CWT, as well as copies of all material transaction documents, including the Amended and Restated Merger Agreement. PJT Partners reviewed with the Monocle Board information with respect to the valuation of AerSale, based on financial information provided by AerSale Management. Thereafter, CWT reviewed with the directors their fiduciary duties under applicable law and reviewed the revised terms of the Business Combination, including the Amended and Restated Merger Agreement and the other transaction documents, including all recent changes to the transaction terms and legal documents since the prior meeting of the Monocle Board. The Monocle Board concluded that the revised terms of the Business Combination were in the best interests of Monocle. For additional information, see the Section entitled “The Monocle Board’s Reasons for the Approval of the Business Combination.” After discussion and upon a motion duly made and seconded, the Board unanimously resolved to approve the Amended and Restated Merger Agreement, each of the related agreements and the Business Combination, and to recommend that stockholders approve the Business Combination.
On September 8, 2020, the parties executed the Amended and Restated Merger Agreement and other documentation related thereto.
On September 15, 2020, NewCo filed Amendment No. 2 to its Registration Statement on Form S-4 and Monocle filed Amendment No. 2 to its preliminary proxy statement.

On October 14, 2020, NewCo filed Amendment No. 3 to its Registration Statement on Form S-4 and Monocle filed Amendment No. 3 to its preliminary proxy statement.
Independent Director Oversight
The Monocle Board is comprised of a majority of independent directors who are not affiliated with our Sponsor and its Affiliates. In connection with the Business Combination, our independent directors, Robert Kehler, Donald W. Manvel and John C. Pescatore, took active roles in evaluating the proposed terms of the Business Combination. As part of their evaluation of the Business Combination, our independent directors were aware of the potential conflicts of interest with our Sponsor and its Affiliates that could arise with regard to the proposed terms of the Amended and Restated Merger Agreement. Our independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of Monocle Board, the Amended and Restated Merger Agreement and the Business Combination.
The Monocle Board’s Reasons for the Approval of the Business Combination
Before approving the Amended and Restated Merger Agreement and the transactions contemplated thereby and determining that the Business Combination is in the best interests of Monocle and its stockholders, the Monocle Board reviewed the results of management’s due diligence, which included:
•
the near term and potential future impact of the COVID-19 pandemic on AerSale’s business, results of operations, financial condition and liquidity;

•
research on comparable companies and transactions within the commercial aviation aftermarket sector;

•
research on the aviation maintenance and repair overhaul, aviation used service material, aviation leasing, and engineered solutions sectors, including industry trends, cycles and other industry factors;

•
research on commercial aviation industry trends, cycles, operating cost projections and other industry factors;

•
review of AerSale’s material contracts, environmental matters, intellectual property matters, labor matters and other legal due diligence;

•
management’s consultation with its legal and financial advisors and industry experts;

•
commercial and growth strategy, operational and performance improvement, financial, tax, legal, environmental, risk and insurance, employee benefits and accounting due diligence; and

•
a financial model prepared by AerSale, and on which AerSale based its projections included below in this proxy statement/prospectus.

The Monocle Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Monocle Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Monocle Board may have given different weight to different factors.
In the prospectus for our IPO, we identified the following general criteria and guidelines that we believed would be important in evaluating prospective target businesses:

1.   A focus on aerospace and defense, industrial, and technology and telecommunications businesses in North America that are prudently implementing advanced information technology and data analytics capabilities in their operations and are positioned to benefit from our management team’s extensive experience and contacts in these sectors.
2.   Businesses that are market leaders, have high barriers to entry and defensible market positions within their industries, have the ability to endure economic downturns, and have attractive financial metrics and/or prospects, where we believe that our industry expertise and relationships can be used to create opportunities for value creation, whether for acquisitions, capital investments in organic growth opportunities, or the generation of greater operating efficiencies.
3.   Businesses that have established management teams, but could benefit from the industry experience and contacts of our management.
4.   A company that could provide a platform for add-on acquisitions or businesses that are at an inflection point and where additional management depth can improve financial performance.
5.   A target that will benefit from being publicly traded and will be able to effectively utilize the broader access to capital and the public profile that are associated with being a publicly traded company.
6.   Target businesses with EBITDA of $50 million or more per year and an enterprise value of approximately $500 million to $1.5 billion, determined according to reasonably accepted valuation standards and methodologies.
In considering the Business Combination, the Monocle Board concluded that AerSale met most of the above criteria based on the following factors:
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AerSale’s ability to maintain positive cash flow during the COVID-19 pandemic;

•
AerSale’s management’s belief that the decline in commercial aviation as a result of the COVID-19 pandemic has reached a low point and is likely to begin recovering in the second half of 2020;

•
the revised transaction structure, which will provide AerSale with a strong balance sheet, no outstanding indebtedness and available liquidity permitting it to take advantage of the opportunities created by the current dislocations in the aviation aftermarket;

•
AerSale being well-positioned in the commercial aviation aftermarket sector;

•
AerSale’s opportunity to acquire mid-technology aircraft and engines at attractive valuations;

•
AerSale’s ability to grow its cargo and military businesses which should be less affected than its commercial business by the COVID-19 pandemic;

•
AerSale’s prospects for growth in its engineered solutions offerings;

•
AerSale’s integrated business model;

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AerSale’s long-standing relationships with constituents across the value chain;

•
AerSale’s proven leadership team with deep industry experience;

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AerSale being a scalable platform for growth through mergers and acquisitions with a proven ability to acquire and integrate businesses;

•
the target-rich acquisition landscape presented by a fragmented aviation after-market industry, including the MRO and USM markets;

•
AerSale’s attractive financial prospects during the anticipated recovery in commercial aviation with 2021 Projected Pro Forma Adjusted EBITDA of approximately $54 million and further opportunities for growth in revenue, Adjusted EBITDA and margin in future years; and

•
AerSale’s multiple levers for sustainable organic and acquisition growth across existing and new business lines.

In addition, the Monocle Board considered the following positive factors, although not weighted or presented in any order of significance:
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Attractive value.   Monocle believes that AerSale’s current and historical financial metrics are attractive relative to other industry participants.

•
Strong management team.   AerSale is led by a management team that has been active in the aviation aftermarket for over 30 years. AerSale’s management has proven its ability to grow the business organically and through accretive acquisitions.

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Continued ownership of stockholders.   The existing AerSale Stockholders will own a significant portion of NewCo Common Stock upon the consummation of the Business Combination and have agreed to a six-month lockup restricting transfer showing continued confidence in AerSale.

•
Public company governance.   AerSale Management and Leonard Green & Partners, L.P. will be represented by five directors on the NewCo Board, which will allow the existing AerSale Shareholders to contribute institutional knowledge and expertise to AerSale moving forward.

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Other alternative transactions.   A business combination with AerSale is available at an attractive price and provides for a better opportunity relative to other business combination opportunities reasonably available to Monocle following its extensive outreach and diligence process.

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Benefits from being a public company.   AerSale has a long and successful track record of completing acquisitions. We believe that AerSale has significant growth opportunities in the U.S. and internationally. The access to capital, both in the form of debt and equity, that the post-combination company will have as a public entity will allow AerSale to continue to execute on its strategy of expansion via mergers and acquisitions.

•
Business model and comparables.   AerSale’s peer companies that trade on national exchanges have established a precedent for publicly traded aviation aftermarket companies.

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Forecasted growth upon the recovery of the aviation after market.   AerSale has the ability to generate positive cash flows and provide an opportunity or significant revenue and earnings growth. AerSale’s Pro Forma Adjusted Revenue was projected to increase from a forecasted $197 million in the fiscal year ended 2020 to a forecasted $562 million in the fiscal year ending 2024, representing a CAGR of approximately 30%. During the same period, AerSale’s Pro Forma Adjusted EBITDA was projected to increase from a forecasted $42 million in the fiscal year ended 2020 to a forecasted $135 million in the fiscal year ending 2024, representing a CAGR of approximately 34%. For information on how Pro Forma Adjusted Revenue and Pro Forma Adjusted EBITDA are calculated, see the section below entitled “Certain AerSale Historical and Projected Financial Information.”

•
Potential for consolidation.   AerSale has strong potential to provide a platform for add-on acquisitions and for rolling up smaller industry competitors.

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Consultation with PJT Partners.   In connection with their review of the financial information provided by AerSale Management, the Monocle directors consulted with PJT Partners, Monocle’s financial advisor.

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Strong market position.   AerSale is a market leader with a defensible position in the aviation aftermarket industry, an industry with potential growth.

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Terms of the Amended and Restated Merger Agreement.   The Monocle Board considered the terms of the Amended and Restated Merger Agreement, including financial and other terms. Financial terms that the Monocle Board considered included the total mix of Aggregate Cash Consideration and NewCo Common Stock to be paid to AerSale Stockholders and SAR Holders, the consideration to be issued to AerSale Stockholders in exchange for their equity interests in AerSale and the fact that the mix of consideration to be paid in the Business Combination is subject to adjustment depending on, among other items, the aggregate amount of cash available to pay the Merger Consideration. The Board also noted that the value of the NewCo Common Stock to be paid to AerSale Stockholders immediately prior to the consummation of the Business Combination could be significantly more or less than the implied value per share immediately prior to the announcement of the entry into the Amended and Restated Merger Agreement based on any fluctuations in the market price of Monocle Common Stock. The Monocle Board took note of the course of negotiations between the parties in arriving at the amount of Merger Consideration to be paid in the Business Combination.

•
Sponsor expertise.   The Sponsor possesses substantial aerospace and public company experience that aligns with AerSale’s business.

In approving the Business Combination, the Monocle Board did not obtain a fairness opinion. The Monocle Board considered various industry and financial data, including certain financial analyses developed by Monocle Management in its financial model, in evaluating the consideration to be paid to the AerSale Stockholders. Monocle Management collectively has decades of aerospace and public company experience, as well as experience constructing financial models, conducting valuations of businesses, and developing and evaluating financial projections. The Monocle Board considered valuation information regarding AerSale, including industry comparisons of the enterprise values of AerSale and other aviation aftermarket businesses, comparisons of revenue, Adjusted EBITDA, and capital expenditures, and projections for the fiscal years ending 2020, 2021, 2022, 2023 and 2024. The Board also reviewed the growth outlook for the markets that AerSale serves, free cash flow characteristics, and ratios of total enterprise value to Adjusted EBITDA.
Monocle’s Board also considered certain historical and projected financial information prepared by management, in collaboration with AerSale Management and representatives, described below under “Certain AerSale Historical and Projected Financial Information.”
Monocle Management and the Monocle Board determined that the $315 million proposed enterprise value for AerSale, including the additional $43 million of contingent consideration, was appropriate based on its evaluation of AerSale’s profitability, free cash flow, growth prospects and the implied trading multiples of other companies providing products and services to the commercial aviation industry. Monocle Management determined that a reasonable set of publicly traded aerospace peer companies included: AAR Corp., Astronics Corporation, Ducommun Incorporated, Kaman Corporation, Moog Inc., MTU Aero Engines, Singapore Technologies Engineering Ltd, Woodward, Inc. and Wesco.
For additional information on Pro Forma Adjusted Revenue and Pro Forma Adjusted EBITDA, see the section below entitled “Certain AerSale Historical and Projected Financial Information.”
The Monocle Board also gave consideration to the following negative factors related to AerSale’s business (certain of which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or presented in any order of significance: (i) the potential for significant redemptions by Monocle Stockholders which may lead to Monocle having insufficient cash to close the Business Combination, (ii) the potential benefits of the Business Combination may not be fully achieved or not achieve in the expected timeframe, (iii) the potential that Monocle will be forced to liquidate if its initial business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter,

February 11, 2021), (iv) the restricted ability for Monocle to consider other business combinations unless the Amended and Restated Merger Agreement with AerSale is terminated, (v) the potential inability to satisfy the closing conditions set forth in the Amended and Restated Merger Agreement, (vi) the possibility of litigation challenging the Business Combination or that a law or order will be in effect enjoining or prohibiting the consummation of the Business Combination, (vii) the potential that Monocle Stockholders may fail to approve the Business Combination, (viii) the fees and expenses associated with consummating the Business Combination, (ix) the possibility that the COVID-19 pandemic impacts AerSale’s business more significantly than currently expected, and (x) the uncertainty associated with the projections and assumptions regarding the recovery in commercial aviation industry, which may not occur as expected and may materially differ from the assumptions used to prepare the AerSale financial projections.
The Monocle Board concluded that these risks could be managed or mitigated by Monocle or were unlikely to have a material impact on the Business Combination or Monocle, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Monocle and its stockholders. The Monocle Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by the Monocle Board is not intended to be exhaustive, but does set forth the principal factors considered by the Monocle Board.
Certain AerSale Historical and Projected Financial Information
Prior to the Monocle Board’s approval of the Amended and Restated Merger Agreement and the revised terms of the Business Combination on August 31, 2020, AerSale provided Monocle with its internally prepared historical financial information for the fiscal years ended December 31, 2017, December 31, 2018, December 31, 2019 and the six month period ended June 30, 2020, and projected financial information for the fiscal years ending December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025. The projected financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many material respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results.
The projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond AerSale’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” The projections reflect the consistent application of the accounting policies of AerSale and should be read in conjunction with the accounting policies included in Note B to the accompanying historical audited consolidated financial statements of AerSale included in this proxy statement/prospectus.
The financial projections are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond AerSale’s control. While all projections are necessarily speculative, AerSale believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that AerSale or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.
The projections were requested by, and disclosed to, Monocle for use as a component in its overall evaluation of AerSale, and are included in this proxy statement/prospectus because they were provided to the Monocle Board for its evaluation of the Business Combination.

Neither NewCo, Monocle nor AerSale is warranting nor has warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither NewCo, Monocle nor AerSale nor any of their representatives has made or makes any representation to any person regarding the ultimate performance of AerSale compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise such information to reflect circumstances existing after the date when such projections were provided to the Monocle Board in connection with its vote to approve the Business Combination, or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error, notwithstanding the update to the projections reflected in Note 2 to the table below. Accordingly, they should not be looked upon as “guidance” of any sort. NewCo will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.
The following projected financial information was prepared by AerSale. Certain public company cost assumptions reflected in the projections were provided by Monocle. AerSale’s independent registered public accounting firm (Grant Thornton LLP), has not examined, compiled or otherwise applied procedures with respect to the accompanying financial information presented below and, accordingly, expresses no opinion or any other form of assurance on it. The Grant Thornton LLP audit report included in this proxy statement/prospectus relates to historical financial information of AerSale as of December 31, 2018 and 2019 and for each of the two years in the period ended December 31, 2019. It does not extend to the following projected financial information and should not be read as if it does.
The key elements of the historical and projected financial information as of August 31, 2020, the date on which the Monocle Board approved the Business Combination, is summarized below:
	Historical	Projected	Forecasted				19A-24-F	20F-24F
	2019A	2020F(2)	2021F	2022F	2023F	2024F	CAGR	CAGR
Total Revenue	$304	$197	$307	$432	$513	$562	13.1%	30.0%
% Growth	28.5%	(35.4)%	56.2%	40.8%	18.6%	9.6%
Gross Profit	$85	$65	$98	$152	$176	$191	17.5%	30.7%
% Gross Margin	28.0%	33.2%	32.0%	35.1%	34.3%	33.9%
Operating Expenses & SG&A	$(56)	$(49)(3)	$(65)	$(80)	$(85)	$(88)	9.3%	15.6%
PF Adj. EBIT	$29	$16	$33	$72	$91	$103	29.2%	58.8%
% Margin	8.8%(4)	8.2%	10.9%	16.6%	17.7%	18.3%
PF Adj. EBITDA	$59	$42	$54	$101	$122	$135	17.7%	33.9%
% Margin	18.3%(3)	21.3%	17.6%	23.3%	23.8%	23.9%
Public Company Costs	$3	$3	$3	$3	$3	$3
EBITDA Adjustments	$(7)	—	—	—	—	—
Adj. EBITDA	$56(5)	$45	$57	$103	$125	$137	19.8%	32.4%
% Margin	18.3%	22.8%	18.5%	23.9%	24.4%	24.4%

(1)
2019A revenue and gross profit are presented as reported and not pro forma for acquisitions. PF Adj. EBITDA includes $2.9 million in cash public company costs, impact of the ACT and Qwest acquisitions, and a non-recurring adjustments of $7.0 million.

(2)
Excludes impairment costs of $20.0 million and includes $2.9 million in public company costs and $12.7 million of CARES Act Payroll Support Program proceeds.

(3)
Operating Expenses for 2020 include benefit of $12.7 million in CARES Act Payroll Support Program proceeds.

(4)
Percent margin calculated using 2019A PF Adj. Revenue.

(5)
Excludes pro forma impact of the ACT and Qwest acquisitions for 2019.

The projected financial information set forth in the tables above was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC with respect to prospective financial information, but, in the view of AerSale and Monocle, was prepared on a reasonable basis, based on the best available estimates and judgments, and presents, to the best of AerSale’s and Monocle’s management knowledge and belief at the time of its preparation, the expected future financial performance of AerSale. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither AerSale’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond AerSale’s control, such as the risks and uncertainties contained in the section entitled “Significant Risks and Uncertainties.” The material assumptions underlying the projections included the projected market growth rates for the commercial aviation aftermarket and the various segments which AerSale participates, availability of feedstock acquisition opportunities and the associated pricing, a review of the material aircraft and engine leasing contracts, projections for AerSale’s TechOps business including certain MRO opportunities, and a review of the profitability of the USM business. The financial projections for revenue and costs are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond AerSale’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections.
Reconciliation of Non-GAAP Measures
Adjusted Revenue, Pro Forma Adjusted Revenue, Adjusted EBITDA and Pro Forma Adjusted EBITDA. AerSale defines Adjusted Revenue as revenue after giving effect to the discontinued operations of a charter airline business sold in 2018 (the “AerLine Divestiture Adjustment”). AerSale defines Pro Forma Adjusted Revenue as Adjusted Revenue after giving effect to (i) pre-acquisition Avborne historical revenue as if Avborne were acquired on January 1, 2018 rather than its actual acquisition date of November 28, 2018, (ii) pre acquisition Qwest historical revenue as if Qwest were acquired on January 1, 2018 rather than its actual acquisition date of June 10, 2019 and (iii) pre-acquisition ACT historical revenue as if ACT were acquired January 1, 2018 rather than its actual acquisition date of January 7, 2020. AerSale defines Adjusted EBITDA as net income (loss) after giving effect to interest expense, depreciation and amortization, income tax expense (benefit), the AerLine Divestiture Adjustment, management fees, settlement of litigation against an airline, one-time adjustments and non-recurring items and normalization of redundant and/or outlier activities including out-of-period leasing revenues, acquisition expenses, normalized appraisal expenses and others. AerSale defines Pro Forma Adjusted EBITDA as Adjusted EBITDA after giving effect to (i) pre-acquisition Avborne historical EBITDA as if Avborne were acquired on January 1, 2018 rather than its actual acquisition date of November 28, 2018, (ii) pre acquisition Qwest historical EBITDA as if Qwest were acquired on January 1, 2018 rather than its actual acquisition date of June 10, 2019, (iii) pre-acquisition ACT historical EBITDA as if ACT were acquired January 1, 2018 rather than its actual acquisition date of January 7, 2020, and (iv) estimated public company costs.
Monocle and AerSale believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to AerSale’s financial condition and results of operations, especially when segregating the impact of mergers and acquisitions in the growth rates of such non-GAAP financial measures. AerSale’s management uses certain of these non-GAAP measures to compare AerSale’s performance to that of prior periods for trend analyses and for budgeting and planning purposes.
You should review AerSale’s audited financial statements, which are included in the proxy statement/prospectus to be delivered to Monocle’s stockholders, and not rely on any single financial measure to evaluate AerSale’s business. Other companies may calculate Adjusted Revenue, Pro Forma

Adjusted Revenue, Adjusted EBITDA and Pro Forma Adjusted EBITDA differently, and therefore AerSale’s Adjusted Revenue, Pro Forma Adjusted Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.
A reconciliation of non-GAAP information to their corresponding U.S. GAAP measures has been provided in the table below for the the six months ended June 30, 2020 and 2019 and the fiscal year ended December 31, 2019 and 2018. The following table reconciles AerSale’s historical reported revenue to Adjusted Revenue and Pro Forma Adjusted Revenue, and reconciled net income to Adjusted EBITDA and Pro Forma Adjusted EBITDA.
AERSALE CORP.
Reconciliation of Revenue to Adjusted Revenue and Pro Forma Adjusted Revenue
and Net Income to Adjusted EBITDA and Pro Forma Adjusted EBITDA
	Six Months Ended June 30,		FY Ending December 31st,
($ in millions)	2020	2019	2019	2018
Revenue, Net	$102.5	$115.2	$304.2	$290.7
AerLine Divestiture Adjustment(1)	—	—	—	(53.7)
Adjusted Revenue	$102.5	$115.2	$304.2	$237.0
Pre-Acquisition Avborne Revenue(2)	—	—	—	15.6
Pre-Acquisition Qwest Revenue(3)	—	10.8	10.8	19.0
Pre-Acquisition ACT Revenue(4)	—	5.4	9.9	7.9
Pro Forma Adjusted Revenue	102.5	131.4	324.9	$279.5
Reported Net Income / (Loss)	(6.9)	1.5	15.5	$48.0
Add-backs:
Total income from discontinued operations(5)	—	—	—	(21.3)
Interest Expense / (Income)	1.0	1.2	3.0	2.4
Depreciation and Amortization	14.6	13.5	30.1	29.8
Income Tax Expense / (Benefit)	(2.0)	0.4	4.2	(3.2)
AerLine Divestiture Adjustment(6)	—	—	—	(4.8)
Management Fees	—	0.3	0.6	0.6
Legal Settlement	—	—	—	(3.0)
Inventory Adjustment	12.9	—	—	—
Out of-period leasing revenue(7)	—	—	—	(1.6)
Equipment impairment	3.0	—	—	—
One-time adjustments and non-recurring items(8)	0.2	0.7	3.6	0.9
Adjusted EBITDA	$23.0	$17.6	$56.9	$47.8
Pre-Acquisition Avborne EBITDA(9)	—	—	—	1.1
Pre-Acquisition Qwest EBITDA(10)	—	2.3	2.3	4.2
Pre-Acquisition ACT EBITDA(11)	—	2.2	3.8	3.2
Public Company Costs	(1.4)	(1.4)	(2.8)	(2.8)
Pro Forma Adjusted EBITDA	$21.6	$20.7	$60.2	$53.5

(1)
Reflects 2019 revenue generated by AerSale from the sale of the majority of the asset fleet previously leased to AerLine.

(2)
Reflects pre-acquisition Avborne historical revenue as if Avborne were acquired on January 1, 2018 rather than its actual acquisition date of November 28, 2018. For 2018, this reflects Avborne historical revenue from January 1, 2018 through November 27, 2018.

(3)
Reflects pre-acquisition Qwest historical revenue as if Qwest were acquired on January 1, 2018 rather than its actual acquisition date of June 10, 2019. For 2018, this reflects full-year Qwest historical revenue. For 2019, this reflects the Qwest historical revenue from January 1, 2019 through June 9, 2019.

(4)
Reflects pre-acquisition ACT historical revenue as if ACT were acquired on January 1, 2018 rather than its actual acquisition date of January 7, 2020. For 2020, ACT recognized immaterial historical revenue from January 1, 2020 through January 7, 2020 and therefore it is not reflected.

(5)
Reflects the results of discontinued operations due to the deconsolidation of AerLine, a variable interest entity consolidated with AerSale from January 1, 2018 to August 31, 2018.

(6)
Reflects (i) the capitalized heavy maintenance cost written-off by AerLine as part of the sale of the related asset fleet, currently recorded in discontinued operations, equal to $3.2 million, and (ii) the margin generated from the sale of the majority of the asset fleet that AerSale previously leased to AerLine, equal to $1.6 million.

(7)
Reflects collections of rents not recognized due to collection risk, which are related to periods not being presented.

(8)
Reflects items identified as non-recurring or non-operating in nature and normalization of redundant and/or outlier activities. For all periods presented, this caption includes balances presented in Other Income (Expenses), Net; as well as consulting costs incurred in association with the Business Combination for the year ended December 31, 2019; and business acquisition expenses for the year ended December 31, 2018.

(9)
Reflects pre-acquisition Avborne historical EBITDA as if Avborne were acquired on January 1, 2018 rather than its actual acquisition date of November 28, 2018. For 2018, this reflects Avborne historical EBITDA from January 1, 2018 through November 27, 2018.

(10)
Reflects pre-acquisition Qwest historical EBITDA as if Qwest were acquired on January 1, 2018 rather than its actual acquisition date of June 10, 2019. For 2018, this reflects full-year Qwest historical EBITDA. For 2019, this reflects the Qwest historical EBITDA from January 1, 2019 through June 9, 2019.

(11)
Reflects pre-acquisition ACT historical EBITDA as if ACT were acquired on January 1, 2018 rather than its actual acquisition date of January 7, 2020. For 2020, ACT reported immaterial historical EBITDA from January 1, 2020 through January 7, 2020 and therefore it is not reflected.

A reconciliation of non-GAAP information to their corresponding GAAP measures has been provided in the table below for the projected periods of 2020 to 2024. The table reconciles AerSale’s projected Operating Income to Pro Forma Adjusted EBITDA.
($ in millions)	2020E	2021E	2022E	2023E	2024E
GAAP Operating Income	$(13.0)	$36.9	$75.2	$94.6	$106.6
(+) Depreciation & Amortization	25.0	19.8	28.2	30.4	30.9
(+) EBITDA Adjustment	32.7	—	—	—	—
Adjusted EBITDA(1)	$44.7	$56.7	$103.4	$125.0	$137.5
(-) Pro Forma Public Company Incremental Expenses	(2.8)	(2.8)	(2.8)	(2.8)	(2.8)
Pro Forma Adjusted EBITDA	$41.9	$53.9	$100.6	$122.2	$134.7

Note: Numbers may not add due to rounding.
(1)
EBITDA adjusted for Leonard Green & Partners, L.P. management fees, sublease revenue, impairment costs and non-recurring items, and acquisition related transactions items in the periods 2020E and forward.

Satisfaction of 80% Test
Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. As of the date of the execution of the Amended and Restated Merger Agreement, the balance of the funds in the Trust Account was approximately $177 million and 80% thereof represents approximately $142 million. In reaching its conclusion on the 80% asset test, the Monocle Board used a fair market value of $358 million for AerSale, which was implied based on the terms of the Business Combination agreed to by parties in negotiating the Amended and Restated Merger Agreement, based on adding (i) the Merger Consideration valued at $315 million and (ii) the Earnout Shares valued at $43 million.
The parties to the Amended and Restated Merger Agreement considered factors such as AerSale’s historical financial results, the future growth outlook and financial plan, as well as valuations and trading of publicly traded companies in similar and adjacent sectors. The Monocle Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arm’s-length, was fair to and in the best interests of Monocle and its stockholders. The Monocle Board based this conclusion on (i) a comparison of (a) the ratio of the anticipated AerSale transaction enterprise value over projected Adjusted EBITDA of 6.6x for the fiscal year ending December 31, 2021, based on a $358 million anticipated enterprise value of (including contingent consideration), to (b) the median enterprise value over projected Adjusted EBITDA for publicly traded aerospace peers of approximately 10.5x for the year ending December 31, 2021, and (ii) a range of qualitative and quantitative factors such as AerSale’s leadership position, management experience, Adjusted EBITDA growth, strong operating metrics, and future growth opportunities.
The Monocle Board determined that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of AerSale met the 80% requirement. Based on the fact that the $358 million fair market value of AerSale as described above, is in excess of the threshold of approximately $142 million, representing 80% of the balance of the funds in the Trust Account, the Monocle Board determined that the fair market value of AerSale was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was met.
Interests of Certain Persons in the Business Combination
In considering the recommendation of the Monocle Board to vote in favor of the Business Combination, stockholders should be aware that our Sponsor and certain members of the Monocle Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. The Monocle Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.
These interests include, among other things:
•
the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
the fact that our Founders paid an aggregate of $25,000 for the Founder Shares, of which they subsequently agreed to forfeit 1,725,000 Founder Shares at the Closing of the Business Combination and agreed to subject 1,940,625 of the Remaining Founder Shares to the price-based vesting requirements described in the section entitled “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.” The Unvested Founder Shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $19.9 million based on the closing price of our public shares on the Nasdaq Capital Market on September 11, 2020, but, given the restrictions on such shares, we believe such shares have less value;

•
the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private shares if we fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);
•
the fact that our Founders paid an aggregate of $7,175,000 for 717,500 private units, each of which consist of one private share and one private warrant, and that the related private warrants will expire worthless if a business combination is not consummated by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

•
the right of our Sponsor and independent directors to receive shares of NewCo Common Stock in connection with the Business Combination and upon exercise of their private warrants following the Business Combination, subject to certain lock-up periods;

•
in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public share by the claims of prospective target businesses with which we have entered into an acquisition agreement or by the claims of any third-party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the anticipated continuation of certain of our existing directors as directors of the post-combination company;

•
the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•
the fact that our Initial Stockholders may not participate in the formation of, or become a director or officer of, any other blank check company until we (i) have entered into a definitive agreement regarding an initial business combination or (ii) fail to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination.
Potential Purchases of Public Shares
In connection with the stockholder vote to approve the Business Combination, our Sponsor, directors or officers or their respective Affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective Affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their Affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination.

Total Shares to Be Issued in the Business Combination
	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Monocle’s public stockholders	40.6%	18.9%
Initial Stockholders and Cowen	3.2%	3.5%
AerSale Management(2)	5.2%	7.3%
LGP	48.7%	67.2%
Florida Growth Fund	2.2%	3.1%

Note: Figures may not sum to 100% due to rounding.
(1)
This calculation assumes holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 public shares, elect to have their shares redeemed upon consummation of the Business Combination, which represents the maximum number of shares that can be redeemed so as not to cause Available Closing Cash Amount to be less than $75 million (a condition to the obligations of both Monocle and AerSale to complete the Business Combination).

(2)
Includes the SAR Holders.

The ownership percentages with respect to NewCo following the Business Combination do not take into account (a) the NewCo Common Stock issuable to the holders of the NewCo Warrants outstanding immediately following the Business Combination, (b) the issuance of any Earnout Shares pursuant to the Amended and Restated Merger Agreement, (c) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex B or the Employee Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, (d) the Unvested Founder Shares (which are issued but subject to vesting under the Amended and Restated Founder Shares Agreement) and (e) the potential elections by any AerSale Stockholders to receive all of their Merger Consideration in the form of NewCo Common Stock, but do include the Remaining Founder Shares other than the Unvested Founder Shares. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Public Float”, “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Proposal — Related Agreements — Amended and Restated Founder Shares Agreement.”
Sources and Uses for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination (all numbers in millions):
Sources & Uses
(No Redemption Scenario — assuming no redemptions of the outstanding shares of
Monocle Common Stock by Monocle’s stockholders)
Sources		Uses
Monocle Cash in Trust Account	$177	Cash Consideration to Existing AerSale Stockholders	$76
Common Stock Issued to Existing AerSale Stockholders	241	Common Stock Issued to Existing AerSale Stockholders	241
Cash on Balance Sheet	52	Estimated Fees & Expenses	25
		Cash to AerSale Balance Sheet at Closing	128
Total Sources	$470	Total Uses	$470

Sources & Uses
(Maximum Redemption Scenario — assuming redemptions of 57.6% of the outstanding shares of
Monocle Common Stock by Monocle’s stockholders)
Sources		Uses
Monocle Cash in Trust Account(1)	$75	Cash Consideration to Existing AerSale Stockholders	$15
Common Stock Issued to Existing AerSale Stockholders	302	Common Stock Issued to Existing AerSale Stockholders	302
Cash on Balance Sheet	52	Estimated Fees & Expenses	25
		Cash to AerSale Balance Sheet at Closing	87
Total Sources	$429	Total Uses	$429

(1)
Represents Monocle Cash in Trust Account required to close based on funding available.

Board of Directors of NewCo following the Business Combination
Upon consummation of the Business Combination, the NewCo Board is expected to consist of nine directors, with one class of directors whose term will continue to the 2021 annual meeting of NewCo Stockholders following the date of the Closing, and, thereafter, all directors will be elected annually and shall be elected for one year terms expiring at the next annual meeting of NewCo Stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Monocle believes it is in the best interests of its stockholders to allow stockholders to vote upon the election of newly appointed directors.
We currently expect that these nine members will consist of: Nicolas Finazzo, Robert B. Nichols, Jonathan Seiffer, Peter Nolan, Michael Kirton, Eric J. Zahler, Sai S. Devabhaktuni, Richard J. Townsend and Gen. (Ret.) C. Robert Kehler.
Certificate of Incorporation; Bylaws
Pursuant to the terms of the Amended and Restated Merger Agreement, upon the Closing, the NewCo Charter will be amended to:
•
rename the new public company as “AerSale Corporation”; and

•
to include certain provisions customary for public companies.

The NewCo Bylaws and the NewCo Charter will be filed as exhibits to NewCo’s registration statement on Form S-4 of which this proxy statement/prospectus is a part.
Name; Headquarters
After completion of the Business Combination, NewCo will own directly or indirectly all of the equity in AerSale and Monocle and NewCo’s name will be changed to “AerSale Corporation.” The corporate headquarters of AerSale Corporation will be located at 121 Alhambra Plaza, Suite 1700, Coral Gables, FL 33134.
Redemption Rights
Pursuant to the Monocle Charter, we are providing our public stockholders with the opportunity to redeem, upon the consummation of the Business Combination, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of June 30, 2020, the estimated per share redemption price would have been approximately $10.265. Public stockholders may elect to redeem their shares even if they vote “FOR” the Business Combination.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)   (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)   prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to Continental Stock Transfer & Trust Company, Monocle’s transfer agent (the “Transfer Agent”), that Monocle redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.
A public stockholder, together with any of his, her or its Affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of Monocle Common Stock included in the units sold in our IPO. We have no specified maximum redemption threshold under the Monocle Charter, other than the aforementioned 15% threshold, except that in no event will we redeem shares of Monocle Common Stock in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of public shares by our public stockholders will reduce the amount in our Trust Account. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination.
Please see the section entitled “Special Meeting of Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Appraisal Rights
Appraisal rights are not available to our stockholders in connection with the Business Combination.
Accounting Treatment
The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting, Monocle will be treated as the “acquired” company for financial reporting purposes. The determination that AerSale is the “acquiring” company for financial reporting purposes is primarily based on AerSale shareholders comprising a majority of the voting power of the combined company, AerSale senior management comprising all of the senior management of the combined company, a former AerSale shareholder having the largest voting interest in the combined company by a significant amount, AerSale’s operations comprising the ongoing operations of the combined company, one former AerSale shareholder having the ability to designate four directors to the combined company’s board and two former AerSale shareholders being nominated to the combined company’s board (which such six directors is more than Monocle has the ability to designate), and AerSale assets constituting the majority of the assets of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AerSale issuing stock for the net assets of Monocle, accompanied by a recapitalization. In accordance with U.S. GAAP, the net assets of Monocle will be stated at historical cost, with no goodwill or other intangible assets recorded as the transaction represents a “reverse merger”. Operations prior to the Business Combination will be those of AerSale.
Material United States Federal Income Tax Considerations
The following is a discussion of certain material U.S. federal income tax considerations for Monocle Stockholders and holders of Monocle Warrants related to (i) electing to have their Monocle Common Stock redeemed for cash if the Business Combination is completed, (ii) the Business Combination, and (iii) the ownership and disposition of Monocle Common Stock and Monocle Warrants, as well as material U.S. federal income tax considerations for NewCo Stockholders after the Business Combination. This discussion applies only to shares of Monocle Common Stock or Monocle Warrants or shares of NewCo Common Stock or NewCo Warrants that are held as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion is general in nature and does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:
•
financial institutions;

•
controlled foreign corporations or passive foreign investment companies;

•
persons liable for alternative minimum tax;

•
persons who hold or receive Monocle Common Stock or Monocle Warrants pursuant to the exercise of any employee stock option or otherwise as compensation;

•
individual retirement and other tax-deferred accounts;

•
mutual funds or pension plans;

•
trusts and estates;

•
U.S. expatriates, investors subject to the U.S. “inversion” rules, and Non-U.S. holders (as defined below, and except as otherwise discussed below);

•
insurance companies, real estate investment trusts, or regulated investment companies;

•
dealers in securities;

•
traders in securities subject to a mark-to-market method of accounting with respect to shares of Monocle Common Stock or Monocle Warrants;

•
persons holding Monocle Common Stock or Monocle Warrants as part of a “straddle,” hedge, integrated transaction or similar transaction;

•
persons that actually or constructively hold or have held more than five percent (5%) of the Monocle Common Stock;

•
U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•
partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of a partnership, S corporation or other pass-through entity;

•
tax-exempt entities;

•
governmental organizations and “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of income relating to Monocle Common Stock or Monocle Warrants, or NewCo Common Stock or NewCo Warrants being taken into account in an applicable financial statement.

If you are a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes), the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which may affect the tax consequences described herein. Monocle has not and does not intend to seek any rulings from the IRS regarding any of the tax consequences described herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
You are urged to consult your tax advisor with respect to the application of U.S. federal tax Laws to your particular situation, as well as any tax consequences arising under the Laws of any state, local or foreign jurisdiction.
Redemption of Monocle Common Stock.   In the event that a holder’s shares of Monocle Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Monocle Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Monocle Common Stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.” If the redemption does not qualify as a sale of shares of Monocle Common Stock, Monocle Stockholders will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.”
Whether a redemption of Monocle Common Stock qualifies for sale treatment will depend largely on the total number of shares of Monocle Common Stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder before the redemption as a result of directly or constructively owned Monocle Warrants and, after the redemption, as a result of directly or constructively owned NewCo Common Stock or NewCo Warrants acquired pursuant to the Business Combination) relative to all Monocle Common Stock outstanding both before and after the redemption. The redemption of Monocle Common Stock generally will be treated as a sale of Monocle Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests results in a redemption qualifying for sale treatment, a holder takes into account not only Monocle Common Stock actually owned by the holder, but also Monocle Common Stock that is constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Monocle Common Stock that could be acquired pursuant to the exercise of the Monocle Warrants. Moreover, any Monocle Common Stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Monocle Common Stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption. There will be a complete termination of a holder’s interest if either (i) all of the Monocle Common Stock actually and constructively owned by the holder is redeemed or (ii) all of the Monocle Common Stock actually owned by the holder is redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of Monocle Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Monocle Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Monocle Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its Monocle Warrants or possibly in other stock constructively owned by it.
A holder should consult with its own tax advisors as to the tax consequences of a redemption.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Monocle Common Stock or Monocle Warrants, or NewCo Common Stock or NewCo Warrants that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the Laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

Tax Consequences of the Business Combination to Monocle Stockholders.   Subject to the limitations set forth above under “Material United States Federal Income Tax Considerations,” the discussion in this section entitled “Material United States Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the Business Combination to Monocle Stockholders” constitutes the opinion of Cadwalader, Wickersham & Taft LLP as to the material U.S. federal income tax consequences of the Business Combination to U.S. holders of Monocle Common Stock that exchange their Monocle shares for NewCo Common Stock pursuant to the Business Combination. It is intended that the Business Combination transactions constitute a tax-deferred transaction under Section 351 of the Code. However, there is some uncertainty regarding whether the Business Combination will qualify for such treatment because there is no authority directly on point with respect to a transaction involving the same facts. In addition, neither the obligation of Monocle nor the obligation of AerSale to complete the Business Combination is conditioned upon the receipt of an opinion from its counsel confirming whether the Business Combination will so qualify. Moreover, none of Monocle, AerSale, or Leonard Green & Partners, L.P. (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. As such, there can be no assurance that the IRS will not successfully challenge this position.
Subject to the discussion below, if the Business Combination qualifies as tax-deferred under Section 351 of the Code, no gain or loss will be recognized by the Monocle Stockholders who exchange Monocle Common Stock solely for NewCo Common Stock pursuant to the First Merger. Accordingly, the adjusted tax basis of the shares of NewCo Common Stock received by such a Monocle Stockholder in the First Merger will be the same as the adjusted tax basis of the Monocle Common Stock surrendered in exchange therefor. In addition, the holding period of the shares of NewCo Common Stock received in the First Merger by such a Monocle Stockholder will include the period during which such shares of Monocle Common Stock were held on the date of the First Merger. Every “significant transferor” pursuant to the exchange must include a statement on or with such transferor’s income tax return for the taxable year of the exchange. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owned at least five percent (5%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (1%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the NewCo Common Stock will be publicly traded for this purpose.
If the Business Combination does not qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes, then a U.S. holder of Monocle Common Stock that exchanges such Monocle Common Stock for NewCo Common Stock pursuant to the Business Combination generally will be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value of the NewCo Common Stock received by such U.S. holder in the Business Combination and (ii) such U.S. holder’s adjusted tax basis in the Monocle Common Stock exchanged therefor. A U.S. holder would have an aggregate tax basis in any NewCo Common Stock received in the Business Combination that is equal to the fair market value of such NewCo Common Stock as of the effective date of the Business Combination, and the holding period of such NewCo Common Stock would begin on the date after the Business Combination.
Notwithstanding the foregoing, there is a risk that a U.S. holder of Monocle Common Stock will be taxed at ordinary income rates to the extent the stockholder is deemed to receive NewCo Common Stock other than as consideration for the stockholder’s Monocle Common Stock surrendered in the First Merger. In this regard, in Revenue Ruling 73-233, the IRS ruled that certain stockholders of an acquired company recognized ordinary income upon the receipt of merger consideration in excess of their pro rata share of the aggregate consideration paid by the acquiring corporation in a circumstance where the excess consideration was paid to such stockholders to induce them to vote for the transaction. The Founders will forfeit a portion of their Monocle Common Stock under the Amended and Restated Founder Shares Agreement, and the public Monocle Stockholders will receive a larger portion of the NewCo Common Stock than they would if the NewCo Common Stock were issued to Monocle Stockholders in proportion to their current ownership of Monocle Common Stock. On this basis, the IRS may seek to treat a portion of the NewCo Common Stock received by the public Monocle Stockholders as ordinary income taxable to the public Monocle Stockholders. Monocle and NewCo intend to treat all of the NewCo Common Stock as received by the public Monocle Stockholders as consideration for their Monocle Common Stock surrendered in the First Merger, giving rise to the income tax consequences described above. However, the scope of Revenue Ruling 73-233 is uncertain and there is a lack of other definitive authority. Monocle has not received an opinion regarding the issues described in this paragraph and there can be no assurance that the IRS will not seek to challenge Monocle’s position. U.S. holders of Monocle Common Stock are urged to consult with their tax advisors regarding these issues.
Tax Consequences of the Business Combination to Monocle Warrant Holders.   The Monocle Warrants are currently exercisable for one share each of Monocle Common Stock and will be exchanged in the First Merger for NewCo Warrants exercisable for one share each of NewCo Common Stock following the Business Combination. Subject to the limitations set forth above under “Material United States Federal Income Tax Considerations,” the discussion in this section entitled “Material United States Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the Business Combination to Monocle Warrant Holders” constitutes the opinion of Cadwalader, Wickersham & Taft LLP as to the material U.S. federal income tax consequences of the Business Combination to U.S. holders of Monocle Warrants that exchange such warrants for NewCo Warrants pursuant to the Business Combination. It is intended that the First Merger qualify as a tax-deferred transaction under Section 368 of the Code. However, the requirements for qualification of the First Merger as a tax-deferred “reorganization” under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as a tax-deferred transaction under Section 351 of the Code and there can be no assurance that the IRS will not successfully challenge the qualification of the First Merger under Section 368 of the Code. In addition, neither the obligation of Monocle nor the obligation of AerSale to complete the Business Combination is conditioned upon the receipt of an opinion from its counsel confirming whether the First Merger will so qualify. Moreover, none of Monocle, AerSale, or Leonard Green & Partners, L.P. (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the First Merger. As such, there can be no assurance that the IRS will not successfully challenge this position.
If the First Merger so qualifies, a holder of Monocle Warrants would not recognize any gain or loss on the exchange of Monocle Warrants for NewCo Warrants pursuant to the First Merger and such holder’s basis in the NewCo Warrants received would be equal to the holder’s basis in its Monocle Warrants exchanged.
If the First Merger is not governed by Section 368 of the Code, a Monocle Warrant holder who does not also own Monocle Common Stock would recognize gain or loss in an amount equal to the difference between the fair market value of the NewCo Warrants received and such holder’s tax basis in the Monocle Warrants exchanged. Any such gain would generally be long-term capital gain if the holder’s holding period for Monocle Common Stock and Monocle Warrants (or just Monocle Warrants as the case may be) was more than one year at the time of the First Merger and the holder would start a new holding period in the NewCo Warrants. In that case, the holder’s tax basis in the NewCo Warrants received in the exchange would be equal to the fair market value of such NewCo Warrants at the time of the First Merger.
Taxation of Distributions.   If our redemption of a U.S. holder’s shares of Monocle Common Stock is treated as a distribution, as discussed above under the section entitled “Redemption of Monocle Common Stock,” and in the event of any future distributions with respect to NewCo Common Stock, such distributions generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our (or NewCo’s, as the case may be) current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Monocle Common Stock or NewCo Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Monocle Common Stock or NewCo Common Stock and will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.”
Dividends paid to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the

Monocle Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.   If our redemption of a U.S. holder’s shares of Monocle Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “Redemption of Monocle Common Stock,” and in the event of any future sale or other taxable disposition of NewCo Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of Monocle Common Stock or NewCo Common Stock redeemed or sold or exchanged. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Monocle Common Stock or NewCo Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Monocle Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Monocle Common Stock or NewCo Common Stock so disposed of. A U.S. holder’s adjusted tax basis in its Monocle Common Stock or NewCo Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Monocle Common Stock or NewCo Common Stock treated as a return of capital.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of Monocle Common Stock or Monocle Warrants or NewCo Common Stock or NewCo Warrants that is, for U.S. federal income tax purposes:
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a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

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a foreign corporation; or

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an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor.
Tax Consequences of the Business Combination.   Subject to the limitations set forth above under “Material United States Federal Income Tax Considerations,” the discussion in this section entitled “Material United States Federal Income Tax Considerations — Non-U.S. Holders — Tax Consequences of the Business Combination” constitutes the opinion of Cadwalader, Wickersham & Taft LLP as to the material U.S. federal income tax consequences of the Business Combination to Non-U.S. holders of Monocle Common Stock that exchange their Monocle shares for NewCo Common Stock pursuant to the Business Combination.
As described above under the section titled “Material United States Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the Business Combination to Monocle Stockholders,” it is intended that the Business Combination constitute a tax-deferred transaction under Section 351 of the Code. However, there is some uncertainty regarding whether the Business Combination will qualify for such treatment because there is no authority directly on point with respect to a transaction involving the same facts. In addition, neither the obligation of Monocle nor the obligation of AerSale to complete the Business Combination is conditioned upon the receipt of an opinion from its counsel confirming whether the Business Combination will so qualify. Moreover, none of Monocle, AerSale, or Leonard Green & Partners, L.P. (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. As such, there can be no assurance that the IRS will not successfully challenge this position.
If the Business Combination qualifies as tax-deferred under Section 351 of the Code, no gain or loss will be recognized by the Non-U.S. holders who exchange Monocle Common Stock solely for NewCo Common Stock pursuant to the First Merger. Otherwise, gain recognition may be required as discussed below under the section titled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.” It is intended the exchange of Monocle Warrants for NewCo Warrants pursuant to the First Merger qualify as a tax-deferred transaction under Section 368 of the Code. If the exchange so qualifies, a holder will not recognize any gain or loss on the exchange of warrants. If not, the tax consequences should follow those described under the section titled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.”
Taxation of Distributions.   If our redemption of a Non-U.S. holder’s shares of Monocle Common Stock is treated as a distribution, as discussed above under the section entitled “Redemption of Monocle Common Stock,” and in the event of any future distributions with respect to NewCo Common Stock, to the extent paid out of our (or NewCo’s, as the case may be) current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will generally constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will generally be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Monocle Common Stock or NewCo Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Monocle Common Stock or NewCo Common Stock, which will be treated as described below under the section entitled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.”
The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.   If our redemption of a Non-U.S. holder’s shares of Monocle Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “Redemption of Monocle Common Stock,” and in the event of any future sale or other taxable disposition of NewCo Common Stock, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of Monocle Common Stock or NewCo Common Stock, unless:
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the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

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we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Monocle Common Stock or NewCo Common Stock; or

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the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the redemption takes place and certain other conditions are met, in which case the Non-U.S. holder will be subject to a thirty percent (30%) tax on the individual’s net capital gain for the year.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower applicable treaty rate).
If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, taxable exchange or other taxable disposition of shares of Monocle Common Stock or NewCo Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of Monocle Common Stock or NewCo Common Stock (we would be treated as a buyer with respect to a redemption of Monocle Common Stock) may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition.
Information Reporting and Backup Withholding.   Information returns will be filed with the IRS in connection with payments resulting from our redemption of shares of Monocle Common Stock, future sale, taxable exchange, or other taxable disposition of shares of NewCo Common Stock, or the payment of dividends. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
All Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding rules to them.
FATCA Withholding Taxes.   Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on Monocle Common Stock or NewCo Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury regulations and administrative guidance, the withholding provisions described above are in effect with respect to actual or deemed payments of dividends. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on dividends paid or deemed paid on Monocle Common Stock or NewCo Common Stock.
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30 day waiting period following the filing of the required notification and report forms with the Antitrust Division and the FTC or until early termination is granted. On or about December 13, 2019, Monocle and AerSale filed the required forms under the HSR Act with the Antitrust Division and the FTC. On December 23, 2019, the FTC granted early termination of the waiting period under the HSR Act.
At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other Government Authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither Monocle nor AerSale is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Amended and Restated Merger Agreement and the Business Combination) will be adopted and approved at the Special Meeting only if the majority of the outstanding shares of Monocle Common Stock are voted “FOR” the Business Combination Proposal. A stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote against the Business Combination Proposal.
As of the date of this proxy statement/prospectus, our Initial Stockholders have agreed to vote any shares of Monocle Common Stock owned by them in favor of the Business Combination. As of the date hereof, our Initial Stockholders own approximately 22.6% of our issued and outstanding shares of Monocle Common Stock and have not purchased any public shares, but may do so at any time.
The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. The Incentive Plan Proposal and the Employee Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
It is important for you to note that in the event either of the Business Combination Proposal or the Nasdaq Proposal does not receive the requisite vote for approval, then Monocle will not consummate the Business Combination. In the event Monocle does not consummate the Business Combination and fails to complete an initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021), Monocle will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.
Recommendation of the Monocle Board
THE MONOCLE BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE NASDAQ PROPOSAL
Overview
In connection with the Business Combination, Monocle intends to issue (subject to customary terms and conditions, including the Closing): (a) up to 30,215,625 shares of NewCo Common Stock to the AerSale Stockholders and SAR Holders and (b) up to 3,646,875 additional shares of NewCo Common Stock, in the aggregate, to AerSale Common Stock holders and the holders of In-the-Money SARs as earn-out consideration in connection with the Business Combination.
Why Monocle Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a) and (d).
Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
In connection with the Business Combination, pursuant to the Amended and Restated Merger Agreement, NewCo may issue, as successor to Monocle, NewCo Common Stock in the Business Combination in an amount equal to 20% or more of the amount of issued and outstanding Monocle Common Stock immediately prior to the issuance.
Effect of Proposal on Current Stockholders
If the Nasdaq Proposal is adopted, up to approximately 30,215,625 shares of NewCo Common Stock may be issued to AerSale Stockholders and SAR Holders pursuant to the terms of the Amended and Restated Merger Agreement, which would result in significant dilution to our stockholders, and would afford our stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of NewCo than our stockholders currently hold in Monocle.
In the event that this proposal is not approved by Monocle Stockholders, the Business Combination may not be consummated.
Vote Required for Approval
Approval of the Nasdaq Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is otherwise established, failure to vote, abstentions and broker non-votes will have no effect on the outcome of any vote on the Nasdaq Proposal.
The Nasdaq Proposal is conditioned upon the approval and completion of the Business Combination Proposal. If the Business Combination Proposal is not approved, the Nasdaq Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Monocle Board
THE MONOCLE BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

THE INCENTIVE PLAN PROPOSAL
Summary and Purpose
As noted above, in connection with the Business Combination, the NewCo Board expects to adopt, subject to the approval of the Monocle Stockholders at the Special Meeting, the 2020 Equity Incentive Plan. The purpose of the 2020 Equity Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby NewCo’s and its Subsidiaries’, including AerSale, directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us through the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, and other equity-based awards, or be paid incentive compensation, including incentive compensation measured by reference to the value of NewCo’s shares of NewCo Common Stock, thereby strengthening their commitment to our welfare and aligning their interests with those of the NewCo Stockholders.
Set forth below is a summary of the material terms of the 2020 Equity Incentive Plan, which is qualified in its entirety by reference to the specific language of the 2020 Equity Incentive Plan, a copy of which is attached as Annex B. If approved by the Monocle Stockholders at the Special Meeting, the 2020 Equity Incentive Plan will become effective upon the consummation of the Business Combination. The Monocle Board is recommending that the Monocle Stockholders approve the Incentive Plan Proposal to adopt the 2020 Equity Incentive Plan, as more fully described below.
Administration
The 2020 Equity Incentive Plan will be administered by the Compensation Committee of the NewCo Board, or any properly delegated subcommittee thereof, or if no such committee or subcommittee exists, the NewCo Board (such administering body referred to herein, for purposes of this description of the 2020 Equity Incentive Plan, as the “Compensation Committee”). Except to the extent prohibited by applicable Law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which NewCo’s securities are listed or traded, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2020 Equity Incentive Plan. Notwithstanding the foregoing, the full NewCo Board will act as the administering body for the 2020 Equity Incentive Plan with respect to eligible non-employee directors of AerSale or any of its subsidiaries. The Compensation Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of NewCo Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of NewCo Common Stock, other securities, other awards, or other property, or cancelled, forfeited, or suspended, and the method or methods by which awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of NewCo Common Stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Compensation Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the 2020 Equity Incentive Plan and any instrument or agreement relating to, or award granted under, the 2020 Equity Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee may deem appropriate for the proper administration of the 2020 Equity Incentive Plan; and (ix) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2020 Equity Incentive Plan. Unless otherwise expressly provided in the 2020 Equity Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2020 Equity Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2020 Equity Incentive Plan are within the sole discretion of the Compensation Committee, may be made at any time, and are final, conclusive, and binding upon all persons or entities, including, without limitation, NewCo, any participant, any holder or beneficiary of any award, and any of NewCo Stockholders.

Awards Subject to the 2020 Equity Incentive Plan
The 2020 Equity Incentive Plan provides that the total number of shares of NewCo Common Stock that may be issued under the 2020 Equity Incentive Plan is 4,200,000, or the “Absolute Share Limit.” Of this amount, the maximum number of shares of NewCo Common Stock for which incentive stock options may be granted is equal to the Absolute Share Limit; and during a single fiscal year, each non-employee director shall be granted a number of shares of NewCo Common Stock subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to a total value of $300,000 or such lower amount as determined by the NewCo Board. Except for “Substitute Awards” (as described below), to the extent that an award expires or is cancelled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of shares of NewCo Common Stock to which the award related, the unissued shares will again be available for grant under the 2020 Equity Incentive Plan. Shares of NewCo Common Stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of the 2020 Equity Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the 2020 Equity Incentive Plan subject to NewCo Stockholder approval under any then-applicable rules of the national securities exchange on which the NewCo Common Stock is listed. No award may be granted under the 2020 Equity Incentive Plan after the tenth anniversary of the effective date of the Business Combination, but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by NewCo or with which NewCo combines, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.
It is anticipated that the Absolute Share Limit will be sufficient to provide approximately three years of equity-based awards to the AerSale’s employees, non-employee directors, and eligible consultants and advisors.
Eligibility and Participation
Employees, directors, officers, consultants, and advisors of NewCo and its subsidiaries are eligible to receive awards under the 2020 Equity Incentive Plan. NewCo estimates that, immediately following the Closing, approximately 424 employees (including executive officers), 7 non-employee directors, and 0 consultants/advisors will be eligible to participate in the 2020 Equity Incentive Plan. The Compensation Committee (or the NewCo Board, with respect to non-employee directors) will determine who will receive awards, and the terms associated with each award, in its discretion from time to time, subject to the terms of the 2020 Equity Incentive Plan.
Forms of Awards
Options.   Under the 2020 Equity Incentive Plan, the Compensation Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2020 Equity Incentive Plan; provided, that all stock options granted under the 2020 Equity Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of the shares of NewCo Common Stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2020 Equity Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code.

However, if a non-qualified stock option would expire at a time when trading of NewCo’s shares of NewCo Common Stock is prohibited by NewCo’s insider trading policy (or “blackout period” imposed by NewCo), the term will automatically be extended to the 30th day following the end of such period. Unless otherwise provided by the Compensation Committee, the purchase price for the shares of NewCo Common Stock as to which a stock option is exercised may be paid to NewCo, to the extent permitted by Law, (i) in cash, check, cash equivalent, and/or shares of NewCo Common Stock valued at the fair market value at the time the option is exercised; provided, that such shares of NewCo Common Stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Compensation Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (ii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of NewCo Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which NewCo is delivered (including telephonically to the extent permitted by the Compensation Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of NewCo Common Stock otherwise issuable upon the exercise of the option and to deliver promptly to NewCo an amount equal to the exercise price, or (c) a “net exercise” procedure effected by withholding the minimum number of shares of NewCo Common Stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of NewCo Common Stock shall be settled in cash. Unless otherwise provided by the Compensation Committee, in the event that NewCo terminates a participant’s employment for Cause (as defined in the 2020 Equity Incentive Plan), all of such participant’s outstanding stock options shall immediately terminate and expire.
Stock Appreciation Rights.   The Compensation Committee may grant stock appreciation rights (“NewCo SARs”) under the 2020 Equity Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2020 Equity Incentive Plan. The Compensation Committee may award NewCo SARs in tandem with options, and may also award NewCo SARs independent of any option. Generally, each NewCo SAR will entitle the participant upon exercise to an amount (in cash, shares of NewCo Common Stock or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of NewCo Common Stock over (b) the strike price per share of NewCo Common Stock covered by the NewCo SAR, times (ii) the number of shares of NewCo Common Stock covered by the NewCo SAR, less any taxes required to be withheld. The strike price per share of NewCo Common Stock covered by a NewCo SAR will be determined by the Compensation Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of NewCo Common Stock on the date the NewCo SAR is granted (other than in the case of NewCo SARs that are Substitute Awards). Unless otherwise provided by the Compensation Committee, in the event that NewCo terminates a participant’s employment for Cause, all of such participant’s outstanding NewCo SARs shall immediately terminate and expire.
Restricted Stock and Restricted Stock Units.   The Compensation Committee may grant restricted shares of NewCo’s shares of NewCo Common Stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of NewCo Common Stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of NewCo’s shares of NewCo Common Stock, subject to the other provisions of the 2020 Equity Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of NewCo Common Stock, including, without limitation, the right to vote such restricted shares of NewCo Common Stock and receive dividends in respect of such restricted stock, subject to the limitations described below.
Other Equity-Based Awards and Other Cash-Based Awards.   The Compensation Committee may grant other equity-based or cash-based awards under the 2020 Equity Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2020 Equity Incentive Plan.

Effect of Certain Events on the 2020 Equity Incentive Plan and Awards
In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of NewCo Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of NewCo Common Stock or other securities, issuance of warrants or other rights to acquire shares of NewCo Common Stock or other securities, or other similar corporate transaction or event that affects the shares of NewCo Common Stock (including a “Change in Control,” as defined in the 2020 Equity Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Compensation Committee determines, in its sole discretion, could result in dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the 2020 Equity Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of NewCo’s shares of NewCo Common Stock or other of its securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2020 Equity Incentive Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of NewCo’s shares of NewCo Common Stock or other of its securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring,” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards, or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Compensation Committee in connection with such event) the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of NewCo Common Stock received or to be received by other holders of NewCo’s shares of NewCo Common Stock in such event), including, without limitation, in the case of stock options and NewCo SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of NewCo Common Stock subject to the option or NewCo SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.
Nontransferability of Awards
No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against NewCo or any of its subsidiaries. However, the Compensation Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.
Amendment and Termination
The NewCo Board may amend, alter, suspend, discontinue, or terminate the 2020 Equity Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration,

suspension, discontinuance, or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2020 Equity Incentive Plan or for changes in U.S. GAAP to new accounting standards; (ii) it would increase the number of securities which may be issued under the 2020 Equity Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2020 Equity Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination of employment or service); provided, that, except as otherwise permitted in the 2020 Equity Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent.
No Repricing
Without stockholder approval, except as otherwise permitted in the 2020 Equity Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any NewCo SAR; (ii) the Compensation Committee may not cancel any outstanding option or NewCo SAR and replace it with a new option or NewCo SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value of the cancelled option or NewCo SAR; and (iii) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which NewCo’s securities are listed or quoted.
Dividends and Dividend Equivalents
The Compensation Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by AerSale and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. To the extent provided in an award agreement, dividends attributable to restricted stock units shall be distributed to the participant in cash or, in the sole discretion of the Compensation Committee, in shares of NewCo Common Stock having a fair market value equal to the amount of such dividends, upon the settlement of the restricted stock units and, if such restricted stock units are forfeited, the participant shall have no right to such dividends.
Clawback/Repayment
All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by the NewCo Board or the Compensation Committee and as in effect from time to time and (ii) applicable Law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error), the participant will be required to repay NewCo any such excess amount.
Detrimental Activity
If a participant has engaged in any detrimental activity, as defined in the 2020 Equity Incentive Plan, as determined by the Compensation Committee, the Compensation Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to NewCo on any gain realized on the vesting, exercise, or settlement of any awards previously granted to such participant.

Material Tax Consequences Relating to Awards Granted under the 2020 Equity Incentive Plan
The following discussion summarizes certain material federal income tax consequences related to awards under the 2020 Equity Incentive Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the 2020 Equity Incentive Plan, nor does it cover state, local, or non-U.S. taxes.
Incentive Stock Options.   In general, a participant realizes no taxable income upon the grant or if applicable holding periods are met, upon the exercise of an incentive stock option. The exercise of an incentive stock option, however, may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an incentive stock option within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for NewCo and its subsidiaries, subject to applicable limitations under Section 162(m) of the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which NewCo and its subsidiaries is not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two year holding periods, any gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) recognized upon a subsequent disposition is treated as a long-term capital gain or loss for which NewCo and its subsidiaries is not entitled to a deduction.
Nonqualified Stock Options.   With certain exceptions, in the case of any stock option that is not an incentive stock option (that is, nonqualified stock options), the participant has no taxable income at the time of grant but realizes ordinary income in connection with exercise of the nonqualified stock option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction will be available to NewCo and its subsidiaries (subject to applicable limitations under Section 162(m) of the Code). Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which NewCo and its subsidiaries is not entitled to a deduction.
Stock Appreciation Rights.   A participant does not recognize taxable income, and NewCo and its subsidiaries will not be allowed a tax deduction, at the time a NewCo SAR is granted. When the NewCo SAR is exercised and settled for cash or stock, the participant generally will be required to recognize as ordinary income an amount equal to the excess (at the time of exercise) of the fair market value of the shares underlying the NewCo SAR over the exercise price. A corresponding deduction will be available to NewCo and its subsidiaries (subject to applicable limitations under Section 162(m) of the Code). Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which NewCo and its subsidiaries will not be entitled to a deduction.
Restricted Stock.   Unless a participant makes an election to accelerate recognition of the taxable income to the date of grant as described below, the participant will not recognize taxable income, and NewCo and its subsidiaries will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the NewCo Common Stock as of that date, less any amount paid for the stock, and NewCo and its subsidiaries will be allowed a corresponding tax deduction at that time (subject to applicable limitations under Section 162(m) of the Code). If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant will recognize ordinary income as of the date of grant equal to the fair market value of the NewCo Common Stock as of that date, less any amount the participant paid for the NewCo Common Stock, and NewCo and its subsidiaries will be allowed a corresponding tax deduction at that time (subject to applicable limitations under Section 162(m) of the Code). Any future appreciation in the NewCo Common Stock will be taxable to the participant at capital gains rates (and NewCo and its subsidiaries will not be entitled to any deductions with respect to any such future appreciation). If, however, the restricted stock award is later forfeited, the participant will not be able to recover the tax previously paid pursuant to his or her Section 83(b) election.
Restricted Stock Units.   A participant does not recognize taxable income, and NewCo and its subsidiaries will not be allowed a tax deduction, at the time a restricted stock unit is granted. When the restricted stock units vest and are settled for cash or stock, the participant generally will be required to recognize as ordinary income an amount equal to the fair market value of the shares on the date of vesting. A corresponding deduction will be available to NewCo and its subsidiaries (subject to applicable limitations under Section 162(m) of the Code). Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which NewCo and its subsidiaries will not be entitled to a deduction.
Section 409A of the Code.   Certain types of awards under the 2020 Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2020 Equity Incentive Plan and awards granted under the 2020 Equity Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the Compensation Committee, the 2020 Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
New Plan Benefits
Following the Closing and NewCo’s filing of a Registration Statement on Form S-8, we expect to grant certain equity awards under the 2020 Equity Incentive Plan to certain employees and members of the board of directors of the post-combination company. However, the benefits or amounts that may be received or allocated to participants under the 2020 Equity Incentive Plan are subject to the discretion of the Compensation Committee and are not currently determinable. The following table sets forth, with respect to the individuals and groups identified therein, the benefits and amounts that will be received with respect to the NewCo equity awards if the 2020 Equity Incentive Plan is approved by the Monocle Stockholders as may be determined as of the date hereof.
Name and Position	Dollar value of shares subject to awards ($)	Number of shares subject to awards (#)
Nicolas Finazzo, Chairman, Chief Executive Officer, Division President, TechOps and Director	—	—
Robert B. Nichols, Executive Vice Chairman, Division President, Asset Management Solutions and Director	—	—
Basil Barimo, Division President, MRO Services	—	—
Iso Nezaj, Division President, Engineered Solutions and Chief Technical Officer	—	—
Executive Group	—	—
Non-Executive Director Group(1)	$420,000	42,000
Non-Executive Officer Employee Group	—	—

(1)
Represents the aggregate dollar value and the number of shares of NewCo Common Stock subject to annual equity awards that will be issued to non-employee directors as annual grants for service on the NewCo Board, assuming an offering price of $10.00 per share. For purposes of this table, we have assumed the post-combination policy for non-employee director compensation was in effect during the fiscal year ended December 31, 2019.

Registration with the SEC
NewCo will file a Registration Statement on Form S-8 with the SEC with respect to the shares of NewCo Common Stock to be offered and sold pursuant to the 2020 Equity Incentive Plan as soon as reasonably practicable following stockholder approval and prior to the grant or sale of any such shares. In accordance with applicable Form S-8 requirements, such Registration Statement will not be filed prior to 60 days following the Closing Date.

Vote Required for Approval
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is otherwise established, failure to vote, abstentions and broker non-votes will have no effect on the outcome of any vote on the Incentive Plan Proposal.
The Incentive Plan Proposal is conditioned upon the approval and completion of the Business Combination Proposal and the Nasdaq Proposal. If the Business Combination Proposal or the Nasdaq Proposal is not approved, the Incentive Plan Proposal will have no effect, even if approved by the Monocle Stockholders.
Recommendation of the Monocle Board
THE MONOCLE BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE EMPLOYEE PURCHASE PLAN PROPOSAL
As noted above, in connection with the Business Combination, the NewCo Board expects to adopt, subject to the approval of the Monocle Stockholders at the Special Meeting, the 2020 Employee Stock Purchase Plan (the “Employee Purchase Plan”) for the purpose of providing a means through which to attract, motivate and retain employees of NewCo and its subsidiaries, and through which such employees can acquire and maintain an equity interest in NewCo, thereby strengthening their commitment to our welfare and aligning their interests with those of the NewCo Stockholders.
Set forth below is a summary of the material terms of the Employee Purchase Plan, which is qualified in its entirety by reference to the specific language of the Employee Purchase Plan, a copy of which is attached as Annex C. If approved by the Monocle Stockholders at the Special Meeting, the Employee Purchase Plan will become effective upon the consummation of the Business Combination. The Monocle Board is recommending that the Monocle Stockholders approve the Employee Purchase Plan Proposal to adopt the Employee Purchase Plan, as more fully described below.
Purpose of the Employee Purchase Plan
The purpose of the Employee Purchase Plan is to provide employees of NewCo and its participating subsidiaries with the opportunity to purchase NewCo Common Stock at a discount through accumulated payroll deductions during successive offering periods. We believe that the Employee Purchase Plan enhances such employees’ sense of participation in our performance, aligns their interests with those of NewCo Stockholders, and is a necessary and powerful incentive and retention tool that benefits NewCo Stockholders.
NewCo operates in a highly competitive and challenging marketplace in which its success depends to a great extent on its ability to attract and retain high-caliber employees. If approved, the Employee Purchase Plan is expected to be a significant part of our overall equity compensation strategy, especially with respect to our non-executive employees. We believe that offering the Employee Purchase Plan is important to our ability to maintain competitiveness. By providing eligible employees with a convenient means of acquiring an equity interest in NewCo through payroll deductions, we expect to enhance such employees’ sense of participation in the affairs of NewCo and its participating subsidiaries and provide an incentive for continued employment.
Summary of the Employee Purchase Plan
This section summarizes certain principal features of the Employee Purchase Plan, which authorizes the grant of options to U.S. employees of NewCo that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code. The summary is qualified in its entirety by reference to the complete text of the Employee Purchase Plan.
Eligibility and Administration
The Compensation Committee will administer and will have authority to interpret the terms of the Employee Purchase Plan and determine eligibility of participants. The administrator may designate certain of NewCo’s subsidiaries, including AerSale, as participating “designated subsidiaries” in the Employee Purchase Plan and may change these designations from time to time. Employees of NewCo and its participating designated subsidiaries are eligible to participate in the Employee Purchase Plan if they meet the eligibility requirements under the Employee Purchase Plan established from time to time by the administrator. However, an employee may not be granted rights to purchase shares under the Employee Purchase Plan if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of common shares or other classes of shares.
Eligible employees become participants in the Employee Purchase Plan by enrolling and authorizing payroll deductions by the deadline established by the administrator prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the

Employee Purchase Plan. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
NewCo estimates that immediately following the Closing, approximately 424 employees will be eligible to participate in the Employee Purchase Plan.
Shares Available for Awards
A total of 500,000 shares of NewCo Common Stock are initially reserved for issuance under the Employee Purchase Plan. The number of shares subject to the Employee Purchase Plan may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading “Adjustments.” We cannot precisely predict the NewCo share usage under the Employee Purchase Plan as it will depend on a range of factors including the level of employee participation, the contribution rates of participants, the trading price of NewCo Common Stock and NewCo future hiring activity. Any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.
Participating in an Offering
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Offering Periods and Purchase Periods.   NewCo Common Stock will be offered under the Employee Purchase Plan during offering periods. The length of the offering periods under the Employee Purchase Plan will be determined by the administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each exercise date during an offering period. The exercise dates for each offering period will be the final trading day in the offering period. Offering periods under the Employee Purchase Plan will commence when determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods.

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Enrollment and Contributions.   The Employee Purchase Plan permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation (which, in the absence of a contrary designation, shall be 15% of eligible compensation). The administrator will establish a maximum number of shares that may be purchased by a participant during any offering period which shall not exceed 2,500 shares unless otherwise determined by the administrator. In addition, no employee will be permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any offering period.

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Purchase Rights.   On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of NewCo Common Stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. Any remaining balance shall be carried forward to the next offering period unless the participant has elected to withdraw from the plan, as described below, or has ceased to be an eligible employee.

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Purchase Price.   The purchase price of the shares, in the absence of a contrary designation by the administrator, will be 85% of the lower of the fair market value of NewCo Common Stock on the first trading day of the offering period or on the final trading day of the offering period. The fair market value per share of NewCo Common Stock under the Employee Purchase Plan generally is the closing sales price of NewCo Common Stock on the date for which fair market value is being determined, or if there is no closing sales price for a share of NewCo Common Stock on the date in question, the closing sales price for a share of NewCo Common Stock on the last preceding date for which such quotation exists.

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Withdrawal and Termination of Employment.   Participants may voluntarily end their participation in the Employee Purchase Plan at any time during an offering period prior to the end of the offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation in the Employee Purchase Plan ends automatically upon a participant’s termination of employment.
Adjustments
In the event of certain non-reciprocal transactions or events affecting NewCo Common Stock, such as any stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by NewCo, the administrator will make equitable adjustments to the Employee Purchase Plan and outstanding rights. In addition, in the event of a proposed sale of all or substantially all of the assets of NewCo, the merger of NewCo with or into another corporation, or other transaction as set forth by the administrator in an offering document, each outstanding option shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute outstanding options, any offering periods then in progress shall be shortened with a new exercise date prior to the proposed sale or merger.
Foreign Participants
The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the Employee Purchase Plan, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.
Transferability
A participant may not transfer rights granted under the Employee Purchase Plan other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.
Plan Amendment and Termination
The administrator may amend, suspend or terminate the Employee Purchase Plan at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number of shares that may be sold pursuant to rights under the Employee Purchase Plan, changes the designation or class of employees who are eligible to participate in the Employee Purchase Plan or changes the Employee Purchase Plan in any way that would cause the Employee Purchase Plan to no longer be an “employee stock purchase plan” under Section 423(b) of the Code.
Material U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of the Employee Purchase Plan under current income tax law are summarized in the following discussion which deals with the general tax principles applicable to the Employee Purchase Plan, and is intended for general information only. Other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality.
The Employee Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Employee Purchase Plan. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the Employee Purchase Plan. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and NewCo will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and NewCo will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.
THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO RECIPIENTS OF AWARDS UNDER THE EMPLOYEE PURCHASE PLAN. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.
New Plan Benefits.
Benefits under the Employee Purchase Plan will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the Employee Purchase Plan.
Registration with the SEC.
NewCo will file a Registration Statement on Form S-8 with the SEC with respect to the shares of our common stock to be offered and sold pursuant to the Employee Purchase Plan as soon as reasonably practicable following stockholder approval and prior to the offering or sale of any such shares. In accordance with applicable Form S-8 requirements, such Registration Statement will not be filed prior to 60 days following the Closing Date.
Vote Required for Approval
Approval of the Employee Purchase Plan Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is otherwise established, failure to vote, abstentions and broker non-votes will have no effect on the outcome of any vote on the Employee Purchase Plan Proposal.
The Employee Purchase Plan Proposal is conditioned upon the approval and completion of the Business Combination Proposal and the Nasdaq Proposal. If the Business Combination or the Nasdaq Proposal is not approved, the Employee Purchase Plan Proposal will have no effect, even if approved by the Monocle Stockholders.

Recommendation of the Monocle Board
THE MONOCLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF
THE EMPLOYEE PURCHASE PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Monocle Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal, but no other proposal if the Business Combination Proposal and the Nasdaq Proposal is approved.
Consequences If the Adjournment Proposal Is Not Approved
If the Adjournment Proposal is not approved by our stockholders, the Monocle Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the Nasdaq Proposal.
Vote Required for Approval
Approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of Monocle Common Stock present in person or by proxy at the Special Meeting. Assuming a valid quorum is otherwise established, failure to vote, abstentions and broker non-votes will have no effect on the outcome of any vote on the Adjournment Proposal. The Adjournment Proposal is not conditioned upon any of the other proposals.
Recommendation of the Monocle Board
THE MONOCLE BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT MONOCLE
General
Monocle is a blank check company incorporated on August 20, 2018 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as a “business combination.” Prior to our entering into the Original Merger Agreement, our acquisition and value creation strategy was to identify, acquire and, after an initial business combination, to build a company in an industry or sector that complements the experience of our management team and can benefit from our operational expertise. Our acquisition selection process has leveraged our team’s network of potential transaction sources, ranging from owners and directors of private and public companies, private equity funds, investment bankers, lenders, attorneys, accountants and other trusted advisors across various sectors. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting solely of cash and/or cash equivalents. Monocle was formed to pursue an acquisition of a market-leading company in the aerospace and defense, industrial, and technology and telecommunications sectors.
Monocle is sponsored by Monocle Partners, LLC, a Delaware limited liability company affiliated with Monocle executive officers and certain Monocle directors.
The mailing address of Monocle’s principal executive office is 750 Lexington Avenue, Suite 1501, New York, New York 10022. After the Business Combination, its principal executive office will be that of AerSale.
About Monocle
Monocle’s management team is led by Eric J. Zahler, Sai S. Devabhaktuni and Richard J. Townsend. Monocle’s management team has a cumulative 99 years of relevant business and financial experience, a history and record of value creation initiatives, including the execution of mergers, acquisitions and dispositions of companies and assets, and extensive experience involving financial, investment, capital markets, negotiating, restructuring, and governance matters. The multi-disciplinary approach of monocle’s management term, whose continuity and working relationship spans 20 years, renders us as exceptionally capable of executing on Monocle’s objectives and generating an attractive risk-adjusted return to Monocle’s stockholders. Monocle believes that the combination of deep industry experience and investing, operating and consulting backgrounds of our management team and board of directors will enable us significantly improve the value of industrial businesses such as AerSale.
In September 2018, the Founders purchased an aggregate of 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. The Sponsor and Cowen each purchased 5,390,625 and 359,375 of the Founder Shares, respectively. In November 2018, our sponsor transferred 15,000 Founder Shares to each of Monocle’s independent directors.
On November 19, 2018, the Founders forfeited an aggregate of 1,437,500 Founder Shares such that the Initial Stockholders own an aggregate of 4,312,500 Founder Shares.
On February 6, 2019, the registration statement for the IPO was declared effective. On February 11, 2019, Monocle consummated the IPO of 17,250,000 units, including 2,250,000 units from over-allotment at $10.00 per unit, generating gross proceeds of $172,500,000.
Simultaneously with the closing of the IPO, Monocle consummated the sale of an aggregate of 717,500 private units at a price of $10.00 per unit in a private placement to the Founders, generating gross proceeds of $7,175,000.
Following the closing of the IPO on February 11, 2019, an amount of $174,225,000 ($10.10 per unit) from the net proceeds of the sale of the unit in the IPO and the sale of the private units was placed in the Trust Account which has been invested in U.S. Government Securities, within the meaning set forth in

Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by Monocle, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to its stockholders.
As of June 30, 2020, Monocle had cash and marketable securities held in the Trust Account of $177,073,484. Interest income on the balance in the Trust Account will be used by Monocle to pay franchise and income taxes. Through June 30, 2020, Monocle has withdrawn $1,124,254 of interest earned on the Trust Account to pay franchise and income tax obligations.
Monocle’s common stock, units and warrants are traded on the Nasdaq Capital Market under the ticker symbols “MNCL,” “MNCLU” and “MNCLW,” respectively.
Initial Business Combination
Nasdaq rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in our Trust Account (less any taxes payable on interest earned) at the time of our signing a definitive agreement in connection with an initial business combination. The Monocle Board has determined that the Business Combination meets the 80% test.
Redemption Rights for Holders of Public Shares
Pursuant to the Monocle Charter, we are providing our public stockholders with the opportunity to redeem, upon the consummation of the Business Combination, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of June 30, 2020, the estimated per share redemption price would have been approximately $10.265.
Our Initial Stockholders, including our Sponsor, and our other current directors and officers have agreed to waive their redemption rights with respect to the Founder Shares and any public shares they may hold in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
Submission of Our Initial Business Combination to a Stockholder Vote
The Special Meeting of our stockholders to which this proxy statement/prospectus relates is to solicit your approval of the Business Combination. Unlike many other blank check companies, our public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Initial Stockholders, including our Sponsor, have agreed to vote any shares of Monocle Common Stock owned by them in favor of the Business Combination.
Limitations on Redemption Rights
Notwithstanding the foregoing, the Monocle Charter provides that a public stockholder, together with any Affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 15% of the public shares.

Employees
We currently have three officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.
Management
Directors and Officers
The current directors and officers of Monocle are as follow:
Name	Age	Position
Eric J. Zahler	70	President, Chief Executive Officer and Director
Sai S. Devabhaktuni	49	Chairman of the Board
Richard J. Townsend	70	Executive Vice President and Chief Financial Officer
General C. Robert Kehler	68	Director
Donald W. Manvel	70	Director
John C. Pescatore	56	Director
Eric J. Zahler, 70, has served as our President, Chief Executive Officer and Director since our inception. He has 35 years of senior leadership, strategy, operations, management, and governance experience related to our target markets and target industries. Until 2018, Mr. Zahler was a co-founder and Managing Director of Sagamore Capital, a private equity firm pursuing investments in the aerospace and defense, industrial electronics and selected business service markets. Prior to founding Sagamore Capital in July 2008, Mr. Zahler was President and Chief Operating Officer of Loral Space & Communications, Inc. (“Loral”) for eight years and also served on Loral’s Board of Directors. As COO, Mr. Zahler was responsible for overseeing all aspects of Loral’s business strategy and operations, with company-wide profit and loss responsibility. As a senior member of the management of Loral since 1992, he was integrally involved in identifying, evaluating, negotiating, and integrating Loral’s acquisition growth strategy in the aerospace and defense and satellite services industries, actively leading over $16 billion of acquisitions and divestitures. While at Loral, Mr. Zahler was responsible for the development and implementation of annual operating budgets, including revenue attainment, operating expenses, capital expenditures, and research and development. He was also responsible for business development activities, including mergers and acquisitions, divestitures, joint ventures, and third-party investments, and for supervising all commercial and legal activities. He also initiated and implemented a major operational reorganization of Loral’s satellite manufacturing operations and was actively involved in substantial capital raising and restructuring activities, and the development, operations and management of several international joint ventures with global telecommunications service providers. Mr. Zahler is a member of the Board of Directors and Chairman of the Human Resources and Executive Compensation Committee of Maxar Technologies Ltd. (NYSE: MAXR; TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, including satellites, earth imagery, and geospatial data and analytics. He is also Chairman of the Board of exactEarth Ltd. (TSX: XCT), a leading provider of global vessel tracking data for maritime situational awareness, and a member of the Board of Directors of Sequa Corporation, a portfolio company of The Carlyle Group, which provides the global airline industry with a broad range of aftermarket services and ranks as the leading independent supplier of advanced repairs for jet engine parts, and is the largest independent metal coil coater in North America. Previously, Mr. Zahler served on the Board of Directors and Audit Committee of Actel Corporation (NASDAQ: ACTL), a leader in low-power field-programmable gate arrays (“FPGAs”) and mixed-signal FPGAs for aerospace, military, satellite, medical, and industrial applications, and on the Board of Directors and Audit Committee of EasyLink Services Corporation, (NASDAQ: EASY), a global provider of outsourced business process automation services; and served as the Chairman of the Board of Directors of Universal Space Network (“USN”), a subsidiary of the Swedish Space Corporation (“SSC”), an entity owned by the Government of Sweden. SSC/USN is a global provider of mission critical systems and services to the space and aerospace markets. As Chairman of USN, Mr. Zahler’s appointment was approved by the U.S. Department of Defense to ensure compliance with a Special Security Agreement, foreign ownership, control or influence requirements and other national security policies. From 1975 to 1992, Mr. Zahler was an attorney at Fried, Frank, Harris, Shriver & Jacobson, where he was elected Partner in 1983. At Fried, Frank, he represented numerous aerospace and defense companies in all aspects of their interactions with the U.S. government. Mr. Zahler graduated, cum laude, from Harvard Law School in 1975, where he was editor of the Harvard Journal on Legislation. He earned a Bachelor’s of Science degree, cum laude, in mathematics from Yale University in 1972.
Sai S. Devabhaktuni, 49, has served as the Chairman of our Board of Directors since our IPO. He has over 25 years of experience analyzing and investing in a broad range of sectors with specific focus in our target markets and target industries. Investing across several economic cycles, Mr. Devabhaktuni has served on numerous creditors’ committees and boards of directors and employs an active approach to investing. Mr. Devabhaktuni has written numerous thought pieces and has participated as a subject matter expert in industry conferences. From January 2012 to March 2018, Mr. Devabhaktuni was an Executive Vice President and Head of Corporate Distressed Portfolio Management at PIMCO. While at PIMCO, Mr. Devabhaktuni was Co-Chair of the Investment Committee of the PIMCO Corporate Opportunities Fund II. Mr. Devabhaktuni was also instrumental in business growth initiatives which led to the increase in assets under management by 6.8x for portfolios dedicated to corporate stressed and distressed investing. Prior to joining PIMCO, Mr. Devabhaktuni founded The Monocle Group (“TMG”), an investment firm investing in inefficient markets with an emphasis on debt, equity and other obligations of financially stressed businesses. Prior to TMG, Mr. Devabhaktuni was one of three Managing Principals at MHR Fund Management LLC (“MHR”), which he joined in 1998. During his tenure at MHR, Mr. Devabhaktuni was involved in all aspects of the investment process, including identifying, structuring and conducting due diligence on investment opportunities, including acquisitions and dispositions. Mr. Devabhaktuni worked collaboratively with senior management teams of MHR portfolio companies on operational improvements and growth initiatives, as well as on mergers, acquisitions, divestitures and financing activities. Prior to MHR, Mr. Devabhaktuni was a member of the event-driven strategies group at Highbridge Capital Management LLC, and a member of the corporate finance, capital markets, and emerging markets groups of Nomura Securities International Inc. Mr. Devabhaktuni holds a Bachelor of Science in Economics, with concentrations in Finance, Economics and Legal Studies from the Wharton School of the University of Pennsylvania. Mr. Devabhaktuni has served on the Board of Directors of Loral and Applied Natural Gas Fuels Inc., and currently serves on the Board of Directors of Sequa Corporation.
Richard J. Townsend, 70, has served as our Executive Vice President and Chief Financial Officer since our inception. He has 39 years of finance, strategy and operations experience related to our target markets and target industries. Mr. Townsend has served as an Advisory Partner at Rangeley Capital, a private investment partnership focused on investments in the event space, since January 2017. Mr. Townsend served as a Managing Partner of Rangeley Capital, with responsibilities as a Portfolio Manager and as the Chief Operating Officer, from January 2008 through January 2017. During this period, Rangeley Capital grew its net asset value by a factor of 9.5x. Mr. Townsend focused his experience in evaluating operating management teams’ capabilities and identifying undervalued event opportunities in the public market. Prior to joining Rangeley Capital, Mr. Townsend was the Executive Vice President and Chief Financial Officer of Loral from 1998 to 2007, where he was responsible for all financial aspects of the business, including financial assessment and implementation of corporate strategy; performance measurement and assessment of all operating management teams, focusing on capturing profit improvement as well as internal and external growth opportunities; SEC reporting requirements; treasury operations; external communications to shareholders, business analysts, and rating agencies; business controls, and corporate governance. As part of the small senior management team, Mr. Townsend led the financial team’s participation in the company’s key strategic business development activities, including mergers, acquisitions, and joint ventures. From 1996 to 1998, Mr. Townsend served as the Corporate Controller and Director of Strategy of ITT Industries, which was the remaining public company after ITT spun off Sheraton Hotels and Hartford Insurance. As the Corporate Controller and Director of Strategy of

an effectively new public company, Mr. Townsend was responsible for developing and implementing key financial processes, including a strategy development and implementation process; budgeting and measurement for the operating business units; and the public reporting process, including communications to shareholders, analysts, and rating agencies. In this early period of ITT Industries, the initial corporate strategy was to sell the automotive supplier business while investing in the water pump and defense and electronics businesses through acquisitions. Mr. Townsend spent the prior 17 years gaining experience in financial management and assessment of businesses while working at IBM. Starting at IBM after earning his MBA from Stanford University in 1979, he gathered experience in all aspect of financial management of a large international public company through holding positions of increasing responsibility in all areas of finance, planning, and accounting. His final two assignments at IBM were as Controller of Europe, Mideast and Africa located in Paris, France, which managed a third of IBM’s total business, and as Assistant Corporate Controller for Financial Planning, during which assignment, Mr. Townsend was responsible for all aspects of financial planning and measurement for IBM. Mr. Townsend started his career as a mechanical engineer at GE’s Nuclear Energy Division after earning his Bachelor of Science degree from the University of Michigan in 1972. While at GE, Mr. Townsend earned a Master of Science degree in Engineering from the University of California at Berkeley in 1977 and became a Professional Engineer in the state of California.
General C. Robert Kehler, 68, USAF (ret), has served as a director since the date of this prospectus. He has 43 years of leadership, strategy and governance experience related to our target markets and target industries, and service to the United States of America. General Kehler currently serves on the board of directors of Maxar Technologies Ltd. (Ticker: MAXR) and Inmarsat plc (Ticker: ISAT LN), and is a trustee of the Mitre Corporation, a senior advisor to McKinsey and Company and special advisor to EaglePicher Technologies, LLC. General Kehler retired from the United States Air Force in December 2013 after almost 39 years of distinguished service. From January 2011 until November 2013, he served as the Commander, United States Strategic Command (“USSTRATCOM”), where he was directly responsible to the Secretary of Defense and President for the plans and operations of all U.S. forces conducting strategic deterrence, nuclear alert, global strike, space, cyberspace and associated operations. While in command, he crafted and implemented policies and plans to deter strategic attacks against the U.S. and its key allies, and led a joint team of over 160,000 military and civilian members conducting global deterrence operations while supporting combat actions in the Middle East and North Africa. General Kehler’s military career encompassed progressively important operational, command, staff, and joint assignments. Prior to commanding USSTRATCOM, General Kehler commanded United States Air Force Space Command and two operational space wings conducting space launch, missile warning, and space control missions. He also commanded an intercontinental ballistic missile squadron and group. At Air Force Space Command, he designed the Air Force’s inaugural blueprint, operating concept, organizational structure, and personnel program to meet rapidly growing cyberspace challenges. General Kehler entered the Air Force in 1975 as a Distinguished Graduate of the Pennsylvania State University R.O.T.C. program, has master’s degrees in Public Administration and National Security and Strategic Studies, and completed executive development programs at Carnegie-Mellon University, Syracuse University, and Harvard University. His military awards include the Defense Distinguished and Superior Service Medals, the Distinguished Service Medal (2 awards), Legion of Merit (3 awards), and the French Legion of Honor (Officer). General Kehler continues to offer his expertise as a consultant, adviser and corporate director. He speaks widely on matters of national security and is highly sought for panels, studies, Congressional testimony, and workshops addressing the most compelling issues of national security in the 21st Century. General Kehler was the S.T. Lee Distinguished Lecturer at Stanford University’s Freeman Spogli Institute for International Studies for academic year 2014 – 2015, and remains an Affiliate of Stanford’s Center for International Security and Cooperation. He is a Senior Fellow of the National Defense University.
Donald W. Manvel, 70, has served as a director since our IPO. He has 46 years of strategy, operations, manufacturing and turnaround experience related to our target markets and target industries. Mr. Manvel is currently Chairman and CEO of AVL Americas, and a member of the Executive Leadership Team of the parent company based in Austria (“AVL”). AVL is the world’s largest independent company for the development of gasoline, diesel, and alternative fuel powertrain systems, as well as fuel cell and hybrid technologies. Mr. Manvel joined AVL in 2002 and is responsible for leading the development and execution of the company’s long-term strategy for the Americas, with a view to creating shareholder value. From

July 2012 to April 2015, Mr. Manvel served as the CEO of Unycom GmbH, an enterprise software company dedicated to the field of intellectual property management. Prior to AVL and from 1999, Mr. Manvel was Acting President and Senior Vice President of Operations at DEKA Research and Development (“DEKA”). At DEKA, Mr. Manvel oversaw the development and implementation of operations and supply chain systems and played a leading role in the development of the Segway Human Transporter, the first self-balancing, electric transportation device. Prior to DEKA, Mr. Manvel was President of the Manlift Division of Grove Worldwide (“Manlift”). While at Manlift, Mr. Manvel managed all aspects of its operations, leading to significant cost improvements, a reduction in design cycle times for the firm’s products, and eventually the sale of the company. Mr. Manvel began his career with Chrysler Corporation in 1972, where he held a variety of senior executive positions including Corporate Manager of Systems and Scheduling for the entire corporation, General Manager and Platform Executive for the company’s Jeep operations, Managing Director of Chrysler Austria and Chrysler Eurostar, and President of DaimlerChrysler Venezuela. Mr. Manvel received his MBA from Wayne State University, and earned a Bachelor’s of Arts degree in Business Administration from Michigan State University.
John C. Pescatore, 56, has served as a director since February 2019. He has more than 30 years of strategy, operations, finance and accounting experience related to our target markets and target industries. From 2004 to September 2018, Mr. Pescatore served in various capacities as Vice Chairman, President, CEO and Member of the Board of Directors of Anterix Inc. (Ticker: ATEX). In October 2018, Mr. Pescatore began serving in a consulting role as an advisor to ATEX. At ATEX, Mr. Pescatore led its transformation from a private enterprise software company to a publicly traded wireless carrier, was instrumental in all aspects of fundraising including acquisition financing for the purchase of a nationwide spectrum position through a strategic transaction with a tier one carrier, embarked on a process to modernize 30 year-old Federal Communications Commission rules to allow for spectrum efficiency and for the deployment of more efficient technologies, and launched the company’s wireless service in seven major market areas within the United States. Prior to ATEX, Mr. Pescatore was EVP & COO of NeoWorld Communications, Inc. (“NeoWorld”), which was founded to develop a nationwide wireless network and held spectrum in major markets throughout the United States. At NeoWorld, Mr. Pescatore was a member of the core team which led the company’s successful sale to Nextel Communications, Inc. (“Nextel”). Prior to NeoWorld, Mr. Pescatore was Executive Vice President of Operations of Expanets, Inc. (“Expanets”), one of the fastest growing voice and data communications solutions and services companies in the United States. As one of the key architects in building Expanets, Mr. Pescatore oversaw the business through a period of enormous growth by strategic acquisitions, building the company to over $1 billion in sales and over 3,000 employees. Prior to Expanets and from 1989 to 1998, Mr. Pescatore was a key member of the team that grew Nextel from a start-up to a national wireless service provider. During his tenure at Nextel, Mr. Pescatore held a variety of senior managerial and supervisory positions including Assistant Controller, Vice President of Operations, President of the Specialized Mobile Radio Division and President of the New York Area. Mr. Pescatore began his career as a consultant with Deloitte in 1986 within the firm’s Emerging Business Services Group, where he developed his expertise in telecommunications. Mr. Pescatore earned a Bachelor of Science degree in Accounting from New York University, was a Certified Public Accountant, and, for nine years ending in November 2014, served as a Board Member and Chair of the Audit Committee at Covenant House International.
Director Independence
Nasdaq listing standards require that a majority of the Monocle Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Monocle Board has determined that General Kehler and Messrs. Manvel and Pescatore are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight
The Monocle Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of Monocle at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed the Monocle Board the flexibility to establish the most appropriate structure for Monocle at any given time. Currently, our Chief Executive Officer and Chairman roles are separately held by Mr. Eric J. Zahler and Mr. Sai S. Devabhaktuni, respectively.
The Monocle Board is actively involved in overseeing our risk management process. The Monocle Board focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the Monocle Board include consideration of the challenges and risks of our businesses, and the Monocle Board and management actively engage in discussion on these topics. In addition, each of the Monocle Board’s committees considers risk within its area of responsibility. For example, our Audit Committee provides oversight to legal and compliance matters, the integrity of our financial statements and assesses the adequacy of our risk-related internal controls, including the performance of our internal audit function and independent auditors. In addition, our Compensation Committee considers risk and structures our executive compensation programs, if any, to provide incentives to appropriately reward executives for growth without undue risk taking.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of an entity that has one or more executive directors serving on the Monocle Board.
Number and Terms of Office of Officers and Directors
The Monocle Board consists of five members. The Monocle Board is divided into two classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two year term. The term of office of the Class I directors, consisting of General Kehler and Mr. Manvel, will expire at our first annual meeting of stockholders. The term of office of the Class II directors, consisting of Messrs. Zahler, Devabhaktuni and Pescatore, will expire at the second annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination (unless required by Nasdaq).
Our executive officers are elected or appointed by the Monocle Board and serve at the discretion of the Monocle Board, rather than for specific terms of office. The Monocle Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our executive officers may consist of a Chairman, if one is appointed, a President, a Secretary, and a Treasurer or Chief Financial Officer, and may include such other officers as the Board may appoint. Any two or more offices may be held by the same person.
Committees of the Monocle Board
The Monocle Board has two standing committees: an Audit Committee and a Compensation Committee. Each of our Audit Committee and our Compensation Committee is composed solely of independent directors.
Audit Committee
The Monocle Board has established an Audit Committee of the Board. Audit Committee members include General Kehler and Messrs. Manvel and Pescatore. Mr. Pescatore serves as chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. General Kehler and Messrs. Manvel and Pescatore qualify as independent directors under applicable rules. Each member of the Audit Committee is financially literate and the Monocle Board has determined that Mr. Pescatore qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
We have adopted an Audit Committee Charter, which details the principal functions of the Audit Committee, including:
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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

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the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by Monocle;

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pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by Monocle, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable Laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Our Audit Committee Charter is filed as an exhibit to our registration statement in connection with our IPO. A copy of our Audit Committee Charter is available, free of charge, from Monocle by writing to Monocle’s Secretary, Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, New York 10022.

Compensation Committee
The Monocle Board established a Compensation Committee. The members of our Compensation Committee will be General Kehler and Messrs. Manvel and Pescatore. General Kehler will serve as chairman of the compensation committee. We have adopted a Compensation Committee Charter, which will detail the purpose and responsibility of the Compensation Committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by Monocle, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and making recommendations to our Monocle Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Compensation Committee Charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser, and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Our Compensation Committee Charter was filed as an exhibit to our registration statement in connection with our IPO. A copy of our Compensation Committee Charter is available, free of charge, from Monocle by writing to Monocle’s Secretary, Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, New York 10022.
Committee Membership, Meetings and Attendance
Each of the Audit Committee and Compensation Committee of the Monocle Board is comprised entirely of independent directors.
Our Audit Committee held 3 meetings in fiscal year 2019. Our Compensation Committee did not hold any meetings in fiscal year 2019. The Monocle Board did not act by written consent in fiscal year 2019.
We encourage all of our directors to attend our annual meetings of stockholders.
Director Nominations
We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Board. The Monocle Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of the outstanding Monocle Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2018 there were no delinquent filers.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees that complies with the rules and regulations of the Nasdaq Capital Market. We have previously filed a copy of our form of Code of Ethics, our Compensation Committee Charter and our Audit Committee Charter as exhibits to the registration statement in connection with our IPO. You may review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request to us in writing at 750 Lexington Avenue, Suite 1501, New York, New York 10022 or by telephone at (212) 446-6981. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Conflicts of Interest
Investors should be aware of the following other potential conflicts of interest:
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none of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities;

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in the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. However, our officers and directors have agreed to present to us all suitable target business opportunities, subject to any fiduciary or contractual obligations;

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our Initial Stockholders have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the consummation of our initial business combination. Additionally, our Initial Stockholders have agreed to waive their rights to liquidating distributions with respect to any Founder Shares held by them if we fail to consummate our initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021);

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unless we consummate this business combination, our executive officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account; and

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the Founder Shares beneficially owned by our Founders will be released from lock-up only if a business combination is successfully completed, and the private units, including the underlying shares of common stock and warrants, purchased by our Founders and/or their designees will expire worthless if a business combination is not consummated. Additionally, our executive officers and directors will not receive liquidating distributions with respect to any of their Founder

Shares or the shares of Monocle Common Stock underlying the private units. Furthermore, our Founders and/or their designees have agreed that the Founder Shares, the private units and securities underlying the private units will not be sold or transferred by them until after we have completed a business combination.
For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is appropriate to effect a business combination with.
In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:
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the corporation could financially undertake the opportunity;

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the opportunity is within the corporation’s line of business; and

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it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers and directors has contractually agreed, pursuant to a written agreement with us, until the earliest of our execution of a definitive agreement for a business combination, our liquidation or such time as he or she ceases to be an officer or director, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any fiduciary or contractual obligations he or she might have. Accordingly, the Monocle Charter provides that the doctrine of corporate opportunity will not apply with respect to any of our executive officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have.
Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:
Individual	Entity	Entity’s Business	Affiliation
Eric J. Zahler	Sagamore Capital	Private Equity	Managing Director
	Maxar Technologies Ltd.	Space Technology	Director
	exactEarth Ltd.	Space Technology	Chairman
	Sequa Corporation	Aerospace and Industrial	Director
Sai S. Devabhaktuni	Sequa Corporation	Aerospace and Industrial	Director
Richard J. Townsend	Rangeley Capital LLC	Private Investment Fund	Advisory Partner
C. Robert Kehler	Kehler and Associates LLC	Consulting	President and Member
	Inmarsat plc	Telecommunications	Director
	MAXAR Technologies Ltd.	Aerospace and Defense	Director
	The Mitre Corporation	Non-profit Organization	Trustee
	McKinsey and Company	Management Consulting	Senior Advisor
	EaglePicher Technologies, LLC	Aerospace and Defense	Special Advisor

Individual	Entity	Entity’s Business	Affiliation
Donald W. Manvel	AVL Michigan Holding Corporation	Automotive Engineering	Chairman and CEO
	Barbara Ann Karmanos Cancer Institute	Non-profit Organization	Director
	Michigan Science Center	Non-profit Organization	Director
	College for Creative Studies	Education	Trustee
	FIRST in Michigan	Non-profit Organization	Director
	American Institute of Musical Studies	Non-profit Organization	President and Director
John C. Pescatore	pdvWireless, Inc.	Telecommunications	Consultant
Accordingly, if any of the above executive officers, directors or director nominees becomes aware of an initial business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, and only present it to us if such entity rejects the opportunity.
In addition, our executive officers and directors have agreed not to participate in the formation of, or become an executive officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination by November 11, 2020 (or, if the time period for consummating an initial business combination is extended by the Monocle Board pursuant to the Monocle Charter, February 11, 2021).
Our Founders, as well as all of our executive officers, directors and director nominees, have agreed to vote any shares held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to participate in any liquidating distribution with respect to their Founder Shares or the shares of Monocle Common Stock underlying the private units. If they purchase shares of common stock as part of this offering or in the open market, however, they would be entitled to participate in any liquidating distribution in respect of such shares but have agreed not to redeem or sell such shares to us in connection with the consummation of an initial business combination.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. All ongoing and future transactions between us and any of our Sponsor, executive officers and directors or their respective Affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our uninterested “independent” directors or the members of the board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to Monocle from a financial point of view.
Limitation on Liability and Indemnification of Officers and Directors
The Monocle Charter provides that our officers and directors will be indemnified by Monocle to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Monocle Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the Law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
We also entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Monocle Charter. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in certain circumstances and insures us against our obligations to indemnify our officers and directors.
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Executive Compensation
None of our officers has received any cash or other compensation for services rendered to us. Commencing on the day that our securities are first listed on the Nasdaq Capital Market through the earlier of the consummation of our initial business combination and our liquidation, we will pay an Affiliate of Sponsor a total of $10,000 per month, which funds will be used to pay for office space and general and administrative services. This arrangement is being agreed to by an Affiliate of our Sponsor for our benefit and is not intended to provide such Affiliate compensation in lieu of a salary. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party for such services.
Except as set forth above, no compensation will be paid to our Sponsor, executive officers and directors, or any of their respective Affiliates, prior to or in connection with the consummation of our initial business combination. Additionally, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our independent directors will review on a quarterly basis all payments that were made to our Sponsor, executive officers, directors or our or their Affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.
After the completion of our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommended, to the Monocle Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Monocle Board.

We do not intend to take any action to ensure that directors or members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the post-combination company. For a discussion of our executive compensation arrangements after the Closing, please see the section entitled “NewCo Management After the Business Combination.”
Audit Committee Report
Our audit committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board (“PCAOB”) Audit Standard No. 1301, “Communications with Audit Committees,” referred to as PCAOB Audit Standard No. 1301. Additionally, our audit committee has received the written disclosures and the letter from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence. Based upon such review and discussion, our audit committee recommended to our Board that the audited financial statements be included in our annual report on Form 10-K for the last fiscal year for filing with the SEC.
Submitted by:
Audit Committee of the Monocle Board of Directors
John C. Pescatore (Chair)
C. Robert Kehler
Donald W. Manvel
Fees and Services
The firm of WithumSmith+Brown, PC (“Withum”) has served as our independent registered public accounting firm during the year ended December 31, 2019 and the period from August 20, 2018 (date of inception) through December 31, 2018. A representative of Withum is expected to be present at the Special Meeting. The representative will have an opportunity to make a statement if he or she desires to do so and will be available to answer appropriate questions from stockholders.
The following is a summary of fees paid to Withum for services rendered. Our audit committee has determined that the services provided by Withum are compatible with maintaining the independence of Withum as our independent registered public accounting firm.
Audit Fees
Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Withum in connection with regulatory filings. During the year ended December 31, 2019 and the period from August 20, 2018 (inception) through December 31, 2018, fees for our independent registered public accounting firm were $64,930 and $25,500, respectively, for the services Withum performed in connection with our initial public offering and the audit of our December 31, 2019 consolidated financial statements included in this Registration Statement/Proxy Statement.

Audit Related Fees
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. During the year ended December 31, 2019 and the period from August 20, 2018 (inception) through December 31, 2018, fees billed for assurance and related services related to the performance of the audit or review of consolidated financial statements were approximately $2,781 and $0, respectively.
Tax Fees
During the year ended December 31, 2019 and the period from August 20, 2018 (inception) through December 31, 2018, fees related to tax services for our independent registered public accounting firm were approximately $4,635 and $-0-, respectively.
All Other Fees
During the year ended December 31, 2019 and the period from August 20, 2018 (inception) through December 31, 2018, fees billed for products and services provided by our independent registered public accounting firm other than those set forth above were $-0- and $-0-, respectively.
Pre-Approval Policy
The audit committee was formed in connection with the effectiveness of our registration statement for our initial public offering. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all audit services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

MONOCLE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of Monocle’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.
Overview
We are a blank check company formed under the laws of the State of Delaware on August 20, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the sale of private units that occurred simultaneously with the completion of our IPO, our common equity or any preferred equity that we may create in accordance with the terms of our charter documents, debt or a combination of cash, common or preferred equity and debt.
The issuance of additional shares of common stock or the creation of one or more classes of preferred stock during our initial business combination:
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may significantly dilute the equity interest of investors in our IPO who would not have pre-emption rights in respect of any such issue;

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may subordinate the rights of holders of common stock if the rights, preferences, designations and limitations attaching to the preferred shares are senior to those afforded our shares of common stock and/or our other securities;

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could cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

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may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

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may adversely affect prevailing market prices for our shares of common stock.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:
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default and foreclosure on our assets if our operating revenues after our initial business combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

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our inability to obtain necessary additional financing if any document governing such debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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our inability to pay dividends on our shares of common stock;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•
limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•
increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to June 30, 2020 were organizational activities, those necessary to prepare for our initial public offering, described below, identifying a target company for a business combination and activities in connection with the proposed Business Combination with AerSale described below. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination. We are also incurring expenses in connection with our proposed Business Combination with AerSale.
For the year ended December 31, 2019, we had net income of $963,510, which consists of interest income on marketable securities held in the trust account of $3,164,817, offset by operating costs of $1,573,512 and a provision for income taxes of $627,795.
For the period from August 20, 2018 (inception) through December 31, 2018, we had a net loss of $451, which consists of operating costs.
For the three months ended June 30, 2020, we had a net loss of $201,934, which consists of interest income on marketable securities held in the Trust Account of $185,100, offset by operating costs of $358,642 and a provision for income taxes of $28,392.
For the six months ended June 30, 2020, we had net income of $13,791, which consists of interest income on marketable securities held in the Trust Account of $807,921, offset by operating costs of $645,287 and a provision for income taxes of $148,843.
For the three months ended June 30, 2019, we had a net income of $679,520, which consists of interest income on marketable securities held in the Trust Account of $1,053,042, offset by operating costs of $162,884 and a provision for income taxes of $210,638.
For the six months ended June 30, 2019, we had a net income of $1,035,578, which consists of interest income on marketable securities held in the Trust Account of $1,596,310, offset by operating costs of $246,826 and a provision for income taxes of $313,906.
Liquidity and Capital Resources
Until the consummation of our initial public offering, our only source of liquidity was an initial purchase of Founder Shares by our Founders and loans from our Sponsor.
On February 11, 2019, we consummated our initial public offering of 17,250,000 units at a price of $10.00 per unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 units, at $10.00 per unit, generating gross proceeds of $172,500,000. Simultaneously with the closing of our initial public offering, we consummated the sale of an aggregate of 717,500 private units to our founders at a price of $10.00 per private unit, generating gross proceeds of $7,175,000.

Following our initial public offering, including the full exercise of the underwriters’ over-allotment option, and the sale of the private units, a total of $174,225,000 was placed in the trust account, and we had $1,480,492 of cash held outside of the trust account, after payment of costs related to our initial public offering, and available for working capital purposes. We incurred $4,014,101 in transaction costs, including $3,450,000 of underwriting fees and $564,101 of other costs.
As of June 30, 2020, we had cash and marketable securities held in the Trust Account of $177,073,484. Interest income on the balance in the Trust Account will be used by us to pay franchise and income taxes. Through June 30, 2020, we have withdrawn $1,124,254 of interest earned on the Trust Account to pay our franchise and income tax obligations, of which $359,985 was withdrawn during the six months ended June 30, 2020.
We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less taxes payable) to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business or businesses. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.
As of June 30, 2020, we had cash of $149,321. We intend to use the funds held outside the trust account primarily to identify and evaluate prospective acquisition candidates, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses, review corporate documents and material agreements of prospective target businesses, select the target business or businesses to acquire and structure, negotiate and consummate a business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our founders or an affiliate of our founders or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we will repay such loaned amounts. If a business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units of the post-business combination entity identical to the private units, at a price of $10.00 per unit at the option of the lender.
On June 24, 2020, we entered into convertible promissory notes with our Founders pursuant to which our Founders agreed to loan us up to an aggregate principal amount of $1,500,000 (the “Promissory Notes”). The Promissory Notes are non-interest bearing and due on the date on which we consummate a Business Combination. If we do not consummate a Business Combination, we may use a portion of any funds held outside the Trust Account to repay the Promissory Notes; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Promissory Notes, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Notes may be converted into units of the post-combination entity at a price of $10.00 per unit at the option of our Founders. The units would be identical to the Private Units. As of June 30, 2020, the outstanding balance under the Promissory Notes amounted to an aggregate of $150,000.
If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. We cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

If we are unable to complete a business combination by November 11, 2020 (or February 11, 2021, if we extend our time to complete a business combination as described elsewhere in this report), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
In addition, in connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern.
The liquidity condition and date for mandatory liquidation raise substantial doubt about our ability to continue as a going concern through November 11, 2020, the currently scheduled liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after November 11, 2020.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2019 and June 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than as described below.
We are obligated to pay an affiliate of our sponsor a monthly fee of $10,000 for office space and general and administrative services. We began incurring these fees on February 7, 2019 and will continue to incur these fees monthly until the earlier of the completion of a business combination and our liquidation.
We engaged the underwriters of our initial public offering to provide advisory services to us in connection with our initial business combination, such as holding meetings with our stockholders to discuss a potential business combination and the target business’s attributes, introducing us to potential investors that are interested in purchasing our securities in connection with the potential business combination, assisting us in obtaining stockholder approval for the potential business combination and assisting us with our press releases and public filings in connection with the potential business combination. We will pay the underwriters a cash fee for such services upon the consummation of our initial business combination in an amount equal to $6,037,500.
In addition, we have engaged a law firm to assist us with its legal matters in identifying, negotiating, and consummating a business combination, as well as assisting with other legal matters. In the event of a successful business combination, the amount of fees to be paid will be agreed upon between us and the law firm in light of all the facts and circumstances at that point in time. If a business combination does not occur, we will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that we will complete a business combination.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.
AerSale Business Combination
On September 8, 2020, we entered into the Amended and Restated Merger Agreement with NewCo, Merger Sub 1, Merger Sub 2, AerSale, and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership.
Pursuant to the Amended and Restated Merger Agreement, (a) Merger Sub 1 will be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly owned indirect subsidiary of NewCo (the “Second Merger”). In connection with the Business Combination, Monocle and AerSale will become direct or indirect wholly-owned subsidiaries of NewCo, the new public company after the Closing of the Business Combination.
Under the Amended and Restated Merger Agreement and pursuant to the First Merger, (i) all of the issued and outstanding shares of Monocle Common Stock will be exchanged on a one-for-one basis for shares of NewCo Common Stock and (ii) each outstanding and unexercised Monocle Warrant will be exchanged on a one-for-one basis for a NewCo Warrant, in the same form and on the same terms and conditions as the Monocle Warrant.
Pursuant to the Amended and Restated Merger Agreement, NewCo will acquire AerSale for aggregate consideration equal to $315 million (or up to approximately $317 million in the event certain holders are Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock (the “Merger Consideration”). As further described in this proxy statement, (x) holders of AerSale common stock and holders of AerSale in-the-money stock appreciation rights will also receive as consideration a contingent right to receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions (the “Earnout Shares”) and (y) certain holders of Aersale preferred stock and common stock that elect to receive all of their portion of the Merger Consideration in the form of NewCo Common Stock will also receive a contingent right to up to 646,875 additional shares of NewCo Common Stock (the ‘‘Election Shares’’). The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Monocle Charter minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any), multiplied by, (ii) 0.6.
The AerSale Stockholders have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holders, an ‘‘Electing Holder’’), in which case the

Aggregate Cash Consideration will be divided pro rata to all AerSale Stockholders that do not deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement (a “Non-Electing Holder”), or, if all holders are Electing Holders, the Aggregate Cash Consideration will be paid to NewCo.
The Closing is subject to certain conditions, including but not limited to an approval of our stockholders of the Amended and Restated Merger Agreement. The Amended and Restated Merger Agreement may also be terminated by either party under certain circumstances.
Amended and Restated Founder Shares Agreement
Concurrently with the execution of the Amended and Restated Merger Agreement, the founders of Monocle entered into an amended and restated founder shares agreement (as amended the “Amended and Restated Founder Shares Agreement”), pursuant to which they have agreed to forfeit an aggregate of 1,725,000 shares of Monocle Common Stock (the “Forfeited Shares”), with 2,587,500 Founder Shares remaining (the “Remaining Founder Shares”). The Founders also agreed to defer the vesting of an aggregate of 1,940,625 shares of Monocle Common Stock held by the Founders (representing approximately 75% of the Remaining Founder Shares) (the “Unvested Founder Shares”), half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days. The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event on or prior to the fifth anniversary of the date of the Founder Shares Agreement, solely to the extent the Liquidity Event Consideration is greater than $13.50, in which case half of the Unvested Founder Shares which will vest, or $15.00, in which case the other half of the Unvested Founder Shares will also vest. Pursuant to the Amended and Restated Founder Shares Agreement, the holders of the Unvested Founder Shares retain the right to vote such Unvested Founder Shares prior to vesting. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
Company Support and Release Agreement
Concurrently with the execution of the Amended and Restated Merger Agreement, NewCo, Monocle and the AerSale stockholders entered into a support and release agreement (the “Support and Release Agreement”), pursuant to which (i) the AerSale stockholders have agreed not to transfer any shares of AerSale capital stock prior to the Closing, (ii) the AerSale stockholders have made certain representations as to their ownership of AerSale capital stock, (iii) the AerSale stockholders have agreed to customary releases in favor of NewCo, Monocle and their respective Affiliates related to activity on or prior to the Closing, and (iv) NewCo and Monocle, on behalf of themselves and the other Monocle Parties and their respective Affiliates, have agreed to customary releases in favor of the AerSale stockholders and their respective Affiliates related to activity on or prior to the Closing.
Recent Developments
Effects of Coronavirus (COVID-19) Pandemic
The coronavirus (COVID-19) pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. The extent to which the COVID-19 pandemic may impact our ability to consummate a business combination, including the proposed Business Combination with AerSale, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Various governmental bodies and private enterprises have implemented preventative or protective measures to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns, and these actions may continue to expand in scope, type and impact. These measures, in addition to the disruption of economies and financial markets worldwide caused by the COVID-19 pandemic, could result in direct and indirect adverse effects on the commercial aviation industry. AerSale, as a provider of products and services to the commercial aviation industry, may be affected by overall economic conditions of that industry. The extent to which the COVID-19 pandemic may impact AerSale’s operations and our ability to consummate the Business Combination is uncertain.
Quantitative and Qualitative Disclosures About Market Risk
As of June 30, 2020, we were not subject to any market or interest rate risk. Following the consummation of our Initial Public Offering, the net proceeds of our Initial Public Offering, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

INFORMATION ABOUT AERSALE
Mission
AerSale’s mission is to provide full-service support to owners and operators of used commercial aircraft who lack the infrastructure and/or expertise to cost effectively maintain such aircraft during the second half of their operating life through their retirement from service. By providing a one-stop shop that integrates multiple service and product offerings, AerSale saves its customers time and money, while providing value to its shareholders through its operating efficiency.
Company Overview
AerSale Corp. is the parent company of its operating subsidiary, AerSale, Inc. (collectively referred to as “AerSale”, unless the context indicates otherwise). AerSale was founded in 2008 by Nicolas Finazzo and Robert B. Nichols as a platform to serve the aviation aftermarket. In early 2010, AerSale partnered with private equity firm Leonard Green & Partners, L.P. to scale its business and finance the creation of a purpose-built and fully integrated aviation company. Since its founding, AerSale has established a global footprint.
AerSale’s business is comprised of two segments: Asset Management Solutions and TechOps, which, taken together, provide comprehensive support to owners and operators of used commercial aircraft.
Asset Management Solutions
AerSale’s Asset Management Solutions segment, which represented 73% of its revenue during the fiscal year ended December 31, 2019, and 49% of its forecasted 2020 revenue on a pro forma basis, acquires used commercial aircraft and engines (“Flight Equipment”) from airlines and leasing companies as feedstock to support AerSale’s business activities. Asset Management Solutions activities include the sale and lease of aircraft and engines, in addition to their disassembly for component parts (used serviceable material, “USM”) that can be utilized as spares to support both third-party sales and portfolio asset maintenance. AerSale’s aircraft and engines generally provide for highly customized full-service, short-term lease support, where an operator is provided a turn-key piece of Flight Equipment. AerSale’s business model provides an alternative to the supply of new aircraft, engines and parts traditionally sold by their original equipment manufacturers (“OEMs”), or delivered new and leased by pure-play aircraft and engine leasing companies. Because AerSale has created the infrastructure to market through alternative channels, AerSale is able to maximize financial returns on Flight Equipment by cost-effectively placing such assets in the secondary market for the balance of their operating life, and upon retirement from service, extracting the greatest residual value by converting Flight Equipment to the piece-part level as USM. AerSale does this by utilizing its integrated business units to maximize the sum of each asset’s alternative revenue streams, that range from their sale and lease as whole operating assets, down to utilizing their collective individual components as USM sales and MRO operations feedstock. AerSale additionally offers its integrated Asset Management Solutions services to third-party clients who lack the expertise and/or infrastructure to optimize their Flight Equipment investments. Although AerSale offers turn-key short term aircraft and engine leases, AerSale does so primarily as a means to extract value from their remaining operating-life prior to disassembly for USM parts. After disassembly, AerSale utilizes the pieces as low-cost spare parts for its various other business segments, including USM part sales, and in conjunction with its third-party maintenance support. Consequently, the vast majority of aircraft and engines that AerSale has acquired have ultimately been disassembled for their USM parts once their remaining operating-life has been extracted.
TechOps
AerSale’s TechOps segment, which represented 27% of its revenue during the fiscal year ended December 31, 2019, and 51% of its forecasted 2020 revenue on a pro forma basis, provides nose-to-tail maintenance, repair and overhaul (“MRO”) services on the most popular commercial aircraft, engines and components, in addition to select military platforms. Through AerSale’s collective U.S.-based MRO facilities, AerSale provides extensive maintenance and modification services for aircraft and the individual components thereof. AerSale’s aircraft facilities located in Goodyear, AZ. and Roswell, NM. feature 650,000 square feet of hangar space, from which it provides high-quality airframe MRO services, structural modification, conversions, flight system upgrades, including disassembly and re-cycling operations for retiring aircraft. AerSale additionally provides convenient long-term storage capacity for up to 650 aircraft in ideal dry-dessert conditions.
At the individual component level, AerSale’s facilities located in Miami, FL., Rio Rancho, NM., and Memphis, TN., collectively offer specialized component MRO capabilities and services covering; hydraulics, composites, pneumatics, fuel systems, electro-mechanical assemblies, interiors, painting, flight controls, nacelles, and landing gear, for both commercial and military aircraft applications.
AerSale’s TechOps segment leverages its robust engineering team to provide highly specialized technical support to its MRO facilities, as well as to innovate the development of advanced technical repairs, modifications and products, which AerSale markets under the tradename “Engineered Solutions.” This business unit includes the design, manufacture, and installation of new products, systems, and services that can enhance aircraft performance, safety, and service life through its family of cost-saving alternatives to traditionally expensive OEM products and services. Engineered Solutions also serves to lower the cost of Flight Equipment ownership with savings on MRO-related expenses, including compliance with mandatory and market-driven equipment upgrades. These cost-saving solutions are approved by the Federal Aviation Administration (“FAA”) under Supplemental Type Certificates (“STCs”), and AerSale also manufactures STC installation kits under its FAA-approved Parts Manufacturing Authority (“PMA”) certification. Internationally, AerSale has obtained approval from various foreign regulatory authorities to validate its STCs and PMA products for use by airlines based outside the United States.
One example of AerSale’s Engineered Solutions is its AerSafe™ product line. AerSale designed and received Federal Aviation Administration (“FAA”) approval to market AerSafe as a solution for compliance with an FAA mandate to mitigate aircraft fuel tank flammability on Boeing and Airbus aircraft. AerSafe has also been approved for installation on certain aircraft models that are regulated by the European Aviation Safety Agency (“EASA”) and the National Civil Aviation Agency of Brazil (“ANAC”).
Business Segment Synergies
Together AerSale’s Asset Management Solutions and TechOps capabilities generate meaningful operational synergies and allow AerSale to realize significant margin enhancement through the insourcing of expensive Flight Equipment MRO, the implementation of cost-saving proprietary Engineered Solutions, and the cost-efficient sourcing of Flight Equipment feedstock from its asset management activities. The following table highlights the major business activities conducted within its Asset Management Solutions and TechOps segments:
Asset Management Solutions	TechOps
• USM Parts Sales, Lease and Exchange • Aircraft Sales and Leasing • Engine Sales and Leasing • Third-Party Asset Lease Administration • Flight Equipment Consignment Administration
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Aircraft Heavy Maintenance and Storage

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Aircraft Modification and Conversion

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Passenger to Freighter Conversion

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Passenger to Water Tanker Modification

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Engine Repair & Modification

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Airbus/Boeing Reconfigurations

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Borescope, Blending and Field Repairs

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Component Repair Services

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Composite / Flight Control MRO

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Pneumatic, Hydraulics, Electronics MRO

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Wheels, Brakes and Landing Gear MRO

•
Engineered Solutions

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Aircraft Modification and Upgrades

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Proprietary Parts Repair Development

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STCs & PMAs

•
Third-Party MRO Management Services

AerSale utilizes its integrated Asset Management Solutions and TechOps capabilities to provide its customers comprehensive MRO services and spare parts support, as well as to maintain and improve the Flight Equipment assets that AerSale acquires for sale or lease. These processes require a high degree of technical expertise, skilled labor and procedural oversight with respect to each individual aircraft or component that is being serviced, including stringent controls to ensure compliance with applicable regulatory requirements and OEM maintenance recommendations.
While AerSale does not manufacture aircraft or engines as part of its ongoing business, AerSale frequently acquires previously owned Flight Equipment in the aftermarket, and drives incremental value through optimization of alternative revenue streams encompassed in its collective business activities, including:
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disassembly of aircraft and engines for USM parts inventory in instances where management believes the aggregate value of the pieces will be significantly higher than the value as a whole asset;

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sale and lease of aircraft and/or their engines, either in the original condition upon acquisition, or post value-added modification to a model or configuration in higher demand that will garner an increased sales price or higher lease rate;

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upgrading aircraft and engine components to meet or exceed airworthiness standards and other market-based considerations for prospective re-sale, as well as to provide lower cost spare parts to support both its MRO operations and lease portfolio assets; and

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implementation of cost-effective proprietary repairs to extend the life of Flight Equipment assets.

Industry Overview
AerSale’s primary market is the support of aftermarket commercial transport category aircraft variants in both civil and governmental service, which includes both Flight Equipment MRO services and the supply of USM parts. Participants in this sector include (i) OEMs and their distributors that sell new spare parts for the Flight Equipment they manufacture, (ii) aftermarket PMA parts suppliers, (iii) independent MRO providers, (iv) airline-owned or affiliated MRO providers, and (v) suppliers of airframe and engine USM parts. Given the full spectrum of support capabilities that AerSale provides across all major Flight Equipment categories within this sector, AerSale frequently sells products and services to its competitors.
The aviation aftermarket is primarily driven by global macro-economic factors, as well as the performance of passenger and cargo airlines. Sales of aviation products and services to its customers are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g., frequency of schedules, flying hours and take-off and landing cycles), the number of aircraft operators, the general economy, fuel prices, and the level of sales of new and used aircraft. Many of these factors have an impact on the utilization of aircraft, which is typically an important driver of MRO demand and highly correlated to the demand for aftermarket USM parts to replace life cycle limited aircraft parts.
Historically as new aircraft are delivered to global first-tier operators, they tend to displace their more ‘maintenance intensive’ mid-life aircraft, which are in turn eventually sold and likely leased to second-tier operators. These second-tier operators are traditionally much more reliant on the outsourcing of their Flight Equipment for MRO and spares support, than their first-tier counterparts. For this reason, AerSale has tailored its business to specifically address the needs of this rapidly expanding secondary market.
To support its business operations AerSale frequently acquires mid-life Flight Equipment from operators, lessors and financiers as feedstock for its Asset Management Solutions and TechOps business segments. Given the broad reach of its global sales and technical support network, AerSale leverages its deep customer relationships throughout the industry to source aircraft, engine and component acquisition opportunities. Using its proprietary resources and industry database subscription services, AerSale has visibility into hundreds of aircraft entering the market at any given time. Over the years AerSale has refined and institutionalized this process to identify the most attractive assets to pursue.
Wave of Retirements Expected to Provide Feedstock for AerSale
Over the past few years, aircraft retirements have remained relatively level at approximately 500 to 600 retirements annually. Due to the unprecedented decline in air travel post-COVID 19, as of September 2020, Oliver Wyman now estimates approximately 2,000 aircraft will be retired in 2020 alone.
Global Fleet Retirements Forecasted by Aircraft Class: 2016 – 2024 (Number of Retirements)

Note: The term “retirements” is defined as true retirements, aircraft leaving service to never return.
Source: Oliver Wyman analysis
In the pre-COVID 19 market run up, inflated mid-life aircraft values for AerSale's target aircraft models have largely kept them economically unfeasible for early retirement feedstock and freighter conversion purposes. Over the course of the next few years, AerSale anticipates an unprecedented increase in opportunities to acquire attractively priced in-production mid-life aircraft to support both its Asset Management and TechOps business segments. Demand for lease engines and used exchange engines (in lieu of costly engine overhauls) to support operating fleets is also expected to increase significantly. AerSale anticipates this surge in target market aircraft retirements will drive outsized growth over the next five years, as the Company selectively pursues high-margin model-specific aircraft acquisitions.

Global Commercial MRO Market ($ billions)

1.
New and USM part sales are included in Component MRO. $2.3BN spare parts and ~$7BN line maintenance are not included;

2.
2016/2019 MRO market is adjusted to 2020 dollars to match forecast using the IMF advanced economies inflation rate;

Note: Historicals adjusted to reflect new `actuals' in line with updated methodology
Source: Oliver Wyman analysis
Within the aviation aftermarket, the global market for commercial aircraft MRO (pre-COVID 19) has experienced strong growth of 5.3% annually to reach $70.1 billion in 2019. Despite the pull back in MRO demand to an estimated $41 billion this year, Oliver Wyman's September 2020 update now forecasts global MRO revenue rebounding to over $80 billion by 2024.

Global Component Labor MRO Market Forecast by ATA Chapter: (2016-2024) — $ Billions

1
2016 MRO market is adjusted to 2020 dollars to match forecast, historicals adjusted to reflect new “actuals”

Note: Other consists of hydraulics, electrical, pneumatic, engine accessories, cargo, water and waste, tires, thrust reversers, structures, propeller, and minor ATA chapters.
Source: Oliver Wyman analysis.
Within the Commercial MRO Market, since 2016 revenues for component MRO (pre-COVID 19) has experienced strong growth of 4.9% annually to reach $5.4 billion in 2019. Despite the pull back in MRO demand to an estimated $3.8 billion this year, Oliver Wyman's September 2020 update now forecasts global component MRO revenue rebounding at a growth rate of 4.4% annually to reach over $6.7 billion by 2024. This demand is significantly influenced by increasing MRO requirements to support mid-life narrow-body aircraft such as the A320 and 737NG, as well as greater MRO demand for components such as flight controls, landing gear, avionics, wheels and brakes. Given that many airlines are moving to hold on to their existing mid-life aircraft (in lieu of capital intensive new aircraft) in the current economic environment, a significant rise in demand for AerSale's aircraft MRO and USM parts offerings is anticipated.
While currently only a small portion of its business, AerSale is actively pursuing the supply of USM parts and Flight Equipment MRO services directly to governmental agencies, as well as to other primary contractors that support them. AerSale’s focus will be on defense platforms which are derivative models of commercial aircraft, and consequently share common USM and MRO requirements. The military market provides a diverse revenue stream as it does not directly correlate with the market trends in the commercial space.
Business Strategy
Competitive Strengths
AerSale’s competitive strengths are focused on institutionalized processes to drive profitability by maximizing Flight Equipment values across the second half of their life-cycle. AerSale believes its data-driven approach, highly attuned staff, proprietary analytical tools, and formalized decision-making processes give AerSale a unique platform to drive value within the aviation aftermarket.

Market Intelligence & Proprietary Data

- **Holistic insights into the aviation aftermarket** through continuous upstream aircraft and engine transactions, and downstream USM component market participation
- **Data-driven investment decision-making**
  - 10+ years of transactional data
  - Market position permits line-of-sight into retiring fleets and predictive pricing dynamics
  - Real-time market intelligence covering resale values and MRO costs, from aircraft to individual components
  - Proprietary tools to quantify and analyze data

Differentiated Regulatory Position

- **"Unlimited" repair station licenses** at Goodyear, AZ and Miami, FL facilities are key advantages and barriers to competition
  - Grandfathered in before FAA's discontinuation of "unlimited" repair station ratings, and cannot be replicated today
- **Ability to fast track new FAA approved capabilities** avoiding typical longer lead-time requirements associated with the standard certification process
- **Augmented expansion of proprietary Engineered Solutions** with introduction of innovative products and services to support growing demand for new applications

AerSale®

Customer Relationships

- **Established customer relationships over 30+ years** across major airlines, cargo operators, leasing companies, MROs, OEMs, financiers and government entities
- **Deep bench of highly qualified personnel** with extensive expertise covering all major aircraft and engine platforms
- **Key downstream supply / demand perspectives** inform MRO and USM investment and divestiture decisions
- **Existing airline customer franchise positions**, which often involve a multi-year vetting process prior to approval
- **Well-established reputation** for customer-focused culture

Integrated Business Model

- **Multiple avenues to extract value** allow for enhanced acquisition, processing, and distribution channels
- **Ability to cross-sell products and services** leverages customer relationships to "up-sell" complementary offerings
- **Margin enhancing internal utilization** of efficiently sourced USM parts and low-cost MRO services
- **Ability to evaluate and execute on complex situations**
- **Well-positioned for new product development** (e.g. Supplemental Type Certificates ("STCs") approvals, Parts Manufacturer Approval ("PMA") certifications, and market introductions)

Key Market and Operational Advantages Designed to Deliver Superior Risk-Adjusted Returns

AerSale’s ability to provide cost saving alternatives to support its customers across the entire range of Flight Equipment, from whole aircraft to its individual component parts level, is critical to its ability to drive value and profitability. By offering a comprehensive suite of products and services, AerSale is able to enjoy a competitive edge in the marketplace as a “one-stop” source for full mid-life aircraft, engine and USM spare parts support, bundled with comprehensive MRO solutions. This integration of services facilitates significant cross-selling opportunities among its various business units, as many of its customers depend on the products and services provided by both its Asset Management Solutions and TechOps business segments. In totality, the breadth of these capabilities allows AerSale to optimally service its customers’ needs, providing them increased fleet flexibility while reducing fleet downtime. Similarly, these capabilities lower the cost of ownership of its own Flight Equipment. At the same time, AerSale’s participation in upstream aircraft and engine transactions also provides valuable market insights regarding operating fleet trends that feed its key downstream supply and demand modeling inputs, informing its MRO and USM parts investment decisions.
As a consistent source of aftermarket USM parts, AerSale provides its customers a safe and widely-accepted low-cost alternative to purchasing new OEM replacement parts. AerSale’s ability to cost-efficiently source USM parts through aftermarket Flight Equipment acquisitions and lease portfolio retirements enables AerSale to profitably monetize aircraft and engines that otherwise would have limited economic benefit as an operating whole asset. AerSale is additionally able to leverage its component MRO capabilities to extend the serviceable life of many USM components and systems. Consequently, AerSale’s ability to increase its USM return to service yield reduces its associated return to service expenses and serves to drive incremental margin on USM part sales, while also lowering the cost of replacement parts required to maintain its portfolio aircraft and engines.
AerSale has the advantage over most of its MRO competitors of being one of the select aviation aftermarket companies that has the necessary technical and operational resources to hold FAA “unlimited” repair station ratings for both its airframe and component MRO operations. These comprehensive FAA ratings are no longer granted; however, its unlimited ratings were “grandfathered” in among its longstanding MRO subsidiary companies. This enables AerSale to fast track the implementation of certain new MRO capabilities through an established FAA approved ‘self-certification’ procedure, while avoiding the typically longer approval lead-times associated with standard FAA repair station capability certification. Consequently, AerSale believes its ability to efficiently innovate and bring to market new proprietary repairs and modifications for both aircraft and their components meaningfully enhances its responsiveness to the evolving needs of its customers, while also giving AerSale the flexibility to pursue a significantly wider range of market growth opportunities.
Counter-Cyclical Resilience
Historically AerSale’s industry has seen temporary contractions in the demand for air travel. Unlike many of its competitors, AerSale’s business is able to take advantage of these market cycles due to:
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Increased demand for aircraft storage, disassembly, and related asset management services, arising out of grounding of surplus aircraft from over supply.

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Increased demand for used parts, and MRO services from operators that delay replacing their older aircraft in order to retain capital for ongoing operations.

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Increased demand for short term lease engines in order to delay major capital expenditures needed to repair unserviceable engines.

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Increased opportunity to acquire distressed flight equipment, companies, facilities, and work talent, from underfunded customers and competitors.

Growth Strategies
AerSale intends to pursue opportunities that are well aligned with its existing capabilities and which will continue to differentiate its business.
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Broaden MRO Capabilities.   AerSale will utilize its FAA “unlimited” repair station licenses to develop new capabilities, while augmenting brand loyalty with a growing range of MRO services to support its customers’ needs. The MRO segment is accretive to its Asset Management Solutions business and allows AerSale incremental opportunities to supplement its MRO customers with Flight Equipment and USM spare parts once AerSale has established an initial MRO service relationship.

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Expand AerSale’s Government Presence.   Many of the commercial aircraft and engines for which AerSale provides products and services have equivalent or derivative aircraft and engine platforms that are used by various branches of the military and civilian government agencies. As government funding is stable and uncorrelated with the commercial aviation cycle, AerSale views this as an important growth market. AerSale intends to increasingly focus on capturing additional USM parts sales in addition to MRO service opportunities, directly with these government customers, or through subcontracting arrangements with government contractors.

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Introduce New Engineered Solutions.   AerSale’s Engineered Solutions offerings provide a critical value-add for customers through the introduction of proprietary alternative products, repairs and modifications which AerSale develops to enhance aircraft performance, reliability, safety, regulatory compliance, service life and cost-of-ownership economics. The breadth of services and capabilities that AerSale provides its extensive customer base promotes its early identification and development of new solutions to address their evolving needs. AerSale will continue to invest in new Engineered Solutions that create value for its customers and are accretive to the expansion and profitability of its MRO operations. AerSale believes that it is well positioned to develop and market these solutions given its deep knowledge of maintenance intensive mid-life aircraft, its broad range of engineering and MRO capabilities, and its extended market reach as a global provider of Flight Equipment sales, leasing, MRO and USM parts sales.

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Expand AerSale’s Geographical Footprint.   AerSale believes the growth in the international aviation sector represents a compelling opportunity to leverage its existing capabilities to serve a broader set of foreign aircraft owners, operators, OEMs and MRO customers. As international fleets continue to grow in size and age in both established and emerging markets, AerSale expects to play an increasing role in supplying Flight Equipment spares, MRO support, and USM parts to burgeoning markets that currently lack a mature infrastructure to meet this demand.

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Pursue Strategic Acquisitions.   AerSale’s business has grown organically and through acquisitions since its founding. AerSale has a proven track record of successfully expanding its capabilities through acquisitions, including its acquisition of Great Southwest Aviation (now its Roswell Maintenance Facility) in 2010, Aero Mechanical Industries (now known as AerSale Component Solutions) in 2015, Goodyear Maintenance Facility in 2017, Avborne Accessory Group (now known as Avborne Component Solutions) in 2018, and Qwest Air Parts in 2019. AerSale will continue to evaluate opportunities to acquire businesses that meet its financial return profile and execute on these transactions where there is an opportunity to enhance its value proposition by integrating the operations of such businesses into its existing offerings of products and services.

Customers
AerSale sells to more than 1,000 customers worldwide. Non-U.S. customers account for 65% of AerSale’s customer base. Its principal customers are comprised of domestic and foreign passenger airlines, cargo operators and governmental agencies, in addition to regional and commuter airlines. AerSale also sells its products and services to a broad range of other companies that provide aftermarket Flight Equipment support services, including OEMs, MROs, financiers and leasing companies. For the fiscal year ended December 31, 2019, only one customer represented more than 10% of its aggregate revenue, which was principally due to a significant sale of Flight Equipment. Excluding this transaction, the top 10 customers would have represented 27.4% of revenue.
AerSale believes that the breadth of its MRO capabilities and supporting services create a compelling customer care and value proposition that fosters brand loyalty, and significantly contributes to the recurring nature of its business. In fiscal year ended December 31, 2019, 5 of its top 10 customers had been customers for 5 years or more, and 55% of its top 100 customers utilized more than one of its service offerings.
AerSale primarily uses the US Dollar as its functional currency in all markets it operates in order to reduce its foreign currency market risk.
Sales and Marketing
AerSale employs a sales force of 32 individuals. It utilizes a matrixed marketing approach, whereby its individual business segments dedicate resources to market directly to their respective customer audience, while its regional sales specialists co-market its combined product and service offerings to clients within their territories. Given the technical nature of its business, business unit-specific technical staff frequently participate in marketing presentations and campaign developments in support of marketing initiatives spanning the sale, lease and MRO of aircraft, engines and their components.
AerSale primarily markets and sells its products and services through its own direct sales force. On occasion, AerSale utilizes contract services to assist in specific client-targeted sales efforts. In addition, it utilizes foreign representation in certain regional markets outside of the United States. AerSale augments its direct customer marketing efforts with industry event sponsorships, conference participation, press release broadcast, web site promotion and social media initiatives, in addition to trade publication announcements, advertising and periodic article contributions.

Research and Development
AerSale embraces a customer centric approach to supporting its clients with new value-add products and services designed to enhance Flight Equipment performance, lower the cost of maintenance, improve reliability and extend service life, while reducing the associated cost-of-ownership. Key initiatives to support customers’ reduced cost of ownership include reduced down-time, lower cost USM alternatives, Flight Equipment lease versus own options, innovative aircraft modification and upgrade services, and propriety component repair regimes.
Because AerSale’s customers utilize its entire range of services, from whole aircraft MRO through individual component MRO, AerSale frequently receives valuable insights as to evolving customer needs and desires. These inputs are regularly provided to its senior managers and technical personnel to identify and quantify opportunities for developing new products and services. Where the business case warrants, its engineers and technicians are tasked to develop, test and introduce new Engineered Solutions, including proprietary repairs not identified in existing repair manuals and STCs for new products, designed to provide value to its customers.
AerSale’s ability to bring new Engineered Solutions to market is made possible through its in-depth knowledge of the requirements promulgated by respective airworthiness regulatory agencies like the FAA, in addition to non-mandatory recommendations issued by OEMs. The engineering and regulatory authority certification process varies widely by product application and region, and AerSale looks to contract with third-party manufacturers and/or channel partners on an as-needed basis to assist in obtaining certain regulatory agency approvals.
AerSale believes that its “unlimited” airframe and component FAA repair station certifications in combination with its deep technical expertise, positions AerSale to expedite identification and implementation of new Engineered Solutions and proprietary component repairs, and is an important differentiator for its business.
Competition
The aviation aftermarket is highly competitive with many participants, including Flight Equipment OEMs, MROs, airlines, aircraft and engine leasing companies, financiers, USM sales organizations, and other independent manufactures and service providers. The vast majority of participants compete within smaller subsets of AerSale’s broader products and services offerings. Frequently, AerSale’s competitors will specialize in one or a limited number of areas within the following segments: aircraft MRO, engine MRO, Engineered Solutions, aircraft leasing, engine leasing, USM parts sales, and asset management. Further, many specialize in component MRO, but typically focus on a smaller subset of repairs for specific components or materials such as composites, pneumatics, hydraulics, electronics, landing gear, wheels and brakes and auxiliary power units.
Consumers of aftermarket Flight Equipment products and services typically make buying decisions based on a variety of factors including quality, pricing, availability, provider reputation, technical specification, prior operating history, turnaround time, geographic location and financial terms.
AerSale’s Asset Management Solutions segment competitors include AAR Corp., VAS Aero Services, LLC, GA Telesis, LLC, Kellstrom Aerospace and Aerfin Ltd., while competitors to its TechOps segment include AAR Corp., Aviation Technical Services, Inc., HAECO Americas, MRO Holdings, Inc., ST Engineering North America, and Lufthansa Technik AG. Though its product and service offering includes certain aircraft and engine leasing activities, AerSale does not view large pure-play aircraft and engine leasing companies as core competitors, as those companies’ primary differentiators are centered around cost of capital and financial securitization products, and frequently choose to divest mid-life assets to operators, leasing companies, and aftermarket specialists that are focused on mid-life flight equipment monetization.

Certain of AerSale’s competitors have substantially greater marketing, financial, technical and infrastructure resources than AerSale does and may additionally provide complementary sales and services capabilities that AerSale does not currently offer. As a result, certain of its competitors may be able to deliver a broader range of aftermarket Flight Equipment products and services at more attractive pricing. As such, AerSale chooses to target services and products where its synergic capabilities provide AerSale a competitive advantage and allow it to be more responsive to the evolving needs of mid-life aircraft owners, operators, MROs and financiers. AerSale believes that the market insights, technical capabilities and financial expertise that AerSale brings together through its Asset Management Solutions and TechOps offerings are particularly well suited to meet the comprehensive needs of mid-life Flight Equipment customers, with a fuller range of value-added products and services than most of its competitors.
Government Regulation
The FAA regulates the manufacture, repair and operation of all aircraft, including engines, components and parts, operated in the United States, to ensure that all aircraft and aviation equipment are continuously maintained in proper condition for safe operation. Similar rules and regulatory authorities exist in other countries. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by these regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance are required prior to installation of Flight Equipment components and aircraft release in to operating service. AerSale operates four FAA certified repair stations that are also EASA certified, in addition to holding various other international airworthiness authority approvals, which are also repair station facility specific. AerSale’s repair station facilities are required by the FAA to hold pertinent certification approvals for the products and MRO services that AerSale provides for its customers, and are required to adhere to all relevant FAA rules and regulations as a condition to maintaining those certifications.
Certain of AerSale’s Engineered Solutions include products that are authorized by the FAA through issuance of Supplemental Type Certificate approval for their respective application. Others involve proprietary repairs that AerSale develops internally in compliance with authorities granted by the FAA under its “unlimited” repair station licensing for applicable airframe and engine component categories. AerSale facilitates the production of certain of its Engineered Solutions through the manufacture of new parts in accordance with its FAA approved PMA certifications, as well as the manufacture of certain new replacement parts under its FAA repair station authorities. AerSale also employs FAA certified personnel called Designated Airworthiness Representatives (DARs) and Designated Engineering Representatives (DERs), to facilitate its MRO operations through the development and regulatory approval of specialized airframe and component designs, repairs, modifications, and installations. AerSale relies on these FAA approvals to market its Engineered Solutions to third parties, as well as to utilize them on its own Flight Equipment. Management believes the depth of technical and operational qualifications required to attain these FAA regulatory approvals constitute a significant barrier for competitors looking to compete with its Engineered Solutions offerings.
The FAA requires that aircraft operators maintain detailed records that log the utilization and condition of certain aircraft and engine life-limited parts. The FAA also requires that various maintenance routines be performed and documented on certain airframe and engine components at regular intervals based on utilization and/or time. Maintenance may also be required following certain types of events (e.g. foreign object damage, extreme heat, hard landings, etc.). Further, the FAA and certain other airworthiness authorities can at any time introduce new rules and regulations that may impact AerSale’s business. In order to proactively mitigate the effects of prospective future rulings and amendments, as well as to position its business segments to potentially benefit from them, AerSale diligently monitors FAA publications and industry trade groups in an effort to obtain as much advance notice as possible concerning future regulatory mandates.
As AerSale pursues sales of products and services directly to the U.S. government or through its contractors, AerSale may also be subject to various laws and regulations governing pricing and other factors. Historically, government regulations have had no material adverse effect on AerSale’s business and results of operations.

Intellectual Property
AerSale believes its brand recognition is an important differentiator, and AerSale maintains trademarks on “AerSale”, on certain branded product offerings (i.e. AerSafe, AerTrak, and AerAware), and on certain operating subsidiaries (i.e. AerSale Component Solutions, Aircraft Composite Technologies, Avborne Component Solutions, and Qwest Air Parts).
While AerSale holds no patents, it significantly benefits from an extensive array of proprietary intellectual property pertaining to market intelligence, transactional data history, and price modelling techniques, in addition to a wide range of product design, engineering, manufacturing, repair, modification and MRO procedures.
AerSale’s Engineered Solutions are trade secrets comprised of internally developed proprietary products and repair regimes. As such, its Engineered Solutions are exclusively available through its business or third parties that AerSale authorizes. While its competitors may be able to develop similar alternatives to its Engineered Solutions offerings, AerSale believes that its deep understanding of mid-life aircraft markets and technologies, combined with its ability to expedite the introduction of new Engineered Solutions to the market, uniquely positions AerSale to increase its market share in this sector.
Though AerSale’s proprietary market intelligence, transactional data history, price modelling techniques, and Engineered Solutions expertise are subject to misappropriation or obsolescence, management believes it has adequately institutionalized systems and procedures to prevent such occurrences. These measures include adoption of continuous improvement methodologies developed to maintain the integrity its intellectual property holdings, in addition to the innovation of new techniques, products and processes designed to enhance its existing offerings in response to future market developments.
Employees
As of June 30, 2020, AerSale had 424 full time employees worldwide, none of which are subject to a collective bargaining agreement. Approximately 98% of its employees are based in the United States. In addition to its full time employees, AerSale also utilizes approximately 300 contract workers, the majority of whom are located at its airframe maintenance facilities. AerSale’s contract labor workers are utilized to provide flexible staffing based on seasonal demand for airframe maintenance.
Environmental Matters
AerSale’s business, operations and facilities are subject to numerous stringent federal, state and local environmental laws and regulation by government agencies, including the Environmental Protection Agency (“EPA”). Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment and require AerSale to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on AerSale. Although management believes that its operations and its facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of its operations or regulatory enforcement actions which may arise, may require AerSale to make significant additional capital expenditures to ensure ongoing compliance or engage in remedial actions.
Certain of AerSale’s facilities, including facilities acquired and operated by AerSale or one of its subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies. AerSale is frequently indemnified by prior owners or operators and/or present owners of the facilities for liabilities which AerSale incurs as a result of these investigations and the environmental contamination found which pre-dates its acquisition of these facilities, subject to certain limitations. For its Goodyear, AZ facility, AerSale also maintains an environmental impairment liability policy that provides coverage for certain liabilities associated with the clean-up of on-site and off-site pollution conditions, as well as for resulting bodily injury or property damage to third-parties, in each case, to the extent not otherwise indemnified. If AerSale is required to pay the expenses related to environmental liabilities because neither indemnification nor insurance coverage is available, these expenses could have an adverse effect on AerSale’s business and results of operations.
Facilities
AerSale’s principal executive office is in Coral Gables, Florida. In addition to its headquarters, AerSale has the following operating locations:
Facility:	Primary Purpose:
• Goodyear, AZ	Aircraft MRO, Storage, Modification and Disassembly
• Roswell, NM	Aircraft MRO, Storage, Disassembly, and Distribution
• Rio Rancho, NM	Flight Control Surface, Nacelle & Landing Gear MRO
• Coral Gables, FL	Corporate Headquarters and Engineered Solutions
• Miami, FL	Hydraulic, Pneumatic, Flight Control Surfaces, Electro-Mechanical Component MROs
• Memphis, TN	USM Sales, Distribution and Component MRO
• Dublin, Ireland	Flight Equipment Asset Management
• Bridgend, United Kingdom	Regional Sales Offices
• Singapore	Regional Sales Offices
AerSale’s Goodyear, AZ and Roswell, NM facilities are located onsite at the Phoenix Goodyear Airport and Roswell International Air Center, respectively, and make up two of its FAA-authorized repair station operations centers. By having locations on these respective airfields with large aircraft storage field capacity, AerSale supports its ability to provide aircraft management and MRO services by allowing customers to fly their aircraft directly to its facilities. In addition to having airframe maintenance service offerings at these facilities, AerSale has FAA-authorized repair station operations in its Rio Rancho, NM, Memphis, TN, and Miami, FL facilities that provide its component MRO service offerings.
AerSale primarily distributes USM parts from its dedicated distribution warehouse located in Memphis, TN, in addition to long term on-site bulk storage capacity provided at its Roswell, NM facility. These facilities collectively provide more than 300,000 square feet of available space to manage AerSale’s Flight Equipment inventories and facilitate support of its customer’s urgent spares requirements with non-stop delivery capacity to destinations worldwide.
Legal Proceedings
From time to time, AerSale is subject to litigation incidental to its business. AerSale is not currently party to any legal proceedings that would be reasonably expected to have a material adverse effect on its business or financial condition. For more information about legal proceedings involving AerSale, please see the section entitled “Risk Factors — Risks Related to NewCo’s Business and Operations Following the Business Combination with AerSale.”
AerSale Management
AerSale’s executive team is comprised of the following individuals who are responsible for managing AerSale’s operations and running its day-to-day business.

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Nicolas Finazzo, Co-Founder, Chairman and Chief Executive Officer:   Mr. Finazzo founded AerSale in 2008 and has served as Chairman and Chief Executive Officer from inception until January 2019, and from and after December 2019. He has also served as Division President, TechOps since December 2019. From January 2019 to December 2019, Mr. Finazzo was Executive Chairman of AerSale. From 1997 to 2008, Mr. Finazzo was Co-Founder and Chief Executive Officer of AeroTurbine, Inc., a supplier of aircraft and engine products and MRO service provider. In 1997, Mr. Finazzo was Vice President and General Counsel of AeroThrust, Inc., parts supplier, MRO service provider and aircraft engine leasing company. From 1991 to 1997, Mr. Finazzo was Vice President and General Counsel of International Air Leases, Inc., a used aircraft leasing company. From 1987 to 1991, Mr. Finazzo was Vice President of Contracts for Greenwich Air Services, a jet engine MRO service provider. From 1981 to 1987, Mr. Finazzo was President of Southern Express Airways, Inc., a commuter airline operating in the United States.

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Robert B. Nichols, Co-Founder and Executive Vice Chairman:   Mr. Nichols founded AerSale in 2008 and has served as the Executive Vice Chairman since January 2019. He has also served as Division President, Asset Management Solutions since December 2019. From 2017 to December 2019, Mr. Nichols was Principal of AerSale. From 2008 to 2017, Mr. Nichols also was Chief Operating Officer of AerSale. From 1997 to 2008, Mr. Nichols was Co-Founder and Chief Operating Officer of AeroTurbine, Inc. From 1990 to 1997, Mr. Nichols was Vice President of Engine Sales and Leasing for AeroThrust, Inc. From 1989 to 1990, Mr. Nichols was Director of Engine Sales and Leasing for Greenwich Air Services.

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Basil Barimo, Division President, MRO Services:   Mr. Barimo has served as the Division President, MRO Services for AerSale since December 2019. From January 2019 to December 2019, he was the Chief Executive Officer for AerSale. From 2017 to January 2019, Mr. Barimo was Chief Operating Officer of AerSale. From 2010 to 2017, Mr. Barimo was Executive Vice President of Repair for the NORDAM Group, an aerospace components MRO service provider. From 2003 to 2009, Mr. Barimo was the Vice President of Operations and Safety for Air Transport Association of America, a U.S. trade association and lobbying group. From 2002 to 2003, Mr. Barimo was the Vice President of Operations for Avborne, Inc., a supplier of mid-life aircraft, engines and used serviceable material, and MRO service provider. From 1989 to 2002, Mr. Barimo was the Senior Director of Maintenance Quality Assurance for US Airways, Inc., a commercial airline.

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Iso Nezaj, Chief Technical Officer and Division President, Engineered Solutions:   Mr. Nezaj has served as Chief Technical Officer of AerSale since December 2019. He has also served as Division President, Engineered Solution since 2017. From 2014 to 2017, Mr. Nezaj was Senior Vice President of Technical Services of AerSale. From 2010 to 2014, Mr.  Nezaj was Vice President in Technical Services of AerSale. From 2009 to 2010, he was President of Air One Maintenance & Engineering LLC, a maintenance repair operation service provider. From 2000 to 2009, Mr. Nezaj was General Manager of Commercial Jet Inc., a maintenance repair operation service provider. From 1997 to 1999, Mr. Nezaj was Vice President and Chief Operating Officer of Skytrak International Airlines, Inc., a US FAR certified 21 commercial airline. From 1995 to 1997, Mr. Nezaj was Vice President of Engineering for Aeron Equities, Inc., a leasing aviation company. From 1993 to 1994, Mr. Nezaj was Director of Quality Assurance and Engineering for Kiwi International Airlines, Inc., a US FAR certified 121 commercial airline.

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Craig Wright, Division President, Aircraft & Engine Management:   Mr. Wright has served as Division President, Aircraft & Engine Management since December 2019. From January 2019 to December 2019, he was the President of AerSale. From June 2017 to January 2019, Mr. Wright was Chief Commercial Officer of AerSale. From 2010 to 2017, he was Senior Vice President of Aircraft Leasing for AerSale. From 2006 to 2010, he was Vice President of Fleet for Macquarie AirFinance, a global aircraft leasing company. From 2001 to 2006, Mr. Wright was Director of Corporate Finance for GATX Capital Corp., working in multiple business units including rail/locomotive, IT equipment and aviation finance. From 1990 to 1998, Mr. Wright was a Consulting Engineer for Lin & Associates, Inc., a specialized structural engineering company.

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Gary Jones, Division President Airframe & Engine Materials:   Mr. Jones has served as President of AerSale’s Materials Group since 2019. From 1999 through 2019, he was President and Chief Executive Officer of Qwest Air Parts, a supplier and distributor of commercial aviation parts that was acquired by AerSale in 2019. From 1983 to 1998, Mr. Jones was Vice President of Acquisitions for GE Capital Aviation Services, a commercial aviation financing and leasing company.

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Martin Garmendia, Chief Financial Officer, Treasurer & Secretary:   Mr. Garmendia has served as Chief Financial Officer of AerSale since 2018. From 2015 to 2018, he was Senior Vice President of Finance and Corporate Controller for AerSale. From 2006 to 2015, Mr. Garmendia had various roles for NextEra Energy (NYSE: NEE) including Senior Director of Corporate Accounting for Florida Power & Light, a regulated power utility company and Controller during the IPO of NextEra Energy Partners (NYSE: NEP). From 2003 to 2006, Mr. Garmendia had various roles for Bacardi USA, Inc., a spirits company, including Finance Manager of the Forecast Budget & Analysis Group. From 2000 to 2003, Mr. Garmendia was a Senior Auditor in the Assurance & Advisory Practice at Deloitte & Touche, LLP, a multinational professional services network and accounting firm. Mr. Garmendia is a Certified Public Accountant in the State of Florida.

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Enrique Pizzi, Chief Information Officer:   Mr. Pizzi has served as Chief Information Officer of AerSale since 2019. From 2017 to 2018, he was Chief Technology Officer for Ilumno, Inc., a higher education network of universities in the Latin America and Caribbean region. From 2016 to 2017, Mr. Pizzi was Chief Information Officer of AerSale. From 1997 to 2016, Mr. Pizzi was Chief Information Officer of TradeStation Group, Inc. and President and Chief Operating Officer of TradeStation Global Services, SA, Costa Rica, an online securities and futures brokerage firm that is a member of MONEX Group Japan.

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Vanessa Machado, Senior Vice President, Human Resources:   Ms. Machado has served as Senior Vice President of Human Resources for AerSale since January 2019. From 2015 to January 2019, She was Vice President, Human Resources for AerSale. From 2014 to 2015, Ms. Machado was Director of Human Resources for AerSale. From 2012 to 2014, she was Vice President of Human Resources and Operations for International Vapor Group, Inc., a retail, manufacturer, distributor and online marketer of electronic cigarettes. From 1992 to 2012, Ms. Machado was Vice President of Coastal Systems Group, Inc., a group of companies, headquartered in Florida, that specializes in waterfront design-build projects and shipping to remote locations.

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Ron Wolf, Senior Vice President, Operations and Quality Assurance:   Mr. Wolf has served as Senior Vice President of Operations and Quality Assurance for AerSale since August 2019. From 2009 to August 2019, he was Vice President of Quality and Facilities of AerSale. From 2005 to 2009, Mr. Wolf was Vice President of Quality for Volvo Aero Services, Inc., an aviation parts and services provider. From 2004 to 2005, Mr. Wolf was Senior Director of the Materials Operations Group at AeroTurbine, Inc. From 2003 to 2004, Mr. Wolf was Director of Quality Assurance for American Composites, Inc., a maintenance operation service provider. From 1985 to 2003, Mr. Wolf was Vice President of Quality Assurance and Operations at AAR Corporation, an aviation and expeditionary service provider.

Executive Compensation
For information about AerSale’s executive compensation, please see the section entitled “Executive Compensation — AerSale.”

AERSALE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following management’s discussion and analysis together with “Selected Historical Consolidated Financial Information of AerSale” and AerSale’s Consolidated Unaudited Financial Statements and the related notes for the fiscal six months ended June 30, 2020 and 2019 included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements about AerSale’s business, operations and industry that involve risks and uncertainties, such as statements regarding AerSale’s plans, objectives, expectations and intentions. AerSale’s future results and financial condition may differ materially from those currently anticipated by AerSale because of the factors described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.”
General
AerSale was founded in 2008 by Nicolas Finazzo and Robert B. Nichols, as a platform for serving the commercial aviation aftermarket sector. AerSale’s founders each have over 30 years of experience in aircraft and engine (“Flight Equipment”) management, sales and maintenance services, and are supported by an experienced executive management team.
In early 2010, AerSale partnered with private equity firm Leonard Green & Partners, L.P. to scale AerSale’s business and finance the creation of a purpose-built and fully integrated aviation company. Since its founding, AerSale has established a global footprint focused on providing products and services that maximize the value of Flight Equipment in the middle to end cycle of its operating life.
AerSale is a worldwide provider of aftermarket commercial aircraft, engines, and their parts to passenger and cargo airlines, leasing companies, Original Equipment Manufacturers (“OEM”), government and defense contractors, and maintenance, repair and overhaul (“MRO”) service providers. AerSale reports its activities in two business segments: Asset Management Solutions, comprised of activities that extract value from strategic asset acquisitions either as whole assets or by disassembling for used serviceable material (“USM”); and Technical Operations (“TechOps”), comprised of MRO activities for aircraft and their components, and sales of internally developed engineered solutions products.
AerSale focuses on mid-life assets and monetizes them through its Asset Management Solutions segment. Asset Management Solutions’ activities include monetization of assets through the lease or sale of whole assets, or through disassembly activities in support of AerSale’s USM-related activities. AerSale’s monetizing services have been developed to maximize returns on mid-life Flight Equipment throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at its retirement. AerSale accomplishes this by utilizing its deep market and technical knowledge related to the management of Flight Equipment sales, leasing and MRO activities. To extract value from the remaining flight time on whole assets, AerSale provides flexible short-term (generally less than five years) leasing solutions of Flight Equipment to passenger and cargo operators with operations across the globe. Once the value from the Flight Equipment’s flight time has been extracted, Flight Equipment is considered to be at or near the end of its useful life and is analyzed for return maximization as either whole asset sales or disassembled for sale as USM parts. Revenues from this segment are segregated between Aircraft and Engine depending on the asset type that generated the revenue. Lease revenues and the related depreciation from aircraft and engines installed on those aircrafts is recognized under the Aircraft category. Revenues from sales of whole aircraft and related cost of sales are allocated between the Aircraft and Engine categories based on the allocated cost basis of the asset sold.
AerSale’s TechOps segment provides internal and third-party aviation services, including internally developed engineered solutions, full heavy aircraft maintenance and modification, component MRO, as well as storage and end-of-life disassembly services. AerSale’s MRO business also engages in longer-term projects such as aircraft modifications, cargo/tanker conversions of aircraft, and aircraft storage. The TechOps segment also includes MRO of landing gear, thrust reversers, hydraulic systems, and other aircraft components.

AerSale utilizes these capabilities to support its customers’ Flight Equipment, as well as to maintain and improve AerSale’s owned Flight Equipment, which is subsequently sold or leased to AerSale’s customers. These processes require a high degree of expertise on each individual aircraft or component that is being serviced. AerSale’s knowledge of these processes allows AerSale to assist customers to comply with applicable regulatory and OEM requirements. There is also a significant amount of skilled labor that goes into this process.
In addition to AerSale’s aircraft and USM parts offerings, AerSale designs Engineered Solutions consisting of Supplemental Type Certificates (“STCs”) that can be installed on existing Flight Equipment to improve performance, comply with regulatory requirements, or improve safety. An example of these solutions is the AerSafe ™ product line, which AerSale has designed and obtained Federal Aviation Administration (“FAA”) approval to sell as a solution for compliance with the FAA’s fuel tank flammability regulations. These products are proprietary in nature and function as non-OEM solutions to regulatory requirements and other technical challenges, often at reduced delivery time and cost for operators. In order to develop these products, AerSale engages in research and development activities.
Impact of COVID-19
COVID-19 has been declared a global health pandemic by the World Health Organization. COVID-19 has impacted nearly all regions of the world, which has driven the implementation of significant, government-imposed measures to prevent or reduce its spread, including travel restrictions, the closing of borders, “shelter in place” orders and business closure. As a result, commercial airlines have experienced a decline in demand for air travel. The reduced number of aircraft in service and corresponding flying hours negatively impacts the demand for AerSale’s services, and prolonged reduction could materially and adversely affect AerSale’s business, operating results, financial condition, and liquidity. An extended pandemic, or the threat thereof, could also result in employee absenteeism leading to lower productivity in AerSale’s service locations, temporary closure of AerSale’s offices and facilities, travel restrictions for AerSale’s workforce and other voluntary actions that may result in business disruptions.
Early in March 2020, as AerSale began to see the impacts to its customers, the Company took actions to position itself for the short-term impacts of COVID-19, while allowing the Company the flexibility to quickly pursue the opportunities that would follow. The Company cancelled approximately $20 million of feedstock opportunities under negotiation, as it evaluated the impacts of COVID-19 on asset valuations. The Company also reexamined its structure and executed measures in March 2020 to right-size the business through headcount reductions, temporary salary adjustments, and suspension of various other initiatives that allowed the Company to reduce costs by over $20 million on an annualized basis enabling the Company to remain cash flow positive through the first half of 2020.
AerSale’s customer base is diverse, and the Company has increasingly been able to cross-sell its products and services across numerous channels, not just for passenger aircraft, but also for cargo and government customers, including the US Department of Defense. Sales for the first half of 2020 have been 49% to non-passenger end customers such as those in the cargo and defense sector, and this percentage is projected to remain consistent for the remainder of the year. The Company expects demand for Flight Equipment and services to support passenger traffic to remain weak throughout 2020, recovering gradually, and then accelerating throughout 2021 and thereafter as available vaccines and therapeutics, advances in public health capacity, and changes in how passengers fly makes air travel more attractive for business and personal travelers. There is a high degree of uncertainty regarding the pace of this recovery, with a wide variance among industry analysts. For planning purposes, the Company has assumed that the demand for passenger air travel will not reach 2019 levels until 2023. However, AerSale is already starting to see signs of a recovery in commercial aviation and believes that the 2nd quarter of 2020 represents the trough for AerSale revenue and Adjusted EBITDA.
The current dislocation in the commercial aviation market presents certain unique opportunities for AerSale, and the Company is capitalizing on its business model to take advantage of these potential opportunities.

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The Company is well positioned to acquire a substantial amount of feedstock with aircraft retirements forecast to grow from an average of approximately 600 retirements annually, to approximately 2,000 aircraft forecasted for 2020. In total, an estimated 4,000 are now expected to be retired between 2020 and 2024.

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Increased feedstock of in-production aircraft will allow the Company, to participate in burgeoning USM markets that have previously relied almost exclusively on OEM new material; expanding its presence in a $4 billion plus market that is forecasted to expand as customers look for low cost, high quality solutions. USM material typically provides a cost advantage over OEM new material of approximately 30% or more.

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AerSale anticipates accelerated acquisition of additional Flight Equipment, and is particularly focused on responding to the expected increase in demand for passenger-to-freighter conversion feedstock, as well as to flight operators and lessors looking to acquire used replacement engines in order to avoid costly engine shop visits.

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The Company has experienced a dramatic rise in demand for dry dessert aircraft storage services at its Goodyear, AZ, and Roswell, NM. facilities. Typical demand for aircraft storage pre-COVID was running at just over 100 aircraft, while AerSale expects to have over 500 aircraft in storage by year end 2020. As one of the largest providers of aircraft storage, the Company is seeing a significant rise in storage and preservation revenues.

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As many of the aircraft in storage at our facilities will return to service with new operators in a normalizing market going forward, AerSale expects to see a surge in demand for the Company’s aircraft MRO services, including interior modifications, cargo conversion services, and equipment upgrades.

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Record numbers of aircraft in storage at our facilities is also expected to significantly increase AerSale’s “first-access” aircraft buying opportunities, while simultaneously providing a significant savings advantage through the reduced logistical costs associated with buying aircraft on-site.

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AerSale will accelerate the organic expansion of MRO capabilities within its Tech Ops facilities (e.g. increased landing gear MRO operations at the Company’s Landing Gear Solutions facility in Rio Rancho, NM); however, as with the Asset Management segment, greater focus is now being shifted towards targeted pandemic-resilient markets, including cargo, defense, and government sectors.

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Management expects to see an uptick in mergers and acquisition (M&A) opportunities from non-integrated and less disciplined competitors who have been heavily acquiring mid-life assets in the overheated pre-COVID market run up. AerSale believes it is entering an ideal period to accelerate its non-organic growth through increased M&A initiatives, while benefiting from greater market share and workforce availability in a less-crowded and less-competitive landscape.

The Company believes that its debt-free balance sheet, available liquidity under its existing credit facilities, and the anticipated cash proceeds from the closing of its initial business combination with Monocle will provide it with sufficient resources to take advantage of the business opportunities it foresees with its adaptive business strategy. The Company has a proven historical track record of highly disciplined asset acquisitions in post recessionary environments achieving high returns and minimal inventory obsolescence charges.
As the Company responds to the changing business environment caused by COVID-19, it expects the mix of business in its two business segments to change, with the percentage of business coming from TechOps increasing. As the commercial aviation market recovers, the Company expects both segments to experience growth, but with the split between the two segments eventually returning to prior levels. The Company believes that this short-term change in mix demonstrates the ability of its diverse offerings to respond effectively to changing market dynamics.

Critical Accounting Policies and Estimates
The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires AerSale’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include revenue recognition, the useful lives of property and equipment, useful lives and residual values of flight equipment held for lease, allowances for doubtful accounts and sales returns, the income tax provision, impairment of long-lived assets, valuation of inventory, valuation and useful lives of intangibles, goodwill and contingencies.
AerSale believes the following critical accounting policies are affected by its judgments and estimates used in the preparation of AerSale’s Consolidated Financial Statements:
Revenue Recognition
Sales of aircraft and engine parts, which may include sales of whole aircraft and engines, are reported net of estimated returns and allowances. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages.
Freight costs charged to buyers are recorded in both revenue and selling, general and administrative expenses in the Consolidated Statements of Operations.
AerSale leases Flight Equipment under operating leases that contain monthly base rent and reports basic rental income straight line over the life of the lease as it is earned. Additionally, AerSale’s leases provide for maintenance reserves (also known as supplemental rent), which is calculated based on the number of hours or cycles an operator uses the leased Flight Equipment and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, AerSale records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of AerSale’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where AerSale is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will cease when the amount outstanding is beyond the customer’s deposit held.
AerSale applies ASC 606 — Revenue from Contracts with Customers (“ASC 606”). Under ASC 606 revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales commissions and taxes collected and remitted to government agencies. AerSale recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.
When AerSale enters into a contract, AerSale’s management evaluates if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In certain cases, AerSale’s service contract with a customer is considered one performance obligation if the service provided meets certain criteria including the service being provided is significantly integrated with other obligations under the relevant contract, the service provided significantly modifies or customizes another good or service or the good or service is highly interdependent or interrelated with another good or service. If the contract has more than one performance obligation, AerSale determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on the relative standalone selling prices.
The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Certain contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract, but limited to the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.
AerSale’s performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to AerSale’s customers. The majority of AerSale’s sales of products are recognized at a point in time upon transfer of control to the customer which generally occurs upon shipment.
For AerSale’s service revenue, the performance obligations are generally satisfied over time. AerSale measures progress in a manner that depicts the performance of transferring control to the customer. As such, AerSale utilizes the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. AerSale is required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results.
Changes in estimates and assumptions related to AerSale’s arrangements accounted for using the modified retrospective method are recorded using the cumulative catch-up method of accounting.
Inventory Cost
Inventory is valued at the lower of cost or market value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific identification method whereby total cost is the cost paid, including certain capitalizable asset acquisition costs, to acquire such assets as a whole.
Additionally, AerSale purchases certain whole aircraft and engines to disassemble and supply its engine and airframe parts inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part’s allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as non-current inventory on the Consolidated Balance Sheets.
AerSale evaluates this ratio periodically, and if necessary, updates sales estimates and makes prospective adjustments to this ratio. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of sales when associated parts are sold. During the six-month period ended June 30, 2020, AerSale recorded an additional inventory reserve of $12.9 million directly related to the discontinuation of an aircraft platform by a large operator.
Goodwill
In accordance with ASC 350, “Intangibles — Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.

For purposes of reviewing impairment and the recoverability of goodwill, AerSale’s management must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.
As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed an impairment analysis on goodwill as of June 30, 2020 on both the Asset Management Solutions and Technical Operations segments. Based on the qualitative assessment performed, AerSale’s management concluded that goodwill was not impaired as of June 30, 2020.
Customer Relationships and Other Intangible Assets
Intangibles arising from business combinations, including customer relationships and FAA certificates are initially recorded at fair market value. Customer relationships are amortized over ten years and favorable leases are amortized over the remaining term of the lease. Straight-line amortization is utilized. Where there are no legal, regulatory, contractual, or other factors that would reasonably limit the useful life of an intangible assets, that asset is classified as indefinite lived and such intangible assets are not amortized.
Other intangible assets with indefinite lives are assessed for impairment annually, or more frequently when events or circumstances indicate there may be an impairment. These assets are carried at the estimated fair value at the time of acquisition. As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed a quantitative impairment analysis as of June 30, 2020 on the indefinite lived intangible assets and concluded there was no impairment.
AerSale annually reviews the estimated lives and methods used to amortize other intangible assets. The actual amounts of amortization expense may differ materially from AerSale’s estimates, depending on the results of AerSale’s annual review.
Impairment of Long-Lived Assets
Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed an impairment analysis as of June 30, 2020 on the property and equipment and the definite lived intangible assets and concluded there was no impairment.
On a quarterly basis, AerSale’s management monitors its Flight Equipment lease portfolio for events that may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to sell an asset (in whole or as USM parts), knowledge of specific damage to an asset, or supply/demand events that may affect AerSale’s ability to lease an asset in the future. On an annual basis, even absent any such triggering event, AerSale evaluates the carrying value of the assets in its Flight Equipment lease portfolio to determine if any impairment exists.
Impairment may be identified by several factors, including, comparison of estimated sales proceeds or undiscounted forecasted cash flows over the life of the asset with the asset’s book value. If the forecasted undiscounted cash flows are less than the book value, the asset is written down to its fair value. When evaluating for impairment, AerSale groups assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In AerSale’s Flight Equipment portfolio, this is at the individual asset level (e.g., engine or aircraft), as each asset generates its own stream of cash flows, including lease rents, maintenance reserves and repair costs.
AerSale must make assumptions which underlie the most significant and subjective estimates in determining whether any impairment exists. Those estimates, and the underlying assumptions, are as follows:

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Fair value — AerSale determines fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from airlines, engine manufacturers, and MRO providers as well as specific market sales and repair cost data.

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Future cash flows — when evaluating the future cash flows that an asset will generate, AerSale makes assumptions regarding the lease market for specific asset models, including estimates of market lease rates and future residual values.

If the undiscounted forecasted cash flows and fair value of AerSale’s long-lived assets decrease in the future, AerSale may incur impairment charges.
Inventory, which consists of complete aircraft and engines held for sale, as well as related parts, is valued at the lower of cost or market value. An impairment charge for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical sales patterns, and future sales expectations. AerSale has recorded an impairment of its flight equipment in the amount of $3.0 million during the six-month period ended June 30, 2020.
Accounting for Maintenance Expenditures and Maintenance Reserves
Pursuant to certain of AerSale’s aircraft leases, the lessee is responsible for performing required maintenance and repairs on the leased asset, and is required to have the obligation to make monthly maintenance reserve payments to AerSale, in arrears following the usage month. Upon the lessee’s presentation of invoices evidencing the completion of qualifying maintenance, AerSale will reimburse the lessee for the cost of the maintenance, up to the amount of the maintenance payments that have been received by AerSale from the lessee. Unless otherwise provided in the relevant contract, AerSale records such maintenance payments paid by the lessees as maintenance deposit payment liabilities to record AerSale’s contractual commitment to reimburse such qualifying maintenance.
Reimbursements to the lessees upon receipt of evidence for qualifying maintenance work are charged against the existing maintenance deposit payments liabilities.
For other lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow AerSale to directly manage the occurrence, timing, and associated cost of qualifying maintenance work on the Flight Equipment, supplemental rent collected during the lease is recognized as lease revenue in the period earned.
Any amounts of maintenance deposit payments existing at the end of a lease contract are released and recognized as lease revenue or applied against outstanding accounts receivable at lease termination.
Useful Lives
Aircraft are depreciated over the assets’ useful life using the straight-line method to the estimated residual value based on the total remaining life before disassembly or outright scrap metal value. AerSale’s typical aircraft useful lives range from two to ten years.
Engines are depreciated using the straight-line method to the estimated residual value based on the total life remaining before disassembly. To arrive at the total engine life remaining before disassembly, the remaining life of the engine’s life-limited parts, the estimated utilization, and condition, as well as the aircraft fleet supported by the engine model are considered and evaluated on a quarterly basis.
Recent Accounting Pronouncements
The most recent adopted and to be adopted accounting pronouncements are described in Note B to AerSale’s condensed Consolidated Financial Statements included in this proxy statement/prospectus.
Results Of Operations
Sales and gross profit for AerSale’s two business segments for the six-month period ended in June 30, 2020 and 2019, and the years ended December 31, 2019 and 2018 were as follows:

Six-months ended June 30, 2020 compared to the six-months ended June 30, 2019
	Six months ended June 30,
(in thousands, except percentages)	2020	2019	Percent Change
Revenue
Asset Management Solutions
Aircraft	$24,840	$29,596	(16.1)%
Engines	$26,842	$42,993	(37.6)%
	$51,682	$72,589	(28.8)%
TechOps
MRO	$47,677	$34,953	36.4%
Product Sales	$3,132	$7,697	(59.3)%
	$50,809	$42,650	19.1%

	$102,491	$115,239	(11.1)%

	Six months ended June 30,
(in thousands, except percentages)	2020	2019	Percent Change
Gross Profit
Asset Management Solutions
Aircraft	$(6,262)	$7,077	(188.5)%
Engines	$9,122	$13,030	(30.0)%
	$2,860	$20,107	(85.8)%
TechOps
MRO	$9,137	$5,996	52.4%
Product Sales	$1,161	$4,124	(71.8)%
	$10,298	$10,120	1.8%

	$13,158	$30,227	(56.5)%
Total revenues decreased $12.7 million or 11.1% to $102.5 million for the six months ended June 30, 2020, from $115.2 million for the six months ended June 30, 2019, driven by a decrease of $20.9 million, or 28.8%, within Asset Management Solutions and an increase of $8.2 million or 19.1% million within TechOps.
Asset Management Solutions
Sales in the Asset Management Solutions segment decreased $20.9 million or 28.8%, to $51.7 million for the six months ended June 30, 2020, from $72.6 million for the six months ended June 30, 2019, due to a $4.8 million or 16.1% decrease in revenues from Aircraft, and a $16.1 million or 37.6% decrease in revenues from Engines. The decrease in Aircraft revenues is primarily attributable to decreased activity in the A320 and B767 product lines as a result of lower trading and leasing volume. The decrease in Engines revenues is primarily attributable to decreased activity in the CF6-80, CFM56, and V2500 product lines as a result of USM sales volume. The reductions in leasing, USM sales, and asset trading are directly related to global decrease in demand for flight hours in response to the COVID-19 pandemic. In June 2019, AerSale acquired Qwest Air Parts and fully integrated this business within the operations of the Asset Management Solutions Segment effective January 2020. As such, the impact of this acquisition on total segment revenues for the six month ended June 30, 2020 is not determinable.
Cost of sales in Asset Management Solutions segment decreased $3.7 million or 7.0%, to $48.8 million for the six months ended June 30, 2020, compared to $52.5 million for the six months ended

June 30, 2019. The decrease in cost of sales was primarily driven by the sales decrease discussed above, and partially offset by inventory obsolescence recorded during 2020. Gross profit in the Asset Management Solutions segment decreased $17.2 million or 85.8%, to $2.9 million for the six months ended June 30, 2020, from $20.1 million for the six months ended June 30, 2019. The margin reduction is mainly attributable to a reserve for inventory obsolesce and an impairment of Flight Equipment of which $12.9 million relates to Aircraft, and $3.0 million to Engines for the six month ended June 30, 2020.
Aircraft gross profit margins have decreased to (25.2%) for the six months ended June 30, 2020, from 23.9% for the six months ended June 30, 2019, while Engines gross profit margins increased by 370 bps to 34.0% for the six months ended June 30, 2020, from 30.3% for the six months ended June 30, 2019, primarily due to reduced cost from lower utilization of leased engines by many of AerSale’s customers. Excluding the impact of the reserve for inventory obsolesce and the impairment of Flight Equipment, aircraft gross profit margins would have been 26.7%, which would have been an increase of 280 bps from June 30, 2019 results, and Engines gross profit would have been 45.3%, which would have been an increase of 1500 bps from for six months ended June 30, 2019 results. The improved margins excluding obsolescence and impairment adjustments are the result of USM sales in various platforms where costs had been fully recaptured.
TechOps
AerSale’s revenue from TechOps increased by $8.2 million or 19.1%, to $50.8 million for the six months ended June 30, 2020, compared to $42.7 million for the six months ended June 30, 2019. The increase was primarily driven by increased demand for maintenance and storage programs, including preservation work, based on the increase in fleet groundings due to reduced flight volume by passenger operators due to COVID-19.
Cost of sales in TechOps increased $8.0 million or 24.5%, to $40.5 million for the six months ended June 30, 2020, from $32.5 million for the six months ended June 30, 2019, which is lower than the increase in sales discussed above due to higher margin work. Gross profit in TechOps increased $0.2 million or 1.8%, to $10.3 million for the six months ended June 30, 2020, compared to $10.1 million for the six months ended June 30, 2019. The increase in gross profit is primarily attributable to higher revenue driven by the acquisition of Aircraft Composite Technologies (“ACT”) in January 2020, which generated revenues of $4.0 million and gross profit of $2.6 million, and increased contributions from maintenance and storage programs. Gross profit margin decreased by 350 bps to 20.3% for the six months ended June 30, 2020 compared to 23.7% for the six months ended June 30, 2019, and was largely attributable to an overall change in the product mix of the segment.
Selling, General and Administrative Expenses
Selling, general and administrative expenses, inclusive of transaction costs, decreased $0.1 million, or 0.2% to $27.4 million for the for the six months ended June 30, 2020, as compared to $27.5 million for the six months ended June 30, 2019. The decrease is the direct result of cost saving initiatives implemented in response to the COVID-19 pandemic partially offset by the Qwest and ACT acquisitions in June 2019 and January 2020, respectively, which represent $2.6M of the balance for the six months ended June 30, 2020.
CARES Act Proceeds
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 and is intended to assist the economy by issuing a relief package to preserve jobs in industries adversely impacted by the COVID-19 outbreak. On June 8, 2020, we entered into an agreement with the U.S. Department of the Treasury to receive $12,693,000 in emergency relief through the CARES Act payroll support program to be paid in installments through September 30, 2020. The proceeds of the grant are recorded within accrued expenses when received and are recognized as CARES Act proceeds in the statement of operations over the periods that the funds are intended to compensate. As of June 30,

2020, we received $6,346,000 in grant proceeds under the CARES Act payroll support program and the full amount has been recognized as CARES Act proceeds in the statement of operations. The remaining amount will be received in the quarter ending September 30, 2020.
In connection with this financial assistance, we are required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the agreement through September 30, 2020. In addition, the Company is subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021; and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions may affect the Company’s operations and if the Company does not comply with these provisions, it may be required to reimburse up to 100% of the relief funds.
Interest Expense
Interest expense decreased to $1.0 million for the six months ended June 30, 2020, as compared to $1.2 million for the six months ended June 30, 2019. As of June 30, 2020, AerSale had no outstanding debt.
Income Taxes
The effective tax rate from continuing operations for the six months ended June 30, 2020 was 22.0% compared to 20.8% for the six months ended June 30, 2019. The increase in effective tax rate was mainly as a result of state income taxes and the impact of foreign taxes. The difference between the effective tax rate and the statutory tax rate of 21% for the six months ended June 30, 2020 is primarily due to the impact of state income taxes and foreign taxes. The difference between the effective tax rate and the statutory tax rate of 21% for the six months ended June 30, 2019 is primarily due to the impact of state income taxes and foreign taxes.
Year ended December 31, 2019 compared to the year ended December 31, 2018
	Year ended December 31,
(in thousands, except percentages)	2019	2018	Percent Change
Revenue
Asset Management Solutions
Aircraft	$98,736	$95,353	3.5%
Engines	123,088	149,819	(17.8)%
	221,824	245,172	(9.5)%
TechOps
MRO	69,389	38,779	78.9%
Product Sales	12,988	6,781	91.5%
	82,377	45,560	80.8%

	$304,201	$290,732	4.6%

	Year ended December 31,
(in thousands, except percentages)	2019	2018	Percent Change
Gross Profit
Asset Management Solutions
Aircraft	$27,592	$21,708	27.1%
Engines	40,113	41,949	(4.4)%
	67,705	63,657	6.4%
TechOps
MRO	11,125	6,818	63.2%
Product Sales	6,219	1,694	267.1%
	17,344	8,512	103.8%

	$85,049	$72,169	17.8%
Total revenues increased $13.5 million or 4.6% to $304.2 million for the year ended December 31, 2019, from $290.7 million for the year ended December 31, 2018, because of an increase of $36.8 million or 80.8% within TechOps and a decrease of $23.3 million or 9.5% in Asset Management Solutions.
Asset Management Solutions
Sales in the Asset Management Solutions segment decreased $23.3 million or 9.5%, to $221.8 million for the year ended December 31, 2019, from $245.2 million for the year ended December 31, 2018, due to a $26.7 million or 17.8% decrease in revenues from Engines, offset by a $3.4 million or 3.5% increase in revenues from Aircraft. The decrease in Engine revenues is primarily attributable to decreased activity in the CF6-80 and CFM56 product lines primarily due to a one-time sale in the amount of $53.7 million in March 2018 of the majority of the aircraft fleet previously on lease to subsidiaries of AerLine Holdings, Inc. (together with its subsidiaries “AerLine”), a previously consolidated VIE. After normalizing for this transaction, Asset Management revenues would have increased by $30.3 million or 15.8%, to $221.8 million for the year ended December 31, 2019, from $191.5 million for the year ended December 31, 2018, due to higher revenues generated from the B737 and CFM56 product lines.
Cost of sales in the Asset Management Solutions segment decreased $27.4 million or 15.1%, to $154.1 million for the year ended December 31, 2019, compared to $181.5 million for the year ended December 31, 2018, which was in line with the sales decrease discussed above. Gross profit in the Asset Management Solutions segment increased $4.0 million or 6.4%, to $67.7 million for the year ended December 31, 2019, from $63.7 million for the year ended December 31, 2018. The gross profit generated during 2018 includes $1.6 million related to the one-time sale in March 2018 related to AerLine discussed above.
Excluding the AerLine related transaction, Aircraft gross profit margins would have decreased by 140 bps to 27.9% for the year ended December 31, 2019, from 29.3% for the year ended December 31, 2018, and Engine gross profit margins would have decreased by 160 bps to 32.6% for the year ended December 31, 2019, from 34.2% for the year ended December 31, 2018, primarily due to a change in sales mix noted above.
TechOps
AerSale’s revenue from TechOps increased by $36.8 million or 80.8%, to $82.4 million for the year ended December 31, 2019, compared to $45.6 million for the year ended December 31, 2018, primarily due to higher revenues from MRO services. The increase in MRO Services revenue is primarily driven by increased production volume from sold conversion and modification projects at AerSale’s Goodyear facility and the acquisition of Avborne in November 2018.

Cost of sales in TechOps increased $28.0 million or 75.5%, to $65.0 million for the year ended December 31, 2019, from $37.0 million for the year ended December 31, 2018, which was in line with the sales increase discussed above. Gross profit in TechOps increased $8.8 million or 103.8%, to $17.3 million for the year ended December 31, 2019, compared to $8.5 million for the year ended December 31, 2018. The increase in gross profit is primarily attributable to higher revenue driven by the Avborne acquisition and continued expansion of AerSale’s Goodyear facility. Gross profit margin increased by 240 bps to 21.1% for the year ended December 31, 2019 compared to 18.7% for the year ended December 31, 2018, and was largely attributable to greater efficiencies from increased utilization and higher gross profit on certain MRO projects.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $16.4 million, or 35.0% to $63.0 million for the year ended December 31, 2019, as compared to $46.6 million for the year ended December 31, 2018. The increase is partially attributable to the acquisitions of Avborne and Qwest, which accounted for $2.9 million and $3.0 million, respectively. Other factors include non-recurring fees of $1.2 million related to the Monocle transaction and higher employee costs.
Interest Expense
Interest expense increased $0.6 million, or 26.6% to $3.0 million for the year ended December 31, 2019, as compared to $2.4 million for the year ended December 31, 2018. The increase is due to a higher average debt balance during 2019 versus 2018.
Discontinued Operations
Effective August 31, 2018, AerLine sold all of its interest in one of its subsidiaries in consideration for a promissory note in the amount of $5.0 million and 9.99% interest in the buyer, at which point AerLine ceased to meet the consolidation criteria as a VIE. The historical results of AerLine are reported as discontinued operations in AerSale’s Consolidated Statements of Operations for all periods presented. The loss on deconsolidation for the year ended December 31, 2018 amounted to $1.4 million.
Income Taxes
The effective tax rate from continuing operations for the year ended December 31, 2019 was 21.2% compared to (13.7%) for the year ended December 31, 2018. The increase in effective tax rate was mainly as a result of the tax benefit that resulted from the release of the valuation allowance during 2018.
AerSale’s effective income tax rate of 21.2% for the year ended December 31, 2019 differed from the statutory federal income tax rate of 21% primarily due to state and foreign income taxes and return to provision adjustments. AerSale’s effective income tax rate of (13.7%) for the year ended December 31, 2018 differed from the statutory federal income tax rate of 21% primarily due to a bad debt deduction claimed for uncollectible accounts owed from AerLine, state and foreign income taxes, a deduction for foreign-derived intangible income, and a reduction in the valuation allowance.
Financial Position, Liquidity and Capital Resources
On June 30, 2020, AerSale had $37.2 million of cash and cash equivalents. AerSale finances its growth through cash flows generated from operations and borrowings secured by AerSale’s assets. Cash derived from borrowings amounted to $104.3 million for the six months ended June 30, 2020, compared to $73.4 million, for the six months ended June 30, 2019. In the same time periods $107.7 million and $27.0 million, respectively, was used to pay down related debt. As of June 30, 2020, AerSale had no outstanding debt balance.
Cash Flows — Six-Months Ended June 30, 2020 compared to same period in 2019
Cash Flows from Operating Activities
Net cash provided by operating activities was $38.3 million for the six months ended June 30, 2020 compared to cash provided of $3.4 million for the same period in 2019. The increase of $34.9 million was primarily attributable to the timing of inventory purchases, collections of trade receivables, receipt of customer deposits, and better results from operations excluding non-cash items.
Cash Flows from Investing Activities
Net cash used in investing activities was $15.2 million for the six months ended June 30, 2020, compared to cash used of $68.9 million in the same period for 2019. Cash used during the six month ended June 30, 2020 is primarily related to a business acquisitions totaling $17.0 million. The decrease in cash used during the six months ended June 30, 2020 when compared to prior year is primarily related to lower the acquisition of Flight Equipment to support the Asset Management segment in 2020, as the business strategically delayed purchases of equipment to the second half of 2020.
Cash Flows from Financing Activities
Net cash used in financing activities for the six months ended June 30, 2020 was $3.4 million, compared to cash provided of $46.3 million in the same period for 2019. The cash used in financing activities for the six months ended June 30, 2020 is driven by net debt repayments, including full settlement of the Company’s long-term debt note, from available cash. The cash provided by financing activities for the six months ended June 30, 2019 is primarily the result of borrowings to finance Flight Equipment and the Qwest business acquisition.
Cash Flows — Year Ended December 31, 2019 compared to same period in 2018
Cash Flows from Operating Activities
Net cash provided by continuing operating activities was $45.5 million for the year ended December 31, 2019 compared to cash provided of $59.2 million in the same period for 2018. The decrease of $13.7 million was primarily attributable to the timing of inventory purchases combined with the timing of collections of trade receivables and customer deposits.
Cash Flows from Investing Activities
Net cash used in investing activities from continuing operations was $62.1 million for the year ended December 31, 2019, compared to cash provided of $44.2 million in the same period for 2018. Cash used during the year ended December 31, 2019 was $26.1 million used in business acquisitions and $36.5 million used for purchases of Flight Equipment supporting Asset Management Solutions. The cash provided during the year ended December 31, 2018 is mostly related to the sale of assets supporting AerSale’s discontinued operations partly offset by business acquisitions.
Cash Flows from Financing Activities
Net cash used in financing activities from continuing operations for the year ended December 31, 2019 was $5.5 million, compared to cash used of $83.8 million in the same period for 2018. The cash used in financing activities from continuing operations for the year ended December 31, 2019 is driven by repayment of long-term debt from available cash. The cash used in financing activities for the year ended December 31, 2018 is primarily the result of net debt repayments from available cash. As of December 31, 2019, AerSale had no outstanding balance on the Revolving Credit Facility.
Debt Obligations and Covenant Compliance
On July 20, 2018, AerSale’s revolving credit agreement was amended and restated (the “Revolving Credit Agreement”) to, among other things, provide a $110.0 million aggregate amount of revolver commitments subject to borrowing base limitations and extend, subject to certain conditions, the maturity date to July 20, 2021.

The Revolving Credit Agreement provides commitments for a $110.0 million revolving credit facility and includes a $10 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Revolving Credit Agreement. Extensions of credit under the Revolving Credit Agreement are available for working capital and general corporate purposes. The commitments under the Revolving Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Revolving Credit Agreement will be due and payable.
As of June 30, 2020, there was no outstanding balance under the Revolving Credit Agreement and AerSale had $80.7 million of availability. AerSale was in compliance with its debt covenants as of June 30, 2020.
Contractual Obligations
Repayments of AerSale’s gross debt obligations primarily consist of scheduled installments due under term loans and are funded by the use of unrestricted cash reserves and from cash flows from ongoing operations. The table below summarizes AerSale’s contractual commitments at December 31, 2019:
		Payment due by period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
$110.0 million Senior Secured Revolving Credit Facility	$—	$—	$—	$—	$—
Revolving Credit Facility – Interest	—	—	—	—	—
$35.0 million Senior Secured Notes Payable	3,424	3,424	—	—	—
Senior Secured Notes Payable – Interest	92	92	—	—	—
Operating Lease Commitments	20,420	4,314	8,941	7,165	—
Capital Lease Commitments	431	291	140	—	—
	$24,367	$8,121	$9,081	$7,165	$—
AerSale has estimated the interest payments due under its debt obligations by applying the interest rates applicable at December 31, 2019 to the remaining debt, adjusted for the estimated debt repayments identified in the table above. Actual interest payments made will vary due to actual changes in the rates for one-month LIBOR and the total debt outstanding in the specified periods.
AerSale believes its equity base, internally generated funds, and existing debt facilities are sufficient to maintain its level of operations through December 31, 2020. If an event occurs that would affect AerSale’s ability to meet its capital requirements, AerSale’s ability to continue to grow AerSale’s asset base consistent with historical trends could be impaired and AerSale’s future growth limited to that which can be funded from internally generated capital.

NEWCO MANAGEMENT AFTER THE BUSINESS COMBINATION
Management and Board of Directors
NewCo anticipates that the current executive officers of AerSale will become executive officers of the post-combination company following the Business Combination. Upon the Closing, we anticipate that the size of the post-combination company’s board of directors will be eight directors. The following persons are anticipated to be the directors and executive officers of the post-combination company. In addition, prior to the mailing of the definitive proxy statement, we intend to identify three additional independent directors.
Name	Age	Position
Nicolas Finazzo	63	Chairman, Chief Executive Officer, Division President, TechOps and Director
Robert B. Nichols	63	Executive Vice Chairman, Division President, Asset Management Solutions and Director
Martin Garmendia	45	Chief Financial Officer, Treasurer and Secretary
Basil Barimo	55	Division President, MRO Services
Craig Wright	53	Division President, Aircraft & Engine Management
Gary Jones	57	Division President, Airframe & Engine Materials
Iso Nezaj	65	Division President, Engineered Solutions and Chief Technical Officer
Jonathan Seiffer	49	Director
Eric J. Zahler	70	Director
Sai S. Devabhaktuni	49	Director
Richard J. Townsend	70	Director
General C. Robert Kehler	68	Director
Peter Nolan	61	Director
Michael Kirton	38	Director
For biographical information concerning Messers. Zahler, Devabhaktuni, Townsend and General Kehler see “Information about Monocle —  Management — Directors and Officers.”
Nicolas Finazzo
Nicolas Finazzo founded AerSale in 2008 and has served as Chairman and Chief Executive Officer from inception until January 2019, and from and after December 2019. He has also served as Division President, TechOps since December 2019. From January 2019 to December 2019, Mr. Finazzo was Executive Chairman of AerSale. From 1997 to 2008, Mr. Finazzo was Co-Founder and Chief Executive Officer of AeroTurbine, Inc., a supplier of aircraft and engine products and MRO service provider. In 1997, Mr. Finazzo was Vice President and General Counsel of AeroThrust, Inc., parts supplier, MRO service provider and aircraft engine leasing company. From 1991 to 1997, Mr. Finazzo was Vice President and General Counsel of International Air Leases, Inc., a used aircraft leasing company. From 1987 to 1991, Mr. Finazzo was Vice President of Contracts for Greenwich Air Services, a jet engine MRO service provider. From 1981 to 1987, Mr. Finazzo was President of Southern Express Airways, Inc., a commuter airline operating in the United States.
Robert B. Nichols
Robert B. Nichols founded AerSale in 2008 and has served as the Executive Vice Chairman since January 2019. He has also served as Division President, Asset Management Solutions since December 2019. From 2017 to December 2019, Mr. Nichols was Principal of AerSale. From 2008 to 2017, Mr. Nichols also was Chief Operating Officer of AerSale. From 1997 to 2008, Mr. Nichols was Co-Founder and Chief Operating Officer of AeroTurbine, Inc. From 1990 to 1997, Mr. Nichols was Vice President of Engine Sales and Leasing for AeroThrust, Inc. From 1989 to 1990, Mr. Nichols was Director of Engine Sales and Leasing for Greenwich Air Services.
Martin Garmendia
Martin Garmendia has served as Chief Financial Officer of AerSale since 2018. From 2015 to 2018, he was Senior Vice President of Finance and Corporate Controller for AerSale. From 2006 to 2015, Mr. Garmendia had various roles for NextEra Energy (NYSE: NEE) including Senior Director of Corporate Accounting for Florida Power & Light, a power utility company and Controller during the IPO of NextEra Energy Partners (NYSE: NEP). From 2003 to 2006, Mr. Garmendia had various roles for Bacardi USA, Inc., a spirits company, including Finance Manager of the Forecast Budget & Analysis Group. From 2000 to 2003, Mr. Garmendia was a Senior Auditor in the Assurance & Advisory Practice at Deloitte & Touche, LLP, a multinational professional services network and accounting firm. Mr. Garmendia is a Certified Public Accountant in the State of Florida.
Basil Barimo
Basil Barimo has served as the Division President. MRO Services for AerSale since December 2019. From January 2019 to December 2019, he was the Chief Executive Officer for AerSale. From 2017 to January 2019, Mr. Barimo was Chief Operating Officer of AerSale. From 2010 to 2017, Mr. Barimo was Executive Vice President of Repair for the NORDAM Group, an aerospace components MRO service provider. From 2003 to 2009, Mr. Barimo was the Vice President of Operations and Safety for Air Transport Association of America, a U.S. trade association and lobbying group. From 2002 to 2003, Mr. Barimo was the Vice President of Operations for Avborne, Inc., a supplier of mid-life aircraft, engines and used serviceable material, and MRO service provider. From 1989 to 2002, Mr. Barimo was the Senior Director of Maintenance Quality Assurance for US Airways, Inc., a commercial airline.
Craig Wright
Mr. Wright has served as Division President, Aircraft & Engine Management since December 2019. From January 2019 to December 2019, he was the President of AerSale. From June 2017 to January 2019, Mr. Wright was Chief Commercial Officer of AerSale. From 2010 to 2017, he was Senior Vice President of Aircraft Leasing for AerSale. From 2006 to 2010, he was Vice President of Fleet for Macquarie AirFinance, a global aircraft leasing company. From 2001 to 2006, Mr. Wright was Director of Corporate Finance for GATX Capital Corp., working in multiple business units including rail/locomotive, IT equipment and aviation finance. From 1990 to 1998, Mr. Wright was a Consulting Engineer for Lin & Associates, Inc., a specialized structural engineering company.
Gary Jones
Mr. Jones has served as President of AerSale’s Materials Group since 2019. From 1999 through 2019, he was President and Chief Executive Officer of Qwest Air Parts, a supplier and distributor of commercial aviation parts that was acquired by AerSale in 2019. From 1983 to 1998, Mr. Jones was Vice President of Acquisitions for GE Capital Aviation Services, a commercial aviation financing and leasing company.
Iso Nezaj
Mr. Nezaj has served as Chief Technical Officer of AerSale since December 2019. He has also served as Division President, Engineered Solution since 2017. From 2014 to 2017, Mr. Nezaj was Senior Vice President of Technical Services of AerSale. From 2010 to 2014, Mr. Nezaj was Vice President in Technical Services of AerSale. From 2009 to 2010, he was President of Air One Maintenance & Engineering LLC, a maintenance repair operation service provider. From 2000 to 2009, Mr. Nezaj was General Manager of Commercial Jet Inc., a maintenance repair operation service provider. From 1997 to 1999, Mr. Nezaj was

Vice President and Chief Operating Officer of Skytrak International Airlines, Inc., a US FAR certified 21 commercial airline. From 1995 to 1997, Mr. Nezaj was Vice President of Engineering for Aeron Equities, Inc., a leasing aviation company. From 1993 to 1994, Mr. Nezaj was Director of Quality Assurance and Engineering for Kiwi International Airlines, Inc., a US FAR certified 121 commercial airline.
Jonathan Seiffer
Jonathan Seiffer currently serves as Senior Partner with Leonard Green & Partners, L.P. (“Leonard Green”), a private equity firm which is one of AerSale’s significant shareholders, which he joined in 1994. Before joining Leonard Green, he worked in corporate finance at Donaldson, Lufkin & Jenrette. Mr. Seiffer currently serves on the boards of AerSale, Signet Jewelers Limited, Authentic Brands Group, Caliber Collision Centers, Mister Car Wash and SRS Distribution. Mr. Seiffer brings particular knowledge and experience in finance, and broad-based experience in the leadership of distribution businesses.
Peter Nolan
Peter Nolan is the Chairman of Nolan Capital, a private investment company, and is also a senior advisor to Leonard Green & Partners, L.P., a private equity firm, and was previously a managing partner of Leonard Green & Partners. Mr. Nolan currently serves on the board of directors of Activision and AerSale, among others. Prior to becoming a partner at Leonard Green & Partners in 1997,Mr. Nolan served as a managing director and the Co-Head of Donaldson, Lufkin and Jenrette’s Los Angeles Investment Banking Division from 1990 to 1997, as a First Vice President in corporate finance at Drexel Burnham Lambert from 1986 to 1990, and as a Vice President at Prudential Securities, Inc. from 1982 to 1986. Prior to 1982, Mr. Nolan was an associate at Manufacturers Hanover Trust Company.
Michael Kirton
Michael Kirton currently serves as Partner with Leonard Green which he joined in 2007. Before joining Leonard Green, he worked in corporate finance at Credit Suisse First Boston. Mr. Kirton currently serves on the boards of AerSale, Charter NEX, Lucky Brand, ProMach, Pure Gym, The Wrench Group, and Troon Golf. Mr. Kirton brings particular knowledge and experience in finance and broad-based experience in the leadership of middle-market businesses.
In accordance with NewCo Charter, upon consummation of the Business Combination, the NewCo Board is expected to consist of nine directors, with one class of directors whose term will continue to the first annual meeting of NewCo Stockholders following the date of the Closing (which is not expected to occur until 2021), and, thereafter, all directors will be elected annually and shall be elected for one year terms expiring at the next annual meeting of NewCo Stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Monocle believes it is in the best interests of its stockholders to allow stockholders to vote upon the election of newly appointed directors.
Independence of the Board of Directors
As required under the rules and regulations of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment, and affiliations, including family relationships, NewCo has determined that Messers. Zahler, Devabhaktuni, Townsend, Seiffer, Kirton and Nolan, and Gen. Kehler, representing seven of NewCo’s nine proposed directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.
Committees of the Board of Directors
Effective upon completion of the Business Combination, the NewCo Board will establish the following committees: an Audit Committee, a Compensation Committee and Nominating and Governance

Committee. Each of the committees will report to the NewCo Board they deem appropriate and as the NewCo Board may request. The proposed composition, duties and responsibilities of these committees are set forth below.
Audit Committee
NewCo’s Audit Committee will be responsible for, among other matters: (i) reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the NewCo Board whether the audited financial statements should be included in NewCo’s Form 10-K; (ii) discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of NewCo’s financial statements; (iii) discussing with management major risk assessment and risk management policies; (iv) monitoring the independence of the independent auditor; (v) verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by Law; (vi) reviewing and approving all related-party transactions; (vii) inquiring and discussing with management NewCo’s compliance with applicable Laws and regulations; (viii) pre-approving all audit services and permitted non-audit services to be performed by NewCo’s independent auditor, including the fees and terms of the services to be performed; (ix) appointing or replacing the independent auditor; (x) determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and (xi) establishing procedures for the receipt, retention and treatment of complaints received by NewCo regarding accounting, internal accounting controls or reports which raise material issues regarding NewCo’s financial statements or accounting policies.
Upon consummation of the Business Combination, NewCo anticipates that its Audit Committee will consist of Messrs. Townsend, Kirton, and Devabhaktuni, with Mr. Townsend serving as the chair of the Audit Committee. NewCo anticipates that each of Messrs. Townsend, Kirton, and Devabhaktuni will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. NewCo also believes that Mr. Townsend will qualify as NewCo’s “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. The NewCo Board expects that it will adopt a written charter for the Audit Committee, which will be available free of charge on its corporate website (www.AerSale.com) upon the completion of the Business Combination. The information on the NewCo website is not part of this proxy statement/prospectus.
Compensation Committee
NewCo’s Compensation Committee will be responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of NewCo directors, Chief Executive Officer and other executive officers; (iii) reviewing and approving employment agreements and other similar arrangements between NewCo and its executive officers; and (iv) administering NewCo’s stock plans and other incentive compensation plans.
Upon consummation of the Business Combination, NewCo anticipates that its Compensation Committee will consist of Messrs. Seiffer and Zahler, and Gen. Kehler, with Mr. Seiffer serving as the chair of the Compensation Committee. NewCo anticipates that each of Messrs. Seiffer and Zahler and Gen. Kehler will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership. The NewCo Board expects that it will adopt a written charter for the Compensation Committee, which will be available free of charge on NewCo’s corporate website (www.AerSale.com) upon the completion of the Business Combination. The information on NewCo’s website is not part of this proxy statement/prospectus.
Nominating and Governance Committee
NewCo’s Nominating and Governance Committee will be responsible for, among other matters: (i) identifying individuals qualified to become members of the NewCo Board, consistent with criteria approved by the NewCo Board; (ii) overseeing the organization of the NewCo Board to discharge the

NewCo Board’s duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) developing and recommending to the NewCo Board a set of corporate governance guidelines and principles applicable to NewCo.
Upon consummation of the Business Combination, NewCo anticipates that its Nominating and Governance Committee will consist of Messrs. Seiffer, Nolan, and Devabhaktuni, with Mr. Seiffer serving as the chair of the Nominating and Governance Committee. The NewCo Board expects that it will adopt a written charter for the Nominating and Governance Committee, which will be available free of charge on NewCo’s corporate website (www.AerSale.com) upon the completion of the Business Combination. The information on NewCo’s website is not part of this proxy statement/prospectus.
Code of Ethics
Effective upon the consummation of the Business Combination, NewCo will have adopted a Code of Ethics applicable to its directors, executive officers and employees that complies with the rules and regulations of the Nasdaq. NewCo’s Code of Ethics will codify the business and ethical principles that govern all aspects of NewCo’s business. NewCo’s Code of Ethics will be available free of charge on NewCo’s corporate website (www.AerSale.com) upon the completion of the Business Combination. The information on NewCo’s website is not part of this proxy statement/prospectus. NewCo expects that, to the extent required by Law, any amendments to or waivers of certain provisions of its Code of Ethics will be disclosed on its website.

EXECUTIVE COMPENSATION
Monocle
The following disclosure concerns the compensation of Monocle’s officers and directors for the fiscal year ended December 31, 2019 (i.e., pre-business combination).
None of our officers has received any cash or other compensation for services rendered to us. Commencing on February 7, 2019 through the earlier of the consummation of our initial business combination and our liquidation, we are obligated to pay an affiliate of our sponsor a total of $10,000 per month, which funds will be used to pay for office space and general and administrative services. This arrangement was agreed to by an affiliate of our sponsor for our benefit and is not intended to provide such affiliate compensation in lieu of a salary. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party for such services.
Except as set forth above, no compensation will be paid to our sponsor, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of our initial business combination. Additionally, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our independent directors will review on a quarterly basis all payments that were made to our sponsor, executive officers, directors or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.
After the completion of our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. For a discussion of our executive compensation arrangements after the Closing, please see the section entitled “NewCo Management After the Business Combination.”
AerSale
The following disclosure concerns the compensation of AerSale’s officers and directors for the fiscal years ended December 31, 2018 and December 31, 2019 (i.e., pre-business combination).
This section discusses the material components of the executive compensation program for AerSale’s executive officers who are named in the “Summary Compensation Table” below. In 2019, AerSale’s “named executive officers” and their positions were as follows:
•
Nicolas Finazzo, who served as Chairman, Chief Executive Officer and Division President, TechOps;

•
Robert B. Nichols, who served as Executive Vice Chairman and Division President, Asset Management Solutions;

•
Basil Barimo, who served as Chief Executive Officer from January 1, 2019 through December 6, 2019, following which he commenced service as Division President, MRO Services; and

•
Iso Nezaj, who served as Division President, Engineered Solutions and Chief Technical Officer.

As of December 6, 2019, Mr. Finazzo transitioned from Executive Chairman to the roles of Chairman, Chief Executive Officer and Division President, TechOps and Mr. Barimo commenced service as AerSale’s Division President, MRO Services.
Following the Closing, Messrs. Finazzo, Nichols, Barimo and Nezaj will continue to serve in their current roles as AerSale’s Chairman, Chief Executive Officer and Division President, TechOps; Executive Vice Chairman and Division President, Asset Management Solutions; Division President, MRO Services and Division President, Engineered Solutions and Chief Technical Officer, respectively.
This discussion may contain forward-looking statements that are based on AerSale’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that NewCo adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of AerSale’s named executive officers for the years ended December 31, 2019 and December 31, 2018.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Nicolas Finazzo Chairman, Chief Executive Officer and Division President, TechOps	2019	500,000	41,667	—	750,000	57,182	1,348,849
	2018	500,000	—	—	542,669	29,149	1,071,818
Robert B. Nichols Executive Vice Chairman and Division President, Asset Management Solutions	2019	500,000	41,667	—	750,000	48,944	1,340,611
	2018	500,000	—	—	542,669	24,326	1,066,995
Basil Barimo Division President, MRO Services	2019	424,910	39,583	—(2)	—	20,447	484,940
	2018	352,851	—	—	250,000	7,341	610,192
Iso Nezaj Division President, Engineered Solutions and Chief Technical Officer	2019	318,288	14,583	—	350,000	20,686	703,557

(1)
Amounts represent discretionary increases made to the annual performance-based bonuses paid to the named executive officers with respect to 2019 in recognition of their service with AerSale and to promote continued retention during the COVID-19 pandemic.

(2)
During 2019, Mr. Barimo was granted an award of 104.1667 stock appreciation rights. No accounting expense was recorded under ASC Topic 718 on or following the grant date in 2019 with respect to this award. In connection with the Business Combination, Mr. Barimo will receive consideration, in the form of cash and NewCo Common Stock, in respect to these awards with an aggregate value of $1,382.

(3)
Amounts represent the annual performance-based bonuses paid to each named executive officer with respect to 2019 pursuant to his employment agreement. Please see “2019 Bonuses” for further information on these payments.

(4)
Amounts for 2019 reflect (i) insurance premiums paid by AerSale on behalf of Messrs. Finazzo, Nichols, Barimo and Nezaj of $17,183, $13,220, $12,047 and $12,286, respectively, (ii) gross-ups of $10,948 and $6,541 paid to Messrs. Finazzo and Nichols in respect of their tax obligations for such insurance premiums, (iii) car allowances paid to Messrs. Finazzo and Nichols of $20,651 and $20,783 respectively and (iv) an $8,400 fully vested matching contribution made by AerSale to each of AerSale’s named executive officers’ 401(k) plan accounts. For additional information on these payments, please see “Other Elements of Compensation” below.

Base Salary
AerSale’s named executive officers receive an annual base salary to compensate them for the performance of services rendered to AerSale each year. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting his or her skill set, experience, role and responsibilities. Base salaries for AerSale’s named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.
The base salaries for each of AerSale’s named executive officers were originally established in their respective employment agreements. On January 1, 2019, Mr. Barimo’s annual base salary was increased to a rate of $425,000 in connection with his promotion to AerSale’s Chief Executive Officer. Effective September 1, 2019, Mr. Nezaj’s annual base salary was increased to a rate of $350,000 in connection with his assumption of the duties of president of the Engineered Solutions division.
The actual salaries paid to each named executive officer for 2019 are set forth above in the Summary Compensation Table in the column entitled “Salary.”
In order to further align AerSale’s compensation structure with market practice for companies of similar size, the AerSale Board reviewed and approved a go-forward compensation structure resulting in changes to the base salaries and target bonus opportunities for certain employees, including certain named executive officers. As a result, effective June 1, 2020, the AerSale Board determined to adjust Mr. Barimo’s annual base salary to a rate of $350,000, commensurate with the annual base salaries of AerSale’s other divisional presidents.
In connection with the Business Combination, Mr. Finazzo’s annual base salary will be increased to a rate of $1,000,000.
2019 Bonuses
Pursuant to their respective employment agreements, each of AerSale’s named executive officers is eligible to earn an annual cash incentive bonus based on company and individual achievement of performance targets established by the AerSale Board in its discretion. Each named executive officer is eligible to earn a target bonus amount, which reflects a percentage of his annual base salary. Mr. Barimo’s target bonus opportunity for 2019 was increased from 50% to 100% of his base salary pursuant to his January 2019 employment agreement.
For 2019, each named executive officer was eligible to earn target bonuses of 100% of their respective base salaries, with Messrs. Finazzo and Nichols also eligible to receive a maximum bonus of 200% of their base salaries upon the achievement of additional “stretch” performance targets established by the AerSale Board.
With respect to 2019, 75% of each named executive officer’s bonus was based on achievement of certain company budgeted EBIT (or earnings before interest, taxes) targets and the remaining 25% of the bonus was based on achievement of individual goals established for and agreed to by the applicable executive.
Payout in respect of each performance measure was based on attainment of threshold, mid or target performance levels, with a minimum achievement of 85% of the budgeted EBIT targets required to be achieved before any such bonus payments would be made to the named executive officers.

With respect to 2019, the compensation committee of the AerSale Board (the “compensation committee”) determined in its sole discretion that company and individual performance targets were achieved at above-target levels for Messrs. Finazzo and Nichols (which included achievement of certain “stretch” performance targets for such executives) and at target level for Mr. Nezaj, resulting in the payments set forth below:
	2019 Bonus Paid	Target Achievement	Actual Achievement
Nicolas Finazzo	$750,000	100%	150%
Robert B. Nichols	$750,000	100%	150%
Iso Nezaj	$350,000	100%	100%
Mr. Barimo did not earn a performance-based bonus for 2019.
The bonuses paid to each named executive officer for 2019 are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation”.
In addition, to promote continued retention and reward employees for their significant efforts, the company determined to discretionarily increase the bonus payments made to employees, including the named executive officers, with respect to 2019. The discretionary amounts paid to each named executive for 2019 are set forth above in the Summary Compensation Table in the column entitled “Bonus”.
Consistent with the new compensation structure, the AerSale Board determined to adjust Messrs. Barimo and Nezaj’s target bonus opportunities for 2020 to 50% of their base salaries.
Equity Compensation
AerSale currently maintains the Amended and Restated AerSale Corp. (f/k/a AerSale Holdings, Inc.) Stock Appreciation Rights Plan, dated as of April 17, 2017, as subsequently amended (the “SAR Plan”), pursuant to which certain of AerSale’s key employees may be granted awards of stock appreciation rights (“SARs”).
Messrs. Barimo and Nezaj currently hold outstanding SAR awards, which will fully vest upon the consummation of a change in control of AerSale, which includes the Business Combination. In connection with the commencement his employment with AerSale, Mr. Barimo was granted 2,000 SARs under the SAR Plan on April 20th, 2017, with a grant date strike price of $1,000 per SAR. In addition, on January 1, 2019, Mr. Barimo was awarded an additional 104.1667 SARs, with a grant date strike price of $1,200 per SAR.
On May 1, 2017, Mr. Nezaj was granted 1,500 SARs under the SAR Plan, with a grant date strike price of $1,000 per SAR.
For purposes of the SAR Plan, “change in control” is defined as the occurrence of (i) the acquisition of eighty percent or more of the total gross fair market value of AerSale’s assets by any person or group that is not affiliated with AerSale during any twelve-month period or (ii) the acquisition of the ownership of stock of AerSale by any person or group that is not affiliated with AerSale that, together with stock held by such person or group, constitutes more than fifty percent of the total voting power of the stock of AerSale.
In connection with the Closing, AerSale intends to terminate the SAR Plan, following which no further awards will be made thereunder.
In connection with the Business Combination, NewCo intends to adopt the 2020 Equity Incentive Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including the named executive officers) and consultants of NewCo and to enable NewCo to obtain and retain services of these individuals, which is essential to NewCo’s long-term success. The 2020 Equity Incentive Plan will become effective upon the consummation of the Business Combination, subject to approval by the Monocle Stockholders. For additional information about the 2020 Equity Incentive Plan, please see “Incentive Award Plan Proposal” in this proxy statement/prospectus.
In connection with the Business Combination, NewCo intends to adopt the 2020 Employee Stock Purchase Plan in order to provide an opportunity for employees of NewCo and its designated subsidiaries to purchase shares of NewCo Common Stock, and to enable NewCo to obtain and retain services of these employees, which is essential to NewCo’s long-term success. The 2020 Employee Stock Purchase Plan will become effective upon the consummation of the Business Combination, subject to approval by the Monocle Stockholders. For additional information about the 2020 Employee Stock Purchase Plan, please see “Employee Purchase Plan Proposal” in this proxy statement/prospectus.
Other Elements of Compensation
In 2019, AerSale’s employees, including its named executive officers, participated in health and welfare plans providing health benefits, flexible spending accounts, short-term and long-term disability insurance and basic life and accidental death and dismemberment insurance. In 2019, AerSale paid the full amount of the premiums on behalf of Messrs. Finazzo, Nichols and Nezaj for their health, life and long-term disability insurance and fifty percent of the health insurance premiums on behalf of their covered dependents. Commencing on January 1, 2019, AerSale paid ninety percent of the premiums for Mr. Barimo’s health, life and long-term disability insurance coverage, and 50% of the premiums for his covered dependents’ health insurance coverage. For 2019, the aggregate amount of premiums paid by AerSale on behalf of Messrs. Finazzo, Nichols, Barimo and Nezaj were equal to $17,183, $13,220, $12,047 and $12,286, respectively.
In addition, AerSale also maintains a 401(k) retirement savings plan to allow eligible employees, including its named executive officers, to defer up to three percent of their annual compensation on a pre-tax basis through contributions to the 401(k) plan. In 2019, AerSale made discretionary matching contributions of $8,400 to each of its named executive officers’ 401(k) plan accounts.
In 2019, Messrs. Finazzo and Nichols received car allowances of $20,651 and $20,783, respectively.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of AerSale Common Stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.
	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date

Basil Barimo	04/20/17	—	—	2,000	1,000	—
	01/01/19	—	—	104.1667	1,200	—
Iso Nezaj	05/01/17	—	—	1,500	1,000	—

(1)
The SARs will fully vest upon the occurrence of a change in control (as defined above), subject to the executive’s continued employment with AerSale through the date of such change in control.

Executive Compensation Arrangements — Pre-Closing Agreements
Nicolas Finazzo
On January 11, 2010, AerSale entered into an employment agreement with Mr. Finazzo to serve as its Chairman and Chief Executive Officer (the “Finazzo Agreement”). The Finazzo Agreement provides for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement.
Pursuant to the Finazzo Agreement, Mr. Finazzo is entitled to an annual base salary rate of $500,000. In addition, he is eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary and a maximum opportunity of 200% of his base salary. The Finazzo Agreement also provides that Mr. Finazzo is eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to AerSale’s other senior executives, and that the health care insurance premiums for Mr. Finazzo and his covered dependents will be paid for by AerSale, as well as that he will be entitled to receive a car allowance of $1,500/month.
Under the Finazzo Agreement, if Mr. Finazzo’s employment is terminated by AerSale without “cause” or due to his resignation for “good reason” (each as defined in the Finazzo Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) continued payment of his base salary for a period of 24 months, (ii) a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs, and (iii) continued coverage for him and his dependents under AerSale’s group health plans as well as the provision of any fringe benefits that he would have been entitled to receive for the 24-month period following the date of termination. Pursuant to the Finazzo Agreement, AerSale may terminate his employment without “cause” upon approval by the AerSale Board (including the approval of Mr. Nichols or his successor).
In the event that Mr. Finazzo’s employment terminates due to his death or Disability (as defined in the Finazzo Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs.
The Finazzo Agreement contains 24-month post-termination non-competition (unless Mr. Finazzo is terminated without “cause” or resigns for “good reason,” or AerSale elects not to renew the Finazzo Agreement) and non-solicitation of employees covenants. The Finazzo Agreement also provides that AerSale will provide Mr. Finazzo with director and officer insurance coverage unless he is terminated by AerSale for “cause”.
On January 1, 2019, Mr. Finazzo transitioned from the position of AerSale’s Chairman and Chief Executive Officer to the position of Executive Chairman, and as of December 6, 2019 commenced serving as AerSale’s Chairman, Chief Executive Officer and Division President, TechOps.
Robert B. Nichols
On January 11, 2010, AerSale entered into an employment agreement with Mr. Nichols to serve as AerSale’s Chief Operating Officer (the “Nichols Agreement”). The Nichols Agreement provides for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement. In addition, pursuant to the Nichols Agreement, if the employment of Mr. Finazzo under the Finazzo Agreement is terminated due to death or Disability (as defined in the Finazzo Agreement), Mr. Nichols will be appointed to serve as AerSale’s Chief Executive Officer.
Pursuant to the Nichols Agreement, Mr. Nichols is entitled to an annual base salary rate of $500,000. In addition, he is eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary and a maximum opportunity of 200% of his base salary. The Nichols Agreement also provides that Mr. Nichols is eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to AerSale’s other senior executives, and that the health care insurance premiums for Mr. Nichols and his covered dependents will be paid for by AerSale, as well as that he will be entitled to receive a car allowance of $1,500/month.
Under the Nichols Agreement, if Mr. Nichols’s employment is terminated by AerSale without “cause” or due to his resignation for “good reason” (each as defined in the Nichols Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) continued payment of his base salary for a period of 24 months, (ii) a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs, and (iii) continued coverage for him and his dependents under AerSale’s group health plans as well as the provision of any fringe benefits that he would have been entitled to receive for the 24-month period following the date of termination. Pursuant to the Nichols Agreement, AerSale may terminate his employment without “cause” upon approval by the AerSale Board (including the approval of Mr. Finazzo or his successor).
In the event that Mr. Nichols’s employment terminates due to his death or Disability (as defined in the Nichols Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs.
The Nichols Agreement contains 24-month post-termination non-competition (unless Mr. Nichols is terminated without “cause” or resigns for “good reason,” or AerSale elects not to renew the Nichols Agreement) and non-solicitation of employees covenants. The Nichols Agreement also provides that AerSale will provide Mr. Nichols with director and officer insurance coverage unless he is terminated by AerSale in certain circumstances for “cause”.
Mr. Nichols served as AerSale’s Chief Operating Officer through April 20, 2016, following which he commenced serving as Principal. On January 1, 2019, Mr. Nichols transitioned from the position of Principal to Executive Vice Chairman and Division President, Asset Management Solutions.
Basil Barimo
On January 1, 2019, Mr. Barimo commenced serving as AerSale’s Chief Executive Officer. In connection with his promotion, AerSale entered into an employment agreement with Mr. Barimo, effective January 1, 2019 (the “2019 Agreement”). The 2019 Agreement provides for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement.
Pursuant to the 2019 Agreement, Mr. Barimo is entitled to an annual base salary of $425,000. In addition, he is eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary. The 2019 Agreement also provides that Mr. Barimo is eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to AerSale’s other senior executives, and that ninety percent of the premiums for Mr. Barimo’s health, life and long-term disability insurance coverage and fifty percent of the premiums for health insurance coverage for his covered dependents will be paid for by AerSale. The 2019 Agreement also provides that Mr. Barimo would receive an additional SAR grant with an aggregate value of $125,000 under the SAR Plan (which was granted on January 1, 2019).
Pursuant to the 2019 Agreement, if Mr. Barimo’s employment is terminated by AerSale for cause as a result of his nonfeasance in carrying out the duties of his employment with AerSale (other than those duties that would result in violation of applicable laws, regulations and ethical standards), and Mr. Barimo does not cure such nonfeasance within 30 days of provision of written notice of such nonfeasance, then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive continued payment of his base salary for the 12 month period following such termination.
Under the 2019 Agreement, if Mr. Barimo’s employment is terminated due to his resignation for “good reason” (as defined in the 2019 Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) continued payment of his base salary for a period of 12 months and (ii) subject to his timely election under COBRA, continued payment of the employer portion of the premiums required for continued group health insurance coverage pursuant to COBRA for up to 12 months.
The 2019 Agreement contains a 12-month post-termination non-competition covenant and 24-month post-termination non-solicitation of employees covenant.
Following his assumption of the role of Division President, MRO Services, Mr. Barimo’s employment continued to be governed by the terms of the 2019 Agreement.
Iso Nezaj
On May 1, 2017, AerSale entered into an employment agreement with Mr. Nezaj to serve as AerSale’s Chief Technical Officer (as amended, the “Nezaj Agreement”). The Nezaj Agreement provides for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement. Effective September 1, 2019, the Nezaj Agreement was amended to provide, among other things, that Mr. Nezaj would also serve as President of the Engineered Solutions division.
Pursuant to the Nezaj Agreement, Mr. Nezaj is entitled to an annual base salary rate of $350,000. In addition, he is eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary (which was subsequently decreased to 50%, as discussed above). The Nezaj Agreement also provides that Mr. Nezaj is eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to AerSale’s other senior executives, and that one hundred percent of the premiums for Mr. Nezaj’s health, life and long-term disability insurance coverage and fifty percent of the premiums for health insurance coverage for his covered dependents will be paid for by AerSale. The Nezaj Agreement also provides that Mr. Nezaj would receive a SAR grant with an aggregate value of $1,500,000 under the SAR Plan in connection with his entrance into the Nezaj Agreement (which was granted on May 1, 2017).
Pursuant to the Nezaj Agreement, if Mr. Nezaj’s employment is terminated by AerSale for cause as a result of his nonfeasance in carrying out the duties of his employment with AerSale (other than those duties that would result in violation of applicable laws, regulations and ethical standards), and Mr. Nezaj does not cure such nonfeasance within 30 days of provision of written notice of such nonfeasance, then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive continued payment of his base salary for the 12 month period following such termination.
Under the Nezaj Agreement, if Mr. Nezaj’s employment is terminated due to his resignation for “good reason” (as defined in the Nezaj Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) continued payment of his base salary for a period of 12 months and (ii) subject to his timely election under COBRA, continued payment of the employer portion of the premiums required for continued group health insurance coverage pursuant to COBRA for up to 12 months.
The Nezaj Agreement contains a 12-month post-termination non-competition covenant and 24-month post-termination non-solicitation of employees covenant.
Pursuant to AerSale-provided notice, the Nezaj Agreement expired on April 30, 2020, although Mr. Nezaj continues to perform the duties and is paid the consideration defined in the Nezaj Agreement. AerSale expects to enter into new employment arrangements with Mr. Nezaj as described below.
Executive Compensation Arrangements — Post-Closing Agreements
In connection with the consummation of the Business Combination, AerSale expects the pre-Closing employment agreements described above to terminate (other than for Mr. Nezaj, whose employment agreement has already terminated) and be replaced with the offer letters and executive severance plan described below.

Offer Letters
We expect to enter into new offer letters with our executive officers, including our named executive officers, in connection with the Closing, providing for standard terms of employment.
Executive Severance Plan
In connection with the Closing, NewCo intends to adopt an executive severance plan, pursuant to which certain key employees of NewCo (including Messrs. Finazzo, Nichols, Barimo and Nezaj) will be entitled to certain severance benefits in the event of a qualifying termination of employment with NewCo (the “Severance Plan”).
For additional information regarding the Severance Plan, please see the section titled “Post-Combination Company Executive and Director Compensation” below.
Director Compensation
Prior to the Closing, AerSale did not pay compensation to any of its non-employee directors. Messrs. Finazzo and Nichols, who serve as both executive officers and directors, did not receive any additional compensation for their service on the AerSale Board.
Following the Closing, our non-employee directors will be entitled to annual compensation comprised of $50,000 cash retainers, with additional cash retainers of $25,000 for the director serving as Lead Independent Director and $25,000 for the director serving as chair of the Audit Committee. Each non-employee director will also receive an annual equity grant with a grant date value equal to $60,000.
Interests of Directors and Officers in the Business Combination
The AerSale directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Monocle’s shareholders and warrant holders generally. These interests include, among other things:
•
The vesting and/or payment in cash and shares of NewCo common stock respect of the SARs held by certain executive officers of AerSale;

•
The expected adoption of the Severance Plan, which provides severance compensation in connection with certain terminations of service;

•
Certain existing executive officers of AerSale, including Messrs. Finazzo, Nichols and Barimo, are expected to continue to be employed as NewCo executive officers following the consummation of the Business Combination;

•
The right to continued indemnification for directors and executive officers of AerSale following the consummation of the Business Combination, pursuant to the indemnification agreements entered into by certain directors and officers of AerSale, as described in more detail below; and

•
Certain executive officers and directors may enter into agreements with AerSale pursuant to which (i) such executive officers and directors waive their rights to certain payments and benefits subject to receipt of shareholder approval of such payments in accordance with Section 280G of the Code and (ii) AerSale may agree to seek such shareholder approval for purposes of Section 280G of the Code. No such agreements have been entered into to date and AerSale has no obligation to obtain shareholder approval for purposes of Section 280G of the Code and receipt of such shareholder approval is not a condition to the consummation of the Business Combination.

Post-Combination Company Executive and Director Compensation
In connection with the consummation of the Business Combination, we expect the pre-Closing employment agreements described above to terminate and be replaced with the offer letters and executive severance plan described below.

In addition, certain employees of AerSale, including the named executive officers, are expected to receive equity grants under the Incentive Plan following the Business Combination in order to promote retention and incentivize such individuals to achieve long-term business objectives of the post-combination company.
Offer Letters
We expect to enter into new offer letters with AerSale’s executive officers, including its named executive officers, in connection with the Closing, providing for standard terms of employment.
Severance Plan
In connection with the Business Combination, we expect that NewCo will adopt a new executive severance plan (“Severance Plan”) in which certain of its key employees, including the named executive officers, will participate following the consummation of the Business Combination. The Severance Plan provides for payments and other benefits in the event of certain terminations of employment (as described below) and enhanced benefits if such terminations of employment occur in connection with a change in control. The purpose of the Severance Plan is to retain the named executive officers and other critical employees and to encourage them to remain with AerSale and work to increase stockholder value, particularly in situations that pose professional uncertainty, such as a change in control.
The Severance Plan provides that, in the event that an executive’s employment is terminated without “cause” (other than because of death or disability) or by the named executive officer for “good reason,” then the named executive officer will be entitled to the following compensation and benefits, subject to his or her execution of a release of claims: (1) continued payments of the executive’s base salary for a number of years equal to the executive’s “Severance Multiple”; (2) a prorated annual bonus, based on actual performance; (3) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the executive’s Severance Multiple; and (4) if the executive is at the Senior Vice President level or above and has been employed with AerSale for at least three years, full vesting of outstanding equity awards (with any performance-based equity awards vesting based on actual performance through the end of the applicable performance period(s)). With respect to our named executive officers, Messrs. Finazzo’s and Nichols’ Severance Multiple is three, and Messrs. Barimo’s and Nezaj’s Severance Multiple is two.
The Severance Plan further provides that, in the event that a named executive officer’s employment is terminated without “cause” (other than because of death or disability) or by the named executive officer for “good reason,” in each case within one year following a change in control, in lieu of the compensation and benefits described above, the named executive officer will instead be entitled to the following compensation and benefits, subject to his or her execution of a release of claims: (1) severance pay in an amount equal to the executive’s Severance Multiple times the sum of the named executive officer’s annual base salary and annual target bonus (or, if the named executive officer does not have an annual target bonus, the average of the annual cash bonuses paid to the named executive officer in the three calendar years preceding the year of termination); (2) a prorated annual bonus, based on actual performance; (3) if the executive is at the Senior Vice President level or above and has been employed with AerSale for at least three years, full vesting of outstanding equity awards (with any performance-based equity awards vesting based on actual performance through the end of the applicable performance period(s)); and (4) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the executive’s Severance Multiple.
Under the Severance Plan, if a named executive officer’s employment is terminated because of death or disability, then the executive (or his or her estate) will be entitled to receive (1) a prorated annual bonus, based on actual performance, and (2) if the executive is at the Senior Vice President level or above and has been employed with AerSale for at least three years, full vesting of outstanding equity awards (with any performance-based equity awards vesting based on actual performance).
For purposes of the Severance Plan, a named executive officer may be terminated for “cause” if the named executive officer (1) is charged with (x) a felony, or (y) a misdemeanor relating to NewCo’s business or involving moral turpitude; (2) willfully fails to substantially perform his or her duties with

NewCo; (3) engages in (x) material misconduct or wrongdoing, or illegal conduct in the course of carrying out his or her duties, or (y) any act of material dishonesty involving his or her employment with NewCo (including, without limitation, fraud, misappropriation, or embezzlement); (4) materially breaches any written agreement with NewCo or its affiliates; (5) materially violates NewCo’s Code of Conduct or other applicable policies; or (6) fails to reasonably cooperate with a material internal investigation by the Company regarding any corporate conduct, misconduct, wrongdoing or illegal conduct.. For purposes of the Severance Plan, a named executive officer may terminate such named executive officer’s employment for “good reason” if (A) NewCo materially breaches a written agreement with the named executive officer; (B) there is a reduction in the named executive officer’s base salary (excluding across-the-board reductions that apply to similarly situated executives); (C) there is a change in the named executive officer’s principal place of employment of more than 40 miles, which increases the named executive officer’s one-way commute; or (D) there is a material adverse change in the named executive officer’s positions or duties. In addition, within the 12 month period following a change in control, a named executive officer may also terminate such named executive officer’s employment for “good reason” if there is any reduction in the named executive officer’s target annual bonus or target long-term incentive opportunity from the target level in effect immediately prior to the change in control.
The Severance Plan also contains restrictive covenants applicable to the named executive officers, including a perpetual confidentiality covenant; a non-compete that applies during employment and for a number of years thereafter equal to the Severance Multiple; a non-solicit of employees, clients, customers, suppliers, consultants, or other business relations of AerSale that applies during employment and for two years thereafter; and a perpetual non-disparagement covenant.
Under the Severance Plan, any of the following events would generally constitute a “change in control” (excluding the Business Combination and any transactions with Monocle, Leonard Green & Partners, L.P., and their respective Affiliates):
•
an acquisition by any individual, entity, or group of beneficial ownership of more than 50% of NewCo’s then outstanding shares of common stock or combined voting power of then outstanding voting securities entitled to vote generally in the election of directors;

•
during any period of 12 months, a change in the composition of a majority of the NewCo Board that is not supported by two-thirds of the incumbent directors (excluding for this purpose any directors that are initially elected or nominated as a result of an actual or threatened election contest or proxy contest);

•
a merger or consolidation of NewCo with any other company, other than a transaction that would result in the voting securities of NewCo outstanding immediately prior to the transaction continuing to represent more than 50% of the combined voting power of the voting securities of NewCo or surviving entity outstanding immediately after the transaction;

•
the sale, transfer, or other disposition of all or substantially all the assets of NewCo and its subsidiaries (taken as a whole); or

•
the date of a complete liquidation or dissolution of NewCo.

In the event that any payments made in connection with a change in control or termination would be subjected to the excise tax imposed by Section 4999 of the Code, the payments to the named executive officers would be reduced to the maximum amount that can be paid under the Code without the imposition of an excise tax under Section 4999 of the Code, but only if such reduction provides a higher benefit on an after-tax basis to the named executive officers.
Equity Awards
In connection with the Business Combination, certain executives of AerSale, including the named executive officers, are expected to receive equity grants under the Incentive Plan following the Business Combination in order to promote retention and incentivize such individuals to achieve long-term business objectives of the post-combination company.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to Monocle and NewCo regarding the beneficial ownership of Monocle Common Stock as of October 14, 2020 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of NewCo Common Stock by the persons set forth below, assuming (i) no shares of Monocle are redeemed and (ii) the maximum number of shares of Monocle are redeemed:
•
each person known by NewCo to be the beneficial owner of more than 5% of the outstanding shares of Monocle Common Stock either on October 14, 2020 (pre-Business Combination) or of shares of NewCo Common Stock outstanding after the consummation of the Business Combination (post-Business Combination);

•
each of Monocle’s current executive officers and directors;

•
each person who will (or is expected to) become an executive officer or director of NewCo upon consummation of the Business Combination;

•
all executive officers and directors of Monocle as a group prior to the consummation of the Business Combination; and

•
all executive officers and directors of NewCo as a group after consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Monocle Common Stock pre-Business Combination is based on 22,280,000 shares of Monocle Common Stock (of which 4,312,500 are Founder Shares held by our Initial Stockholders, 1,725,000 of which will be forfeited by the Founders at the Closing of the Business Combination, and 1,940,625 of which will be subject to vesting requirements, but which are currently issued and outstanding and entitled to vote) issued and outstanding as of October 14, 2020.
The expected beneficial ownership of shares of NewCo Common Stock post-Business Combination, assuming none of our public shares are redeemed, has been determined based upon the following: (i) no Monocle Stockholder has exercised its redemption rights to receive cash from the Trust Account in exchange for their shares of Monocle Common Stock; (ii) none of the investors set forth in the table below has purchased or purchases ordinary shares in the open market; and (iii) there will be an aggregate of 62,398,093 issued and outstanding shares of NewCo Common Stock at the Closing.
The expected beneficial ownership of shares of NewCo Common Stock post-Business Combination, assuming the maximum number of shares of Monocle Common Stock have been redeemed has been determined based on the following assumptions: (i) Monocle Stockholders have exercised their redemption rights to receive cash from the Trust Account in exchange for holders of no more than 57.6% of the public shares held by public stockholders, or 9,943,711 shares of Monocle Common Stock; (ii) none of the investors set forth in the table below has purchased or purchases ordinary shares in the open market; (iii) 500,000 shares of NewCo Convertible Preferred Stock are issued; and (iv) there will be an aggregate of 15,000,000 issued and outstanding shares of NewCo Common Stock at the Closing.
Unless otherwise indicated, NewCo believes that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			NewCo After Business Combination(2)
	Monocle Prior to Business Combination(1)		Assuming No Redemption(3)		Assuming Maximum Redemption(4)
Directors and Executive Officers	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Monocle Partners, LLC(5)(6)(7)	4,589,303	20.6%	3,563,449	5.7%	3,563,449	6.1%
Cowen Investments II LLC(8)(9)	395,697	1.8%	414,051	*	414,051	*
Eric J. Zahler(5)(6)(10)(11)	4,589,303	20.6%	3,563,449	5.7%	3,563,449	6.1%
Sai S. Devabhaktuni(5)(6)(10)(11)	4,589,303	20.6%	3,563,449	5.7%	3,563,449	6.1%
Richard J. Townsend(5)(6)(10)	4,589,303	20.6%	3,563,449	5.7%	3,563,449	6.1%
C. Robert Kehler(5)(10)(12)	15,000	*	15,000	*	15,000	*
Donald W. Manvel(5)(10)(12)	15,000	*	15,000	*	15,000	*
John C. Pescatore(5)(10)(12)	15,000	*	15,000	*	15,000	*
Enarey, L.P.(13)	–	–	1,071,399	1.7%	1,346,227	2.3%
ThoughtValley Limited Partnership(14)	–	–	1,071,399	1.7%	1,346,227	2.3%
Green Equity Investors V, L.P., Green Equity Investors Side V, L.P. and LGP Parts Coinvest LLC(15)	–	–	20,688,328	33.2%	25,995,162	44.4%
Nicolas Finazzo(11)(13)	–	–	1,071,399	1.7%	1,346,227	2.3%
Robert B. Nichols(11)(14)	–	–	1,071,399	1.7%	1,346,227	2.3%
Martin Garmendia(11)	–	–	4,739	*	5,955	*
Basil Barimo(11)	–	–	32,434	*	40,754	*
Craig Wright(11)	–	–	24,540	*	30,834	*
Iso Nezaj(11)	–	–	24,247	*	30,466	*
Gary Jones(11)	–	–	–	–	–	–
Jonathan Seiffer(11)(15)	–	–	20,688,328	33.2%	25,995,162	44.4%
Peter Nolan(11)(15)	—	—	20,688,328	33.2%	25,995,162	44.4%
Michael Kirton(11)(15)	—	—	20,688,328	33.2%	29,995,162	44.4%
All pre-Business Combination officers and directors as a group (6 individuals)	5,030,000	22.6%	4,022,500	6.4%	4,022,500	6.4%
All post-Business Combination officers and directors as a group (14 individuals)	4,604,303	20.7%	26,495,535	42.5%	30,374,074	55.3%
Greater than 5% Stockholders
MM CAP International Inc. SPC(16)	1,250,000	5.6%	1,250,000	2.3%	1,250,000	2.7%
Basso Capital Management, L.P.(17)	1,207,462	5.4%	1,207,462	2.2%	1,207,462	2.6%

*
Less than 1%.

(1)
The pre-Business Combination percentage of beneficial ownership in the table below is calculated based on 22,280,000 shares of Monocle Common Stock outstanding as of the record date. The amount of beneficial ownership does not reflect the shares of Monocle Common Stock issuable as a result of the Monocle Warrants as such warrants may not be exercisable within 60 days. Unless otherwise indicated, Monocle believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them prior to the Business Combination.
(2)
The share counts included in this table excludes the potential elections by the AerSale Stockholders to receive all of their Merger Consideration in the form of NewCo Common Stock. If any AerSale Stockholders deliver a written notice of their election to Monocle within 45 days of entry into the Amended and Restated Merger Agreement, the Electing Holders will be entitled to receive an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing. A portion of the 215,625 shares will then be added to each Electing Holder’s beneficial ownership. The 215,625 shares represent 0.3% of the outstanding shares of NewCo in the no redemption scenario and 0.4% of the outstanding shares of NewCo in the maximum redemption scenario.

(3)
The post-Business Combination of beneficial ownership is calculated based on 62,398,093 shares of Monocle Common Stock outstanding. Such amount assumes that no public shareholders have redeemed their shares of Monocle Common Stock. The amount of beneficial ownership for each individual or entity post-Business Combination includes shares of Monocle Common Stock issuable as a result of the Monocle Warrants as such warrants will become exercisable 30 days after the consummation of the Business Combination. Unless otherwise indicated, Monocle believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them prior to the Business Combination.

(4)
The post-Business Combination of beneficial ownership is calculated based on 58,578,791 shares of Monocle Common Stock outstanding. Such amount assumes that assuming the maximum number of shares of Monocle Common Stock have been redeemed. The amount of beneficial ownership for each individual or entity post-Business Combination includes shares of Monocle Common Stock issuable as a result of the Monocle Warrants as such warrants will become exercisable 30 days after the consummation of the Business Combination. Unless otherwise indicated, Monocle believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them prior to the Business Combination.

(5)
Unless otherwise noted, the business address of each of the following individuals is c/o Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, NY 10022.

(6)
Represents shares held by the Sponsor. Eric J. Zahler, Sai S. Devabhaktuni, and Richard J. Townsend are managers of our Sponsor. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Messrs. Zahler, Devabhaktuni, and Townsend. Each of Messrs. Zahler, Devabhaktuni, and Townsend disclaims beneficial ownership of such securities.

(7)
In the pre-Business Combination column, the Interests shown consist of (i) 3,997,969 Founder Shares held of record by the Sponsor and (ii) 591,334 shares of Monocle Common Stock underlying private shares held of record by the Sponsor. In the post-Business Combination columns, the interests shown consist of (i) 2,380,781 Remaining Founder Shares to be held of record by the Sponsor (including 1,819,336 Unvested Founder Shares for which the Sponsor retained the right to vote prior to vesting pursuant to the Founder Shares Agreement), (ii) 591,334 shares of NewCo Common Stock underlying private shares to be held of record by the Sponsor and (iii) 591,334 shares of NewCo Common Stock issuable as a result of the private warrants held by the Sponsor.

(8)
Cowen Investments II LLC’s business address is 599 Lexington Avenue, 27 Floor, New York, NY 10022.

(9)
In the pre-Business Combination column, the Interests shown consist of (i) 269,531 Founder Shares held of record by Cowen and (ii) 126,166 shares of Monocle Common Stock underlying private shares held of record by Cowen. In the post-Business Combination columns, the interests shown consist of (i) 161,719 Remaining Founder Shares to be held of record by Cowen (including 121,289 Unvested Founder Shares for which Cowen retained the right to vote prior to vesting pursuant to the Founder Shares Agreement), (ii) 126,166 shares of Monocle Common Stock underlying private shares held of record by Cowen and (iii) 126,166 shares of NewCo Common Stock issuable as a result of the private warrants held by Cowen.

(10)
Pre-Business Combination directors and officers.

(11)
Post-Business Combination directors and officers.

(12)
Interests shown consist of the aggregate 45,000 Founder Shares the Sponsor transferred to the Monocle’s independent directors in November 2018.

(13)
Represents shares held by Nicolas Finazzo, Co-Founder, Chairman, Chief Executive Officer and Division President, TechOps of AerSale. Mr. Finazzo is the sole member and manager of Enarey, LLC, the sole general partner of Enarey, L.P. Accordingly, all of the shares held by Enarey, L.P may be deemed to be beneficially held by Mr. Finazzo.

(14)
Represents shares held by Robert B. Nichols, Co-Founder, Executive Vice Chairman and Division President, Asset Management Solutions of AerSale. Mr. Nichols is the sole member and manager of ThoughtValley, LLC, the sole general partner of ThoughtValley L.P. Accordingly, all of the shares held by ThoughtValley L.P. may be deemed to be beneficially held by Mr. Nichols. Mr. Nichols disclaims beneficial ownership of such securities.

(15)
Represents shares held by Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively, the “Green Funds”) and LGP Parts Coinvest LLC (“Parts Coinvest”). Voting and investment power with respect to the shares held by the Green Funds and Parts Coinvest is shared. Voting and investment power may also be deemed to be shared with certain affiliated entities and investors of such persons. Messrs. Seiffer, Kirton and Nolan may be deemed to share voting and investment power with respect to such shares due to their positions or relationships with affiliates of the Green Funds, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(16)
Based on information contained in a Schedule 13G filed on February 13, 2020, MMCAP International Inc. shares voting and dispositive power with MM Asset Management Inc. (1,250,000 shares). The business address of this stockholder is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Island.

(17)
Based on information contained in a Schedule 13G filed on January 23, 2020, Basso Capital Management, L.P. shares voting and dispositive power with the following entities and persons: Basso SPAC Fund LLC (1,207,462 shares), Basso Management, LLC (1,207,462 shares), Basso GP, LLC (1,207,462 shares) and Howard I. Fischer (1,207,462 shares). Basso Management, LLC is the manager of Basso SPAC Fund LLC. Basso Capital Management, L.P. serves as the investment manager of Basso SPAC Fund LLC. Basso GP is the general partner of Basso Capital Management, L.P. Mr. Fischer is the principle portfolio manager for Basso SPAC Fund LLC, the Chief Executive Officer and a founding partner of Basso Capital Management, L.P., and a member of each of Basso Management, LLC and Basso GP, LLC. The business address of this stockholder is 1266 East Main Street, Fourth Floor, Stamford, Connecticut 06902.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Monocle’s Related Party Transactions
Founder Shares
In September 2018, the Founders purchased 5,750,000 Founder Shares of the Monocle Common Stock for an aggregate price of $25,000. The Sponsor and Cowen purchased 5,390,625 and 359,375 Founder Shares, respectively.
In November 2018, the Sponsor transferred to Monocle’s independent directors an aggregate of 45,000 Founder Shares for an aggregate purchase price of $195. On November 19, 2018, the Sponsor and Cowen forfeited to Monocle, for no consideration, 1,437,500 Founder Shares, of which the Sponsor forfeited 1,347,656 Founder Shares and Cowen forfeited 89,844 Founder Shares. As a result, the Founders now hold 4,312,500 Founder Shares, of which the Sponsor owns 3,997,969 Founder Shares and Cowen owns 269,531 Founder Shares.
The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of a business combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Monocle Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (2) if Monocle consummates a liquidation, merger, stock exchange or other similar transaction after the business combination which results in all of the Monocle Stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Effective at the Closing, the Founders have agreed to forfeit 1,725,000 Founder Shares and that an aggregate of 1,940,625 Founder Shares (representing approximately 75% of the Remaining Founder Shares) will be subject to vesting, half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of 20 trading days out of 30 consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of 20 trading days out of 30 consecutive trading days, or upon the occurrence of a Liquidity Event (as defined in the Ameneded and Restated Merger Agreement but generally consisting of a merger, reorganization or consolidation that results in any person or group owning more than 50% of the voting power of NewCo, the sale of all or substantially all of NewCo’s assets or a stockholder approved plan of complete liquidation or dissolution) on or prior to the fifth anniversary of the date of the Ameneded and Restated Founder Shares Agreement, half of which will vest if the Liquidity Event Consideration (as defined in the Amended and Restated Merger Agreement) is greater than $13.50 and the other half will vest if the Liquidity Event Consideration (as defined in the Ameneded and Restated Merger Agreement) is greater than $15.00. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
Promissory Note – Related Party
Monocle issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which Monocle borrowed an aggregate principal amount of $200,000. The Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the IPO. The Promissory Note was repaid upon the consummation of the IPO on February 11, 2019.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Founders or an Affiliate of the Founders, or certain of Monocle’s officers and director may, but are not obligated to, loan Monocle funds as may be required (“Working Capital Loans”). If Monocle completes a Business Combination, Monocle would repay the Working Capital Loans out of the proceeds of the Trust Account released to Monocle. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, Monocle may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the private units. There are no Working Capital Loans outstanding as of December 31, 2019.
Related Party Extension Loans
Monocle may extend the period of time to consummate a business combination by an additional three months (for a total of 24 months to complete a business combination). In order to extend the time available for Monocle to consummate a Business Combination, the Sponsor or its Affiliates or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. In the event Monocle does not complete its initial business combination, Monocle will not repay such loans unless there are funds available outside the Trust Account to do so. The loans would either be repaid upon consummation of its initial business combination or, at the lender’s discretion, may be converted, in whole or in part, into units of the post-business combination entity at a price of $10.00 per unit. The units would be identical to the private units. The Sponsor and its Affiliates or designees are not obligated to fund the Trust Account to extend the time for Monocle to complete its initial business combination.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on February 7, 2019 through the earlier of Monocle’s consummation of a Business Combination and its liquidation, to pay an Affiliate of the Sponsor a total of $10,000 per month for office space and general and administrative services. For the year ended December 31, 2019, Monocle incurred $110,000 in fees for these services.
AerSale Related Party Transactions
Management Services Agreement
AerSale is party to a management services agreement with Leonard Green & Partners, L.P., under which Leonard Green & Partners, L.P. provides certain advisory and consulting services to AerSale and its subsidiaries. In consideration of these services, AerSale agreed to pay Leonard Green & Partners, L.P. an annual fee in monthly installments. For the years ended December 31, 2019 and 2018, the annual fee totaled $557,000 and $550,000, respectively. AerSale also agreed to reimburse Leonard Green & Partners, L.P. for its reasonable out-of-pocket fees and expenses incurred in rendering the services to AerSale and its subsidiaries and to indemnify Leonard Green & Partners, L.P., its affiliates and other related persons for claims arising out of or in connection with the performance of the services. The management services agreement will be terminated in connection with the consummation of the Business Combination.
Amended and Restated Stockholders Agreement
AerSale and the AerSale Stockholders are party to an amended and restated stockholders agreement. The amended and restated stockholder agreement contains agreements among the parties with respect to, among other things, board nomination rights, consent rights with respect to material actions, drag-along and tag-along rights, pre-emptive rights and restrictions on the transfer of shares. The amended and restated stockholders agreement will be terminated in connection with the consummation of the Business Combination.

AerLine Arrangements
AerSale and certain of its subsidiaries have historically provided certain administrative and consulting services to AerLine Holdings, Inc. and its subsidiaries (collectively, “AerLine”), an entity considered a VIE that operated a charter airline business. AerLine also leased aircraft from AerSale and AerSale provided aircraft and engine parts and MRO services to AerLine, all pursuant to agreements which were entered into on arms’-length terms (including with respect to pricing). AerLine is beneficially owned by AerSale’s Chairman, Chief Executive Officer and Division President, TechOps, Nicolas Finazzo and Executive Vice Chairman and Division President, Asset Management Solutions, Robert B. Nichols. AerSale ceased leasing aircraft to AerLine on March 5, 2018.
Additionally, AerSale has also historically provided financing to AerLine. On August 31, 2018, AerLine sold the majority of its operating business and discontinued its operating activities. On the same date, AerSale agreed to forgive approximately $17,322,862 of indebtedness owed by AerLine to AerSale in exchange for AerLine agreeing to convey proceeds derived from the sale or monetization of the remaining assets of AerLine to AerSale. As of June 30, 2020, the amounts owed by AerLine to AerSale totaled $6,402,000. AerLine’s principal assets include equity interests in third parties and other assets received pursuant to the sale of AerLine’s assets. On December 8, 2019, AerLine entered into an agreement with AerSale establishing a timeline for transferring such assets or the proceeds from such assets to AerSale. See the section entitled “AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations” for further information regarding AerLine.
Employment Arrangements
Certain executives of AerSale, including Nicolas Finazzo, Robert B. Nichols and Basil Barimo, are party to employment agreements with AerSale. For further information on the existing employment agreements with AerSale executives, see the section entitled “Executive Compensation — AerSale.” In connection with the Business Combination, it is currently anticipated that NewCo will enter into executive offer letters with certain executive officers of AerSale as well as an executive severance plan providing for severance benefits upon certain qualifying terminations of employment to certain key employees, including Nicolas Finazzo, Robert B. Nichols and Basil Barimo. For further information regarding the severance plan and the executive offer letters anticipated to be entered into with certain of AerSale’s executives in connection with the Business Combination see the section entitled “NewCo Management After the Business Combination — Post-Combination Company Executive and Director Compensation.”
Policies and Procedures for Related Person Transactions
NewCo’s code of ethics will require it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the NewCo Board (or the appropriate committee of its board) or as disclosed in its public filings with the SEC. Under the code of ethics to be adopted by NewCo, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving NewCo.
In addition, NewCo’s audit committee, pursuant to a written charter, will be responsible for reviewing and approving related party transactions to the extent that NewCo enters into such transactions. An affirmative vote of a majority of the members of NewCo’s audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of NewCo’s entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of NewCo’s audit committee will be required to approve a related party transaction. NewCo will also require each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
NewCo’s audit committee will review on a quarterly basis all payments that were made to its officers or directors or NewCo’s or their Affiliates.

DESCRIPTION OF NEWCO SECURITIES
The following summary of the material terms of NewCo’s securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the NewCo Charter is attached as Annex D to this proxy statement/prospectus. We urge you to read the NewCo Charter in its entirety for a complete description of the rights and preferences of the post-combination company’s securities following the Business Combination.
General
The NewCo Charter authorizes it to issue up to 200,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this prospectus, one share of NewCo Common Stock was issued and outstanding and owned by Monocle, and no shares of preferred stock were issued and outstanding.
The following description of NewCo’s capital stock and provisions of the NewCo Charter and the NewCo Bylaws are summaries and are qualified by reference to the NewCo Charter and the NewCo Bylaws, which have been filed as an exhibit to NewCo’s registration statement of which this proxy statement/prospectus forms a part.
Common Stock
Dividend rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of NewCo Common Stock are entitled to receive such dividends, if any, as may be declared from time-to-time by the NewCo Board out of legally available funds.
Voting rights
Each holder of NewCo Common Stock is entitled to one vote for each share on all matters properly submitted to a vote of the NewCo Stockholders, including the election of directors. NewCo Stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.
Liquidation
Subject to applicable Law, the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of NewCo, after payment or provision for payment of the debts and other liabilities of NewCo, the holders of shares of NewCo Common Stock will be entitled to receive all the remaining assets of NewCo available for distribution to its stockholders, ratably in proportion to the number of shares of NewCo Common Stock held by them.
Rights and preferences
Holders of NewCo Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to NewCo Common Stock. The rights, preferences, and privileges of the holders of NewCo Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of NewCo preferred stock that NewCo may designate in the future.
Preferred Stock
The NewCo Board has the authority, without further action by the NewCo Stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of NewCo Common Stock. The issuance of NewCo preferred stock could adversely affect the voting power of holders of NewCo Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of NewCo or other corporate action. No shares of preferred stock are outstanding.
Warrants
Effective upon the consummation of the Business Combination, each warrant outstanding for the purchase of one share of Monocle Common Stock prior to the consummation of the Business Combination will be exercisable for one share of NewCo Common Stock, with all other terms of such warrants remaining unchanged. The following is a description of the warrants.
Public NewCo Warrants
The NewCo Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) November 11, 2020; provided in each case that NewCo has an effective registration statement under the Securities Act.
Each NewCo Warrant entitles the registered holder to purchase one share of NewCo Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of November 11, 2020 or 30 days after the completion of the Business Combination. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of the Business Combination, or earlier upon redemption or liquidation.
Holders of NewCo Warrants cannot pay cash to exercise their warrants unless NewCo has an effective and current registration statement covering the issuance of the shares underlying such warrants and a current prospectus relating thereto. Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the NewCo Warrants is not effective within 90 days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when NewCo shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will NewCo be required to net cash settle any warrant, or issue securities or other compensation in exchange for the NewCo Warrants in the event that NewCo is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. In addition, any NewCo Warrants held by Cowen will not be exercisable more than five years from the effective date of the registration statement of which this prospectus forms a part.
Once the NewCo Warrants become exercisable, NewCo may redeem the outstanding NewCo Warrants (excluding the warrants held by Cowen):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30 day redemption period; and

•
if, and only if, the last reported sale price of NewCo Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

NewCo will not redeem the NewCo Warrants unless a registration statement under the Securities Act covering the issuance of the shares underlying the warrants to be so redeemed is then effective and a current prospectus relating to those shares is available throughout the 30 day redemption period, except if the NewCo Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by NewCo, NewCo may exercise its redemption right even if NewCo are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the foregoing conditions are satisfied and NewCo issues a notice of redemption, each warrant holder may exercise his, her or its NewCo Warrants prior to the scheduled redemption date. However, the price of the shares of NewCo Common Stock may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 exercise price (as adjusted) after the redemption notice is issued.
The redemption criteria for the NewCo Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the exercise price so that if the share price declines as a result of NewCo’s redemption call, the redemption will not cause the share price to drop below the exercise price of the NewCo Warrants.
If NewCo calls the NewCo Warrants for redemption as described above, NewCo’s management will have the option to require all holders that wish to exercise its warrants to do so on a “cashless basis.” In making such determination, NewCo’s management will consider, among other factors, NewCo’s cash position, the number of warrants that are outstanding and the dilutive effect on NewCo Stockholders of issuing the maximum number of warrant shares issuable upon exercise of outstanding NewCo Warrants. In such event, the holder would pay the exercise price by surrendering the warrants for that number of shares of NewCo Common Stock equal to the quotient obtained by dividing (x) the product of the number of warrant shares underlying the NewCo Warrants to be so exercised, and the difference between the exercise price of the NewCo Warrants and the fair market value by (y) the fair market value.
A holder of a NewCo Warrants may notify NewCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s Affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of NewCo Common Stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of NewCo Common Stock is increased by a stock dividend payable in shares of NewCo Common Stock, or by a split-up of shares of NewCo Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of NewCo Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of NewCo Common Stock. A rights offering to holders of NewCo Common Stock entitling holders to purchase shares of NewCo Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of NewCo Common Stock equal to the product of (i) the number of shares of NewCo Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for NewCo Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of NewCo Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for NewCo Common Stock, in determining the price payable for NewCo Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of NewCo Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of NewCo Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if NewCo, at any time while the NewCo Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of NewCo Common

Stock on account of such shares of NewCo Common Stock (or other shares of NewCo’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of NewCo Common Stock in respect of such event.
If the number of outstanding shares of NewCo Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of NewCo Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of NewCo Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of NewCo Common Stock.
Whenever the number of shares of NewCo Common Stock purchasable upon the exercise of the NewCo Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of NewCo Common Stock purchasable upon the exercise of the NewCo Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of NewCo Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of NewCo Common Stock (other than those described above or that solely affects the par value of such shares of NewCo Common Stock), or in the case of any merger or consolidation of NewCo with or into another corporation (other than a consolidation or merger in which NewCo are the continuing corporation and that does not result in any reclassification or reorganization of NewCo’s outstanding shares of NewCo Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of NewCo as an entirety or substantially as an entirety in connection with which NewCo are dissolved, the holders of the NewCo Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the NewCo Warrants and in lieu of the shares of NewCo Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the NewCo Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each NewCo Warrants will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender or exchange has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any Affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such Affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of NewCo Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a NewCo Stockholder if such NewCo Warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the NewCo Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the NewCo Stockholders in such a transaction is payable in the form of NewCo Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the

Warrant Agreement) of the warrant in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
Private NewCo Warrants
The Founders purchased 717,500 private units at a price of $10.00 per unit for an aggregate purchase price of $7,175,000 in a private placement that occurred prior to the IPO. The NewCo Warrants received by the Founders at the effective time of the First Merger (including the NewCo Common Stock issuable upon exercise of the NewCo Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (subject to limited exceptions to our officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by NewCo so long as they are held by the Sponsor or its permitted transferees. The Founders, or their permitted transferees, has the option to exercise these warrants on a cashless basis. Except as described below, these warrants have terms and provisions that are identical to those of the publicly held NewCo Warrants, including as to exercise price, exercisability and exercise period. If these warrants are held by holders other than the Founders or its permitted transferees, these warrants will be redeemable by NewCo and exercisable by the holders on the same basis as the public warrants.
The private NewCo Warrants will be identical to the publicly held NewCo Warrants underlying the units being offered by this prospectus except that such private NewCo Warrants will be exercisable for cash (even if a registration statement covering the issuance of the warrant shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Founders or their Affiliates.
Certain Anti-Takeover Provisions of Delaware Law, NewCo’s Certificate of Incorporation and Bylaws
NewCo has opted out of Section 203 of the DGCL. However, the NewCo Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:
•
prior to such time, the NewCo Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of NewCo’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by the NewCo Board and by the affirmative vote of holders of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s Affiliates and associates, owns, or within the previous three years owned, 15% or more of NewCo’s voting stock.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. This provision may encourage companies interested in acquiring NewCo to negotiate in advance with the NewCo Board because the NewCo Stockholder approval requirement would be avoided if the NewCo Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the NewCo Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The NewCo Charter provides that NewCo’s sponsor and its respective Affiliates, any of their respective direct or indirect transferees of at least 15% of outstanding NewCo Common Stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.
In addition, the NewCo Charter does not provide for cumulative voting in the election of directors. The NewCo Board is empowered to elect a director to fill a vacancy created by the expansion of the NewCo Board or the resignation, death, or removal of a director in certain circumstances.
Authorized NewCo Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved NewCo Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum Provision
The NewCo Charter, like the Monocle Charter, will provide that, to the fullest extent permitted by Law, that derivative actions brought in NewCo’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel; provided that the exclusive forum provision will not apply to (i) suits brought to enforce any liability or duty created by the Exchange Act, (ii) any other claim for which the federal courts have exclusive jurisdiction, (iii) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (iv) any claim which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (v) any claim for which the Court of Chancery does not have subject matter jurisdiction. Furthermore, the NewCo Charter provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe this provision benefits NewCo by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against NewCo’s directors and officers, although NewCo Stockholders will not be deemed to have waived NewCo’s compliance with federal securities laws and the rules and regulations thereunder.
Limitations of Liability and Indemnification
The NewCo Charter and the NewCo Bylaws provide that that its officers and directors will be indemnified by NewCo to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Monocle Charter provides that NewCo’s directors will not be personally liable for monetary damages to NewCo or the NewCo Stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to NewCo or the NewCo Stockholders, acted in bad faith, knowingly or intentionally violated the Law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
The NewCo Bylaws also permit NewCo to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We purchased a policy of directors’ and officers’ liability insurance that insures NewCo’s officers and directors against the cost of defense, settlement or payment of a judgment in certain circumstances and insures NewCo against NewCo’s obligations to indemnify NewCo’s officers and directors.
These provisions may discourage stockholders from bringing a lawsuit against NewCo’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit NewCo and the NewCo Stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to NewCo’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
Listing of Securities
NewCo intends to apply to list its common stock and warrants on Nasdaq under the symbols “ASLE” and “ASLEW,” respectively, following the Business Combination.
Transfer Agent and Registrar
Upon completion of the Business Combination, the transfer agent and registrar for NewCo Common Stock will be Continental Stock Transfer & Trust Company.

COMPARISON OF STOCKHOLDER RIGHTS
Below is a summary chart outlining important differences in shareholder rights associated with each of Monocle and NewCo according to the organizational documents of Monocle and NewCo.
Both Monocle and NewCo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law, or the DGCL. Upon the consummation of the Business Combination, Monocle Stockholders will become stockholders of NewCo, and their rights will be governed by the DGCL, the NewCo Charter and the NewCo Bylaws.
The table below summarizes the material differences between the current rights of Monocle Stockholders under the Monocle Charter and the Monocle Bylaws and the rights of NewCo Stockholders post-Business Combination.
While Monocle and NewCo believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of NewCo Stockholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Monocle before the Business Combination and being a stockholder of NewCo after the Business Combination. NewCo has filed copies the NewCo Charter and the NewCo Bylaws, as will be in place upon the consummation of the Business Combination as Exhibits 3.1 and 3.2 to NewCo’s registration statement on Form S-4 of which this proxy statement/prospectus is a part.
	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
Authorized Capital	Monocle is authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share.	Same as Monocle.
Voting Rights	The Monocle Charter states that holders of shares of common stock will be entitled to one vote for each such share of common stock held on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote.	Same as Monocle.
Number of Directors	The Monocle Charter states that the number of directors of Monocle, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, will be fixed from time to time in the manner provided in the Monocle Bylaws.	Same as Monocle.
Classification of Directors	The Monocle Charter states that the board of directors shall be divided into three separate classes, as nearly equal in number as possible, with one class to be elected at an annual meeting of stockholders to serve a staggered three-year term.	The NewCo Charter states that the board of directors shall consist of a single class of directors to be elected at an annual meeting of stockholders to serve a one-year term.

	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
Election of Directors	The Monocle Charter and Bylaws require that the directors be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.	The NewCo Bylaws require that, at any meeting duly called and held for the election of directors at which a quorum is present, each nominee for director shall be elected to the board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast by the holders (acting as such) of shares of NewCo Common Stock entitled to elect such directors at any meeting of NewCo Stockholders for which the number of nominees exceeds the number of directors to be elected in a contested election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.
Manner of Acting by Board	The Monocle Bylaws state that the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the board of directors, except as may be otherwise specifically provided by applicable law, the certificate of incorporation or the bylaws. The Monocle Bylaws also permit the board of directors to take action by unanimous written consent.	Same as Monocle.
Removal of Directors	The Monocle Charter requires that any or all of the directors may be removed only for cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision is qualified by the rights of holders of one or more series of preferred stock who may be granted rights to elect members of the board of directors. For the removal of directors elected pursuant to those rights, the removal from office will be governed by the terms of the applicable series of preferred stock as set forth in the certificate of incorporation.	The NewCo Charter requires that any or all of the directors may be removed by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision is qualified by the rights of holders of one or more series of preferred stock who may be granted rights to elect members of the board of directors. For the removal of directors elected pursuant to those rights, the removal from office will be governed by the terms of the applicable series of preferred stock as set forth in the certificate of incorporation.

	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
Nomination of Director Candidates	N/A	The NewCo Bylaws state that nominations of one or more individuals to the board of directors may be made at any annual meeting of stockholders by the board of directors or any stockholder who was a stockholder of record at the time the notice provided for in the bylaws is delivered to the Secretary, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in the bylaws. To be timely, any nomination made by a stockholder must be delivered to the Secretary at the principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first).
Business Proposals by Stockholders	N/A	The NewCo Bylaws state that the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders by any stockholder who was a stockholder of record at the time the notice provided for in the bylaws is delivered to the Secretary, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in the bylaws. In the case of an annual meeting of stockholders, to be timely, any such written notice of a proposal of business by a stockholder must be delivered to the Secretary at the principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made).

	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
Special Meetings of the Board	The Monocle Bylaws state that special meetings of the Board may be held at any time or place within or without the State of Delaware whenever called by the Chairman, the President, the Secretary or any director. Notice of a special meeting of the Board shall be given by the person or persons calling the meeting. Notice of each special meeting of the Board will be given to each director (i) at least 24 hours before the meeting if such notice is by facsimile telecommunications or other electronic transmission, by personal delivery, or by telephone; and (ii) sent at least two days before the meeting if such notice is sent by mail.	Same as Monocle.
Special Meetings of Stockholders	The Monocle Charter states that special meetings of stockholders may be called only by the Chairman of the Board, Chief Executive Officer, or the board of directors pursuant to a resolution adopted by a majority of the board of directors. The ability of stockholders to call a special meeting is specifically denied.	The NewCo Charter requires that, except as otherwise required by law, special meetings of NewCo Stockholders shall be called only by the secretary of NewCo pursuant to a written request delivered to the secretary of NewCo by (i) the chairman of the board or directors, if there be one, (ii) the president, (iii) the board of directors or (iv) NewCo Stockholders owning twenty-five percent or more of the capital stock of NewCo issued and outstanding and entitled to vote who have requested a special meeting in accordance with the NewCo Bylaws.
Manner of Acting by Stockholders	The Monocle Bylaws state that all matters other than the election of directors will be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the certificate of incorporation, the bylaws or applicable stock exchange rules, a different vote is required, in which case such provision will govern and control the decision of such matter.	Same as Monocle.
Stockholder Action Without Meeting	The Monocle Charter states that, following Monocle’s initial public offering, any action required or permitted to be taken by the stockholders must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders.	The NewCo Charter is silent on action by written consent. Under Delaware law, any action which may be taken at any annual or special meeting of stockholders may also be taken by written consent if the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at an annual or special meeting.

	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
State Anti-Takeover Statutes	Monocle opted out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.	Same as Monocle.
Indemnification of Directors and Officers	The Monocle Charter states that to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Monocle will indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Monocle or, while a director or officer of Monocle, is or was serving at the request of Monocle as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such person in connection with such proceeding; provided, however, that, except with respect to proceedings to enforce rights to indemnification and advancement of expenses, Monocle will indemnify any indemnified party in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors.	Same as Monocle.

	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
Limitation of Liability of Directors	The Monocle Charter states that a director of Monocle will not be liable to Monocle or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to Monocle or its stockholders, acted in bad faith, knowingly or intentionally violated the Law, authorized unlawful payment of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. The Monocle Charter further states that any amendment, modification or repeal of the foregoing sentence will not adversely affect any right or protection of a director of Monocle thereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.	Same as Monocle.
Exclusive Forum Provision	The Monocle Charter provides that, unless Monocle consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Monocle, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Monocle to Monocle or Monocle’s stockholders, (iii) any action asserting a claim against Monocle, its directors, officers or employees arising pursuant to any provision of the DGCL or the Monocle Charter or Monocle’s Bylaws, or (iv) any action asserting a claim against Monocle, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.	Same as Monocle.

	Monocle (Pre-Business Combination)	NewCo (Post-Business Combination)
Amendments to Bylaws	The Monocle Bylaws state that the board of directors will have the power to adopt, amend, alter or repeal the bylaws. Further, the bylaws state that the affirmative vote of a majority of the board of directors will be required to adopt, amend, alter or repeal the bylaws.	Same as Monocle.
Liquidation if No Business Combination	The Monocle Charter states that in the event that Monocle has not consummated a Business Combination within 24 months from the closing of its initial public offering, Monocle will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account holding the proceeds from the initial public offering, including interest but not previously released to Monocle to pay its franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidating distributions, if any), subject to applicable Law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable Law, dissolve and liquidate, subject in each case to Monocle’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable Law.	None.
Redemption Rights	The Monocle Charter states that prior to the consummation of an initial business combination, Monocle will provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of an initial business combination for cash equal to the applicable redemption price per share determined in accordance with the Monocle Charter.	None.

PRICE RANGE OF SECURITIES AND DIVIDENDS
Monocle
Price Range of Monocle’s Securities
Our units, each of which consists of one share of Monocle Common Stock, par value $0.0001 per share, and one warrant to purchase one share of Monocle Common Stock, began trading on the Nasdaq Capital Market under the symbol “MNCLU” on February 7, 2019. On February 27, 2019, we announced that holders of our units could elect to separately trade the common stock and the warrants included in the units, or to continue to trade the units without separating them. On February 28, 2019, the common stock and warrants began trading on the Nasdaq Capital Market under the symbols “MNCL” and “MNCLW,” respectively.
The following table sets forth, for the calendar quarter indicated, the high and low sales prices per unit, common stock and warrants as reported on the Nasdaq Capital Market for the periods presented.
	Units (MNCLU)		Common Stock (MNCL)		Warrants (MNCLW)
	High	Low	High	Low	High	Low
Fiscal 2019:
Quarter ended March 31, 2019(1)(2)(3)	$10.10	$10.00	$10.00	$9.20	$0.32	$0.29
Quarter ended June 30, 2019	$10.30	$10.01	$9.97	$9.75	$0.49	$0.30
Quarter ended September 30, 2019	$10.44	$10.15	$10.33	$9.77	$0.59	$0.45
Quarter ended December 31, 2019	$10.92	$10.36	$10.20	$9.99	$0.78	$0.42
Fiscal 2020:
Quarter ended March 31, 2020	$10.85	$9.84	$10.29	$9.50	$0.85	$0.14
Quarter ended June 30, 2020	$11.00	$10.20	$10.88	$10.05	$0.95	$0.11

(1)
Beginning on February 7, 2019.

(2)
MNCL and MNCLW began separate trading on February 28, 2019.

(3)
Beginning February 28, 2019 with respect to MNCL and MNCLW, the date active trading of the common stock and public warrants began.

On September 4, 2020, the trading date before the public announcement of the Amended and Restated Merger Agreement, our units, public shares and public warrants closed at $11.00, $10.26 and $0.39, respectively. On October 12, 2020, our units, public shares and public warrants closed at $12.00, $10.26 and $0.56, respectively.
Dividend Policy of Monocle
Monocle has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. It is the present intention of Monocle to retain any earnings for use in its business operations and, accordingly, Monocle does not anticipate the Monocle Board declaring any dividends in the foreseeable future.
NewCo
Price Range of Securities of NewCo
Historical market price information regarding NewCo’s securities is not provided because there is no public market for NewCo’s securities.
As of the date of this proxy statement/prospectus, there was one holder of NewCo Common Stock.

Dividend Policy of NewCo Following the Business Combination
Following completion of the Business Combination, the NewCo Board will consider whether or not to institute a dividend policy. It is the present intention of NewCo to retain any earnings for use in its business operations and, accordingly, NewCo does not anticipate its board of directors declaring any dividends in the foreseeable future. Additionally, in connection with AerSale’s receipt of payroll support under the CARES Act, AerSale agreed not to pay dividends on AerSale common stock or make repurchases of AerSale common stock through September 30, 2021. Following the Business Combination, NewCo will be subject to these restrictions as well. For more information about NewCo’s ability to pay dividends following the Business Combination, please see the section entitled “Risk Factors — Risks Related to NewCo’s Common Stock Following the Business Combination”.
AerSale
Price Range of AerSale Securities
Historical market price information regarding AerSale is not provided because there is no public market for AerSale’s common stock.
APPRAISAL RIGHTS
Appraisal rights are not available to the Monocle Stockholders in connection with the Business Combination.
LEGAL MATTERS
Cadwalader, Wickersham & Taft LLP will pass upon the validity of the common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of Monocle Acquisition Corporation as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from August 20, 2018 (inception) through December 31, 2018 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of AerSale Corp. as of and for the years ended December 31, 2019 and 2018 included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Monocle and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Monocle will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Monocle deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Monocle of their requests by calling or writing Monocle at its principal executive offices at 750 Lexington Avenue, Suite 1501, New York, New York 10022.

WHERE YOU CAN FIND MORE INFORMATION
NewCo has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to NewCo and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of NewCo’s or Monocle’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, NewCo will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Monocle files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read NewCo’s or Monocle’s SEC filings, including NewCo’s registration statement and Monocle’s proxy statement, over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document NewCo or Monocle files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Monocle by telephone or in writing:
Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, New York 10022
Tel: (212) 446-6981
Attn: Secretary
You may also obtain these documents by requesting them in writing or by telephone from Monocle’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: MNCL.info@investor.morrowsodali.com
If you are a stockholder of Monocle and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Monocle, Monocle will mail them to you by first class mail, or another equally prompt means.
All information contained or incorporated by reference in this proxy statement/prospectus relating to Monocle has been supplied by Monocle, all such information relating to NewCo has been supplied by NewCo, and all such information relating to AerSale has been supplied by AerSale. Information provided by Monocle, NewCo or AerSale does not constitute any representation, estimate or projection of any other party.
This document is a prospectus of NewCo and a proxy statement of Monocle for Monocle’s special meeting of stockholders. Neither NewCo nor Monocle has authorized anyone to give any information or make any representation about the Business Combination, NewCo, AerSale or Monocle that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Monocle has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Monocle Acquisition Corporation
Opinion on the Financial Statement
We have audited the accompanying consolidated balance sheets of Monocle Acquisition Corporation (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from August 20, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from August 20, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by November 11, 2020, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
New York, New York
March 2, 2020

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS
	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$319,399	$41,093
Prepaid income taxes	134,955	–
Prepaid expenses	73,958	–
Total Current Assets	528,312	41,093
Deferred offering costs	–	376,407
Cash and marketable securities held in Trust Account	176,625,548	–
Total Assets	$177,153,860	$417,500
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$504,902	$451
Accrued offering costs	–	242,500
Promissory note – related party	–	150,000
Total Current Liabilities	504,902	392,951
Commitments and Contingencies
Common stock subject to possible redemption, 16,994,946 shares at $10.10 per share at December 31, 2019	171,648,955	–
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 and 1,000,000 shares authorized at December 31, 2019 and 2018, respectively, none issued and outstanding	–	–
Common stock, $0.0001 par value; 200,000,000 and 100,000,000 shares authorized at December 31, 2019 and 2018, respectively; 5,285,054 and 4,312,500 shares issued and outstanding (excluding 16,994,946 and no shares subject to possible redemption) at December 31, 2019 and 2018, respectively	529	431
Additional paid-in capital	4,036,415	24,569
Retained earnings (Accumulated deficit)	963,059	(451)
Total Stockholders’ Equity	5,000,003	24,549
Total Liabilities and Stockholders’ Equity	$177,153,860	$417,500
The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31, 2019	For the Period from August 20, 2018 (inception) Through December 31, 2018
Operating costs	$1,573,512	$451
Loss from operations	(1,573,512)	(451)
Other income
Interest income	3,164,817	–
Income (loss) before provision for income taxes	1,591,305	(451)
Provision for income taxes	(627,795)	–
Net income (loss)	$963,510	$(451)
Weighted average shares outstanding of redeemable common stock, basic and diluted	17,250,000	–
Basic and diluted net income per common share, redeemable common stock	$0.14	$–
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	4,947,438	3,750,000(1)
Basic and diluted net loss per common share, non-redeemable common stock	$(0.28)	$(0.00)

(1)
Excluded an aggregate of up to 562,500 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
	Common Stock		Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance – August 20, 2018 (inception)	–	$–	$–	$–	$–
Issuance of common stock to the Founders(1)	4,312,500	431	24,569	–	25,000
Net loss	–	–	–	(451)	(451)
Balance – December 31, 2018	4,312,500	431	24,569	(451)	24,549
Sale of 17,250,000 Units, net of underwriting discounts and offering costs	17,250,000	1,725	168,484,174	–	168,485,899
Sale of 717,500 Private Units	717,500	72	7,174,928	–	7,175,000
Common stock subject to possible redemption	(16,994,946)	(1,699)	(171,647,256)	–	(171,648,955)
Net income	–	–	–	963,510	963,510
Balance – December 31, 2019	5,285,054	$529	$4,036,415	$963,059	$5,000,003

(1)
Included an aggregate of up to 562,500 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2019	For the Period from August 20, 2018 (inception) Through December 31, 2018
Cash Flows from Operating Activities:
Net income (loss)	$963,510	$(451)
Adjustments to reconcile net (loss) income to net cash and cash equivalents used in operating activities:
Interest earned on marketable securities held in Trust Account	(3,164,817)	–
Changes in operating assets and liabilities:
Prepaid income taxes	(134,955)	–
Prepaid expenses	(73,958)	–
Accrued expenses	504,451	451
Net cash and cash equivalents used in operating activities	(1,905,769)	–
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(174,225,000)	–
Cash withdrawn from Trust Account	764,269	–
Net cash and cash equivalents used in investing activities	(173,460,731)	–
Cash Flows from Financing Activities:
Proceeds from issuance of common stock to the Founders	–	25,000
Proceeds from sale of Units, net of underwriting discounts paid	169,050,000	–
Proceeds from sale of Private Units	7,175,000	–
Proceeds from promissory note – related party	70,000	150,000
Repayment of promissory note – related party	(220,000)	–
Payment of offering costs	(430,194)	(133,907)
Net cash and cash equivalents provided by financing activities	175,644,806	41,093
Net Change in Cash and Cash Equivalents	278,306	41,093
Cash and cash equivalents – Beginning	41,093	–
Cash and cash equivalents – Ending	$319,399	$41,093
Supplemental cash flow information:
Cash paid for income taxes	$762,750	$–
Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption as of February 11, 2019, the date of the Initial Public Offering	$170,685,445	$–
Change in value of common stock subject to possible redemption from February 11, 2019 through December 31, 2019	$963,510	$–
Deferred offering costs included in accrued offering cost	$–	$242,500
The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Monocle Acquisition Corporation (the “Company”) was incorporated in Delaware on August 20, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the aerospace and defense, industrial, and technology and telecommunication sectors. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2019, the Company had not commenced any operations. All activity for the period from August 20, 2018 (inception) through December 31, 2019 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of AerSale Corp. (see Note 6). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held after the Initial Public Offering.
The Company’s subsidiaries are comprised of Monocle Holdings Inc., a wholly owned subsidiary of the Company and a Delaware corporation (“NewCo”), Monocle Merger Sub 1 Inc., a wholly owned subsidiary of NewCo and a Delaware corporation (“Merger Sub 1”) and Monocle Merger Sub 2 LLC., a wholly owned subsidiary of NewCo and a Delaware limited liability company (“Merger Sub 2”).
The registration statement for the Company’s Initial Public Offering was declared effective on February 6, 2019. On February 11, 2019, the Company consummated the Initial Public Offering of 17,250,000 units (“Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 717,500 Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to the Company’s sponsor, Monocle Partners, LLC, a Delaware limited liability company (the “Sponsor”), and Cowen Investments II LLC (“Cowen” and, together with the Sponsor, the “Founders”), generating gross proceeds of $7,175,000, which is described in Note 4.
Transaction costs amounted to $4,014,101, consisting of $3,450,000 of underwriting fees and $564,101 of other offering costs. In addition, $1,480,492 of cash was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on February 11, 2019, an amount of $174,225,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (“Trust Account”) which has been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to its stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Founders, executive officers and directors (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until November 11, 2020 to complete a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by November 11, 2020, the Company may, but is not obligated to, extend the period of time to consummate a

Business Combination by three months (for a total of 24 months to complete a Business Combination) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the deadline, for the extension.
If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. This mandatory liquidation and subsequent dissolution of the Company if an initial Business Combination is not completed by the close of business on November 11, 2020 raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 11, 2020. In the event of such liquidation, it is possible the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be less than the offering price per Unit in the Public Offering. Based on the value of the Trust Account at December 31, 2019, the redemption value, after payment of accrued income taxes and other expenses, is greater than $10.10 per share.
The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Founders, executive officers and directors acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.10 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust asset. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern and Liquidity
As of December 31, 2019, the Company had a cash balance of approximately $319,000, which excludes interest income of approximately $2,401,000 from the Company’s investments in the Trust Account which is available to the Company for tax obligations. Through December 31, 2019, the Company has withdrawn approximately $764,000 of interest income from the Trust Account to pay its income and franchise taxes.

Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.
If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its public shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In addition, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern.
The liquidity condition and date for mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern through November 11, 2020, the scheduled liquidation date of the Company. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market accounts. As of December 31, 2019, cash equivalents amounted to $176,780. The Company did not have any cash equivalents as of December 31, 2018.
Common stock subject to possible redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2019, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s consolidated balance sheets.
Offering costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $4,014,101 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2019 and 2018, the Company had a deferred tax asset of approximately $294,000 and $0, respectively, which had a full valuation allowance recorded against it of approximately $294,000 and $0, respectively.
The Company’s currently taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the year ended December 31, 2019, the Company recorded income tax expense of approximately $628,000 primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the year ended December 31, 2019 was approximately 40%, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net income (loss) per common share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,967,500 shares of common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statements of operations include a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for redeemable common stock is calculated by dividing the interest income earned on the Trust Account (net of applicable franchise and income taxes of approximately $810,000 for the year ended December 31, 2019), by the weighted average number of redeemable common stock outstanding for the period or since original issuance. Net loss per common share, basic and diluted for non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to redeemable common stock, by the weighted average number of non-redeemable common stock outstanding for the period. Non-redeemable common stock includes the Founder Shares and the Private Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
	Year Ended December 31, 2019	For the Period from August 20, 2018 (inception) Through December 31, 2018
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest Income	$3,164,817	$–
Income and Franchise Tax	$(810,032)	$–
Net Earnings	$2,354,785	$–
Denominator: Weighted Average Redeemable Common Stock
Redeemable Common Stock, Basic and Diluted	17,250,000	–
Earnings/Basic and Diluted Redeemable Common Stock	$0.14	–
Non-Redeemable Common Stock
Numerator: Net Income minus Redeemable Net Earnings
Net Income (Loss)	$963,510	$(451)
Redeemable Net Earnings	$(2,354,785)	$–
Non-Redeemable Net Loss	$(1,391,275)	$(451)
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock, Basic and Diluted (1)	4,947,438	3,750,000
Loss/Basic and Diluted Non-Redeemable Common Stock	$(0.28)	$(0.00)

Note: As of December 31, 2019 and 2018, basic and diluted shares are the same as there are no securities that are dilutive to the Monocle’s common stockholders.
(1)
The weighted average non-redeemable common stock for the year ended December 31, 2019 includes the effect of 717,500 Private Units, which were issued in conjunction with the initial public offering on February 11, 2019.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2019 and 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature.
Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units at $10.00 per Unit. Each Unit consists of one share of common stock and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cowen purchased an aggregate of 717,500 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $7,175,000. The Sponsor purchased 591,334 Private Units and Cowen purchased 126,166 Private Units. Each Private Unit consists of one share of common stock (“Private Share”) and one warrant (each, a “Private Warrant”). Each Private Warrant is exercisable to purchase one share of common stock at a price of $11.50 per share. A portion of the proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
In September 2018, the Founders purchased 5,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. The Sponsor and Cowen purchased 5,390,625 and 359,375 Founder Shares, respectively.
In November 2018, the Sponsor transferred to the Company’s independent directors an aggregate of 45,000 Founder Shares for an aggregate purchase price of $195. On November 19, 2018, the Sponsor and Cowen forfeited to the Company, for no consideration, 1,437,500 Founder Shares, of which the Sponsor forfeited 1,347,656 Founder Shares and Cowen forfeited 89,844 Founder Shares. As a result, the Founders now hold 4,312,500 Founder Shares, of which the Sponsor owns 3,997,969 Founder Shares and Cowen owns 269,531 Founder Shares. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would own 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (assuming the initial stockholders did not purchase any Public Shares in the Initial Public Offering and excluding the Private Units). As a result of the underwriters’ election to fully exercise their over-allotment option, 562,500 Founder Shares are no longer subject to forfeiture.
The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Company’s Business Combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Business Combination, or (2) if the Company consummates a liquidation, merger, stock exchange or other similar transaction after the Company’s Business Combination which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Promissory Note — Related Party
The Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $200,000. The Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The Promissory Note was repaid upon the consummation of the Initial Public Offering on February 11, 2019.

Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Founders or an affiliate of the Founders, or certain of the Company’s officers and director may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. There are no Working Capital Loans outstanding as of December 31, 2019 or 2018.
Related Party Extension Loans
As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination by an additional three months (for a total of 24 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. If the Company does not complete a Business Combination, the Company will not repay such loans unless there are funds available outside the Trust Account to do so. The loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, may be converted, in whole or in part, into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination. There were no related party extension loans as of December 31, 2019 or 2018.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on the February 7, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and general and administrative services. For the year ended December 31, 2019, the Company incurred $110,000 in fees for these services.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on February 6, 2019, the holders of the Founder Shares, Private Units (including securities contained therein) and securities that may be issued upon conversion of Working Capital Loans (including securities issued upon conversion of Working Capital Loans) are entitled to registration rights requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. Notwithstanding the foregoing, Cowen may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the registration statement and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Service Provider Agreements
From time to time, the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help the Company identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.
Business Combination Marketing Agreement
The Company engaged the underwriters as advisors in connection with its Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500. No amounts have been recorded as of December 31, 2019 in conjunction with this agreement.
Legal Matters
The Company has engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination, as well as assisting with other legal matters. In the event of a successful Business Combination, the amount of fees to be paid will be agreed upon between the Company and the law firm in light of all the facts and circumstances at that point in time. If a Business Combination does not occur, the Company will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that the Company will complete a Business Combination.
Merger Agreement
On December 8, 2019, the Company, NewCo, Merger Sub 1 and Merger Sub 2 (collectively, the “Monocle Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership.
Pursuant to the Merger Agreement, (a) Merger Sub 1 will be merged with and into the Company, with the Company surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). The First Merger, the Second Merger and the other transactions contemplated in the Merger Agreement are referred to as the “AerSale Business Combination.” In connection with the AerSale Business Combination, the Company and AerSale will become direct or indirect wholly owned subsidiaries of NewCo, the new public company after the closing of the AerSale Business Combination (the “Closing”).
Under the Merger Agreement and pursuant to the First Merger, (i) all of the issued and outstanding shares of common stock of the Company (“Monocle Common Stock”), will be exchanged on a one-for-one basis for shares of common stock of NewCo, par value $0.0001 per share (“NewCo Common Stock”), (ii) each outstanding and unexercised warrant to purchase Monocle Common Stock will be exchanged on a one-for-one basis for a warrant to purchase NewCo Common Stock, in the same form and on the same terms and conditions as such warrants to purchase Monocle Common Stock, and (iii) each issued and outstanding shares of common stock of Merger Sub 1 will be canceled and converted into and become, on a one-for-one basis, a share of Monocle Common Stock.

Under the Merger Agreement and pursuant to the Second Merger, the holders of issued and outstanding shares of capital stock of AerSale and AerSale in-the-money stock appreciation rights (“SARs”) will receive aggregate consideration equal to $400 million, consisting of (i) $250 million payable in cash (the “Aggregate Cash Consideration”) and (ii) 15,000,000 shares of NewCo Common Stock, valued at $10 per share (i.e., $150 million in the aggregate) (the “Aggregate Common Stock Consideration”). Under certain circumstances, the cash consideration payable at closing may be reduced to not less than $200 million in exchange for the issuance of up to $50 million of 5.00% Series A Convertible Preferred Stock of NewCo, par value $0.0001 per share (“NewCo Convertible Preferred Stock”) to the AerSale stockholders and holders of SARs.
Holders of AerSale common stock, par value $0.01 per share, and SARs will also receive as consideration a contingent right to receive up to 2,500,000 additional shares of NewCo Common Stock in the aggregate, half of which will be issued at such time as the NewCo Common Stock price is greater than $12.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days on or prior to the fifth anniversary of the date of the Closing (the “Closing Date”) and the other half of which will be issued at such time as the NewCo Common Stock price is greater than $14.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days on or prior to the fifth anniversary of the Closing Date (collectively, the “Earnout Shares”). The Earnout Shares will also be issued upon the occurrence of a Liquidity Event (as defined in the Merger Agreement), solely to the extent the Liquidity Event Consideration (as defined in the Merger Agreement) is greater than $12.50, in which case half of the Earnout Shares will be issued, or $14.00, in which case the other half of the Earnout Shares will also be issued. Earnout Shares that have not been issued on or prior to the fifth anniversary of the Closing Date will be cancelled.
The AerSale Business Combination will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.
In connection with the proposed AerSale Business Combination, NewCo filed a registration statement on Form S-4 (File No. 333-235766) (the “S-4 Registration Statement”) with the SEC on December 31, 2019, which includes a preliminary proxy statement/prospectus of the Company.
NOTE 7. STOCKHOLDERS’ EQUITY
Preferred Stock — The Company filed an Amended and Restated Certificate of Incorporation in February 2019 such that the Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.
Common Stock — The Company filed an Amended and Restated Certificate of Incorporation in February 2019 such that the Company is authorized to issue up to 200,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 5,285,054 and 4,312,500 shares of common stock issued and outstanding, excluding 16,994,946 and -0- shares of common stock subject to possible redemption, respectively.
Warrants — The Public Warrants will become exercisable 30 days after the completion of a Business Combination provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will the

Company be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that the Company is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. In addition, any Private Warrants held by Cowen will not be exercisable more than five years from the effective date of the registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 8. INCOME TAX
The Company’s net deferred tax assets are as follows:
December 31, 2019
Deferred tax asset
Organizational costs/Startup expenses	$293,621
Total deferred tax asset	293,621
Valuation allowance	(293,621)
Deferred tax asset, net of allowance	$–

The income tax provision consists of the following:
December 31, 2019
Federal
Current	$627,795
Deferred	(293,621)
State
Current	$–
Deferred	–
Change in valuation allowance	293,621
Income tax provision	$627,795
As of December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2019, the change in the valuation allowance was $293,621.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 is as follows:
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	18.5%
Income tax provision	39.5%
The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.
NOTE 9. FAIR VALUE MEASUREMENTS
At December 31, 2019, assets held in the Trust Account were comprised of $176,625,548 in money market funds which are invested in U.S. Treasury Securities. Through December 31, 2019, the Company has withdrawn $764,269 of interest earned on the Trust Account to pay its franchise and income tax obligations.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2019
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$176,625,548
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
On January 26, 2020, the Company entered into a commitment letter (the “FILO Commitment Letter”) with NewCo and Veritas Capital Credit Funding, L.P. (“Veritas”), pursuant to which, and subject to the terms and conditions set forth therein, Veritas has committed to provide the Company with a senior secured asset-based “first-in/last-out” term loan with an aggregate commitment of up to $75 million (the “FILO Facility”). The Company intends to use the net proceeds of the FILO Facility to finance a portion of the cash consideration payable in the proposed AerSale Business Combination. The funding of the FILO Facility under the FILO Commitment Letter is contingent upon the satisfaction of customary conditions. The FILO Facility will mature on (a) the fourth anniversary of the Closing Date, or (b) if the scheduled maturity date of the ABL Facility is extended to after the fourth anniversary of the Closing Date, the earlier of (i) the scheduled maturity date of the ABL Facility and (ii) the fifth anniversary of the Closing Date.

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$149,321	$319,399
Prepaid income taxes	93,112	134,955
Prepaid expenses	67,625	73,958
Total Current Assets	310,058	528,312
Cash and marketable securities held in Trust Account	177,073,484	176,625,548
Total Assets	$177,383,542	$177,153,860
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$570,793	$504,902
Promissory note – related party	150,000	—
Total Liabilities	720,793	504,902
Commitments and Contingencies
Common stock subject to possible redemption, 16,996,311 and 16,994,946 shares at $10.10 per share at June 30, 2020 and December 31, 2019, respectively	171,662,741	171,648,955
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value; 200,000,000 shares authorized; 5,283,689 and 5,285,054 shares issued and outstanding (excluding 16,996,311 and 16,994,946 shares subject to possible redemption) at June 30, 2020 and December 31, 2019, respectively	528	529
Additional paid-in capital	4,022,630	4,036,415
Retained earnings	976,850	963,059
Total Stockholders’ Equity	5,000,008	5,000,003
Total Liabilities and Stockholders’ Equity	$177,383,542	$177,153,860
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating costs	$358,642	$162,884	$645,287	$246,826
Loss from operations	(358,642)	(162,884)	(645,287)	(246,826)
Other income
Interest income	185,100	1,053,042	807,921	1,596,310
(Loss) income before provision for income taxes	(173,542)	890,158	162,634	1,349,484
Provision for income taxes	(28,392)	(210,638)	(148,843)	(313,906)
Net (loss) income	$(201,934)	$679,520	$13,791	$1,035,578
Weighted average shares outstanding of redeemable common stock, basic and diluted	17,250,000	17,250,000	17,250,000	17,250,000
Basic and diluted net income per common share, redeemable common stock	$0.01	$0.05	0.03	0.07
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	5,030,000	5,030,000	5,030,000	4,863,508
Basic and diluted net loss per common share, non-redeemable common stock	$(0.06)	$(0.02)	$(0.11)	$(0.03)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
THREE AND SIX MONTHS ENDED JUNE 30, 2020
	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2020	5,285,054	$529	$4,036,415	$963,059	$5,000,003
Change in value of common stock subject to possible redemption	(21,359)	(3)	(215,723)	—	(215,726)
Net income	—	—	—	215,725	215,725
Balance – March 31, 2020	5,263,695	526	3,820,692	1,178,784	5,000,002
Change in value of common stock subject to possible redemption	19,994	2	201,938	—	201,940
Net loss	—	—	—	(201,934)	(201,934)
Balance – June 30, 2020	5,283,689	$528	$4,022,630	$976,850	$5,000,008
THREE AND SIX MONTHS ENDED JUNE 30, 2019
	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2019	4,312,500	$431	$24,569	$(451)	$24,549
Sale of 17,250,000 Units, net of underwriting discounts and offering costs	17,250,000	1,725	168,484,174	—	168,485,899
Sale of 717,500 Private Units	717,500	72	7,174,928	—	7,175,000
Common stock subject to possible redemption	(16,934,802)	(1,693)	(171,039,807)	—	(171,041,500)
Net income	—	—	—	356,058	356,058
Balance – March 31, 2019	5,345,198	535	4,643,864	355,607	5,000,006
Common stock subject to possible redemption	(67,279)	(7)	(679,511)	—	(679,518)
Net income	—	—	—	679,520	679,520
Balance – June 30, 2019	5,277,919	$528	$3,964,353	$1,035,127	$5,000,008
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net income	$13,791	$1,035,578
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:
Interest earned on marketable securities held in Trust Account	(807,921)	(1,596,310)
Changes in operating assets and liabilities:
Prepaid income taxes	41,843	(96,094)
Prepaid expenses	6,333	(158,494)
Accounts payable and Accrued expenses	65,891	114,955
Net cash and cash equivalents used in operating activities	(680,063)	(700,365)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(174,225,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	359,985	411,518
Net cash and cash equivalents provided by (used in) investing activities	359,985	(173,813,482)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	169,050,000
Proceeds from sale of Private Units	—	7,175,000
Proceeds from promissory note – related party	150,000	70,000
Repayment of promissory note – related party	—	(220,000)
Payment of offering costs	—	(430,194)
Net cash and cash equivalents provided by financing activities	150,000	175,644,806
Net Change in Cash and Cash Equivalents	(170,078)	1,130,959
Cash and cash equivalents – Beginning	319,399	41,093
Cash and cash equivalents – Ending	$149,321	$1,172,052
Supplemental cash flow information:
Cash paid for income taxes	$107,000	$—
Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption as of February 11, 2019, the date of the Initial Public Offering	$—	$170,685,445
Change in value of common stock subject to possible redemption	$13,786	$1,035,573
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Monocle Acquisition Corporation (the “Company”) was incorporated in Delaware on August 20, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the aerospace and defense, industrial, and technology and telecommunication sectors. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of June 30, 2020, the Company had not commenced any operations. All activity through June 30, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of AerSale Corp. (see Note 6). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held after the Initial Public Offering.
The Company’s subsidiaries are comprised of Monocle Holdings Inc., a wholly owned subsidiary of the Company and a Delaware corporation (“NewCo”), Monocle Parent LLC, a wholly owned subsidiary of NewCo and a Delaware limited liability company (“Parent”), Monocle Merger Sub 1 Inc., a wholly owned subsidiary of NewCo and a Delaware corporation (“Merger Sub 1”) and Monocle Merger Sub 2 LLC., a wholly owned subsidiary of Parent and a Delaware limited liability company (“Merger Sub 2”).
The registration statement for the Company’s Initial Public Offering was declared effective on February 6, 2019. On February 11, 2019, the Company consummated the Initial Public Offering of 17,250,000 units (“Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 717,500 Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to the Company’s sponsor, Monocle Partners, LLC, a Delaware limited liability company (the “Sponsor”), and Cowen Investments II LLC (“Cowen” and, together with the Sponsor, the “Founders”), generating gross proceeds of $7,175,000, which is described in Note 4.
Transaction costs amounted to $4,014,101, consisting of $3,450,000 of underwriting fees and $564,101 of other offering costs. In addition, As of June 30, 2020, cash of $149,321 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on February 11, 2019, an amount of $174,225,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (“Trust Account”) which has been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to its stockholders, as described below.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Founders, executive officers and directors (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation that would

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until November 11, 2020 to complete a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by November 11, 2020, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination by three months (for a total of 24 months to complete a Business Combination) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the deadline, for the extension.
If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. In the event of such liquidation, it is possible the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be less than the offering price per Unit in the Initial Public Offering. Based on the value of the Trust Account at June 30, 2020, the redemption value, after payment of accrued income taxes and other expenses, is greater than $10.10 per share.
The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Founders, executive officers and directors acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.10 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust asset. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Going Concern
As of June 30, 2020, the Company had a cash balance of approximately $149,000, which excludes interest income of approximately $2,848,000 from the Company’s investments in the Trust Account which is available to the Company for tax obligations, and current liabilities of approximately $721,000. Through June 30, 2020, the Company has withdrawn approximately $1,124,000 of interest income from the Trust Account to pay its income and franchise taxes, of which approximately $360,000 was withdrawn during the six months ended June 30, 2020.
Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.
If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In addition, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern through November 11, 2020, the scheduled liquidation date of the Company. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 2, 2020, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2019 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The interim results for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market accounts.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2020 and December 31, 2019, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheets.
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $4,014,101 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2020 and December 31, 2019, the Company had a deferred tax asset of approximately $408,000 and $294,000, respectively, which had a full valuation allowance recorded against it of approximately $408,000 and $294,000, respectively.
The Company’s currently taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three and six months ended June 30, 2020, the Company recorded income tax expense of approximately $28,000 and $149,000, and for the three and six months ended June 30, 2019, the Company recorded income tax expense of approximately $211,000 and $314,000, respectively, primarily related to interest income earned on the Trust Account. The Company’s effective tax

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

rate for the three and six months ended June 30, 2020 was approximately (16.4)% and 91.5%, and for the three and six months ended June 30, 2019 was approximately 23.7% and 23.3%, respectively, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,967,500 shares of common stock in the calculation of diluted income (loss) per non-redeemable share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statements of operations include a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for redeemable common stock is calculated by dividing the interest income earned on the Trust Account (net of applicable franchise and income taxes of approximately $78,000 and $249,000 for the three and six months ended June 30, 2020, respectively, and $101,500 and $313,900 for the three and six months ended June 30, 2019, respectively), by the weighted average number of redeemable common stock outstanding for the period or since original issuance. Net loss per common share, basic and diluted for non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to redeemable common stock, by the weighted average number of non-redeemable common stock outstanding for the period. Non-redeemable common stock includes the Founder Shares and the Private Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest Income	$185,100	$1,053,042	$807,921	$1,596,310
Income and Franchise Tax	$(78,392)	$(260,638)	$(248,843)	$(415,424)
Net Earnings	$106,708	$792,404	$559,078	$1,180,886
Denominator: Weighted Average Redeemable Common Stock
Redeemable Common Stock, Basic and Diluted	17,250,000	17,250,000	17,250,000	17,250,000
Earnings/Basic and Diluted Redeemable Common Stock	$0.01	$0.05	$0.03	$0.07
Non-Redeemable Common Stock
Numerator: Net (Loss) Income minus Redeemable Net Earnings
Net (Loss) income	$(201,934)	$679,520	$13,791	$1,035,578
Redeemable Net Earnings	$(106,708)	$(792,404)	$(559,078)	$(1,180,886)
Non-Redeemable Net Loss	$(308,642)	$(112,884)	$(545,287)	$(145,308)
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock, Basic and Diluted(1)	5,030,000	5,030,000	5,030,000	4,863,508
Loss/Basic and Diluted Non-Redeemable Common Stock	$(0.06)	$(0.02)	$(0.11)	$(0.03)

Note: As of June 30, 2020 and 2019, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s common stockholders.
(1)
The weighted average non-redeemable common stock for the three and six months ended June 30, 2020 and 2019 includes the effect of 717,500 Private Units, which were issued in conjunction with the Initial Public Offering on February 11, 2019.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At June 30, 2020 and December 31, 2019, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units at $10.00 per Unit. Each Unit consists of one share of common stock and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cowen purchased an aggregate of 717,500 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $7,175,000. The Sponsor purchased 591,334 Private Units and Cowen purchased 126,166 Private Units. Each Private Unit consists of one share of common stock (“Private Share”) and one warrant (each, a “Private Warrant”). Each Private Warrant is exercisable to purchase one share of common stock at a price of $11.50 per share. A portion of the proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
In September 2018, the Founders purchased 5,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. The Sponsor and Cowen purchased 5,390,625 and 359,375 Founder Shares, respectively.
In November 2018, the Sponsor transferred to the Company’s independent directors an aggregate of 45,000 Founder Shares for an aggregate purchase price of $195. On November 19, 2018, the Sponsor and Cowen forfeited to the Company, for no consideration, 1,437,500 Founder Shares, of which the Sponsor forfeited 1,347,656 Founder Shares and Cowen forfeited 89,844 Founder Shares. As a result, the Founders now hold 4,312,500 Founder Shares, of which the Sponsor owns 3,997,969 Founder Shares and Cowen owns 269,531 Founder Shares. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would own 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (assuming the initial stockholders did not purchase any Public Shares in the Initial Public Offering and excluding the Private Units). As a result of the underwriters’ election to fully exercise their over-allotment option, 562,500 Founder Shares are no longer subject to forfeiture.
The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Company’s Business Combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Business Combination, or (2) if the Company consummates a liquidation, merger, stock exchange or other similar transaction after the Company’s Business Combination which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Promissory Note — Related Party
The Company issued an unsecured promissory note (the “IPO Promissory Note”) to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $200,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The IPO Promissory Note was repaid upon the consummation of the Initial Public Offering on February 11, 2019.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Founders or an affiliate of the Founders, or certain of the Company’s officers and director may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units.
On June 24, 2020, the Company entered into convertible unsecured promissory notes with the Founders pursuant to which the Founders agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Promissory Notes”). The Promissory Notes are non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Promissory Notes; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Promissory Notes, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Notes may be converted into units of the post-combination entity at a price of $10.00 per unit at the option of the Founders. The units would be identical to the Private Units. As of June 30, 2020, the outstanding balance under the Promissory Notes amounted to an aggregate of $150,000. As of December 31, 2019, no amounts were outstanding under the Convertible Promissory Notes.
Related Party Extension Loans
As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination by an additional three months (for a total of 24 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. If the Company does not complete

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

a Business Combination, the Company will not repay such loans unless there are funds available outside the Trust Account to do so. The loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, may be converted, in whole or in part, into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination. There are no related party extension loans outstanding as of June 30, 2020 and December 31, 2019.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on February 7, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and general and administrative services. For the three months ended June 30, 2020 and 2019, the Company incurred and paid $30,000 in fees for these services. For the six months ended June 30, 2020 and 2019, the Company incurred and paid $60,000 and $50,000 in fees for these services, respectively.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on February 6, 2019, the holders of the Founder Shares, Private Units (including underlying securities) and securities that may be issued upon conversion of Working Capital Loans (including underlying securities) are entitled to registration rights requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. Notwithstanding the foregoing, Cowen may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the registration statement and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Service Provider Agreements
From time to time, the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help the Company identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

Business Combination Marketing Agreement
The Company engaged the underwriters as advisors in connection with its Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500. No amounts have been recorded as of June 30, 2020 and December 31, 2019 in conjunction with this agreement.
Legal Matters
The Company has engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination, as well as assisting with other legal matters. In the event of a successful Business Combination, the amount of fees to be paid will be agreed upon between the Company and the law firm in light of all the facts and circumstances at that point in time. If a Business Combination does not occur, the Company will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that the Company will complete a Business Combination.
Merger Agreement
On December 8, 2019, the Company, NewCo, Merger Sub 1 and Merger Sub 2 entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership (“Leonard Green”). On August 13, 2020, the parties entered into Amendment No. 1 to the Agreement and Plan of Merger (“Amendment No. 1”). The Merger Agreement and Amendment No. 1 are described below. Notwithstanding that description, the Company, AerSale and Leonard Green have engaged in discussions regarding revising the terms of the Merger Agreement and related transaction documents. The Company can give no assurance that an agreement with respect to a revised transaction will be reached.
Pursuant to the Merger Agreement, (a) Merger Sub 1 will be merged with and into the Company, with the Company surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). The First Merger, the Second Merger and the other transactions contemplated in the Merger Agreement are referred to as the “AerSale Business Combination.” In connection with the AerSale Business Combination, the Company and AerSale will become direct or indirect wholly owned subsidiaries of NewCo, the new public company after the closing of the AerSale Business Combination (the “Closing”).
Under the Merger Agreement and pursuant to the First Merger, (i) all of the issued and outstanding shares of common stock of the Company (“Monocle Common Stock”), will be exchanged on a one-for-one basis for shares of common stock of NewCo, par value $0.0001 per share (“NewCo Common Stock”), (ii) each outstanding and unexercised warrant to purchase Monocle Common Stock will be exchanged on a one-for-one basis for a warrant to purchase NewCo Common Stock, in the same form and on the same terms and conditions as such warrants to purchase Monocle Common Stock, and (iii) each issued and outstanding shares of common stock of Merger Sub 1 will be canceled and converted into and become, on a one-for-one basis, a share of Monocle Common Stock.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

Under the Merger Agreement and pursuant to the Second Merger, the holders of issued and outstanding shares of capital stock of AerSale and AerSale in-the-money stock appreciation rights (“SARs”) will receive aggregate consideration equal to $400 million, consisting of (i) $250 million payable in cash and (ii) 15,000,000 shares of NewCo Common Stock, valued at $10 per share (i.e., $150 million in the aggregate). Under certain circumstances, the cash consideration payable at Closing may be reduced to not less than $200 million in exchange for the issuance of up to $50 million of 5.00% Series A Convertible Preferred Stock of NewCo, par value $0.0001 per share to the AerSale stockholders and holders of SARs.
Holders of AerSale common stock, par value $0.01 per share, and SARs will also receive as consideration a contingent right to receive up to 2,500,000 additional shares of NewCo Common Stock in the aggregate, half of which will be issued at such time as the NewCo Common Stock price is greater than $12.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days on or prior to the fifth anniversary of the date of the Closing (the “Closing Date”) and the other half of which will be issued at such time as the NewCo Common Stock price is greater than $14.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days on or prior to the fifth anniversary of the Closing Date (collectively, the “Earnout Shares”). The Earnout Shares will also be issued upon the occurrence of a Liquidity Event (as defined in the Merger Agreement), solely to the extent the Liquidity Event Consideration (as defined in the Merger Agreement) is greater than $12.50, in which case half of the Earnout Shares will be issued, or $14.00, in which case the other half of the Earnout Shares will also be issued. Earnout Shares that have not been issued on or prior to the fifth anniversary of the Closing Date will be cancelled.
Under Amendment No. 1, the Termination Date (as defined in the Merger Agreement) was extended to September 30, 2020.
The AerSale Business Combination will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.
In connection with the proposed AerSale Business Combination, NewCo filed a registration statement on Form S-4 (File No. 333-235766) (the “S-4 Registration Statement”) with the SEC on December 31, 2019, which includes a preliminary proxy statement/prospectus of the Company.
In connection with the proposed AerSale Business Combination, the Company entered into (i) a debt commitment letter (the “Debt Commitment Letter”) with NewCo, Wells Fargo Bank, N.A. and PNC Bank, N.A., dated December 8, 2019, and (ii) a commitment letter (the “FILO Commitment Letter”) with NewCo and Veritas Capital Credit Funding, L.P., dated January 26, 2020. On May 31, 2020, each of the Debt Commitment Letter and the FILO Commitment Letter terminated in accordance with its terms. The Company may seek other financing arrangements in connection with the proposed AerSale Business Combination, if such financing is determined to be necessary or advisable.
NOTE 7. STOCKHOLDERS’ EQUITY
Preferred Stock — The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.
Common Stock — The Company is authorized to issue up to 200,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At June 30, 2020 and December 31, 2019, there were 5,283,689 and 5,285,054 shares of common stock issued and outstanding, excluding 16,996,311 and 16,994,946 shares of common stock subject to possible redemption, respectively.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

Warrants — The Public Warrants will become exercisable 30 days after the completion of a Business Combination provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will the Company be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that the Company is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. In addition, any Private Warrants held by Cowen will not be exercisable more than five years from the effective date of the registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

NOTE 8 — FAIR VALUE MEASUREMENTS
At June 30, 2020 and December 31, 2019, assets held in the Trust Account were comprised of $177,073,484 and $176,625,548, respectively, in money market funds which are invested in U.S. Treasury Securities. Through June 30, 2020, the Company has withdrawn $1,124,254 of interest earned on the Trust Account to pay its franchise and income tax obligations, of which $359,985 was withdrawn during the six months ended June 30, 2020.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	June 30, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account — U.S. Treasury Securities Money Market Fund	1	$177,073,484	$176,625,548
NOTE 9 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, the Company did not identify subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm
Board of Directors
AerSale Corp.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of AerSale Corp. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.
Change in accounting principle
As discussed in Note D to the consolidated financial statements, the Company changed its revenue recognition policy in 2019 due to the adoption of Accounting Standard Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Grant Thornton LLP
We have served as the Company’s auditor since 2017
Fort Lauderdale, Florida
March 27, 2020

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	As of December 31,
ASSETS	2019	2018
Current Assets:
Cash and cash equivalents	$17,505,002	$21,604,166
Accounts receivable, net	51,867,653	27,820,980
Inventory:
Aircraft, airframes, engines, and parts	57,918,723	55,643,781
Advance vendor payments	3,247,255	2,988,854
Due from related party	6,130,990	18,050,201
Deposits, prepaid expenses, and other current assets	5,116,175	2,049,483
Total current assets	141,785,798	128,157,465
Fixed Assets:
Aircraft and engines held for lease, net	111,896,294	106,056,885
Property and equipment, net	7,461,792	7,469,121
Inventory:
Aircraft, airframes, engines, and parts	37,043,804	43,548,072
Deferred income taxes, net	4.753,679	10,332,908
Deferred financing costs, net	1,034,564	1,680,447
Deferred customer incentives and other assets, net	324,869	356,052
Goodwill	13,858,551	442,285
Other intangible assets, net	20,375,166	10,845,000
Due from related party	5,449,739	11,580,729
Total Assets	$343,984,256	$320,468,964
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,030,404	$12,671,524
Accrued expenses	9,629,084	5,475,809
Lessee and customer purchase deposits	3,473,921	2,865,837
Current portion of long-term debt, net	3,351,714	5,512,053
Deferred revenue	7,708,761	5,960,433
Total current liabilities	41,193,884	32,485,656
Long-term debt, less current portion, net	—	3,215,424
Long-term lease deposits	4,184,874	3,064,914
Revolving credit facility	—	—
Maintenance deposit payments and other liabilities	4,620,133	3,933,176
Total liabilities	$49,998,891	$42,699,170
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 200,000 shares; senior as to all other equity instruments with an 8.65% cumulative dividend rate. The liquidation preference for the years ended December 31, 2019 and 2018 totaled $293,775,025 and $409,390,104, respectively	2,000	2,000
Common stock, $0.01 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	500	500
Additional paid-in capital	243,218,738	243,218,738
Retained earnings	50,764,127	34,548,556
Total stockholders’ equity	293,985,365	277,769,794
Total liabilities and stockholders’ equity	$343,984,256	$320,468,964

The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2019	2018
Net revenue:
Products	$170,566,047	$178,580,286
Leasing	64,245,884	73,372,413
Services	69,389,272	38,779,350
Total net revenue	304,201,203	290,732,049
Costs of sales and operating expenses:
Cost of products	131,671,553	157,524,530
Cost of leasing	29,217,035	29,077,463
Cost of services	58,263,856	31,961,251
Total cost of sales	219,152,444	218,563,244
Gross profit	85,048,759	72,168,805
Selling, general, and administrative expenses	59,813,607	46,611,982
Transaction costs	3,176,797	51,360
Income from operation	22,058,355	25,505,463
Other income (expenses):
Interest expense, net	(3,006,663)	(2,374,881)
Other income, net	611,109	367,806
Total other expenses	(2,395,554)	(2,007,075)
Income from continuing operations before income tax provision	19,662,801	23,498,388
Income tax (expense) benefit	(4,163,663)	3,227,061
Net income from continuing operations	15,499,138	26,725,449
Discontinued operations:
Income from discontinued operations, net of tax of $0 for 2019 and 2018	—	22,640,442
Loss on deconsolidation of discontinued operations	—	(1,380,102)
Total income from discontinued operations	—	21,260,340
Net income after discontinued operations	15,499,138	47,985,789
Net income attributable to non-controlling interests	—	39,132,578
Net income attributable to AerSale Corp.	15,499,138	8,853,211
Dividends attributable to preferred stockholders	34,632,836	33,577,536
Net loss attributable to AerSale Corp. common stockholders	(19,133,698)	(24,724,325)
Loss per share – basic and diluted:
Net loss per share from continuing operations	(383)	(137)
Net loss per share attributable to AerSale Corp.	(383)	(494)
The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2019 and 2018
AerSale Corp. Stockholders’
	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total AerSale Stockholders’ Equity	Non-Controlling Interests	Total Equity
	Amount	Shares	Amount	Shares
Balance at December 31, 2017	$2,000	200,000	$500	50,000	$243,218,738	$25,695,345	$268,916,583	$(39,132,578)	$229,784,005
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	39,132,578	39,132,578
Net loss attributable to AerSale Corp.	—	—	—	—	—	8,853,211	8,853,211	—	8,853,211
Balance at December 31, 2018	2,000	200,000	500	50,000	243,218,738	34,548,556	277,769,794	—	277,769,794
Cumulative effect of adjustment upon adoption of ASC 606 on January 1, 2019	—	—	—	—	—	716,433	716,433	—	716,433
Net income	—	—	—	—	—	15,499,138	15,499,138	—	15,499,138
Balance at December 31, 2019	$2,000	200,000	$500	50,000	$243,218,738	$50,764,127	$293,985,365	$—	$293,985,365

The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income	$15,499,138	$47,985,789
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	—	(21,260,340)
Depreciation and amortization	30,080,936	29,826,222
Amortization of debt issuance costs	802,280	1,019,953
Inventory impairment	5,557,481	1,084,247
Provision for doubtful accounts	54,939	618,786
Deferred income taxes	2,461,865	(7,815,572)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(21,535,624)	(8,936,950)
Inventory	3,420,729	7,717,316
Deposits, prepaid expenses, and other current assets	(2,848,692)	190,347
Deferred customer incentives and other assets	23,477	(3,580,770)
Advance vendor payments	(250,697)	341,797
Accounts payable	3,771,721	1,224,994
Income tax receivable	384	850,844
Accrued expenses	3,159,718	3,564,972
Deferred revenue	1,748,328	4,152,140
Lessee and customer purchase deposits	2,822,894	1,411,814
Other liabilities	686,957	850,898
Net cash provided by operating activities	45,455,834	59,246,487
Cash flows from investing activities:
Business acquisitions	(26,081,080)	(22,283,660)
Proceeds from sale of assets	2,115,441	75,297,892
Acquisition of aircraft and engines held for lease, including capitalized cost	(36,478,888)	(7,589,143)
Purchase of property and equipment	(1,648,618)	(1,235,182)
Net cash (used in) provided by investing activities	(62,093,145)	44,189,907
Cash flows from financing activities:
Repayments of 8% Senior Secured Notes	(5,512,054)	(5,069,941)
Proceeds from revolving credit facility	77,703,575	23,900,000
Repayments of revolving credit facility	(77,703,575)	(97,500,000)
Payments of debt issuance costs	—	(1,680,447)
Repayments of long-term secured debt	—	(3,432,837)
Net cash used in financing activities	(5,512,054)	(83,783,225)
Cash flows from discontinued operations:
Net cash provided by (used in) operating activities	18,050,201	(4,594,395)
Net cash used in financing activities	—	(1,225,937)
Net cash provided by (used in) discontinued operations	18,050,201	(5,820,332)
(Decrease) Increase in cash and cash equivalents	(4,099,164)	13,832,837
Cash, cash equivalents and restricted cash, beginning of year	21,604,166	7,771,329
Cash, cash equivalents, end of year	$17,505,002	$21,604,166
The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
NOTE A — DESCRIPTION OF THE BUSINESS
Organization
AerSale Corp. (the “Company”, “AerSale”, “us” or “we”) is a Delaware holding company that conducts business through its wholly owned subsidiaries. Effective November 25, 2019, the Company restated its certificate of incorporation to amend its name from AerSale Holdings, Inc. to AerSale Corp. AerSale, Inc. and its subsidiaries are the primary operating companies of AerSale Corp. The Company’s corporate headquarters are based in Miami, Florida, with additional offices, hangars, and warehouses located throughout the world.
Description of the Business
The Company is a worldwide provider of aftermarket commercial aircraft, engines, and their parts to airlines, leasing companies, manufacturers of original equipment, government and defense contractors, and repair and overhaul service providers. We focus on mid-life assets and monetize them through our Asset Management Solutions segment. Asset Management Solutions activities include monetization of the assets through leasing or sale of whole asset components, or through teardown activities in support of our Used Serviceable Material (“USM”) activities. Our monetizing services have been developed to maximize returns on mid-life Flight Equipment throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at their retirement. We do this by utilizing our deep market and technical knowledge in management of Flight Equipment sales, leasing and Maintenance, Repair, and Overhaul (“MRO”) activities. Beyond providing asset management services on our own flight equipment, we additionally provide asset management services to third-party clients complementing their infrastructure to optimize their flight equipment investments. While our offering to customers includes leasing of mid-life aircraft and engines, this service is offered in the context of a broader strategy to extract the maximum value from those assets. Frequently, we will offer a lease of an asset for the time period before its next scheduled overhaul (“green time”) on a short term or “spot” lease, with the intent of disassembling the asset at the conclusion of the lease. In turn, the vast majority of assets that we acquire are ultimately disassembled into parts once the remaining green time has been utilized.
The Company also operates six Federal Aviation Administration (“FAA”) Title 14 Code of Federal Regulations Part 145 Certified Repair Facilities (the MROs) located in Miami, Florida, Goodyear, Arizona, Memphis, Tennessee, as well as in Roswell and Albuquerque, New Mexico. These facilities provide the Company flexibility and control to quickly prepare Company aircraft, engines, and inventory for market, as their selective refurbishment is frequently required to meet customers’ unique demand. In addition to maintaining the Company’s fleet of aircraft, the MROs provide external customer support for maintaining their aircraft with general maintenance, preservation, lease return work, repair services, and long-term storage programs.
On November 28, 2018, the Company acquired a certified repair facility, Avborne Accessory Group, Inc., d/b/a Avborne Component Solutions (“Avborne”), a Delaware corporation located in Miami, Florida. The results of Avborne’s operations have been included in the consolidated financial statements since the acquisition date. Avborne is a certified FAA Part 145 Repair Station that provides aviation maintenance, repair and overhaul services to the Company, affiliates, and external customers. See Note U for further details.
On June 10, 2019, the Company acquired a USM distributor and certified repair facility, Qwest Air Parts, LLC (“Qwest”), a Florida limited liability company located in Memphis, Tennessee, for $26,081,000 in cash. The results of Qwest operations have been included in the condensed consolidated financial statements since the acquisition date. See Note T for further details.

On December 8, 2019, the Company entered into a definitive agreement to merge with Monocle Acquisition Corporation, a special purpose acquisition corporation. The planned merger is conditioned on certain events including SEC approval, Monacle Acquisition Corporation shareholder approval and the regulatory approval. Amounts incurred in relation to this transaction are presented in transaction costs in the Consolidated Statements of Operations.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. As discussed in more detail in Note S, the Company also consolidates variable interest entities when required under accounting principles generally accepted in the United States (“US GAAP”). All significant intercompany balances and transactions are eliminated upon consolidation.
Variable Interest Entities (“VIE”)
An entity is referred to as a VIE if it meets the criteria outlined in Accounting Standards Codification (“ASC”) Topic 810, Consolidation.
As explained in Note S, the Company determined that AerLine Holdings, Inc. (“AerLine”) was a VIE that the Company was required to consolidate. Effective August 31, 2018, the Company concluded AerLine ceased to meet the criteria for VIE consolidation under U.S. GAAP and therefore has deconsolidated the VIE. Prior to August 31, 2018, transactions between the Company and AerLine and its subsidiaries were eliminated upon consolidation.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash equivalents are held primarily in interest-bearing accounts.
Foreign Currency
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The primary economic environment in which the entities generate or expend cash is in U.S. dollars as evidenced by the cash flows in or out from revenues, operating expenses, investing, and financings. Only general office expenses and payroll transactions are denominated in local currency.
Accounts Receivable
Accounts receivable include amounts receivable from customers for aircraft and engine parts sales, aircraft and engine basic and supplemental rents, and aircraft services. Contingent rents, also referred to as supplemental rent, and consumption of consignment inventory related to aircraft and engine parts that were earned or consumed, but unbilled, are also included in accounts receivable and totaled $1,860,000 and $1,944,000 at December 31, 2019 and 2018, respectively.
The Company sells to a variety of customers worldwide. For certain transactions and customers not requiring payment in full prior to shipment of goods, the Company extends credit based on an evaluation of the customers’ financial condition. The Company monitors exposure to credit losses and maintains an allowance for doubtful accounts for estimated losses in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current market conditions, customers’ financial condition, amount of receivables in dispute, current receivables aging, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. A rollforward of the allowance for doubtful accounts is as follows:
	2019	2018
Balance at beginning of year	$1,528,000	$909,000
Provision	55,000	619,000
Write-offs	(38,000)	—
Balance at end of year	$1,545,000	$1,528,000
On June 9, 2014, an aircraft leased to Air Indus suffered significant damage as the result of a terrorist attack. At that time, the Company recorded an impairment to the asset of $2,500,000 to adjust the carrying amount to the estimated residual value of $1,085,000. An insurance claim was filed and the insurance company is negotiating the final settlement to the Company. The Company has recorded an insurance receivable of $2,500,000, offsetting the impairment loss, which has been recorded in accounts receivable. In accordance with U.S. GAAP, the probable amount of the insurance recovery, limited to the amount of the loss recognized, was recorded as the insurance receivable. The Company still believes that recovery of this insurance receivable is probable and is working with the insurer on settling the claim negotiating the final settlement to the Company.
Inventory
Inventory, which consists of complete aircraft and engines held for sale, as well as related parts, is valued at the lower of cost or market (“LCM”) value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific — identification method whereby total cost is the cost paid, including certain capitalizable asset acquisition costs, to acquire such assets as a whole.
Additionally, the Company purchases certain whole aircraft and engines to disassemble and supply its engine and airframe parts inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part’s allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as noncurrent inventory on the consolidated balance sheets.
The Company evaluates this ratio periodically, and if necessary, updates sales estimates and makes prospective adjustments to this ratio on a product line basis. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. The Company recorded an additional inventory reserve of $4,619,000 and $599,000 for the years ended December 31, 2019 and 2018, respectively, due to this LCM valuation, which is reflected as a component of cost of products in the consolidated statements of operations. Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of sales when associated parts are sold.
The Company periodically evaluates its complete aircraft and engines in inventory and flight equipment held for lease to determine if events or market circumstances indicate that the assets’ most likely disposition has changed. Should conditions prevail at the time of the Company’s consolidated balance sheets that would suggest a more likely use as an asset held for lease rather than sale or disassembly for parts inventory or vice versa, it will be reclassified at its then-current book value between inventory and flight equipment held for lease. This transaction is a noncash item and if it occurs, is reflected in the schedule of supplemental cash flows.

The carrying value of inventory is reviewed regularly, giving consideration to factors such as its physical condition, sales patterns, and expected future demand to estimate the amount necessary to write down its slow-moving, obsolete, or damaged inventory. Such inventory may be held for periods beyond one year. For the years ended December 31, 2019 and 2018, the Company recorded inventory scrap losses of $699,000 and $485,000 respectively, which is reflected as a component of cost of products in the accompanying consolidated statements of operations.
Flight Equipment Held for Lease
Flight equipment held for lease is stated at cost, less accumulated depreciation. Certain internal and external professional fees, major improvements, modifications, and maintenance incurred in connection with the acquisition of flight equipment that are required to get the flight equipment ready for initial service are capitalized and depreciated over the remaining life of the flight equipment, and are reported in the investing section of the consolidated statements of cash flows. Subsequent to placing flight equipment into service, the cost of maintenance and improvements to flight equipment is normally expensed unless the improvements materially increase the long-term value of the flight equipment or extend the useful life of the flight equipment. The capitalized cost is depreciated over the lesser of the remaining useful life of the flight equipment or the estimated useful life of the capitalized improvements. Aircraft airframe components are depreciated over the assets’ useful life using the straight-line method to the estimated residual value based on the total remaining life before disassembly or outright scrap metal value. Aircraft airframe useful lives range from 2 to 10 years. Engines are depreciated using the straight-line method to the estimated residual value based on the total life remaining before disassembly. To arrive at the total engine life remaining before disassembly, the remaining life of the engine’s life-limited parts, the estimated utilization, and condition, as well as the aircraft fleet supported by the engine model are considered. Upon completion of its estimated service life as a leased asset, flight equipment is reclassified to inventory at its carrying value. The Company discontinues the depreciation of flight equipment when it is held as inventory for ultimate parts sales. Differences between estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. The Company reviews residual values of aircraft and engines periodically based on knowledge of current residual values and residual value trends to determine if they are appropriate and records adjustments as necessary. Cash flows related to the purchase and sale of flight equipment are presented as operating activities when the predominant source of cash flows related to the asset is from the ultimate parts sales of the assets. If the predominant source of cash flows related to the asset is expected to be from leasing of the asset, the cash flows are presented as investing activities.
Property and Equipment
Property and equipment are recorded at cost. Depreciation is recognized over the estimated useful lives of the respective assets on a straight-line basis, ranging from 3 to 15 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the respective leases and the estimated useful lives of the respective assets. Property and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance expenditures are expensed as incurred, unless such expenses extend the useful life of the asset, in which case they are capitalized.
Goodwill
In accordance with ASC 350, “Intangibles — Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.
For purposes of reviewing impairment and the recoverability of goodwill, we must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.

Based on a qualitative assessment performed, we concluded that goodwill was not impaired as of December 31, 2019.
Customer Relationships and Other Intangible Assets
Intangibles arising from business combinations, including customer relationships and FAA certificates are initially recorded at fair market value. Customer relationships are amortized over ten years and favorable leases are amortized over the remaining term of the lease. Straight-line amortization is utilized. Where there are no legal, regulatory, contractual, or other factors that would reasonably limit the useful life of an intangible assets, that asset is classified as indefinite lived and such intangible assets are not amortized.
Other long-lived intangible assets with indefinite lives are assessed for impairment annually, or more frequently when events or circumstances indicate there may be an impairment. These assets are carried at the estimated fair value at the time of acquisition.
The Company annually reviews the estimated lives and methods used to amortize other intangible assets. The actual amounts of amortization expense may differ materially from our estimates, depending on the results of our annual review.
Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events and circumstances include, but are not limited to, prolonged industry downturns, a significant decline in the Company’s market value, and significant reductions in the Company’s projected cash flows.
If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.
Revenue Recognition
Products — Used Serviceable Material Sales (“USM”)
Revenues from sales of USM are measured based on consideration specified in a contract with a customer, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, and the buyer is responsible for any loss in transit, and the Company has a legal right to payment for the spare parts once shipped. We generally sell our USM products under standard 30-day payment terms, subject to certain exceptions. Customers neither have the right to return products nor do they have the right to extended financing. The Company has determined that physical acceptance of the spare parts to be a formality in accordance with ASC 606 — Revenue from Contracts with Customers (“ASC 606”).
Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and, as a result, all of the transaction price is allocated to that performance obligation. The Company has determined that it is appropriate to recognize spare parts sales at a point in time (i.e., the date the parts are shipped) in accordance with ASC 606. Additionally, there is no impact to the timing and amounts of revenue recognized for spare parts sales related to the implementation of ASC 606.

Products — Whole Asset Sales
Revenues from whole asset sales are measured based on consideration specified in the contract with the customer. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, condition of the whole asset, bill of sale, and the assignment of rights and warranties from the Company to the customer. The Company believes the whole asset holds standalone value to the customer as it is not dependent on any other services for functionality purposes and therefore is distinct within the context of the contract and as described in ASC 606-10. Accordingly, the Company has identified the transfer of the whole asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of whole assets) and is explicitly stated in each contract. Whole asset sales revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer is the date the customer obtains control over the asset and would cause the revenue recognition. Payment is required in full upon customer’s acceptance of the whole asset on the date of the transfer. As such, there is no impact to the timing and amounts of revenue recognized for whole asset sales related to the implementation of ASC 606.
Leasing Revenues
The Company leases flight equipment under operating leases that contain monthly base rent and reports rental income straight line over the life of the lease as it is earned. Additionally, the Company’s leases provide for supplemental rent, which is calculated based on actual hours or cycles of utilization and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, the Company records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of the Company’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where the Company is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will be discontinued when outstanding balances are beyond the customers’ deposits held. Flight equipment leases are billed in accordance with the lease agreement and invoices are due upon receipt.
Service Revenues
Service revenues are recognized as performance obligations are fulfilled and the benefits are transferred to the customer. At contract inception, we evaluate if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In some cases, our service contract with the customer is considered one performance obligation as it includes factors such as the good or service being provided is significantly integrated with other promises in the contract, the service provided significantly modifies or customizes the other good or service or the goods or services are highly interdependent or interrelated with each other. If the contract has more than one performance obligation, the Company determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on their relative standalone selling prices.
The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Some contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract but limited to the amount that is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.
For most service contracts, our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers. We receive payments from our customers based on billing schedules or other terms as written in our contracts.

For our performance obligations that are satisfied over time, we measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results. Under most of our Maintenance, Repair and Overhaul (“MRO”) contracts, if the contract is terminated for convenience, we are entitled to payment for items delivered and fair compensation for work performed, the costs of settling and paying other claims, and a reasonable profit on the costs incurred or committed.
Changes in estimates and assumptions related to our arrangements accounted for using the input method based on labor hours are recorded using the cumulative catchup method of accounting. These changes are primarily adjustments to the estimated profitability for our long term programs where we provide MRO services.
We have elected to use certain practical expedients permitted under ASC 606. Shipping and handling fees and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales in our condensed consolidated statements of operations, and are not considered a performance obligation to our customers. Our reported sales on our condensed consolidated statements of operations are net of any sales or related non income taxes. We also utilize the “as invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value we are providing to the customer.
Maintenance and Repair Costs
The cost of maintenance, repairs, and re-leasing of flight equipment that does not extend the useful life of flight equipment is expensed as incurred. Costs incurred for planned major maintenance activities that materially increase the long-term value of the flight equipment or extend the useful life of the flight equipment are capitalized and depreciated over the lesser of the remaining useful life of the flight equipment or the estimated useful life of the capitalized improvements.
Pursuant to certain of the Company’s aircraft leases, the lessee is responsible for performing required maintenance and repairs in the leased asset, and is required to make monthly maintenance reserve payments to the Company, in arrears following the usage month. Upon the lessee’s presentation of invoices evidencing the completion of qualifying maintenance, the Company will reimburse the lessee for the cost of the maintenance, up to the amount of the maintenance reserve payments that have been received by the Company. Unless otherwise provided in the contract, the Company records such maintenance reserve payments paid by the lessees as maintenance deposit payment liabilities in the accompanying consolidated balance sheets to record the Company’s contractual commitment to reimburse such qualifying maintenance. Reimbursements to the lessees upon receipt of evidence for qualifying maintenance work are charged against the existing maintenance deposit payment liabilities.
For other lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow the Company to directly manage the occurrence, timing, and associated cost of qualifying maintenance work on the flight equipment, maintenance reserve payments collected during the lease are recognized as lease revenue in the period earned.
Any amounts of maintenance reserve payments remaining at the end of a lease contract are recognized as lease revenue or applied against outstanding accounts receivable at lease termination.
AerLine recognized expense for maintenance and repairs as incurred. AerLine recognized $4,276,000 for the year ended December 31, 2018, in maintenance and repair cost, which is included in discontinued operations in the consolidated statements of operations.

AerLine defers maintenance costs that materially increase the long-term value of the flight equipment or extend the useful life. Deferred maintenance costs are amortized over the lower of 18 months or the remaining life of the lease. As of December 31, 2018, deferred maintenance cost has been fully amortized. Amortization expense of deferred maintenance costs for the year ended December 31, 2018 amounted to $3,753,000. The amortization expense is included in discontinued operations in the consolidated statements of operations for the year ended December 31, 2018.
Sales Taxes
The Company’s policy is to present taxes collected from customers and remitted to governmental authorities on a net basis. The Company records the amounts collected as a current liability and relieves such liability upon remittance to the taxing authority without impacting revenue or expenses.
Earnings Per Share
Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the Company’s common shareholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and is calculated using the treasury stock method for stock options and unvested shares. There are no common equivalent shares for the years presented. The computation of basic and diluted earnings per share are impacted by accrued undeclared dividends for preferred stockholders.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The Company records interest and penalties related to unrecognized tax benefits in the income tax provision. The VIE was not included in the consolidated tax return of the Company. See Note L for more information about income taxes.
Reclassification
Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no impact on net income from continuing operations or cash flows from operations.
New Accounting Pronouncements Adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which provides guidance for revenue recognition. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, and most industry specific guidance. This ASU does not apply to revenues from leasing activity, which will fall under ASU 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”, noted below. We adopted this ASU on January 1, 2019 using the modified retrospective method. Refer to Note D for the impact of this change.

New Accounting Pronouncements Not Yet Adopted
In February 2016, FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”, which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” Topic 842 will be effective for the Company in the first quarter of 2021 on a modified retrospective basis and early adoption is permitted. We plan to adopt Topic 842 in the first quarter of 2021. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Topic 326 will become effective for the Company beginning January 1, 2023, with early adoption permitted, on a modified retrospective approach. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
NOTE C — SIGNIFICANT RISKS AND UNCERTAINTIES
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include the useful lives of property and equipment, useful lives and residual values of flight equipment held for lease, allowances for doubtful accounts and sales returns, the income tax provision, impairment of long-lived assets, valuation of inventory, valuation and useful lives of intangibles, goodwill and contingencies.
Risks and Uncertainties
The Company is impacted by the general economic conditions of the commercial aviation industry. A decrease in passenger and/or air cargo traffic worldwide could result in strains on the Company’s lessees and cause them to default under their leases with the Company, which could negatively impact cash flows and results of operations. The value of flight equipment held for operating leases is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward impact on lease rentals and residual values and may require impairments to be taken on such assets. Additionally, impairment charges may be required to reduce the carrying value of inventory.
The nature of the Company’s business is capital intensive and demands significant capital requirements. To meet the Company’s current purchase commitments and future aircraft and engine acquisitions, the Company may need to (i) access committed debt facilities, and/or (ii) secure additional financing, and/or (iii) use existing available cash balances.
The Company is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the FAA may significantly affect industry operations.

The Company conducts business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, the Company is subject to a variety of risks such as civil strife, political risk, import and export regulations, compliance with foreign laws, treaties, regulations, uncertainties arising from foreign local business practices, cultural considerations, restriction on fund transfers, and exposure to U.S. Foreign Corrupt Practices Act and other anti-bribery laws.
The Company periodically reviews the carrying values of trade receivables, inventory, long-lived assets, the recoverable value of deferred tax assets, and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to credit risk principally consist of cash and cash equivalents and trade receivables.
During the year ended December 31, 2019, one customer accounted for 17% of total revenue, which was collected during the year. At December 31, 2018, one customer accounted for 10% of trade receivables, which was collected. During the year ended December 31, 2018, one customer accounted for 18% of total revenue. This revenue related to a nonrecurring transaction.
Cash
The Company maintains cash, cash equivalents and restricted cash with high-quality financial institutions, which at times exceed the Federal Deposit Insurance Corporation insurance limits. While the Company monitors daily the cash balances in its operating accounts and adjusts the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which the Company deposits fails or is subject to other adverse conditions in the financial or credit markets. To date, the Company has experienced no loss or lack of access to its invested cash or cash equivalents; however, no assurance can be provided that access to invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.
NOTE D — Revenue
We adopted ASC 606 on January 1, 2019 using the modified retrospective method. Under that approach, prior periods were not restated and continue to be reported under the accounting standards in effect during those periods. We elected to use the practical expedient allowing for the application of ASC 606 only to contracts that were not completed as of January 1, 2019 and the portfolio approach was used to assess the impact of ASC 606 on contracts with similar characteristics. We recognized the cumulative effect of initially applying ASC 606 as an increase of $716,433 to the opening balance of retained earnings as of January 1, 2019.
The impact of the adoption of ASC 606 on our condensed consolidated balance sheet was as follows:
	As of December 31, 2018	ASC 606 Adjustment	As of January 1, 2019
Inventory	$55,644,000	$(10,535,000)	$45,109,000
Contract assets	—	11,482,000	11,482,000
Deferred tax liability	—	(231,000)	(231,000)
Retained earnings	$34,549,000	$716,000	$35,265,000
The adoption of ASC 606 primarily impacted the Company in the recognition of revenue from aircraft MRO services whereby the Company has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. These contracts transitioned to an over time revenue recognition model as of January 1, 2019 compared to our prior policy of recognizing revenue at the time completion task was completed. The impact of this change as of January 1, 2019 resulted in the elimination of certain inventory amounts and the establishment of a contract asset reflecting the over time revenue recognition treatment.
The timing of revenue recognition, customer billings, and cash collections results in a contract asset or contract liability at the end of each reporting period. Contract assets consist of unbilled receivables or costs incurred where revenue recognized over time exceeds the amounts billed to customers. Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to the satisfaction of our performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied. Contract assets and contract liabilities are determined on a contract by contract basis.
The contract assets are as follows:
	December 31, 2019	January 1,2019	Change
Contract assets	$7,549,000	$11,482,000	$(3,933,000)
Contract assets are reported within accounts receivable on our consolidated balance sheet. Changes in contract assets primarily results from the timing difference between our performance of services. Contract liabilities are report as deferred revenue on our consolidated balance sheet. For the year ended December 31, 2019, we recognized as revenue the entire opening balance of our contract liabilities in the amount of $5,300,000 as the timing between customer payments and our performance of the services is a short period of time and generally no longer than six months.
The impact of the ASC 606 adoption on our consolidated statement of operations for the year ended December 31, 2019 was as follows:
	Revenue under ASC 606	ASC 606 Adjustment	Balances Excluding ASC 606
Revenues	$304,201,000	$(3,557,000)	$300,644,000
Cost of sales and operating expenses	$280,005,000	$(3,343,000)	$276,662,000
Excluding the ASC 606 adjustments from our reported results for the year ended December 31, 2019, our consolidated statement of cash flows would include the changes of asset and liability accounts described above, with no impact on our net cash used in operating activities.
Disaggregation of Revenue
The Company reports revenue by segment. The following tables present revenue by segment, as well as a reconciliation to total revenue for the years ended December 31, 2019 and 2018:
	2019
	Asset Management Solutions	TechOps	Total Revenues
USM	$87,442,000	$5,489,000	$92,931,000
Whole Asset Sales	70,136,000	—	70,136,000
Engineered Solutions	—	7,499,000	7,499,000
Total Products	157,578,000	12,988,000	170,566,000
Leasing	64,246,000	—	64,246,000
Services	—	69,389,000	69,389,000
Total Revenues	$221,824,000	$82,377,000	$304,201,000

	2018
	Asset Management Solutions	TechOps	Total Revenues
USM	$81,760,000	$4,516,000	$86,276,000
Whole Asset Sales	90,039,000	—	90,039,000
Engineered Solutions	—	2,265,000	2,265,000
Total Products	171,799,000	6,781,000	178,580,000
Leasing	73,373,000	—	73,373,000
Services	—	38,779,000	38,779,000
Total Revenues	$245,172,000	$45,560,000	$290,732,000
NOTE E — INVENTORY
Inventories at December 31 consisted of the following:
	2019	2018
Used serviceable materials	$65,335,000	$69,278,000
Work-in-process	16,832,000	15,643,000
Whole assets	12,795,000	14,271,000
	$94,962,000	$99,192,000
NOTE F — INTANGIBLE ASSETS
In accordance with ASC 350, “Intangibles — Goodwill and Other”, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. We review and evaluate our goodwill and indefinite life intangible assets for potential impairment at a minimum annually or more frequently if circumstances indicate that impairment is possible.
We determined the fair value of assets acquired and liabilities assumed using a variety of methods. An income approach based on discounted cash flows was used to determine the values of our trademarks, certifications, customer relationships and FAA certificates. The assumptions we used to estimate the fair value of our reporting units are based on historical performance, as well as forecasts used in our current business plan and require considerable management judgment.
The Company’s goodwill and intangible assets as defined by ASC 350 was related to our subsidiaries, AerSale Component Solutions (ACS) and Avborne Component Solutions, which is included in the TechOps segment, and the newly acquired Qwest Air Parts, which is included under the Asset Management Solutions segment. Goodwill and other intangibles as of December 31, 2019 and December 31, 2018 are:
	2019	2018
Qwest Air Parts:
Certifications	$724,000	$—
Goodwill	13,402,000	—
ACS:
Certifications	710,000	710,000
Goodwill	379,000	379,000
Avborne:
Trademarks	600,000	600,000
FAA certificates	7,300,000	7,300,000
Goodwill	63,000	63,000
Total intangible assets with indefinite lives	$23,178,000	$9,052,000

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with definite lives as of December 31, 2019 and 2018 are as follows:
	Useful Life In Years	December 31
		2019	2018
Qwest:
Customer relationships	10	$9,058,000	$—
ACS:
Customer relationships	10	110,000	135,000
Avborne:
Customer relationships	10	1,873,000	2,100,000
Total intangible assets with definite lives		$11,041,000	$2,235,000
Total amortization expense amounted to $794,000 and $97,000 for the years ended December 31, 2019 and 2018, respectively. The estimated aggregate amount of amortization expense for intangible assets in each fiscal year from 2020 through 2029 is $1,200,000, respectively. Accumulated amortization amounted to $859,000 and $65,000 as of December 31, 2019 and December 31, 2018, respectively. Goodwill activity for the years ended December 31, 2019 and 2018 consisted of the following:
	Asset Management Solutions	TechOps	Total
Goodwill as of December 31, 2017	$—	$379,000	$379,000
Additions	—	63,000	63,000
Goodwill as of December 31, 2018	—	442,000	442,000
Additions	13,402,000	—	13,402,000
	$13,402,000	$442,000	$13,844,000
Other intangible assets are reviewed at least annually or more frequently if any event or change in circumstance indicates that an impairment may have occurred.
NOTE G — PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of the following:
	Useful Life In Years	December 31
		2019	2018
Tooling and equipment	7 – 15	$11,744,000	$10,422,000
Furniture and other equipment	5	6,670,000	6,187,000
Computer software	5	2,755,000	2,317,000
Leasehold improvements	3 – 6	2,337,000	2,422,000
Equipment under capital lease	5	431,000	734,000
		23,937,000	22,082,000
Less accumulated depreciation		(16,475,000)	(14,613,000)
		$7,462,000	$7,469,000
Depreciation expense amounted to $2,223,000 and $2,121,000 for the years ended December 31, 2019 and 2018, respectively.
Effective August 31, 2018, property and equipment of AerLine was deconsolidated (see Note S for further details). AerLine depreciation expense amounted to $41,000 for the year ended December 31, 2018, and is included in discontinued operations in the accompanying consolidated statement of operations.

NOTE H — AIRCRAFT AND ENGINES HELD FOR LEASE AND LEASE RENTAL
REVENUES
Aircraft and engines held for operating leases, net, consists of the following:
	2019	2018
Aircraft and engines held for operating leases	$246,883,000	$222,897,000
Less accumulated depreciation	(134,987,000)	(116,840,000)
	$111,896,000	$106,057,000
Depreciation expense related to assets leased to AerLine amounted to $1,659,000 for the year ended December 31, 2018 and is included in discontinued operations in the consolidated statement of operations.
Total depreciation expense, excluding amounts for assets leased to AerLine, amounted to $27,064,000 and $27,609,000 for the years ended December 31, 2019 and 2018, respectively, and is included in cost of leasing in the consolidated statement of operations.
Contingent rental fees recognized as revenues related to supplemental rent were $21,550,000 and $29,186,000 for the years ended December 31, 2019 and 2018, respectively.
The Company’s current operating lease agreements for flight equipment on lease expire over the next month to four years. The amounts in the following table are based upon the assumption that flight equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements. Minimum future annual lease rentals contracted to be received under existing operating leases of flight equipment at December 31, 2019 were as follows:
2020	$40,993,000
2021	19,904,000
2022	11,879,000
2023	3,133,000
$75,909,000
NOTE I — FAIR VALUE MEASUREMENTS
Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:
•
Level 1:   Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•
Level 2:   Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.

•
Level 3:   Unobservable inputs for which there is little or no market data and which require the Company to develop our own assumptions about how market participants price the asset or liability. The valuation techniques that may be used to measure fair value are as follows:

•
Market approach — Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•
Income approach — Uses valuation techniques to convert future amounts to a single present amount based on current market expectation about those future amounts.

•
Cost approach — Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The Company would measure the fair value of certain assets and liabilities on a nonrecurring basis, when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include intangible assets acquired in business combinations.
The Company’s financial instruments, other than cash, consist principally of accounts receivable and accounts payable. The fair value of such approximates the carrying value of these financial instruments because of their short-term nature. Borrowings under the Revolving Credit Facility approximate fair value due to the variable interest rate on the facility and the recent amendment during the year.
The estimated fair values of the Company’s borrowings, excluding the Revolving Credit Facility (Note K), as of December 31, 2019 are as follows:
	Carrying Amount	Fair Value
$35.0 million senior secured notes	$3,424,273	$3,792,768
The estimated fair values of the Company’s borrowings, excluding the Revolving Credit Facility, as of December 31, 2018 are as follows:
	Carrying Amount	Fair Value
$35.0 million senior secured notes	$8,936,000	$9,305,000
The Company’s senior secured notes and borrowings under the Revolving Credit Facility are carried at historical cost and adjusted for principal payments. The respective fair values of these financial instruments are based on discounted cash flows using market-based credit spreads to establish a discount rate. The Company believes the valuation techniques applied reflect the assumptions that market participants would use in the principal or most advantageous market for issuance of the asset and liability with the same contractual terms. The senior secured notes are classified within Level 3 of the fair value hierarchy.
NOTE J — ACCRUED EXPENSES
The following is a summary of the components of accrued expenses as of:
	2019	2018
Accrued compensation and related benefits	$5,638,000	$4,218,000
Accrued legal fees	325,000	348,000
Commission fee accrual	363,000	318,000
Accrued federal, state and local taxes and fees	84,000	41,000
Other	1,082,000	551,000
	$7,492,000	$5,476,000

NOTE K — FINANCING ARRANGEMENTS
Outstanding debt obligations as of December 31, 2019 and 2018 consist of the following:
	2019	2018
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility LIBOR plus margin, interest payable monthly, maturity at July 20, 2021	$—	$—
$35.0 million Senior Secured Notes, interest payable with principal monthly, maturity at August 19, 2020 net of debt issuance costs of $72,000 and $209,000 as of December 31, 2019 and 2018, respectively	3,352,000	8,727,000
Total	3,352,000	8,727,000
Less current portion	(3,352,000)	(5,512,000)
Total long-term portion	$—	$3,215,000
The aggregate maturities of debt for each of the five years subsequent to December 31, 2019 is $3,424,000 in 2020.
At December 31, 2019 and 2018, total unamortized debt issuance costs were $1,107,000 and $1,889,000, respectively. Included in deferred financing costs, net, is $ 1,035,000 and $1,680,000 unamortized deferred financing costs related to the Wells Fargo Senior Secured Revolving Credit Facility as of December 31, 2019 and 2018, respectively. Included as a direct reduction to the corresponding long-term debt is unamortized deferred financing costs of $72,000 and $209,000 as of December 31, 2019 and 2018, respectively. Amortized debt issuance costs is recorded in interest expense through maturity of the related debt using the straight-line method, which approximates the effective interest method. Amortization expense for the years ended December 31, 2019 and 2018 was $803,000 and $1,020,000, respectively.
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility
On April 11, 2011, AerSale, Inc. and other subsidiary borrowers signatory (collectively, “the Borrowers”) entered into a secured credit agreement (“Revolving Credit Agreement”) with Wells Fargo Bank, N.A. as administrative agent and lender, and the other lenders signatory thereto from time to time (collectively, “the Lenders”).
On January 31, 2012, the Revolving Credit Agreement was amended (“the First Amendment”) to include additional banks in the syndication group with JPMorgan Chase Bank N.A. as syndication agent and to, among other things, (i) increase the commitment of the Lenders to $220.0 million, (ii) extend, subject to certain conditions, the maturity date to January 31, 2015, and (iii) maintain the expansion option, which permits the Borrowers, subject to certain conditions including the consent of the Lenders, to increase the maximum borrowing up to $300.0 million.
On December 20, 2013, the Revolving Credit Agreement was amended (“the Second Amendment”) to (i) increase the commitment of the Lenders to $270.0 million, (ii) extend, subject to certain conditions, the maturity date to December 20, 2018, and (iii) maintain the expansion option, which permits the Borrowers, subject to certain conditions including the consent of the Lenders, to increase the maximum borrowing up to $300.0 million.
On December 15, 2016, the Revolving Credit Agreement was amended (“the Fourth Amendment”) to, among other things, (i) limit the amount of available collateral related to assets leased to the AerLine to $65,000,000, (ii) require additional financial information from AerLine to be provided periodically, and (iii) limit AerLine advances to $18,000,000.
On July 20, 2018, the Revolving Credit Agreement was restated and amended (“Amended and Restated Credit Agreement”) (“the Fifth Amendment”) to, among other things, provide a $110.0 million aggregate amount of revolver commitments subject to borrowing base limitations and extend, subject to certain conditions, the maturity date to July 20, 2021.

The Amended and Restated Credit Agreement includes a $10 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Amended and Restated Credit Agreement. Extensions of credit under the Amended and Restated Credit Agreement are available for working capital and general corporate purposes. The commitments under the Amended and Restated Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Amended and Restated Credit Agreement will be due and payable.
As of December 31, 2019, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $94.3 million of availability.
As of December 31, 2018, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $104.0 million of availability
The obligations of the Borrowers under the Amended and Restated Credit Agreement are guaranteed by the Company, and other subsidiaries of AerSale, Inc. may be designated as borrowers on a joint and several basis. Such obligations are also secured by substantially all of the assets of the Company.
The interest rate applicable to loans outstanding on the Amended and Restated Credit Agreement is a floating rate of interest per annum of LIBOR plus a margin of 3.5%. The interest rate as of December 31, 2019 and 2018 was 7.25% and 8.0%, respectively. In addition, a commitment fee applies to the unused portion of the commitments under the Amended and Restated Credit Agreement.
The Borrowers’ ability to borrow on the Amended and Restated Credit Agreement is subject to ongoing compliance by the Company and the Borrowers with various customary affirmative and negative covenants. The Amended and Restated Credit Agreement requires the Company and Borrowers to meet certain financial and nonfinancial covenants. The Company was in compliance with these covenants as of December 31, 2019.
Interest expense on the Amended and Restated Credit Facility amounted to $1,389,000 and $703,000 for the years ended December 31, 2019 and 2018, respectively.
$35.0 million Senior Secured Notes
On September 20, 2012, Gables MSN 26343 Limited and AerSale Aviation Limited (collectively, “the Borrowers”), wholly owned subsidiaries of the Company, completed a $35.0 million private placement at par of senior secured notes that mature on August 19, 2020 (“Senior Secured Notes”). The Senior Secured Notes bear interest at a fixed rate per annum of 8%. Principal and interest on the Senior Secured Notes is payable monthly in arrears on the 19th day of each succeeding month, commencing on October 19, 2012.
The Senior Secured Notes may be redeemed by Gables MSN 26343 Limited at any time upon not less than 5 days’ notice at a redemption price equal to 100% of the outstanding principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, plus the applicable prepayment fee based on the amount of time elapsed since the anniversary date of the indenture.
The Senior Secured Notes are unconditionally and irrevocably guaranteed by AerSale334 Aviation Limited. The Senior Secured Notes are also collateralized by a first priority mortgage and security interest in a Boeing Model 747-400BDSF aircraft owned by Gables MSN 26343 Limited and a collateral assignment of a lease associated with such aircraft. The indenture governing the Senior Secured Notes contains nonfinancial covenants that must be met.
Interest expense on the Senior Secured Notes amounted to $516,000 and $938,000 for the years ended December 31, 2019 and 2018, respectively.

$25.0 million Key Bank Loan Agreement
On April 24, 2015, a subsidiary of the Company entered into a $25 million loan agreement with Key Bank National Association N.A. (“Key Bank Loan”) as administrative agent and lender, and the other lenders signatory thereto from time to time. The Key Bank Loan covered two Boeing 747 aircraft and five spare engines and are secured by those assets (such assets are excluded from the Wells Fargo Senior Secured Revolving Credit Facility) which are on lease to a lessee in Spain. Additionally, the Key Bank Loan is guaranteed by the Company.
Borrowings under this loan can be made up to the defined percentage of the current market value of the assets. The term of the loan is the expiration of the current leases or lease extensions with the same or better rental rates with provisions for possible remarketing of the assets after lease expiration. One aircraft lease expired in January 2019. The other aircraft and all the engine leases expired on May 2015, November 2016, and December 2016 and have been removed from the borrowing base of this loan.
The interest rate on the Key Bank Loan is LIBOR plus a margin of 3.5% or prime plus a margin of 2.5%, for any period for which a LIBOR rate is not available until a LIBOR rate is available. Principal and interest payments are due quarterly, with principal payments calculated at 5.106% of the original amount of each borrowing. Interest expense amounted to $0 and $72,000 for the years ended December 31, 2019 and 2018, respectively. Effective August 30, 2018, the Company paid all outstanding balances due on this note. Interest rate as of August 30, 2018 was 5.5%.
NOTE L — INCOME TAXES
Income tax expense (benefit), including tax of $0 from discontinued operations, consists of:
	Current	Deferred	Total
Year ended December 31, 2019:
U.S. federal	$529,000	$1,339,000	$1,868,000
U.S. state	1,170,000	(541,000)	629,000
Foreign	3,000	1,664,000	1,667,000
Total income tax expense (benefit)	$1,702,000	$2,462,000	$4,164,000

	Current	Deferred	Total
Year ended December 31, 2018:
U.S. federal	$2,516,000	$(6,882,000)	$(4,366,000)
U.S. state	391,000	(496,000)	(105,000)
Foreign	1,682,000	(438,000)	1,244,000
Total income tax expense (benefit)	$4,589,000	$(7,816,000)	$(3,227,000)
Tax Rate Reconciliation
The provision for income taxes on pre-tax incon differs from the amount computed by applying the U.S. federal statutory income tax rate of 21.0% for the years ended December 31, 2019 and 2018 due to the following:
	2019	2018
Provision for income tax at the federal statutory rate	$4,130,000	$4,935,000
State taxes	678,000	(59,000)
Permanent differences	48,000	(4,260,000)
Foreign taxes	(222,000)	145,000
Change in valuation allowance	—	(3,922,000)
Other	(470,000)	(66,000)
Total income tax expense (benefit)	$4,164,000	$(3,227,000)

Significant Components of Deferred Taxes
Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2018 are as follows:
	2019	2018
Deferred tax assets:
Net operating losses	$432,000	$408,000
Foreign tax credit carryforwards	2,555,000	4,162,000
Inventory basis differences	5,333,000	5,125,000
Deferred rent	76,000	119,000
Maintenance deposit payments	943,000	635,000
Deferred revenue	1,873,000	821,000
Allowance for doubtful accounts	391,000	365,000
Transaction costs	523,000	—
Intangible assets	807,000	3,716,000
Accrued expenses	1,232,000	869,000
Other	153,000	31,000
Total deferred tax assets	14,318,000	16,251,000
Deferred tax liabilities:
Fixed assets	(8,320,000)	(5,169,000)
Section 481(a) adjustments	(633,000)	(164,000)
Deferred insurance proceeds	(611,000)	(585,000)
Total deferred tax liabilities	(9,564,000)	(5,918,000)
Deferred income taxes, net	$4,754,000	$10,333,000
If it is more likely than not that the Company will not recover its deferred tax assets, the Company will increase its provision for taxes by recording a valuation allowance against the deferred tax assets that management estimates will not ultimately be recoverable. After considering all of the evidence, both positive and negative, it was determined more likely than not that the Company’s net deferred tax asset in the U.S. jurisdiction will be realizable as of December 31, 2019. The negative evidence considered consisted of the Company’s net losses incurred in the year ended December 31, 2017. The positive evidence considered included the Company’s three-year cumulative income position as of December 31, 2019, improved financial performance and turn to profitability in 2018. Additional positive evidence evaluated included projections of future taxable income and reversals of deferred tax liabilities. The Company gives more weight to items that are objectively verifiable (such as three years of cumulative income) than to items that are more subjective (such as projections of future taxable income). In offsetting negative evidence, the Company gives more weight to projections of future taxable income when those projections have been met in recent periods. Accordingly, the Company concluded at December 31, 2019 that the positive evidence outweighed the negative evidence and that it was more likely than not that the Company would utilize its U.S. net deferred tax asset. The change in valuation allowance in 2018 was a decrease of $13,697,000, which represents a reduction in the Company’s valuation allowance of $3,922,000 (related to the realizability of the Company’s deferred tax assets) and a reduction of $9,775,000 due to the deconsolidation of AerLine.
At December 31, 2019 and December 31, 2018, the Company had net operating losses available for carry-forward for Federal income tax purposes of approximately $0.6 million and $0.9 million, respectively. These net operating loss carryforwards will expire on various dates through 2034. Utilization of the net operating loss carryforwards as of December 31, 2019 are subject to annual limitation under Sec. 382 of the Internal Revenue Code. A deferred tax asset has been recorded only for those carryforwards that the Company expects to utilize prior to expiration.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in Ireland. Tax years beginning in 2016 through 2019 are open for examination by the U.S. Internal Revenue Service and tax years beginning in 2015 through 2019 are open for examination by various state taxing jurisdictions in which the Company is subject to tax. Tax years beginning in 2015 through 2019 are open for examination by the Irish taxing authorities.
ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition. As of December 31, 2019 and 2018, there was no reserve for uncertain tax positions.
NOTE M — EARNINGS PER SHARE
The computation of basic and diluted earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during each period. The computation of basic and diluted earnings per share are impacted by dividends for preferred stockholders.
The following table provides a reconciliation of the computation for basic earnings per share for the years ended December 31:
	2019	2018
Income from continuing operations	$15,499,138	$26,725,449
Income from discontinued operations	—	21,260,340
Net income	15,499,138	47,985,789
Income attributable to noncontrolling interest	—	39,132,578
Income attributable to AerSale Corp.	15,499,138	8,853,211
Dividends attributable to preferred stockholders	(34,632,836)	(33,577,536)
Loss attributable to common shareholders for EPS	$(19,133,698)	$(24,724,325)
Weighted-average number of shares outstanding – basic & diluted	50,000	50,000
Loss per share – basic and diluted:
Loss per share from continuing operations	$(383)	$(137)
Loss per share from discontinued operations and noncontrolling interest	—	(357)
Loss per share	$(383)	$(494)
NOTE N — STOCKHOLDERS’ EQUITY
8.65% Cumulative Preferred Shares
The preferred stock was issued at a purchase price of $1,000 per share and ranks senior to common stock. The preferred stock has an initial liquidation preference equal to its $1,000 per share purchase price, and accrues dividends at an annual rate of 8.65%. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of the preferred stock will be entitled to receive, out of assets available for distribution to our stockholders and before any distribution of assets to our common stockholders, an amount equal to the then-current liquidation preference, which includes accrued and unpaid dividends. For the years ended December 31, 2019 and 2018, accrued dividends were $ 34,633,000 and $33,578,000, respectively. Effective October 31, 2019, all holders of the issued and outstanding 8.65% cumulative preferred shares agreed to waive $150,248,000 of liquidation preference. Through December 31, 2019 and 2018, cumulative, the aggregate liquidation preference was $293,775,000 and $409,390,000, respectively. When dividends are declared by the Company’s board of directors, such dividends will be accrued and charged to retained earnings, if any, or additional paid-in capital.

Common Stock
Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.
Stock Appreciation Rights
The Company granted stock appreciation rights to certain of its executives. These awards entitle the holders to compensation in the Company’s stock from the date of grant to when the award is exercised. The awards are only exercisable upon a change in control and subject to the holder’s continuing employment. The awards are not currently exercisable. The Company’s accounting policy is to reflect compensation expense when a change in control is deemed probable based on the grant date fair value of the award. Fair value will be determined using the Black Scholes options pricing model.
NOTE O — BUSINESS SEGMENTS
Consistent with how our chief operating decision maker (Executive Chairman and Chief Executive Officer) evaluates performance and utilizes gross profit as a profitability measure, we report our activities in two business segments:
•
Asset Management Solutions — comprised of activities to extract value from strategic asset acquisitions through leasing, trading, or disassembling for product sales

•
Tech Ops — comprised of maintenance, repair and overhaul (“MRO”) activities; and product sales of internally developed engineered solutions and other serviceable products.

The Asset Management Solutions segment provides short-term and long-term leasing solutions of aircraft and jet engines to passenger and cargo operators with activities in Eurasia and South America. Assets considered to be at or near the end of their useful lives, as supplied by our leasing portfolio or acquisitions, are analyzed for return maximization to assess whether they will be traded as whole assets or disassembled and sold as individual spare parts and components.
The Tech Ops segment consists of aftermarket support and services businesses that provide maintenance support for aircraft and aircraft components, and sale of engineered solutions. Our MRO business also engages in longer term projects such as aircraft modifications, cargo conversions of wide-body aircraft, and aircraft storage. The segment also includes MRO of landing gear, thrust reversers, and other components. Cost of sales consists principally of the cost of product, direct labor, and overhead. Our engineered solutions revenues consist of sales of products internally developed as permitted by Supplemental Type Certificates issued by the FAA. These products are proprietary in nature and function as non-original equipment manufacturer solutions to airworthiness directives and other technical challenges for operators. In order to develop these products, we engage in research and development activities. Periodically, our Tech Ops division will engage in the repair and sale of used serviceable materials through their ability to overhaul existing inventory.
The accounting policies for the segments are the same as those described in Note B. Gross Profit is calculated by subtracting cost of sales from sales. The assets and certain expenses related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around the differences in products and services. The segment reporting excludes the allocation of selling, general and administrative expenses, interest expense and income tax expense.

Selected financial information for each segment for the years ended December 31, 2019 and 2018 is as follows:
	2019	2018
Revenues
Asset Management Solutions
Aircraft	$98,736,000	$95,353,000
Engine	123,088,000	149,819,000
	$221,824,000	$245,172,000
Tech Ops
MRO Services	$69,389,000	$38,779,000
Product Sales	12,988,000	6,781,000
	82,377,000	45,560,000
Total	$304,201,000	$290,732,000

	2019	2018
Gross Profit
Asset Management Solutions
Aircraft	$27,592,000	$21,708,000
Engine	40,113,000	41,949,000
	$67,705,000	$63,657,000
Tech Ops
MRO Services	$11,125,000	$6,818,000
Product Sales	6,219,000	1,694,000
	17,344,000	8,512,000
Total	$85,049,000	$72,169,000

	2019	2018
Total Assets
Asset Management Solutions	$254,324,000	$207,125,000
Tech Ops	88,129,000	105,739,000
Corporate	1,531,000	7,605,000
	$343,984,000	$320,469,000
Total Depreciation and Amortization Expense
Asset Management Solutions	$28,579,000	$27,611,000
Tech Ops	1,301,000	865,000
Corporate	201,000	1,350,000
	$30,081,000	$29,826,000
Total Capital Expenditures
Asset Management Solutions	$36,479,000	$7,623,000
Tech Ops	1,500,000	1,033,000
Corporate	149,000	168,000
	$38,128,000	$8,824,000

The following table reconciles segment gross profit to net income from continuing operations for the years ended December 31:
	2019	2018
Segment gross profit	$85,049,000	$(72,169,000)
Selling, general and administrative expenses	(62,990,000)	(46,663,000)
Interest expense, net	(3,007,000)	(2,375,000)
Other income, net	611,000	367,000
Income tax benefit	(4,164,000)	3,227,000
Net income from continuing operations	$15,499,000	$26,725,000
The following table presents revenues based on the customers’ geographic location and long-lived assets located in the United States, our country of domicile, for the years ended December 31,
Revenues	2019	2018
Domestic	$105,083,000	$135,892,000
Foreign	199,118,000	154,840,000
Total revenues	$304,201,000	$290,732,000
Long-lived assets	2019	2018
Domestic	$113,966,000	$86,551,000
Foreign	39,626,000	38,262,000
Total long-lived assets	$153,592,000	$124,813,000
As of December 31, 2019, the Company had one customer representing 10% or more of total sales. Total sales to that customer amounted to $49,085,000 and was included in the asset management segment. As of December 31, 2018, the Company had one customer representing 10% or more of total sales. Total sales to that customer amounted to $53,687,000 and was included in the asset management segment.
Intersegment sales includes amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed or products sold and agreed-upon pricing which is intended to be reflective of the contribution made by the supplying business segment. All intersegment transactions have been eliminated upon consolidation. Intersegment revenue for the years ended December 31, 2019 and 2018, is as follows:
	2019	2018
Asset Management Solutions	$334,000	$233,000
Tech Ops	2,015,000	4,055,000
Total intersegment revenues	$2,349,000	$4,288,000
NOTE P — SUPPLEMENTAL CASH FLOW INFORMATION
	2019	2018
Cash paid during the year for:
Income taxes, net	$8,529,000	$4,656,000
Interest	1,905,000	2,310,000
Noncash investing activities:
Reclassification of aircraft and aircraft engines inventory to (from) equipment held for lease net	$(22,468,000)	$182,000

NOTE Q — COMMITMENTS AND CONTINGENCIES
Management Compensation
Certain executive management entered into employment agreements with the Company. The contracts are for a period of three years, and the contracts provide that such management may earn discretionary bonuses, computed upon a sliding percentage scale of their base salaries, based on the overall financial performance of the Company and each individual’s contributions, subject to approval by the board of directors. Additionally, under certain termination conditions, such contracts provide for severance payments, including payment of base salary, bonus, and fringe benefits. The contracts include certain noncompete clauses commencing upon the employee’s separation from the Company.
Litigation
The Company could be involved in litigation incidental to the operation of the business. The Company intends to vigorously defend all matters in which the Company is named defendants, and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. Although the adequacy of existing insurance coverage of the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability associated with known claims or litigation, if any, in which the Company is involved will materially affect the Company’s consolidated financial condition or results of operations.
Lease Commitments
The Company leases office space, warehouses, hangars, computers, and equipment in connection with its operations under various operating leases, many of which contain escalation clauses.
Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) as of December 31, 2019 are:
Operating Leases
Year ending December 31:
2020	$4,314,000
2021	4,089,000
2022	2,850,000
2023	2,002,000
2024	1,822,000
Thereafter	5,342,000
Total minimum lease payments	$20,419,000
Expense charged to operations under the operating lease agreements was $5,597,000 and $4,299,000 for the years ended December 31, 2019 and 2018, respectively. Operating lease expense is recognized on a straight-line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.
NOTE R — RELATED-PARTY TRANSACTIONS
The Company, in the normal course of its operations, engages in transactions with certain of its stockholders or their affiliates. On a monthly basis, the Company pays its majority stockholder a fee in exchange for advisory, investment banking, management, consulting, and financial planning services provided on an ongoing basis. Total management fees paid to or accrued for the majority stockholder for the years ended December 31, 2019 and 2018 totaled $557,000 and $550,000, respectively. As discussed in Note S, the Company has entered into various agreements with AerLine, a consolidated VIE through August 31, 2018, and its subsidiaries, XTRA Airways and Songbird, which was owned by the Executive Chairman and Executive Vice Chairman of the Company.
NOTE S — DISCONTINUED OPERATIONS
The primary business activity of AerLine was to operate charter airline services and the aircraft used to fly these charters were leased from the Company. Additionally, Company personnel dedicated time to providing general, administrative and consulting services to AerLine Holdings, which were covered under a shared service agreement.
The Company had determined that the business relationship with AerLine and its subsidiaries qualified AerLine as a VIE with the Company deemed the primary beneficiary. Accordingly, the Company consolidated the financial results of AerLine in accordance with ASC Topic 810 “Consolidation”.
Effective August 31, 2018, AerLine sold all of its interest in XTRA Airways in consideration for a promissory note in the amount of $5,000,000 and a 9.99% interest in the buyer, at which point AerLine ceased to meet the consolidation criteria as a VIE under U.S. GAAP. The historical results of AerLine are reported as discontinued operations in our consolidated statements of operations for all periods presented.
Since the Company did not have an equity interest in AerLine or participate otherwise in the sharing of the net results of the VIE, the accounting guidance required that the noncontrolling interest on the consolidated statements of operations for the Company represent the full results of the VIE before eliminations. The noncontrolling interest on the consolidated balance sheets represents the net equity of AerLine Holdings before eliminations.
The details of our income from discontinued operations, net of tax, consists of:
Year Ended December 31, 2018
Charter revenue	$28,385,000
Charter expenses	(19,865,000)
Selling, general and administrative	(9,693,000)
Depreciation	(1,659,000)
Gain on sale of intangible assets	23,177,000
Other income, net	2,294,000
Loss on deconsolidation	(1,380,000)
Total income from discontinued operations	$21,259,000
Total interest income charged by the Company to AerLine Holdings for the years ended December 31, 2018 amount to $850,000. The 2018 amount was eliminated upon consolidation.
AerSale, Inc. and AerLine Holdings and its subsidiaries entered into shared services agreements to provide back office and executive services. For the year ended December 31, 2018, the Company recognized $583,000, of revenue related to the agreements. The 2018 amount was eliminated upon consolidation.
AerSale, Inc. and AerLine Holdings and its subsidiaries also entered into Goods and Services Agreements for AerSale, Inc. to provide aircraft, parts and MRO services to the AerLine Holdings subsidiaries. For the year ended December 31, 2018, the Company recognized $3,813,000, of revenue related to the agreements. The 2018 amount was eliminated upon consolidation.
The Company leased various aircraft to AerLine under operating leases with terms ranging from 24 to 60 months, expiring in 2021. On March 5, 2018, these lease agreements were terminated. Rental income recognized by the Company for the year ended December 31, 2018 was $2,419,000 and was eliminated upon consolidation.

A portion of the balances due to the Company from AerLine were forgiven in 2018. Amounts due from AerLine as of December 31, 2019 and 2018, were $11,581,000 and $29,631,000, respectively. The balance due from AerLine as of December 31, 2019 and 2018 is presented in the consolidated balance sheets as due from related party, of which $6,131,000 and $18,050,000 is presented as a current asset as of December 31, 2019 and 2018, respectively, while $5,450,000 and $11,581,000 is presented as a long term asset as of December 31, 2019 and 2018, respectively. The balances due from AerLine as of December 31, 2019 and 2018 are unsecured and AerLine currently has no operations. The Company has the right to all proceeds received from AerLine related to the sale of assets. The primary asset is the 9.99% ownership interest in the entity that acquired the XTRA Airways customer relationships. The amount of ultimate proceeds to be received through the sale of these assets is uncertain. Should the proceeds received be less than the $11,581,000 asset currently recorded on the Company’s December 31, 2019 balance sheet, the Company will record an impairment charge for the difference. On January 31, 2020, the Company collected $5,946,386 of the amounts due from AerLine.
NOTE T — BENEFIT PLANS
The Company sponsors an employee retirement savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute, but not more than statutory limits. The Company makes nondiscretionary 3% Safe Harbor contributions of participants’ eligible earnings who have completed the plan’s eligibility requirements. The contributions are made to the plan on behalf of the employees. Total nondiscretionary contributions to the plan were $875,000 and $404,000 for the years ended December 31, 2019 and 2018, respectively.
NOTE U — BUSINESS COMBINATIONS
On June 10, 2019, the Company acquired all of the outstanding shares of a used serviceable material distributor and certified repair facility, Qwest Air Parts, Inc. (“Qwest”), a Florida corporation located in Memphis, Tennessee, for $26,081,000. The purpose of the acquisition was to improve the Company’s profitability by enhancing service in its Asset Management Solutions segment. The results of Qwest operations have been included in the Company’s consolidated financial statements since the acquisition date. All assets and liabilities of Qwest were revalued to their fair market value, and to the extent that the purchase cost exceeded the fair market value of the net assets, that excess was classified as goodwill. The goodwill is attributable to the general reputation of the business and the collective experience of Quest’s management and employees. The goodwill is not expected to be deductible for Federal tax purposes. Qwest’s revenues and income from operations from June 10, 2019 through December 31, 2019 were $10,396,000 and $1,815,000, respectively. This business mainly operates as part of the Company’s Asset Management Solutions segment. The purchase price for Qwest was allocated as follows:
Acquisition Date Fair Values
Accounts receivable	$2,714,000
Inventory	3,289,000
Deposits, prepaid expenses, and other current assets	218,000
Property and equipment	567,000
Other intangible assets	10,324,000
Goodwill	13,402,000
Accounts payable	(410,000)
Accrued expenses	(1,151,000)
Deferred tax liability	(2,872,000)
Total purchase price	$26,081,000

The intangible assets included above consist of the following:
Fair Value
FAA part 145 certificate (indefinite-lived)	$724,000
	Useful Life In Years	Fair Value
Customer relationships	10	$9,600,000
The following unaudited pro forma information presents our consolidated results of operations as if Qwest had been included in our consolidated results since January 1, 2018:
	For the Year ended December 31,
	2019	2018
	(Unaudited)
Revenues	$314,995,000	$309,638,000
Net income from continuing operations	17,668,000	31,079,000
Net loss attributable to AerSale Corp.	(16,965,000)	(20,371,000)
Loss per share attributable to AerSale Corp.	(339)	(407)
The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated Qwest as of January 1, 2018.
On November 28, 2018, the Company acquired all of the outstanding shares Avborne Component Solutions (“Avborne”). The purpose of the acquisition was to improve the Company’s profitability by enhancing service in its TechOps segment. In connection with the acquisition, all assets and liabilities of the acquired company were revalued to their fair market value, and to the extent that the purchase cost exceeded the fair market value of the assets, that excess was classified as goodwill. The purchase price of Avborne was $22,284,000 and was accounted for as a business acquisition. Avborne’s revenues and income from operations from November 28, 2018 through December 31, 2018 were $1,829,000 and $69,000, respectively. This business mainly operates as part of the Company’s TechOps segment. The purchase price for Avborne was allocated as follows:
Acquisition Date Fair Values
Accounts receivables, net	$2,680,000
Inventory	5,500,000
Deposits, prepaid expenses and other current assets	211,000
Fixed assets	1,733,000
Deferred tax asset	3,848,000
Intangible assets	10,000,000
Goodwill	63,000
Accounts payable, net	(1,249,000)
Accrued taxes	(37,000)
Accrued expenses	(465,000)
Total purchase price	$22,284,000

The intangible assets included above consist of the following:
Fair Value
Trademarks	$600,000
FAA certificate	7,300,000
Total intangible assets with indefinite lives	$7,900,000

	Useful Life In Years	Fair Value
Customer relationships	10	$2,100,000
Total intangible assets with definite lives		$2,100,000
The following unaudited pro forma information presents our consolidated results of operations as if Avborne had been included in our consolidated results since January 1, 2018:
For the Year ended December 31, 2018
(Unaudited)
Revenues	$306,368,000
Net income from continuing operations	26,576,000
Net income attributable to AerSale Corp.	8,703,000
Loss per share attributable to AerSale Corp.	(496)
The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated Avborne as of January 1, 2018.
NOTE V — SUBSEQUENT EVENTS
On January 7, 2020 the Company acquired all of the outstanding shares of a certified repair facility, Aircraft Composite Technologies, Inc., a Florida Corporation located in Miami, Florida for $18,090,275. As of the date of this report, the Company has not determined the allocation of the purchase price to the acquired assets and liabilities of Aircraft Composite Technologies, Inc.
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. Since then, there has been an outbreak of COVID-19 throughout the globe, and the World Health Organization has now declared COVID-19 a pandemic. As a result, there has been a substantial curtailment of global travel and business activities which will have an impact on airline spending and demand and the global economy generally. It is too uncertain at this time to predict the full impact that the COVID-19 outbreak will have on the future results of the Company.
The Company has evaluated subsequent events from the consolidated balance sheet date through March 27, 2020, the date at which the consolidated financial statements were available to be issued.

AERSALE CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
ASSETS	June 30, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	$37,210,079	$17,505,002
Accounts receivable, net of allowance for doubtful accounts of $2,014,000 and $1,545,000 as of June 30, 2020 and December 31, 2019	38,214,225	51,867,653
Inventory:
Aircraft, airframes, engines, and parts, net	43,862,459	57,918,723
Advance vendor payments	2,007,262	3,247,255
Due from related party	6,340,696	5,116,175
Deposits, prepaid expenses, and other current assets	952,134	6,130,990
Total current assets	128,586,855	141,785,798
Fixed assets:
Aircraft and engines held for lease, net	94,754,406	111,896,294
Property and equipment, net	7,652,035	7,461,792
Inventory:
Aircraft, airframes, engines, and parts	42,172,138	37,043,804
Deferred income taxes	6,718,069	4,753,679
Deferred financing costs, net	702,482	1,034,564
Deferred customer incentives and other assets, net	277,946	324,869
Goodwill	19,860,168	13,858,551
Other intangible assets, net	29,434,767	20,375,166
Due from related party	5,449,739	5,449,739
Total assets	$335,608,605	$343,984,256
Current liabilities:
Accounts payable	$15,722,591	$17,030,404
Accrued expenses	10,843,930	9,629,084
Lessee and customer purchase deposits	7,626,921	3,473,921
Current portion of long-term debt, net	—	3,351,714
Deferred revenue	6,558,192	7,708,761
Total current liabilities	40,751,634	41,193,884
Long-term lease deposits	3,425,618	4,184,874
Maintenance deposit payments and other liabilities	4,325,405	4,620,133
Total liabilities	$48,502,657	$49,998,891
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 200,000 shares; senior as to all other equity instruments with an 8.65% cumulative dividend rate of the stated liquidation preference of $200,000,000	2,000	2,000
Common stock, $0.01 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	500	500
Additional paid-in capital	243,218,738	243,218,738
Retained earnings	43,884,710	50,764,127
Total equity	287,105,948	293,985,365
Total liabilities and stockholders’ equity	$335,608,605	$343,984,256

See accompanying notes to condensed consolidated financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	Six months ended
	June 30, 2020	June 30, 2019
Revenue:
Products	$27,804,122	$53,022,556
Leasing	27,009,765	27,263,401
Services	47,676,990	34,952,572
Total net revenue	102,490,877	115,238,529
Cost of sales and operating expenses:
Cost of products	34,549,580	42,728,828
Cost of leasing	16,243,122	13,325,571
Cost of services	38,540,363	28,957,126
Total cost of sales	89,333,065	85,011,525
Gross profit	13,157,812	30,227,004
Selling, general, and administrative expenses	27,236,858	26,772,675
CARES Act proceeds	(6,346,351)	—
Transaction costs	214,896	743,099
(Loss) income from operations	(7,947,591)	2,711,230
Other income (expenses):
Interest expense, net	(1,040,045)	(1,206,167)
Other income (expenses), net	151,560	397,496
Total other income (expenses)	(888,485)	(808,671)
(Loss) income from operations before income tax provision	(8,836,076)	1,902,559
Income tax benefit (expense)	1,956,659	(396,428)
Net (loss) income	(6,879,417)	1,506,131
Dividends attributable to preferred stockholders	12,843,151	17,897,569
Net loss attributable to AerSale Corp. common shareholders	$(19,772,568)	$(16,391,438)
Loss per share – basic and diluted:
Net loss per share attributable to AerSale Corp.	$(394)	$(328)
See accompanying notes to condensed consolidated financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(UNAUDITED)
	AerSale Corp. Shareholders’
	Preferred Stock		Common Stock		Additional paid-in capital	Retained earnings	Total AerSale stockholders’ equity
	Amount	Shares	Amount	Shares
Balance at December 31, 2018	$2,000	200,000	$500	50,000	$243,218,738	$34,548,556	$277,769,794
Net income	—	—	—	—	—	1,506,131	1,506,131
Balance at June 30, 2019	$2,000	200,000	$500	50,000	$243,218,738	$36,054,687	$279,275,925
Balance at December 31, 2019	$2,000	200,000	$500	50,000	$243,218,738	$50,764,127	$293,985,365
Net loss	—	—	—	—	—	(6,879,417)	(6,879,417)
Balance at June 30, 2020	$2,000	200,000	$500	50,000	$243,218,738	$43,884,710	$287,105,948

See accompanying notes to condensed consolidated financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For six months ended June 30, 2020	For six months ended June 30, 2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(6,879,417)	$1,506,131
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	14,634,825	13,496,230
Amortization of debt issuance costs	404,640	396,973
Inventory impairment	13,349,244	438,003
Impairment of aircraft held for lease	3,035,578	—
Provision for doubtful accounts	438,847	188,612
Deferred income taxes	(1,964,390)	396,428
Decreases (increases) in operating assets and liabilities, net of acquisitions:
Accounts receivable	12,494,456	(11,276,246)
Inventory	(5,502,781)	(10,618,636)
Deposits, prepaid expenses, and other current assets	3,976,131	15,485,322
Deferred customer incentives and other assets	48,589	206,912
Advance vendor payments	1,239,993	(2,384,412)
Accounts payable	(1,442,051)	216,420
Accrued expenses	1,162,001	(840,179)
Deferred revenue	(1,930,569)	(5,305,665)
Lessee and customer purchase deposits	5,555,744	1,324,439
Other liabilities	(294,728)	154,658
Net cash provided by operating activities	38,326,112	3,384,990
Cash flows from investing activities:
Business acquisitions	(16,975,595)	(20,226,560)
Proceeds from sale of assets	3,100,000	—
Acquisition of aircraft and engines held for lease, including capitalized cost	(399,768)	(46,772,352)
Purchase of property and equipment	(921,399)	(1,867,650)
Net cash used in investing activities	(15,196,762)	(68,866,562)
Cash flows from financing activities:
Repayments of 8% Senior Secured Notes	(3,424,273)	(3,031,354)
Proceeds from revolving credit facility	104,281,136	73,350,000
Repayments of revolving credit facility	(104,281,136)	(24,000,000)
Net cash (used in) provided by financing activities	(3,424,273)	46,318,646
Increase (decrease) in cash and cash equivalents	19,705,077	(19,162,926)
Cash and cash equivalents, beginning of period	17,505,002	21,604,166
Cash and cash equivalents, end of period	$37,210,079	$2,441,240
See accompanying notes to condensed consolidated financial statements.

AERSALE CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE A  —  DESCRIPTION OF THE BUSINESS
Organization
AerSale Corp. (the “Company” or “AerSale”) is a Delaware holding company that conducts business through its wholly owned subsidiaries. Effective November 25, 2019, the Company restated its certificate of incorporation to amend its name from AerSale Holdings, Inc. to AerSale Corp. and its subsidiaries are the primary operating companies of AerSale Corp. The Company’s corporate headquarters are based in Miami, Florida, with additional offices, hangars and warehouses located throughout the world.
New Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” Topic 842 will be effective for the Company in the first quarter of 2022 on a modified retrospective basis. Although early adoption is permitted, we plan to adopt Topic 842 in the first quarter of 2022. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments  —  Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments  —  Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Topic 326 will become effective for the Company beginning January 1, 2023, with early adoption permitted, on a modified retrospective basis. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
NOTE B  —  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Interim Financial Statements
The accompanying unaudited interim consolidated financial statements have been prepared from the books and records of the Company in accordance with Accounting Principles Generally Accepted in the United States (“U.S. GAAP”) for interim financial information and Rule 10-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (“SEC”), which permits reduced disclosures for interim periods. Although these interim consolidated financial statements do not include all of the information and footnotes required for complete annual consolidated financial statements, management believes all adjustments, consisting only of normal recurring adjustments, and disclosures necessary for a fair presentation of the accompanying consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ equity and cash flows have been made. Unaudited interim results of operations and cash flows are not necessarily indicative of the results that may be expected for the full year. Unaudited interim consolidated financial statements and footnotes should be read in conjunction with the audited consolidated financial statements and footnotes included elsewhere in this proxy/prospectus statement, wherein a more complete discussion of significant accounting policies and certain other information can be found.
Revenue Recognition
Products  —  Used Serviceable Material Sales (“USM”)
Revenues from sales of USM are measured based on consideration specified within customer contracts, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when performance obligations are satisfied by transferring control of a product or service to a customer. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, the buyer is responsible for any loss in transit and the Company has a legal right to payment for the spare parts once shipped. We generally sell our USM products under standard 30-day payment terms, subject to certain exceptions. Customers neither have the right to return products nor do they have the right to extended financing. The Company has determined physical acceptance of the spare parts to be a formality in accordance with ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Additionally, there is no impact to the timing and amounts of revenues recognized for spare part sales related to the implementation of ASC 606.
Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and as a result, all of the transaction price is allocated to that performance obligation. The Company has determined that it is appropriate to recognize spare parts sales at a point in time (i.e., the date the parts are shipped) in accordance with ASC 606.
Products  —  Whole Asset Sales
Revenues from whole asset sales are measured based on consideration specified in the contract with the customer. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, condition of the whole asset, bill of sale and the assignment of rights and warranties from the Company to the customer. The Company believes the whole asset holds standalone value to the customer as it is not dependent on any other services for functionality purposes and therefore is distinct within the context of the contract and as described in ASC 606-10. Accordingly, the Company has identified the transfer of the whole asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of whole assets) and is explicitly stated in each contract. Whole asset sales revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer is the date the customer obtains control over the asset and would cause the revenue recognition. Payment is required in full upon customer’s acceptance of the whole asset on the date of the transfer. As such, there is no impact to the timing and amounts of revenue recognized for whole asset sales related to the implementation of ASC 606.
Leasing Revenues
The Company leases flight equipment under operating leases that contain monthly base rent and reports rental income straight line over the life of the lease as it is earned. Additionally, the Company’s leases provide for supplemental rent, which is calculated based on actual hours or cycles of utilization and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, the Company records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of the Company’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where the Company is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will be discontinued when outstanding balances are beyond the customers’ deposits held. Payment terms for leased flight equipment is due upon receipt.
Service Revenues
Service revenues are recognized as performance obligations are fulfilled and the benefits are transferred to the customer. At contract inception, we evaluate if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In some cases, our service contract with the customer is considered one performance obligation as it includes factors such as the good or service being provided is significantly integrated with other promises in the contract, the service provided significantly modifies or customizes the other good or service or the goods or services are highly interdependent or interrelated with each other. If the contract has more than one performance obligation, the Company determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on their relative standalone selling prices. The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Some contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract but limited to the amount that is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.
For most service contracts, our performance obligations are satisfied over time as work progresses based on transfer of control of products and services to our customers. We receive payments from our customers based on billing schedules or terms as written in our contracts.
For our performance obligations that are satisfied over time, we measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results. Under most of our Maintenance, Repair and Overhaul (“MRO”) contracts, if the contract is terminated for convenience, we are entitled to payment for items delivered, fair compensation for work performed, the costs of settling and paying other claims and a reasonable profit on the costs incurred or committed.
Changes in estimates and assumptions related to our arrangements accounted for using the input method based on labor hours are recorded using the cumulative catchup method of accounting. These changes are primarily adjustments to the estimated profitability for our long term programs where we provide MRO services.
We have elected to use certain practical expedients permitted under ASC 606. Shipping and handling fees and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost, are included in cost of sales in our condensed consolidated statements of operations and are not considered a performance obligation to our customers. Our reported sales on our condensed consolidated statements of operations are net of any sales or related non income taxes. We also utilize the “as invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value we are providing to the customer.
CARES Act
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 and is intended to assist the economy by issuing a relief package to preserve jobs in industries adversely impacted by the COVID-19 outbreak. On June 8, 2020, we entered into an agreement with the U.S. Department of the Treasury to receive $12,693,000 in emergency relief through the CARES Act payroll support program to be paid in installments through September 30, 2020. The proceeds of the grant are recorded within accrued expenses when received and are recognized as CARES Act proceeds in the statement of operations over the periods that the funds are intended to compensate. As of June 30, 2020, we received $6,346,000 in grant proceeds under the CARES Act payroll support program and the full amount has been recognized as CARES Act proceeds in the statement of operations. The remaining amount will be received in the quarter ending September 30, 2020.

In connection with this financial assistance, we are required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the agreement through September 30, 2020. In addition, the Company would be subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021; and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions may affect the Company’s operations, and if the Company does not comply with these provisions, it may be required to reimburse up to 100% of the relief funds. If that is the case, the Company may take actions to mitigate the impact.
NOTE C  —  SIGNIFICANT RISKS AND UNCERTAINTIES
Impact of Coronavirus (COVID-19)
COVID-19 has been declared a global health pandemic by the World Health Organization. COVID-19 has impacted nearly all regions of the world, which has driven the implementation of significant, government-imposed measures to prevent or reduce its spread, including travel restrictions, the closing of borders, “shelter in place” orders and business closure. As a result, commercial airlines have experienced a decline in demand for air travel. The reduced number of aircraft in service and corresponding flying hours negatively impacts the demand for AerSale’s services, and prolonged reduction could materially and adversely affect AerSale’s business, operating results, financial condition, and liquidity.
An extended pandemic, or the threat thereof, could result in employee absenteeism leading to lower productivity in AerSale’s service locations, temporary closure of AerSale’s offices and facilities, travel restrictions for AerSale’s workforce and other voluntary actions that may result in business disruptions.
Risks and Uncertainties
Flight equipment held for operating leases is subject to fluctuations in value based on commercial aircraft and engines supply and demand. A material decrease in aircraft or engine values could have a downward impact on lease rentals and residual values and may require impairments to be taken on such assets. Additionally, impairment charges may be required to reduce the carrying value of inventory.
The nature of the Company’s business is capital intensive and demands significant capital requirements. To meet the Company’s current purchase commitments and future aircraft and engine acquisitions, the Company may need to (i) access committed debt facilities, and/or (ii) secure additional financing, and/or (iii) use existing available cash balances.
The Company is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration may significantly affect industry operations.
The Company conducts business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, the Company is subject to a variety of risks such as civil strife, political risk, import and export regulations, compliance with foreign laws, treaties, regulations, uncertainties arising from foreign local business practices, cultural considerations, restriction on fund transfers and exposure to U.S. Foreign Corrupt Practices Act and other anti-bribery laws.
The Company periodically reviews the carrying values of trade receivables, inventory, long lived assets, the recoverable value of deferred tax assets, and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

NOTE D  —  REVENUE
The timing of revenue recognition, customer billings and cash collections results in a contract asset or contract liability at the end of each reporting period. Contract assets consist of unbilled receivables or costs incurred where revenue recognized over time exceeds the amounts billed to customers. Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to the satisfaction of our performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied. Contract assets and contract liabilities are determined on a contract by contract basis.
Contract assets are as follows:
	June 30, 2020	December 31, 2019	Change
Contract asset	$10,897,000	$7,925,000	$2,972,000
Contract assets are reported within accounts receivable on our condensed consolidated balance sheets. Changes in contract assets primarily results from the timing difference between our performance of services. Contract liabilities are reported as deferred revenue on our condensed consolidated balance sheets and amounted to $7,709,000 as of December 31, 2019. For the six months ended June 30, 2020, we recognized as revenue $5,670,000 of our contract liabilities as the timing between customer payments and our performance of the services is a short period of time and generally no longer than six months.
Disaggregation of Revenue
The Company reports revenue by segment. The following tables present revenue by segment, as well as a reconciliation to total revenue for the six months ended June 30, 2020 and 2019:
	2020
	Asset Management Solutions	Tech Ops	Total Revenues
USM	$21,569,000	$1,474,000	$23,043,000
Whole Asset Sales	3,103,000	—	3,103,000
Engineered Solutions	—	1,658,000	1,658,000
Total Products	24,672,000	3,132,000	27,804,000
Leasing	27,010,000	—	27,010,000
Services	—	47,677,000	47,677,000
Total Revenues	$51,682,000	$50,809,000	$102,491,000
	2019
	Asset Management Solutions	Tech Ops	Total Revenues
USM	$39,861,000	$2,875,000	$42,736,000
Whole Asset Sales	5,465,000	—	5,465,000
Engineered Solutions	—	4,822,000	4,822,000
Total Products	45,326,000	7,697,000	53,023,000
Leasing	27,263,000	—	27,263,000
Services	—	34,953,000	34,953,000
Total Revenues	$72,589,000	$42,650,000	$115,239,000

NOTE E  —  INVENTORY
Following are the major classes of inventory as of June 30, 2020 and December 31, 2019:
	2020	2019
Used Serviceable Materials	$54,797,000	$65,335,000
Whole Assets	16,255,000	12,795,000
Work in Process	14,983,000	16,832,000
	$86,035,000	$94,962,000
The Company recorded an additional inventory reserve of $12,888,000 and $32,000 for the six months ended June 30, 2020 and 2019, respectively, included in cost of products in the accompanying condensed consolidated statements of operations, due to the Company’s evaluation of the inventory’s net realizable value.
The Company recorded inventory scrap loss reserves of $461,000 and $406,000 for the six months ended June 30, 2020 and 2019, respectively, included in cost of products in the accompanying condensed consolidated statements of operations.
NOTE F  —  INTANGIBLE ASSETS
In accordance with ASC 350, Intangibles  —  Goodwill and Other, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. We review and evaluate our goodwill and indefinite life intangible assets for potential impairment at a minimum annually or more frequently if circumstances indicate that a potential impairment may have occurred.
We determined the fair value of assets acquired and liabilities assumed using a variety of methods. An income approach based on discounted cash flows was used to determine the values of our trademarks, certifications, customer relationships and FAA certificates. The assumptions we used to estimate the fair value of our reporting units are based on historical performance, as well as forecasts used in our current business plan and require considerable management judgment
The Company’s goodwill and intangible assets as defined by ASC 350 was related to our subsidiaries, AerSale Component Solutions (ACS), Avborne Component Solutions, and the newly acquired Aircraft Composite Technologies (ACT), which are included in the TechOps segment, as well as Qwest Air Parts, which is included under the Asset Management Solutions segment.
Goodwill and other intangibles as of June 30, 2020 and December 31, 2019 are:
	2020	2019
Qwest Air Parts:
Certifications	$724,000	$724,000
Goodwill	13,416,000	13,416,000
ACS:
Certifications	710,000	710,000
Goodwill	379,000	379,000
Avborne:
Trademarks	600,000	600,000
Certifications	7,300,000	7,300,000
Goodwill	63,000	63,000
ACT:
Trademarks	200,000	—
Certifications	796,000	—
Goodwill	6,002,000	—
Total intangible assets with indefinite lives	$30,190,000	$23,192,000

As a result of the COVID-19 pandemic and its impact on the aviation industry, the Company performed a quantitative impairment analysis as of June 30, 2020 on the indefinite lived intangible assets and concluded there was no impairment. Additionally, the Company performed impairment analysis as of June 30, 2020 on both the Asset Management Solutions and TechOps segment goodwill. Based on the qualitative assessment performed, the Company’s management concluded that goodwill was not impaired as of June 30, 2020.
Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with definite lives as of June 30, 2020 and December 31, 2019 are as follows:
	Useful Life In Years	2020	2019
Qwest Air Parts:
Customer relationships	10	$8,572,000	$9,058,000
ACS:
Customer relationships	10	100,000	110,000
Avborne:
Customer relationships	10	1,768,000	1,873,000
ACT:
Customer relationships	10	8,664,000	—
Total intangible assets with definite lives		$19,104,000	$11,041,000
Total amortization expense amounted to $1,037,000 and $185,000 for the six months ended June 30, 2020 and 2019, respectively. Accumulated amortization amounted to $1,896,000 and $859,000 as of June 30, 2020 and December 31, 2019, respectively. Goodwill activity for the six-month period ended June 30, 2020 consisted of the following:
	Asset Management Solutions	Tech Ops	Total
Goodwill as of December 31, 2019	$13,416,000	$442,000	$13,858,000
Additions	—	6,002,000	6,002,000
Goodwill as of June 30, 2020	$13,416,000	$6,444,000	$19,860,000
Other intangible assets are reviewed at least annually or more frequently if any event or change in circumstance indicates that an impairment may have occurred. The Company performed an impairment analysis on the definite-lived intangible assets and concluded there was no impairment.

NOTE G  —  PROPERTY AND EQUIPMENT, NET
Property and equipment, net, as of June 30, 2020 and December 31, 2019 consist of the following:
	Useful Life In Years	2020	2019
Tooling and equipment	7 – 15	$12,915,000	$12,351,000
Furniture and other equipment	5	6,983,000	6,111,000
Computer software	5	2,386,000	2,291,000
Leasehold improvements	3 – 6	2,961,000	3,142,000
Equipment under capital lease	5	360,000	431,000
		25,605,000	24,326,000
Less accumulated depreciation		(17,953,000)	(16,864,000)
		$7,652,000	$7,462,000
Depreciation expense amounted to $1,110,000 and $ 1,088,000 for the six months ended June 30, 2020 and 2019, respectively. The Company performed an impairment analysis on the property, plant and equipment and concluded there was no impairment.
NOTE H  —  LEASE RENTAL REVENUES AND AIRCRAFT AND ENGINES HELD FOR LEASE
Aircraft and engines held for operating leases, net, as of June 30, 2020 and December 31, 2019 consists of the following:
	2020	2019
Aircraft and engines held for operating leases	$234,476,000	$246,883,000
Less accumulated depreciation	(139,722,000)	(134,987,000)
	$94,754,000	$111,896,000
Total depreciation expense amounted to $12,488,000 and $12,223,000 for the six months ended June 30, 2020 and 2019, respectively, and is included in cost of leasing in the consolidated statements of operations. The Company recorded an impairment of leased assets in the amount of $3,036,000 for the six months ended June 30, 2020. No impairment was recorded in the preceding period.
Supplemental rents recognized as revenue totaled $6,772,000 and $8,332,000 for the six months ended June 30, 2020 and 2019, respectively.
The Company’s current operating lease agreements for flight equipment on lease expire over the next month to three years. The amounts in the following table are based upon the assumption that flight equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements. Minimum future annual lease rentals contracted to be received under existing operating leases of flight equipment at were as follows:
Year ending December 31:
Remainder of 2020	$16,485,000
2021	21,350,000
2022	9,984,000
2023	1,692,000
Total minimum lease payments	$49,511,000

NOTE I  —  ACCRUED EXPENSES
The following is a summary of the components of accrued expenses as of June 30, 2020 and December 31, 2019:
	2020	2019
Accrued compensation and related benefits	$7,449,000	$5,638,000
Accrued legal fees	2,221,000	2,462,000
Commission fee accrual	145,000	363,000
Accrued federal, state and local taxes and fees	82,000	84,000
Other	947,000	1,082,000
	$10,844,000	$9,629,000
NOTE J  —  FINANCING ARRANGEMENTS
Outstanding debt obligations as of June 30, 2020 and December 31, 2019 consist of the following:
	2020	2019
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility LIBOR plus margin, interest payable monthly, maturity at July 20, 2021	$—	$—
$35.0 million Senior Secured Notes Payable, interest payable with principal monthly, maturity at August 19, 2020 net of debt issuance costs of $72,000 as of December 31, 2019, respectively	—	3,352,000
Total	—	3,352,000
Less current portion	—	(3,352,000)
Total long-term portion	$—	—
Debt issuance costs relate to the Wells Fargo Senior Secured Revolving Credit Agreement, Senior Secured Notes origination and other direct financing costs. At June 30, 2020 and December 31, 2019, total unamortized debt issuance costs were $702,000 and $1,107,000, respectively, net of accumulated amortization. Included in deferred financing costs, net, is $702,000 and $1,035,000 unamortized deferred financing costs related to the Wells Fargo Senior Secured Revolving Credit Facility as of June 30, 2020 and December 31, 2019, respectively. Included as a direct reduction to the corresponding long-term debt is $72,000 as of December 31, 2019, respectively. Amortized debt issuance costs is recorded in interest expense through maturity of the related debt using the straight-line method, which approximates the effective interest method. Amortization expense for the six months ended June 30, 2020 and 2019 was $405,000 and $397,000, respectively.
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility
The Amended and Restated Credit Agreement provides commitments for a $110.0 million revolving credit facility and includes a $10.0 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Amended and Restated Credit Agreement. Extensions of credit under the Amended and Restated Credit Agreement are available for working capital and general corporate purposes. The commitments under the Amended and Restated Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Amended and Restated Credit Agreement will be due and payable.
As of June 30, 2020 and December 31, 2019, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $80.7 million and $94.3 million, respectively, of availability.

The obligations of the Borrowers under the Amended and Restated Credit Agreement are guaranteed by the Company, and other subsidiaries of AerSale, Inc. may be designated as borrowers on a joint and several basis. Such obligations are also secured by substantially all of the assets of the Company.
The interest rate applicable to loans outstanding on the Amended and Restated Credit Agreement is a floating rate of interest per annum of LIBOR plus a margin. In addition, a commitment fee applies to the unused portion of the commitments under the Amended and Restated Credit Agreement.
The Borrowers’ ability to borrow on the Amended and Restated Credit Agreement is subject to ongoing compliance by the Company and the Borrowers with various customary affirmative and negative covenants. The Amended and Restated Credit Agreement requires the Company and Borrowers to meet certain financial and nonfinancial covenants. The Company was in compliance with these covenants as of June 30, 2020.
Interest expense on the Amended and Restated Credit Facility amounted to $407,000 and $359,000 for the six months ended June 30, 2020 and 2019, respectively, and is included within interest expense in the condensed consolidated statements of operations.
$35.0 million Senior Secured Notes
On September 20, 2012, Gables MSN 26343 Limited and AerSale Aviation Limited (collectively, the “Borrowers”), wholly owned subsidiaries of the Company, completed a $35.0 million private placement at par of senior secured notes that mature on August 19, 2020 (“Senior Secured Notes”). The Senior Secured Notes bear interest at a fixed rate per annum of 8%. Principal and interest on the Senior Secured Notes is payable monthly in arrears on the 19th day of each succeeding month, commencing on October 19, 2012.
The Senior Secured Notes may be redeemed by Gables MSN 26343 Limited at any time upon not less than 5 days’ notice at a redemption price equal to 100% of the outstanding principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, plus the applicable prepayment fee based on the amount of time elapsed since the anniversary date of the indenture.
The Senior Secured Notes are unconditionally and irrevocably guaranteed by AerSale Aviation Limited. The Senior Secured Notes are also collateralized by a first priority mortgage and security interest in a Boeing Model 747-400BDSF aircraft owned by Gables MSN 26343 Limited and a collateral assignment of a lease associated with such aircraft. The indenture governing the Senior Secured Notes contains nonfinancial covenants that must be met.
Interest expense on the Senior Secured Notes amounted to $78,000 and $306,000 for the six months ended June 30, 2020 and 2019, respectively, and is included within interest expense in the condensed consolidated statements of operations. The Senior Secured Note was paid in June 2020.
NOTE K  —  EARNINGS PER SHARE
The computation of basic and diluted earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during each period. The computation of basic and diluted earnings per share are impacted by dividends for preferred stockholders.

The following table provides a reconciliation of the computation for basic and diluted earnings per share for the six months ended June 30, 2020 and 2019, respectively:
	2020	2019
Net (loss) income	$(6,879,000)	$1,506,000
Dividends attributable to preferred stockholders	(12,843,000)	(17,897,000)
Net loss attributable to common shareholders for EPS	$(19,722,000)	$(16,391,000)
Weighted-average number of shares outstanding	50,000	50,000
Loss per share – basic and diluted:
Loss per share	$(394)	$(328)
NOTE L  —  BUSINESS SEGMENTS
Consistent with how our chief operating decision maker (Executive Chairman and Chief Executive Officer) evaluates performance and utilizes gross profit as a profitability measure, we report our activities in two business segments:
•
Asset Management Solutions  —  comprised of activities to extract value from strategic asset acquisitions through leasing, trading, or disassembling for product sales

•
TechOps  —  comprised of MRO activities; and product sales of internally developed engineered solutions and other serviceable products.

The Asset Management Solutions segment provides short-term and long-term leasing solutions of aircraft and jet engines to passenger and cargo operators with activities in Europe, Asia and South America. Assets considered to be at or near the end of their useful lives, as supplied by our leasing portfolio or acquisitions, are analyzed for return maximization to assess whether they will be traded as whole assets or disassembled and sold as individual spare parts and components.
The TechOps segment consists of aftermarket support and services businesses that provide maintenance support for aircraft and aircraft components, as well as sale of engineered solutions. Our MRO business also engages in longer term projects such as aircraft modifications, cargo conversions of wide-body aircraft and aircraft storage. The segment also includes MRO of landing gear, thrust reversers and other components. Cost of services consists principally of the cost of product, direct labor and overhead. Our engineered solutions revenues consist of sales products internally developed as permitted by Supplemental Type Certificates (“STC”) issued by the Federal Aviation Administration. These products are proprietary in nature and function as non-EOM solutions to Airworthiness Directives and other technical challenges for operators. In order to develop these products, we engage in research and development activities. Periodically, our TechOps division will engage in the repair and sale of used serviceable materials through their ability to overhaul existing inventory.
The accounting policies for the segments are the same as those described in Note B. Gross profit is calculated by subtracting cost of sales from sales. The assets and certain expenses related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around the differences in products and services. The segment reporting excludes the allocation of selling, general and administrative expenses, interest expense and income tax expense. Gross profit reported includes an additional inventory reserve of $12,888,000 and $32,000 for the six months ended June 30, 2020 and 2019, respectively (Note E); and an impairment of leased assets in the amount of $3,036,000 for the six months ended June 30, 2020 (Note H). Selected financial information for each segment for the six months ended June 30, 2020 and 2019 is as follows:
	Six months Ended June 30,
	2020	2019
Revenues
Asset Management Solutions
Aircraft	24,840,000	29,596,000
Engine	26,842,000	42,993,000
	51,682,000	72,589,000
Tech Ops
MRO Services	47,677,000	34,953,000
Product Sales	3,132,000	7,697,000
	50,809,000	42,650,000
	$102,491,000	$115,239,000

	Six months Ended June 30,
	2020	2019
Gross Profit
Asset Management Solutions
Aircraft	(6,262,000)	7,077,000
Engine	9,122,000	13,030,000
	2,860,000	20,107,000
TechOps
MRO Services	9,137,000	5,996,000
Product Sales	1,161,000	4,124,000
	10,298,000	10,120,000
	$13,158,000	$30,227,000
The following table reconciles segment gross profit to net income from operations for the six months ended June 30:
	2020	2019
Segment gross profit	13,158,000	30,227,000
Selling, general and administrative expenses	(27,237,000)	(26,773,000)
CARES act proceeds	6,346,000	—
Transaction costs	(215,000)	(743,000)
Interest expense, net	(1,040,000)	(1,206,000)
Other income, net	152,000	397,000
Income tax (expense) benefit	1,957,000	(396,000)
Net (loss) income from operations	(6,879,000)	1,506,000
Intersegment sales includes amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed or products sold and agreed-upon pricing which is intended to be reflective of the contribution made by the supplying business segment. All intersegment transactions have been eliminated upon consolidation. Intersegment revenue for the six months ended June 30, 2020 and 2019, is as follows:
	2020	2019
Asset Management Solutions	1,102,000	248,000
TechOps	1,461,000	1,495,000
Total intersegment revenues	2,563,000	1,743,000
NOTE M  —  COMMITMENTS AND CONTINGENCIES
Litigation
The Company could be involved in litigation incidental to the operation of the business. The Company intends to vigorously defend all matters in which the Company is named defendants, and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. Although the adequacy of existing insurance coverage of the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability associated with known claims or litigation, if any, in which the Company is involved will materially affect the Company’s consolidated financial condition or results of operations.
Lease Commitments
The Company leases office space, warehouses, hangars, computers and equipment in connection with its operations under various operating leases, many of which contain escalation clauses.
Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) are:
Year ending December 31:
Remainder of 2020	$2,525,000
2021	4,945,000
2022	3,591,000
2023	2,755,000
2024	2,308,000
2025	1,811,000
Thereafter	4,447,000
Total minimum lease payments	$22,382,000
Expenses incurred under the operating lease agreements was $3,200,000 and $2,668,000 for the six months ended June 30, 2020 and 2019, respectively. Operating lease expense is recognized on a straight-line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.
NOTE N  —  RELATED-PARTY TRANSACTIONS
The Company, in the normal course of its operations, engages in transactions with certain of its stockholders or their affiliates. On a monthly basis, the Company pays its majority stockholder a fee in exchange for advisory, investment banking, management, consulting, and financial planning services provided on an ongoing basis. Management fees for the majority stockholder was suspended in 2020, as such, no management fees were incurred for the six months ended June 30, 2020. Total management fees paid to or accrued for the majority stockholder for the six months ended June 30, 2019 totaled $282,000.

The Company has amounts due from AerLine Holdings, Inc.; a related party, as of June 30, 2020 and December 31, 2019 totaling $6,402,000 and $11,581,000, respectively.
NOTE O  —  BUSINESS COMBINATION
On January 7, 2020 the Company acquired all of the outstanding shares of a component repair facility, Aircraft Component Technologies, Inc. (ACT), a Florida corporation located in Miami, Florida, for $16,976,000 in cash. The results of ACT operations have been included in the condensed consolidated financial statements since the acquisition date. All assets and liabilities of ACT were recorded at their fair market value, and to the extent that the purchase cost exceeded the fair market value of the net assets, that excess was recorded as goodwill, all of which is deductible for federal income tax purposes. The goodwill is attributable to the general reputation of the business and the collective experience of ACT’s management and employees. This business operates as part of our TechOps segment. ACT’s revenues and income from operations from January 7, 2020 through June 30, 2020 were $3,976,000 and $1,387,000, respectively. The purchase price for ACT was allocated as follows:
Acquisition Date Fair Values
Accounts receivable	$1,442,000
Deposits, prepaid expenses, and other current assets	22,000
Property and equipment	381,000
Other intangible assets	10,096,000
Goodwill	6,002,000
Accounts payable	(134,000)
Accrued expenses	(833,000)
Total purchase price	$16,976,000
The intangible assets included above consist of the following:
Fair Value
Trademark and trade name (indefinite lived)	$200,000
Fair Value
FAA part 145 certificate (indefinite lived)	$796,000
	Useful Life In Years	Fair Value
Customer relationships	10	$9,100,000
The following unaudited pro forma information presents our consolidated results of operations as if ACT had been included in our consolidated results since January 1, 2019:
	Six Months Ended June 30, (Unaudited)
	2020	2019
Revenues	$102,491,000	$120,667,000
Net (loss) income	(6,879,000)	3,743,000
Net loss attributable to AerSale Corp. common shareholders	(19,722,000)	(14,154,000)
Loss per share attributable to AerSale Corp.	$(394)	$(283)
The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated ACT as of January 1, 2019.

NOTE P  —  SUBSEQUENT EVENTS
Effective July 31, 2020 all holders of the issued and outstanding 8.65% cumulative preferred shares agreed to a revised liquidation preference reducing the preference from $309,047,000 to $235,872,000.
On September 8, 2020, the Company entered into an amended agreement to merge with Monocle Acquisition Corporation for aggregate consideration equal to $315 million, consisting of a combination of cash and equity.
The Company has evaluated subsequent events from the condensed consolidated balance sheet date through September 15, 2020, the date at which the interim condensed consolidated financial statements were available to be issued.

ANNEX A
AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
by and among
MONOCLE ACQUISITION CORPORATION,
as Monocle,
MONOCLE MERGER SUB 1 INC.,
as Merger Sub 1,
MONOCLE HOLDINGS INC.,
as NewCo,
MONOCLE MERGER SUB 2 LLC,
as Merger Sub 2,
AERSALE CORP.,
as the Company,
and
solely in its capacity as the Holder Representative,
LEONARD GREEN & PARTNERS, L.P.
dated as of September 8, 2020

A-i

A-ii

A-iii

A-iv

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 8, 2020, is entered into by and among Monocle Acquisition Corporation, a Delaware corporation (“Monocle”), Monocle Holdings Inc., a Delaware corporation and a wholly-owned direct Subsidiary of Monocle (“NewCo”), Monocle Merger Sub 1 Inc., a Delaware corporation and a wholly-owned direct Subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned indirect Subsidiary of NewCo (“Merger Sub 2” and together with Monocle, NewCo and Merger Sub 1, the “Monocle Parties” and each individually, a “Monocle Party”), AerSale Corp., a Delaware corporation (the “Company”), and Leonard Green & Partners, L.P., a Delaware limited partnership, solely in its capacity as the initial Holder Representative (as defined below) hereunder. The Company, Merger Sub 1, Merger Sub 2, NewCo, Monocle and the Holder Representative are referred to herein, collectively, as the “Parties” and, individually, each a “Party.”
RECITALS
WHEREAS, the Parties are party to that certain Agreement and Plan of Merger, dated December 8, 2019, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated August 13, 2020 (as amended, the “Original Agreement”);
WHEREAS, the Parties now desire to amend and restate the Original Agreement in its entirety;
WHEREAS, the respective boards of directors or managers, as applicable, of each of the Monocle Parties and the board of directors of the Company have unanimously approved and declared advisable the amendment and restatement of the Original Agreement;
WHEREAS, the respective boards of directors or managers, as applicable, of each of the Monocle Parties and the board of directors of the Company have unanimously approved and declared advisable the Mergers (as defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL (as defined below) or the LLC Act (as defined below), as applicable;
WHEREAS, Monocle Parent LLC, a Delaware limited liability company and wholly-owned direct Subsidiary of NewCo (“Parent”), has, in its capacity as the sole member of Merger Sub 2, approved and declared advisable the Second Merger (as defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the LLC Act;
WHEREAS, prior to the Mergers, Monocle shall provide an opportunity to its stockholders to have their issued and outstanding shares of Monocle common stock, par value $0.0001 per share (“Monocle Common Stock”), redeemed on the terms and subject to the conditions set forth in the Amended and Restated Certificate of Incorporation of Monocle, dated February 6, 2019, as may be amended from time to time (the “Monocle Certificate of Incorporation”), and the Monocle Bylaws, dated August 31, 2018, as may be amended from time to time (together with the Monocle Certificate of Incorporation, the “Monocle Governing Documents”) in connection with the transactions contemplated by this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Monocle’s willingness to enter into this Agreement, each of the Company Stockholders (as defined below) and Monocle have entered into a Support and Release Agreement (the “Support and Release Agreement”);
WHEREAS, promptly following the date hereof (and in any event within twenty-four (24) hours of the execution of this Agreement), the Company shall obtain the Company Stockholder Approval and deliver a copy of the Company Stockholder Approval to Monocle;

WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, Monocle shall cause the Registration Rights Agreement, dated February 6, 2019, to be amended and restated in the form of the Amended and Restated Registration Rights Agreement attached as Annex A hereto (the “Amended and Restated Registration Rights Agreement”);
WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, the Company Stockholders and NewCo shall enter into a Lock-Up Agreement substantially in the form attached as Annex B hereto (the “Lock-Up Agreement”), related to, among other things, the NewCo Common Stock that the Company Stockholders receive as consideration in the Second Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Newco, Monocle and certain holders of Founder Shares (as defined below) have entered into an Amended and Restated Founder Shares Agreement substantially in the form attached as Annex C hereto (the “Founder Shares Agreement”);
WHEREAS, for U.S. federal income Tax purposes, the Mergers, when taken together, are intended to qualify as transfers of property to a corporation that meet the requirements of Section 351 of the Code (the “Intended Tax Treatment”); and
WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Preferred Stock, Common Stock and SARs.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, NewCo, Monocle, Merger Sub 1, Merger Sub 2, the Company and the Holder Representative hereby amend and restate the Original Agreement in its entirety and agree as follows:
ARTICLE I.
CERTAIN DEFINITIONS
1.1   Definitions.   As used herein, the following terms shall have the following meanings:
“Acquisition Transaction” has the meaning specified in Section 7.8.
“Action” means any claim, action, suit, assessment, arbitration, or proceeding, in each case that is by or before any Governmental Authority.
“Additional Consideration” means an additional two hundred fifteen thousand six hundred and twenty-five (215,625) shares of NewCo Common Stock.
“AerLine” means AerLine Holdings, Inc., a Delaware corporation.
“AerLine Financial Statements” has the meaning specified in Section 5.9(a).
“AerLine Interim Financial Statements” has the meaning specified in Section 5.9(a).
“AerSale” means AerSale, Inc., a Florida corporation and wholly-owned subsidiary of the Company.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.
“Affiliate Agreement” has the meaning specified in Section 5.22.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Aggregate Cash Consideration” means an amount in cash equal to the product of (i) the Excess Cash, multiplied by, (ii) six-tenths (0.6).
“Aggregate Common Stock Consideration” means a number of shares of NewCo Common Stock equal to the quotient of (i) (A) three hundred fifteen million dollars ($315,000,000), minus (B) the Aggregate Cash Consideration, divided by (ii) ten dollars ($10)).
“Aggregate Fully-Diluted Common Shares” means the aggregate number of issued and outstanding Common Shares (for the avoidance of doubt, excluding Cancelled Common Shares) held by all Holders immediately prior to the Effective Time.
“Agreement” has the meaning specified in the preamble hereto.
“Amended and Restated Registration Rights Agreement” has the meaning specified in the Recitals.
“Amended and Restated Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of May 26, 2010, by and among the Company, Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC, Florida Growth Fund LLC, Nicholas Finazzo, Robert B. Nicholas, Enarey, LP, a Nevada limited partnership, and ThoughtValley Limited Partnership, a Nevada limited partnership.
“Anti-Corruption Laws” means any applicable national, state, local or international Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including, without limitation, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery, each as may be amended or supplemented from time to time.
“Approved Stock Exchange” means the Nasdaq Stock Market (“Nasdaq”) or any other national securities exchange that may be agreed upon by the Parties.
“Audited Financial Statements” has the meaning specified in Section 5.7(a).
“Available Closing Cash Amount” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication) (a) (i) the cash available to be released from the Trust Account, minus (ii) the aggregate amount of all payments to be made as a result of the completion of all Monocle Share Redemptions, plus (b) the amount of cash proceeds actually received by Monocle pursuant to an Equity Financing (if any).
“Aviation Regulations” has the meaning specified in Section 5.12(b).
“Borrowers” means, with respect to any specified Funded Debt, AerSale and its Subsidiaries identified as borrowers, co-borrowers, issuers or co-issuers under the First Lien Credit Documents or the Senior Note Credit Documents, as applicable, in their capacity as co-borrowers or co-issuers, as applicable, of such Funded Debt.
“Business Combination” has the meaning given to such term in the Monocle Certificate of Incorporation.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
“CAA” has the meaning specified in Section 9.1.

“Cancelled Common Shares” has the meaning specified in Section 4.1(a)(ii).
“Cash Consideration Percentage” means a fraction (expressed as a percentage) (i) the numerator of which is the Aggregate Cash Consideration, and (ii) the denominator of which is 315,000,000.
“Cash Per Fully-Diluted Common Share” has the meaning specified in Section 4.1(b)(iv).
“Certificate of Designation” means the Certificate of Designation of the Company, as filed with the Secretary of State of the State of Delaware on January 11, 2010.
“Certificates” has the meaning specified in Section 4.3(b).
“Change in Control Payments” means any amounts payable by the Company or any of its Subsidiaries (i) to any director, employee or officer of the Company or any of its Subsidiaries or (ii) to any other party under a Contract to which the Company or any of its Subsidiaries is a party, in each case of clauses (i) and (ii), solely as a result of the Second Merger or any of the transactions contemplated by this Agreement, including any change in control or similar payments and all payroll and employer Taxes payable by the Company or any of its Subsidiaries with respect to any such payment; provided, however, that “Change in Control Payments” shall not include any payments made in respect of the SARs (other than payment of any employer Taxes associated therewith in connection with the transactions contemplated by Section 4.1, which shall constitute “Change in Control Payments”).
“Closing” has the meaning specified in Section 3.3.
“Closing Date” has the meaning specified in Section 3.3.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Cash Consideration” has the meaning specified in Section 4.1(b)(ii).
“Common Percentage” means, with respect to each Electing Holder, a fraction (expressed as a percentage), the numerator of which is the aggregate number of shares of Common Stock held by such Electing Holder immediately prior to the Effective Time, and the denominator of which is the aggregate number of shares of Common Stock held by all Electing Holders immediately prior to the Effective Time.
“Common Pro Rata Portion” means
(i)   with respect to each Non-Electing Holder, a fraction (expressed as a percentage), the numerator of which is the amount of the Common Cash Consideration such Non-Electing Holder is entitled to receive pursuant to Section 4.1(b)(ii), and the denominator of which is the aggregate amount of the Common Cash Consideration all Non-Electing Holders are entitled to receive pursuant to Section 4.1(b)(ii); and
(ii)   with respect to each Electing Holder, a fraction (expressed as a percentage), the numerator of which is the amount of the Common Cash Consideration such Electing Holder would have been entitled to receive pursuant to Section 4.1(b)(ii), and the denominator of which is the aggregate amount of the Common Cash Consideration all Electing Holders would have been entitled to receive pursuant to Section 4.1(b)(ii).
For the avoidance of doubt, for purposes of this definition, the portions of the Common Cash Consideration the Non-Electing Holders are entitled to receive pursuant to Section 4.1(b)(ii) shall be determined without giving effect to Sections 4.1(d) through 4.1(f)(i).
“Common Share” has the meaning specified in Section 4.1(a)(ii).
“Common Stock” means the Company’s common stock, par value $0.01 per share.

“Common Stock Consideration Percentage” means a percentage equal to one hundred percent (100%), minus the Cash Consideration Percentage.
“Common Stock Per Fully-Diluted Common Share” has the meaning specified in Section 4.1(b)(vi).
“Company” has the meaning specified in the preamble hereto.
“Company Benefit Plan” has the meaning specified in Section 5.14(a).
“Company Board” means the board of directors of the Company.
“Company Cure Period” has the meaning specified in Section 11.1(b)(i).
“Company IT Systems” has the meaning specified in Section 5.23(e).
“Company Related Parties” means the Company’s and its Affiliates’ former, current or future representatives, in each case in their capacities as such, other than the Company and its Subsidiaries.
“Company Stockholder Approval” means the approval by stockholders of the Company representing one hundred percent (100%) of the outstanding shares of Common Stock of this Agreement, in the form attached hereto as Annex D.
“Company Stockholders” means the parties listed on Schedule 5.6(a).
“Company Transaction Expenses” means the following fees and expenses incurred by the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby: (i) the reasonable and documented fees and disbursements of outside counsel to the Company or its Affiliates; (ii) the reasonable and documented fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company or its Affiliates; (iii) Change in Control Payments, if any; and (iv) solely to the extent not already reflected in “Company Transaction Expenses”, all reasonable and documented fees and expenses incurred by or on behalf of the Company related to assistance provided in connection with the arrangement of an Equity Financing (if any) and the debt financing (including expenses incurred pursuant to Section 7.4 and any assistance with the debt financing contemplated by the Original Agreement), in each case of clauses (i) through (iv) solely to the extent such fees and expenses are incurred and unpaid as of 11:59 p.m. (Eastern time) on the Business Day immediately preceding the Closing Date; provided, however, that “Company Transaction Expenses” shall not include fees, disbursements or expenses payable to LGP or to third party advisors incurred in connection with work performed solely for the benefit of LGP or any of its limited or general partners that is outside of the ordinary scope of work customarily performed in connection with a sale by a private equity sponsor of one of its portfolio companies.
“Confidentiality Agreement” has the meaning specified in Section 13.10.
“Contracts” means any contract, agreement, subcontract, lease, sublease, conditional sales contract, purchase or service order, license, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, in each case that is legally binding.
“Credit Agreements” means the First Lien Credit Agreement and the Senior Note Purchase Agreement.
“Credit Documents” means the First Lien Credit Documents and the Senior Note Credit Documents.
“Credit Facilities” means (i) the revolving credit facility available to the Borrowers and their respective Subsidiaries under the First Lien Credit Agreement and (ii) the promissory notes issued and outstanding under the Senior Note Credit Documents, in each case immediately prior to the Effective Time.

“CW&T” has the meaning specified in Section 13.5.
“Damages” means all fines, losses, damages, liabilities, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).
“Data Breach” means any unauthorized access, use, disclosure, acquisition, or modification of Personal Information requiring notification to affected persons or regulators under applicable Laws.
“DGCL” has the meaning specified in Section 2.1(b).
“Earnout Holders” has the meaning specified in Section 4.8(a).
“Earnout Per Fully-Diluted Common Share” has the meaning specified in Section 4.8(g).
“Earnout Period” has the meaning specified in Section 4.8(a).
“Earnout Shares” has the meaning specified in Section 4.8(a).
“EASA” has the meaning specified in Section 9.1.
“Effective Time” has the meaning specified in Section 3.3.
“Electing Holder” has the meaning specified in Section 4.1(c).
“Election Notice” has the meaning specified in Section 4.1(c).
“Election Period” means the period beginning on the date hereof and expiring on the date that is forty-five (45) days following the date hereof, or such later date as may be agreed between the Parties in writing; provided that in no event shall the expiration of the Election Period be less than five (5) Business Days prior to the Closing Date.
“Election Shares” has the meaning specified in Section 4.1(f)(ii).
“Environmental Laws” means any and all applicable Laws relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.
“Equity Agreements” has the meaning specified in Section 8.4(a).
“Equity Commitment Letter” has the meaning specified in Section 8.4(b).
“Equity Financing” means any customary private placement equity financing intended to be incurred by any Monocle Party.
“Equity Financing Parties” means (a) the Equity Investors and their respective Affiliates and (b) the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the Persons identified in clause (a), in each case, in their respective capacities as such.
“Equity Investors” means the Persons that commit to provide or otherwise enter into agreements in connection with all or any part of an Equity Financing.
“ERISA” has the meaning specified in Section 5.14(a).
“Excess Cash” means the Available Closing Cash Amount, minus fifty million dollars ($50,000,000).

“Exchange Act” has the meaning specified in Section 6.8(a).
“Exchange Agent” has the meaning specified in Section 2.7(a).
“Extended Deadline” has the meaning specified in Section 11.1(b)(ii).
“FAA” has the meaning specified in Section 5.12(b).
“Filing Party” has the meaning specified in Section 9.2(a).
“Financial Statements” has the meaning specified in Section 5.7(a).
“First Certificate of Merger” has the meaning specified in Section 2.1(a).
“First Lien Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 20, 2018, by and among the Borrowers, as borrowers, the Company, Wells Fargo Bank, N.A., as administrative agent, lead arranger and book runner, and the lenders and other persons from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, including any such modifications after the date hereof in accordance with Article VII of this Agreement.
“First Lien Credit Documents” means the First Lien Credit Agreement and the Loan Documents (as defined in the First Lien Credit Agreement).
“First Merger” has the meaning specified in Section 2.1(a).
“First Merger Closing” has the meaning specified in Section 2.3.
“First Merger Constituent Corporations” the meaning specified in Section 2.1(a).
“First Merger Effective Time” has the meaning specified in Section 2.3.
“Founder Shares” means certain shares of Monocle Common Stock held by Monocle Partners, LLC and Cowen Investments II LLC, pursuant to those certain Founder Shares Subscription Agreements, dated September 26, 2018, and as further described in the Founder Shares Agreement.
“Founder Shares Agreement” has the meaning specified in the Recitals.
“Fraud” means actual common law fraud (as opposed to any fraud claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory) under Delaware law with respect to the representations and warranties expressly set forth in this Agreement or in the other agreements entered into in connection with the transactions contemplated by this Agreement.
“Funded Debt” means, as of any date and without duplication, (i) all indebtedness of the Company and its Subsidiaries, whether or not contingent, for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money (including the aggregate principal amount thereof, the aggregate amount of accrued but unpaid interest thereon and any premiums, prepayment penalties or similar contractual charges thereon), including indebtedness for borrowed money under the First Lien Credit Documents, (ii) amounts owing as deferred purchase price of property or services with respect to which the Company or any of its Subsidiaries is liable (other than ordinary course trade payables), including all obligations of the Company or any of its Subsidiaries resulting from any earn-out related to or arising out of any prior acquisition, business combination or similar transaction, (iii) indebtedness of the Company or any of its Subsidiaries evidenced by any note (including notes issued under the Senior Note Credit Documents), bond, debenture, mortgage or other debt instrument or debt security or similar instrument (but excluding performance, surety, statutory, appeal, customs or similar bonds), (iv) obligations of the Company or any of its Subsidiaries under any performance or surety bond, letter of credit, banker’s acceptance or bank guarantees or similar facilities, but in each case only to the extent drawn or called (and not paid in full or otherwise discharged) prior to the Closing, (v) all capitalized lease obligations of the Company or any of its Subsidiaries as determined under GAAP, (vi) all obligations in respect of interest rate or currency obligation swaps, caps, floors, hedges or similar arrangements of the Company or any of its Subsidiaries, (vii) with respect to any indebtedness of a type described in clauses (i) through (vi) above of any Person other than the Company and its Subsidiaries, any such indebtedness that is guaranteed by the Company or any of its Subsidiaries or that is secured by a Lien on any asset or property of the Company or any of its Subsidiaries, and (viii) for clauses (ii) through (vii) above, all accrued and unpaid interest thereon, if any, expense reimbursements or other fees, costs, expenses or other payment obligations associated with any required repayment of such indebtedness on the Closing Date or that would otherwise be payable or owed after any such required repayment. For the avoidance of doubt, Funded Debt shall not include any intercompany indebtedness solely between or among the Company or any of its Subsidiaries or any indebtedness incurred, issued or otherwise obtained by or on behalf of or otherwise at the direction of Monocle in connection herewith.
“Funding Amount” has the meaning specified in Section 4.3(a)(ii).
“GAAP” means United States generally accepted accounting principles as in effect (i) with respect to financial information for periods on or after the Closing Date, as of the date of this Agreement and (ii) with respect to financial information for periods before the Closing Date, as of such applicable time.
“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court, arbitral body or tribunal.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.
“Holder Representative” has the meaning specified in Section 12.1.
“Holders” means all Persons who hold one or more, Preferred Shares, Common Shares or SARs immediately prior to the Effective Time.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“HSR Deadline” has the meaning specified in Section 7.3.
“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.
“Information Security Program” has the meaning specified in Section 5.23(e).
“In-the-Money SAR” means a SAR having a Per-SAR Consideration Amount as of immediately prior to the Effective Time greater than $0.
“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, whether registered or unregistered, including all: (i) patents and patent applications, (ii) trademarks, service marks, trade dress, trade names, corporate names and logos, (iii) copyrights, (iv) Internet domain names, (v) trade secrets; and (vi) all registrations of and applications (whether provisional, pending or final) to register the foregoing, and all common law rights thereto.

“Intended Tax Treatment” has the meaning specified in the Recitals.
“Interim Financial Statements” has the meaning specified in Section 5.7(a).
“Interim Period” has the meaning specified in Section 7.1.
“L&W” has the meaning specified in Section 13.5.
“Labor Contract” has the meaning specified in Section 5.13(a)(ii).
“Law” means each provision of any statute, civil, criminal or common law, ordinance, rule, regulation, legislation, ordinance, order, code, treaty, ruling, directive, determination or decision, in each case, of any Governmental Authority or Governmental Order.
“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.
“Letter of Transmittal” means the letter of transmittal in substantially the form attached hereto as Annex E.
“LGP” means Leonard Green & Partners, L.P., a Delaware limited partnership.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, claim, restriction or other lien of any kind.
“LLC Act” means the Limited Liability Company Act of the State of Delaware.
“Liquidation Preference” means, with respect to each Preferred Share, as determined on the date of the Second Merger, the Senior Liquidation Preference (as such term is defined in the Certificate of Designation).
“Liquidity Event” has the meaning specified in Section 4.8(i).
“Liquidity Event Consideration” has the meaning specified in Section 4.8(j).
“Lock-Up Agreement” has the meaning specified in the Recitals.
“Majority Holders” has the meaning specified in Section 12.1.
“Management Services Agreement” means the Management Services Agreement, dated as of July 11, 2010, by and among the Company, AerSale, Inc., a Florida corporation and LGP.
“Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that has had, or would reasonably be expected to have, a material adverse effect, individually or in the aggregate, on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, shall be deemed to constitute, or be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur in respect of the Company and its Subsidiaries: (a) any change in applicable Laws, GAAP or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (c) the announcement or the execution of this Agreement, the identity of Monocle, the pendency or consummation of the Second Merger or the performance of this Agreement (or the obligations hereunder), including the impact thereof on relationships, contractual or otherwise, with customers, vendors, licensors, distributors, partners, providers and employees; (d) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates, including changes in any markets that supply materials to the Company or in which customers of the Company operate, or the economy as a whole to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (e) the taking of any action required by this Agreement or with the prior written consent of Monocle (including any actions set forth on Schedule 7.1); (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, and other force majeure event to the extent that such event does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or any of its Subsidiaries operates, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions, or diplomatic or consular offices or upon any United States military installation, equipment or personnel to the extent that such condition does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; or (h) in and of itself, the failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); provided, however that if the effects, developments, events, occurrences, facts, conditions, circumstances or changes set forth in clauses (a), (b), (d), (f) and (g) have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the same industry, the extent to which such effects, developments, events, occurrences, facts, conditions, circumstances or changes are disproportionate may be taken into account in determining whether a Material Adverse Effect has occurred.
“Material Permits” has the meaning specified in Section 5.24.
“Maximum Additional Consideration Shares” has the meaning specified in Section 4.1(f)(ii)(2).
“Maximum Target” has the meaning specified in Section 4.8(a)(ii).
“Maximum Target Earnout Shares” has the meaning specified in Section 4.8(a)(ii).
“Mergers” has the meaning specified in Section 3.1(a).
“Merger Consideration” means the Aggregate Cash Consideration together with the Aggregate Common Stock Consideration.
“Merger Proposals” has the meaning specified in Section 9.4(a).
“Merger Sub 1” has the meaning specified in the preamble hereto.
“Merger Sub 2” has the meaning specified in the preamble hereto.
“Minimum Additional Consideration Shares” has the meaning specified in Section 4.1(f)(ii)(1).
“Minimum Target” has the meaning specified in Section 4.8(a)(i).
“Minimum Target Earnout Shares” has the meaning specified in Section 4.8(a)(i).
“Monocle” has the meaning specified in the preamble hereto.

“Monocle Certificate(s)” means certificates representing Monocle Common Stock or Monocle Warrants.
“Monocle Certificate of Incorporation” has the meaning specified in the Recitals.
“Monocle Common Stock” has the meaning specified in the Recitals.
“Monocle Cure Period” has the meaning specified in Section 11.1(c)(i).
“Monocle Governing Documents” has the meaning specified in the Recitals.
“Monocle Parties” has the meaning specified in the preamble hereto.
“Monocle Share Redemption” means the election of an eligible (as determined in accordance with the Monocle Governing Documents) Pre-Closing Monocle Holder to exercise its Monocle Stockholder Redemption Right.
“Monocle Stockholder Approval” means the approval of the Merger Proposals set forth in clauses (B), (C), (D) and (E) of the definition thereof, in each case, by the requisite vote of the holders of Monocle Common Stock at the Monocle Stockholders’ Meeting in accordance with the Proxy Statement, the DGCL and the Monocle Governing Documents.
“Monocle Stockholder Redemption Right” means the Redemption Rights, as such term is defined in Section 9.1 of the Monocle Certificate of Incorporation.
“Monocle Stockholders’ Meeting” has the meaning specified in Section 9.4(a).
“Monocle Unit” means the units issued at the time of Monocle’s initial public offering consisting of one (1) share of Monocle Common Stock and one (1) Monocle Warrant.
“Monocle Warrant” means a warrant that represents the right to acquire shares of Monocle Common Stock.
“Nasdaq” has the meaning specified in the definition of Approved Stock Exchange.
“NewCo” has the meaning specified in the preamble hereto.
“NewCo Common Stock” means shares of NewCo’s common stock, par value $0.0001 per share.
“NewCo Common Stock Price” means, on any date after the Closing, the closing sale price per share of NewCo Common Stock reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.
“NewCo Exchange Shares” has the meaning specified in Section 2.6(b)(i).
“NewCo Exchange Warrants” has the meaning specified in Section 2.6(b)(ii).
“NewCo Governing Documents” has the meaning specified in Section 2.4(b).
“NewCo Warrant” means a warrant representing the right to acquire NewCo Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the applicable Monocle Warrant surrendered and exchanged for such warrant as a result of the First Merger pursuant to Section 2.6(b)(ii).
“Non-Electing Holder” means each Holder of Common Shares and Preferred Shares that does not deliver an Election Notice to the Company prior to the expiration of the Election Period.
“Offer Documents” has the meaning specified in Section 9.3(b).

“Original Agreement” has the meaning specified in the Recitals.
“Out-of-the-Money SAR” means a SAR having a Per-SAR Consideration Amount as of immediately prior to the Effective Time equal to, or less than, $0.
“Outstanding Monocle Expenses” means the following fees and expenses incurred by Monocle in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby: (i) the fees and disbursements of outside counsel to Monocle or any of its Affiliates, (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by Monocle or any of its Affiliates, (iii) fees and expenses incurred in connection with the arrangement of an Equity Financing (if any) and the debt financing pursuant to this Agreement or the Original Agreement, in each case, to the extent applicable, including any fees and expenses (including ticking fees or similar fees or penalties) payable to any Debt Financing Party (as defined in the Original Agreement) or Equity Financing Party under this Agreement or the Original Agreement or to any advisor or representative of any such Debt Financing Party or Equity Financing Party and (iv) solely to the extent not already reflected in “Outstanding Monocle Expenses”, all outstanding deferred, unpaid or contingent underwriting, broker’s, finders’ or similar fees, commissions or expenses owed by Monocle or any of its Affiliates (to the extent Monocle or any of its Subsidiaries is responsible for or obligated to reimburse or repay any such amounts).
“Parachute Payment Waiver” has the meaning specified in Section 7.10.
“Parent” has the meaning specified in the Recitals.
“Party” or “Parties” have the meaning specified in the preamble hereto.
“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the rules and regulations promulgated thereunder.
“PCAOB” means the U.S. Public Company Accounting Oversight Board.
“Per-SAR Consideration Amount” with respect to any SAR, (x) the SAR Fair Market Value of such SAR (as determined in accordance with the SAR Plan), minus (y) the SAR Grant Date Value of such SAR (as set forth in the applicable SAR Award Agreement).
“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.
“Permitted Liens” means (i) statutory or common law mechanics, materialmen, warehousemen, landlords, carriers, repairmen and construction contractors and other similar Liens that arise in the ordinary course of business consistent with past practice, (ii) pledges or deposits incurred in the ordinary course of business consistent with past practice (A) in connection with workers’ compensation, unemployment insurance and other social security legislation or (B) securing liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Company and its Subsidiaries or under self-insurance arrangements, as well as Liens on insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens securing rental payments under capital lease agreements and purchase money obligations, (v) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vi) Liens arising out of any license, sublicense or cross license of Intellectual Property, (vii) the interest of any lessor, sublessor, lessee or sublessee under any lease or sublease agreement in the ordinary course of business consistent with past practice, (viii) Liens that are customary contractual rights of setoff relating to deposit accounts or relating to purchase orders and other agreements entered into with customers in the ordinary course of business consistent with past practice, (ix) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods or equipment in the ordinary course of business consistent with past practice, (x) Liens only with regards to the pre-Closing period arising under the First Lien Credit Documents which, assuming the Monocle Parties’ compliance with Section 4.4, shall be released at Closing and (xi) Liens described on Schedule 1.1.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.
“Personal Information” means information that personally identifies a natural person including first and last name, contact details such as address, email address, or telephone number, social security number or tax identification number, or credit card number, bank account information and other financial account information, or account access codes and passwords.
“PMA” has the meaning specified in Section 5.12(a).
“Pre-Closing Monocle Holders” means the stockholders of Monocle at any time prior to the First Merger Effective Time (excluding, for the avoidance of doubt, any Equity Financing Parties).
“Preferred Cash Consideration” has the meaning specified in Section 4.1(b)(i).
“Preferred Pro Rata Portion” means
(i) with respect to each Non-Electing Holder, a fraction (expressed as a percentage), the numerator of which is the amount of the Preferred Cash Consideration such Non-Electing Holder is entitled to receive pursuant to Section 4.1(b)(i), and the denominator of which is the aggregate amount of the Preferred Cash Consideration all Non-Electing Holders are entitled to receive pursuant to Section 4.1(b)(i); and
(ii) with respect to each Electing Holder, a fraction (expressed as a percentage), the numerator of which is the amount of the Preferred Cash Consideration such Electing Holder would have been entitled to receive pursuant to Section 4.1(b)(i), and the denominator of which is the aggregate amount of the Preferred Cash Consideration all Electing Holders would have been entitled to receive pursuant to Section 4.1(b)(i).
For the avoidance of doubt, for purposes of this definition, the portions of the Preferred Cash Consideration the Non-Electing Holders are entitled to receive pursuant to Section 4.1(b)(i) shall be determined without giving effect to Sections 4.1(d) through 4.1(f)(i).
“Preferred Share” has the meaning specified in Section 4.1(a)(i).
“Preferred Stock” means the 8.65% Senior Cumulative Preferred Stock of the Company, par value $0.01.
“Prospectus” has the meaning specified in Section 7.9.
“Proxy Statement” has the meaning specified in Section 9.3(a).
“Registered Intellectual Property” has the meaning specified in Section 5.23(a).
“Registration Statement” means the Registration Statement on Form S-4 filed with the SEC on December 31, 2019 (as amended by Amendment No. 1 on Form S-4 filed with the SEC on February 14, 2020), including any other pre-effective or post-effective amendments or supplements thereto to be filed with the SEC by Monocle or NewCo under the Securities Act with respect to the NewCo Common Stock to be issued to the Company Stockholders and holders of Monocle Common Stock pursuant to this Agreement.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.
“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.
“Remaining Cash Consideration” has the meaning specified in Section 4.1(b)(v).
“Remaining Common Stock Consideration” has the meaning specified in Section 4.1(b)(vii).
“Sanctions and Trade Control Laws” means economic or financial sanctions, trade embargoes, export or import controls, or anti-boycott Laws imposed, administered or enforced from time to time by (i) the United States, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State and any other agency of the U.S. government, (ii) the United Nations Security Council, (iii) the European Union, (iv) the United Kingdom or (v) any other jurisdiction applicable to the operations of the Company, including, without limitation, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, the International Traffic in Arms Regulations, the Anti-Boycott Act of 2018 and the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and Section 999 of the Internal Revenue Code, and all Laws and regulations administered by the Bureau of Customs and Border Protection in the U.S. Department of Homeland Security, each as may be amended or supplemented from time to time.
“SAR” means any Stock Appreciation Right, as such term is defined in the SAR Plan.
“SAR Award Agreement” means a written agreement setting forth the award of SARs as contemplated by the SAR Plan.
“SARs Earnout Shares” has the meaning specified in Section 4.8(h).
“SAR Plan” means the Amended and Restated AerSale Holdings, Inc. Stock Appreciation Rights Plan, dated October 18, 2019.
“SEC” means the U.S. Securities and Exchange Commission.
“SEC Documents” has the meaning specified in Section 6.8(a).
“Second Certificate of Merger” has the meaning specified in Section 3.1(a).
“Second Merger” has the meaning specified in Section 3.1(a).
“Second Merger Closing” has the meaning specified in Section 3.3.
“Second Merger Constituent Entities” has the meaning specified in Section 3.1(a).
“Securities Act” has the meaning specified in Section 6.17.
“Senior Note Credit Documents” means the Senior Note Purchase Agreement and the Note Purchase Operative Documents (as defined in the Senior Note Purchase Agreement).
“Senior Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of September 20, 2012, by and among AerSale Aviation Limited, a private limited company incorporated under the laws of Ireland, Gables MSN 26343 Limited, a private limited company incorporated under the laws of Ireland, as issuer, and the purchasers and other persons from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, including any such modifications after the date hereof in accordance with this Agreement.

“Specified Common Cash Consideration” has the meaning set forth in Section 4.1(d)(ii)(1).
“Specified Preferred Cash Consideration” has the meaning set forth in Section 4.1(d)(i)(1).
“Sponsor Director” has the meaning specified in Section 8.3(a).
“STC” has the meaning specified in Section 5.12(d).
“Subsidiary” means, with respect to a specified Person, a corporation or other entity of which fifty percent (50%) or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such specified Person.
“Support and Release Agreement” has the meaning specified in the Recitals.
“Surviving Corporation” has the meaning specified in Section 3.1(b).
“Surviving Provisions” has the meaning specified in Section 11.2.
“Target of Sanctions and Trade Control Laws” has the meaning specified in Section 5.27(a).
“Tax” means all federal, state, local, or foreign taxes imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.
“Tax Return” means any return, report, statement, declaration, or document (including any refund claim, information statement, or amendment) with respect to Taxes and required to be filed with a Governmental Authority.
“Terminating Company Breach” has the meaning specified in Section 11.1(b)(i).
“Terminating Monocle Breach” has the meaning specified in Section 11.1(c)(i).
“Termination Date” has the meaning specified in Section 11.1(b)(ii).
“Transfer Tax” means any direct or indirect transfer (including real estate transfer), sales, use, stamp, documentary, registration, conveyance, recording, or other similar Taxes or governmental fees (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the transactions contemplated hereby.
“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
“Trust Account” means the account established by Monocle for the benefit of its public stockholders pursuant to the Trust Agreement.
“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 6, 2019, by and between Monocle and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“Waived Payments” has the meaning specified in Section 7.10.
“WARN” has the meaning specified in Section 5.15(b).

1.2   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes, Exhibits hereto and Schedules delivered herewith) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (vii) the word “or” shall be disjunctive but not exclusive and (viii) references to anything having been “provided”, “made available” or “delivered” (or any other similar references) to any of the Monocle Parties means the relevant item has been posted in the “data site” maintained by or on behalf of the Company in a location accessible to the Monocle Parties no later than 11:59 p.m. New York City time on the day immediately prior to the date hereof.
(b)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(c)   Unless the context of this Agreement otherwise requires, references to any Law shall include all regulations and rules promulgated thereunder and references to any Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(d)   References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.
(e)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that no rule of strict construction shall be applied against any Party.
(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York.
(g)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”
(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in visible form.
(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(j)   All monetary figures used herein shall be in United States dollars unless otherwise specified.
(k)   The parties hereto acknowledge that certain Persons are holders of both Common Stock and Preferred Stock and, notwithstanding anything to the contrary contained herein, any provisions applicable to holders of Preferred Stock will be applicable to such Persons in their capacity as holders of Preferred Stock and only with respect to their shares of Preferred Stock, and any provisions of this Agreement applicable to holders of Common Stock will be applicable to such Persons in their capacity as holders of Common Stock and only with respect to their shares of Common Stock.
(l)   All references to the consent or approval of any Monocle Party shall mean the written consent or approval (email being sufficient) of any of Sai Devabhaktuni, Eric Zahler and Richard Townsend.
(m)   Any actions reasonably taken (or reasonably omitted to be taken) by the Company or any of its Subsidiaries as a result of or in response to the COVID-19 pandemic (including pursuant to any applicable Law, directive, pronouncement or guideline issued by a Governmental Authority related to the COVID-19 pandemic) shall be deemed to be in the ordinary course of business and all references to the “ordinary course of business” or “ordinary course of business consistent with past practice”, in each case of the Company or any of its Subsidiaries in this Agreement shall be interpreted and qualified accordingly.
1.3   Knowledge.   As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, Nicolas Finazzo, Robert Nichols, Basil Barimo, Martin Garmendia, Craig Wright, Vanessa Machado, Enrique Pizzi, Iso Nezaj and Ron Wolf, (b) in the case of Monocle, Sai Devabhaktuni, Eric Zahler and Richard Townsend, and (c) in the case of all other Persons, such Person’s executive officers.
ARTICLE II.
FIRST MERGER
2.1   First Merger.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, Monocle, NewCo and Merger Sub 1 (Merger Sub 1 and Monocle sometimes being referred to herein as the “First Merger Constituent Corporations”) shall cause Merger Sub 1 to be merged with and into Monocle, with Monocle being the surviving corporation (the “First Merger”). The First Merger shall be consummated in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub 1 and Monocle in substantially the form of Annex G hereto (the “First Certificate of Merger”), the First Merger to be consummated as of the First Merger Effective Time.
(b)   Upon consummation of the First Merger at the First Merger Effective Time, the separate corporate existence of Merger Sub 1 shall cease and Monocle, as the surviving corporation of the First Merger, shall continue its corporate existence under the Delaware General Corporation Law (the “DGCL”) as a wholly-owned Subsidiary of NewCo.
2.2   Effects of the First Merger.   All rights, privileges, powers, franchises and restrictions of Monocle shall continue unaffected by the First Merger, and all property, real, personal and mixed, and all debts due to each such First Merger Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in Monocle and shall thereafter be the property of Monocle as they are of the First Merger Constituent Corporations, and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such First Merger Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; provided, that all Liens upon any property of either First Merger Constituent Corporation shall thereafter attach to Monocle and shall be enforceable against it to the same extent as if said Liens had been incurred or contracted by it. All of the foregoing shall be in accordance with the applicable provisions of the DGCL.
2.3   First Merger Closing; First Merger Effective Time.   Subject to the terms and conditions of this Agreement, the closing of the First Merger (the “First Merger Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, commencing at 10:00 a.m. (New York time) on the date which is three (3) Business Days after the date on which all conditions set forth in

Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Monocle and the Company may mutually agree; provided that the First Merger Closing shall in no event occur earlier than (x) the date that is thirty (30) calendar days after the date hereof or (y) such earlier date as may be specified by Monocle to the Company upon not less than two (2) Business Days’ prior written notice. Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Monocle, NewCo and Merger Sub 1 shall cause the First Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL on the Closing Date. The First Merger shall become effective at the time when the First Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Monocle and the Company in writing and specified in the First Certificate of Merger (the “First Merger Effective Time”).
2.4   Certificate of Incorporation and Bylaws of Monocle and NewCo.
(a)   At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub 1 or Monocle, the certificate of incorporation of Monocle shall be amended and restated in its entirety to be in a customary form to be mutually agreed upon by the Parties, and as amended shall be the certificate of incorporation of Monocle immediately following the First Merger Effective Time until thereafter amended as provided therein and under the DGCL. Monocle, NewCo and Merger Sub 1 shall take all actions necessary so that the bylaws of Monocle shall be amended and restated in a customary form to be mutually agreed upon by the Parties, and as amended shall be the bylaws of Monocle from and after the First Merger Effective Time, until thereafter amended as provided therein and under the DGCL.
(b)   At the First Merger Effective Time, NewCo shall take all action necessary to amend and restate (i) the certificate of incorporation of NewCo in its entirety in the form of the Monocle Certificate of Incorporation as in effect immediately prior to the First Merger Effective Time (except (A) that the name “AerSale Corporation” shall be substituted for the name “Monocle Acquisition Corporation” and (B) for such other amendments as may be approved by the stockholders of Monocle pursuant to the Proxy Statement), and as amended shall be the certificate of incorporation of NewCo immediately following the First Merger Effective Time and (ii) the bylaws of NewCo in their entirety in the form of the bylaws of Monocle as in effect immediately prior to the First Merger Effective Time (except that the name “AerSale Corporation” shall be substituted for the name “Monocle Acquisition Corporation”), and as amended shall be the bylaws of NewCo, in each case, until thereafter amended as provided therein and under the DGCL (such amended and restated certificate of incorporation and bylaws collectively, the “NewCo Governing Documents”).
2.5   Directors and Officers of the Surviving Corporation.
(a)   The directors and officers of Monocle immediately prior to the First Merger Effective Time shall be the directors and officers of Monocle immediately following the First Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of Monocle until the earlier of their resignation or removal or they otherwise cease to be a director or officer or until their respective successors are duly elected and qualified, as the case may be.
(b)   At the First Merger Effective Time, NewCo shall take all action necessary to cause the directors and officers of Monocle immediately prior to the First Merger Effective Time to become the directors and officers of NewCo, each to hold office in accordance with the certificate of incorporation and bylaws of NewCo until the earlier of their resignation or removal or they otherwise cease to be a director or officer or until their respective successors are duly elected and qualified as the case may be.
2.6   Effects of the First Merger on the Capital Stock of Monocle.
(a)   Immediately prior to the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Monocle, NewCo, Merger Sub 1 or any holder of Monocle Units,

each issued and outstanding Monocle Unit shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of Monocle Common Stock and one (1) Monocle Warrant, which such securities shall be converted in accordance with the applicable terms of Section 2.6(b).
(b)   At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Monocle, NewCo, Merger Sub 1 or any holder of Monocle Common Stock or Monocle Warrants:
(i)   each share of Monocle Common Stock that is issued and outstanding immediately prior to the First Merger Effective Time, shall thereupon be converted into and become the right to receive one (1) share of NewCo Common Stock (the aggregate number of shares of NewCo Common Stock issued to all holders of Monocle Common Stock in connection with the First Merger is referred to herein as the “NewCo Exchange Shares”). As of the First Merger Effective Time, all Monocle Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Monocle Common Stock, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.6(b)(i); and
(ii)   each Monocle Warrant that is outstanding and unexercised immediately prior to the First Merger Effective Time, shall thereupon be converted into and become the right to receive a NewCo Warrant (all NewCo Warrants issued to all holders of Monocle Warrants in connection with the First Merger is referred to herein as the “NewCo Exchange Warrants”). At or prior to the Effective Time, NewCo shall take all corporate actions necessary to reserve for future issuance, and shall maintain such reservations for so long as any of the NewCo Exchange Warrants remain outstanding, a sufficient number of shares of NewCo Common Stock for delivery upon the exercise of such NewCo Exchange Warrants. As of the First Merger Effective Time, all Monocle Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Monocle Warrants, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.6(b)(ii).
(c)   At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Monocle or Merger Sub 1, each share of common stock, par value $0.01 per share, of Merger Sub 1 shall be converted into one share of common stock, par value $0.01 per share, of Monocle.
2.7   Exchange of Certificates.
(a)   Immediately prior to the First Merger Effective Time, NewCo shall deposit, or cause to be deposited, with an exchange agent (the “Exchange Agent”) selected by Monocle at least ten (10) Business Days prior to the Closing and reasonably acceptable to the Company:
(i)   evidence of NewCo Common Stock in book-entry form (and/or certificates representing such NewCo Common Stock, at NewCo’s election) representing the number of shares of NewCo Common Stock sufficient to deliver the NewCo Exchange Shares; and
(ii)   the NewCo Exchange Warrants.
(b)   With respect to any holder of Monocle Common Stock or Monocle Warrants, Monocle and NewCo shall instruct the Exchange Agent to deliver to such holder the amount of NewCo Exchange Shares or the NewCo Exchange Warrants, as applicable, to which such holder is entitled pursuant to Section 2.6(a), at the First Merger Closing, and in exchange any Monocle Certificates representing outstanding Monocle Common Stock or Monocle Warrants shall be cancelled as a result of the First Merger, without any further action by any party. From and after the First Merger Effective Time, any Monocle Certificate(s) representing Monocle Common Stock or Monocle Warrants shall be deemed to evidence such holder’s right to receive its respective portion of the NewCo Exchange Shares or NewCo Exchange Warrants, as applicable, into which such Monocle Common Stock or Monocle Warrants shall have been converted by the First Merger. From and after the First Merger Effective Time, all previous holders of Monocle Common Stock or Monocle Warrants shall cease to have any rights as stockholders or equityholders of Monocle other than the right to receive such holder’s respective portion of the NewCo Exchange Shares or the NewCo Exchange Warrants, as applicable, into which such Monocle Common Stock and Monocle Warrants have been converted pursuant to this Agreement, without interest. From and after the First Merger Effective Time, there shall be no further registration of transfers of Monocle Common Stock or Monocle Warrants on the stock transfer books of Monocle.
ARTICLE III.
SECOND MERGER; CLOSING
3.1   Second Merger.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, Monocle, NewCo, Merger Sub 2 and the Company (Merger Sub 2 and the Company sometimes being referred to herein as the “Second Merger Constituent Entities”) shall cause Merger Sub 2 to be merged with and into the Company, with the Company being the surviving corporation (the “Second Merger” and together with the First Merger, the “Mergers”). The Second Merger shall be consummated as of the Effective Time in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub 2 and the Company in substantially the form of Annex H hereto (the “Second Certificate of Merger”).
(b)   Upon consummation of the Second Merger at the Effective Time, the separate limited liability company existence of Merger Sub 2 shall cease and the Company, as the surviving corporation of the Second Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL as a wholly-owned Subsidiary of Parent.
3.2   Effects of the Second Merger.   All rights, privileges, powers, franchises and restrictions of the Surviving Corporation shall continue unaffected by the Second Merger, and all property, real, personal and mixed, and all debts due to each such Second Merger Constituent Entities, on whatever account, and all choses in action belonging to each such Second Merger Constituent Entity, shall become vested in the Surviving Corporation and shall thereafter be the property of the Surviving Corporation as they are of the Second Merger Constituent Entities, and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Second Merger Constituent Entities shall not revert or become in any way impaired by reason of the Second Merger; provided, that all Liens upon any property of either Second Merger Constituent Entity shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said Liens had been incurred or contracted by it. All of the foregoing shall be in accordance with the applicable provisions of the DGCL and the LLC Act.
3.3   Closing; Effective Time.   Subject to the terms and conditions of this Agreement, the closing of the Second Merger (the “Second Merger Closing” and together with the First Merger Closing, the “Closing”) shall take place immediately following the First Merger Closing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, immediately following the First Merger Effective Time, Monocle, NewCo, Merger Sub 2 and the Company shall cause the Second Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and Section 18-209 of the LLC Act on the Closing Date. The Second Merger shall become effective at the time when the Second Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Monocle and the Company in writing and specified in the Second Certificate of Merger, but in any event immediately following the First Merger Effective Time (the “Effective Time”).
3.4   Certificate of Incorporation and Bylaws of the Surviving Corporation.   At the Effective Time, by virtue of the Second Merger and without any action on the part of Merger Sub 2 or the Company,

the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in a customary form to be mutually agreed upon by the Parties, and as amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The Parties shall take all actions necessary so that the bylaws of the Surviving Corporation shall be amended and restated in a customary form to be mutually agreed upon by the Parties, and as amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.
3.5   Directors and Officers of the Surviving Corporation.   At the Effective Time, NewCo and the Holder Representative shall take all actions necessary to cause the initial directors of the Surviving Corporation to be Eric Zahler, Sai Devabhaktuni and Richard Townsend and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or they otherwise cease to be a director or officer or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE IV.
EFFECTS OF THE SECOND MERGER ON THE CAPITAL STOCK
4.1   Conversion of Shares of Preferred Stock, Shares of Common Stock and SARs.
(a)   At the Effective Time, by virtue of the Second Merger and without any action on the part of the Company, Monocle, NewCo, Merger Sub 2 or any Holder of Preferred Stock, any Holder of Common Stock or any Holder of SARs:
(i)   each share of Preferred Stock (a “Preferred Share”) that is issued and outstanding immediately prior to the Effective Time (other than shares of Preferred Stock, if any, held in treasury with the Company, which treasury shares will be cancelled as part of the Second Merger and shall not constitute “Preferred Shares” hereunder), shall thereupon be converted into the right to receive the applicable portion of the applicable Merger Consideration, as determined pursuant to Section 4.1(b)(i), and, to the extent such Preferred Share is held by an Electing Holder, the right to receive a portion of the Additional Consideration and the contingent right to receive a portion of the Election Shares, in each case, as determined pursuant to Section 4.1(f). As of the Effective Time, all such Preferred Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Preferred Shares, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in Section 4.1(b)(i) upon surrender of the Certificates evidencing ownership of such Preferred Shares in accordance with Section 4.3(b);
(ii)   each share of Common Stock (a “Common Share”) that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock, if any, held in the treasury of the Company (“Cancelled Common Shares”), which treasury shares shall be cancelled as part of the Second Merger and shall not constitute “Common Shares” hereunder), shall thereupon be converted into and become the right to receive the applicable portion of the applicable Merger Consideration and a contingent right to receive a portion of the Earnout Shares, each as determined pursuant to Section 4.1(b)(ii), and, to the extent such Common Share is held by an Electing Holder, the right to receive a portion of the Additional Consideration and the contingent right to receive a portion of the Election Shares, in each case, as determined pursuant to Section 4.1(f). As of the Effective Time, all such Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Common Shares, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in Section 4.1(b)(ii), upon surrender of the Certificates evidencing ownership of such Common Shares in accordance with Section 4.3(b);
(iii)   each In-the-Money SAR shall thereupon be canceled and in exchange for, and in full settlement thereof, each former holder of any such cancelled SAR shall be entitled to receive a portion of the applicable Merger Consideration equal to the Per-SAR Consideration Amount and a contingent right to receive a portion of the Earnout Shares, each as determined pursuant to Section 4.1(b)(iii); and

(iv)   Each Out-of-the-Money SAR shall, in each case, immediately prior to the Effective Time terminate and be forfeited for no consideration.
(b)   The applicable Merger Consideration shall be allocated among the Holders as follows:
(i)   Subject to Sections 4.1(d) and 4.1(e), each Holder of Preferred Shares shall be entitled to receive in respect of each Preferred Share held by such Holder immediately prior to the Effective Time (A) an amount in cash equal to (x) the Liquidation Preference, multiplied by (y) the applicable Cash Consideration Percentage (the “Preferred Cash Consideration”) plus (B) a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to (x) the Liquidation Preference, multiplied by (y) the Common Stock Consideration Percentage.
(ii)   Subject to Sections 4.1(d) and 4.1(e), each Holder of Common Shares shall be entitled to receive in respect of each Common Share held by such Holder immediately prior to the Effective Time (A)(x) the Cash Per Fully-Diluted Common Share (the “Common Cash Consideration”) plus (y) the Common Stock Per Fully-Diluted Common Share and (B) a contingent right, without interest, to receive a portion of the Earnout Shares as set forth in Section 4.8.
(iii)   Each Holder of In-the-Money SARs shall be entitled to receive in respect of each such SAR held by such Holder immediately prior to the Effective Time (A) (x) an amount in cash equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the applicable Cash Consideration Percentage and (y) a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the Common Stock Consideration Percentage and (B) a contingent right, without interest, to receive 5.777 Minimum Target Earnout Shares and 5.777 Maximum Target Earnout Shares, in each case in the circumstances set forth in Section 4.8.
(iv)   The “Cash Per Fully-Diluted Common Share” shall mean an amount in cash equal to (A) the applicable Remaining Cash Consideration divided by (B) the Aggregate Fully-Diluted Common Shares.
(v)   The “Remaining Cash Consideration” shall mean (A) the Aggregate Cash Consideration, minus (B) the amount paid pursuant to Section 4.1(b)(i), minus (C) the amount paid pursuant to Section 4.1(b)(iii).
(vi)   The “Common Stock Per Fully-Diluted Common Share” shall mean a number of shares of NewCo Common Stock equal to (A) the Remaining Common Stock Consideration divided by (B) the Aggregate Fully-Diluted Common Shares.
(vii)   The “Remaining Common Stock Consideration” shall mean (A) the Aggregate Common Stock Consideration, minus (B) the number of shares of Aggregate Common Stock Consideration issued pursuant to Section 4.1(b)(i), minus (C) the number of shares of Aggregate Common Stock Consideration issued pursuant to Section 4.1(b)(iii).
(c)   Notwithstanding anything to the contrary herein, each Holder of Common Shares and Preferred Shares may elect (each such electing Holder, an “Electing Holder”), by delivering an irrevocable written notice (an “Election Notice”) to the Company during the Election Period, to forego its right to receive the Preferred Cash Consideration and the Common Cash Consideration that such Electing Holder would otherwise be entitled to receive in respect of such Electing Holder’s Preferred Shares and Common Shares pursuant to Section 4.1(b)(i) and Section 4.1(b)(ii), respectively, and in exchange therefore receive a greater portion of the Aggregate Stock Consideration pursuant to and in accordance with Section 4.1(d) and Section 4.1(e), respectively. Promptly following the receipt of an Election Notice, the Company shall notify each other Holder of Common Shares and Preferred Shares of the election and identify the Holder that delivered such Election Notice.

(d)   Notwithstanding anything to the contrary herein, in the event that there is at least one (1) Electing Holder and one (1) Non-Electing Holder,
(i)   the applicable Merger Consideration to be paid to the Holders of Preferred Shares pursuant to Section 4.1(b)(i) shall be allocated among the Holders of Preferred Shares as follows:
(1)   the aggregate amount of Preferred Cash Consideration that all Electing Holders would otherwise be entitled to receive in respect of their Preferred Shares pursuant to Section 4.1(b)(i) (such aggregate amount, the “Specified Preferred Cash Consideration”) shall be allocated to the Non-Electing Holders, and each Non-Electing Holder shall be entitled to receive a portion of the Specified Preferred Cash Consideration, in accordance with each Non-Electing Holder’s Preferred Pro Rata Portion; and
(2)   a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to the Specified Preferred Cash Consideration that the Non-Electing Holders would otherwise be entitled to receive in respect of their Preferred Shares pursuant to Section 4.1(b)(i) shall be allocated to the Electing Holders, and each Electing Holder shall be entitled to receive such NewCo Common Stock, in accordance with each Electing Holder’s Preferred Pro Rata Portion.
(ii)   the applicable Merger Consideration to be paid to the Holders of Common Shares pursuant to Section 4.1(b)(ii) shall be allocated among the Holders of Common Shares as follows:
(1)   the aggregate amount of the Common Cash Consideration that the Electing Holders would otherwise be entitled to receive in respect of their Common Shares pursuant to Section 4.1(b)(ii) (such aggregate amount, the “Specified Common Cash Consideration”) shall be allocated to the Non-Electing Holders, each Non-Electing Holder shall be entitled to receive a portion of the Specified Common Cash Consideration, in accordance with each Non-Electing Holder’s Common Pro Rata Portion; and
(2)   a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to the Specified Common Cash Consideration that the Non-Electing Holders would otherwise be entitled to receive in respect of their Common Shares pursuant to Section 4.1(b)(ii) shall be allocated to the Electing Holders, and each Electing Holder shall be entitled to receive such NewCo Common Stock, in accordance with each Electing Holder’s Common Pro Rata Portion.
(e)   Notwithstanding anything to the contrary herein, in the event that all Holders of Preferred Shares and Common Shares are Electing Holders, then (i) solely for purposes of determining the applicable Merger Consideration allocable to the Holders of Preferred Shares and Common Shares the Aggregate Cash Consideration shall be equal to zero dollars ($0.00) and (ii) the Preferred Cash Consideration and the Common Cash Consideration that such Electing Holders would otherwise be entitled to pursuant to pursuant to Sections 4.1(b)(i) and 4.1(b)(ii) shall be paid to the Company. For the avoidance of doubt, nothing in this Section 4.1(e) shall affect the Merger Consideration allocable to the Holders of In-the-Money SARs pursuant to Section 4.1(b)(iii).
(f)   Additional Consideration.
(i)   At the Effective Time, by virtue of the Second Merger and without any action on the part of the Company, Monocle, NewCo, Merger Sub 2 or any Holder of Preferred Stock or any Holder of Common Stock, each Electing Holder shall receive such Electing Holder’s Common Percentage of the Additional Consideration, in each case fully paid and free and clear of all Liens other than Permitted Liens or Liens pursuant to any Contract to which an Electing Holder is or may become a party.
(ii)   During the Earnout Period, upon the occurrence of any of the following, NewCo shall issue up to an additional six hundred forty-six thousand eight hundred and seventy-five (646,875) shares of NewCo Common Stock (the “Election Shares”) to the Electing Holders (in accordance with each Electing Holder’s Common Percentage), fully paid and free and clear of all Liens other than Permitted Liens or Liens pursuant to any Contract to which an Electing Holder is or may become a party:
(1)   if the NewCo Common Stock Price is greater than the Minimum Target for any period of twenty (20) trading days out of thirty (30) consecutive trading days, three hundred twenty-three thousand four hundred thirty eight (323,438) shares of NewCo Common Stock (the “Minimum Additional Consideration Shares”); and
(2)   if the NewCo Common Stock Price is greater than the Maximum Target for any period of twenty (20) trading days out of thirty (30) consecutive trading days, three hundred twenty-three thousand four hundred thirty seven (323,437) shares of NewCo Common Stock (the “Maximum Additional Consideration Shares”).
(3)   The provisions of Sections 4.8(b), 4.8(c) and 4.8(f) shall apply to the Election Shares mutatis mutandis.
(iii)   At the occurrence of the Minimum Target, NewCo shall issue to the Electing Holders the Minimum Additional Consideration Shares in accordance with each Electing Holder’s Common Percentage.
(iv)   At the occurrence of the Maximum Target, NewCo shall issue to the Electing Holders the Maximum Additional Consideration Shares in accordance with each Electing Holder’s Common Percentage.
(g)   Notwithstanding anything to the contrary herein, in the event there are no Electing Holders, the provisions of Sections 4.1(d), 4.1(e) and 4.1(f) shall be of no force or effect.
(h)   In the event the allocations contemplated by Sections 4.1(d) or Section 4.1(e), would result in any Electing Holders being allocated a fraction of a share of NewCo Common Stock, the provisions of Section 4.3(d) shall apply mutatis mutandis.
4.2   Merger Sub 2 Interests. At the Effective Time, by virtue of the Merger and without any action on the part of NewCo or Merger Sub 2, each limited liability company interest of Merger Sub 2 shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.
4.3   Payment; Exchange of Certificates; Letter of Transmittal.
(a)   Immediately prior to the Effective Time, NewCo or Merger Sub 2 shall deposit, or cause to be deposited, with the Exchange Agent:
(i)   evidence of NewCo Common Stock in book-entry form (and/or certificates representing such NewCo Common Stock, at NewCo’s election) representing the number of shares of NewCo Common Stock sufficient to deliver the Aggregate Common Stock Consideration; plus
(ii)   cash in an amount sufficient to pay the Aggregate Cash Consideration ((i) and (ii) collectively, the “Funding Amount”).
(b)   Within ten (10) Business Days following the date hereof, the Company or the Exchange Agent shall mail or otherwise deliver to each Holder a Letter of Transmittal, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the certificates representing the Preferred Shares or Common Shares (the “Certificates”) shall pass, only upon delivery of the Certificates to the Exchange Agent. Each holder of any outstanding Certificates that has not delivered a Letter of Transmittal accompanied by any outstanding Certificates (or effective affidavits of loss accompanied by any indemnity agreement required by Section 4.6 in lieu thereof, if applicable) to Monocle at or prior to the Effective Time, upon delivery of a Letter of Transmittal accompanied by any outstanding Certificates (or effective affidavits of loss accompanied by any indemnity required by

Section 4.6 in lieu thereof, if applicable) to the Exchange Agent after the Effective Time, shall be entitled to receive from the Exchange Agent such portion of the applicable Merger Consideration to which such Holder is entitled pursuant to Section 4.1(b) and such contingent portion of the Earnout Shares (as applicable). With respect to any Holder of Preferred Shares or Common Shares, in each case, that delivers a Letter of Transmittal accompanied by any outstanding Certificates (or effective affidavits of loss accompanied by any indemnity agreement required by Section 4.6 in lieu thereof, if applicable) to Monocle at or prior to the Effective Time, Monocle shall instruct the Exchange Agent to pay such Holder the amount to which such Holder is entitled pursuant to Section 4.1(b) at the Closing. Pending such surrender and exchange of a Holder’s Certificate(s) and subject to this Article IV, a Holder’s valid Certificate(s) shall be deemed to evidence such Holder’s right to receive the portion of the applicable Merger Consideration and the contingent portion of the Earnout Shares (as applicable) into which such Preferred Shares or Common Shares shall have been converted by the Second Merger. From and after the Effective Time, all previous Holders of Preferred Shares or Common Shares shall cease to have any rights as stockholders of the Company other than the right to receive the applicable Merger Consideration and the contingent right to receive Earnout Shares (as applicable) into which the shares have been converted pursuant to this Agreement upon the surrender of the Certificates, without interest. If, after the Effective Time, any Certificates formerly representing shares of Preferred Stock or Common Stock are presented to the Surviving Corporation, Monocle or the Exchange Agent for any reason, such Certificates shall be cancelled and exchanged as provided in this Article IV. From and after the Effective Time, there shall be no further registration of transfers of Preferred Shares or Common Shares on the stock transfer books of the Surviving Corporation.
(c)   Each Holder of In-the-Money SARs shall be entitled to receive from the Exchange Agent or the Surviving Corporation through the Surviving Corporation’s (or its Affiliate’s) payroll system, subject to withholding for Taxes, which amounts shall be paid by the Surviving Corporation to the applicable Governmental Authority, such portion of the applicable Merger Consideration to which such Holder is entitled pursuant to Section 4.1(b) with respect to all In-the-Money SARs held by such Holder.
(d)   Notwithstanding anything to the contrary contained herein, no fraction of a share of NewCo Common Stock will be issued by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of NewCo Common Stock (after aggregating all fractional shares of NewCo Common Stock that otherwise would be received by such holder) shall instead have the number of shares of NewCo Common Stock issued to such Person rounded up or down to the nearest whole share of NewCo Common Stock (with 0.5 of a share or greater rounded up).
4.4   Reserved.
4.5   Exchange Agent.   The Exchange Agent shall invest any cash included in the Funding Amount as directed by Monocle; provided, however, that no such investment or loss thereon shall affect the amounts payable to the Holders pursuant to this Article IV. Any interest or other income resulting from such investments shall be paid to Monocle, upon demand. Promptly following the date which is twelve (12) months after the Effective Time, Monocle shall instruct the Exchange Agent to deliver to Monocle any remaining portion of the Funding Amount, Letters of Transmittal, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder of a Certificate may look only to Monocle or the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such Holder may have the right to receive pursuant to this Article IV without any interest thereon.
4.6   Lost Certificate.   In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the delivery of the Letter of Transmittal, and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article IV.
4.7   No Liability; Withholding.
(a)   None of Monocle, NewCo, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(b)   Each of Monocle, NewCo, the Surviving Corporation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Holder pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Law. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction or withholding was made. Without limitation of the foregoing, such withholding (i) with respect to the payments to Holders of In-the-Money SARs described in Section 4.1(b)(iii)(A) shall be deducted solely from the cash payments described in Section 4.1(b)(iii)(A)(x) (and, to the extent such cash payments are insufficient to satisfy any such required withholding, any additional withholding shall be deducted from the applicable Holder’s first payroll payment (and, if necessary, any subsequent payroll payments) from the Surviving Corporation or its applicable Affiliate that is on or following the Effective Time in accordance with such Surviving Corporation’s or Affiliate’s ordinary payroll procedures), and (ii) with respect to any issuance of Earnout Shares to Holders of In-the-Money SARs (as described in Section 4.8) may be effectuated through any means established by NewCo and reasonably acceptable to the Holder Representative, including, without limitation, requiring cash payment of any such withholding by such Holders to the NewCo for remittance to the applicable Governmental Authority, a “net settlement” (or “cashless” settlement) procedure through which NewCo withholds a number of Earnout Shares from such Holder with a value equal to the applicable required withholding, additional payroll deductions for such withholding from any other compensation payable by NewCo or its Affiliates to such Holder, or any combination of the foregoing, in each case subject to applicable Law.
4.8   Earnout.
(a)   From and after the Closing until the fifth (5th) anniversary of the Closing Date (the “Earnout Period”), upon the occurrence of any of the following, NewCo shall issue up to an additional three million (3,000,000) shares of NewCo Common Stock (the “Earnout Shares”) to the Holders of Common Shares and the Holders of In-the-Money SARs that received a contingent right to receive Earnout Shares pursuant to Section 4.1(b)(ii) or Section 4.1(b)(iii), respectively (collectively, the “Earnout Holders”), as additional consideration for the Second Merger, fully paid and free and clear of all Liens other than Permitted Liens or Liens pursuant to any Contract to which an Earnout Holder is or may become a party:
(i)   if the NewCo Common Stock Price is greater than thirteen dollars and fifty cents ($13.50) (such share price as adjusted pursuant to this Section 4.8, the “Minimum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, one million five hundred thousand (1,500,000) shares of NewCo Common Stock (the “Minimum Target Earnout Shares”); and
(ii)   if the NewCo Common Stock Price is greater than fifteen dollars ($15.00) (such share price as adjusted pursuant to this Section 4.8, the “Maximum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, one million five hundred thousand (1,500,000) shares of NewCo Common Stock (the “Maximum Target Earnout Shares”) plus the Minimum Target Earnout Shares, if not previously issued.
(b)   From and after the First Merger Effective Time, NewCo shall reserve at all times a sufficient number of authorized and unissued shares of NewCo Common Stock necessary to issue the Earnout Shares. In the event that the Earnout Holders are entitled to any Earnout Shares, NewCo shall issue such Earnout Shares promptly and in any event within ten (10) Business Days after the date the Earnout Holders become entitled thereto. The Earnout Shares to be issued to the Earnout Holders hereunder, if any, when delivered, shall be duly authorized and validly issued, fully paid, and non-assessable, and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any options, warrants, calls, rights (including preemptive rights), the NewCo Governing Documents, commitments, or agreements to which NewCo is a party or by which it is bound. During the Earnout Period, NewCo shall use reasonable efforts (subject to the occurrence of a Liquidity Event) (i) to remain listed as a public company on, and to provide that the NewCo Common Stock (including, when issued the Earnout Shares) is tradable over, Nasdaq and (ii) to provide that the Earnout Shares, when issued, are approved for listing on Nasdaq.
(c)   If NewCo shall at any time during the Earnout Period pay any cash or in-kind dividend (other than any dividend in the form of additional shares of NewCo Common Stock, which dividend shall be governed by the immediately following sentence) on shares of NewCo Common Stock, then in each such case the Minimum Target (to the extent the Minimum Target Earnout Shares have not already been issued prior to the time of such dividend) and the Maximum Target (to the extent the Maximum Target Earnout Shares have not already been issued prior to the time of such dividend) shall be deemed to have been reduced for all purposes of this Agreement by the amount of such cash dividend or the fair market value of the in-kind dividend, as applicable, paid with respect to each share of NewCo Common Stock. If NewCo shall at any time during the Earnout Period pay any dividend on shares of NewCo Common Stock by the issuance of additional shares of NewCo Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of NewCo Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of NewCo Common Stock, then in each such case, (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of NewCo Common Stock (including any other shares so reclassified as NewCo Common Stock) outstanding immediately after such event and the denominator of which is the number of shares of NewCo Common Stock that were outstanding immediately prior to such event, and (ii) the NewCo Common Stock Price values set forth in Section 4.8(a)(i) and (ii) above shall be appropriately adjusted to provide to the Earnout Holders the same economic effect as contemplated by this Agreement prior to such event.
(d)   After the occurrence of the Minimum Target, NewCo shall issue to (i) the Holders of the Common Shares, the Minimum Target Earnout Shares equal to the Earnout Per Fully-Diluted Common Share and (ii) the Holders of the In-the-Money SARs, the Minimum Target Earnout Shares with respect to such In-the-Money SAR as set forth in Section 4.1(b)(iii).
(e)   After the occurrence of the Maximum Target, NewCo shall issue to (i) the Holders of the Common Shares, the Maximum Target Earnout Shares equal to the Earnout Per Fully-Diluted Common Share and (ii) the Holders of the In-the-Money SARs, the Maximum Target Earnout Shares with respect to such In-the-Money SAR as set forth in Section 4.1(b)(iii).
(f)   In the event that a Liquidity Event occurs during the Earnout Period:
(i)   if the Liquidity Event Consideration in such Liquidity Event is greater than the Minimum Target (but less than the Maximum Target) and the Minimum Target Earnout Shares have not already been issued, then the Minimum Target Earnout Shares shall be deemed issued and outstanding pursuant to and as contemplated by Section 4.8(a)(i) and Section 4.8(d), effective immediately prior to the consummation of such Liquidity Event and the holders thereof shall be entitled to receive the corresponding Liquidity Event Consideration; or

(ii)   if the Liquidity Event Consideration in such Liquidity Event is greater than the Maximum Target and the Maximum Target Earnout Shares have not already been issued, then the Minimum Target Earnout Shares (to the extent not already issued) and the Maximum Target Earnout Shares shall be issued, and the Maximum Target Earnout Shares and the Minimum Target Earnout Shares shall be deemed issued and outstanding pursuant to and as contemplated by Section 4.8(a) and Section 4.8(d) or Section 4.8(e), as applicable, effective immediately prior to the consummation of such Liquidity Event and the holders thereof shall be entitled to receive the corresponding Liquidity Event Consideration.
(g)   The “Earnout Per Fully-Diluted Common Share” means, with respect to each Common Share, a number of Earnout Shares equal to (A) (x) the Minimum Target Earnout Shares or the Maximum Target Earnout Shares, as applicable, minus (y) the SARs Earnout Shares divided by (B) (x) the Aggregate Fully-Diluted Common Shares.
(h)   The “SARs Earnout Shares” means the aggregate number of Minimum Target Earnout Shares or Maximum Target Earnout Shares, as applicable, that all Holders of the In-the-Money SARs have the contingent right to receive pursuant to Section 4.1(b)(iii).
(i)   “Liquidity Event” means:
(i)   The consummation of any merger, reorganization, or consolidation of NewCo that results in any Person or group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor rule) becoming the record or beneficial owner of more than fifty percent (50%) of the combined voting power of the voting securities of NewCo, Parent or the Surviving Corporation;
(ii)   The consummation of a sale or disposition by NewCo of all or substantially all of NewCo’s assets;
(iii)   The stockholders of NewCo approve a plan of complete liquidation or dissolution of NewCo; or
(iv)   The consummation of any transaction described in the foregoing clauses (i), (ii), or (iii) following which the voting securities of NewCo outstanding immediately prior thereto are no longer traded on a national securities exchange or registered under Section 12(b) or (g) of the Exchange Act.
(j)   “Liquidity Event Consideration” means the amount per share to be received by a holder of shares of NewCo Common Stock in connection with a Liquidity Event, with any non-cash consideration valued as determined by the value ascribed to such non-cash consideration in the definitive documents pursuant to which such Liquidity Event is to occur.
ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Schedules to this Agreement, the Company represents and warrants to the Monocle Parties as of the date hereof and as of the Closing as follows:
5.1   Corporate Organization of the Company.
(a)   The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.
(b)   A true and complete copy of the certificate of incorporation, certified by the Secretary of State of the State of Delaware, and a true and correct copy of the bylaws of the Company have been made available by the Company to Monocle and each is in full force and effect and the Company is not in violation of any of the provisions thereof.

(c)   The Company is duly licensed or qualified and, where applicable, in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
5.2   Subsidiaries.
(a)   The Subsidiaries of the Company are set forth on Schedule 5.2. The Subsidiaries have been duly incorporated, formed or organized and are validly existing and in good standing, where applicable, under the Laws of their respective jurisdiction of incorporation, formation or organization and have the power and authority to own or lease their respective properties and to conduct their respective businesses as they are now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)   True and complete copies of the organizational documents of the Subsidiaries of the Company have been made available to Monocle, and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.
5.3   Due Authorization.
(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and (subject to the approvals described in Section 5.5) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company Board and, except for the approval by stockholders of the Company holding a majority of the outstanding shares of Common Stock, no other corporate action on the part of the Company or any of its Subsidiaries is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   The Company Board has, by duly adopted resolutions, (i) approved this Agreement and the Second Merger and the transactions contemplated by this Agreement, (ii) determined that this Agreement the Second Merger and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders, (iii) directed that the adoption of this Agreement be submitted for Company Stockholder Approval and (iv) resolved to recommend that the Company Stockholders approve this Agreement, the Second Merger and the transactions contemplated by this Agreement.
5.4   No Conflict.   The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of, any applicable Law, or the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, or (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.5 or on Schedule 5.5 conflict with, violate or result in a breach of any provision of, any Contract required to be listed on Schedule 5.13(a) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, or terminate or result in a default (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any such Contract, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in the case of clause (b) above, to the extent that the occurrence of any of the foregoing would not be material to the Company and its Subsidiaries, taken as a whole.
5.5   Governmental Authorities; Consents.   Assuming the representations and warranties of Monocle contained in this Agreement are true, correct and complete and except as may result from any facts or circumstances relating solely to Monocle or any of its Affiliates (as opposed to any other Person), no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby (including approvals by the FAA, EASA, and any applicable foreign CAA or under any other Aviation Regulations), except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not be material to the Company and its Subsidiaries, taken as a whole, (c) as otherwise disclosed on Schedule 5.5, and (d) the filing of the Second Certificate of Merger in accordance with the DGCL.
5.6   Capitalization.
(a)   The authorized capital stock of the Company consists of (i) 200,000 shares of Preferred Stock, of which 200,000 shares of Preferred Stock are issued and outstanding as of the date of this Agreement and (ii) 50,000 shares of Common Stock, of which 50,000 shares of Common Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and issued in compliance with all applicable federal securities Laws. Set forth on Schedule 5.6(a) is a true, correct and complete list of each of the stockholders of the Company as of the date of this Agreement. Except as set forth in this Section 5.6(a), there are no other authorized, issued or outstanding classes of capital stock of the Company.
(b)   There are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Common Stock or the equity interests of any Subsidiary of the Company, or any other Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any such Subsidiary to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, other equity interests in or debt securities of, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into options, warrants, calls, rights, subscriptions or other securities, and (ii) other than the SARs and the agreements and documents relating thereto, no equity equivalents, equity appreciation rights, stock options, restricted stock or restricted stock units, phantom equity ownership interests, profits interests or similar rights in the Company or any of its Subsidiaries. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 5.6(b), there are no outstanding bonds, debentures, notes or other Funded Debt of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except for the Amended and Restated Stockholders Agreement and the Management Services Agreement, and as set forth on Schedule 5.6(b), none of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Common Stock or any other equity interests of the Company or any of its Subsidiaries.
(c)   Set forth on Schedule 5.6(c) is a true, correct and complete list of all the holders of SARs, including the number of SARs to which each such holder of SARs’ award agreement relates, and the applicable Grant Date and Grant Date Value Per Unit (as set forth on the applicable SAR Award Agreement).

(d)   Set forth on Schedule 5.6(d) is the capitalization of each direct and indirect Subsidiary of the Company, including the number of equity interests authorized, issued and outstanding (including the holder of any such equity interests) for each such Subsidiary. The outstanding shares of capital stock and other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 5.6(d), the Company or one or more of its wholly-owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock and other equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.
5.7   Financial Statements.
(a)   Attached as Schedule 5.7(a) are (i) the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, together with the auditor’s reports (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet and statements of income and cash flows of the Company and its Subsidiaries as of and for the six (6) months ended June 30, 2020 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 5.7(a), the Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in stockholders’ equity and cash flow of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items required by GAAP and for normal and recurring year-end adjustments that are not material).
(b)   The systems of internal accounting controls maintained by the Company and its Subsidiaries are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.
(c)   Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.
(d)   Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries.
(e)   When delivered pursuant to Section 9.3(b), the Audited Financial Statements for the years ended December 31, 2019 and December 31, 2018 will have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulations S-X under the Securities Act.
5.8   Undisclosed Liabilities. There is no material liability, debt or obligation of the Company or any of its Subsidiaries that would be required to be set forth on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP, except for liabilities, debts and obligations (a) as (and to the extent) reflected or reserved for on the Interim Financial Statements, (b) that have arisen since the date of the most recent balance sheet included in the Interim Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries consistent with past practice or (c) incurred in connection with the transactions contemplated by this Agreement.
5.9   AerLine Financial Statements; Undisclosed Liabilities.
(a)   Attached as Schedule 5.9(a) are (i) the unaudited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of AerLine and its Subsidiaries as of and for the year ended December 31, 2018, (ii) the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of AerLine and its Subsidiaries as of and for the years ended December 31, 2017 and December 31, 2016 and (iii) the unaudited consolidated balance sheet and statements of income and cash flows of AerLine and its Subsidiaries as of and for the nine (9) months ended September 30, 2019 (the “AerLine Interim Financial Statements” and, together with financial statements described in subsection (i) and (ii) hereto, the “AerLine Financial Statements”). Except as set forth on Schedule 5.9(a), the AerLine Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in stockholders’ equity and cash flow of AerLine and its Subsidiaries as of the dates and for the periods indicated in such AerLine Financial Statements in conformity with GAAP (except for the absence of footnotes and other presentation items required by GAAP and for normal and recurring year-end adjustments that are not material).
(b)   The systems of internal accounting controls maintained by AerLine and its Subsidiaries are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.
(c)   Neither AerLine nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among AerLine and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, AerLine or any of its Subsidiaries in the AerLine Financial Statements.
(d)   Neither AerLine nor any of its Subsidiaries has received from any employee of AerLine or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of AerLine or any of its Subsidiaries.
(e)   Except as set forth on Schedule 5.9(e), there is no material liability, debt or obligation of AerLine or any of its Subsidiaries that would be required to be set forth on a balance sheet of AerLine and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP, except for liabilities, debts and obligations as (and to the extent) reflected or reserved for on the AerLine Interim Financial Statements.
5.10   Litigation and Proceedings. Except as set forth on Schedule 5.10, since January 1, 2016 there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, (i) material Actions against the Company or any of its Subsidiaries, or (ii) investigations before or by any Governmental Authority against the Company or any of its Subsidiaries or AerLine. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary is subject to any Governmental Order. Since January 1, 2016, there have not been any, and there are currently no pending or, to the knowledge of the Company, threatened, product liability, manufacturing or design defect, warranty, field repair, product-related or other claims (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (x) services rendered by the Company or any of its Subsidiaries or (y) the sale, distribution or manufacturing of products by the Company or any of its Subsidiaries, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
5.11   Compliance with Laws.
(a)   Except with respect to matters set forth on Schedule 5.11, the Company, its Subsidiaries and AerLine are, and since January 1, 2016 have been, in compliance with all applicable Laws in all material respects. Since January 1, 2016, none of the Company or any of its Subsidiaries or AerLine has received any written notice from any Governmental Authority of a violation of any applicable Law.
(b)   Since January 1, 2016, (i) none of the Company, any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries, in their capacity as such, has violated in any material respect any Law applicable to the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any applicable Laws or has been subjected to, or received any written or, to the knowledge of the Company, oral notification regarding, any investigation by a Governmental Authority for actual or alleged violation of any applicable Law, and (iii) neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Law.
5.12   Product Warranty; Aviation Regulation Compliance.
(a)   (i) Each product manufactured, sold, leased, licensed, delivered, serviced or repaired by the Company or any of its Subsidiaries has been in compliance with all applicable contractual specifications and all warranties made by the Company or any of its Subsidiaries (except to the extent non-conformity is consented to by a customer); (ii) neither the Company nor any of its Subsidiaries has received a claim, and to the knowledge of the Company, there are no threatened claims for replacement or repair thereof or other damages in connection therewith, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; and (iii) all Parts Manufacturer Approvals (“PMAs”) required for products manufactured, sold, leased, or licensed by the Company or any of its Subsidiaries are currently in effect, and such effectiveness will not be impaired by the consummation of the transactions contemplated in this Agreement.
(b)   The Company and each of its Subsidiaries (i) is and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws prescribed by the U.S. Federal Aviation Administration (“FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, collectively, “Aviation Regulations”), (ii) other than routine inspections that are not the result of any potential non-compliance in the ordinary course of business, is not subject to any ongoing investigation and has not made voluntary disclosures with respect to potential violations of any Aviation Regulations and (iii) since January 1, 2016, has not been cited by the FAA or foreign aviation authorities for any discrepancies or violations. Since January 1, 2016, all maintenance and repair work performed by the Company and each of its Subsidiaries has been performed, inspected and released in accordance with the applicable Aviation Regulations in all material respects.
(c)   Since January 1, 2016, other than routine inspections, there have been no penalties imposed upon or other adverse action taken against, or, to the knowledge of the Company or any of its Subsidiaries, investigations of, the Company or any of its Subsidiaries by a Governmental Authority with respect to the Company’s operations subject to Aviation Regulations.
(d)   Schedule 5.12(d) sets forth a complete and accurate list of the (i) any air agency or repair station certificates issued to the Company or its Subsidiaries by the FAA (or any foreign aviation authority) certifying the Company or its Subsidiaries as an approved Maintenance Organization; (ii) Supplemental Type Certificates (“STCs”) issued to the Company or its Subsidiaries by the FAA (or any foreign aviation authority); and (iii) PMAs issued to the Company or its Subsidiaries by the FAA (or any foreign aviation authority).

5.13   Contracts; No Defaults.
(a)   Schedule 5.13(a) contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement or as of the date specified (if applicable), the Company or any of its Subsidiaries is a party. True and correct copies of the Contracts listed on Schedule 5.13(a) have been delivered to or made available to Monocle or its agents or representatives:
(i)   each employment Contract with any officer of the Company or one of its Subsidiaries that provides for annual base compensation in excess of $200,000;
(ii)   each employee collective bargaining Contract (a “Labor Contract”);
(iii)   any Contract with a customer or vendor (other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business) listed on Schedule 5.25;
(iv)   (A) any Contract under which the Company or any of its Subsidiaries has granted to a third party any license under Intellectual Property owned by and material to the Company or any of its Subsidiaries, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, or (B) any Contract pursuant to which the Company or any of its Subsidiaries licenses from a third party Intellectual Property, other than (x) shrink-wrap, click-wrap and off-the-shelf software licenses, and (y) any other licenses of software that are commercially available to the public generally, with one-time or annual license, maintenance, support and other fees less than $100,000;
(v)   any Contract that (A) contains a covenant not to compete in any line of business or solicit persons for employment (other than non-disclosure agreements, confidentiality agreements entered into in the ordinary course of business), (B) grants exclusive or preferential rights or “most favored nations” status to any person, or (C) obligates the Company or any of its Subsidiaries to purchase or obtain a minimum or specified amount of any product or service in excess of $100,000 in the aggregate, in each case that is applicable to the Company or any of its Subsidiaries;
(vi)   any Contract with any Governmental Authority;
(vii)   any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for money borrowed (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets, whether tangible or intangible, to secure any indebtedness for money borrowed, or (C) extended credit to any Person (other than (I) intercompany loans and advances and (II) customer payment terms in the ordinary course of business consistent with past practice);
(viii)   any Contract authorizing the Company or any of its Subsidiaries to manufacture parts pursuant to a PMA granted by the FAA (including any manufacturing license agreement with an original equipment manufacturer) or pursuant to which the Company or any of its Subsidiaries licenses to other entities the right to produce products under the authority of a STC held by the Company or any of its Subsidiaries;
(ix)   any Affiliate Agreement;
(x)   each Contract relating to any currently planned business acquisition by the Company or any of its Subsidiaries or any completed business acquisition since January 1, 2016;
(xi)   as of the date that is two (2) Business Days prior to the date hereof, each Contract pursuant to which the Company or any of its Subsidiaries leases any aircraft or aircraft engine; provided, that the Company has not, since the date that is two (2) Business Days prior to the date hereof, entered into a Contract pursuant to which the Company or any of its Subsidiaries leases any aircraft or aircraft engine outside of the ordinary course of business consistent with past practice;

(xii)   any Contract establishing any joint venture, strategic alliance, partnership or other collaboration;
(xiii)   any Contract entered into since July 1, 2016 involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any material ongoing obligations (either monetary or non-monetary);
(xiv)   any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company;
(xv)   any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person except for Contracts entered into in the ordinary course of business consistent with past practice the primary purpose of which is not indemnification and which such indemnification obligations would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;
(xvi)   any Contract of the Company (other than any Company Benefit Plan) involving aggregate consideration in excess of $500,000 per year and which cannot be cancelled or terminated by the Company without penalty or without more than 90 days’ notice; and
(xvii)   any Contract that relates to the acquisition or disposition of any equity interests in or assets or properties of the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which (A) payment obligations by or to the Company or any of its Subsidiaries remain outstanding or (B) any earn-out, indemnification, deferred or contingent payment obligations remain outstanding (excluding acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business consistent with past practice or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of the Company’s business).
(b)   Except as set forth on Schedule 5.13(b), (i) as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.13(a) are in full force and effect and represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, except in each case as the same may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) none of the Company or any of its Subsidiaries is as of the date of this Agreement in material breach of or material default under any such Contract, (iii) other than past due payments in an amount less than or equal to $300,000, as of the date of this Agreement and to the knowledge of the Company, no other party to any such Contract is in material breach of or material default under such Contract, (iv) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, and (v) no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or any Subsidiary of the Company party thereto (in each case, with or without notice or lapse of time or both, and excluding the effects of consummation of the Second Merger on the Credit Documents).
5.14   Company Benefit Plans.
(a)   Schedule 5.14(a) sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan. A “Company Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any other plan, policy, program, arrangement or agreement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or individual independent contractor of the Company or any of its

Subsidiaries, in each case, (i) that is maintained, sponsored, or contributed to by the Company or any of its Subsidiaries or (ii) under which the Company or any of its Subsidiaries has any obligation or liability. As of the date hereof, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish any new Company Benefit Plan or modify any existing Company Benefit Plan.
(b)   With respect to each Company Benefit Plan, the Company has delivered or made available to Monocle copies of, if applicable, (i) such Company Benefit Plan (or, if oral, a written summary thereof) and any trust or funding agreement related thereto, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service, (iv) the two (2) most recent actuarial valuations and financial statements, (v) all material non-routine correspondence with any Governmental Authority regarding such Company Benefit Plan, and (vi) the most recent determination or opinion letter issued by the Internal Revenue Service. All forms, reports, or returns required to be filed with the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to any Company Benefit Plan have been timely and properly filed.
(c)   Each Company Benefit Plan has been established, maintained, and administered in material compliance with its terms and all applicable Laws, including ERISA, the Code, and the Patient Protection and Affordable Care Act (as amended). All contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made. Each Company Benefit Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Monocle, the Company or its Subsidiaries, or any Affiliate of the foregoing (subject to applicable Laws).
(d)   Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Nothing has occurred to cause the disqualification of any such Company Benefit Plan that is intended to be so qualified and no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA, has occurred with respect to any Company Benefit Plan.
(e)   None of the Company, any of its Subsidiaries, or any trade or business (whether or not incorporated) that is treated as a “single employer” together with, or under “common control” or part of a “controlled group” with, any of the foregoing (within the meaning of Section 414(b), (c), (m), or (o) of the Code) sponsors, maintains, contributes to, or has any liability in respect of, or at any time in the six (6) years preceding the date hereof has sponsored, maintained, contributed to, or had any liability in respect of, (i) an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA), that is subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “multiple employer plan” (as described in Section 210 of ERISA). No Company Benefit Plan provides any post-termination or retiree life insurance, health insurance, or other employee welfare benefits to any Person, except as may be required by COBRA or similar applicable state Law.
(f)   As of the date hereof, (i) no actions, suits, or material claims (other than routine claims for benefits in the ordinary course of business) with respect to the Company Benefit Plans are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) there are no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened by the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to any Company Benefit Plan.
(g)   No Company Benefit Plan is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) or provides a “gross up” for any taxes, penalties, or interest incurred under Section 409A of the Code. Each SAR (i) has an exercise or “strike” price that is not less than the fair market value of the underlying equity as of the date such SAR was granted and (ii) has been properly accounted for in accordance with GAAP in the Financial Statements.
(h)   Except as disclosed on Schedule 5.14(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise), becoming due to any employee or individual independent contractor of the Company or any of its Subsidiaries, (ii) result in any forgiveness of indebtedness to any employee or individual independent contractor of the Company or any of its Subsidiaries, (iii) increase any benefits otherwise payable by the Company or any of its Subsidiaries, (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code, or require the funding of any Company Benefit Plan, or (v) result in or satisfy a condition to the payment or vesting of any compensation or benefit (or any acceleration of the foregoing) that would, in combination with any other such payment, benefit, or acceleration, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code. There is no agreement, plan, arrangement, or other contract by which the Company or any of its Subsidiaries is bound to compensate any Person for excise Taxes pursuant to Section 4999 of the Code.
5.15   Labor Matters.
(a)   Schedule 5.15(a) contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date hereof, which includes the following information with respect to each such employee: (i) the employee’s name, (ii) the position held by the employee, (iii) the employee’s principal location of employment and the name of the applicable employer entity, (iv) the employee’s base salary, target bonus and 2019 bonus paid and 2020 bonus accrued as of June 30, 2020, (v) the employee’s date of hire and service period for the purpose of employee-related entitlements and (vi) the employee’s accrued leave entitlements.
(b)   Neither the Company nor any of its Subsidiaries is a party to any Labor Contract applicable to persons employed by the Company or any of its Subsidiaries, nor are there any such employees represented by a works council or a labor organization or activities or proceedings of any labor union to organize any such employees. Each of the Company and the Subsidiaries of the Company (i) is, and has been since January 1, 2016, in compliance in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, and wages and hours, (ii) has not received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board (or its equivalent in the relevant jurisdiction) that remains unresolved, (iii) is not currently experiencing and has not received any current written threat of, and does not otherwise reasonably anticipate, any strike, labor dispute, slowdown, or work stoppage by employees of the Company or any of its Subsidiaries, (iv) there are no actions, suits, material claims, material labor disputes, material grievances, audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened relating to any labor matters involving any employee or service provider of the Company or any of its Subsidiaries and (v) neither the Company nor any of its Subsidiaries has (x) taken any action since January 1, 2016 which would constitute a “plant closing” or “mass lay-off” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or similar Law (collectively, “WARN”) or issued any notification of a plant closing or mass lay-off required by WARN, or (y) incurred any liability or obligation under WARN that remains unsatisfied. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages. Neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider, except, in each case, any such liability that would not be material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, since January 1, 2016: (x) no employee of the Company or its Subsidiaries has made written allegations of sexual harassment against (A) any officer or director of the Company or its Subsidiaries or (B) any employee of the Company or its Subsidiaries who, directly or indirectly, supervises at least ten (10) other employees of the Company or its Subsidiaries, and (y) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to sexual harassment or sexual misconduct by an employee, individual independent contractor, director, officer, or other representative of the Company or its Subsidiaries.
5.16   Taxes.
(a)   All Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been filed in a timely manner (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.
(b)   The Company and its Subsidiaries have paid all income and other material Taxes (whether or not shown on any Tax Return) which are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.
(c)   Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.
(d)   All material Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.
(e)   No deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for such deficiencies that have been satisfied by payment, settled or withdrawn. No audit or other proceeding by any Governmental Authority is in progress with respect to any Taxes due from the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.
(f)   Neither the Company nor any of its Subsidiaries has received a written claim that has not been finally resolved to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Company or such Subsidiary has not paid Taxes or filed Tax Returns.
(g)   Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. No power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force. Neither the Company nor any of its Subsidiaries has executed or filed with any Governmental Authority any Contract or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax, which extension is currently in effect.
(h)   Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts not primarily related to Taxes.
(i)   Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.
(j)   Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group, other than the Affiliated Group for which the Company is currently the common parent.

(k)   The Company is not and has not been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(l)   Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) any change in method of accounting for a taxable period ending on or prior to the Closing; (B) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (C) any installment sale or open transaction disposition made on or prior to the Closing; (D) any prepaid amount received on or prior to the Closing; or (E) Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).
(m)   Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder.
(n)   Neither the Company nor any of its Subsidiaries is a party to a gain recognition agreement under Section 367 of the Code that is currently in effect.
(o)   The Company has made available to Monocle, or its representatives or advisers: (i) the estimated basis of the Company and each Subsidiary in their respective assets (including any intangible assets) as of December 31, 2019, (ii) the Company’s estimated basis in the stock of each Subsidiary (or the amount of any excess loss account) as of December 31, 2019, and (iii) all income, franchise, gross receipts, excise, VAT, sales and use, personal property and state unemployment Tax Returns filed by the Company or any Subsidiary after December 31, 2015.
Notwithstanding anything contained in this Agreement to the contrary, this Section 5.16 and Section 5.14(b) contain the only representations and warranties of the Company and its Subsidiaries with respect to Tax matters.
5.17   Brokers’ Fees.   Except as set forth on Schedule 5.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.
5.18   Insurance.   Schedule 5.18 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies have been made available to Monocle. With respect to each such insurance policy listed on Schedule 5.18, as of the date hereof: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (iv) no written notice of cancellation or termination has been received other than in connection with ordinary renewals. Since January 1, 2016, no insurance carrier on any such policy has denied coverage for any material claim asserted by the Company.
5.19   Real Property; Assets.
(a)   Neither the Company nor any of its Subsidiaries owns any real property.

(b)   Schedule 5.19(b) sets forth a complete and accurate list of all Leased Real Property. Each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of the Company or any such Subsidiary, as applicable, and, to the knowledge of the Company, is (i) a legal, valid, binding and enforceable obligation of the other parties thereto, and (ii) in full force and effect. The Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession under all Leased Real Property. Neither the Company nor any of its Subsidiaries is in material breach or material default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto. Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect. Neither the Company nor any of its Subsidiaries have collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for the Permitted Liens, there exist no Liens affecting the Leased Real Property created by, through or under the Company or any of its Subsidiaries.
(c)   There are no pending or, to the knowledge of the Company, threatened Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in relation to such Action or proceeding.
(d)   Except for Permitted Liens, the Company and each of its Subsidiaries have good and valid title to the material assets of the Company and such Subsidiary. The assets of the Company and its Subsidiaries to be acquired by Monocle pursuant to this Agreement constitute all material assets used or held for use by the Company and its Affiliates in, and necessary and sufficient for the operation of the businesses of the Company and its Subsidiaries as presently operated.
5.20   Environmental Matters.   Except as set forth on Schedule 5.20:
(a)   the Company and its Subsidiaries are, and at all times since January 1, 2016 have been, in compliance with all Environmental Laws in all material respects, and there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit;
(b)   there has been no Release of, or exposure to, any Hazardous Materials by the Company or any of its Subsidiaries at, in, on or under any Leased Real Property, at, in, on or under either any formerly owned or operated real property during the time that the Company operated such property or, to the knowledge of the Company, at any off-site location to which Hazardous Materials generated by the Company were sent for treatment, recycling, storage or disposal, except for any such Release or exposure that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;
(c)   no notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(d)   neither the Company nor any of its Subsidiaries is subject to any material Governmental Order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;
(e)   no material Action is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law; and
(f)   copies of all material written reports, notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its

Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to Monocle.
5.21   Absence of Changes.
(a)   From December 31, 2019 to the date of this Agreement, there has not been any Material Adverse Effect.
(b)   Except as set forth on Schedule 5.21(b) or as expressly contemplated by this Agreement, since December 31, 2019, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice and (ii) have not taken any action that would violate Section 7.1 (other than Section 7.1(u)) if such action had been taken after the date of this Agreement.
5.22   Affiliate Agreements.   Except for the Amended and Restated Stockholders Agreement and the Management Services Agreement, any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the ordinary course of business by the Company or any of its Subsidiaries consistent with past practice) and as set forth on Schedule 5.22, no officer or director of the Company or any of its Subsidiaries or Affiliates or AerLine, and no Company Stockholder is a party to any Contract or business arrangement with the Company, any of its Subsidiaries or AerLine or has any interest in any of the assets of the Company, other than in connection with such Person’s pro rata ownership of equity securities in the Company, if applicable (each such Contract or business arrangement, an “Affiliate Agreement”).
5.23   Intellectual Property.
(a)   Schedule 5.23(a)(i) contains a list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) Internet domain name registrations, and (iv) copyright registrations, in each case, that are owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Registered Intellectual Property”), including, for items referred to in (i), (ii) and (iv) above, (A) the current owner or registrant, (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration or issue number and (D) the applicable application, registration or issue date. Each item of Registered Intellectual Property is solely and exclusively owned by either the Company or one of its Subsidiaries, free and clear of any Liens (other than Permitted Liens). Each item of Registered Intellectual Property (x) has not been abandoned or cancelled (y) has been maintained effective by all requisite filings, renewals and payments and (z) remains in full force and effect. No Action is pending or, to the knowledge of the Company, threatened, that challenges the validity, ownership or enforceability of any Registered Intellectual Property.
(b)   The Company and its Subsidiaries use commercially reasonable efforts to maintain and protect the confidentiality of all material trade secrets owned by the Company and its Subsidiaries, including maintaining policies requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such Intellectual Property. There has been no unauthorized disclosure of any material trade secrets or confidential information owned by the Company. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not result in the loss, termination, or impairment of any rights of the Company or any of its Subsidiaries in any material Intellectual Property.
(c)   Neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any third party’s Intellectual Property rights in any material respect. No Action is pending or, to the knowledge of the Company, has been threatened since January 1, 2016, alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries. No third party is infringing, misappropriating or otherwise violating the Intellectual Property owned by the Company or any of its Subsidiaries in any material respect.

(d)   All employees, independent contractors and consultants who contributed to the discovery, creation or development of any material Intellectual Property transferred all of their rights and interest in such Intellectual Property to the Company or one of its Subsidiaries pursuant to written agreements, the work-for-hire doctrine or other conveyance of rights. No such employee, independent contractor or consultant has asserted any right, license, claim or interest whatsoever in or with respect to any such Intellectual Property.
(e)   The Company and its Subsidiaries have in place commercially reasonable measures to (i) protect the confidentiality, integrity and security of the information technology systems under their control and used in the operation of their businesses (the “Company IT Systems”), and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption and such measures include commercially reasonable safeguards designed to protect against unauthorized access to, and unauthorized use, alteration, disclosure or distribution of Personal Information (“Information Security Program”). Since January 1, 2016, there has been no security breach or unauthorized access to the Company IT Systems that has resulted in the unauthorized access, use, disclosure, modification, corruption, or encryption of any material data or information, or any Personal Information, stored therein.
(f)   Since January 1, 2016, neither the Company nor any of its Subsidiaries has suffered a Data Breach. Since January 1, 2016, the Company has not notified, and to the knowledge of the Company has not been required to notify, any Person or Governmental Authority of any Data Breach.
(g)   Except as set forth on Schedule 5.23(g), the Company requires third parties that have access to the Company’s and its Subsidiaries’ information technology systems or personal data to comply with the Information Security Program.
5.24   Permits.   The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Material Permits”). As of the date hereof, except as would not be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries, (c) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation or termination of any Material Permit, and (d) each of the Company and each of its Subsidiaries is, and has been since January 1, 2016, in compliance with all Material Permits applicable to the Company or such Subsidiary. The consummation of the transactions contemplated by this Agreement will not cause the revocation, modification or cancellation of any Material Permit, except for any such revocation, modification or cancellation that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
5.25   Customers and Vendors.   Schedule 5.25 sets forth a complete and accurate list of (a) the fifteen (15) largest customers of the Company, together with its Subsidiaries, and (b) the fifteen (15) largest vendors of the Company, together with its Subsidiaries, (with respect to customers, based on the consolidated revenues of the Company and its Subsidiaries, and with respect to vendors based on the amount of fees paid by the Company and its Subsidiaries) for the twelve (12) month period ended December 31, 2019. As of the date of this Agreement, the Company has not received written or, to the knowledge of the Company, oral, notice from any of such customers or vendors stating the intention of such Person to (a) cease doing business with the Company or its Subsidiaries, as applicable or (b) change, in a manner materially adverse to the Company and its Subsidiaries, the relationship of such Person with the Company and its Subsidiaries.
5.26   Certain Business Practices; Anti-Corruption.
(a)   (i) The Company and its Subsidiaries are, and in the past five (5) years have been, in full compliance with Anti-Corruption Laws; and (ii) neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ respective officers, directors, employees or, to the knowledge of the Company, any agents, distributors, consultants or independent contractors acting on behalf of the Company or any of its Subsidiaries has directly or indirectly: (a) violated any applicable Anti-Corruption Laws; (b) made, promised, or authorized or offered to make, promise or authorize the payment of money or anything of value, directly or indirectly to any official of any Governmental Authority to: (1) improperly influence any act or decision of such official in his official capacity, (2) induce a person to do or omit to do any act in violation of a lawful duty, or (3) secure any improper benefit, advantage or favor; or (c) made, promised, or authorized or offered the payment of money or anything of value to any Person that would otherwise constitute a bribe, kickback or other illegal payment or benefit in violation of the Anti-Corruption Laws. The Company and its Subsidiaries maintain a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and to prevent and detect violations of Anti-Corruption Laws.
(b)   In the past five (5) years, neither the Company, nor any of its Subsidiaries, nor, to the knowledge of the Company, any agents, distributors, consultants or independent contractors acting on behalf of the Company or any of its Subsidiaries (i) is or has been the subject of a claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws, irrespective of whether or not such notice, other communication, or voluntary disclosure, has been resolved.
5.27   Sanctions and Trade Control.
(a)   Neither of the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ respective officers, directors, employees or, to the knowledge of the Company, agents, distributors, consultants or independent contractors, is a Person that itself is, or that is directly or indirectly owned fifty percent (50%) or more or controlled by one or more Persons, individually or in the aggregate that are: (i) located, organized or resident in a country or territory that is, or whose government is, the target of any Sanctions and Trade Control Laws (presently, Cuba, Iran, North Korea, Syria and the region of Crimea); or (ii) otherwise the target of any Sanctions and Trade Control Laws (including any list-based sanctions or restrictions) ((i) and (ii) collectively, the “Target of Sanctions and Trade Control Laws”).
(b)   The Company and its Subsidiaries are, and for the past five (5) years have been, in compliance with all applicable Sanctions and Trade Control Laws. None of the Company, any of its Subsidiaries, any of the Company’s or its Subsidiaries’ respective officers, directors, employees or, to the knowledge of the Company, agents, distributors, consultants or independent contractors has, within the past five (5) years directly or indirectly (i) conducted any business in or for the benefit of Cuba, Iran, Myanmar, North Korea, Sudan, Syria and the region of Crimea, unless authorized to do so under U.S. Law or by an appropriate U.S. Governmental Authority, or (ii) engaged in any transaction, activity or conduct with or for the benefit of any Person that is the Target of Sanctions and Trade Control Laws, unless authorized to do so under U.S. Law or by an appropriate U.S. Governmental Authority, if applicable, and by other applicable Governmental Authorities.
(c)   Neither the Company, nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective agents, distributors, consultants or independent contractors (i) is or has within the past five (5) years been the subject of a claim or allegation relating to any potential violation of the Sanctions and Trade Control Laws or (ii) has, in the past five (5) years, received any notice or other communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Sanctions and Trade Control Laws, irrespective of whether or not such notice, other communication, or voluntary disclosure, has been resolved.
(d)   The Company and its Subsidiaries maintain a system or systems of internal controls reasonably designed to (i) ensure compliance with the Sanctions and Trade Control Laws and (ii) prevent and detect violations of the Sanctions and Trade Control Laws.

5.28   Company Transaction Expenses.   Schedule 5.28 sets forth a complete and correct list, as of the date of this Agreement, of the Company Transaction Expenses incurred and reasonably anticipated to be incurred through the Closing.
5.29   Registration Statement and Proxy Statement.   On the date the Proxy Statement is first mailed to Monocle’s stockholders, and at the time of the Monocle Stockholders’ Meeting, none of the information furnished by or on behalf of the Company or the Holder Representative in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement (a) that is modified in any material respect by any Monocle Party or any of their respective Affiliates or representatives without the Company’s prior written approval or (b) in reliance upon and in conformity with information furnished in writing by or on behalf of any Monocle Party or any of their respective Affiliates specifically for inclusion in the Registration Statement or Proxy Statement.
5.30   No Additional Representations and Warranties; No Outside Reliance.   Except for the express representations and warranties provided in this Article V (including the Schedules), and the representations and warranties as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby to any Monocle Party. Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to any Monocle Party or any other Person (including information in the “data site” maintained by or on behalf of the Company or provided in any formal or informal management presentation) except for the representations and warranties made by the Company to the Monocle Parties in this Article V (including the Schedules). Each of the Company and its Subsidiaries hereby expressly disclaims any representations or warranties other than those expressly given by the Company in this Article V (as modified by the Schedules), and as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS ARTICLE V (INCLUDING THE SCHEDULES), THE COMPANY MAKES NO OTHER REPRESENTATIONS OR WARRANTIES TO THE MONOCLE PARTIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE. The Company acknowledges and agrees that, except for the representations and warranties contained in Article VI (as modified by the Schedules), none of the Monocle Parties or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding any of the Monocle Parties or the transactions contemplated hereunder, including in respect of the Monocle Parties, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article VI (as modified by the Schedules). The Company is not relying on any representations or warranties other than those representations or warranties set forth in Article VI (as modified by the Schedules).
ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF THE MONOCLE PARTIES
Except as set forth in the Schedules to this Agreement, Monocle represents and warrants to the Company as of the date hereof and as of the Closing as follows:

6.1   Corporate Organization.
(a)   Each of the Monocle Parties and Parent have been duly incorporated, organized or formed and is validly existing and in good standing under the Laws of the State of Delaware and have the corporate or limited liability company power and authority to own or lease its properties and to conduct its business as it is now being conducted.
(b)   A true and complete copy of the certificate of incorporation or certificate of formation, as applicable, of each Monocle Party and Parent, each certified by the Secretary of State of the State of Delaware, and a true and correct copy of the bylaws or operating agreement, as applicable, of each Monocle Party and Parent have been made available by Monocle to the Company and each is in full force and effect and each of the Monocle Parties or Parent are not in violation of any of the provisions thereof.
(c)   Each of the Monocle Parties and Parent are duly licensed or qualified and, where applicable, in good standing as a foreign corporation or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable.
6.2   Due Authorization.
(a)   Each of the Monocle Parties has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors, board of managers or managing member, as applicable, of each Monocle Party, and no other corporate action or limited liability company action, as applicable on the part of any Monocle Party is necessary to authorize this Agreement (other than (x) the Monocle Stockholder Approval, (y) the adoption of this Agreement by NewCo in its capacity as the sole stockholder of Merger Sub 1 and Parent in its capacity as the sole member of Merger Sub 2, which adoptions will occur immediately following execution of this Agreement by Merger Sub 1 and Merger Sub 2, respectively, and (z) the adoption of this Agreement by Monocle in its capacity as the sole stockholder of NewCo, which adoption will occur immediately following the execution of this Agreement by NewCo). This Agreement has been duly and validly executed and delivered by each of the Monocle Parties and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of the Monocle Parties, enforceable against each of the Monocle Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   The affirmative vote of the holders of a majority of the outstanding shares of Monocle Common Stock entitled to vote at the Monocle Stockholders’ Meeting, assuming a quorum is present, to approve the Merger Proposals are the only votes of any of Monocle’s capital stock necessary in connection with the entry into this Agreement by the Monocle Parties, and the consummation of the transactions contemplated hereby, including the Closing.
(c)   At a meeting duly called and held, the board of directors of Monocle has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Monocle’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the Trust Account; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the Pre-Closing Monocle Holders approval of the transactions contemplated by this Agreement.
6.3   No Conflict.   Except as set forth on Schedule 6.3, the execution and delivery of this Agreement by the Monocle Parties and the consummation of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of any applicable Law, or the certificate of incorporation, bylaws or other organizational documents of any Monocle Party or any Subsidiary of any Monocle Party (including Parent), or (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.5 or on Schedule 6.5, conflict with, violate or result in a breach of any provision of any Contract to which any Monocle Party or any Subsidiary of any Monocle Party (including Parent) is a party or by which any Monocle Party or any Subsidiary of any Monocle Party (including Parent) is bound, or terminate or result in a default (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any Contract, or result in the creation of any Lien upon any of the properties or assets of any Monocle Party or any Subsidiary of any Monocle Party (including Parent) or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Monocle Party to enter into and perform its obligations under this Agreement.
6.4   Litigation and Proceedings.   There are no Actions (other than investigations), or, to the knowledge of Monocle, investigations, pending before or by any Governmental Authority or, to the knowledge of Monocle, threatened, against any Monocle Party or Parent that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Monocle Party to enter into or perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon any Monocle Party that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Monocle Party to enter into or perform its obligations under this Agreement.
6.5   Governmental Authorities; Consents.   Assuming the representations and warranties of the Company contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of any Monocle Party with respect to any Monocle Party’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and (b) as otherwise disclosed on Schedule 6.5.
6.6   Monocle Capitalization.
(a)   The authorized capital stock of Monocle consists of (i) 5,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding as of the date hereof and (ii) 200,000,000 shares of Monocle Common Stock, of which 22,280,000 shares of Monocle Common Stock are issued and outstanding as of as of the date hereof. As of the date hereof, there are 17,967,500 shares of Monocle Common Stock reserved for issuance upon exercise of Monocle Warrants. The authorized capital stock of NewCo consists of (x) 5,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding and (y) 200,000,000 shares of NewCo Common Stock, of which 1 is issued and outstanding as of the date hereof. All of the issued and outstanding shares of Monocle Common Stock, preferred stock of Monocle and NewCo Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. At the First Merger Effective Time, the authorized capital stock of NewCo will consist of (i) 5,000,000 shares of preferred stock, of which no shares of preferred stock will be issued and outstanding and (ii) 200,000,000 shares of NewCo Common Stock.
(b)   Except for the Monocle Warrants or as set forth on Schedule 6.6(b), there are no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Monocle Common Stock or NewCo Common Stock or the equity interests of Monocle or NewCo, or any other Contracts to which Monocle or NewCo is a party or by which Monocle or NewCo is bound obligating Monocle or NewCo to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, other equity interests in or debt securities of, Monocle or NewCo to grant, extend or enter into options, warrants, calls, rights, subscriptions or other securities. Other than the Monocle Stockholder Redemption Right, there are no outstanding contractual obligations of Monocle or NewCo to repurchase, redeem or otherwise acquire any securities or equity interests of Monocle or NewCo.

(c)   The NewCo Common Stock to be issued to the Holders or the holders of Monocle Common Stock hereunder upon the Closing will be duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with all applicable federal securities Laws and will not be subject to, and not issued in violation of the NewCo Governing Documents, any subscriptions, calls, options, warrants, rights (including preemptive rights), commitments or Contracts to which NewCo is a party or by which NewCo is bound.
6.7   Business Activities.
(a)   Since its organization, Monocle has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Monocle Governing Documents, there is no agreement, commitment, or Governmental Order binding upon Monocle or to which Monocle is a party which has or would reasonably be expected to have the effect of prohibiting or impairing the acquisition of the Company by Monocle or the conduct of business by Monocle as currently conducted or as contemplated to be conducted as of the Closing other than such effects which have not had and, would not reasonably be expected to have, a material adverse effect on the ability of Monocle to enter into and perform its obligations under this Agreement.
(b)   Except for this Agreement and the transactions contemplated hereby, Monocle does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity which could reasonably be interpreted as constituting a Business Combination.
(c)   NewCo, Parent, Merger Sub 1 and Merger Sub 2 were formed solely for the purpose of effecting the transactions contemplated by this Agreement and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the First Merger Effective Time except as expressly contemplated by this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d)   Except for this Agreement, and the agreements expressly contemplated hereby, as set forth on Schedule 6.7(d) or that would constitute Outstanding Monocle Expenses, none of the Monocle Parties is, and no Monocle Party has at any time been, party to any Contract with any Person that would require payments by Monocle in excess of $10,000 monthly, $100,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts (other than the agreements expressly contemplated hereby and Contracts set forth on Schedule 6.7(d)).
(e)   Except as set forth on Schedule 6.7(e), there is no material liability, debt or obligation of any Monocle Party, except for liabilities, debts and obligations (i) reflected or reserved for on Monocle’s balance sheet for the quarter ended June 30, 2020 as reported on Form 10-Q or disclosed in the notes thereto, (ii) that have arisen since the date of Monocle’s balance sheet for the quarter ended June 30, 2020 in the ordinary course of the operation of business of Monocle or (iii) incurred in connection with the transactions contemplated by this Agreement.
6.8   Monocle SEC Documents; Controls.
(a)   Since November 19, 2018, Monocle has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the means the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules and documents incorporated by reference therein), complied in all materials respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to Monocle’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No notice of any SEC review or investigation of Monocle or the SEC Documents has been received by Monocle.
(b)   The financial statements of Monocle included in the SEC Documents, including all notes and schedules thereto, complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of Monocle, as of their respective dates, and the results of operations and cash flows of Monocle, for the periods presented therein.
(c)   Monocle has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act and the listing standards of Nasdaq). Monocle’s disclosure controls and procedures are designed to provide reasonable assurance regarding the reliability of Monocle’s financial reporting and the preparation of financial statements for external purposes in material conformity with GAAP and reasonably designed to ensure that material information relating to Monocle is accumulated and communicated to Monocle’s management as appropriate.
6.9   Listing. The issued and outstanding Monocle Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Action pending, or to the knowledge of Monocle, threatened against Monocle by Nasdaq or the SEC with respect to any intention by such entity to deregister any Monocle Common Stock or prohibit or terminate the listing of any Monocle Common Stock on Nasdaq. Monocle has taken no action that is designed to termination the registration of the Monocle Common Stock under the Exchange Act. Monocle has not received any notice from Nasdaq relating to the continued listing requirements of the Monocle Common Stock.
6.10   Registration Statement and Proxy Statement.   At the First Merger Effective Time and the Effective Time, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b), the date the Proxy Statement is first mailed to Monocle’s stockholders, and at the time of the Monocle Stockholders’ Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Monocle makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement in reliance upon and in conformity with information furnished in writing to Monocle by or on behalf of the Company or the Holder Representative specifically for inclusion in the Registration Statement or the Proxy Statement.
6.11   Reserved.
6.12   Brokers’ Fees.   Except fees described on Schedule 6.12 (which fees shall be deemed Outstanding Monocle Expenses), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Monocle or any of its Affiliates.

6.13   Solvency; Surviving Corporation After the Second Merger.   None of the Monocle Parties is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Monocle (a) is solvent (in that both the fair value of its assets are not less than the sum of its debts and that the present fair saleable value of its assets are not less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) has adequate capital and liquidity with which to engage in its business and (c) has not incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.
6.14   Trust Account.   As of the date of this Agreement, Monocle has (and, assuming no holders of Monocle Common Stock exercise the Monocle Stockholder Redemption Right, will have immediately prior to the Closing) at least $175,000,000 in the Trust Account, with such funds invested in United States Government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Monocle and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (ii) entitle any Person (other than holders of Monocle Common Stock who shall have exercised their Monocle Stockholder Redemption Right) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise Taxes from any interest income earned in the Trust Account and (B) to redeem shares of Monocle Common Stock pursuant to the Monocle Stockholder Redemption Right. There are no Actions pending or, to the knowledge of Monocle, threatened with respect to the Trust Account.
6.15   Outstanding Monocle Expenses.   Schedule 6.15 sets forth a complete and correct list, as of the date of this Agreement, of the Outstanding Monocle Expenses incurred and reasonably anticipated to be incurred through the Closing.
6.16   No Outside Reliance.   Except for the express representations and warranties provided in this Article VI (including the Schedules) or the representations and warranties as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, none of the Monocle Parties nor any other Person acting on their respective behalf has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied. None of the Monocle Parties has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Monocle Parties or otherwise, other than those representations and warranties expressly made in this Article VI or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, each of the Monocle Parties acknowledges and agrees that neither the Company nor any other Person is making any representations or warranties whatsoever, oral or written, express or implied, at law or in equity, other than those expressly given by the Company in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties hereby expressly disclaims any representations or warranties other than those expressly given by the Company in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges and agrees that, except for the representations and warranties contained in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, the assets and the business of the Company and the Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis. Each of the Monocle Parties further acknowledges and agrees that, except for the representations and warranties contained in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges and agrees that it has conducted to its satisfaction its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the business and operations of the Company and its Subsidiaries, which investigation, review and analysis was done by each of the Monocle Parties and their representatives and advisors, and in making its determination to proceed with the transactions contemplated hereunder, each of the Monocle Parties has relied on the results of its own independent investigation, as well as on the representations and warranties contained in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, and the Monocle Parties are not relying on any representations or warranties other than those representations or warranties set forth in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges that it and its representatives and advisors have been provided access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. Each of the Monocle Parties acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries of the Company as contemplated hereunder. Each of the Monocle Parties acknowledges and agrees that it has conducted to its satisfaction its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the business and operations of the Company and its Subsidiaries, which investigation, review and analysis was done by each of the Monocle Parties and their representatives and advisors, and in making its determination to proceed with the transactions contemplated hereunder, each of the Monocle Parties has relied on the results of its own independent investigation, as well as on the representations and warranties contained in Article V (as modified by the Schedules) and on the representations and warranties as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges that it and its representatives and advisors have been provided access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. Each of the Monocle Parties acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries of the Company as contemplated hereunder.
6.17   Investment Intent.   Monocle acknowledges that neither the offer nor the sale of the Common Stock has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities laws. Monocle is acquiring the Common Stock for its own account and not with a view to or for sale in connection with any distribution (within the meaning of the Securities Act) thereof in violation of applicable securities Laws.
ARTICLE VII.
COVENANTS OF THE COMPANY
7.1   Conduct of Business.   From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement, as consented to by Monocle in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by Law, operate its business in the ordinary course, including using reasonable best efforts to preserve the business of the Company, maintain the services of its officers and key employees and the existing business relationships of the Company (to the extent the maintenance of such relationships continues to be in the best interests of the Company and its Subsidiaries). Without limiting the generality of the foregoing, except as set forth on Schedule 7.1, as required by Law or (x) with respect to clauses (c), (d),

(g), (i), (n) and (s) of this Section 7.1, to the extent reasonably practicable, without prior, or if not reasonably practicable, subsequent, notice to Monocle (which, for the avoidance of doubt, need not be in writing) or (y) with respect to each other clause of this Section 7.1, as consented to by Monocle in writing (which consent shall not be unreasonably conditioned, withheld or delayed), during the Interim Period, in the case of each of clauses (x) and (y), the Company shall not, and the Company shall cause its Subsidiaries not to:
(a)   change, amend or propose to amend the certificate of incorporation, the Certificate of Designation, bylaws or other organizational documents of the Company or any of its Subsidiaries;
(b)   make or declare any dividend or distribution (whether in the form of cash or other property), except for dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to the Company or a direct or indirect wholly-owned Subsidiary of the Company;
(c)   other than in the ordinary course of business, (i) modify, terminate (excluding any expiration in accordance with its terms), waive, or fail to enforce any material right or remedy under any Contract of a type required to be listed on Schedule 5.13(a) or any lease related to the Leased Real Property, or (ii) enter into any real property lease, sublease or occupancy agreement or any other Contract that would have been required to be listed on Schedule 5.13(a) if in effect on the date hereof;
(d)   except as required by the terms of the Company Benefit Plans in effect on the date hereof and as made available to the Monocle Parties, (i) grant any increase in, or accelerate payment of, compensation or benefits to any employee or service provider of the Company or any of its Subsidiaries, other than increases in cash compensation in the ordinary course of business that do not in the aggregate exceed three percent (3%) of the aggregate amount of annual pre-tax cash compensation of all employees of the Company and its Subsidiaries in effect as of the date hereof, (ii) adopt, enter into, terminate, amend, or renew any Company Benefit Plan or Labor Contract, (iii) pay any bonus or incentive compensation in excess of the amount earned based on actual performance, other than bonuses or incentive compensation payable in the ordinary course of business consistent with past practice (which, for the avoidance of doubt, shall not include any “change of control,” transaction or retention bonuses or payments or other similar arrangements that are not in effect as of the date hereof), (iv) grant any new awards, amend the terms of outstanding awards or, other than increases in cash compensation in the ordinary course of business that do not in the aggregate exceed three percent (3%) of the aggregate amount of annual pre-tax cash compensation of all employees of the Company and its Subsidiaries in effect as of the date hereof, change the compensation opportunity under any Company Benefit Plan (v) pay any severance in excess of what is legally required, (vi) take any action to fund or secure the payment of any amounts under any Company Benefit Plan, (vii) hire, retain, or terminate (other than for “cause”) any employee or individual consultant with annual cash compensation opportunities in excess of $350,000, or (viii) approve of, or consent to, any action of any Affiliate of the Company or any Subsidiary of the Company that would require Monocle’s consent pursuant to this Section 7.1(d) if taken by the Company or any of its Subsidiaries, or agree to reimburse or make whole any such Affiliate for any such action;
(e)   directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of the Company, including any class of Common Stock or Preferred Stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares or any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units;
(f)   acquire by merger or consolidation, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than in connection with any acquisition of aircraft, airframes, engines, or aircraft or engine parts in the ordinary course of business and not otherwise prohibited by this Section 7.1;

(g)   (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than any borrowings or extensions of credit under the Credit Documents (which, for the avoidance of doubt, shall not be amended after the date of this Agreement), (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than another direct or indirect wholly-owned Subsidiary of the Company, (iii) other than in the ordinary course of business consistent with past practice cancel any debts or other amounts owed to the Company or (iv) commit to do any of the foregoing;
(h)   make any payment to an Affiliate (other than a Subsidiary), except (i) compensation to employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice in accordance with Section 7.1(d), (ii) as set forth on Schedule 7.1 or (iii) pursuant to Sections 2.2, 5.1 and 6.6 of the Management Services Agreement;
(i)   make or change any material Tax election, adopt or change any material Tax accounting method, settle or compromise any material Tax liability, enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), file any amended material Tax Return, consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, settle or consent to any claim or assessment relating to any material amount of Taxes or consent to any waiver of the statute of limitations for any such claim or assessment;
(j)   assign, transfer, license or abandon any material Intellectual Property owned by the Company or any of its Subsidiaries or terminate or abandon any license agreement with a third party involving material Intellectual Property rights;
(k)   enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business or that obligates the Company to grant exclusive or preferential rights or “most favored nation” status to any Person, or enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to enter a new line of business;
(l)   enter into, renew or amend any Affiliate Agreement;
(m)   (i) discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that (A) results in any material restriction on the Company or (B) results in a payment of greater than $200,000 individually or $500,000 in the aggregate, or (ii) waive, release or assign any material claims or rights of the Company;
(n)   sell, lease, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any assets of the Company or any of its Subsidiaries except for dispositions of or leases of assets in the ordinary course of business;
(o)   merge or consolidate itself or its Subsidiaries with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, the Company or any of its Subsidiaries (other than the Second Merger);
(p)   make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law or to obtain compliance with PCAOB auditing standards;

(q)   write up, write down or write off the book value of any of its assets, other than as may be required by GAAP;
(r)   permit any insurance policies listed in Schedule 5.18 to be cancelled or terminated without using commercially reasonable efforts to prevent such cancellation or termination;
(s)   other than in the ordinary course of business consistent with past practice, (A) accelerate or delay collection of notes or accounts receivable generated by the Company or any of its Subsidiaries in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; or (B) delay or accelerate payment of any account payable or other liability of the Company or any of its Subsidiaries beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business;
(t)   make any commitments for capital expenditures (excluding, for the avoidance of doubt, any expenditures related to the acquisition of whole aircraft, whole engines, airframes or aircraft parts and the maintenance or overhaul thereof) with respect to the Company which are in excess of $400,000 individually;
(u)   make any commitments for expenditures related to the acquisition of whole aircraft, whole engines or airframes which are in excess of $30,000,000 in the aggregate, which amount shall be calculated net of any proceeds received by the Company or any of its Subsidiaries in respect of the sale of whole aircraft, whole engines or airframes by the Company or any of its Subsidiaries from and after October 31, 2019 (other than proceeds from sales of aircraft set forth on Schedule 7.1(u)); or
(v)   enter into any agreement to do any action prohibited under this Section 7.1.
Notwithstanding the foregoing, any reasonable action taken, or reasonably omitted to be taken, by the Company or any of its Subsidiaries in response to the COVID-19 pandemic (including pursuant to any applicable Law, directive, pronouncement or guideline issued by a Governmental Authority related to the COVID-19 pandemic) shall in no event be deemed to constitute a breach of this Section 7.1; provided that prior to taking, or omitting to take, any such action, the Company shall, to the extent reasonably practicable, notify Monocle of such action (or failure to act) and take into account in good faith any suggestions of Monocle with respect to such action or failure to act.
Prior to the Closing, each of the Company and Monocle shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses and shall not interfere with or control, or attempt to interfere with or control the business of the other party.
7.2   Inspection.   The Company shall, and shall cause its Subsidiaries to, afford to Monocle and its officers, employees, accountants, counsel, financing sources and other representatives reasonable access during the Interim Period, during normal business hours, in such manner reasonably calculated to minimize disruptions with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books and records (including, but not limited to, Tax Returns and work papers of and correspondence with the Company’s independent auditors), Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request in connection with the consummation of this Agreement or the transactions contemplated hereby (including consummation of any Equity Financing (if any)); provided, however, that (i) any investigation shall be conducted in accordance with all applicable competition Laws, shall only be upon reasonable notice and shall be at Monocle’s sole cost and expense; (ii) the Monocle Parties and their representatives shall not contact or otherwise communicate with the officers, employees, customers or vendors of the Company or its Subsidiaries, unless, in each case, approved in advance by the Company (such approval not be unreasonably withheld, conditioned or delayed); and (iii) Monocle and its representatives shall not be permitted as part of such access to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. All information obtained by the Monocle Parties and their respective representatives under this Agreement shall be subject to the Confidentiality Agreement. During any visits to any offices, properties or sites of or leased by the Company or any of its Subsidiaries permitted by this Section 7.2, Monocle shall comply, and shall cause its representatives to comply, with all reasonable safety, health and security rules applicable to the premises being visited. At or promptly following the Closing, the Company shall deliver to Monocle five (5) DVDs (or other digital storage device) containing copies of each document contained in the data room.
7.3   HSR Act and Regulatory Approvals.   In the event that the Closing has not occurred on or prior to December 23, 2020 (the “HSR Deadline”), then, in connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than five (5) Business Days after the HSR Deadline with the notification and reporting requirements of the HSR Act. The Company shall (a) use reasonable best efforts to comply with any Information or Document Requests and (b) request early termination of any waiting period under the HSR Act.
7.4   Cooperation with Financing.   The Company shall (a) cooperate and provide assistance and information (subject to the terms, conditions and limitations in Section 7.2) as reasonably requested by Monocle in connection with any Equity Financing, (b) cause the Company’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to reasonably cooperate and provide reasonable assistance and information upon reasonable advance notice and at mutually agreed times and (c) take such actions as are reasonably requested by Monocle and within the Company’s control to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining any Equity Financing. Notwithstanding the foregoing, in no event shall the Company or any of its Subsidiaries or the Company Stockholders be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any Equity Financing, it being understood that all expenses, fees and costs related to obtaining such Equity Financing shall be deemed to be Outstanding Monocle Expenses or Company Transaction Expenses, as applicable. None of the Monocle Parties or any of their respective Affiliates or Subsidiaries shall enter into or consummate any Equity Financing without the prior written consent of the Holder Representative and, if such consent is given, the Equity Financing shall only be consummated on terms reasonably satisfactory to the Holder Representative.
7.5   Reserved.
7.6   Termination of Certain Agreements.   On and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed on Schedule 7.6 to be terminated without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.
7.7   Company Real Property Certificate.   Prior to or at the Closing, the Company shall deliver to Monocle a statement, dated as of the Closing Date, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that interests in the Company are not “United States real property interests.”
7.8   No Shop.   During the Interim Period, the Company (a) shall immediately cease and cause to be terminated, shall cause its Subsidiaries, and shall cause it and its Subsidiaries representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any Persons with respect to any purchase of any of the Company’s equity securities (other than any purchases of equity securities from employees of the Company or any of its Subsidiaries) or any merger or sale of substantial assets involving the Company or any of its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business consistent with past practice (each such acquisition transaction, an “Acquisition Transaction”), (b) shall not take, nor shall it permit any of its Affiliates, officers, directors, employees or representatives to take, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with any Person (other than the Monocle Parties and/or any of their Affiliates) concerning an Acquisition Transaction, (c) shall not provide (and shall not permit its Subsidiaries to provide) and shall promptly, and in any event, within twenty-four (24) hours of the date of this Agreement, terminate access of any third Person (other than the Monocle Parties and/or any of their Affiliates) to any data room (virtual or actual) containing any of the Company’s (or any Subsidiary of the Company’s) confidential information; and (d) shall promptly request the return of any confidential information provided to any Person in connection with a prospective Acquisition Transaction and, in connection therewith, shall demand that all such Persons provide prompt written certification of the return or destruction of all such information, copies of which the Company shall promptly provide to Monocle. Notwithstanding the foregoing, the Company may respond to any unsolicited proposal regarding an Acquisition Transaction only by indicating that the Company has entered into a binding definitive agreement with respect to a sale of the Company and is unable to provide any information related to the Company or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction.
7.9   Trust Account Waiver.   Notwithstanding anything else in this Agreement, the Company and the Company Stockholders acknowledge that they have read the prospectus dated February 6, 2019 (the “Prospectus”) and understand that Monocle has established the Trust Account for the benefit of the Pre-Closing Monocle Holders and that Monocle may disburse monies from the Trust Account only (a) to Monocle in limited amounts from time to time in order to permit Monocle to pay its operating expenses, (b) if Monocle completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus, and (c) if Monocle fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Monocle in limited amounts to permit Monocle to pay the costs and expenses of its liquidation and dissolution, and then to the Pre-Closing Monocle Holders. All liabilities and obligations of Monocle due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (x) to the Pre-Closing Monocle Holders in the event they elect to have their shares redeemed in accordance with Monocle Governing Documents and/or the liquidation of Monocle, (y) to Monocle after, or concurrently with, the consummation of a Business Combination, and (z) to Monocle in limited amounts for its operating expenses and Tax obligations incurred in the ordinary course of business consistent with past practice. The Company and the Company Stockholders further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by November 11, 2020, Monocle will be obligated to return to the Pre-Closing Monocle Holders the amounts being held in the Trust Account, unless such date is otherwise extended. Upon the Closing, Monocle shall cause the Trust Account to be disbursed to NewCo and as otherwise contemplated by this Agreement. Accordingly, the Company and the Company Stockholders, for each of themselves and their respective subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and Affiliates, hereby waive all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Monocle for any reason whatsoever, including for a breach of this Agreement by Monocle or any negotiations, agreements or understandings with Monocle (whether in the past, present or future), and will not seek recourse against the Trust Account at any time for any reason whatsoever, in each case except as expressly contemplated by this Agreement; provided, that (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Monocle for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Monocle’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This paragraph will survive the termination of this Agreement for any reason.
7.10   Section 280G.   The Company shall use commercially reasonable efforts to obtain and deliver to Monocle, at least three (3) days prior to the Closing, a parachute payment waiver (each, a “Parachute Payment Waiver”) from each Person who the Company reasonably believes is a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), pursuant to which such disqualified individuals will waive any and all payments or other benefits contingent on the consummation of the transactions contemplated by this Agreement to the extent necessary so that no payment received (or retained) by such disqualified individual shall be a “parachute payment” under Section 280G of the Code (the “Waived Payments”). To the extent such waivers are obtained, the Company shall use all commercially reasonable efforts to obtain the approval by such number of its shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code of the right of such disqualified individuals to receive the Waived Payments, with such vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. Prior to seeking any such Parachute Payment Waiver or shareholder approval, the Company shall deliver to Monocle drafts of all waivers, consents, disclosures, supporting calculations, and other documents prepared in connection with such contemplated actions, and Monocle shall have a reasonable period of time to review and comment on all such documents (the Company’s acceptance of Monocle’s reasonable comments shall not be unreasonably withheld).
7.11   Notification of Certain Matters; Information Updates.   The Company shall give prompt notice to Monocle of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.2 not to be satisfied at any time from the date of this Agreement to the Effective Time; (b) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Second Merger or the other transactions contemplated by this Agreement; (c) any regulatory notice, report or results of inspection from a Governmental Authority in respect of the transactions contemplated by this Agreement; and (d) any information or knowledge obtained by the Company that could reasonably be expected to materially affect the Company’s current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period. The Company shall prepare in the ordinary course of business consistent with past practice, and deliver to the Monocle Parties promptly upon completion and promptly following any delivery to the members of the Company Board or to any of the Company Stockholders (but in any event no later than thirty (30) days after the end of the applicable fiscal month) unaudited consolidated financial statements for the Company and its Subsidiaries for each fiscal month ending after the date hereof (including, for the avoidance of doubt, September 2020), together with a copy of the standard monthly reporting package provided to the management of the Company.
7.12   Expense Report; Company Transaction Expenses.
(a)   The Company shall prepare and submit to Monocle no later than two (2) Business Days prior the Closing Date a final calculation of all Company Transaction Expenses, with written invoices and wire instructions for the payment thereof. Based on such summary, on the Closing Date, following the Closing, Monocle shall pay or cause to be paid by wire transfer of immediately available funds all such Company Transaction Expenses.
(b)   Monocle shall prepare and submit to the Company no later than two (2) Business Days prior to the Closing Date a final calculation of all Outstanding Monocle Expenses, with written invoices and wire instructions for the payment thereof. Based on such summary, on the Closing Date, Monocle shall cause to be paid by wire transfer of immediately available funds all such Outstanding Monocle Expenses.
ARTICLE VIII.
COVENANTS OF MONOCLE
8.1   Conduct of Business.   During the Interim Period, except as set forth on Schedule 8.1, as contemplated by this Agreement, as required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Monocle shall not, and Monocle shall cause the other Monocle Parties and Parent not to:
(a)   change, amend or propose to amend (A) the Monocle Governing Documents or the certificate of incorporation, bylaws or other organizational documents of any Monocle Party or Parent or (B) the Trust Agreement or any other agreement related to the Trust Agreement;
(b)   make or declare any dividend or distribution (whether in the form of cash or other property);

(c)   other than any redemption made in connection with the Monocle Stockholder Redemption Right, directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of any Monocle Party or Parent, including any class of common stock or preferred stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares or any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units, and including, for the avoidance of doubt, in connection with any equity financing of any Monocle Party or Parent; provided, that for purposes of this clause (c), the consent of the Company shall be deemed to have been given in the event Monocle has not received a written objection from the Company or the Holder Representative within ten (10) Business Days of Monocle’s delivery of notice (which such notice shall be provided to the Company and the Holder Representative) of a proposed issuance of shares of capital stock of any Monocle Party or Parent;
(d)   create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other Person;
(e)   merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Monocle (other than the Mergers);
(f)   discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened material Action; or
(g)   enter into any agreement to do any action prohibited under this Section 8.1.
8.2   HSR Act and Regulatory Approvals.
(a)   If the Closing does not occur on or prior to the HSR Deadline, then, in connection with the transactions contemplated by this Agreement, Monocle shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than five (5) Business Days after the HSR Deadline with the notification and reporting requirements of the HSR Act. Monocle shall use reasonable best efforts to comply with any Information or Document Requests.
(b)   Monocle shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Governmental Authority or Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted as soon as practicable, but in any event at such time as is necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date.
(c)   Monocle and the Company shall, and shall cause each of their respective Subsidiaries to, cooperate with each other and with the Regulatory Consent Authorities and other Governmental Authorities, shall use (and shall cause their respective Affiliates to cooperate and use) reasonable best efforts and shall take any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or other Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement (including the Mergers), including but not limited to (i) proffering, negotiating and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets, lines of business, or business units or divisions of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates, (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company, its Subsidiaries, Monocle or

Monocle’s Affiliates or (C) the limitation or modification of the conduct of any lines of business or operations of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates following the Closing or any action that limits the freedom of action, ownership or control with respect to, or the ability to retain or hold, any of the businesses or assets of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates or their respective Affiliates and (ii) promptly effecting any of the foregoing described in subsection (i) of this Section 8.2(c), or any other action, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date. In furtherance and not in limitation of the provisions of this Section 8.2 and Section 9.1, if any Action, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, Monocle, the Company and their respective Affiliates shall use their best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Monocle to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in Article X.
(d)   Each of Monocle and the Company shall promptly furnish to the other party and the Holder Representative copies of any notices or written communications received by Monocle or the Company, as applicable, or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and shall permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications by Monocle or the Company, as applicable, and/or its Affiliates to any third party or Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Monocle shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the Mergers without the written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Monocle agrees to provide the Company, the Holder Representative and its counsel the opportunity, on reasonable advance notice and, to the extent practicable, to participate in any meetings or discussions, either in person or by telephone, between Monocle and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e)   Monocle shall be solely responsible for and pay all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.
(f)   Monocle shall not, and shall cause its Affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, subsidiary or other portion thereof, if such action would reasonably be expected to: (i) materially increase the risk of any Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement; (ii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise; (iii) materially delay the satisfaction of the conditions contained in Section 10.1; or (iv) otherwise prevent or delay the consummation of the transactions contemplated by this Agreement.
8.3   Indemnification and Insurance.
(a)   Each of the Monocle Parties agree that all rights held by each present and former director and officer of the Company and any of its Subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, provided in the respective certificate of incorporation, bylaws or other organizational documents of the Company or such Subsidiary in effect on the date of this

Agreement shall survive the Mergers and shall continue in full force and effect. Without limiting the foregoing, (i) Monocle shall cause the Company and each of its Subsidiaries (A) to maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (B) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (ii) Monocle agrees that any indemnification and advancement of expenses available to any current or former director of the Company or its Subsidiaries by virtue of such current or former director’s service as a partner or employee of any investment fund that is an Affiliate of the Company prior to the Closing (any such current or former director, a “Sponsor Director”) shall be secondary to the indemnification and advancement of expenses to be provided by Monocle, the Company and its Subsidiaries pursuant to this Section 8.3 and that Monocle, the Company and its Subsidiaries shall (A) be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 8.3, (B) be fully responsible for the advancement of all expenses and the payment of all Damages with respect to Sponsor Directors which are addressed by this Section 8.3 and (C) not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Director with respect to any matter addressed by this Section 8.3; provided, however, that this Section 8.3(a) shall not apply to claims made against or Damages or advancement of expenses sought by, a Sponsor Director to the extent arising under or in connection with a claim by LGP, any Affiliate or investment fund of LGP or any of its or their respective limited or general partners. Monocle shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 8.3.
(b)   For a period of six (6) years from the Effective Time, Monocle shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Monocle or its agents or representatives) on terms not materially less favorable than the terms of such current insurance coverage; provided, however, that (i) Monocle may, at its sole cost and expense, cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.3 shall be continued in respect of such claim until the final disposition thereof; provided, further, that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of two hundred fifty percent (250%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy, and if such premiums for such insurance are in excess of two hundred fifty percent (250%), then the Surviving Corporation shall cause to be maintained policies of insurance, which, in its good faith determination, provide the maximum coverage available at an annual premium equal to two hundred fifty percent (250%) of the last annual premium paid by the Company prior to the date of this Agreement.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 8.3 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Monocle and the Surviving Corporation. In the event that Monocle or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Monocle or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 8.3.

8.4   Financing.
(a)   Each of the Monocle Parties may take, or cause to be taken, such actions and do, or cause to be done, such things that, in Monocle’s reasonable determination, are necessary, proper or advisable to arrange and obtain an Equity Financing on terms and conditions reasonably satisfactory to Monocle and the Holder Representative, including (i) negotiating and entering into an Equity Commitment Letter and definitive financing agreements with respect to such Equity Financing so that such definitive financing agreements are in effect not later than at Closing (such definitive financing agreements entered into in respect of an Equity Financing, the “Equity Agreements”) and (ii) arranging and obtaining the proceeds of such Equity Financing at or before Closing. Notwithstanding the foregoing, in no event shall Monocle be obligated to obtain any Equity Financing nor shall Monocle or any of its Subsidiaries or stockholders be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any Equity Financing. Promptly upon request, Monocle shall provide to the Company copies of all material definitive documents relating to an Equity Financing, including the Equity Agreements, and shall keep the Company informed on a current basis and in reasonable detail of material developments in respect of the financing process relating thereto, including by from time to time advising the Company of the status of such Equity Financing.
(b)   To the extent that Monocle enters into any commitment letter in respect of any Equity Financing, which for the avoidance of doubt, shall only be entered into on terms reasonably satisfactory to the Holder Representative (an “Equity Commitment Letter”), Monocle shall give the Company prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice or lapse of time or both, would reasonably be expected to result in a breach or default) by any party to the Equity Commitment Letter of which any Monocle Party becomes aware, (ii) if and when any Monocle Party becomes aware that any portion of such Equity Financing may not be available to consummate the Second Merger, (iii) of the receipt of any notice or other communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letter (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of such Equity Financing), (iv) if for any reason any Monocle Party believes in good faith it will not be able to obtain any portion of such Equity Financing on the terms, in the manner and from the sources contemplated by the Equity Commitment Letter and (v) of any termination of the Equity Commitment Letter. The Monocle Parties shall (A) comply in all material respects with the Equity Commitment Letter, (B) enforce in all material respects their rights under the Equity Commitment Letter and (C) not permit, without the prior written consent of the Company, any amendment or modification to be made to, or any waiver of any provision or remedy under, the Equity Commitment Letter if such amendment, modification or waiver would (1) reduce the aggregate amount of proceeds from such Equity Financing available to fund the amounts required to be paid by any Monocle Party under this Agreement below the amount required to consummate the transactions contemplated by this Agreement, (2) impose new or additional, or otherwise expand any, conditions precedent to the receipt of such Equity Financing or (3) otherwise reasonably be expected to prevent or materially impair or delay the ability of the Monocle Parties to consummate the Mergers.
8.5   Post-Closing Access; Preservation of Records.   From and after the Closing and to the extent consistent with all applicable Laws, Monocle will make or cause to be made available to the Holder Representative all books, records and documents of the Company and each of its Subsidiaries (and the assistance of employees responsible for such books, records and documents) during regular business hours as may be reasonably necessary solely for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action involving stockholders of the Company (other than any Action against Monocle or any of its Affiliates, including the Company and its Subsidiaries, that relates to the subject matter hereof), or (b) preparing and delivering any accounting or other statement provided for under this Agreement; provided, however, that access to such books, records, documents and employees shall be conducted in a manner reasonably calculated to minimize disruptions with the normal operation of the Company and its Subsidiaries and the reasonable out-of-pocket expenses of the Company and its

Subsidiaries incurred in connection therewith will be paid by the Holder Representative. Monocle will cause the Company and each of its Subsidiaries to maintain and preserve all such books, records and other documents for any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to the Holder Representative at the end of any such period.
8.6   Monocle Public Filings.   From the date hereof through the Closing, Monocle will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
8.7   Nasdaq Listing.   From the date hereof through the First Merger Closing, Monocle shall take reasonable efforts to ensure Monocle remains listed as a public company, and for shares of Monocle Common Stock to be listed, on Nasdaq. Monocle and NewCo shall take reasonable efforts to ensure that NewCo is listed as a public company, and for shares of NewCo Common Stock to be listed, on Nasdaq as of the First Merger Effective Time.
8.8   Additional Covenants.   NewCo shall (i) immediately following the Effective Time, contribute, transfer, convey and assign all of the equity interests of Monocle then-held by NewCo to Parent and (ii) immediately following the contribution described in the foregoing clause (i), cause Parent to contribute, transfer, convey and assign all of the equity interests of Monocle then-held by Parent to the Surviving Corporation, such that Monocle will be a direct wholly-owned Subsidiary of the Surviving Corporation, in each case, pursuant to a contribution agreement in form and substance reasonably acceptable to the Holder Representative.
ARTICLE IX.
JOINT COVENANTS
9.1   Support of Transaction. Without limiting or expanding any covenant contained in Article VII or Article VIII, including the obligations of the Company and Monocle with respect to the notifications, filings, reaffirmations and applications described in Section 7.3 and Section 8.2, which obligations shall control to the extent of any conflict with this Section 9.1, Monocle and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents, clearances and approvals required to be obtained in connection with the transactions contemplated hereby, including for the avoidance of doubt the FAA, European Aviation Safety Agency (“EASA”) or any applicable foreign Civil Aviation Authority (“CAA”), (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the Monocle Parties, the Company, or their respective Affiliates are required to obtain in order to consummate the Mergers and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable, including, for the avoidance of doubt and with respect to (i) Holder Representative, exercising the option described in Section 5.1 of the Amended and Restated Stockholders Agreement to cause each of the Company Stockholders to validly waive, in writing, pursuant to Delaware Law any rights of appraisal or rights to dissent from the Merger or to demand fair value for such Company Stockholders’ equity securities of the Company in connection with the Merger, in each case to the extent applicable and (ii) the Company, making available to Monocle for use in connection with, and contingent upon, the Closing, the cash and cash equivalents of the Company and its Subsidiaries (excluding (x) the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company or its Subsidiaries as of such time and (y) any cash or cash equivalents of the Company or its Subsidiaries not freely usable by the Company or its Subsidiaries because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise). Notwithstanding the foregoing, in no event shall the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party in connection with the consummation of the Mergers.

9.2   Tax Matters.
(a)   The Surviving Corporation shall be responsible for and shall pay all Transfer Taxes. The Parties will use commercially reasonable efforts to cooperate and timely prepare any Tax Returns relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Unless otherwise required by applicable Law, the Surviving Corporation will prepare and timely file all Tax Returns with respect to Transfer Taxes. Monocle or any of its Affiliates will file any other Tax Return with respect to Transfer Taxes required to be filed by Monocle or any of its Affiliates. If Monocle or any of its Affiliates is required to file a Tax Return with respect to Transfer Taxes, the Party that files such Tax Return (“Filing Party”) shall furnish to the Surviving Corporation a copy of any such Tax Return and a copy of a receipt showing payment of any such Transfer Taxes within ten (10) Business Days of availability of such receipt. The Surviving Corporation shall pay to the Filing Party all Transfer Taxes within five (5) Business Days of written demand from the Filing Party, provided that no payment shall be required more than three (3) days before the Transfer Tax is required to be paid.
(b)   None of the Monocle Parties (nor any of their Affiliates) shall make an election pursuant to Section 338 of the Code (or any corresponding provision of state, local, or foreign Law) with respect to the transactions contemplated by this Agreement.
(c)   Each of the Parties shall use commercially reasonable efforts not to take an action that could reasonably be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The parties hereto will report for federal and applicable state income Tax purposes the Mergers in a manner consistent with the Intended Tax Treatment and will not take any position inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code or a similar final determination of liability with respect to state income Taxes.
9.3   Proxy Statement; Registration Statement.
(a)   As promptly as reasonably practicable after the date of this Agreement, but in any event within thirty (30) Business Days following the date hereof, Monocle and the Company shall prepare and Monocle shall file with the SEC an amendment to the Registration Statement (which shall contain a proxy statement in connection with the Mergers to be filed as part of the Registration Statement and sent to the Pre-Closing Monocle Holders relating to the Monocle Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”)). Monocle or NewCo, the Company and the Holder Representative agree to use commercially reasonable efforts to cooperate, and to use commercially reasonable efforts to cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. Monocle and NewCo shall use their reasonable best efforts to cause the Proxy Statement and the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Mergers.
(b)   Monocle and NewCo shall as promptly as practicable notify the Company of any correspondence with the SEC relating to the Proxy Statement, the receipt of any oral or written comments from the SEC relating to the Proxy Statement, and any request by the SEC for any amendment to the Proxy Statement or for additional information. Monocle and NewCo shall cooperate and provide the Company with a reasonable opportunity to review and comment on the Proxy Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all comments reasonably proposed by the Company in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. Monocle and NewCo also agree to use their reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Mergers, and each of the Company and the Holder

Representative shall promptly furnish all information concerning the Company as may be reasonably requested in connection with any such action. Each of Monocle, NewCo, the Company and the Holder Representative agrees to use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Monocle, NewCo, the Company and the Holder Representative or their respective Subsidiaries, as applicable, to the SEC or Nasdaq in connection with the Mergers (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”). Without limiting the generality of the foregoing, the Company and the Holder Representative shall promptly furnish to Monocle or NewCo for inclusion in the Proxy Statement and the Registration Statement, PCAOB audited consolidated financial statements of the Company and its Subsidiaries for the years ended December 31, 2019 and December 31, 2018, prepared by a PCAOB qualified auditor, together with such auditor’s reports and consents to use such financial statements and reports. Monocle and NewCo will advise the Company and the Holder Representative, promptly after Monocle or NewCo receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Monocle Common Stock or the NewCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information.
(c)   Each of Monocle, NewCo, the Company and the Holder Representative shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by or on its behalf for inclusion or incorporation by reference in (A) either Proxy Statement will, as of the date it is first mailed to the Pre-Closing Monocle Holders, or at the time of the Monocle Stockholders’ Meeting, or (B) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
(d)   If, at any time prior to the Effective Time, in the case of the Proxy Statement or the Registration Statement any information relating to Monocle, NewCo or the Company any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Company Stockholders is discovered by any of Monocle, NewCo or the Company and is required to be set forth in an amendment or supplement to either Proxy Statement or the Registration Statement, so that such Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.3, be promptly filed by Monocle with the SEC and, to the extent required by Law, disseminated to the Pre-Closing Monocle Holders.
9.4   Monocle Stockholder Approval.
(a)   Monocle shall take, in accordance with applicable Law, Nasdaq rules, and the Monocle Governing Documents, all action necessary to call, hold, and convene a special meeting of holders of Monocle Common Stock (including any permitted adjournment or postponement, the “Monocle Stockholders’ Meeting”) to consider and vote upon the Merger Proposals and to provide its stockholders with the opportunity to effect an Monocle Share Redemption in connection therewith as promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act. Monocle shall, through the Monocle board of directors, recommend to its stockholders (including in the Proxy Statement) and solicit approval of the (A) the amendments to the certificate of incorporation of NewCo following the First Merger specified on Schedule 9.4,

(B) adoption and approval of this Agreement and the transactions contemplated by this Agreement in accordance with applicable Law and Nasdaq rules and regulations, (C) approval of the issuance of NewCo Common Stock in connection with the Second Merger, (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (E) adoption and approval of any other proposals as reasonably agreed by Monocle, the Company and the Holder Representative to be necessary or appropriate in connection with the Mergers, (F) solely to the extent applicable, approval of an Equity Financing, and (G) adjournment of the Monocle Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (G), together, the “Merger Proposals”). The Merger Proposals shall be the only matters which Monocle shall propose to be acted on at the Monocle Stockholders Meeting.
(b)   Notwithstanding anything to the contrary contained in this Agreement, once the Monocle Stockholders’ Meeting to consider and vote upon the Merger Proposals has been called and noticed, Monocle will not postpone or adjourn the Monocle Stockholders’ Meeting without the consent of the Company, other than (i) for the absence of a quorum, in such event the Monocle shall postpone the meeting up to two (2) times for up to ten (10) Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that Monocle has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of Monocle Common Stock prior to the Monocle Stockholders’ Meeting, or (iii) a one-time postponement of up to ten (10) Business Days to solicit additional proxies from holders of Monocle Common Stock to the extent Monocle has determined in good faith that such postponement is reasonably necessary to obtain the approval of the Merger Proposals. Subject to Section 9.4(a), Monocle will take all reasonable lawful action to solicit approval of the Merger Proposals by the holders of Monocle Common Stock.
9.5   NewCo Board of Directors.   The Parties shall take all necessary action to cause the Persons identified on Schedule 9.5 or, as the case may be, the Persons identified after the date hereof by a Party entitled to designate such Persons in accordance with Schedule 9.5, to be appointed as directors of NewCo effective upon the Closing.
9.6   Trust Account.   Upon satisfaction or waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Monocle or NewCo shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with, subject to and pursuant to the Trust Agreement and the Monocle Governing Documents, at the Closing, Monocle (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for Monocle Share Redemptions, (B) pay all amounts due in respect of the Company Transaction Expenses and Outstanding Monocle Expenses pursuant to Section 7.12 and (C) immediately following the payments described in clauses (A) and (B), pay all remaining amounts then available in the Trust Account to NewCo for immediate use in accordance with this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
ARTICLE X.
CONDITIONS TO OBLIGATIONS
10.1   Conditions to Obligations of the Monocle Parties and the Company.   The obligations of the Monocle Parties and the Company to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by applicable Law) in writing by all of such parties:
(a)   HSR Act.   All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(b)   Applicable Law.   There shall not be in force any applicable Law or Governmental Order enjoining or prohibiting the consummation of the Mergers.
(c)   Monocle Stockholder Approval.   The Monocle Stockholder Approval shall have been obtained and the Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.
(d)   Company Stockholder Approval.   The Company Stockholder Approval shall have been obtained.
(e)   Net Tangible Assets.   Monocle shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Monocle Share Redemption.
(f)   Amended and Restated Registration Rights Agreement.   The Company Stockholders and Monocle shall have executed and delivered the Amended and Restated Registration Rights Agreement.
(g)   Lock-Up Agreement.   The Company Stockholders shall have executed and delivered the Lock-Up Agreement.
(h)   Nasdaq Listing.   As of the Closing (after giving effect to the Monocle Share Redemptions), NewCo shall be in compliance with Nasdaq Listing Rule 5505(a)(3).
(i)   Minimum Available Cash.   The Available Closing Cash Amount shall be equal to or greater than $75,000,000.
10.2   Conditions to Obligations of the Monocle Parties.   The obligations of the Monocle Parties to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Monocle Parties:
(a)   Representations and Warranties.
(i)   Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.1(a) (Corporate Organization of the Company (Due Incorporation)), Section 5.2(a) (Subsidiaries), Section 5.3 (Due Authorization), Section 5.6 (Capitalization), Section 5.17 (Brokers’ Fees), and Section 5.21(a) (Absence of Changes (No Material Adverse Effect)), shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have a Material Adverse Effect.
(ii)   The representations and warranties of the Company contained in Section 5.21(a) (Absence of Changes (No Material Adverse Effect)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time.
(iii)   Each of the representations and warranties of the Company contained in Section 5.1(a) (Corporate Organization of the Company (Due Incorporation)), Section 5.2(a) (Subsidiaries), Section 5.3 (Due Authorization), Section 5.6 (Capitalization), and Section 5.17 (Brokers’ Fees), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of Closing Date (without giving effect to any materiality or “Material Adverse

Effect” or similar qualifications therein), as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such earlier date).
(b)   Covenants.   Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.
(c)   Officer’s Certificate.   The Company shall have delivered to Monocle a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(a) and Section 10.2(b) have been fulfilled.
(d)   No Material Adverse Effect.   From the date of this Agreement there shall not have occurred and be continuing a Material Adverse Effect.
10.3   Conditions to the Obligations of the Company.   The obligation of the Company to consummate the Second Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   Representations and Warranties.   Each of the representations and warranties of the Monocle Parties contained in this Agreement (without giving effect to any materiality or “material adverse effect” or similar qualifications therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to materially adversely affect the ability of the Monocle Parties to consummate the transactions contemplated by this Agreement.
(b)   Covenants.   Each of the covenants of the Monocle Parties to be performed as of or prior to the Closing shall have been performed in all material respects.
(c)   Officer’s Certificate.   Monocle shall have delivered to the Company a certificate signed by an officer of Monocle, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled.
10.4   Satisfaction of Conditions.   All conditions to the obligations of the Company and the Monocle Parties to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.
ARTICLE XI.
TERMINATION/EFFECTIVENESS
11.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:
(a)   by written consent of the Company and Monocle;
(b)   by written notice to the Company from Monocle, if:
(i)   there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.2(a) or Section 10.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Monocle provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Monocle of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;
(ii)   the Closing has not occurred on or before November 11, 2020 (the “Termination Date”); provided, further, that in the event the period of time to consummate a Business Combination is extended to a later date in accordance with the Monocle Certificate of Incorporation (such later date, the “Extended Deadline”), the Termination Date shall be deemed for all purposes hereunder to be the earlier of (A) the Extended Deadline and (B) February 11, 2021; or
(iii)   the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order;
provided, that the right to terminate this Agreement under subsection (i) or (ii) of this Section 11.1(b) shall not be available if any of the Monocle Parties is in breach of this Agreement such that the conditions set forth in Section 10.3(a) or 10.3(b) are incapable of being satisfied;
(c)   by written notice to Monocle from the Company, if:
(i)   there is any breach of any representation, warranty, covenant or agreement on the part of the Monocle Parties set forth in this Agreement, such that the conditions specified in Section 10.3(a) or Section 10.3(b) would not be satisfied at the Closing (a “Terminating Monocle Breach”), except that, if any such Terminating Monocle Breach is curable by Monocle through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Monocle provides written notice of such violation or breach and the Termination Date) after receipt by Monocle of notice from the Company of such breach, but only as long as Monocle continues to exercise such reasonable best efforts to cure such Terminating Monocle Breach (the “Monocle Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Monocle Breach is not cured within the Monocle Cure Period;
(ii)   the Closing has not occurred on or before the Termination Date; or
(iii)   the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order;
provided, that the right to terminate this Agreement under subsection (i) or (ii) of this Section 11.1(c) shall not be available if the Company is in breach of this Agreement such that the conditions set forth in Section 10.2(a) or 10.2(b) are incapable of being satisfied;
(d)   by written notice to the Company from Monocle, if the Company Stockholder Approval is not obtained within twenty-four (24) hours of the execution of this Agreement; or
(e)   by written notice from either the Company or Monocle to the other party if the Monocle Stockholder Approval is not obtained at the Monocle Stockholders’ Meeting (subject to any permitted adjournment or postponement of the Monocle Stockholders’ Meeting).
11.2   Effect of Termination.   Except as otherwise set forth in this Section 11.2, in the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company to the Monocle Parties for any intentional and willful breach of this Agreement by the Company occurring prior to such termination. The provisions of Sections 7.9, 11.2, 13.5, 13.6, 13.7, 13.8, 13.9, 13.14, 13.16, 13.17 and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement. The Parties agree that, without further action by any Party, no Party will have, and each Party waives (and will not bring), any claim or Action arising out of or related to the Original Agreement or any rights, liabilities, responsibilities or obligations thereunder (whether for any intentional and willful breach of the Original Agreement or otherwise), and that any claims with respect to this Agreement or the Original Agreement shall only be made (x) in respect of, and in accordance with, this Agreement, and (y) with respect to breaches that occur following the execution of this Agreement.
ARTICLE XII.
HOLDER REPRESENTATIVE
12.1   Designation and Replacement of Holder Representative.   The parties hereto have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Stock and SARs for certain limited purposes, as specified herein (the “Holder Representative”). The parties have designated Leonard Green & Partners, L.P., as the initial Holder Representative, and approval of this Agreement by the holders of Common Stock shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares immediately prior to the Effective Time (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.
12.2   Authority and Rights of the Holder Representative; Limitations on Liability.   The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to, after the Closing, negotiate and enter into amendments to this Agreement for and on behalf of the Holders. The Holder Representative shall have no liability to Monocle, the Company or any Holder with respect to actions taken or omitted to be taken in its capacity as the Holder Representative. The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Holder Representative and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.
ARTICLE XIII.
MISCELLANEOUS
13.1   Non-Survival of Representations, Warranties and Covenants.   None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent until such covenants and agreements have been fully performed and (ii) any claim based upon Fraud. Without limiting the generality of the foregoing:
(a)   Except with respect to any claim based upon Fraud, the parties hereto hereby waive any statutory and common law remedies, including remedies that may be available under Environmental Laws, with respect to matters relating to the transactions contemplated by this Agreement (including with respect to any environmental, health or safety matters);

(b)   After the Closing Date, none of the Monocle Parties (or any of their respective Affiliates) may seek the rescission of the transactions contemplated by this Agreement;
(c)   The provisions of and the limitation of remedies provided in this Section 13.1 were specifically bargained for between the parties hereto and were taken into account by the parties hereto in arriving at the applicable Merger Consideration;
(d)   The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Mergers and the other transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement; and
(e)   The parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the parties hereto specifically acknowledge that no party hereto has any special relationship with another party hereto that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.
13.2   Waiver.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 13.11 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.
13.3   Notices.   All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:
(a)   If to any Monocle Party (or, following the Closing, the Company), to:
Monocle Acquisition Corp
750 Lexington Avenue, Suite 1501
New York, NY 10022
Attention:   Sai Devabhaktuni
           Eric Zahler
           Richard Townsend
Email:        sai@monoclepartnersllc.com
                eric@monoclepartnersllc.com
                rich@monoclepartnersllc.com
with copies to:
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
Attention:   Stephen Fraidin
           Gregory P. Patti,Jr.
           Braden K. McCurrach
Email:       stephen.fraidin@cwt.com
            greg.patti@cwt.com
            braden.mccurrach@cwt.com

(b)   If to the Company (prior to the Closing), to:
AerSale Corp.
121 Alhambra Plaza, Suite 1700
Coral Gables, Florida 33134
Attention:  Nick Finazzo
Email:        Nick.Finazzo@aersale.com;
           legal@aersale.com
with copies to:
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention:   Howard A. Sobel,Esq.
                Paul F. Kukish,Esq.
Email:        Howard.Sobel@lw.com
                Paul.Kukish@lw.com
and to LGP and the Holder Representative:
Leonard Green & Partners, L.P.
11111 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025
Attention:   Jonathan Seiffer
             Michael Kirton
E-mail:      seiffer@leonardgreen.com
             kirton@leonardgreen.com
(c)   If to the Holder Representative, to:
Leonard Green & Partners, L.P.
11111 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025
Attention:   Jonathan Seiffer
             Michael Kirton
E-mail:      seiffer@leonardgreen.com
             kirton@leonardgreen.com
with copies to:
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention:   Howard A. Sobel,Esq.
             Paul F. Kukish,Esq.
Email:       Howard.Sobel@lw.com
             Paul.Kukish@lw.com
or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 13.3.

13.4   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, that the Monocle Parties may assign this Agreement and their respective rights hereunder without the prior written consent of the Company to any of the financing sources of the Monocle Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
13.5   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.3, (b) from and after the Effective Time, the Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article III, Article IV, Article IX, Section 13.1 and this Section 13.5, (c) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equity holders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 13.5 and Section 13.16, and (d) Latham & Watkins LLP (“L&W”) and Cadwalader, Wickersham & Taft LLP (“CW&T”) are intended third-party beneficiaries of, and may enforce, this Section 13.5 and Section 13.17.
13.6   Expenses.   Except as otherwise provided herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that any Transfer Taxes shall be paid in accordance with Section 9.2; provided, further, that, in the event that the transactions contemplated hereby are not consummated, the Company shall reimburse the Holder Representative for all costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby.
13.7   Governing Law.
(a)   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
13.8   Captions; Counterparts.   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals.
13.9   Schedules and Annexes.   The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
13.10   Entire Agreement.   This Agreement (together with the Schedules and Annexes to this Agreement), that certain Confidentiality Agreement, dated as of April 10, 2019, by and between Monocle and the Company (the “Confidentiality Agreement”), the Support and Release Agreement and the Founder

Shares Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.
13.11   Amendments.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of the Company shall not restrict the ability of the Company Board to terminate this Agreement in accordance with Section 11.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 13.11 to the extent permitted under Section 251(d) of the DGCL.
13.12   Publicity.   All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Monocle, the Company and the Holder Representative, which approval shall not be unreasonably conditioned, withheld or delayed by any Party, except to the extent required by applicable Law or the regulations or requirements of any Approved Stock Exchange or regulatory organization.
13.13   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
13.14   Jurisdiction; WAIVER OF TRIAL BY JURY.   Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.14. EACH OF THE PARTIES HERETO (AND IN THE CASE OF MONOCLE, ON BEHALF OF ITSELF AND EACH OF THE MONOCLE PARTIES) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
13.15   Enforcement.
(a)   The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at law, prior to the valid termination of this Agreement in accordance with Section 11.1, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Monocle would have entered into this Agreement.
(b)   Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13.15(b) shall not be required to provide any bond or other security in connection with any such injunction.
13.16   Non-Recourse.   Without limiting the rights of the Company under and to the extent provided under Section 13.15, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Without limiting the rights of the Company under and to the extent provided under Section 13.15, except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, in each case of the Persons described in the foregoing clauses (a) and (b), shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Monocle under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
13.17   Acknowledgement and Waiver.
(a)   It is acknowledged by each of the parties hereto that the Holder Representative and the Company have retained L&W to act as their counsel in connection with the transactions contemplated hereby and that L&W has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. Each of the Monocle Parties and the Company agree that any attorney-client privilege and the expectation of client confidence attaching as a result of L&W’s representation of the Company and the Holder Representative related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among L&W and the Company, the Holders, the Holder Representatives and/or their respective Affiliates, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Company and its Subsidiaries and L&W related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to the Holder Representative, (ii) the Company and its Subsidiaries hereby release all of their respective rights and interests to and in such communications and related materials and (iii) the Company and its Subsidiaries hereby release any right to assert or waive any privilege related to the communications referenced in this Section 13.17 and acknowledge and agree that all such rights shall reside with the Holder Representative.
(b)   Each of the Monocle Parties and the Company agree that, notwithstanding any current or prior representation of the Company by L&W, L&W shall be allowed to represent any Holder, the Holder Representative or any of their respective Affiliates in any matters and disputes adverse to any of the Monocle Parties or the Company that either is existing on the date of this Agreement or arises in the future and relates to this Agreement and the transactions contemplated hereby; and each of the Monocle Parties and the Company hereby waive any conflicts or claim of privilege that may arise in connection with such representation. Further, each of the Monocle Parties and the Company agree that, in the event that a dispute arises after Closing between any of the Monocle Parties or the Company, on the one hand, and any Holder, the Holder Representative or any of their respective Affiliates, on the other hand, L&W may represent such Holder, the Holder Representative or Affiliate in such dispute even though the interests of such Holder, the Holder Representative or Affiliate may be directly adverse to any Monocle Party or the Company and even though L&W may have represented the Company in a matter substantially related to such dispute.
(c)   Each of the Monocle Parties acknowledges, on behalf of itself and its Affiliates (including, from and after the Closing, the Company and its Subsidiaries), that any advice given to or communication with any Holder, the Holder Representative or any of their respective Affiliates (other than the Company) shall not be subject to any joint privilege and shall be owned solely by such Holder, the Holder Representative and any Affiliate of each such party (other than the Company). Each of the Monocle Parties and the Company each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than L&W.
(d)   It is acknowledged by each of the parties hereto that the Monocle Parties have retained CW&T to act as their counsel in connection with the transactions contemplated hereby and that CW&T has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. Each of the Monocle Parties and the Company agree that any attorney-client privilege and the expectation of client confidence attaching as a result of CW&T’s representation of the Monocle Parties related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among CW&T and the Monocle Parties and/or their respective Affiliates, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect.
[Signature pages follow.]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.
AERSALE CORP.
By:
/s/ Nicolas Finazzo

Name: Nicolas Finazzo
Title:    Chairman & Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

MONOCLE ACQUISITION CORPORATION
By:
/s/ Eric Zahler

Name: Eric Zahler
Title:    President and Chief Executive Officer
MONOCLE HOLDINGS INC.
By:
/s/ Eric Zahler

Name: Eric Zahler
Title:    President
MONOCLE MERGER SUB 1 INC.
By:
/s/ Eric Zahler

Name: Eric Zahler
Title:    President
MONOCLE MERGER SUB 2 LLC
By:
/s/ Eric Zahler

Name: Eric Zahler
Title:    President
[Signature Page to Agreement and Plan of Merger]

LEONARD GREEN & PARTNERS, L.P.,
solely in its capacity as the Holder Representative
By:
/s/ Jonathan Seiffer

Name: Jonathan Seiffer
Title:    Senior Vice President
[Signature Page to Agreement and Plan of Merger]

ANNEX A
Amended and Restated Registration Rights Agreement
[Omitted]

ANNEX B
Lock-Up Agreement
[Omitted]

ANNEX C
Founder Shares Agreement
[Omitted]

ANNEX D
Company Stockholder Approval
[Omitted]

ANNEX E
Letter of Transmittal
[Omitted]

ANNEX F
Reserved

ANNEX G
First Certificate of Merger
[Omitted]

ANNEX H
Second Certificate of Merger
[Omitted]

ANNEX B
AERSALE CORPORATION
2020 EQUITY INCENTIVE PLAN
1.   Purpose.   The purpose of the AerSale Corporation 2020 Equity Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel, and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.
2.   Definitions.   The following definitions shall be applicable throughout the Plan.
(a)   “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.
(b)   “Adjustment Event” has the meaning given to such term in Section 11(a) of the Plan.
(c)   “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract, or otherwise.
(d)   “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.
(e)   “Award Agreement” means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.
(f)   “Board” means the Board of Directors of the Company.
(g)   “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) if such Participant is also a participant in the Company’s Severance Plan at the time of the applicable Termination, “Cause”, as defined in such Severance Plan as in effect at the time of such Termination, or (ii) if the Participant is not also a Participant in the Company’s Severance Plan at the time of the applicable Termination, (A) the Participant is charged with (x) a felony, or (y) a misdemeanor relating to the business of the Company or any of its Affiliates or involving moral turpitude; (B) the Participant’s willful failure to substantially perform his or her duties with the Company or any of its Affiliates (other than any such failure resulting from incapacity due to physical or mental illness); (C) the Participant’s engaging in (x) material misconduct or wrongdoing, or illegal conduct in the course of carrying out the Participant’s duties with the Company or any of its Affiliates, or (y) any act of material dishonesty involving the Participant’s employment with the Company or any of its Affiliates (including, without limitation, fraud, misappropriation, or embezzlement); (D) the Participant’s material breach of any written agreement with the Company or any of its Affiliates; (E) the Participant’s material violation of the Company’s (or any of its Affiliates’) Code of Conduct or other policies applicable to the Participant (including, without limitation, any policy regarding sexual harassment or discrimination); or (F) the Participant’s failure to reasonably cooperate with a material internal investigation by the Company regarding any corporate conduct, misconduct, wrongdoing or illegal conduct; provided, in any case, that a Participant’s resignation after an event that would be grounds for a Termination for Cause will be treated as a Termination for Cause hereunder.

(h)   “Change in Control” means:
(i)   the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; or (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate;
(ii)   during any period of 12 months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director;
(iii)   a merger or consolidation of the Company with any other company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;
(iv)   the sale, transfer, or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company; or
(v)   the date of a complete liquidation or dissolution of the Company.
Notwithstanding the foregoing, (x) the consummation of any of the transactions contemplated by that certain Agreement and Plan of Merger, by and among Monocle Acquisition Corporation (“Monocle”), Monocle Merger Sub 1 Inc., Monocle Holdings Inc., Monocle Merger Sub 2 LLC, AerSale Corp., and, solely in its capacity as the Holder Representative, Leonard Green & Partners, L.P. (“LGP”), dated as of December 8, 2019 (as amended from time to time, the “Merger Agreement”), and (y) any transaction with Monocle, LGP, and their respective Affiliates, shall not constitute a Change in Control for purposes of this Plan or any benefits provided hereunder.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (i), (ii), (iii), (iv) or (v) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Committee shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

(i)   “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.
(j)   “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.
(k)   “Common Stock” means the common stock of the Company, par value $0.0001 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).
(l)   “Company” means AerSale Corporation, a Delaware corporation, and any successor thereto.
(m)   “Company Group” means, collectively, the Company and its Subsidiaries.
(n)   “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.
(o)   “Detrimental Activity” means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) a breach by the Participant of any restrictive covenant by which such Participant is bound, including, without limitation, any covenant not to compete or not to solicit, in any agreement with any member of the Company Group, or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.
(p)   “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) if such Participant is also a participant in the Company’s Severance Plan at the time of the applicable Termination, “Disability”, as defined in such Severance Plan as in effect at the time of such Termination; or (ii) if such Participant is not also a participant in the Company’s Severance Plan at the time of the applicable Termination, the Participant becomes eligible to receive income replacement benefits under any long-term disability plan covering employees of the Company or any of its Affiliates, or, if no such disability plan is maintained by the Company, “Disability” means the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, as determined by the Company (or its designee) in its sole and absolute discretion.
(q)   “Effective Date” means the date on which the transactions contemplated by the Merger Agreement are consummated.
(r)   “Eligible Person” means any: (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.
(s)   “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.
(t)   “Exercise Price” has the meaning given to such term in Section 7(b) of the Plan.

(u)   “Fair Market Value” means, on a given date: (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock.
(v)   “GAAP” has the meaning given to such term in Section 7(d) of the Plan.
(w)   “Immediate Family Members” has the meaning given to such term in Section 13(b) of the Plan.
(x)   “Incentive Stock Option” means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.
(y)   “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.
(z)   “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.
(aa)   “Nonqualified Stock Option” means an Option which is not designated by the Committee as an Incentive Stock Option.
(bb)   “Option” means an Award granted under Section 7 of the Plan.
(cc)   “Option Period” has the meaning given to such term in Section 7(c) of the Plan.
(dd)   “Other Cash-Based Award” means an Award that is granted under Section 10 of the Plan that is denominated and/or payable in cash.
(ee)   “Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock and/or (ii) measured by reference to the value of Common Stock.
(ff)   “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.
(gg)   “Permitted Transferee” has the meaning given to such term in Section 13(b) of the Plan.
(hh)   “Person” means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).
(ii)   “Plan” means this AerSale Corporation 2020 Equity Incentive Plan, as it may be amended and/or restated from time to time.
(jj)   “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
(kk)   “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.
(ll)   “Restricted Stock” means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(mm)   “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.
(nn)   “SAR Period” has the meaning given to such term in Section 8(c) of the Plan.
(oo)   “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.
(pp)   “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.
(qq)   “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.
(rr)   “Strike Price” has the meaning given to such term in Section 8(b) of the Plan.
(ss)   “Subsidiary” means, with respect to any specified Person:
(i)   any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
(ii)   any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
(tt)   “Substitute Awards” has the meaning given to such term in Section 5(e) of the Plan.
(uu)   “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death or Disability).
3.   Effective Date; Duration.   The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.
4.   Administration.
(a)   General.   The Committee shall administer the Plan (except as otherwise permitted herein). To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
(b)   Committee Authority.   Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.
(c)   Delegation.   Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act related to Persons who are subject to Section 16 of the Exchange Act will be taken only by the Board or by a committee or subcommittee of two or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.
(d)   Finality of Decisions.   Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award, or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.
(e)   Indemnification.   No member of the Board, the Committee, or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an

Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of law, under an individual indemnification agreement or contract, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.
(f)   Board Authority.   Notwithstanding anything to the contrary contained in the Plan, the Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.
5.   Grant of Awards; Shares Subject to the Plan; Limitations.
(a)   Grants.   The Committee may, from time to time, grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of any performance conditions or metrics deemed appropriate by the Committee.
(b)   Share Reserve and Limits.   Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, no more than 4,200,000 shares of Common Stock (the “Absolute Share Limit”) shall be available for Awards under the Plan; (ii) subject to Section 11 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) during a single fiscal year, each Non-Employee Director shall be granted a number of shares of Common Stock subject to Awards, taken together with any cash fees paid to such Non-Employee Director during such fiscal year, equal to (A) a total value of $300,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes) or (B) such lower amount as determined by the Board prior to the Date of Grant, either as part of the Company’s Non-Employee Director compensation program or as otherwise determined by the Board in the event of any change to such Non-Employee Director’s compensation program or for any particular period of service. To the extent the Board makes a determination pursuant to clause (iii)(B) above with respect to any year of service, such determination shall in no event be applicable to any subsequent year of service without a further determination by the Board in respect of any subsequent year of service.
(c)   Share Counting.   Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the Participant of the full number of shares of Common Stock to which the Award related, the unissued shares of Common Stock will again be available for grant under the Plan. Shares of Common Stock withheld in payment of the Exercise Price, or taxes relating to an Award, and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; provided, however, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Common Stock is listed.
(d)   Source of Shares.   Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase, or a combination of the foregoing.

(e)   Substitute Awards.   Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements and applicable law, available shares of Common Stock under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.
6.   Eligibility.   Participation in the Plan shall be limited to Eligible Persons.
7.   Options.
(a)   General.   Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.
(b)   Exercise Price.   Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.
(c)   Vesting and Expiration; Termination.
(i)   Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the 30th day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.
(ii)   Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the Option Period).
(d)   Method of Exercise and Form of Payment.   No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, the Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that is needed to pay the Exercise Price. Any fractional shares of Common Stock shall be settled in cash.
(e)   Notification upon Disqualifying Disposition of an Incentive Stock Option.   Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any share of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such share of Common Stock before the later of (i) the date that is two years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any share of Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such share of Common Stock.
(f)   Compliance With Laws, etc.    Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8.   Stock Appreciation Rights.
(a)   General.    Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.
(b)   Strike Price.   Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.
(c)   Vesting and Expiration; Termination.
(i)   A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the 30th day following the expiration of such prohibition.
(ii)   Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding SARs granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the SAR Period).
(d)   Method of Exercise.   SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.
(e)   Payment.   Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.
9.   Restricted Stock and Restricted Stock Units.
(a)   General.   Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)   Stock Certificates and Book-Entry Notation; Escrow or Similar Arrangement.   Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 13(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock and receive dividends in respect of such Restricted Stock, subject to the limitations set forth in Section 13(c)(ii). To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.
(c)   Vesting; Termination.
(i)   Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock or Restricted Stock Unit or the lapsing of any applicable Restricted Period at any time and for any reason.
(ii)   Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock or Restricted Stock Units, as applicable, have vested, (A) all vesting with respect to such Participant’s Restricted Stock or Restricted Stock Units, as applicable, shall cease and (B) unvested shares of Restricted Stock and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.
(d)   Issuance of Restricted Stock and Settlement of Restricted Stock Units.
(i)   Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall issue to the Participant or the Participant’s beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share).
(ii)   Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.
(e)   Legends on Restricted Stock.   Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:
TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE AERSALE CORPORATION 2020 EQUITY INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN AERSALE CORPORATION AND THE PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF AERSALE CORPORATION.
10.   Other Equity-Based Awards and Other Cash-Based Awards.   The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine including, without limitation, those set forth in Section 5(a) of the Plan. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 13(c) of the Plan.
11.   Changes in Capital Structure and Similar Events.   Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):
(a)   General.   In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 11 shall be conclusive and binding for all purposes.
(b)   Adjustment Events.   Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i)   substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of Awards, or a period of time (which shall not be required to be more than ten days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and
(ii)   subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.
Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).
(c)   Other Requirements.   Prior to any payment or adjustment contemplated under this Section 11, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.
(d)   Fractional Shares.   Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award.
(e)   Binding Effect.   Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 11 shall be conclusive and binding for all purposes.
12.   Amendments and Termination.
(a)   Amendment and Termination of the Plan.   The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 11 of the Plan), or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any

Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 12(b) of the Plan without stockholder approval.
(b)   Amendment of Award Agreements.   The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 11, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 11 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the canceled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.
13.   General.
(a)   Award Agreements.   Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.
(b)   Nontransferability.
(i)   Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.
(ii)   Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)   The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan or in any applicable Award Agreement to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.
(c)   Dividends and Dividend Equivalents.
(i)   The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.
(ii)   Without limiting the foregoing, unless otherwise provided in the Award Agreement, any dividend otherwise payable in respect of any share of Restricted Stock that remains subject to vesting conditions at the time of payment of such dividend shall be retained by the Company, remain subject to the same vesting conditions as the share of Restricted Stock to which the dividend relates and shall be delivered (without interest) to the Participant within 15 days following the date on which such restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate).
(iii)   To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).
(d)   Tax Withholding.
(i)   A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment, and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.
(ii)   Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the maximum income, employment, and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by: (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such maximum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such maximum statutorily required withholding liability (or portion thereof).
(iii)   The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment, and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).
(e)   Data Protection.   By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant’s participation in the Plan.
(f)   No Claim to Awards; No Rights to Continued Employment; Waiver.   No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.
(g)   Designation and Change of Beneficiary.   Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.
(h)   Termination.   Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.
(i)   No Rights as a Stockholder.   Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.
(j)   Government and Other Regulations.
(i)   The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations, and other requirements of the Securities and Exchange Commission and any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted, and any other applicable Federal, state, local, or non-U.S. laws, rules, regulations, and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.
(ii)   The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company, and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code: (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), with such amount being delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof or (B) in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.
(k)   Section 83(b) Elections.   If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, makes an election under Section 83(b) of the Code or a similar provision of law, the Participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.
(l)   Payments to Persons Other Than Participants.   If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.
(m)   Nonexclusivity of the Plan.   Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.
(n)   No Trust or Fund Created.   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.
(o)   Reliance on Reports.   Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.
(p)   Relationship to Other Benefits.   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.
(q)   Governing Law.   The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws’ provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

(r)   Severability.   If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.
(s)   Obligations Binding on Successors.   The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.
(t)   Section 409A of the Code.
(i)   Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with (or are otherwise exempt from) Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.
(ii)   Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum (without interest) on the earliest date permitted under Section 409A of the Code that is also a business day.
(iii)   Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) are accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation, pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.
(u)   Clawback/Repayment.   All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) applicable law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(v)   Detrimental Activity.   Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following:
(i)   cancellation of any or all of such Participant’s outstanding Awards; or
(ii)   forfeiture by the Participant of any gain realized on the vesting or exercise of Awards, and repayment of any such gain promptly to the Company.
(w)   Right of Offset.   The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.
(x)   Expenses; Titles and Headings.   The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

ANNEX C
AERSALE CORPORATION
2020 EMPLOYEE STOCK PURCHASE PLAN
ARTICLE I.
PURPOSE, SCOPE AND ADMINISTRATION OF THE PLAN
1.1   Purpose and Scope. The purpose of the AerSale Corporation 2020 Employee Stock Purchase Plan, as it may be amended from time to time, (the “Plan”) is to assist employees of AerSale Corporation, a Delaware corporation (the “Company”), and its Designated Subsidiaries in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and to help such employees provide for their future security and to encourage them to remain in the employment of the Company and its Designated Subsidiaries.
ARTICLE II.
DEFINITIONS
Whenever the following terms are used in the Plan, they shall have the meaning specified below unless the context clearly indicates to the contrary. The singular pronoun shall include the plural where the context so indicates.
2.1   “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.
2.2   “Administrator” means the entity that conducts the general administration of the Plan as provided for in Article VII. The term “Administrator” shall refer to the Committee, or such individuals to which authority to administer the Plan has been delegated under Section 7.1 hereof, unless the Board has assumed the authority for administration of the Plan.
2.3   “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the shares of the Common Stock are listed, quoted or traded.
2.4   “Board” means the Board of Directors of the Company.
2.5   “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.
2.6   “Committee” means the Compensation Committee of the Board.
2.7   “Common Stock” means the common stock of the Company, par value $0.0001 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).
2.8   “Company” shall have such meaning as set forth in Section 1.1 hereof.
2.9   “Compensation” of an Employee shall mean, unless otherwise specified by the Administrator in an Offering Document, the regular straight-time earnings or base salary, bonuses and commissions, paid to the Employee from the Company on each Payday as compensation for services to the Company or any Designated Subsidiary, before deduction for any salary deferral contributions made by the Employee to any tax-qualified or nonqualified deferred compensation plan, including overtime, shift differentials, vacation pay, salaried production schedule premiums, holiday pay, jury duty pay, funeral leave pay, paid time off, military pay, prior week adjustments and weekly bonus, but excluding education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and moving reimbursements, income received in connection with any stock options, restricted stock, restricted stock units or other compensatory equity awards and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established. Such Compensation shall be calculated before deduction of any required income or employment tax withholdings.
2.10   “Designated Subsidiary” means each Subsidiary that has been designated by the Board or Committee from time to time in its sole discretion as eligible to participate in the Plan, including any Subsidiary in existence on the Effective Date and any Subsidiary formed or acquired following the Effective Date, in accordance with Section 7.2 hereof.
2.11   “Effective Date” means the date on which the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, by and among Monocle Acquisition Corporation, Monocle Merger Sub 1 Inc., Monocle Holdings Inc., Monocle Merger Sub 2 LLC, AerSale Corp., and, solely in its capacity as the Holder Representative, Leonard Green & Partners, L.P., dated as of September 8, 2020 as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.
2.12   “Eligible Employee” means an Employee who after the granting of the Option would not be deemed for purposes of Section 423(b)(3) of the Code to possess five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. For purposes of the foregoing sentence, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee. Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee is excluded from participation in the Plan in an Offering Period if (i) such Employee is a “highly compensated employee” of the Company or any Designated Subsidiary (within the meaning of Section 414(q) of the Code), or is such a “highly compensated employee” (A) with compensation above a specified level, (B) who is an officer and/or (C) is subject to the disclosure requirements of Section 16(a) of the Exchange Act; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years), (iii) such Employee is customarily scheduled to work less than twenty (20) hours per week, (iv) such Employee’s customary employment is for less than five months in any calendar year and/or (v) such Employee is a citizen or resident of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (a) the grant of the Option is prohibited under the laws of the jurisdiction governing such Employee, or (b) compliance with the laws of the foreign jurisdiction would cause the Plan or the Option to violate the requirements of Section 423 of the Code; provided that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees of the Company and all Designated Subsidiaries, in accordance with Treasury Regulation Section 1.423-2(e).
2.13   “Employee” means any person who renders services to the Company or a Designated Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. “Employee” shall not include any director of the Company or a Designated Subsidiary who does not render services to the Company or a Designated Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period specified in Treasury Regulation Section 1.421-1(h)(2), and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).
2.14   “Enrollment Date” means the first date of each Offering Period.

2.15   “Exercise Date” means the last Trading Day of each Offering Period, except as provided in Section 5.2 hereof.
2.16   “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.
2.17   “Fair Market Value” means, on a given date: (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock.
2.18   “Grant Date” means the first Trading Day of an Offering Period.
2.19   “New Exercise Date” shall have such meaning as set forth in Section 5.2(b) hereof.
2.20   “Offering Document” shall have the meaning given to such term in Section 3.2.
2.21   “Offering Period” means such period of time commencing on such date(s) as determined by the Administrator, in its sole discretion, and with respect to which Options shall be granted to Participants, following the Effective Date, except as otherwise provided under Section 5.3 hereof. The duration and timing of Offering Periods may be changed by the Board or Committee, in its sole discretion. Notwithstanding the foregoing, in no event may an Offering Period exceed twenty-seven (27) months.
2.22   “Option” means the right to purchase shares of Common Stock pursuant to the Plan during each Offering Period.
2.23   “Option Price” means the purchase price of a share of Common Stock hereunder as provided in Section 4.2 hereof.
2.24   “Organizational Documents” means, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.
2.25   “Parent” means any entity that is a parent corporation of the Company within the meaning of Section 424 of the Code and the Treasury Regulations thereunder.
2.26   “Participant” means any Eligible Employee who elects to participate in the Plan.
2.27   “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.
2.28   “Plan” shall have such meaning as set forth in Section 1.1 hereof.
2.29   “Plan Account” means a bookkeeping account established and maintained by the Company in the name of each Participant.
2.30   “Section 423 Option” shall have such meaning as set forth in Section 3.1(b) hereof.

2.31   “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.
2.32   “Subsidiary” means any entity that is a subsidiary corporation of the Company within the meaning of Section 424 of the Code and the Treasury Regulations thereunder. In addition, with respect to any sub-plans adopted under Section 7.1(d) hereof which are designed to be outside the scope of Section 423 of the Code, Subsidiary shall include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship.
2.33   “Trading Day” means a day on which the principal securities exchange on which the Common Stock is listed is open for trading or, if the Common Stock is not listed on a securities exchange, shall mean a business day, as determined by the Administrator in good faith.
2.34   “Withdrawal Election” shall have such meaning as set forth in Section 6.1(a) hereof.
ARTICLE III.
PARTICIPATION
3.1   Eligibility.
(a)
Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of Articles IV and V hereof, and the limitations imposed by Section 423(b) of the Code and the Treasury Regulations thereunder.

(b)
No Eligible Employee shall be granted an Option under the Plan which permits the Participant’s rights to purchase shares of Common Stock under the Plan, and to purchase stock under all other employee stock purchase plans of the Company, any Parent or any Subsidiary subject to Section 423 of the Code (any such Option or other option, a “Section 423 Option”), to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the Section 423 Option is granted) for each calendar year in which any Section 423 Option granted to the Participant is outstanding at any time. For purposes of the limitation imposed by this subsection,

(i)
the right to purchase stock under a Section 423 Option accrues when the Section 423 Option (or any portion thereof) first becomes exercisable during the calendar year,

(ii)
the right to purchase stock under a Section 423 Option accrues at the rate provided in the Section 423 Option, but in no case may such rate exceed $25,000 of fair market value of such stock (determined at the time such option is granted) for any one calendar year, and

(iii)
a right to purchase stock which has accrued under a Section 423 Option may not be carried over to any other Section 423 Option; provided that Participants may carry forward amounts so accrued that represent a fractional share of stock and were withheld but not applied towards the purchase of Common Stock under an earlier Offering Period, and may apply such amounts towards the purchase of additional shares of Common Stock under a subsequent Offering Period.

The limitation under this Section 3.1(b) shall be applied in accordance with Section 423(b)(8) of the Code and the Treasury Regulations thereunder.
3.2   Offering Document. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan.

The provisions of separate Offering Periods under the Plan need not be identical. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise): (i) the length of the Offering Period, which period shall not exceed twenty-seven months; (ii) the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 2,500 Shares; and (iii) such other provisions as the Administrator determines are appropriate, subject to the Plan.
3.3   Election to Participate; Payroll Deductions
(a)
Except as provided in Section 3.4 hereof, an Eligible Employee may become a Participant in the Plan only by means of payroll deduction. Each individual who is an Eligible Employee as of an Offering Period’s Enrollment Date may elect to participate in such Offering Period and the Plan by delivering to the Company a payroll deduction authorization no later such period of time prior to the applicable Enrollment Date as determined by the Administrator, in its sole discretion.

(b)
Subject to Section 3.1(b) hereof, payroll deductions (i) shall be equal to at least one percent (1%) of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date, but not more than the lesser of fifteen percent (15%) of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date or $25,000 per Offering Period; and (ii) may be expressed either as (A) a whole number percentage, or (B) a fixed dollar amount. Amounts deducted from a Participant’s Compensation with respect to an Offering Period pursuant to this Section 3.3 shall be deducted each Payday through payroll deduction and credited to the Participant’s Plan Account.

(c)
Following at least one (1) payroll deduction, a Participant may decrease (to as low as zero) the amount deducted from such Participant’s Compensation only once during an Offering Period upon ten (10) calendar days’ prior written notice to the Company. A Participant may not increase the amount deducted from such Participant’s Compensation during an Offering Period.

(d)
Notwithstanding the foregoing, upon the termination of an Offering Period, each Participant in such Offering Period shall automatically participate in the immediately following Offering Period at the same payroll deduction percentage as in effect at the termination of the prior Offering Period, unless such Participant delivers to the Company a different election with respect to the successive Offering Period in accordance with Section 3.1(a) hereof, or unless such Participant becomes ineligible for participation in the Plan.

3.4   Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal payday equal to his or her authorized payroll deduction.
3.5   Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Such special terms may not be more favorable than the terms of rights granted under the Plan to Eligible Employees who are residents of the United States. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose. No such special terms, supplements, amendments or restatements shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.
ARTICLE IV.
PURCHASE OF SHARES
4.1   Grant of Option. Each Participant shall be granted an Option with respect to an Offering Period on the applicable Grant Date. Subject to the limitations of Section 3.1(b) hereof, the number of shares of

Common Stock subject to a Participant’s Option shall be determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Exercise Date and retained in the Participant’s Plan Account on such Exercise Date by (b) the applicable Option Price; provided that in no event shall a Participant be permitted to purchase during each Offering Period more than 2,500 shares of Common Stock (subject to any adjustment pursuant to Section 5.2 hereof). The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a Participant may purchase during such future Offering Periods. Each Option shall expire on the Exercise Date for the applicable Offering Period immediately after the automatic exercise of the Option in accordance with Section 4.3 hereof, unless such Option terminates earlier in accordance with Article 6 hereof.
4.2   Option Price. The Option Price per share of Common Stock to be paid by a Participant upon exercise of the Participant’s Option on the applicable Exercise Date for an Offering Period shall be designated by the Administrator in the applicable Offering Document (which Option Price shall not be less than eighty five percent (85%) of the Fair Market Value of a share of Common Stock on the applicable Enrollment Date or on the Exercise Date, whichever is lower); provided, however, that, in the event no Option Price is designated by the Administrator in the applicable Offering Document, the Option Price for the Offering Periods covered by such Offering Document shall be equal to eighty five percent (85%) of the Fair Market Value of a share of Common Stock on the applicable Enrollment Date or on the Exercise Date, whichever is lower; provided further that in no event shall the Option Price per share of Common Stock be less than the par value per share of the Common Stock.
4.3   Purchase of Shares.
(a)
On the applicable Exercise Date for an Offering Period, each Participant shall automatically and without any action on such Participant’s part be deemed to have exercised his or her Option to purchase at the applicable Option Price the largest number of whole shares of Common Stock which can be purchased with the amount in the Participant’s Plan Account. Any balance less than the Option Price per share of Common Stock as of such Exercise Date shall be carried forward to the next Offering Period, unless the Participant has elected to withdraw from the Plan pursuant to Section 6.1 hereof or, pursuant to Section 6.2 hereof, such Participant has ceased to be an Eligible Employee. Any balance not carried forward to the next Offering Period in accordance with the prior sentence promptly shall be refunded to the applicable Participant.

(b)
As soon as practicable following the applicable Exercise Date, the number of shares of Common Stock purchased by such Participant pursuant to Section 4.3(a) hereof shall be delivered (either in share certificate or book entry form), in the Company’s sole discretion, to either (i) the Participant or (ii) an account established in the Participant’s name at a stock brokerage or other financial services firm designated by the Company. If the Company is required to obtain from any commission or agency authority to issue any such shares of Common Stock, the Company shall seek to obtain such authority. Inability of the Company to obtain from any such commission or agency authority that counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to refund to the Participant such Participant’s Plan Account balance, without interest thereon.

4.4   Transferability of Rights.
(a)
An Option granted under the Plan shall not be transferable, other than by will or the Applicable Laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. No option or interest or right to the Option shall be available to pay off any debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempt at disposition of the option shall have no effect.

(b)
Unless otherwise determined by the Administrator, there shall be no holding period for the shares of Common Stock issued pursuant to the exercise of an Option. Any holding period determined by the Administrator shall be subject to Sections 5.2(b) and 5.2(c) below.

ARTICLE V.
PROVISIONS RELATING TO COMMON STOCK
5.1   Common Stock Reserved. Subject to adjustment as provided in Section 5.2 hereof, the maximum number of shares of Common Stock that shall be made available for sale under the Plan shall be 500,000 shares of Common Stock. Shares of Common Stock made available for sale under the Plan may be authorized but unissued shares, treasury shares of Common Stock, or reacquired shares reserved for issuance under the Plan.
5.2   Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.
(a)
Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under Option, as well as the price per share and the number of shares of Common Stock covered by each Option under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

(b)
Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the “New Exercise Date”), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company’s proposed dissolution or liquidation. The Administrator shall notify each Participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof.

(c)
Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, the merger of the Company with or into another corporation, or other transaction as set forth by the Administrator in an Offering Document, each outstanding Option shall be assumed or an equivalent Option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option, any Offering Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Periods then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company’s proposed sale or merger. The Administrator shall notify each Participant in writing (or electronically if determined by the Administrator), at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof.

5.3   Insufficient Shares. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which Options are to be exercised may exceed the number of shares of Common Stock remaining available for sale under the Plan on such Exercise Date, the Administrator shall make a pro rata allocation of the shares of Common Stock available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising Options to purchase Common Stock on such Exercise Date, and unless additional shares are authorized for issuance under the Plan, no further Offering Periods shall take place and the Plan shall terminate pursuant to Section 7.5 hereof. If an Offering Period is so terminated, then the balance of the amount credited to the Participant’s Plan Account which has not been applied to the purchase of shares of Common Stock shall be paid to such Participant in one lump sum in cash within thirty (30) days after such Exercise Date, without any interest thereon.
5.4   Rights as Stockholders. With respect to shares of Common Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, shares of Common Stock have been deposited in the designated brokerage account following exercise of his or her Option.
ARTICLE VI.
TERMINATION OF PARTICIPATION
6.1   Cessation of Contributions; Voluntary Withdrawal.
(a)
A Participant may cease payroll deductions during an Offering Period and elect to withdraw from the Plan by delivering written notice of such election to the Company in such form and at such time prior to the Exercise Date for such Offering Period as may be established by the Administrator (a “Withdrawal Election”). A Participant electing to withdraw from the Plan may elect to either (i) withdraw all of the funds then credited to the Participant’s Plan Account as of the date on which the Withdrawal Election is received by the Company, in which case amounts credited to such Plan Account shall be returned to the Participant in one (1) lump-sum payment in cash within thirty (30) days after such election is received by the Company, without any interest thereon, and the Participant shall cease to participate in the Plan and the Participant’s Option for such Offering Period shall terminate; or (ii) exercise the Option for the maximum number of whole shares of Common Stock on the applicable Exercise Date with any remaining Plan Account balance returned to the Participant in one (1) lump-sum payment in cash within thirty (30) days after such Exercise Date, without any interest thereon, and after such exercise cease to participate in the Plan. Upon receipt of a Withdrawal Election, the Participant’s payroll deduction authorization and his or her Option to purchase under the Plan shall terminate.

(b)
A participant’s withdrawal from the Plan shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the Participant withdraws.

(c)
A Participant who ceases contributions to the Plan during any Offering Period shall not be permitted to resume contributions to the Plan during that Offering Period.

6.2   Termination of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, such Participant’s Option for the applicable Offering Period shall automatically terminate, he or she shall be deemed to have elected to withdraw from the Plan, and such Participant’s Plan Account shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto pursuant to Applicable Law, within thirty (30) days after such cessation of being an Eligible Employee, without any interest thereon.

ARTICLE VII.
GENERAL PROVISIONS
7.1   Administration.
(a)
The Plan shall be administered by the Committee, which shall be composed of members of the Board. The Committee may delegate administrative tasks under the Plan to the services of an Agent and/or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

(b)
It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)
To establish Offering Periods;

(ii)
To determine when and how Options shall be granted and the provisions and terms of each Offering Period (which need not be identical);

(iii)
To select Designated Subsidiaries in accordance with Section 7.2 hereof; and

(iv)
To construe and interpret the Plan, the terms of any Offering Period and the terms of the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, any Offering Period or any Option, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effect, subject to Section 423 of the Code and the Treasury Regulations thereunder.

(c)
The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(d)
The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

(e)
All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Committee, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Board or Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the options, and all members of the Board or Administrator shall be fully protected by the Company in respect to any such action, determination, or interpretation.

To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
7.2   Designation of Subsidiaries. The Board or Committee shall designate from among the Subsidiaries, as determined from time to time, the Subsidiary or Subsidiaries that shall constitute Designated Subsidiaries. The Board or Committee may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the stockholders of the Company.
7.3   Reports. Individual accounts shall be maintained for each Participant in the Plan. Statements of Plan Accounts shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Option Price, the number of shares purchased and the remaining cash balance, if any.
7.4   No Right to Employment. Nothing in the Plan shall be construed to give any person (including any Participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Participant) at any time, with or without cause, which right is expressly reserved.
7.5   Amendment and Termination of the Plan. in="1"
(a)
The Board may, in its sole discretion, amend, suspend or terminate the Plan at any time and from time to time; provided, however, that without approval of the Company’s stockholders given within twelve (12) months before or after action by the Board, the Plan may not be amended to increase the maximum number of shares of Common Stock subject to the Plan or change the designation or class of Eligible Employees; and provided, further that without approval of the Company’s stockholders, the Plan may not be amended in any manner that would cause the Plan to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

(b)
In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, to the extent permitted under Section 423 of the Code, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)
altering the Option Price for any Offering Period including an Offering Period underway at the time of the change in Option Price;

(ii)
shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Administrator action; and

(iii)
allocating shares of Common Stock.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.
(c)
Upon termination of the Plan, the balance in each Participant’s Plan Account shall be refunded as soon as practicable after such termination, without any interest thereon.

7.6   Use of Funds; No Interest Paid. All funds received by the Company by reason of purchase of Common Stock under the Plan shall be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest shall be paid to any Participant or credited under the Plan.
7.7   Term; Approval by Stockholders. Subject to approval by the stockholders of the Company in accordance with this Section 7.7, the Plan shall terminate on the tenth (10th) anniversary of the date of its initial approval by the stockholder(s) of the Company, unless earlier terminated in accordance with Sections 5.3 or 7.5 hereof. No Option may be granted during any period of suspension of the Plan or after termination of the Plan. The Plan shall be submitted for the approval of the Company’s stockholder(s) within twelve (12) months after the date of the Board’s initial adoption of the Plan. Options may be granted prior to such stockholder approval; provided, however, that such Options shall not be exercisable prior to the time when the Plan is approved by the stockholders; provided, further that if such approval has not been obtained by the end of said twelve (12)-month period, all Options previously granted under the Plan shall thereupon terminate and be canceled and become null and void without being exercised.
7.8   Effect Upon Other Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company, any Parent or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company, any Parent or any Subsidiary (a) to establish any other forms of incentives or compensation for Employees of the Company or any Parent or any Subsidiary, or (b) to grant or assume Options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.
7.9   Conformity to Securities Laws. Notwithstanding any other provision of the Plan, the Plan and the participation in the Plan by any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemption rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
7.10   Notice of Disposition of Shares. Each Participant shall, if requested by the Company, give the Company prompt notice of any disposition or other transfer of any shares of Common Stock, acquired pursuant to the exercise of an Option, if such disposition or transfer is made (a) within two (2) years after the applicable Grant Date or (b) within one (1) year after the transfer of such shares of Common Stock to such Participant upon exercise of such Option. The Company may direct that any certificates evidencing shares acquired pursuant to the Plan refer to such requirement.
7.11   Tax Withholding. The Company or any Parent or any Subsidiary shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state or local tax law to be withheld with respect to any purchase of shares of Common Stock under the Plan or any sale of such shares.
7.12   Governing Law. The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware.
7.13   Notices. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
7.14   Conditions To Issuance of Shares.
(a)
Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Common Stock pursuant to the exercise of an Option by a Participant, unless and until the Board or the Committee has determined, with advice of counsel, that the issuance of such shares of Common Stock is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange or automated quotation system on which the shares of Common Stock are listed or traded, and the shares of Common Stock are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Board or the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.
(b)
All certificates for shares of Common Stock delivered pursuant to the Plan and all shares of Common Stock issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the shares of Common Stock are listed, quoted, or traded. The Committee may place legends on any certificate or book entry evidencing shares of Common Stock to reference restrictions applicable to the shares of Common Stock.

(c)
The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Option, including a window-period limitation, as may be imposed in the sole discretion of the Committee.

(d)
Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any Applicable Law, rule or regulation, the Company may, in lieu of delivering to any Participant certificates evidencing shares of Common Stock issued in connection with any Option, record the issuance of shares of Common Stock in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

7.15   Equal Rights and Privileges. Except with respect to sub-plans designed to be outside the scope of Section 423 of the Code, all Eligible Employees of the Company (or of any Designated Subsidiary) shall have equal rights and privileges under this Plan to the extent required under Section 423 of the Code or the regulations promulgated thereunder so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code or the Treasury Regulations thereunder and all Administrator actions hereunder shall be interpreted accordingly. Any provision of this Plan that is inconsistent with Section 423 of the Code or the Treasury Regulations thereunder shall, without further act or amendment by the Company or the Board, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code or the Treasury Regulations thereunder.
7.16   Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of Applicable Law, including the Code, the Securities Act or the Exchange Act shall include any amendment or successor thereto.
* * * * * *

Annex D
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MONOCLE HOLDINGS INC.
October 13, 2020
Monocle Holdings Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1.   The name of the Corporation is “Monocle Holdings Inc.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 2, 2019 (the “Original Certificate”).
2.   This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
3.   The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is Monocle Holdings Inc. (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 205,000,000 shares, consisting of (a) 200,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).
Section 4.2   Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders of Preferred Stock is required pursuant to another provision of this Certificate, including any Preferred Stock Designation.
Section 4.3   Common Stock.
(a)   Voting.
(i)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the shares of Common Stock are entitled to vote.
(iii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.
(b)   Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(c)   Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
Section 4.4   Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
Section 5.2   Number, Election and Term. (a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board..
(b)   At each annual meeting of the Corporation’s stockholders, each nominee for director shall stand for election to a one-year term expiring at the next annual meeting of stockholders or until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(c)   Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights.
Section 5.3   Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4   Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5   Preferred Stock — Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation).
ARTICLE VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the total number of directors present at a regular or special meeting of the Board at which there is a quorum or by unanimous written consent. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Secretary pursuant to a written request delivered to the Secretary by (a) the Chairman of the Board, if there be one, (b) the President, (c) the Board or (d) subject to the provisions of the Corporation’s Bylaws, the holders of record of at least twenty-five percent (25%) of the voting power of all outstanding shares of Common Stock entitled to vote at such meeting, such voting power to be calculated and determined in the manner specified, and with any limitations as may be set forth, in the Corporation’s Bylaws. Subject to the rights of the holders of any shares of Preferred Stock, special meetings of stockholders may not be called by any other person or persons.
Section 7.2   Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2   Indemnification and Advancement of Expenses. (a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify, defend and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, the Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this

Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
CORPORATE OPPORTUNITY
The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity pursuant to Section 122(17) of the DGCL. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (a) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (b) any holder of Common Stock or Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation, such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue, and to the extent the director is permitted to refer that opportunity to the Corporation without violating any legal or contractual obligation. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.
ARTICLE X
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X.

ARTICLE XI
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 11.1   Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, and except as otherwise set forth in the immediately following sentence, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (d) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (a) the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (b) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action against the Corporation or any director, officer, employee or agent of the Corporation and arising under the Securities Act of 1933, as amended.
Section 11.2   Consent to Jurisdiction.   If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (b) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
ARTICLE XII
SEVERABILITY
If any provision or provisions (or any part thereof) of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (b) the provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.
ARTICLE XIII
APPLICATION OF DGCL SECTION 203
Section 13.1   Section 203 of the DGCL.   The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

IN WITNESS WHEREOF, Monocle Holdings Inc. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.
MONOCLE HOLDINGS INC.
By:
/s/ Eric J. Zahler

Name: Eric J. Zahler
Title:    President
[Signature Page to Amended and Restated Certificate of Incorporation]